Form 20-F
period 2022-12-31
Inter & Co, Inc.
filed 2023-04-28
CIK 1864163

As filed with the Securities and Exchange Commission on April 28, 2023
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from    to    .
OR
☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the fiscal year ended December 31, 2022
Commission file number: 333-260701

Inter & Co, Inc.
(Exact Name of Registrant as specified in its charter)
The Cayman Islands
(Jurisdiction of incorporation or organization)
Av Barbacena, 1.219, 22nd Floor
Belo Horizonte, Brazil, ZIP Code 30 190-131
Telephone: +55 (31) 2138-7978
(Address of principal executive offices)
Helena Lopes Caldeira, Chief Financial Officer
ri@bancointer.com.br

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Class A common shares, par value of US$0.0000025 per share	INTR	The NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Class A common shares
The number of outstanding shares of each class of stock of Inter & Co, Inc. as of December 31, 2022 was:
117,037,105 Class B common shares, each with par value of US$0.0000025
284,765,936 Class A common shares, each with par value of US$0.0000025

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐
No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐
No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒
No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒
No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filers,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.(Check one):
Large Accelerated Filer ☐
Accelerated Filer ☐
Non-accelerated Filer ☐
Emerging Growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. O
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐
Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐
No ☒

INTER & CO, INC
I

II

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Unless otherwise indicated or the context otherwise requires, all references to “Inter & Co,” “Inter,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Inter & Co, Inc., together with its subsidiaries (including Banco Inter S.A. and its subsidiaries); all references to “Banco Inter” refer to Banco Inter S.A., a Brazilian corporation and its subsidiaries; all references to our “controlling shareholder” are to Mr. Rubens Menin Teixeira de Souza and/or Costellis International Limited or any other vehicle through which Mr. Rubens Menin Teixeira de Souza holds his equity interest in Inter & Co, as applicable.
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
Financial Statements
Unless otherwise noted, the consolidated financial information contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2022 and 2021 and for each of the years in three-year period ended December 31, 2022, included elsewhere in this annual report, or the Audited Financial Statements. Our Audited Financial Statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board (IASB).
Financial Information
Inter & Co was incorporated on January 26, 2021, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Inter & Co is a holding company through which Class A shares are listed on Nasdaq, which Class A shares back Brazilian Depositary Receipts – Level II BDRs, issued pursuant to CVM Rule No. 332, of April 4, 2000 and traded on the B3 S.A - Brasil, Bolsa, Balcão.
Banco Inter was a publicly held company with equity securities listed on B3 since April 2018. On June 23, 2022, Inter & Co and Banco Inter completed a corporate reorganization as an immediate result of which Inter & Co became the indirect owner of all shares of Banco Inter. The ultimate shareholders of Banco Inter were the same before and after this corporate reorganization (except for some shareholders that opted to receive a cash out payment), however our controlling shareholder received Class B common shares, which are entitled to 10 votes per share while all other shareholders received Class A common shares, which are entitled to 1 vote per share. Inter & Co accounted for this corporate reorganization as a reorganization of entities under common control, and the pre-reorganization carrying amounts of Banco Inter’s consolidated assets and liabilities were reflected in Inter & Co’s consolidated financial statements with no fair value adjustments. As a result, the Audited Financial Statements reflect:
•The historical consolidated operating results, cash flows and financial position of Banco Inter (as predecessor) for all dates and periods prior to May 7, 2021.
•The contribution of Banco Inter consolidated assets and liabilities at book value on May 7, 2021;
•Inter & Co and its consolidated subsidiaries (including Banco Inter) operating results and cash flows from May 7, 2021 and the financial position of Inter & Co as of December 31, 2021 and December 31, 2022.
•As the statutory equity reserves of Banco Inter are no longer applicable to Inter & Co, these statutory reserves were transferred to the retained earnings account on May 7, 2021, the date of this initial reorganization.
•The recognition of non-controlling interest on June 23, 2022, relating to the transfer from non-controlling interest to equity of the Company of the Banco Inter shareholders that exchanged their Banco Inter shares to shares or BDRs of the Company and the payment of a total of R$ 1,145.3 million to shareholders of Banco Inter who opted to receive cash in lieu of shares of the Company (instead of shares and BDRs of the Company).

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
All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars, the official currency of the United States of America. Solely for the convenience of the reader (unless otherwise stated), we have translated certain amounts included in “Summary Consolidated Financial Information and Other Data,” and elsewhere in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank as of December 31, 2022, of R$ 5.2177 to US$1.00. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of December 31, 2022, may not be indicative of future exchange rates. See “Item 5. Operating and Financial Review and Prospects ― A. Operating Results ― Exchange Rates” for information regarding historical exchange rates for the Brazilian currency.
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

NPS
Net promoter score, or NPS, is a widely used survey methodology that measures the willingness of clients to recommend a company’s products and services. NPS measures satisfaction using a scale of zero to 10 based on a client’s response to the question of how likely that person is to recommend us to a friend or colleague. Responses of nine or ten are considered “promoters.” Responses of seven or eight are considered neutral. Responses of six or less are considered “detractors.” The NPS, a percentage expressed as a numerical value, is calculated by subtracting the percentage of respondents who are detractors from the percentage who are promoters and dividing that number by the total number of respondents. The NPS calculation gives no weight to clients who decline to answer the survey question. Our NPS calculation as of a given date reflects the answers collected between the first and the last day of the month evaluated. We believe that NPS provides us with useful insight on our clients’ subjective perception and satisfaction with our products and services. We use this metric to monitor the effect our client-focused initiatives have on our clients’ satisfaction.
Special Note Regarding Non-GAAP financial measures
We use certain non-GAAP financial measure to analyze our financial and operational performance, as well as a basis for administrative decisions, including in connection with our analysis of our operational and financial performance and our evaluation of our liquidity. To provide investors and others with additional information regarding our financial and operating performance, we have disclosed within this annual report our Gross loan portfolio.
Non-GAAP financial measures have important limitations as analytical tools, and you should not consider them in isolation or as a basis there is no standard definition for any of these indicators and our definition of these measures may differ from the definition used by other companies. Gross loan portfolio is not a measure of financial performance or liquidity under IFRS and should not be considered as an alternative to other indicators of our operating performance, cash flows or any other measure of performance derived in accordance with IFRS. Non-GAAP financial measures should be viewed as supplemental to, and not a substitute for, our financial statements included elsewhere in this annual report. Because this financial information is not prepared in accordance with IFRS, investors are cautioned not to place undue reliance on this information.
We define Gross loan portfolio as the sum of the following: “Loans and Advance to Customers” and “Loans to financial institutions” in “Amounts due from financial institutions”. We believe the adding anticipation of credit card receivables to loan and advances to customers that, “Loans and Advance to Customers ” plus “Loans to financial institutions” provides us a clear view of our portfolio balance because “Loans to financial institutions” are related to anticipation of credit card receivables, which are credit operations. We use this Non-GAAP financial measure to monitor the evolution of our credit portfolio operations. See below a reconciliation of Gross Loan Portfolio:

	12/31/2022	12/31/2021
Loans and Advances to Customers	22,698,328	17,216,362
Loans to financial institutions	1,845,665	298,104
Gross Loan Portfolio	24,543,993	17,514,466
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
•Active clients. We define an active client as a client at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a client that used products that do not generate revenues in the preceding three months (e.g.: pix, wire transfers, etc.). For Inter Insurance, we calculate the number of active clients for our insurance brokerage operations as the number of beneficiaries of insurance policies effective as of a particular date. For Inter Invest, we calculate the number of active clients as the number of individual accounts that have invested on our platform over the applicable period. We believe that active clients, as it reflects the number of clients with a certain engagement threshold, provides us useful insight on our capacity to retain the interest of previously acquired clients. We use this metric to monitor the effect of our client-focused initiatives.
•AUC. We calculate assets under custody, or AUC, at a given date as the market value of all retail clients’ assets invested through our investment platform as of that same date. We believe that AUC, as it reflects the total volume of assets invested in our investment platform without accounting for our operational efficiency, provides us useful insight on the appeal of our platform. We use this metric to monitor the size of our investment platform.
•AUC per active clients. We calculate the AUC per active clients as the AUC at a given date divided by the number of active clients as of the same date. We believe that AUC per active client provides us useful insight on the appeal and usage of our investments products isolated from changes in our number of clients. We use this metric to monitor the size of our investment platform.
•Card + PIX TPV. We calculate Card + PIX Total Payment Volume (TPV) as PIX, debit and credit cards and withdrawal transacted volumes of a given period. PIX is a Central Bank of Brazil solution to bring instant payments among banks and financial institutions in Brazil. We believe that Card+PIX TPV provides us useful insight on the appeal of our payment products and the usage of your digital checking account. We use this metric to monitor the effect our client-focused initiatives have on our ability to generate client engagement on our payment products.
•Card + PIX TPV per active client. We calculate Card + PIX Total Payment Volume (TPV) per active client as the Card+PIX TPV for a given period divided by the number of active clients as of the last day of the period. We also present Card+PIX TPV per active client on a client cohort basis, in which case we consider the Card+PIX TPV for a given period of only clients of a given cohort divided by the number of active clients of that same cohort as of the last day of the period. We believe that Card+PIX TPV per active client provides us useful insight on the appeal of our payment products and the usage of your digital checking account isolated from changes in our number of clients, and how the appeal of our payment products and the usage of your digital checking account varies depending on the length of a client’s relationship with us (without accounting for clients of that cohort who are no longer have an active relationship with us). We use this metric to monitor the effect our client-focused initiatives have on our ability to generate client engagement on our payment products.
•GMV. We calculate the gross merchandise value, or GMV, for a given period as the total value of all sales made or initiated through our Inter Shop & Commerce Plus platform managed by Inter Shop & Commerce Plus (defined below). We believe that GMV provides us useful insight on the size of our Inter Shop & Commerce Plus platform, as it reflects the total volume of transactions in our Inter Shop & Commerce Plus platform without accounting for our operational efficiency. We use this metric to monitor the effect our client-focused initiatives have on our ability to generate revenue from Inter Shop & Commerce Plus.
•Take rate. We calculate take rate for a given period as the aggregate value of the fee we charge on transactions performed by a third-party seller or service provider at Inter Shop & Commerce Plus’ platform (end-to-end or at an affiliate partner platform originated via Inter) divided by the GMV at the same period. We use take rate to monitor our overall ability to monetize our platform to third-party sellers and service providers in our Inter Shop & Commerce Plus platform.

•Client cohort. We aggregate customers in cohorts defined by the first date of contact with Inter as a client, such as: date of account opened, or credit contract signing, first purchase at Inter Shop & Commerce Plus, etc. We believe that analyzing our clients by cohorts provides us useful insight on the evolution of our clients and our ability to retain and monetize our clients in the long-term. We use client cohorts together with other metrics to analyze a certain aspect of their relationship with us (depending on the metric used).
•Average clients with three or more products. We calculate this metric as the number of active clients as of that a given date that used three or more of our products of our products divided by the total number of active clients as of that same date. To calculate the number of products our client uses, we divided our product portfolio in 73 distinct products (including products consisting of groups of features), such as transactional banking services (PIX + wire transfers + withdrawal), shopping purchases, credit card transactions, and others. We use this metric to monitor the cross selling capabilities across the Super App.
•Primary banking relationship. For purposes of this metric, we define a client with primary banking relationship with us on a given period as a client who has 50% or more of their income after tax for that period flowing to their bank account with us during the month. We gather the income after tax data once a year with a non-mandatory customer profile update. We use the most recent data provided by the client. To determine the percentage of clients with a primary banking relationship with us, we divide the number of clients with primary banking relationship with us cohorts of a given period by the total number of accounts as of the last day of the same period. We also analyze the percentage of clients with primary banking relationship on a client cohort basis, in which case we divide the number of clients of a given client cohort with primary banking relationship with us as of a given period by the total number of accounts held by client of that same cohort as of the last day of the same period. We believe that primary banking relationship provides us useful insight on the attractiveness of our banking products. We use this metric to monitor our ability to attract and retain clients in our financial-services business vertical.

FORWARD-LOOKING STATEMENTS
This annual report contains or may contain “forward-looking statements.” Forward looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are statements which are not historical fact and involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements may include, but are not limited to, statements related to:
•recent developments relating to actual events or concerns relating to liquidity constraints, defaults and non-performance by financial institutions;
•the impact of the ongoing war in Ukraine and economic sanctions imposed by Western economies on Russia and Russian entities and individuals, and the impact of these events on the global economy, which are highly uncertain and are difficult to predict;
•the future growth opportunities, expected earnings, expected capital expenditures, and future financing requirements;
•our ability to expand our business into markets outside of Brazil and in particular our ability to integrate the operations and obtain the benefits that we intend to achieve through our acquisition of USEND (now Inter&Co Payments) in the United States;
•the economic, financial, political and public health effects of the COVID-19 pandemic, the dissemination of other coronavirus variants, particularly in Brazil and to the extent that they continue to have severely adverse macroeconomic effects, in which case they may intensify the impact of the other risks to which we are subject;
•general economic, political and business conditions both in Brazil and internationally, including, in Brazil, developments and the perception of risks in connection with ongoing social and political unrest and demonstrations relating to the recent Brazilian presidential elections, investigations and increasing fractious relations among the Brazilian government, members of the Brazilian Congress and members of the Supreme Court, as well as policies and potential changes to address these matters or otherwise, including economic and tax reforms, presidential elections and in response to the ongoing effects of the COVID-19 pandemic, any of which may negatively affect growth prospects in the Brazilian economy as a whole;
•the socioeconomic, political and business environment in Brazil, including, but not limited to, exchange rates, employment levels, population growth and consumer confidence;
•inflation as well as fluctuations in the real, as defined further below, and in interest rates;
•changes in applicable rules and regulations, including those relating to taxation, employment, information technology, data privacy, and cybersecurity;
•our ability to implement our growth strategies;
•our ability to adequately finance our operations on favorable terms;
•our ability to satisfactorily serve our clients;
•our ability to attract and retain companies to sell through our Inter Shop & Commerce Plus platform;
•competition;
•changes in consumer preferences and consumer demand for our products and services;
•difficulties in maintaining and/or improving our products or in managing client complaints and any negative publicity that may affect our products;
•increases in our costs, particularly in relation to our workforce; and
•the matters discussed under the “Risk Factors” section in this annual report.

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
Forward-looking statements in this annual report are based on current expectations and assumptions made by our management. Although our management believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements. We can give no assurance that they will prove to be correct. Additionally, forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this annual report. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements, or that could contribute to such differences, include, without limitation, the risks and uncertainties set forth under the section “Item 3. Key Information―D. Risk Factors.”

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.    Directors and senior management
Not applicable.
B.    Advisers
Not applicable.
C.    Auditors
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
A.    Offer statistics
Not applicable.
B.    Method and expected timetable
Not applicable.
ITEM 3. KEY INFORMATION
A.     Reserved
B.    Capitalization and Indebtedness
Not applicable.
C.    Reasons for the Offer and Use of Proceeds
Not applicable.

D.    Risk Factors
Summary of Risk Factors
Investing in our securities involves a high degree of risk. These risks are discussed in more detail below, and you should carefully consider these risks before making a decision to invest in our common shares. The following is a summary of some of the principal risks we believe we face:
•The neobank or digital banking sector in Brazil is in its early years and is highly competitive, and we may be unable to maintain our market position;
•Failures or breaches in critical processes or systems may interrupt our business, increasing costs and resulting in losses, which could materially adversely affect us;
•Failure to protect against risks related to cybersecurity may result in a loss of revenue and materially adversely affect us, including hampering our operations or resulting in the unauthorized disclosure of information;
•Interruptions or failures in our technology systems or any lack of integration or redundancy of these systems may materially adversely affect us.
•Models, policies, procedures and methodologies that we have adopted to manage risks (including market, liquidity, credit, operational and environmental, social and climate risks) may not be sufficient to prevent exposure to unforeseen risks or the occurrence of known risks, which may materially adversely affect us;
•Adverse decisions in legal, administrative proceedings and investigations to which we, our subsidiaries or our directors and officers are or become a party may materially adversely affect us;
•We are subject to laws and regulations relating to money laundering, financing of terrorism, corruption and other illegal activities in the jurisdictions in which we operate and may be materially adversely affected by violations of these laws and regulations;
•Changes made by the Central Bank in the basic interest rate may materially adversely affect our operating results and financial condition;
•Disruption or volatility in global financial and credit markets could adversely affect the financial and economic environment in the countries in which we operate, most notably Brazil, which could have a material adverse effect on our business, financial condition and results of operations;
•We have identified material weaknesses in our internal control over financial reporting. If we are unable to remedy these material weaknesses or fail to establish and maintain a proper and effective system of disclosure controls and internal controls over financial reporting, our ability to produce timely and accurate financial statements, our results of operations and our ability to operate our business or comply with applicable regulations may be adversely affected; and
•The Brazilian government exercises significant influence over the Brazilian economy and government actions may materially adversely affect the Brazilian market and us.

Certain Risks Related to Our Business
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
The Brazilian digital banking or neobank sector is in its early years and is highly competitive. As such, large financial institutions, considered to be “incumbents,” have adopted strategies that focus on digital banking and therefore compete with newcomers in:
•consolidating a position in the digital bank accounts market;
•developing benefits programs to attract and retain account holders; and
•expanding the portfolio of digital products.
Many of our competitors, in particular traditional banks or competitors that are affiliated with traditional banks, have substantially greater financial, operational and marketing resources than we do. Accordingly, these competitors may be able to offer more extensive or enhanced products and services to clients, or offer such products and services at more attractive rates (including more attractive interest rates on deposits and loans) or on better terms. As a result, we may be forced to increase our deposit interest rates, or lower the rates we charge for loans or the fees we charge for other services or devote significant financial resources to our marketing efforts or developing customized products and services that clients demand, in order to maintain and expand our market share. If this were to occur, we would need to enhance cost control to maintain our margins, and, if we are unable to control our costs, our margins may be adversely affected.
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

Many of our competitors, especially large incumbent financial institutions and competitors affiliated with such institutions, have the ability to devote more financial and operational resources than we can to the development of new technologies and services and, if successful, their development efforts could render our services less desirable to clients, resulting in the loss of clients or a reduction in the fees we can generate. If our development efforts prove unsuccessful, or if we are unable to develop, adapt to or access technological changes on a timely and cost-effective basis, our business, financial condition and results of operations could be materially adversely affected.
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
Moreover, we may be subject to significant operational process interruptions, including events that are entirely or to some measure beyond our control, which may materially adversely affect our operations, including but not limited to:
•the total or partial unavailability of systems that support back-office services;
•failures of our critical automated or non-automated systems; and
•interruptions in the supply of outsourced services on which our critical processes depend, such as processing interbank wire transfers, payment of public or private securities, settlement of purchase orders and/or sale of securities, among other processes.
Operational failures, including those resulting from human error or fraud, increase costs, and may result in losses, disputes with clients, damage to our image, lawsuits, regulatory fines, sanctions, intervention, the obligation to issue refunds or other damages. These impacts may also be long lasting and have irreversible impacts to the long-term prospects of the business. Any such operational failure may materially adversely affect us.
Failure to protect against risks related to cybersecurity may result in a loss of revenue and materially adversely affect us, including hampering our operations or resulting in unauthorized disclosure of information.
Our security structure is subject to cybersecurity failures, including cyber-attacks, which may include intrusion into platforms and IT systems (which includes, inter alia, servers, databases, networks, applications, software, services, partners’ services and anything considered a digital asset (e.g. which has bits and bytes) by malicious third parties, malware infiltration (such as computer viruses), contamination (whether intentional or accidental) of networks and systems by third parties with whom we exchange data, cyber-attacks designed to access, change, corrupt or destroy systems, computer networks, stored information or transmitted information, as well as unauthorized access to or breach of sensitive and or private data of clients by our employees, third parties or others. For example, in 2018, certain information relating to our clients in the year was published without our authorization. The unauthorized publication of this information resulted in certain legal proceedings against us, including a public civil action. In 2019, we settled this public civil action.
We have strategic partners in infrastructure and systems, which also process information and operate critical services. These suppliers are subject to risks similar to those described above and may have a direct impact on us and our clients. We may be jointly and severally liable for any damage caused by third-party service providers involved in our operations. Also as of the date of this annual report, some of our subsidiaries have chosen not to use the same controls procedures and cybersecurity systems as Banco Inter. Therefore, the risk is higher in such subsidiaries.
Successful cyber-attacks may paralyze or make our services or systems unavailable for uncertain periods of time, resulting in losses, contamination, corruption or loss of client data and other sensitive stored information, a breach of secured data, dissemination of unauthorized information or loss of significant levels of liquid assets (including cash).

Cyber-attacks are constantly changing and being reinvented. Failure to effectively protect our systems and platforms (including systems and platforms from our third-party service providers) against cyber-attacks may result in losses, disputes with clients, damage to our reputation, lawsuits, regulatory fines, sanctions, regulatory intervention and other damages, each of which could materially adversely affect us.
We may not be able to upgrade our systems quickly enough to keep up with changes in cyber-attacks, or we may be required to allocate additional funds above the amounts originally earmarked to stop such attacks.
We are also subject to cyber-risk-management regulation. Failure to manage cybernetic risks or to comply with these regulatory requirements may adversely affect us.
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
Accordingly, any failure to protect personal data processed by us or our subsidiaries to comply with applicable data protection laws, may result in significant fines, an obligation to disclose the incident to the market, an obligation to delete personal data from our records or suspension of our operations and may materially adversely affect our reputation and results of operations. As of the date of this annual report, some of our subsidiaries have chosen not to use the same controls procedures and privacy systems as Banco Inter. Therefore, the risk is higher in such subsidiaries.
Interruptions or failures in our technology systems or any lack of integration or redundancy of these systems may materially adversely affect us.
Our operations depend on the efficient and uninterrupted operation of our IT systems including the part of our technology stack which relies on cloud storage or processing services from third parties. For example, these systems are required to process a significant and constantly growing number of transactions efficiently and accurately, as well as enable the processing, storage and secure transfer of confidential data and other sensitive information. The software that we use to process these transactions is required to interact with third party software or operating systems. Accordingly, any incompatibilities or the unavailability of such software or operating systems, or any errors or limitations as to their use, may prevent proper processing of transactions made by our clients resulting in losses, disputes with clients, lawsuits, regulatory fines, sanctions, regulatory intervention, an obligation to issue refunds or other damages, each of which could materially adversely affect us.

In addition, the hardware and software that we use (including the cloud services we contract) may be damaged or be subject to complete or partial interruptions as a result of internal failure, natural disasters, failures in telecommunications services, computer viruses, physical intrusion, electronic intrusion and other events or similar occurrences. Any of these events may result in disruptions, delays and/or losses in the transmission of essential data, which may materially adversely affect us. System failures, bugs and version updates may also cause adverse effects, including service interruptions, data losses, data breaches and/or vulnerabilities.
Any failure in monitoring or improving our IT systems linked to our operation (including due to insufficient investments) could adversely affect our operations.
In addition, considering that our core business is intrinsically linked to the digital environment in which new technologies are developed daily, our ability to maintain our competitiveness and expand our business depends on our ability to improve IT systems and efficiently increase our operational capacity. As a result, we must continuously make investments in significant improvements in our IT infrastructure in order to remain competitive. There can be no assurance that we will have the funds available to maintain the levels of investment required to support improvements or upgrades to our IT infrastructure, which may result in a significant loss of competitiveness against our main competitors, and an inability to keep pace with the evolution of the sector and client needs, materially adversely affecting us.
Models, policies, procedures and methodologies that we have adopted to manage risks (including market, liquidity, credit, operational and environmental, social and climate risks) may not be sufficient to prevent exposure to unforeseen or unknown risks that may materially adversely affect us.
The models, policies, procedures and methodologies that we use to monitor, measure and manage risks (including models to manage the credit risk of our clients) may not be sufficient to prevent our exposure to unforeseen risks or the occurrence of known risks, which may materially adversely affect us. The profitability of our banking operations also depends, among other factors, on balancing expected risks and returns from banking transactions, which introduces an additional layer of complexity to our models.
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
We may incur losses resulting from failures, inadequacies or deficiencies in internal processes, systems, or human error. In addition, we may incur losses resulting from external events such as natural disasters, terrorism, theft, and vandalism, as well as events that are not properly identified and addressed by our models. The occurrence of any of these risks may materially adversely affect us. See “—We have identified material weaknesses in our internal control over financial reporting. If we are unable to remedy these material weaknesses or fail to establish and maintain a proper and effective system of disclosure controls and internal controls over financial reporting, our ability to produce timely and accurate financial statements, our results of operations and our ability to operate our business or comply with applicable regulations may be adversely affected.”
We are subject to laws and regulations relating to money laundering, financing of terrorism, corruption and other illegal activities in the jurisdictions in which we operate and may be materially adversely affected by violations of these laws and regulations.
We are subject to laws and regulations related to the prevention and combating of money laundering, financing of terrorism, corruption, and other illegal activities. These laws and regulations require, among other measures, that we adopt and apply “Know-your-Client,” “Know-your-Supplier,” “Know-your-Partner” and “Know-your-Employee” procedures (including in all cases, politically exposed person, or PEP assessments, identification and qualification of the UBO's – Ultimate Beneficial Ownership) and suitable internal policies to address our business risks. We must also provide training for employees in the prevention of all those illegal activities, as well as report suspicious transactions to the appropriate authorities.

In January 2022, we completed the acquisition of 100% of the share capital of Inter&Co Payments, which is engaged in money transmission business in the United States. Money transmittal businesses are particularly exposed to money laundering risks, particularly in connection with international transfers involving low amounts, which may not be captured by monitoring procedures.
These standards have become more detailed and complex, requiring that we continuously improve already sophisticated systems and use specialized personnel for compliance and monitoring all the clients and products. In the event that we are unable to fully comply with applicable laws and regulations to prevent and combat money laundering and the financing of terrorism, combating corruption or other related illegal activities, we may be subject to:
•administrative, criminal and/or civil fines and penalties;
•loss of our operating licenses;
•prohibition or suspension of our activities; and
•prohibition on entering into contracts with Brazil’s public administration and becoming ineligible for certain tax benefits or other programs which involve public funds.
Any such consequences may materially adversely affect our reputation, financial condition and results of operations. We may be materially adversely affected to the extent we, our controlling shareholder, affiliates, directors, officers, staff members or third-party agents are involved, or accused of being associated with, money laundering, financing of terrorism, corruption or other related illegal activities, or in the event that our operations, accounts or systems are used, with or without our knowledge, to further money laundering, financing of terrorism, financing the use of weapons of mass destruction, corruption or other illegal or improper purposes.
We may be materially adversely affected by damage to our reputation.
We depend on our image and credibility in the market to operate our business and attract and retain clients, investors and employees. Various factors may damage our reputation and result in a negative perception by our clients, counterparties, shareholders, investors, government agencies, the community and regulators. These factors include, among others, non-compliance with legal obligations, conducting unlawful transactions with clients, contracting suppliers that do not conduct their business ethically, unauthorized disclosure of client information, misconduct by our employees and failures in risk management. In addition, negative publicity relating to us may damage our business, while actions taken by third parties, including suppliers, such as engaging in child labor, slave labor, discriminatory practices, unlawful acts and corruption, activities contrary to health, work safety or environmental regulations, may indirectly tarnish our reputation in the market. Any failure to establish or preserve a favorable reputation among clients and within the banking industry may materially adversely affect us.
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
CMN Resolution No. 4,955, of October 21, 2021, or "CMN Resolution No. 4,955", establishes a calculation method for regulatory capital held by financial institutions and other institutions authorized to operate by the Central Bank.

This resolution establishes the beginning of the transition to new standards established by Basel III, and its main purposes are:
•to improve the capacity of financial institution to absorb shocks arising from the financial system and other economic sectors;
•to reduce the risk of contagion spreading from the financial sector to the real economic sector (systemic risk);
•to maintain financial stability; and
•to promote sustainable economic growth.
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
Any mismatch between the maturity of credit transactions and sources of funds, which in general are for shorter terms, may exacerbate the effect of any imbalance in interest rates, and pose a liquidity risk if we do not have adequate funding. An increase in the total cost of funding may result in an increase in interest rates that we charge on lending, which may consequently affect our ability to attract new clients. A decrease in the growth of our credit portfolio, or illiquidity arising from the lack of permanent funding, may materially adversely affect us.
The growth of our credit portfolio, including our credit card portfolio, may result in an increase in delinquency.
Our management has adopted a strategy of expanding our credit portfolio increasing origination and approving new loans, particularly non-collateralized loans (on which defaults are more likely). This strategy may result in an increase in our financial leverage and, potentially, lead to an increase in default risk and impairment losses on financial assets, which may materially adversely affect us.
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

We may be unable to collect payments due from payroll deductible loans, or payroll loans.
A portion of our income is derived from payroll loans, where our clients’ loan payments are deducted directly from their pensions, annuities, or other earnings. Our ability to make payroll deductions is governed by various federal, state and local laws and/or regulations that establish limits on such deductions, and requires certain licenses issued by public entities and agreements with private sector employers. The enactment of any new law, regulation or amendment, or the repeal or emergence of a new interpretation of existing laws or regulations that result in a ban or restriction on our ability to make these direct deductions could increase the risk profile of our credit portfolio, resulting in a higher percentage of loan-related losses.
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
The agreement we have entered into with the INSS to be able to grant payroll loans to INSS beneficiaries has a fixed term and must be periodically renewed. There can be no assurance that this agreement will be renewed. Any failure to renew this agreement may materially adversely affect our payroll and payroll credit card operations. We may also be required to enter into agreements with or obtain authorizations from governmental authorities to provide payroll loans to employees of these entities. The Brazilian government or other government entities may alter the regulation of these authorizations. Currently, we do not have the required authorization to offer payroll loans to employees of certain municipal and State governments due to statutory restrictions which require such transactions to be authorized only for government-owned banks. Other government agencies may impose regulations that restrict or prevent us from offering payroll loans to employees.
Part of our loans are derived from lending through loans deducted directly from payroll, including the payroll card model, a credit card for which monthly bills are deducted from payroll. Repayments are deducted directly from the borrowers’ pensions, annuities, or salaries, and may be interrupted if the borrower (a retired person, pensioner, employee or official of the private or public sector) loses his or her job, if other deductions, such as alimony, take priority over the loan, or if the borrower dies. In the event of a borrower’s termination or leave of absence from his or her employer, the payment of the loan may depend exclusively on the borrower’s financial capacity. There can be no assurance that we will be able to recover loan amounts in these circumstances.
Our payroll loans are also subject to risks relating to the employer or payee. Any events that affect payments to employees, such as an employer’s financial condition, and failures or changes in the internal controls, may delay, reduce or prevent deductions from the employees’ earnings, and therefore, result in losses on our payroll loans portfolio, which may materially adversely affect us.
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
A portion of our corporate lending operations is guaranteed by receivables due to the borrowers from their respective clients. Any unfavorable change in the credit quality of these third-party debtors may negatively affect our ability to receive amounts owed by our clients, which may adversely affect us.
Provisions for expected credit losses are based on current expectations related to various factors that affect the quality of our credit portfolio. These factors include, among others: the financial condition of borrowers and their payment capacity and intentions; the realizable value of guarantees; government macroeconomic policies; interest rates and the legal and regulatory environment. Because of the number of factors beyond our control, current (or future) provisions for expected credit losses may not be sufficient to cover the final unrecovered losses. We may be required to increase our provision for expected credit losses and may be materially adversely affected to the extent that our assessment and expectations regarding the aforementioned factors are different from actual events, if there is a deterioration in the quality of our total credit portfolio for any reason or if future actual losses exceed the estimates. We may be materially adversely affected if we are unable to control or reduce default rates or the incidence of poor-quality credit.
The effectiveness of our credit risk management is affected by the quality and scope of information available in Brazil.
In determining the credit capacity of clients, we use credit information available in our database, as well as public credit client information provided by the Central Bank and other sources. Due to limitations in the availability of information and the information infrastructure in existence in Brazil, our credit risk assessment associated with a particular client may not be based on complete, accurate or reliable information. In addition, there can be no assurance that our credit scoring systems collect complete or accurate information that reflects the actual behavior of clients or that their credit risk can be properly assessed. We rely on other publicly available resources and internal resources, which may not be effective. As a consequence, our ability to efficiently manage credit risk, and subsequently, our provision for impairment losses, could be materially adversely affected.
We may experience difficulty in the collection and foreclosing upon collateral for unpaid loans and financing
When borrowers default on loan and financing agreements, we take in-court or out-of-court measures to collect the amounts due. We may not be able to recover amounts resulting from defaulted loans by borrowers or seize assets pledged as collateral under these agreements, and such collateral, when seized, may not be sufficient to cover defaulted loan balances. For instance, all our real estate loans have the real estate in question as collateral (through a fiduciary assignment of property or mortgage). Foreclosure on such collateral requires us to observe specific procedures which may be time-consuming and may be further delayed due to circumstances outside our control (such as difficulty in locating the debtor). Judicial challenges by the debtor may also result in decisions requiring additional procedures to effect the foreclosure or even invalidating a completed foreclosure as a whole. Due to depreciation and other maintenance costs relating to the collateral, we may sell the asset within a short timeframe, which may require us to accept worse commercial terms for the sale. We may also be unable to sell the asset. We may also experience to difficulties collecting defaulted loans or foreclosing on collateral if the debtor is in bankruptcy or in court or out-of-court reorganization. We cannot assure you that we will be able to collect defaulted loans, successfully and timely foreclose on the loan’s collateral or that the recovered amounts will cover the outstanding balance of a defaulted loan. As such, an increase in loan defaults or an increase in our loss resulting from defaults may materially adversely affect us.
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
Our ability to remain competitive and reach our growth target is dependent upon the success of our management and we may be unable able to successfully attract and retain specialized management. We may be materially adversely affected if our key management personnel resign or if we are unable to continue to attract and retain specialized management.
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
Adverse decisions in legal and administrative proceedings and investigations to which we, our subsidiaries or our directors and officers are or become a party may materially adversely affect us.
We and members of our management may be party to lawsuits and administrative proceedings related to civil (including, in particular, claims under consumer laws), tax, labor, antitrust, and regulatory claims and investigations arising in the ordinary course of business. Certain of these lawsuits and proceedings may involve sizeable damages claims. For more information on our current legal and administrative proceedings, see “Item 4. Information on the Company ― B. Business Overview ― Legal and Administrative Proceedings.”
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
We may be materially adversely affected in the event of unfavorable rulings, particularly in lawsuits or proceedings involving material amounts or that impose restrictions that prevent us from conducting our business as initially planned, liability for labor debts and/or obligations resulting from outsourcing and debts resulting from labor claims filed by third-party seeking their employment reclassification. In addition, unfavorable decisions in proceedings involving our management may prevent them from continuing to serve as our officers or directors and/or materially adversely affect our reputation and business. See “Item 4. Information on the Company ― B. Business Overview ― Legal and Administrative Proceedings.”
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
Certain risks may not be covered by insurers, such as war, acts of God, cyberattacks, data-breaches by our clients and third-party service providers, interruption of certain of our activities and human error. Additionally, natural disasters, meteorological phenomena, electricity shortage and other similar events may cause physical harm and loss of life, as well as interrupt our operations, damage our equipment and the environment, among others.
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

We may be materially adversely affected if we are prohibited from using the brand “Inter” in any of our core business verticals or if we fail to protect our intellectual property rights.
We believe the brand “Inter” is an important distinctive sign that help distinguish us from our competitors. Some of our applications for trademark over the brand “Inter” have been rejected by Brazilian National Institute of Intellectual Property (Instituto Nacional de Propriedade Industrial), or the INPI, including our application for trademark over the brand Inter for use in connection with financial services. We have proposed a suit, which is still ongoing, to reverse the decision of the INPI with respect to the “Inter” brand and judicially register the brand. Therefore, we do not currently own the trademark “Inter,” which is the common identifier among our different products. As a result, (i) our ability to protect the brand Inter and to prevent third parties from using this brand is limited, and (ii) there can be no assurance that competent authorities would not recognize exclusive rights of third party over the brand Inter in certain industries or jurisdictions, in which case we may be prohibited from using brand Inter in these industries or jurisdictions. If we are unable to register the brand Inter through our lawsuit or otherwise or are prohibited from using the brand Inter in any of our core business verticals, particularly in our banking operations, our business may be materially and adversely affected. See “Information on the Company―B. Business Overview—Intellectual Property.”
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
Our funding costs and access to the debt capital markets are influenced by numerous factors, such as macroeconomic conditions, the regulatory environment for Brazilian banks, insufficiency of capital, failure to timely comply with our obligations to clients and suppliers, continuous availability of term deposits in the local market and failure to grow our credit portfolio. As a result, we are significantly dependent on our credit risk ratings. These ratings are provided by private ratings agencies that may at any time lower or withdraw our credit ratings or place us on a negative “credit watch.”
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
We may also fail to identify or delay adjusting aspects of our acquiree’s practices relating to, among others, cybersecurity, information technology or risk management which are not consistent with our standards. Any such failure or delay may increase our exposition to risks relating to, among others, cybersecurity, information technology or risk management.
As a result of a number of factors, we may be unable to benefit from completed acquisitions , including as a result of our inability to:
•implement our culture in the acquired companies;
•integrate our operating and accounting policies and procedures;
•expedite the consolidation of subsidiaries;
•retain existing management to the extent necessary or adapt the acquired companies’ operations;
•prevent the loss of clients of the acquired companies or our existing clients; or
•otherwise generate sufficient revenue to offset the costs and expenses of acquisitions.
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
Our international expansion efforts may not be successful or may subject us to increased risks.
Our operations are currently concentrated in Brazil, but we have started efforts to expand our operations internationally, notably to the United States.
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

We also may not be able to recoup our investments in new geographies in a timely manner, if at all. If our expansion efforts are unsuccessful, including because potential clients in a given jurisdiction fail to adopt our products and services, our reputation and brand may be harmed, and our ability to grow our business and revenue may be adversely affected.
Even if our international expansion efforts are successful, international operations will subject our business to increased risks, including:
•increased licensing and regulatory requirements;
•competition from service providers or other entrenched market participants that have greater experience in the local markets than we do;
•increased costs associated with and difficulty in obtaining, maintaining, processing, transmitting, storing, handling and protecting intellectual property, proprietary rights and sensitive data;
•changes to the way we do business as compared with our current operations;
•a lack of acceptance of our products and services;
•the ability to support and integrate with local third-party service providers;
•difficulties in staffing and managing foreign operations in an environment of different culture, language, laws and customs;
•difficulties in recruiting and retaining qualified employees and maintaining our company culture;
•increased travel, infrastructure and legal and compliance costs;
•compliance obligations under multiple, potentially conflicting and changing, legal and regulatory regimes, including those governing financial institutions, payments, data privacy, data protection, information security, anti-corruption, anti-bribery and anti-money laundering;
•compliance with complex and potentially conflicting and changing tax regimes;
•potential tariffs, sanctions, fines or other trade restrictions;
•exchange rate exposure;
•increased exposure to public health issues such as the COVID-19 pandemic, and related industry and governmental actions to address these issues; and
•regional economic and political instability.
As a result of these risks, our international expansion efforts may not be successful or may be hampered, which would limit our ability to grow our business.
A significant increase in the number of our digital accounts in a short period of time may increase our exposure to operating risks, thus negatively impacting our business, results of operations and reputation.
We reached approximately 24.7 million clients on December 31, 2022, an increase of 51%, compared to December 31, 2021. This significant increase in the number of clients in a short period of time increases our exposure to a number of operating risks, including failures in our ability to register banking transactions, as well as the unavailability of systems that are crucial to our business operations, the processing of gains and losses on public and private securities, detecting fraud and the settlement of purchase and sale orders in the capital markets, among other operating processes that may be negatively impacted. The realization of one or more of these risks may materially adversely affect our results of operations, financial condition and reputation.

We and our subsidiary, Inter Shop & Commerce Plus, may not be able to maintain our strategies for the development and maintenance of our Inter Shop & Commerce Plus platform.
We and Inter Marketplace Intermediação de Negócios e Serviços Ltda., or Inter Shop & Commerce Plus, our subsidiary that operates our Inter Shop & Commerce Plus platform, perform e-commerce transactions through our digital application. If we are unable to maintain our strategies for the development and maintenance of our Inter Shop & Commerce Plus platform, including maintaining our contracts with certain suppliers on whom we depend to maintain our e-commerce operations, we will be impaired in our ability to effect e-commerce transactions and, as a result, our business may be materially adversely impacted.
Additionally, companies that sell their products on Inter Shop & Commerce Plus are free to leave the platform and are not bound by non-competition or similar agreements. If we are unable to retain enough companies selling their products on our platform, our e-commerce activities may halt, which could materially adversely affect us.
Our holding company structure makes us dependent on the operations of our subsidiaries, which may impact our ability to pay any cash dividends in the foreseeable future.
Inter&Co is a holding company that holds controlling interests in our operational companies. Accordingly, our material assets are our direct and indirect equity interests in our subsidiaries and therefore our ability to make cash distribution is subject to the results of operations of our subsidiaries. Currently, all of our revenues are expected to be derived from our Banco Inter and its subsidiaries. We expect that we will continue to depend on our subsidiaries for a significant portion of our revenues for the foreseeable future, and any decrease in the revenue of oursubsidiaries or any other event significantly affecting our subsidiaries may have a material adverse effect on our financial condition and results of operations.
Additionally, we have non-controlling interest holders in some of our subsidiaries or investees. These non-controlling interest holders may have the power to influence certain decisions of the subsidiary or investee and may also have economic interests different from ours and may act in a manner contrary to our strategy or objectives. If we are unable to obtain the non-controlling’ consent to approve the decisions we deem appropriate, we may not be able to implement, in whole or in part, the business strategy for these companies, which could adversely affect our results of operations.
Our holding company structure also means that we depend on the payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay the future cash dividends or distributions, if any, to holders of our Class A common shares. In addition, the payments, dividends and distributions from our subsidiaries to us for funds to pay future cash dividends or distributions, if any, to holders of our Class A common shares, could be restricted under financing arrangements that we or our subsidiaries may enter into in the future and we and such subsidiaries may be required to obtain the approval of lenders to make such payments to us in the event they are in default or they repayment obligations.
Furthermore, we may be adversely affected if the Brazilian government imposes legal restrictions on dividend distributions by our Brazilian subsidiaries. In the past, in response to the uncertainty relating to the economic effects of the COVID-19 pandemic, the Central Bank of Brazil restricted financial institutions, such as Banco Inter, from paying dividends in the 2020 fiscal year above the minimum legal requirement (or, if applicable, the minimum threshold set forth in the entity’s organizational documents). The Brazilian government or regulatory authorities may create other similar restrictions in the future.
We may also have tax costs in connection with any dividend or distribution from our subsidiaries, which may affect the amount available for us to distribute to holders of our Class A common shares. The Brazilian Congress is discussing a tax reform which could create a tax on dividends and increase the tax rates on other forms of distribution. Such new or increased tax burden may adversely affect our and our subsidiaries’ ability to pay dividends or make distributions.

The declaration, payment and amount of any future dividends or distributions to holders of our Class A common shares, will be made at the discretion of our board of directors and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as our board of directors considers relevant. We cannot assure that we will pay dividends in the future. See “Item 8. Financial Information―A. Consolidated Statements and Other Financial Information―Dividends and Dividend Policy” and “Item 10. Additional Information―B. Memorandum and Articles of Association—Dividends and Capitalization of Profits.”
The retail sector in Brazil is highly competitive, which may adversely affect the participation of our subsidiary, Inter Shop & Commerce Plus, in the market, consequently affecting the net revenue of our operations.
Inter Shop & Commerce Plus faces intense competition. Some of Inter Shop & Commerce Plus competitors are retailers or marketplace operators that carry inventory benefit from a more beneficial tax treatment, as they obtain tax credits that are not available to e-commerce operators that do not carry inventory, like Inter Shop & Commerce Plus. In addition, it competes with a large number of multinational merchandise retail chains in general, as well as with hypermarkets that offer their clients durable goods. Some of these international competitors may have access to larger sources of finance at lower costs than Inter Shop & Commerce Plus.
Moreover, consumers’ purchasing decisions are affected by factors such as brand recognition, product quality and performance, credit availability, price and habits and preferences of each consumer. Some of our competitors may make marketing investments substantially larger than ours. If our advertising, promotional or marketing strategies are unsuccessful, or if we are unable to offer new products (and services) that meet market demands or changes in consumer habits, or if we are unable to successfully manage introduce new products or the profitability of these efforts or, if for other reasons, our end consumers believe that our competitors’ products and services are more attractive, then Inter Shop & Commerce Plus sales, profitability and operating results may be affected, which can have negative impacts on our results.
Competition in e-commerce can also intensify. Other retail and e-commerce companies may enter into alliances or commercial agreements that will strengthen their competitive position. As the client portfolio grows and increases their loyalty in the various segments of the Internet market, participants in these segments will be able to seek to expand their business to the market segments in which we operate. In addition, new technologies can further intensify the competitive nature of online retailing. We believe that the nature of the Internet as an electronic shopping facilitates the entry of competitors and allows for purchases through price comparison. This increase in competition may reduce Inter Shop & Commerce Plus sales, profitability and operating results may be affected, which may have a negative impact on our results. Competitors may come to provide more resources for technology and marketing development than we do. Additionally, as the use of the Internet and other online services increases, retailers operating in this market may be acquired, receive investments, or enter into other business relationships with larger, more established companies with financial resources.
We cannot guarantee that our suppliers, business partners and shopping sellers of our Inter Shop & Commerce Plus platform will not engage in improper practices. We may be held responsible for the default and marketing of inadequate products by the sales partners registered on our Inter Shop & Commerce Plus platform, and may cause damage to our reputation, brands and financial results.
We and our subsidiary Inter Shop & Commerce Plus cannot guarantee that some of our suppliers and business partners of our Inter Shop & Commerce Plus platform will not present irregularities in their operations due to non-compliance with tax, labor, social and environmental and anti-corruption legislation. It is possible that partners may use outsourcing of the production chain, or even that these potential irregularities may be used to lower the cost of their products.

Through our Inter Shop & Commerce Plus platform, Inter Shop & Commerce Plus allows sales partners to register and offer their products within their e-commerce channels. Through this model, Inter Shop & Commerce Plus acts as an intermediary in sales transactions, and it is not under our control whether partners fulfill their obligations and responsibilities to their clients. If any of these partners do not meet their obligations to clients, we and/or Inter Shop & Commerce Plus may have our indicators of client service negatively impacted, suffer sanctions from regulatory agencies and find an increase in the number of civil and tax proceedings, among others, and be required to bear costs to clients who purchased their products through our Inter Shop & Commerce Plus platform. We and Inter Shop & Commerce Plus may still be held responsible for partners trading, or even registering and offering on our platform, counterfeit, illicit and/or illegal products. These aspects may subject us to reputational losses, consequently, loss of attractiveness to our clients, which could adversely impact on our net income and operating income, and to fines and/or sanctions to be applied by competent bodies. Any such events could adversely impact on the market value of our securities.
Additionally, we and Inter Shop & Commerce Plus may be jointly or severally liable if our suppliers and/or business partners demonstrate problems already described, in addition to default, by partners and clients of Inter Shop & Commerce Plus.
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
We may incur financial and reputational losses due to our relationship with shareholders, suppliers, business partners and/or clients, whose activities may result in negative social environmental impacts that may materially adversely affect us.
We have a diversified client base that may be exposed to social and environmental risk factors. Social and environmental risk may materialize for our clients in a variety of ways and with differing degrees of intensity in relation to economic, social and environmental scenarios, resulting in financial and/or reputational losses that may impact on the relationship with us, and materially adversely affect us.
We may become a party to legal proceedings, receive infraction notices and fines, be accused of being involved in the business of our clients, suppliers, business partners or third-party service providers and, consequently, any environmental harm caused by them, any of which may adversely affect our operations and reputation.
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
We have identified material weaknesses in our internal controls over financial reporting as of December 31, 2022. A material weakness is a deficiency, or combination of controls deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (i) lack of controls over accounting reconciliations and manual entries, (ii) lack of a process for identification of significant disclosures, including market and credit risks and income tax reconciliation, (iii) ineffective design, implementation and operation of controls within mergers and acquisitions processes, (iv) insufficient controls for the identification, review and disclosure of related parties transactions, (v) ineffective controls of general information technology controls, or GITCs, in the areas of change management, user identity and access management processes, including segregation of duties, and (vi) insufficient controls over the data base used in the calculation of provisions for credit losses as a result of manual entries. We plan to adopt measures that will improve our internal controls over financial reporting, but we cannot assure you that our efforts will be effective. Our independent registered public accounting firm has not conducted an audit of our internal controls over financial reporting. We may be subject to external audit of our internal controls over financial reporting in the future, and our independent registered public accounting firm may identify additional material weaknesses or significant deficiencies.
We are required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls. Our future testing may reveal other material weaknesses or significant deficiencies and result in the conclusion that our internal controls over financial reporting is ineffective. We expect to incur additional accounting and auditing expenses and to spend significant management time in complying with these requirements. If we are not able to comply with these requirements in a timely manner, or if we or our management identify other deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our shares may decline and we may be subject to investigations or sanctions by the SEC and other regulatory authorities.
We are subject to consumer protection laws and governmental consumer protection authorities. Non-compliance with consumer protection laws and agreements entered into with authorities may adversely affect our reputation, brands and financial results.
In Brazil, the Consumer Protection Code, which is applicable to financial institutions, regulates commercial practices and provides for, among other things, product and service liability, strict liability of the supplier of products or services, reversal of the burden of proof to the benefit of consumers as the weaker party, the joint and several liability of all companies within the supply chain, abuse of rights in contractual clauses, advertising and information on products and services offered to the public. The Consumer Protection Code further establishes the consumers’ rights to access and modify personal information collected about them and stored in private databases. Brazilian consumer protection laws could result in substantial compliance costs. Financial institutions are generally exposed to a significant number of administrative and judicial claims from consumers, and scrutiny of federal and state prosecution offices and associations for protection of consumers rights. We are involved in certain public civil claims or other types of class actions available under Brazilian law with claims relating to our payroll deduction loans and other matters, and may be subject to new claims in the future. The public prosecutor’s office and governmental consumer protection authorities may inspect and initiate administrative proceedings related to regulatory compliance. In such cases, we may enter into consent orders (termos de ajustamento de conduta) with these authorities, through which we will agree to perform (or abstain from performing) certain actions.

In addition, with our international expansion we are subject to international consumer protection rules. Specifically in relation to Inter&Co Payments, we are subject to the rules of the United States federal agency the Consumer Financial Protection Bureau (CFPB), responsible for consumer protection in the financial sector which implements and enforces federal consumer financial laws to ensure that all consumers have access to markets for consumer financial products and services that are fair transparent and competitive.
As of the date of this annual report, we have entered into three settlement agreements with the public prosecutor’s office and governmental consumer protection authorities in which we agreed to certain obligations related to the facts of each proceeding. See “Item 4. Information on the Company ― B. Business Overview—Settlement Agreements.” Non-compliance with such agreements may subject us to agreed-upon fines and legal proceedings, both of which may adversely affect our reputation, brands and financial results.
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
For example, on August 5, 2020, the basic interest rate reached 2.0%, the lowest level in history, a decision taken at a time of strong reduction in the level of activity of the global economy. However, the basic interest rate has increased significantly since the year of 2021. On March 23, 2023, the SELIC rate was increased to 13.75%, due to concerns with inflationary pressures.
Increases in the basic interest rate may materially adversely affect the results of our operations, by reducing the demand for credit, increasing funding costs and increasing the risk of client default, among other consequences. In particular, lending tends to be more affected by an increase in the basic interest rate, which may materially adversely affect us. Reductions in the basic interest rate may also materially adversely affect us by, for example, reducing revenues from revenue-generating assets and decreasing margins. We are unable to predict whether the Central Bank will maintain current interest rates. For more information of how we are affected by the inflation, see Item 5. Operating and Financial Review and Prospects — A. Operating Results — The Brazilian Macroeconomic Environment.
Changes in Brazilian tax and social security laws may materially adversely affect our operating results and financial capacity.
The Brazilian government regularly implements changes in tax, social security and other laws and regimes that affect us and our clients. These changes include changes in tax rates and, occasionally, the establishment of temporary rates, the proceeds of which are used for certain governmental purposes. Additionally, we may also be affected by differing interpretations on the tax laws applicable to us. In February 2023, the STF issued a decision ruling that a final and unappealable decisions rendered with respect to a taxpayer cannot prevail over subsequent decisions rendered by the STF that apply to all taxpayers.

These events may result in increased tax payments and social security contributions, which may materially adversely affect us. There can be no assurance that conditions will be sufficient to maintain the profitability we achieved in previous years should there be substantial increases in taxes levied on us, our subsidiaries and our operations.
In addition, past tax reforms have brought uncertainties with respect to the national financial system, increased the cost of credit and contributed to an increase in client defaults. It is not possible to predict future tax reforms that may be implemented by the Brazilian government or their effects or ensure that any tax reform that may be undertaken does not materially adversely affect us.
We are unable to quantify the effects of changes in tax rules and regulations that may be implemented by the Brazilian government in the future.  There can be no assurance that future changes in tax rules and regulations will not have a material adverse effect on our results and operations or those of our clients.  There are several proposals of tax reform currently under discussion in Brazil, including certain rules regarding the taxation of individuals, legal entities and financial investments. Two of the main points under discussion are the taxation of dividends, probably at a 15% rate, and the extinguishment of payments of interest on net equity (juros sobre o capital próprio).
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
We have no control over regulations relating to banking operations, including, but not limited to, those that govern:
•minimum capital requirements;
•compulsory deposit requirements;
•limits on fixed asset investments;
•limits on lending and other credit restrictions;
•accounting and statistical requirements;
•limits on exchange exposure;
•limits or other restrictions on fees;
•requirements for the contracting of services for the processing and storage of data and cloud computing;
•requirements in relation to the prevention of money laundering, record keeping and ethical issues; and
•intervention, liquidation and/or temporary monitoring.
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
The Central Bank has periodically changed the level of compulsory deposits that financial institutions in Brazil must maintain. In each of the past three years, the compulsory deposit rules linked to time deposit and demand deposit changed several times, requiring that compulsory deposits correspond to 2%, at the lowest, and 65%, at the highest, of overall deposits of a multi-service bank (such as Banco Inter). The Central Bank may increase our compulsory deposit requirements in the future or impose new requirements. Compulsory deposits typically generate lower returns than other investments given that no interest is received on a portion of our compulsory deposits with the Central Bank and given that the monies cannot be loaned out. Any increase in compulsory deposit requirements may reduce our ability to lend funds and make other investments, which may materially adversely affect us.
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

The increase in the competitiveness of the banking sector due to the implementation of the Open Financial System (Open Banking) may hinder client retention and affect our results.
On May 4, 2020, the CMN and the Central Bank enacted Joint Resolution No. 1/2020 and Central Bank Circular No. 4,015 that implemented the Open Financial System, or Open Banking, in Brazil, in order to facilitate the access of new players to the financial markets, as well as encouraging competition between financial institutions. The changes brought about by these new regulations started to demand the opening and sharing of information about the services of the main financial institutions in Brazil, and expansion of the portability of data and transactions of clients.  As a consequence, financial institutions will be required to adopt certain technological standards for the implementation and operationalization of interfaces dedicated to sharing data and services.  Thus, data from clients and services of financial institutions are now available for access by participants in the financial system, provided that the sharing of their data is previously allowed by clients. The implementation of Open Banking was completed in 2022.
We are currently required to participate in Open Banking as a payment transactions initiator (iniciador de transação de pagamento). If we are unable to be competitive in the face of these new market conditions or fully and duly observe the required technological standards, including those related to cybersecurity, we may experience difficulties in retaining clients and our financial results, as well as our reputation, may be negatively impacted.
We are subject to various risks in our credit card operations.
We issue credit cards and payroll cards (credit card for payroll clients) to our clients. Our credit card operations are subject to various risks, including risk of fraud and credit risk of our clients, as well as risk relating to the general economic conditions of the Brazilian economy. Fraud risks include losses from various types of fraud by our clients or third parties, including use of stolen or fraudulent credit card data, attempted payments with insufficient funds and other forms of fraud. People use increasingly sophisticated methods to engage in illegal activities involving personal information, such as unauthorized use of another person’s identity, account information or payment information and unauthorized acquisition or use of credit or debit card details, bank account information and mobile phone numbers and accounts. Our credit risk with credit cards is the risk that our client may not have enough funds to pay the credit card balance when due. This risk can be exacerbated if the models we use to determine the amount of credit we extend to each client are not properly calibrated. Additionally, our credit card operations are relatively new. As such, we are still developing and implementing more sophisticated methods and models to mitigate the risks relating to our credit card operations.
We cannot assure you that we will effectively manage our scale.
Our employee headcount and the scale and complexity of our business have increased significantly over time. The scale of our business and breadth of our products creates significant challenges for our management, operational, and financial resources, including managing multiple relationships with users, marketers, developers, and other third parties, and maintaining information technology systems and internal controls and procedures that support the scale and complexity of our business. In addition, some members of our management do not have significant experience managing a large global business operation, so our management may not be able to manage our scale effectively. To effectively manage our scale, we must maintain, and continue to adapt, our operational, financial, and management processes and systems, manage our headcount and facilities, and effectively train and manage our personnel. In addition, from time to time, we implement organizational changes to pursue greater efficiency and realign our business and strategic priorities. As our organization continues to evolve, and we are required to implement and adapt complex organizational management structures, we may find it difficult to maintain the benefits of our corporate culture, including our ability to quickly develop and launch new and innovative products. This could negatively affect our business performance.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or nonperformance by financial institutions or transactional counterparties, could adversely affect the Company’s current and projected business operations and its financial condition and results of operations.
Current events involving reduced or limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. In Brazil, for example, credit markets have been significantly impacted by the Americanas case (Americanas is a publicly traded company in Brazil that operates in retail in two sectors physical stores and e-commerce. In 2023, Americanas filed for a bankruptcy protection, after discovering inconsistencies in its financial statements), which has led lenders to be more cautious and selective in granting credit and widened banking spreads, which may increase the risk of default by our clients, suppliers, service providers and other counterparties, and reduce the ability of our clients to make additional investments. Additionally, on March 10, 2023, Silicon Valley Bank, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Although we did not have any cash or cash equivalent balances on deposit with Silicon Valley Bank, Signature Bank and Silvergate Capital Corp., investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our cash and cash equivalents and investments in marketable securities may be threatened. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, or result in breaches of our financial and/or contractual obligations. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.
Risks Relating to Brazil and the Global Economy
Disruption or volatility in global financial and credit markets could adversely affect the financial and economic environment in the countries in which we operate, most notably Brazil, which could have a material adverse effect on our business, financial condition and results of operations.
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

Further, the demand for credit and financial services, as well as our clients’ ability to make payments and deposits, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment rates, inflation and fluctuations in interest and foreign exchange rates. Disruptions and volatility in the global financial markets may have significant consequences in the countries in which we operate, such as volatility in the prices of securities, interest rates and foreign exchange rates. Higher uncertainty and volatility may result in a slowdown in the credit market and the economy, which, in turn, could lead to higher unemployment rates and a reduction in the purchasing power of consumers. Such events may significantly impair our clients’ ability to perform their obligations and increase overdue or non-performing loans, resulting in an increase in the risk associated with our lending activity.
Any growth in the Brazilian economy is limited by inadequacies in infrastructure, including energy shortages and deficiencies in the transport, logistics and telecommunications sectors, the lack of skilled manpower and of public and private investment in these areas and in education, limiting productivity and efficiency. Any of these factors could result in volatility in the labor market and have an aggregate impact on income, purchasing power and consumption levels, which may materially adversely affect us due to restricted growth in the economy and a resulting increase in default rates.
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
Uncontrolled inflation, significant exchange rate variations, social instability and other political, economic and diplomatic events, as well as the Brazilian government’s response to these events, may materially adversely affect us. In addition, uncertainty regarding the guidelines of economic policy may contribute to a lack of confidence and increased volatility in the Brazilian capital markets, as well as in the price of securities of Brazilian issuers. It is not possible to predict with any certainty how the approval of any reforms, such as labor, social security, political and tax reforms, will impact on the Brazilian economy. Continuing political uncertainty may affect the approval of important measures and lead to reversals in expectations, such as, but not limited to:
•fluctuations in interest rates;
•fluctuations in exchange rates;
•reductions in salary and income levels;
•increased unemployment rates;
•inflation;
•reserve requirements;
•capital requirements;
•liquidity of capital and credit markets;
•macroeconomic measures;
•client defaults;
•monetary and fiscal policies, as well as changes in the tax regime;
•political, social or economic instability;
•allegations of corruption against political parties, civil servants and others; and
•other political, social and economic events affecting Brazil.

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
Political instability in Brazil, including instability resulting from social and political unrest relating to the presidential elections, corruption investigations, may materially adversely affect us.
Historically, Brazil’s political landscape has influenced and continues to influence the performance of the country’s economy. Political crises have affected and continue to affect the confidence of both investors and the public, which has resulted in an economic downturn and increased the volatility of securities issued by Brazilian companies. The instability resulting from social and political unrest has increased due to the presidential election in Brazil that took place in the second half of 2022.
The Brazilian markets have also experienced an increase in volatility on account of the uncertainties generated by corruption investigations, led by the Federal Public Prosecutor’s Office and other authorities, and its impact on the Brazilian economy and political environment.
We are unable to predict the outcome of any such political unrest and investigations (future or present), including its effects on the Brazilian economy.
The potential result of these and other events is uncertain, but they already had a negative impact on the image and reputation of the companies involved, as well as on the general perception of the Brazilian economy. The development of these events has and may continue to adversely affect our business, financial condition, results of operations, as well as the market price of our shares. We cannot predict the results of the ongoing events, nor their impact on the Brazilian economy and stock market.
We cannot predict how the Brazilian government may impact on the overall stability, growth prospects and the country’s economy and political situation. Nor can we predict how ongoing and future political unrest and investigations may affect Brazil’s political and economic environment. Likewise, any difficulty for the Brazilian government in obtaining a majority of votes in the Brazilian Congress may result in a political standstill, protests and strikes, all of which may adversely affect our operations. Any of the above factors may create political uncertainty, which may materially impact on the Brazilian economy, our business, financial conditions and the results of our operations.
Downgrading of Brazil’s credit rating may have a material adverse effect on our funding costs.
Rating agencies regularly evaluate Brazil and its sovereign ratings based on a number of factors, including macroeconomic trends, physical and budgetary conditions, debt metrics and the prospect of changes in any of these factors.
Since December 2019, S&P has maintained Brazil’s credit rating at BB-, considered speculative grade, citing that the government continues to implement fiscal consolidation measures that have helped reduce the country’s still high deficit, which together with lower interest rates and gradual implementation of the reform agenda should contribute to stronger growth and investment prospects over the next three years, in addition to a gradual improvement in fiscal results.
Since April 2018, Moody’s maintained Brazil’s Ba2 rating. Since May 2021, Fitch’s affirmed Brazil’s BB- rating.

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
In the event the Brazilian government fails to make payments due to holders of bonds issued by the Brazilian National Treasury to finance public debt, we may be materially adversely affected in light of our investments in these securities. In addition, a significant decrease in the market value of Brazilian government securities allocated in our portfolio could result in negative adjustments to the market value of these securities, which could materially adversely affect us.
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
War, terrorism, geopolitical uncertainties, public health issues and other business interruptions have caused and could cause damage or disruption to the economy and commerce on a global or regional basis, which could have a material adverse effect on our business, our clients, and companies with which we do business. For instance, the current crisis caused by Russia’s invasion of Ukraine has caused high levels of market volatility and uncertainty and could continue to adversely impact global financial and capital markets. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions.
Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.
The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. For more information about the exchange rate between the real and the U.S. dollar, see “Item 4. Information on the Company―Business Overview―Exchange Rates.”

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
The occurrence of an event that could lead to an exodus of capital from Brazil or induce the Central Bank to effect a sudden and substantial increase in the basic interest rate of the economy could have repercussions on local liquidity conditions. These financial uncertainties, which could be both external and internal, may increase liquidity risks, adversely affecting the main sources of funds, particularly short-term deposits, and raising financing costs, which may have a material adverse effect on our profits as well as our liquidity levels. In addition, negative events affecting the Brazilian economy may directly or indirectly affect certain clients’ ability to honor their financial commitments with us, which can materially adversely affect us.
A substantial increase in inflation could materially adversely affect us.
Brazil has been experiencing high rates of inflation. A number of measures and plans were adopted by the Brazilian government to combat inflation, which negatively affected the Brazilian economy. If, however, the Brazilian government fails to control inflation, we may be materially adversely affected due to a negative impact on our ability to meet our obligations given certain of our agreements are adjusted by the inflation indices. Inflationary pressures may also reduce our ability to access foreign financial markets, affect our clients’ ability to meet their obligations and lead to further government intervention in the economy, including the introduction of economic policies that may materially adversely affect the performance of the Brazilian economy as a whole and, consequently, us.

Risks Related to Our Common Shares
Our controlling shareholder owns all our Class B common shares, which represent approximately 80% of the voting power of our issued share capital and controls all matters requiring shareholder approval.
Our controlling shareholder controls us through the ownership of all our Class B common shares and, therefore, approximately 80% of our voting capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares are entitled to one vote per share. As a result, our controlling shareholder controls the outcome of all decisions at our general meetings and will be able to elect a majority of the members of our board of directors. They will also be able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, our controlling shareholder may cause us to make acquisitions that increase the amount of our indebtedness or outstanding Class A common shares, sell revenue-generating assets or inhibit change of control transactions that may benefit other shareholders. The decisions of our controlling shareholder on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. For further information regarding shareholdings in Inter & Co, see “Item 7. Major Shareholders and Related Party Transactions.” So long as our controlling shareholder beneficially owns a sufficient number of Class B common shares, even if they beneficially own significantly less than 50% of our outstanding share capital, they will be able to effectively control our decisions.
If the trading price of our Class A common shares fluctuates, you could lose a significant part of your investment. A significant number of our Class A common shares are held through our BDRs, in Brazil, which may impact the liquidity and trading price of our Class A common shares.
The market price of the Class A common shares may be influenced by many factors, some of which are beyond our control, including:
•announcements by us or our competitors of significant contracts or acquisitions;
•technological innovations by us or competitors;
•the failure of financial analysts to continue covering our Class A common shares;
•actual or anticipated variations in our results of operations;
•changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our Class A common shares or the shares of our competitors;
•adverse news relating to us and our business, our executives and key business partners or suppliers;
•future sales of our shares (including by our controlling shareholder who may at any time convert its Class B common shares into Class A common shares); and
•investor perceptions of us and the industries in which we operate.
In addition, the global stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our Class A common shares. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations. If a market does not develop or is not maintained, the liquidity and price of our Class A common shares could be seriously harmed.

A significant number of our Class A common shares are held through our BDRs, in Brazil, which may impact the liquidity and trading price of our Class A common shares. To the extent our Class A common shares are held through our BDRs, you may have difficulty selling any Class A common shares. We cannot predict the extent to which investor interest in us and in our Class A common shares will affect the trading market for our Class A common shares on Nasdaq or otherwise or how liquid that market might become.
We may issue additional Class A common shares, which may dilute your interest in our share capital and affect the trading price of our Class A common shares.
We may issue additional our Class A common shares in the future, which may result in a dilution of your interest in our share capital and affect the trading price of our Class A common shares. Current Class A shareholders will not have preemptive or priority rights to participate in a priority offering of our Class A common shares.
Under our Articles of Association, holders of our Class B common shares are entitled to preemptive rights in order to maintain their proportional ownership interests. For more information, see “Item 10. Additional Information ― B. Memorandum and Articles of Association ― Preemptive or Similar Rights.”
We may also raise additional funds to grow our business and implement our growth strategy through public or private issuances of common shares or securities convertible into, or exchangeable for, our shares, which may dilute your interest in our share capital or result in a decrease in the market price of Inter & Co shares. In addition, we may also enter into mergers or other similar transactions in the future, which may dilute your interest in our share capital or result in a decrease in the market price of our shares. Any fundraising through the issuance of shares or securities convertible into or exchangeable for shares or the participation in corporate transactions with an effect similar to a merger, may dilute your interest in our share capital or result in a decrease in the market price of our Class A common shares.
Our Articles of Association contain anti-takeover provisions that may discourage a third-party from acquiring us and adversely affect the rights of holders of our Shares.
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
Requirements associated with being a public company in the United States require significant company resources and management attention.
We are subject to certain reporting requirements of the Exchange Act, and the other rules and regulations of the SEC and Nasdaq. We are also subject to various other regulatory requirements, including the Sarbanes-Oxley Act. These rules and regulations have increased and may continue to increase our legal, accounting and financial compliance costs and to make some activities more time-consuming and costly. New rules and regulations relating to information disclosure, financial reporting and controls and corporate governance, which could be adopted by the SEC, Nasdaq or other regulatory bodies or exchange entities from time to time, could result in a significant increase in legal, accounting and other compliance costs and make certain corporate activities more time-consuming and costly, which could materially affect our business, financial condition and results of operations. These rules and regulations may also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and results of operations.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and their trading volume could decline.
The trading market for our Class A common shares may depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research about us. If no or too few securities or industry analysts start to cover us, the trading price for our Class A common shares would be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our Class A common shares or publish inaccurate or unfavorable research about our business, the price of our Class A common shares would likely decline. If one or more of these analysts ceases to cover us or fail to publish reports on us regularly, demand for our Class A common shares could decrease, which might cause the price of our Class A common shares and trading volume to decline.
Our dual class capital structure means our shares will not be included in certain indices. We cannot predict the impact this may have on the trading price of our Class A common shares.
In 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of shares of common stock from being added to such indices. FTSE Russell announced plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders, whereas S&P Dow Jones announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. MSCI also opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Under the announced policies, our dual class capital structure makes us ineligible for inclusion in any of these indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. It continues to be somewhat unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from the indices, but in certain situations they may depress these valuations compared to those of other similar companies that are included. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.
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
Inter & Co corporate affairs are governed by our Articles of Association, by the Companies Act (As Revised) of the Cayman Islands, or Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against Inter & Co directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of Inter & Co shareholders and the fiduciary responsibilities of Inter & Co directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.
While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation of a company that takes place by way of a scheme of arrangement. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation (by way of a scheme of arrangement) or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation that does not take place by way of a scheme of arrangement to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.
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
As a foreign private issuer and emerging growth company, we are subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, Inter & Co is not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit Inter & Co to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.
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

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we are subject to Cayman Islands laws and regulations having, in some respects, a similar effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.
The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, Inter & Co is not subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, for so long as we are an emerging growth company, new or revised U.S. Public Company Accounting Oversight Board, or PCAOB, auditing standards will not apply to our audits (unless the SEC determines otherwise) and our auditors will not need to attest to Inter & Co’s internal controls under Section 404(b) of the Sarbanes-Oxley Act. We may follow these reporting exemptions until Inter & Co is no longer an emerging growth company. We cannot predict if investors will find Inter & Co common shares less attractive because we may rely on these exemptions. If some investors find Inter & Co common shares less attractive as a result, there may be a less active trading market for our common shares and the price of our common shares may be more volatile.
As a foreign private issuer and a “controlled company,” we may rely on exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.
We are a “controlled company,” within the meaning of the corporate governance standards of Nasdaq corporate governance rules, and a foreign private issuer, which permits us to rely on exemptions from certain corporate governance requirements. As a result, (i) we are not required to have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange, (ii) we are not required to have a compensation committee that is composed entirely of independent directors; and (iii) we are not required to have a nominating and corporate governance committee that is composed entirely of independent directors. We utilize and intend to continue utilizing these exemptions.
United States civil liabilities and certain judgments obtained against Inter & Co by Inter & Co shareholders may not be enforceable.
We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, the majority of Inter & Co directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and Inter & Co officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.
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

Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in Reais.
Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate, typically as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then typically adjusted to reflect exchange rate variations and monetary restatements through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Class A common shares.
There could be adverse U.S. tax consequences to U.S. persons that hold the Class A common shares if we are treated as a passive foreign investment company.
U.S. shareholders of passive foreign investment companies are subject to potentially adverse U.S. federal income tax consequences. In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.
Based on our Audited Financial Statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not believe that we were treated as a PFIC for the 2022 or 2021 taxable year and we do not anticipate becoming a PFIC for our current taxable year or in the reasonably foreseeable future.
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
ITEM 4. INFORMATION ON THE COMPANY
A.    History and Development of the Company
Inter’s story – From Intermedium Financeira to Inter&Co
We were founded in September 1994 under the name of Intermedium Crédito, Financiamento e Investimento S.A. (“Intermedium Financeira”), and initiated operations in 1995, providing personal loans to individuals and working capital loans to small and medium-sized businesses (“SMBs”). From 1995 to 2007, we operated mainly in the State of Minas Gerais and increased the breadth of products by adding mortgage and home equity loans.
In 2008, we were granted by the Central Bank of Brazil a full Commercial Banking license, which enabled us to perform all banking related activities in Brazil. Thus, we began to operate as a full service bank, by offering financing, investments, and real estate credit, under the name Banco Intermedium S.A. (“Banco Intermedium”). In 2012, we launched our insurance brokerage activities, offering a broad suite of insurance products to our clients. In 2013, Inter DTVM we also created our investment broker, regulated by Brazilian Securities and Exchange Commission (CVM).

From 1994 to 2014, we evolved from a financing company to a licensed-bank, from regional to a national footprint, and from pure credit to credit & services. In 2015 we launched our 100% Digital Checking Account, the most important milestone of our history, changing our mission to become a full service digital bank. We enhanced our Digital Checking Account in 2016 by offering Mastercard’s credit and debit cards and foreign exchange products. In 2017, we changed our brand to “Banco Inter” to reflect the evolution of our business, with a simpler, shorter, and modern name, indicating the path that we wanted to follow in the coming years.
In 2018, another important milestone was accomplished: we were the first digital bank to carry out an initial public offering of shares (IPO) in Brazil, on B3 – Bolsa, Brasil, Balcão. Banco Inter was a public company until 2022, when, in June of that year, we completed our corporate reorganization and Banco Inter became an indirect wholly owned subsidiary of our Class A common shares and Inter & Co BDRs are currently listed on Nasdaq and B3, respectively, and Banco Inter shares were delisted from B3.
We have implemented another major evolution of our strategy in 2019 when we started to offer a marketplace of non-financial products, going beyond banking services with our new Inter Shop & Commerce Plus business vertical. For more information on the Inter Shop & Commerce Plus, see “Item 4. Information on the Company― B. Business Overview― Inter Shop & Commerce Plus.”
Between 2019 and 2022, we experienced high growth in number of clients (from 4 million in 2019 to more than 24 million in 2022), and a continuous increase in the range of products offered. Thus, we believe that Inter is much more than just a bank, we are a Super App, that empower people to manage their finances and daily activities, through a simple and seamlessly integrated digital experience. For more information or strategy, see “Item 4. Information on the Company― B. Business Overview― Overview.”
On January 14, 2022, we concluded the acquisition of USEND (now Inter&Co Payments), a U.S.-based financial technology company with operations in the U.S., Brazil and Canada. Inter&Co Payments provides foreign exchange and payment services, for both international and domestic use.
On January 24, 2023, we concluded another acquisition in the U.S., YellowFi Mortgage LLC, a company that owns, manages and operates a mortgage lending and origination business mainly in the states of Florida. YellowFi Management LLC, also company that manages and operates the Brickell Bay Mortgage Opportunity Fund, a residential mortgage investment fund.
We aim to extend the capabilities we have developed in Brazil into new markets, starting in the U.S., offering solutions for Brazilians who travel abroad and to US Residents. For more information on the Global business vertical, see “Item 4. Information on the Company― B. Business Overview― Global.”
Inter & Co and the Corporate Reorganization
In June 2022, we concluded our corporate reorganization, which consisted in the migration of Banco Inter’s shareholding base on B3 in Brazil, to Inter & Co on Nasdaq in the U.S. Since then, the public held company is Inter & Co, Inc., negotiated under the ticker INTR, and with Level II Brazilian Depositary Receipts (BDR) traded on the B3, under the ticker INBR32.
We were the first company to complete this redomiciliation, demonstrating our pursuit to innovate. The conclusion of this important step in our journey is part of an expansion plan to access the biggest and more mature investors in the world, to keep leveraging our growth and path to profitability.

Corporate Information
Inter & Co was incorporated on January 26, 2021, as an exempted company with limited liability in the Cayman Islands. Inter & Co’s principal executive office is located at Avenida Barbacena, No. 1.219, 22nd floor, Belo Horizonte, Brazil 30190-131. The telephone number for our Investor Relations Department, located at this address is +55 (31) 2138-7974 and the email is <ri@bancointer.com.br>. Inter & Co indirectly owns, through Inter US Holding, LLC and Inter Holding Financeira, respectively, all shares of Banco Inter.
Investors should contact our Investor Relations Department for any inquiries through the address, email and telephone number indicated above. Our principal website is <bancointer.com.br> and our Investor Relations Department website is <ri.bancointer.com.br/>. The information contained in, or accessible through, our website is not incorporated into this annual report. In addition, the SEC maintains a website at http://www.sec.gov, from which you can electronically access this annual report, and other information regarding issuers that file electronically with the SEC.
B.    Business Overview
Overview
Our mission is to empower people to manage their finances and daily activities, through a simple and seamlessly integrated digital experience. We aim to bring the breadth of possibilities of the offline world to the palm of our client’s hands, with the convenience and scalability of a digital native Super App.
As we began our journey as a digital bank, we were attracted to a market that we believed was ripe for disruption given the lack of focus on what truly mattered: the client. Therefore, we positioned Inter at the “INTERsection” of technology and banking, leveraging the best of both worlds: the agility and innovation of a Fintech with the credibility and expertise of a traditional bank.
We believe that consumers seek a unique and digital experience to manage the complex activities in their daily lives, from paying bills in a fully digital format to buying daily essentials through an integrated e-commerce solution. To satisfy these clients, we built our Inter Super App, which we believe is one of the most comprehensive mobile applications globally in terms of breadth of services.

We allow clients to capitalize on the full extent of our technology to solve many of their daily financial and non-financial needs across one single Super App, which include the following business verticals:
•Inter Banking & Spending – a fully digital account that allows clients to pay bills, spend on and offline, and transfer cash, among many other features.
•Inter Credit – lending solutions that enable clients to fund their life ambitions.
•Inter Shop & Commerce Plus – our marketplace solutions for clients to efficiently purchase goods and an ever-growing set of on-demand services to address our clients’ daily activities.
•Inter Invest – an open marketplace for investment products that empower clients to invest for their future.
•Inter Insurance – insurance brokerage services that enable our clients to protect all the important assets and aspects of their lives.
•Global – solution for Brazilian clients who are traveling abroad and for US residents. This category of products brings many of our core financial and commerce ecosystems to a global experience.
We strive to deliver this ever-growing immersive digital experience to our clients through a winning formula that is based on four key “pillars”:
1.Full Bank Depository Capabilities – We have a full licensed bank inside of Inter&Co (Banco Inter S.A.), which enables us to take free demand deposits and operate more efficiently.
2.Consistent Culture of Innovation – Across our organization, we have cultivated an “Orange Blood” culture that sparks creativity among all Inter’s employees.
3.Technology Platform – We have developed a technology platform that enables us to combine banking and commerce ecosystems in a single Super App, launch new products faster, constantly enhance existing capabilities, operate more efficiently, and reduce operating costs.
4.Proprietary Data & Analytics – We have data capabilities that enable us to learn more about our clients and offer tailored solutions, personalized client service and underwrite more efficiently.
Inter’s business and growth is driven by our self-fulfilling flywheel:

Powered by awareness and referrals, we believe that our brand drives strong organic client acquisition and low client acquisition costs. With each new client, we capture behavioral and transaction data which we leverage to enhance activation, up-sell and cross-sell, and inform clients about the breadth of our product range, resulting in more engagement. As engagement increases, we generate more data which we use to tailor and improve the client experience. This better client experience results in more word-of-mouth referrals, helping to drive product awareness and strengthen our brand.
Our Products and Solutions
We believe that our product strategy is designed to deepen client relationships, improve unit economics, and strengthen our market position by creating:
•.High Value Products – to generate more revenue per active client,
•.High Volume Products – to generate more engagement per active client, and
•.High Variety of Products – to capture more wallet share per active client

We believe that our digital native, client-centric culture allowed us to deliver a highly differentiated user experience, as evidenced by our NPS of 85 points and over 12 million active clients in December 31, 2022. Also, we have developed a truly global payments platform combining a fully digital backbone with integration with other payments platforms.
Complete Banking
Banking is the foundation to build our client base and generate attractive low-cost funding. We help our clients to manage their money, providing a complete digital checking account where we can deliver a broad range of financial solutions through the Super App.
Integrated Commerce
In addition to helping clients better manage their money, we also help them use their money more effectively. Through the Super App, our clients can shop on-line in a high variety of stores, as well as purchase a plane ticket and book hotels, for example.
When we bring the Inter Financial and Inter Commercial ecosystems of our business together, we believe that we can provide better value to our clients and produce an information advantage for our platform. We use this synergy to grow client engagement and increase our ability to monetize the relationships that we are building on the banking side of the business.
Global Capabilities
This is the newest initiative of our business. We are extending the value we have created in banking and commerce across borders. We are expanding our Super App into the United States of America and began to offer a global account to our Brazilian clients.
This simple strategy results in 6 business verticals, offered in one single Super App: (i) Inter Banking & Spending; (ii) Inter Credit; (iii) Inter Shop & Commerce Plus; (iv) Inter Invest; (v) Inter Insurance; (vi) Global.

Below we describe each of them in more detail:
Inter Banking & Spending
With our banking platform, we can deliver financial solutions through our digital checking account, where we provide access to a wide range of products, including bill payments, transfers, withdrawals, debit cards, instant payments (PIX), among others, for individuals and small businesses.
Additionally, with all the transactional data from increased client engagement, we learn more about their financial lives and leverage these insights to improve our products, our underwriting and our cross-selling of other business verticals such as Inter Shop & Commerce Plus, Inter Invest and Inter Insurance
In the fourth quarter of 2022, 6.4 million different Inter credit and debit cards were used to make purchases or payments, a 36% growth compared to the same quarter of 2021, while the Total Payment Volume (Cards + PIX TPV) keeps increasing among all client cohorts as illustrated in the graph below.
Cards + PIX TPV per Active Client1
Volume per month in R$
Note 1: Considers PIX, credit card and debit card transacted volume per client cohort
As of December 31, 2022, roughly 69% of our active clients have their primary banking relationship with us. When we compare among cohorts, we can see an acceleration in the primary relationship trends, with the newer clients surpassing 70% mark, within four quarters of relationship with Inter.

Inter Credit
We believe the strength of our primary digital banking client relationship generates a strong competitive advantage. It enables us to grow our Gross Loan Portfolio efficiently and optimize our underwriting through the wealth of data that our platform provides coupled with machine learning and AI.

Loan and Advances to Costumers & Gross Loan Portfolio

In R$ Billion

24.5
1.8
17.5
0.3
22.7
17.2
8.8
8.8
4.8
4.8
2019
2020
2021
2022
Loan and Advances to Constumers
Loans to Financial Institutions

Our loan book has evolved over the past few years: We went from a regional bank offering only real estate and payroll loans to a fully diversified lender offering a broad suite of credit products across all of Brazil.
Our product lines within this business vertical include real estate, SME, payroll and personal loans, and credit cards. Our gross loan portfolio has reached R$24.5 billion as of December 31, 2022, representing a 40% growth compared to December 31, 2021. We distribute our products digital, in our Super App. We aim to help clients to borrow more efficiently and at a lower cost by leveraging their most valuable assets, including their salary, real estate, and retirement funds.

Inter Shop & Commerce Plus
In November 2019, we launched our e-commerce platform, Inter Shop & Commerce, and our on-demand services platform, Commerce Plus. Our initial vision for the e-commerce offering stemmed from our desire to continue increasing our ability to leverage on our primary banking relationship status to improve our ability to garner client attention, frequency, recurrence and bundling.
Inter Shop & Commerce Plus have delivered R$ 4.0 billion in gross merchandise value, or GMV, in 2022, representing a 13% increase compared to the year ended December 31, 2021.
We are able to generate significant revenues from bringing clients and sellers together, and such revenues can be used to boost our margins or to provide clients with cashback to increase engagement and retention.
Our meaningful GMV enables us to generate significant revenues and take rates, and provide clients with cashback to increase engagement and retention.
The integrated experience of the Inter Shop & Commerce Plus in the Super App allows us to maximize the array of potential offerings to our clients. For example, we can offer our clients a differentiated Buy Now Pay Later payment option in a closed-loop channel, which improves our margins and returns. We can also use the Inter Shop & Commerce Plus platform to provide clients with incentives to save and fund our balance sheet via deposits.
We deliver five core value propositions to our Inter Shop & Commerce Plus clients that underpin our differentiation. Those are:
1.A Broad Product Suite: approaching 1 million Stock Keeping Unit (SKUs) across over 900 merchants;
2.Superior Personalization: As a result of our ability to capture client behavioral data across Inter’s platforms, we provide highly customized special offers and promotions to our clients;
3.Safety and Reliability: Our clients feel safe purchasing through the Super App knowing that their personal and financial information will be kept secure;
4.Attractive Incentives: offering cashback to clients and attractive product exposition to partners;
5.SuperLimit: For those clients who prefer to increase their spending power and/or build their credit profile faster, we offer an option to receive a credit extension, called our “SuperLimit,” instead of cashback.

Commerce Plus offers solutions such as: (i) Doctor Inter (a telehealth platform); (ii) Inter Cel (Mobile Virtual Network); (iii) Duo Gourmet (subscription service for restaurant discounts and promotions); (iv) Inter Travel (book flights and hotels conveniently in-app); and (v) Gift Cards.

Dr. Inter

inter

Telehealth platform:
Scheduling and online consultations

Inter Cel

+5GB

Mobile Virtual Network
Operator for Vivo

Inter Travel

Book flights and hotels
conveniently in-app

Duo Gourmet

Subscription service for restaurant
discounts and promotions

Inter Gift Card

Google Play
Nintendo eShop
STEAM
ifood
Uber
XBOX GAME PASS
DECATHLON

Easy to use, save and gift
+ cashback rewards

Inter Arcade

Gaming subscription
program with >1,000 games

Inter Invest
Inter Invest was conceived as an all-in-one platform to offer a complete range of investment solutions and products to our clients. We offer clients the ability to invest in over 538 investment funds from 184 different asset managers, including fixed-income funds, mutual funds, top-tier hedge funds, direct investments in bonds and stocks.
Inter Invest was conceived as an all-in-one platform to offer a complete range of solutions and products in our distribution channel. The success of our brokerage business has enabled us to continuously expand our offerings. We have built a sizable asset management platform, Inter Asset, which provides in-house manufactured mutual funds and customized solutions. We have also developed a robust capital markets platform for corporate clients, providing debt capital markets, trading, and custody services. As a result, we now have a self-reinforcing ecosystem that provides us with two important competitive differentiation:
1.We have a distribution channel for corporate issuers from our large investor base; and
2.We have the ability to distribute the securities of our corporate issuer clients, which attracts more investors who are looking for diverse investment opportunities.

Additionally, through our Super App we enable our clients to seamlessly access Apex’s platform, which allows our clients to open an account with Apex and access a stock trading platform provided by Apex for investments in the United States in selected stock exchanges (currently Nasdaq and NYSE) within our Super App. This feature allows clients to further diversify their risk into stocks in the United States and allocation strategies via the Apex platform. Apex is an American company that provides Inter the platform hosted in the Super App.
We segment our clients into four categories based on their assets under custody, as shown in the graph below. For the low AUC clients that prefer a self-service model, we offer a fully Digital experience that we can service profitably given our low-cost, tech-enabled platform. For higher AUC clients, we offer three types of personalized wealth advisory services: One, Black & WIN.
Regardless of the service level, our digital brokerage offering is completely democratized: we provide the same trading capabilities and products to everyone. We believe in the importance of empowering our clients with the resources to make the most informed investment decisions. That is why education in the form of research and community engagement content is a core part of our experience, as many of our clients are first-time investors and require additional information and/or suggestions on optimal investment portfolio allocation. For beginners, we provide educational content along with robo-advisory tools where a virtual investment assistant will ask a few questions, analyze the client’s profile and goals, and propose tailored-made investment options. For more experienced investors, we offer sell-side research reports produced by Inter’s macro, fixed income and equities research teams, and advanced trading tools.

As of December 31, 2022, we had 2.8 million active clients using Inter Invest, over 44% growth since December 31, 2021. Our penetration, defined as active investment clients divided by total clients, is 11.7% - which highlights the growth potential of the segment even within our own current client base. In terms of Assets Under Custody (AUC), as of December 31, 2022, we have reached R$67 billion, corresponding to a 18% growth compared to December 31, 2021, with R$23,290 in average AuC per active client as of December 31, 2022.
In addition to offering clients a wide range of investment alternatives, in a transparent and low-cost format, this business vertical stimulates cross-selling and helps us to achieve the position of primary bank of choice for our clients, leading to higher retention and lower churn over time.
Our initiatives and features at Inter Invest are widely recognized: we were recognized as the Best Digital Brokerage in Brazil by iBest, in 2021. We will keep developing new solutions to support our clients in their investments needs, aiming to continuously increase client wallet share over time.
Inter Insurance
We provide insurance brokerage services that enable our clients to protect important assets and aspects of their lives.
We sell over 20 different types of insurance solutions via a simple and integrated experience. As we collect more data from our clients, we are able to learn more about their protection needs and add new products to service them. For example, in the last quarter of 2022, we began to offer three new products: PIX insurance, Pet insurance and SME insurance.

We continue enhancing our insurance brokerage platform and transforming the way our clients engage with financial services by removing transaction costs at each transaction journey that our clients take with us, such as embedding a gadget insurance in an Inter Shop & Commerce Plus purchase, or embedding a travel insurance in an Inter Travel sale. Revenues for Inter Insurance in 2022 grew 47% its revenues in 2021. We were also able to increase the number of active clients of Inter Insurance to approximately 1.3 million on December 31, 2022 from 255 thousand on December 31, 2020.
We have also established important partnerships with Liberty Seguros and Sompo Seguros to distribute their insurance products, some of them with exclusivity agreements for 15 years. We have also partnered with Wiz – which has a 40% stake in Inter Insurance, to boost our insurance distribution platform.
Global
With our comprehensive Super App, we see a large opportunity to take our Financial and Commerce solutions across borders. In January 2022, we acquired Inter&Co Payments, a remittance platform and global digital account provider with almost 150,000 clients, in order to accelerate our expansion plan.

inter
US$ 0
Cartões
Converter entre contas
Transferência ACH
Global Account
100% no Super App
Sua vida internacional fica muito mais simples com uma conta e um cartão de débito em dólar!
Ativar Global Account
Inter Travel
Reserve suas passagens aéreas e hospedagem para os EUA e receba cashback!
Precisa de ajuda?
Converse com a gente pelo chat. A Babi vai te ajudar.
inter
US$ 0
Cartões
Converter entre contas
Transferência ACH
Global Account
100% no Super App
Sua vida internacional fica muito mais simples com uma conta e um cartão de débito em dólar!
Ativar Global Account
Inter Travel
Reserve suas passagens aéreas e hospedagem para os EUA e receba cashback!
Precisa de ajuda?
Converse com a gente pelo chat. A Babi vai te ajudar.
inter
US$ 1.120,77
Ver extrato
Cartões
Converter entre contas
Transferência ACH
Ofertas para você
Malas de viagem com os melhores preços
Você ainda ganha dinheiro de volta na sua conta!
Ver ofertas
Inter Travel
Reserve suas passagens aéreas e hospedagem para os EUA e ganhe muuuito cashback!
Precisa de ajuda?
Converse com a gente pelo

We segment our Global products into two categories: (i) Brazilians; and (ii) US Residents.

While we remain at the beginning of our journey of expanding across borders, we are excited about the progress we have made so far. In 3 quarters, we have grown the number of Global Accounts to approximately 1.1 million accounts as of the last quarter of 2022.
Our Subsidiaries and Key Investees
Banco Inter
Banco Inter S.A. is the main subsidiary of Inter&Co, Inc. It is a fully licensed bank, which offers a fully digital account that allow clients to pay bills, transfer cash, amongst other financial features.
For information about Banco Inter S.A., see “Item 4. Information on the Company - A.History and Development of the Company”
Inter Seguros
Inter Seguros brokers various types of insurance through a specialized and structured team to serve several business sectors, including, but not limited to corporate insurance, digital insurance and bank insurance. We have a 60% equity stake in Inter Seguros. The remaining 40% is held by Wiz.
Inter Seguros’ main focus is on the commercialization of insurance through our digital platform, offering the sale of a full range of products, such as Life insurance, Health insurance, Pet insurance, Travel insurance, among others. The products distributed by Inter Seguros are underwritten by our partners: Liberty Seguros, Sompo Seguros, MetLife, Icatu, SulAmérica and Bamaq.
Inter DTVM
Inter DTVM is a securities distributor and funds administrator, established in August 2013, licensed by the CVM, which allows us to operate a digital platform in the investment market. The Central Bank authorized Inter DTVM to operate as a distributor of securities on November 20, 2013, having effectively started operations on the same date. The main activities of Inter DTVM are fiduciary management, asset management, distribution of investment products, controlling, custody, bookkeeping, and public offerings.
Inter Asset
Inter Asset is an asset manager that operates with investment funds, private wealth management, managing investment funds and private pension plans. Inter Asset’s purpose is to manage (i) securities portfolios and resources for third parties; and (ii) investment funds in general in the financial and securities market. We indirectly hold approximately 70% of Inter Asset through Asset Holding (the others 30% is held by the founders)

Inter Shop & Commerce Plus
Inter Shop & Commerce Plus, through our subsidiary Inter Marketplace Intermediação de Negócios e Serviços Ltda, objectives includes, among other activities, sales promotion – as an intermediation - of non-financial products and services through partnerships available in our app. The sales experience and connection with our commercial partners occurs in three ways: (i) gift cards, (ii) affiliates and (iii) end-to-end. The first is the sale of prepaid cards from physical stores and/or online within the Inter application, for their use in the partner store’s purchasing environment. In the second partnership model, Inter’s client searches in our Super App for the e-commerce page of the store from which they want to make a purchase and the client is then redirected to the website of the selected store (not hosted within our Super App). The latter model involves building the entire client purchase experience within the Inter application.
Inter Shop & Commerce Plus offers other products in this partnership business model, such as: (i) Inter Pass, which consists in a subscription for a benefit program membership that provides additional cashback for members in multiple products and services offered by Inter; and (ii) Inter Cel, by acting as a mobile virtual network operator from the mobile carrier Vivo (Telefônica Brasil). Inter Shop & Commerce Plus also operates a coffee shop in some cities in Brazil through its subsidiary Inter Café Ltda. (“Inter Café”), an online retailer that sells Inter branded products (such as gadgets, notebooks and apparel) through its subsidiary Inter Boutiques Ltda. (“Inter Store”), a food business through its subsidiary Inter Food S.A. (“Inter Food”), and a travel and entertainment platform through its subsidiary Inter Viagens e Entretenimento Ltda. (“Inter Viagens”).
Granito
Granito operates as a payment institution and credit card acquirer, developing customized products for its clients, which enhances the experience of corporate account holders who will have access to a wider range of products and services. As of the date of this annual report, Banco Inter holds 45% interest in Granito, the remaining interest being held by Banco BMG S.A and the founders. However, according to the shareholders agreement entered into between Banco Inter, Banco BMG S.A. and the founders, the founders have the right to exercise a put option, with Banco Inter and Banco BMG obliged to buy their stake. Thus, on the date of this annual report, the increase in equity interest in Granito is under approval by the Brazilian Central Bank.
Our investment in Granito is part of our strategy of acquiring or investing in innovative companies with a technology focus.
Acerto
In February 2021, we acquired a 60% equity interest in Acerto, which is a digital debt trading platform, which comprises the core of our client retention strategy. Acerto’s founders (who are also Acerto’s executives) hold the remainder of Acerto’s capital stock.
IM Designs
In July 2021, we acquired a 50% equity interest in IM Designs. IM Designs is a company specialized in the development of new technologies and immersive tools which use 3D technology to develop project to visualize environments with virtual reality, augmented reality and mixed reality. IM Designs is dedicated to reshaping how people interact with the digital world, pushing to create an integrated, immersive, and personalized virtual reality without borders. To build this reality, they have created an ecosystem, providing seamless connections between users, creators, developers, and businesses. This ecosystem leads the way to brand new 3D experiences. With user focus and social impact leading the way, IM Designs seeks to revolutionize digital experiences by allowing collaborative and creative development on a unified platform. Featuring core values such as synergy and inventiveness, this company aims to connect individuals to limitless possibilities in the world of technology. The ultimate goal is to create immersive and interconnected digital spaces, making the future one that is more exciting and inspiring.

Inter&Co Payments. (Formerly USEND and Pronto Money Transfer Inc.)
In January 2022, we acquired Inter&Co Payments, Inc. (“Inter&Co Payments”), a California corporation, for a combination of cash and options convertible into Inter&Co Class A Shares. Certain managers, including the founders, have continued to manage the business as officers of Inter&Co Payments after closing. Inter&Co Payments is a U.S. based financial technology company, with operations in the U.S., Brazil and Canada, which provides foreign exchange and payment services, offering, among other products, a digital account solution for both international money transfers and domestic use. Inter&Co Payments has licenses to act as a money transmitter in more than 40 states in the United States, and can offer U.S. residents services such as digital wallet, debit card, bill payment, among others.
YellowFi
On January 24, 2023, we acquired YellowFi Mortgage LLC (“YellowFi Mortgage”) and YellowFi Management LLC (“YellowFi Management”), each a Florida limited liability company, for a combination of cash and Class A common shares. Antonio Cassio Segura, former CEO of BB Americas, manager and founder of both YellowFi companies, will continue to manage the businesses. YellowFi Mortgage owns, manages and operates a mortgage lending and origination business in the states of Colorado, Florida and Georgia, and YellowFi Management manages and operates the Brickell Bay Mortgage Opportunity Fund, a residential mortgage notes investment fund that holds promissory notes from various investors throughout the United States.
Our Client Service and Support
Online is our main channel of contact with clients.
In 2019, we launched our virtual service assistant, Babi, automating a portion of the calls and messages and reducing client waiting time. In 2020, Banco Inter increased the capacity of its virtual service assistant, Babi, which brought greater robustness and agility in service, automating part of the calls via chat and reducing the waiting time for clients. In 2021, Inter focused on expanding service channels, integrating new BPOS, developing and integrating with the new CRM, and service tools, such as Salesforce, both with the aim of creating more stability, reduce queues and increase performance and quality. In 2022, we keep focusing on simplifying our clients' lives beyond create new day-to-day transactions at digital journeys, Babi also became our WhatsApp engine orchestrating a new channel which has been well-succeeding for servicing and sales.
All these initiatives allowed us to process over 9.3 million client inquiries that were solved in real time by artificial intelligence during 2022.
As more than 93% of our interactions are solved in the first contact, we believe that currently most of our clients’ basic demands and transactions are already being solved through our virtual assistant, which reduces our costs.

Geographic Presence
We are headquartered in Belo Horizonte, in the state of Minas Gerais, Brazil. Our digital strategy completely eliminates the need for physical retail branches and allows us to achieve broad coverage with low operational costs. We are present in several Brazilian cities, as of December 31, 2022, and, since the USEND acquisition, we also operate in the United States of America.

Geo Split Mirrors Population

% of Population & Inter Active Clients

24%
22%
10%
10%
9%
8%
7%
7%
4%
5%
SP
MG
RJ
BA
PR
% of Inter Clients
% of the Brazilian Population

Technology

Technology is the backbone of our operations. Our agility and capabilities enable us to perform a full cycle of product development in a short timeframe. With the extensive use of data, our employees can quickly measure the results of our product launches, receive immediate feedback from our client base, and make improvements by focusing our resources to deliver the best solutions to our clients. We call this powerful intelligence and analytics engine “InterMind”, combining insights machine, A.I. and a 360º vision of our clients.

Our new product launches create opportunities for monetization upside, with very limited initial capital deployment. This process also enables us to easily enter new business verticals, which we carefully select based on the extensive data sets that we have.
Our product launching capabilities and speed to market is enabled by an entrepreneurial team and our access to a modern cloud-based tech-stack backed by a modular architecture that enables our approach of continuously expanding our products and services. Our application layer is composed of over 2,500 microservices in a modern, de-coupled and cloud-native architecture enabling agility, security, and scalability to foster our business verticals.
In 2021, we launched the proprietary Inter API gateway, which manages and enables all communications across our microservices at a lower cost compared to using a 3rd party solution. As we develop and launch new products, we only need to add new microservices and plug in to the current infrastructure, without rebuilding the existing one. This modularity was a critical part of what allowed Inter expand its range of products with “plug-and-play” speed and agility.

We believe our software architecture is innovative and very well integrated, as it includes solutions such as cloud storage, proprietary API Gateway, artificial intelligence for data analysis, security systems that enable integration with technology tools from vendors and partners, among many others. We also continuously invest in the modernization of software and technology that allow for greater security, reliability and scalability.
Competition
The financial and banking services market in Brazil is highly competitive. As of December 31, 2022, there were 516 service banks offering commercial banking, retail banking, investment banking and other services, 161 commercial banks, and several financial institutions offering brokerage services, leasing, deposits, savings, insurance, foreign exchange, and fintechs which are increasingly prevalent in Brazil.
The financial services market remains heavily concentrated. Despite these market characteristics, we have significant market positioning, differentiating ourselves from our competitors in each of our operating segments.

The main competitors by business vertical are listed as follows:
•Banking & Spending and Credit: In our Banking & Spending, and Credit, we face competition from financial institutions such as the digital banks Nubank, Original, Agibank, Next, Neon and C6; as well as Bradesco, Itaú, Santander, Banco do Brasil and Caixa Econômica Federal, which are considered traditional banks.
•Inter Shop & Commerce Plus Services: In the Inter Shop & Commerce Plus business vertical, one of the main competitors are Méliuz and Mercado Livre. We have more than 900 partners in the business that add value to our platform with their own features being able to offer a better service to our clients. We believe that we provide a wide range of products and services connected to our e-commerce that will allow us to retain our clients in the long run, such as: gift cards, food delivery, restaurant loyalty programs, cashback on gas refueling, cellphone plans, among others.
•Inter Invest: In the investments business vertical, our main competitors are XP, Órama, Guide, and Sofis. We believe that we can compete effectively as a result of our investment platform based on products carefully selected and approved by Inter DTVM and offered through our free digital account. Easy access to a diverse range of products, included fixed income, securities and investment funds offered by us and third parties has proven beneficial in increasing our client base in recent years.
•Inter Insurance: In our insurance business vertical, we operate in various types of insurance brokerage through a specialized and structured team to serve several business sectors, including, but not limited to corporate insurance, digital insurance and bank insurance. Wiz was considered our primary competitor in Brazil in bank insurance (bancassurance). In 2019, Wiz acquired 40% of Inter Seguros.
•Global: We face competition from Remessa Online, Wise, Western Union, among others. We believe that our product, while being easy to use, delivers a wide range of benefits to our clients. We offer a full range of services such as international payments and transfers, import payments, export receipts and capital contribution receipts, that support our positioning in this market.
Intellectual Property
In Brazil, ownership of trademarks is evidenced only through a validly approved registration within the INPI, the federal agency responsible for registering trademarks and patents in Brazil. After registration, the owner is assured in most cases exclusive use of the trademark throughout Brazil for a period of ten years, renewable for successive periods. During the registration process, the person filing for trademark registration merely has an expectation of the right to use the trademarks applied for to identify its products or services specifically in the requested class. These parameters are not applicable to common expressions (that may be registered but will not be awarded exclusive use by its owners) and highly renowned brands.
As of December 31, 2022, we have rights over 217 trademarks in Brazil. 104 of them are already registered with the INPI. In addition, we have requested the registration of 113 other trademarks pending a decision.
Some of our applications for trademark over the brand “Inter” have been rejected by the INPI, including our application for trademark over the brand Inter for use in connection with financial services.  In December 2021, we filed a lawsuit, which is still ongoing, seeking to prevent that the brand “Inter” be recognized as an exclusive brand for financial services, so that no third party can have exclusive rights over the brand Inter recognized for use in connection with financial services. In March 2022, the INPI made a statement in the lawsuit agreeing with Inter’s allegations and recognizing that the INPI’s rejection decision should be reviewed.
We are seeking recognition of our trademarks internationally in other countries of Latin America and North America
As of December 31, 2022, we had approximately 128 international trademark applications from Inter around the world, of which 9 in Canada, 14 in the US, 15 in Mexico, 13 in United Kingdom, 14 in European Union, 15 in Argentina, 15 in Chile, 9 in Colombia, 15 in Paraguay and 9 in Uruguay.

In addition, we own a variety of domain names through NIC.Br, the Brazilian entity responsible for the registration of domain names in Brazil. Our domain names include “bancointer.com.br,” “tarifometro.com.br,” “imoveisinter.com.br,” “guiadocredito.com.br,” and “contacomagente.com.br,” each of which are valid and in full force.
While we are unable to quantify the impact of a loss of our rights to our intellectual property, any such loss may restrict our ability to use such intellectual property and other financial and/or operation losses, including as a direct result of the loss of clients and damage to our image and reputation.
Legal and Administrative Proceedings
We are subject to civil, labor and tax claims, including legal and administrative proceedings arising in the ordinary course of our business, for which we recorded provisions in the total aggregate amount of R$28.1 million as of December 31, 2022.
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
To this end, with respect to civil, labor and tax claims proceedings, we take into consideration our legal proceedings precedents as well as the evolution of jurisprudence, with due regard to applicable laws and regulations. The following table shows the aggregate amount of the provision established for probable losses in respect of our tax, labor and civil proceedings:

Provisions as of December 31, 2022
(in millions of R$)
Tax proceedings	―
Labor proceedings	3.8
Civil proceedings	24.3
Total	28.1
For more information on our provisions for legal and administrative proceedings, see note 23 to our Audited Financial Statements.
Tax Proceedings
On August 30, 2013, we received a tax assessment from the Brazilian Federal Revenue Service (Receita Federal do Brasil) to collect corporate income taxes (Imposto de Renda Pessoa Jurídica - IRPJ) and the social contribution on net profit (Contribuição Social Sobre o Lucro Líquido - CSLL), plus penalties and interest in arrears, relating to fiscal years 2008 and 2009, based on allegations that we had deducted some expenses considered non-deductible. This tax assessment has been challenged at the administrative level by us and eleven of our shareholders who have been deemed to be jointly and severally liable for such tax payments. On August 17, 2021, we were served on a tax collection proceeding, brought by the federal tax authorities related to this tax assessment. In order to suspend such tax collection proceeding while we challenge the merits of the collection, we have obtained an insurance policy covering the possible final payment. We have evaluated the likelihood of loss as possible. As of December 31, 2022, this proceeding involved a risk of possible loss in the aggregate amount of R$ 29.9 million.

We are involved in multiple administrative and judicial proceedings relating to payments of COFINS in different fiscal years from 1999 to 2014. COFINS is a federal social contribution calculated over revenues. These proceedings include tax assessments and tax collection proceedings brought by federal tax authorities against us for principal, interest and penalties (which may reach up to 75% of the principal amount), based on allegations of deficiencies in our payments of COFINS, as well as challenges to tax credits we used to set off certain payments. In most of these cases, the tax authorities claim COFINS payments over our financial revenues, which we argue to be unconstitutional and illegal. We have challenged these proceedings administrative and judicially, and these proceedings are at different stages. In order to suspend tax collection proceedings while we challenge the merits of the collection, we are required to provide guarantee, insurance or post bond to secure the final payment. We have evaluated the likelihood of loss as possible. As of December, 31, 2022, these proceedings involved an aggregate amount of R$126,5 million and a risk of possible loss in the aggregate amount 52,3 million.
Labor Proceedings
As of December 31, 2022, the aggregate amount sought by plaintiffs in labor proceedings were R$25.2 million, including disputes related to third-party service provider claims seeking recognition of employment status, employee overtime and equal pay claims. As of December 31, 2022, we had provisioned an amount of R$3.8 million for labor claims.
Civil Proceedings
As of December 31, 2022, we are party to approximately 12 thousand civil proceedings brought by clients, in which claimants sought aggregate damages of R$544.7 million, most of which consisting of claims under Brazilian consumer protection laws related to our payroll products, including our Payroll Card, and our real estate credit portfolio, our digital account and multiple card. As of December 31, 2022, we had provisioned an amount of R$24.3 million for civil claims.
As of December 31, 2022, we are also party to 83 individual proceedings relating to our former correspondent broker Filadelphia (further described below).
Also, we and our indirect subsidiary, Inter&Co Payments, together with Eliran Grushkowsky and Fernando Fayzano, who are executives and prior shareholders of Inter&Co Payments, are defendants in an action filed on December 8, 2022, by Forex Express Corp. (“WireCash”) in the Superior Court for Los Angeles County, California. The complaint alleges that Mr. Grushkowsky, a former executive of WireCash, took largely unspecified “trade secrets” relating to anti-fraud technology from his employment with WireCash and used the information after being hired by Inter&Co Payments to bolster the Company’s anti-fraud capabilities. In its complaint, WireCash has alleged a significant amount of compensatory damages, and other claims for other alleged damages, including punitive and other special damages, disgorgement of profits and reimbursement of reasonable legal costs and expenses. Based upon our investigation as of the date of this Report, we believe that Inter Payments uses licensed third-party tools and services for its anti-fraud efforts, not any proprietary technology of WireCash. As such, we believe that the claims by WireCash are frivolous meritless and that we and Inter Payments have substantial legal and factual defenses to such claims made by Wirecash. On February 6, 2023, Inter Payments filed a demurrer to the complaint seeking dismissal of all causes of action alleged against it. Additionally, on the same day, we filed a motion to quash service of the summons and complaint on us, given that service of the complaint and related papers must be effected, if at all, through the Hague Service Convention, which WireCash has not attempted. On April 6, 2023, WireCash served but has not yet filed with the Court an amended complaint, advancing the same core theory of trade secret misappropriation as the original complaint without providing further facts. We intend to continue to vigorously and proactively defend against what we believe to allegations without merit in this lawsuit and any related future suits or claims. We intend to continue to vigorously and proactively defend against what we believe to allegations without merit in this lawsuit and any related future suits or claims.
However, we are unable to predict the financial outcome of this matter at this time, and any views formed as to the viability of these claims or the financial exposure which could result may change from time to time as the matter proceeds through its course. Accordingly, adjustments, if any, that might result from the resolution of this matter have not been reflected in the financial statements.

Public Civil Actions
We are a defendant in ten other public civil public actions in which claimants asked for aggregate damages of R$26,3 million as of December 31, 2022 (taking into consideration the liability of co-defendant financial institutions and without taking into consideration potential settlement agreements that could change our liability). These civil public actions relate to: (1) employing allegedly abusive tactics in connection with the failure to provide information relating to outstanding balances for the early settlement of client indebtedness; (2) alleged unlawful collection of amounts designated as “legal, judicial or extrajudicial fees,” “expenses incurred for administrative collections and summons of the debtor, including collection fees and legal fees” and “legal fees and collection costs”; (3) alleged violation of the rights of retirees and pensioners as a result of onerous indebtedness incurred by them through us; (4) alleged unlawful charging of fees for “third party service fees/reimbursements” in our lending agreements; (5) alleged failure to provide services due to instability and interruption of client access to the app; (6) alleged abusive practice in connection with payroll loan credit cards offered to retirees in the State of Rio Grande do Sul, which allegedly were not aware of the payroll loan characteristic of the card; (7) alleged abusive practice in offering payroll loan credit cards to consumers.
We are also party to a public civil action relating to the validity of all payroll loans granted to clients, in transactions intermediated by Filadelphia Empréstimos Consignados Ltda., or Filadephia. Filadelphia was a correspondent broker of payroll loans for us from March 20, 2008 to February 1, 2012, as well as for some other financial institutions.The Brazilian Federal Police determined that Filadelphia had been conducting a Ponzi scheme and suspended the deposits. As a result, the alleged victims sued Filadephia and, in certain cases, us. We were not involved in and we did not have any knowledge of Filadelphia’s illegal practices and terminated our relationship with Filadelphia the day after the Brazilian federal police initiated their operation. As of December 31, 2022, this proceeding involved an aggregate amount of R$10.0 thousand.
Capital Expenditures
Our principal capital expenditures are made in developing our digital platform. For more information, see “Item 5. Operating and Financial Review and Prospects―A. Operating Results―Capital Expenditures.”
Regulatory Overview
See “Regulatory Matters.”
Selected Statistical Information
The tables below present select statistical information as required by subpart 1400 of Regulation S-K. In this section, averages are based on month-end averages. Presenting historical averages in this section on a daily or weekly basis would involve unreasonable effort and expense. Historically, we have prepared monthly financial information in accordance with accounting principles generally accepted in Brazil applicable to institutions authorized to operate by the Central Bank, or Bacen GAAP.
We did not measure all assets and liabilities on a daily or weekly basis, as this information was not required under Bacen GAAP or by applicable local laws or regulations.

Distribution of Assets, Liabilities and Equity
The return (or yield) was calculated by the amount of interest income or expense in the period divided by the average balance. The following table shows average balances, interest amounts and yields for our interest-earning assets, non-interest-earning assets, interest-bearing liabilities, non-interest-bearing liabilities and equity for the years ended December 31, 2022, 2021 and 2020.

	For the Year Ended December 31,
	2022			2021			2020
	Average Balance(1)	Interest Income (Expense)(2)	Average yield (assets) / rate paid (liabilities) (%)	Average Balance(1)	Interest Income (Expense)(2)	Average yield (assets) / rate paid (liabilities) (%)	Average Balance(1)	Interest Income (Expense)(2)	Average yield (assets) / rate paid (liabilities) (%)
	(in millions of R$, except percentages)			(in millions of R$, except percentages)			(in millions of R$, except percentages)
ASSETS
Interest-earning assets:
Loans and advances to customers, net of provision for expected loss	18,683.1	2,557.7	13.7%	13,166.9	1,359.2	10.3%	6,399.5	809.6	12.7%
Reverse purchase agreements	733.1	221.1	30.2%	949.6	71.1	7.5%	3,080.5	126.6	4.1%
Securities	12,619.9	1,471.7	11.7%	10,102.2	745.6	7.4%	2,548.7	12.1	0.5%
Cash and cash equivalents in foreign currency	283.1	20.1	7.1%	—	—	—%	—	—	—%
Total interest-earning assets	32,319.2	4,270.7	13.2%	24,849.7	2,175.9	8.8%	12,028.7	948.3	7.9%

Cash and cash equivalents in domestic currency	251.40	—	—%	—	—	—%	—	—	—%
Amounts due from financial institutions	2,549.4	—	—%	1,112.5	—	—%	402.0	—	—%
Derivative financial assets	7.6	—	—%	143.5	—	—%	15.3	—	—%
Compulsory deposits at Banco Central do Brasil	2,534.9	—	—%	1,980.6	—	—%	991.5	—	—%
Deferred tax assets	889.3	—	—%	431.4	—	—%	155.3	—	—%
Non-current assets held-for-sale	156.5	—	—%	128.8	—	—%	123.7	—	—%
Investments	77	—	—%	147.1	—	—%	36.9	—	—%
Property and equipment	197.8	—	—%	155.6	—	—%	105.7	—	—%
Intangible assets	1,259.7	—	—%	331.9	—	—%	133.7	—	—%
All other Assets	1,121.5	—	—%	799.3	—	—%	467.0	—	—%
Total Assets	41,364.4	4,270.7	10.3%	30,459.7	2,175.9	7.1%	14,919.6	948.3	6.4%

LIABILITIES
Interest-bearing liabilities:
Time deposits	8,856.0	(1,057.6)	(11.9)%	6,060.5	(294.2)	(4.9)%	3,277.1	(93.3)	(2.8)%
Savings deposits	1,213.8	(81.0)	(6.7)%	1,052.9	(25.6)	(2.4)%	559.6	(8.7)	(1.6)%
Securities issued	5,447.4	(689.8)	(12.7)%	2,431.9	(207.7)	(8.5)%	1,764.9	(73.6)	(4.2)%
Securities sold under agreements to repurchase	1,668.3	(77.3)	(4.6)%	611.0	(10.1)	(1.7)%	195.2	(5.1)	(2.6)%
Borrowing and onlending	33.0	(6.7)	(20.3)%	31.5	(0.2)	(.5)%	28.6	(0.2)	(0.5)%
Total interest-bearing liabilities	17,218.5	(1,912.5)	(11.1)%	10,535.8	(537.8)	(5.1)%	10,917.0	(180.9)	(1.7)%
Non-interest-bearing liabilities:
Demand Deposits	10,007.4	—	—%	8,283.2	—	—%	4,122.3	—	—%
Creditors’ funds to be released	229.0	—	—%	153.4	—	—%	50.7	—	—%
Liabilities with financial institutions	5,135.3	—	—%	2,912.6	—	—%	1,010.4	—	—%
Income tax and social contribution	82.7	—	—%	21.6	—	—%	5.1	—	—%
Tax liabilities	111.5	—	—%	28.7	—	—%	14.7	—	—%
Provisions	58.3	—	—%	39.4	—	—%	20.9	—	—%
Derivative financial liabilities	70.6	—	—%	80.0	—	—%	39.5	—	—%
All other liabilities	831.4	—	—%	616.6	—	—%	311.7	—	—%
Share capital	29.7	—	—%	6,362.2	—	—%	2,560.5	—	—%
Reserves	5,674.0	—	—%	50.3	—	—%	201.1	—	—%
Other comprehensive income reserve	(524.4)	—	—%	(192.4)	—	—%	16.9	—	—%
(-) Treasury shares	—	—	—%	(45.7)	—	—%	(35.2)	—	—%
Equity + non-interest-bearing liabilities	21,705.4	—	—%	18,355.9	—	—%	8,872.3	—	—%
Non-Controlling Interest	2,440.5			(81.0)			15.8
Total Equity + Liabilities	41,364.4	(1,912.5)	(4.6)%	30,459.7	(537.8)	(1.8)%	14,919.6	(180.9)	(1.2)%

(*)    Total lines reflect the sum of averages presented in this table.

Changes in Interest Income and Interest Expenses; Volume and Rate Analysis
The following tables show the variations in our financial income and expenses as a result of the variations in the average volume of interest-earning assets and interest-bearing liabilities and changes in average interest rates occurred in the year ended December 31, 2022, compared to the year ended December 31, 2021 and in the year ended December 31, 2021, compared to the year ended December 31, 2020.
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

	For the Year ended December 31,
	2022/2021			2021/2020
	Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in
	Volume(1)	Rate(2)	Net Change(3)	Volume(1)	Rate(2)	Net Change(3)
	(in millions of R$, except percentages)			(in millions of R$, except percentages)
ASSETS
Interest-earning assets:
Loans and advances to customers, net of provision for expected loss	755.2	443.4	1,198.6	698.6	(149.0)	549.5
Reverse purchase agreements	(65.3)	215.3	150.0	(159.5)	104.0	(55.5)
Securities	293.6	432.5	726.1	557.5	176.1	733.6
Cash and cash equivalents in foreign currency	—	20.1	20.1	—	—	—
Total interest-earning assets(4)	987.0	1,107.8	2,094.8	1,122.6	104.9	1,227.6

LIABILITIES
Time deposits	(333.9)	(429.5)	(763.4)	(135.1)	(65.8)	(200.9)
Savings deposits	(10.7)	(44.6)	(55.4)	(12.0)	(4.9)	(16.9)
Securities issued	(381.9)	(100.3)	(482.2)	(57.0)	(77.1)	(134.1)
Securities sold under agreements to repurchase	(49.0)	(18.2)	(67.2)	(6.9)	1.8	(5.0)
Borrowing and onlending	(0.3)	(6.2)	(6.5)	—	—	—
Total interest-bearing liabilities(4)	(742.3)	(632.4)	(1,374.7)	19.5	(376.4)	(356.9)

Interest-Earning Assets: Average Interest-Earning Assets and Net Yield
The following tables analyze our levels of average interest-earning assets, net interest income and net yield on interest-earning assets, for the periods indicated.

	As of and for the Year ended December 31,
	2022	2021
	(in millions of R$, except percentages)
Average balance of interest-earning assets	32,315.5	17,670.5
Net interest income and interest	2,358.2	1,638.1
Net yield on interest-earning assets(1)	13.2%	8.8%

(1)    Net interest income stated as a percentage of average interest-earning assets.
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

	Maturing
	As of December 31, 2022	In one year or less	After One Year through five years	After five years through 10 years	After ten years	No Specific Maturity
Fair value through other comprehensive income (FVOCI)
Financial Treasury Letters (LFT)	42%	0%	14%	28%	0%	0%
Debentures	6%	0%	4%	3%	0%	0%
Certificates of real estate receivables	2%	0%	0%	2%	0%	0%
Investment fund quotas	0%	0%	0%	0%	0%	0%
Financial Letters	0%	0%	0%	0%	0%	0%
National Treasury Bonds (NTN)	32%	0%	11%	22%	0%	0%
National Financial Treasury Letters (LTN)	5%	0%	5%	0%	0%	0%
Commercial Promissory Note	0%	0%	0%	0%	0%	0%
Weighted average yield	88%	0%	34%	54%	0%	0%

Amortized cost
Debentures	1%	0%	1%	0%	0%	0%
Financial Letters	0%	0%	0%	0%	0%	0%
National Treasury Bonds (NTN)	6%	0%	0%	6%	0%	0%
Certificates of real estate receivables	0%	0%	0%	0%	0%	0%
Rural Product Bill	5%	2%	2%	0%	0%	0%
Weighted average yield	12%	3%	3%	6%	0%	0%

Total weighted average yield	100%	100%	100%	100%	100%	100%

Maturity and Composition of Loan and Other Financing Portfolio
The following table analyzes our loans and advances to customers’ portfolio by type and by the time remaining to maturity. Loans are stated gross of the provision for expected losses.

	Maturing
	As of December 31, 2022	In one year or less	After one year through five years	After five years through 15 years	After 15 years
	(R$ million)
Credit Card	6,870.6	6,736.5	134.1	—	—
Business Loans	3,392.5	2,552.2	839.9	0.3	—
Real Estate Loans	6,251.8	188.8	1,080.8	1,579.5	3,402.7
Personal Credit	5,463.8	313.9	827.2	4,322.3	0.3
Rural Loans	719.7	693.6	26.1	—	—
Total loans and advances to customers	22,698.4	10,485.0	2,908.1	5,902.1	3,403.0
The following table represents our loans by category all of which are fixed rate.

As of December 31, 2022
(R$ million)
Credit Card	6,870.6
Fixed Rate	6,870.6
Personal Credit	5,463.8
Fixed Rate	5,463.8
Business Loans	3,392.5
Fixed Rate	1,954.2
Real Estate Loans	6,251.8
Fixed Rate	246.0
Rural Loans	719.7
Fixed Rate	719.7
Total loans with fixed rate	15,254.3
Total loans to customers	22,698.4

Summary of Loan Loss Experience
Allocation of Provision for Impairment Losses
The following table presents impairment losses by category of loans and sets forth the percentage distribution of the total provisions as of December 31, 2022, 2021 and 2020.

	As of December 31,
	2022			2021			2020
	Amount	% of Total loan portfolio	% of Total Loss Allowance	Amount	% of Total loan portfolio	% of Total Loss Allowance	Amount	% of Total loan portfolio	% of Total Loss Allowance
	(in millions of R$, except percentages)			(in millions of R$, except percentages)			(in millions of R$, except percentages)
Credit Card	6,870.6	30.3%	—	4,798.3	27.9%	—	1,904.6	21.7%	—
Personal Credit	5,463.8	24.1%	—	3,579.3	20.8%	—	1,653.5	18.8%	—
Business loans	3,392.5	14.9%	—	3,017.2	17.5%	—	1,582.9	18.0%	—
Real Estate Loans	6,251.8	27.5%	—	5,121.4	29.7%	—	3,471.4	39.5%	—
Rural Loans	719.7	3.2%	—	700.2	4.1%	—	177.6	2.0%	—
Total loan portfolio(1)	22,698.4	100.0%		17,216.4	100.0%	—	8,790.0	100.0%	—

Credit Card	(874.2)	(3.9)%	66.3%	(417.7)	(2.4)%	61.3%	(164.0)	(1.9)%	58.1%
Personal Credit	(315.8)	(1.4)%	23.9%	(141.5)	(0.8)%	20.8%	(45.9)	(0.5)%	16.3%
Business loans	(13.3)	(0.1)%	1.0%	(16.0)	(0.1)%	2.3%	(5.8)	(0.1)%	2.1%
Real Estate Loans	(102.6)	(0.5)%	7.8%	(80.0)	(0.5)%	11.7%	(61.0)	(0.7)%	21.6%
Rural Loans	(12.6)	(0.1)%	1.0%	(25.7)	(0.1)%	3.8%	(5.7)	(0.1)%	2.0%
Total loss allowance	(1,318.5)	(5.8)%	100.0%	(680.9)	(4.0)%	100.0%	(282.4)	(3.2)%	100.0%

Total loans and allowances to customers, net of loss allowance	21,379.9			16,535.5			8,507.6

(1)    Total loan portfolio means our total loans and advances to customers and does not include amounts due from financial institutions.
Our ratio of allowance for credit losses to total loan portfolio has grown consistently in the reported periods, representing 5.8%, 4.0% and 3.2% on December 31, 2022, 2021 and 2020 respectively, which was driven by the growth of our credit portfolio and the increase in delinquency resulting from the country's economic scenario.
The significance of the allowances for charge-offs relating to credit cards increased in our reported periods, representing 66.3%, 61.3% and 58.1% of our total loss allowance on December 31, 2022, 2021 and 2020, respectively, reflecting the growth of our credit card portfolio, which is derived from the overall growth of our client base. Likewise, the significance of the allowances for charge-offs relating to personal credit increased in our reported periods, representing 23.9%, 20.8% and 16.3% of our total loss allowance on December 31, 2022, 2021 and 2020, respectively, reflecting the growth of our personal credit portfolio, which is derived from the overall growth of our active client base.

Allocation of Net Charge-Offs
The following table presents our net charge-offs by category of loans as of December 31, 2022, 2021 and 2020.

	As of December 31,
	2022			2021			2020
	Amount	% of Average Loans	% of Net Charge-Offs	Amount	% of Average Loans	% of Net Charge-Offs	Amount	% of Average Loans	% of Net Charge-Offs
	(in millions of R$, except percentages)
Credit Card	6,114.7	30.6%	—	3,531.9	25.8%	—	1,259.1	18.9%	—
Personal Credit	4,376.4	21.9%	—	2,856.1	20.9%	—	1,331.1	20.0%	—
Business loans	3,090.5	15.5%	—	2,341.2	17.1%	—	941.0	14.1%	—
Real estate loans	5,797.3	29.0%	—	4,490.4	32.8%	—	3,060.1	46.0%	—
Rural loans	620.1	3.1%	—	471.6	3.4%	—	59.5	0.9%	—
Total average loans outstanding	19,999.0	100.0%		13,691.2	100.0%	—	6,650.8	100.0%	—

Credit Card	61.8	0.3%	53.4%	27.6	0.2%	49.9%	30.7	0.5%	72.92%
Personal Credit	45.1	0.2%	38.9%	17.5	0.1%	31.6%	5.6	0.1%	13.30%
Business loans	2.1	—	1.8%	0.7	—	1.3%	0.2	—	0.48%
Real estate loans	6.9	—	5.9%	9.5	0.1%	17.2%	5.6	0.1%	13.30%
Rural loans	—	—	—	—	—	—	—	—	—
Total net charge-offs	115.9	0.6%	100.0%	55.3	0.4%	100.0%	42.1	0.6%	100.00%

(1)    Average amounts based on the average of the quarter-end balances within the period.
On December 31, 2022, our ratio of net charge-offs to average loans was 0.6%, compared to 0.4% and 0.6% in 2021 and 2020, respectively. This increase in comparison with 2021 was primarily due to our greater emphasis and focus on our information quality processes, which led to us identifying and reevaluating an increased number of debtors in the year ended December 31, 2022, as well as the growth of our credit portfolio and the increase in delinquency from Brazil’s economic scenario.
The significance of net charge-offs relating to credit cards increased to 53.4% for the year ended December 31, 2022, compared to 49.9% for the year ended December 31, 2021. This was primarily due the effect of the greater emphasis in information quality described above, which resulted in an increase of credit card charge-offs, also increasing the percentage that net charge-offs relating to credit cards represented of our total net charge-offs. In addition, Brazil’s economic scenario of continuing increases in interest rates lead to an increase in defaults. The significance of the allowances for charge-offs relating to credit card was 72.9% in the year ended December 31, 2020.

Deposits
Composition of Deposits per type and yield
The following table presents, with average balances, the breakdown of deposits by category as of December 31, 2022, 2021 and 2020.

	For the Year Ended December 31,
	2022		2021		2020
	Average Balance(1)	Average rate paid	Average Balance(1)	Average rate paid	Average Balance(1)	Average rate paid
	(in millions of R$, except percentages)
Time deposits:
Interest bearing	8,856	11.9%	6,061	4.9%	3,277	2.8%
Non-interest bearing	—		—		—
Total	8,856		6,061		3,277

Demand deposits:
Interest bearing	—	n.m.(2)	—	n.m.(2)	—	n.m.(2)
Non-interest bearing	10,007		6,061		3,277
Total	10,007		6,061		3,277

(1)    Average amounts based on the average of the month-end balances within each applicable year, unless otherwise indicated.
(2)    Not meaningful.
As of December 31, 2022, 2021 and 2020, all of our deposits were guaranteed by the Credit Guarantee Fund (FGC), up to the amounts covered by the FGC. See “Regulatory Matters—Credit Guarantee Fund.”
Maturity of Deposits
The following table sets forth information regarding the maturity of our uninsured time deposits as of December 31, 2022.

	As of December 31, 2022	Maturing
		Within 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
	(R$ million)
Time deposits in excess of insured limit
Brazil	3,067.1	157.8	115.8	307.4	2,486.1	3,067.1
Total time deposits in excess of insured limit	3,067.1	157.8	115.8	307.4	2,486.1	3,067.1

Time Deposits in uninsured accounts
Brazil	—	—	—	—	—	—
Total time deposits in uninsured accounts	—	—	—	—	—	—

Total uninsured time deposits	3,067.1	157.8	115.8	307.4	2,486.1	3,067.1
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

Minimum Capital Requirements
Our capital indices were above the minimum requirements stipulated by Brazilian regulations as follows:

	As of December 31,
Basel III Requirements(1):	2022	2021	2020
Basel Index(2)	24.1%	44.3%	31.9%
Capital Index Level 1(3)	24.1%	44.3%	31.9%

(1)    According to CMN Resolution No. 4,193, for institutions pertaining to a prudential conglomerate in accordance with the Accounting Plan of the Institutions of National Financial System - Cosif, the Additional Principal Capital must be calculated on a consolidated basis.
(2)    Minimum Required Reference Equity (or Regulatory Capital) = 8% (from 2019).
(3)    Minimum Required Tier 1 Capital = 6.0% (since 2015).

	As of December 31
	2022	2021	2020
	(R$ million)
Minimum Required Reference Equity (or Regulatory Capital) * RWA Amount(1)	1,964.0	1,436.3	771.4

(1)    Minimum Required Reference Equity (or Regulatory Capital) = 8% (from 2019).

The following table sets forth information regarding our capital adequacy as of December 31, 2022, 2021 and 2020 according to the regulations of the Central Bank and Basel III:

	As of December 31,
	2022	2021	2020
	(R$ million)
Reference Equity(1)	5,913.3	7,955.2	3,078.0
Tier 1 Capital	5,913.3	7,955.2	3,078.0
Risk-Weighted Assets (RWA)	24,950.5	17,953.3	9,643.1
Credit Risk (RWACPAD)	21,963.6	16,198.4	8,064.3
Market Risk (RWAMPAD)	480.8	323.6	476.8
Operational Risk (RWAOPAD)	2,506.1	1,431.3	1,102.0

(1)    Reference equity is the amount of available capital taken into consideration for the purpose of determining the operating limits of Brazilian financial institutions, and is composed of two levels. Tier I capital is represented by the composition of equity plus the balance of certain reserves, income and hybrid capital and debt instruments authorized by the Central Bank.

C.    Organizational Structure
Below is our current corporate structure:
D.    Property, Plant and Equipment
In addition to our corporate headquarters, some of our subsidiaries maintain offices that are responsible for supporting our corporate operations, such as: (i) Banco Inter maintains 16 offices located in the cities of Balneário Camboriú, Porto Alegre, Belo Horizonte, Brasília, Campinas, Curitiba, Fortaleza, Goiânia, Recife, Rio de Janeiro, Salvador, Guarulhos, São Paulo and Vitória; (ii) Inter Café maintains offices located in the cities of São Paulo, Nova Lima, Belo Horizonte and Campinas. All our offices and corporate headquarters are leased. We do not have any material fixed assets.
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our Audited Financial Statements and the related notes included elsewhere in this report, as well as the information presented under “Presentation of Financial and Other Information” and “Summary Financial and Other Information.” The following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Cautionary Statement Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this report.
A.    Operating Results
Overview
We are a Super App offering solutions for our clients to manage their finances and daily activities, through a simple and seamlessly integrated digital experience. Our strategy has always been to provide clients with a differentiated value proposition, via a highly scalable technology stack, in which we would be able to add additional functionalities over time.

Our Super App combines different revenue streams in six business verticals: (i) Inter Banking & Spending, (ii) Inter Credit, (iii) Inter Shop & Commerce plus, (iv) Inter Invest, (v) Inter Insurance and (vi) Global. We believe we are well positioned to face different economic scenarios. In 2022, our interest income totaled R$ 2.8 billion, representing 95% growth compared to the previous year. Revenues from service and commissions totaled R$ 968 million in 2022.
Our growth and profitability rely on our ability to not only expand each of our products individually, but also generate and leverage the synergies between the ecosystems to create more value to our clients and, consequently, increase client retention and cross-sell.
For more information about our key business metrics, see “Item 4. Information on the Company ― B. Business Overview.” and on the “Presentation of Financial and Other Information ― Certain Performance Metrics”.
The Brazilian Macroeconomic Environment
As a company that operates mainly in Brazil, our results of operations, cash flow and financial condition are affected by general economic conditions in Brazil, particularly by Brazil’s economic growth. The following table sets forth selected economic indicators for the periods indicated:

	As of or for the year ended December 31,
	2022	2021	2020
GDP growth (reduction)	2.9%	4.6%	(4.1)%
Inflation (IGP-M)(1)	5.5%	17.8%	23.1%
Inflation (IPCA)(2)	5.8%	10.1%	4.5%
Interbank rate – CDI(3)	12.4%	4.4%	2.8%
TJLP(4)	7.2%	4.8%	2.1%
Exchange rate at the end of the period per US$1.00	R$5.22	R$5.58	R$5.20
Average exchange rate per US$1.00	R$5.17	R$5.40	R$5.16

Sources: IBGE, Central Bank, CETIP and FGV.
(1)    The IGP-M is the general market price index calculated by FGV (accumulated during each period).
(2)    The IPCA is a consumer price index calculated by the IBGE (accumulated during each period).
(3)    The CDI rate or DI rate refers to the average overnight interbank loan rates in Brazil, annualized as of the last day of the corresponding period (using year to date accumulated rate).
(4)    The long-term interest rate (Taxa de Juros de Longo Prazo), or TJLP, is the rate applicable to long-term loans by the Brazilian Development Bank (Banco Nacional de Desenvolvimento Economico e Social), or BNDES. TJLP contains an inflation factor and is determined quarterly.

The performance of the Brazilian GDP and unemployment in Brazil have a direct impact on the purchasing power of the Brazilian population and on the labor market, which in turn influence the demand for our services. While the Brazilian GDP, increased 4.6% in 2021, it decreased by 4.1% in 2020 and increased by 1.1% in 2019. The modest increase in Brazil’s GDP in 2019 suggested the beginning of an economic recovery in the country. However, in 2020, due to factors including unstable oil prices and the onset of the COVID-19 pandemic and related restrictions on economic activity, there was a contraction of the Brazilian economy, as was the case with many countries around the world. In 2021, the Brazilian GDP grew 4.6%, mainly reflecting the comparative effect of the COVID-19 pandemic-related decline in the prior year. In 2022, the Brazilian GDP grew 2.9% partly as a result of the relaxation of COVID-19 restrictions and continued fiscal incentives granted by Brazilian government, supporting the GDP growth.

Inflation, interest rates and availability of credit
A significant portion of our income, expenses, assets and liabilities are directly impacted by interest rates, and our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and government monetary policies.
•Inflation rates in Brazil measured by IPCA were 5.8%, 10.1% and 4.5% and the inflation rates in Brazil measured by the IGP-M index were 5.5, 17.8%, and 23.1% for the years ended December 31, 2022, 2021 and 2020, respectively.
•The Brazilian Interbank rate - CDI was 12,3%, 4.4% and 2.8% as of December 31, 2022, 2021 and 2020, respectively.
Our business is affected by inflation. Higher levels of inflation may tend to adversely impact our loan portfolio and restrict the availability of credit and the consumer demand for credit. Inflation also adversely affects our personnel expenses and other administrative expenses that are directly or indirectly tied to inflation indexes. In contrast, lower levels of inflation may adversely impact our financial results, since we have a sizable position in inflation backed securities. This impact is worsened in an environment where the Central Bank delays the monetary policy loosening, which would compress our real rates spreads, since the short-term real rate would be higher than the implied by the yield curve.
We are also impacted by changes in prevailing interest rates. Increases in interest rates tend to adversely affect us by making our credit and investment products more expensive for consumers, thereby reducing consumer demand for such products. Interest rate increases also tend to increase our funding costs. The profitability of credit transactions depends on our capacity to obtain funding at competitive rates. An increase in market interest rates in Brazil could increase our cost of funding, particularly the cost of term deposits, thus reducing the spread earned on our credit portfolio. In addition, rising interest rates increase the risk of default by our clients. A sudden decrease in interest rates may affect the gross return of our loan portfolio. Our real estate loans, which represented 25% of our loan portfolio as of December 31, 2022, are mostly comprised of floating rate loans.
In addition, increases in interest rates, inflation indexes and other index coupons may adversely affect the result of investments that are not indexed to these indices. This type of exposure may adversely affect the performance of our loan portfolios that are not indexed to such indices, thus decreasing the spread that we earn relative to our fixed lending portfolio.
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
Number of Clients and our Ability to Cross-Sell
Our growth and profitability rely on our ability to not only expand each of our product ecosystems individually, but also generate and leverage the synergies in the Super App to create more value for our clients and, consequently, increase client retention and cross-sell. We have built our Super App with the goal of providing our clients easy access to all of our financial and non-financial products and services and most of them are offered only to account holders (our shopping platform is available to non-account holders). One example of our synergistic strategy is how we incentivize our clients to build their investment portfolios within our ecosystem, and to use our banking solutions as the main bank. The growth of our account holder base directly expands the number of people we can reach with our financial and non-financial products through our app.
Currently, we can see high levels of activation in all our core business verticals. We reached a total of approximately 12 million active clients as of December 31, 2022.

Reserve and Lending Requirements
The requirements set by the Central Bank for compulsory deposit and credit has a significant impact on the results of financial institutions in Brazil. Increases or decreases in such requirements may have an impact on our operational results by limiting or expanding the amounts available for commercial credit transactions. We believe that, considering the current regulation, we have enough assets to operate without significant constraints from reserve and lending requirements. As of December 31, 2022, 2021 and 2020, compulsory deposits represented, 6.16%, 6.55% and 8.58% of our total assets, respectively. As of December 31, 2022, our capital adequacy ratio was 24.1%, significantly above the minimum requirements of 10.5%. We have historically been able to maintain our capital adequacy ratio above the minimum threshold by acquiring funds through equity offerings.
International Expansion
Our operations are currently concentrated in Brazil, but we are on an initial phase of expanding our operations internationally. As part of this strategy, in January 2022 we completed the acquisition of 100% of the share capital of USEND, now Inter&Co Payments, Inc. With Inter&Co Payments, we offer foreign exchange and financial services, as well as a Global Account digital solution for money remittances between countries, among others.
Additionally, in 2022 we incorporate Inter&Co Securities LLC, a company currently approved for membership with the Financial Industry Regulatory Authority (FINRA), which will handle brokerage services for Inter clients investing in US Markets. Inter&Co Securities LLC will be registered as a broker-dealer with the Securities and Exchange Commission and be registered to operate in all states. Also, as one of our international expansion strategies, we entered into a partnership with Apex Clearing, which allows our clients to open an account with Apex and access a stock trading platform provided by Apex for investments in the United States in selected stock exchanges (currently Nasdaq and NYSE) within our Super App
On January 24, 2023, we concluded the acquisition of YellowFi Mortgage LLC, a company that owns, manages and operates a mortgage lending and origination business in the states of Colorado, Florida and Georgia, and YellowFi Management LLC, a company that manages and operates the Brickell Bay Mortgage Opportunity Fund, a residential mortgage note investment fund that holds promissory notes from various investors throughout the United States.
We also expect to make investments to expand our Inter Shop & Commerce Plus platform internationally, both to offer our existing clients a purchase option outside Brazil and to reach new clients outside abroad. See “Item 3. Key Information ―D. Risk Factors—Risks Relating to our Business—We may be unable to identify, complete, integrate or obtain the benefits of past and future acquisitions.”
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

Our Operating Segments
We report in the following business segments:
•Banking & Spending. This segment comprises a wide range of banking products and services, such as checking accounts, cards, deposits, loans and advances and other services, which are available to the clients primarily by means of Inter’s mobile application. Part of this segment also comprises debt collection service. This segment offers foreign exchange and financial services, as well as a Global Account digital solution for money remittances between countries, among others.
•Investments. This segment is responsible for operations related to the acquisition, sale and custody of securities, the structuring and distribution of securities in the capital market and operations related to the management of fund portfolios and other assets (purchase, sale, risk management). Revenues consist primarily of administration fees and commissions charged to investors for the rendering of such services.
•Insurance Brokerage. This segment offers insurance products underwritten by insurance companies with which Inter has an agreement (‘partner insurance companies’), including warranties, life, property and automobile insurance and pension products, as well as consortium products provided by a third party with whom Inter has a commercial agreement. The income from brokerage commissions is recognized in the income statement when services are provided, that is, upon sale to the client, when the performance obligation is fulfilled. This income is presented net of deductions.
•Inter Shop & Commerce Plus. This segment includes sales of goods and/or services with partner companies through our digital platform. The commission income comprises basically commissions received for sales and/or for the rendering of these services.
Revenue by Segment
The table below shows the revenues of our reportable segments for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022		2021		2020
Revenue	(in millions of R$, except percentages)
Banking & Spending	3,227.6	88.8%	2,062.4	93.0%	945.8	95.5%
Investments	125.2	3.5%	95.8	4.3%	35.9	4.1%
Insurance Brokerage	130.5	3.7%	57.1	2.6%	34.6	3.4%
Inter Shop & Commerce Plus	367.3	10.3%	183.8	8.3%	33.7	3.3%
Total reportable segments	3,850.6	106.3%	2,399.1	108.2%	1,050.0	106.3%
Others	108.6	3.0%	68.5	3.1%	3.3	0.3%
Eliminations(1)	(396.5)	(9.3)%	(245.8)	(11.2)%	(41.8)	(6.6)%
Total	3,562.7	100%	2,221.8	100%	1,011.5	100%

(1)    Eliminations reflect the amounts intragroup. For more information, see note 5 to the Audited Financial Statements.

Composition of Revenues
The following table sets forth a breakdown of the composition of our revenue for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022		2021		2020
	(in millions of R$, except percentages)
Interest income(1)	2,802.7	78.7%	1,435.4	64.6%	942.8	93.2%
Interest expenses	(1,972.9)	(55.4)%	(543.2)	(24.4)%	(184.3)	(18.2)%
Net interest income	829.8	23.3%	892.2	40.2%	758.5	75.0%
Revenue from services and commissions(2)	968.0	27.2%	542.6	24.4%	257.1	25.4%
Expenses from services and commissions	(129.2)	(3.6)%	(100.3)	(4.5)%	(71.6)	(7.1)%
Net result from services and commissions	838.8	23.6%	442.3	19.9%	185.5	18.3%
Income from securities(3)	1,471.7	41.2%	745.6	33.6%	12.0	1.2%
Net gains (losses) from derivatives(3)	33.9	1.0%	(48.3)	(2.2)%	(54.4)	(5.4)%
Other revenues	388.5	10.9%	190.0	8.6%	109.9	10.9%
Revenue	3,562.7	100.0%	2,221.8	100.1%	1,011.5	100.0%

(1)    Revenue from loans and financing granted by us and short-term investments in other financial institutions.
(2)    Revenue from fees and commissions, which include commissions, investment fund management fees and others.
(3)    Revenues from hedge operations through interest rate swaps and indexes, aiming to cover exposures in assets and liabilities related to the loan and funding portfolio.
Income Statement
For commentary on our results of operations for the year 2021 compared with 2020, please see pages 87-90 of our Form 20-F for the year ended December 31, 2021.

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021
The table below sets forth our consolidated income statement for the years ended December 31, 2022 and 2021.

	For the Year Ended December 31,
	2022	2021	Variation
Consolidated Income Statement Data:	(R$ million)
Interest income	2,802.7	1,435.4	95.3%
Interest expense	(1,972.9)	(543.2)	263.2%
Net interest income	829.8	892.2	(7.0)%
Revenues from services and commissions	968.0	542.6	78.1%
Expenses from services and commissions	(129.2)	(100.3)	28.8%
Net result from services and commissions	838.8	442.3	89.2%
Income from securities	1,471.7	745.6	97.4%
Net gains / (losses) from derivatives	33.9	(48.3)	170.2%
Other revenues	388.5	190.1	104.4%
Net Revenues	3,562.7	2,221.9	60.3%
Impairment losses on financial assets	(1,083.2)	(595.6)	81.9%
Personnel expenses	(733.6)	(443.3)	65.5%
Depreciation and amortization	(164.0)	(94.3)	73.9%
Other administrative expenses	(1,743.1)	(1,311.0)	33.0%
Income before taxes and interests in associates	(161.2)	(222.3)	(27.5)%

Income from equity interests in associates	(17.4)	(8.8)	97.7%
Profit (loss) before income tax	(178.6)	(231.1)	(22.4)%

Current income tax and social contribution	(106.6)	(52.4)	103.6%
Deferred income tax and social contribution	271.1	228.4	(18.7)%
Income tax benefit	164.5	176.0	(6.5)%
Profit / (loss) for the year	(14.1)	(55.1)	(73.9)%

Net Interest Income
Net interest income decreased 7.0% to R$829.8 million in 2022 from R$892.2 million in 2021, primarily as a result of the following factors:
•Interest income: Interest income increased 95.3% in 2022, compared to 2021, mainly due to interest income from interbank investments and interest income from loans and advances to clients.
◦Interest income from loans and advances to customers: Interest income from loans and advances to customers increased 81.3% in 2022, compared to 2021. This increase is primarily derived from growth in our credit card and personal credit portfolios, which increased by 43.2% and 52.7%, respectively, comparing the portfolios as of December 31, 2022 and 2021 and the increase in the basic interest rate (SELIC), rising from a average of 12.63% per year in 2022 compared to average of 4.81% per year in 2021.
◦Interest from amounts due from financial institutions: Interest from amounts due from financial institutions increased 209.4% in 2022, compared to 2021. This increase is mainly due to the greater volume of investments in Brazilian government bonds carried out during the year 2022.
•Interest expense: Interest expense increased 263.2% to R$1,972.9 in 2022 from R$543.2 million in 2021, primarily due to the increase in time deposits, which in turn was driven by growth of our client base compared to the prior period, as well as the increase in interest paid to clients, which was triggered by the growth of the basic interest rate (SELIC), rising from an average of 12.63% per year in 2022 compared to average of 4.81% per year in 2021.
Net Result from Services and Commissions
Net result from services and commissions increased 89.2% to R$838.8 in 2022 compared to R$443.3 million in 2021, mainly due to the following factors:
•Revenue from services and commissions: Revenue from services and commissions increased 77.5% in 2022, compared to 2021, primarily as a result of the increase in card interchange fees (income received in connection with the use of our credit and debit cards by our clients) which increase was driven by the growth of 42.6% of our number active clients as of December 31, 2022 compared to December 31, 2021.
•Expenses from services and commissions: Expenses on services and commissions increased 28.8% to R$129.2 million in 2022 from R$100.3 million in 2021, mainly due to the fees we are required to pay for maintaining our ATM services. Costs relating to ATM services include fees payable due to withdrawals made by our clients, which increased in the period as a result of an increase in the number of clients and costs related to keeping the ATMs with withdrawable cash.
Income from securities
Income from securities increased 97.4% to R$1,471.7 million in 2022 from R$745.6 million in 2021, primarily due to the increase of the return of Brazilian government securities that we hold, reflecting increases in the interest rates to which they are indexed.
Net gain (losses) from derivatives
In 2022, we recorded gains on derivative financial instruments of R$33.9 million, compared to losses of R$48.3 million recorded in 2021. These results are derived from the increase in dollar transactions offered in the Global Account.

Other revenues
Other revenues increased 104.4% to R$388.5 million in 2021 from R$190.1 million in 2021. The chart below sets forth our other revenues by category for the years ended December 31, 2022 and 2021:

	For the year ended December 31,
	2022	2021
	(R$ million)
Performance revenues	150.4	102.9
Other capital gains (losses)	66.4	29.3
Foreign exchange revenues	99.8	24.7
Other operating revenue	54.9	33.2
Revenue from goods	17.0	—
Total	388.5	190.1
The increase in other revenues was driven primarily by:
•The R$ 47.5 million increase in performance revenues, which consists substantially of the result of the commercial agreement with Mastercard, B3, Liberty and Sompo which offers performance bonuses as the established goals are met.
•The R$ 75.1 million increase in foreign exchange revenues, which resulted from the growth of foreign exchange transactions in connection with the increase of dollar transactions mainly from the Global Account and well as focus on cross border services.
Impairment losses on financial assets
Impairment losses on financial assets increased 81.9% to R$1,083.2 million in 2022, from R$595.6 million in 2021. This sharp rise can be attributed to two major factors: firstly, the expansion of our loan portfolio by 31.8%, with highlight to a 45.2% growth of the credit card portfolio, an unsecured book, with higher excepted credit loss; and secondly, the uptick in defaults across the Brazilian financial market in response to consecutive interest rate hikes, which were prompted by the challenging domestic and global macroeconomic environment. As a result of these trends, we anticipated greater losses from financial assets, necessitating a more rigorous approach to credit risk management and a more cautious stance towards new credit grants. Despite these challenges, we remain fully committed to maintaining our financial strength and managing our credit risk effectively, in order to ensure the long-term health and sustainability of our business.
This increase was due to the growth of our Gross Loan Portfolio, which was impacted by the volume of credit extended due to the expansion of our client base and the increase in customer delinquency resulting from adverse economic conditions in Brazil.
Personnel expenses
Personnel expenses primarily comprise fixed and variable employee compensation. Personnel expenses increased 65.5% to R$733.6 million in 2022 from R$ 443.3 million in 2021, mainly due to the relevant increase in benefits due to the share-based payment, R$ 94.9 million in 2022 compared to R$ 3.1 million in 2021, in the context of the acquisition of Inter&Co Payments by Inter, it was established that part of the payment to key executives of said company would be made through cash.
Income from equity interests in associates
Income from equity interests in associates decreased 97.5%, R$17.4 million of expenses in 2022 and R$8.8 million of expenses in 2021. This amount reflects the equity interest in the associate "Granito S.A.".

Other administrative expenses
Other administrative expenses increased 33.0% to R$ 1,743.1 million in 2022 from R$1,311.0 million in 2021. The chart below sets forth our other administrative expenses by category for the years ended December 31, 2022 and 2021:

	For the year ended December 31,
	2022	2021
	(R$ million)
Data processing and informatics	(571.5)	(409.7)
Tax expenses	(248.6)	(146.8)
Bank expenses	(144.1)	(94.7)
Third party services	(142.2)	(85.1)
Advertisement, publicity, publications and public relations	(137.9)	(145.3)
Other administration expenses	(121.8)	(143.3)
Communication	(124.6)	(103.7)
Customer refund features	(88.2)	(65.6)
Rent, condominium fee and property maintenance	(60.5)	(33.2)
Provision for contingencies	(25.9)	(19.0)
Travel expenses	(16.5)	(4.6)
Insurance expenses	(15.9)	(3.8)
Portability expenses	(15.8)	(25.5)
Expenses for Experian Information Solutions, Inc. (Serasa)	(14.2)	(1.9)
Notary public and legal expenses	(12.7)	(12.8)
Granted discounts	(2.7)	(16.0)
Total	(1,743.1)	(1,311.0)
The increase in our administrative expenses were primarily due to:
•R$161.8 million increase in data processing and informatics services to R$571.5 million in 2022 from R$409.7 million in 2021, which resulted from the increase in stored data and the volume of transactions, which is a result of the increase in our number of customers and the growth of the TPV Card.
•which resulted from our increased volume of data stored in cloud servers and volume of transactions we submit to credit and debit card companies. This increase in stored data and volume of transactions is a result of the increase in our number of clients and growth of Card TPV.
•R$101.8 million increase in tax expenses to R$ 248.6 million in 2022 from R$146.8 million in 2021, which resulted from increased Brazilian taxes payable over our revenues (PIS/COFINS, Brazilian tax due on revenues and ISS, Brazilian value-added tax due on services).
•R$49.4 million increase in bank expenses to R$144.1 million in 2022 from R$94.7 million in 2021, which resulted from our increased expenses with fees, brokerages and exchange rate, affected by the expansion of our services and Global Account activities.
•R$57.1 million increase in third party services to R$142.2 million in 2022 from R$85.1 million in 2021, which resulted from increased services from consultancy, auditing, advocacy and fraud prevention affected by our expansion in the period.
Profit (loss) before income tax
We reported a loss before taxes of R$178.6 million in 2022, compared to a loss before taxes of R$231.1 million in 2021, primarily due to the expansion in our activities and the related increase in our costs to generate and support this growth.

Income tax benefit
Income tax benefit decreased 6.5% to a benefit of R$164.5 million in 2022 from a benefit of R$176.0 million in 2021. The main variation between 2022 and 2021 comes from the lower amount of temporary differences arisen from provisions with impairment due to the increase in the amounts of loans and advances to customers carried out in 2022. For more information about the reconciliation of our current and deferred income tax and social contribution, see Note 32 to our Audited Financial Statements.
Profit (loss) for the year
As a result of the foregoing, loss for the year decreased 74.4%, to a loss of R$14.1 million in 2022 from a loss of R$55.1 million in 2021.
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

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated, as reported by the Central Bank:

Year Ended December 31	Period-end	Average(1)	Low	High
2018	3.8748	3.6558	3.1391	4.1879
2019	4.0307	3.9461	3.6519	4.2602
2020	5.1967	5.1552	4.0207	5.9366
2021	5.5805	5.3956	4.9206	5.8397
2022	5.2177	5.1654	4.6175	5.7042

Month	Period-end	Average(2)	Low	High
October 2022	5.2570	5.2503	5.1411	5.3454
November 2022	5.2941	5.2747	5.0360	5.4655
December 2022	5.2177	5.2424	5.1445	5.3406
January 2023	5.0993	5.2007	5.0767	5.4459
February 2023	5.2078	5.1717	4.9901	5.2526
March 2023	5.0804	5.2115	5.0804	5.2981
April 2023 (until April 24)	5.0595	5.0157	4.9097	5.0834

Sources: Central Bank.
(1)    Represents the average of the exchange rates on the closing of each day during the year.
(2)    Represents the average of the exchange rates on the closing of each day during the month
Capital Expenditures
We have made significant investments in technology and innovation to enable us to launch new products and to keep them improving through time. These investments seek to ensure the availability, stability and security of all transactions, in addition to offering better customer experience, greater agility in the development of new products, all while generating efficiency gains.
We intend to pursue the following investments over the coming years:
•Inter Shop & Commerce Plus: Our Inter Shop & Commerce Plus platform aggregates non-financial products and services such as shopping, parking, cell phone recharging and gift cards. We expect to invest in new and existing products, including in technology, integrations, features and new partnership projects, as well as back-office, user experience (or UX) and user interface (or UI) improvements.
•Customer Service and Super App UX: We continuously seek ways to improve our channels to better serve clients collaborating with the high NPS registered in recent years. In 2023, we intend to improve our contact with our clients and to enhance the Super App UX, such as the onboarding of new clients, and personalization of the app.
•Launch of new products and services: We continuously develop and launch new products and services from all business verticals in our platform, increasing the value proposition to our clients.
•Internationalization: We intend to expand the offer our products and services, such as Inter Shop & Commerce Plus, our investment platform, insurance brokerage and digital bank account through our Global Account, outside of Brazil, more specifically in the United States.
In addition to the projects mentioned above, we have planned investments in data security, collection process, operational risk platform and internal controls, process automation, system integrations, and system improvements.

Investments in the development of our new products and services is an integral part of the daily routine of all of our business departments working together with our product, business development, data governance and technology teams. We invested an aggregate R$ 160 million throughout 2022 in the above-mentioned initiatives.
JOBS Act
We are an emerging growth company under the JOBS Act. The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things; (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404; (2) provide all of the compensation disclosures that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (3) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (4) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years from the completion of our corporate reorganization in 2022, or until we are no longer an “emerging growth company,” whichever is earlier.
B.    Liquidity and Capital Resources
Financial institutions operating in Brazil are subject to periodic measuring of their capital and capital standards based on their risk-weighted asset ratio. The parameters of this methodology are similar to international parameters used to measure minimum capital requirements under the Basel Accords. CMN Resolution Number 4,955 mandated the calculation by financial institutions of Reference Equity on a consolidated basis and established a minimum Reference Equity required for risk-weighted assets, or RWA.
As of December 31, 2022, Banco Inter’s capital adequacy ratio was 24.1%, a decrease of 20.2 percentage points compared to December 31, 2021. This variation was mainly due to dilution of capital in the amount of R$ 1,500.0 million occurred in October 2022, which was used to settle the debentures issued to cover the cash-out component of our corporate reorganization.
As of December 31, 2021, Banco Inter’s capital adequacy ratio was 44.3%, a decrease of 12.4 percentage points compared to December 31, 2020. This variation derived mainly from the completion of the follow-on offering concluded in June 2021.
For more information on reserve and lending requirements, see “―Overview―Reserve and Lending Requirements,” above, and “Regulatory Matters―Capital Adequacy Guidelines.”

The table below sets forth Banco Inter’s Reference Equity and Banco Inter’s Capital Adequacy Ratio (as defined below) as of December 31, 2022, 2021 and 2020:

	December 31,			Variation
	2022	2021	2020	2022 x 2021	2021 x 2020
Reference Equity(1) (R$ million)	5,913.3	7,955.2	3,078.0	-25.7%	158.5%
Capital Adequacy Ratio(2)(3)(4)	24.1%	44.3%	31.9%	20.2p.p.	12.4p.p.

(1)    Reference Equity (or regulatory capital) is the amount of capital available taken into consideration for purposes of determining the operating limits of Brazilian financial institutions, and is comprised of two tiers: Tier I capital and Tier II capital. Tier I capital is comprised of equity plus the balance of certain reserves, income and hybrid capital and debt instruments authorized by the Central Bank. Tier II capital, in turn, is comprised of revaluation reserves, reserves for contingencies, special earnings reserves related to undistributed mandatory dividends, preferred shares with cumulative dividends, certain subordinated debt and hybrid instruments and unrealized earnings related to adjustments to the market value of available-for-sale securities.
(2)    Pursuant to the Basel III guidelines, the capital adequacy ratio is calculated as the sum of Tier I and Tier II capital. Tier I consists of Primary Capital (less prudential adjustments (deductions that may compromise the financial institutions ability to withstand losses of Principal Capital) and Supplementary Capital calculated as set forth below in note (3))(hybrid debt and equity instruments that meet promulgated requirements under CMN Resolution No. 4,955). However, in order to improve the quality of the capital of financial institutions, Basel III restricts, for purposes of the breakdown of Primary Capital, the inclusion of financial instruments that do not demonstrate an effective capacity for the absorption of losses and requires a reduction of assets that, in certain circumstances, could affect the amount of the financial institution’s capital as a result of the low liquidity of its instruments, dependence on future earnings or difficulty in measuring amounts.
(3)    Primary Capital is calculated by adding the amounts corresponding to (1) capital stock, (2) capital reserves, revaluation reserves and profits, (3) unrealized gains arising from equity valuation adjustments, with the exception of items seen in item (7) below, (4) gains or retained earnings, (5) credit results accounts, (6) deposits into an escrow account to cover capital deficiencies, and (7) the balance of the positive adjustment to the market value of the derivative financial instruments used to hedge cash flow; subtracted from the amounts corresponding to (1) unrealized losses arising from equity valuation adjustments, except for those set forth in item (5) below, (2) shares or any other instruments issued by us that are authorized by the Central Bank to make up Primary Capital, as determined by CMN Resolution No. 4,955, acquired directly, indirectly or synthetically, including through (a) quotas of investment funds, in proportion to the participation of these instruments in the fund’s portfolio, (b) entities similar to financial institutions or (c) derivative transactions, including index derivatives, (3) accumulated losses or losses, (4) profit and loss accounts, (5) balance of negative adjustment to market value of the derivative financial instruments used to hedge cash flow and (6) the Prudential Adjustments set forth in article 5 of CMN Resolution No. 4,955.
(4)    Supplementary Capital is calculated by adding the amounts corresponding to the debt instruments authorized by the Central Bank that make up Complementary Capital, as determined by CMN Resolution No. 4,955; subtracted from the amounts corresponding to (1) funding instruments issued by an institution authorized to operate by the Central Bank or by an institution located abroad that exercises an activity equal to that of a financial institution in Brazil, which does not form part of a conglomerate, and (2) equity authorized to make up Complementary Capital, acquired directly, indirectly, or synthetically, including through (a) quotas of investment funds, in proportion to the participation of these instruments in the fund’s portfolio, (b) entities similar to the institution’s financial or non-financial entity controlled or (c) derivative transactions, including index derivatives.
Sources of Funds
As of December 31, 2022, we had R$ 1,331.6 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the expected cash flows from our operating activities will be sufficient to meet our working capital requirements, capital expenditures and our business plan in the ordinary course of business for at least the next 12 months.
We obtain funding for working capital and the acquisition of assets through our own resources and funding obtained from third parties, which we record as liabilities with financial institutions, liabilities with clients and securities issued, as described below:
•Liabilities with Financial Institutions and Liabilities with Clients: we finance a portion of our operations through the following types of deposits:
    Demand deposits: Clients deliver to us funds that will be available for transfer and withdrawal upon request.
    Interbank deposits: Time deposits used by financial institutions and other institutions authorized by the Central Bank to transfer excess funds among each other in order to raise or invest such funds.
    Time deposits: Clients deliver to us funds that will be available for withdrawal, together with the payment of interest, once a specific period of time elapses (as agreed between the parties).

    Savings deposits: an investment option that is highly popular and accessible to clients. In addition to being guaranteed by the Brazilian government, savings accounts are regulated by the Central Bank. Earnings on savings accounts are regulated by law and are equivalent to up to 0.5% per month, depending on the variation in the SELIC rate, over the amount deposited plus the variation in the reference rate. Amounts that are held in savings accounts for a duration of less than one month do not earn interest. The Central Bank imposes a reserve requirement of 20.0% for savings deposits. For more information, see “Regulatory Matters—Regulations affecting liquidity in the Brazilian financial market—Savings deposits.”
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
•Securities issued:
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
•Borrowings and Onlendings: Refer to the onlending of real estate financing from Caixa Econômica Federal as described in note 21 to our Audited Financial Statements.

We believe we have access to several local and external sources of financing from different types of investors (individuals, companies, pension funds, investment funds and banks, among others). Our decision to obtain a particular source of funding is dependent on relevant client demands and the characteristics of the funding (interest rate, terms and applicable indices, for example). Historically, we have diversified our sources of financing, in order to better manage our liquidity and maintain a suitable cash balance that has enabled us to efficiently withstand liquidity pressures. We have maintained liquidity ratios above the minimum threshold and seek through our funding policy to extend maturity terms in order to maintain our current cost levels.
We periodically assess our liquidity and minimum capital requirements consistent with our policy of raising funds and managing treasury not only to meet regulatory requirements, but also to ensure efficient management of our resources. We believe that when necessary we will have the ability to obtain resources from various local and external sources and different categories of investors (including individuals, companies, pension funds, investment funds and banks, among others). The decision to use one or another source of financing takes into account client demand and the characteristics of the operation (rates, maturities and indices, among others).
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
Our risk department is responsible for monitoring the liquidity levels and cash position. The treasury department is in charge for diversifying the funding basis, as well as managing the cash and cash equivalent positions.
As of December 31, 2022, our current financials assets were R$20,544.4 million of which more than R$10,928.7 is considered as Ativos Líquidos de Alta Qualidade (or High Quality Liquid Assets, a category of assets defined pursuant to Central Bank regulation that are expected to remain liquid in markets during periods of stress and to remain easily and immediately convertible into cash with low or without losses). In terms of funding concentration, the top 10 clients have less than 5% of the total funding position, indicating a diversified funding basis.
Indebtedness
As of the date of this annual report, we are not a borrower under any individually material loan or financing agreements. We have previously held time deposits with special collateral provided by the FGC. As of December 31, 2022, 2021 and 2020, we held no such time deposits. We do not hold time deposits, as we have opted to obtain funds mainly through demand deposits from our broad and less expensive client base.
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
Financial institutions are, however, subject to operational limitations established by the CMN and Central Bank. These limits include:
•maintaining a reference equity compatible with the risks inherent to our activities;
•a limitation on total funds invested in fixed assets equivalent to a maximum of 50% of our reference equity (see “Liquidity and Capital Resources”);
•a limitation on exposure per client equivalent to a maximum of 25% of our reference equity; and
•minimum paid-in capital limits and equity for operation.

Limitations on Uses of Funding
Our use of funding to originate further loans and invest in other financial assets is contingent on maintaining a capital adequacy ratio, above the regulatory minimum threshold of 10.0% (our Capital Adequacy Ratio was 24.1% as of December 31, 2022). Pursuant to the Basel III guidelines, the capital adequacy ratio is calculated as the sum of Tier I and Tier II capital. Tier I consists of Primary Capital less prudential adjustments (deductions that may compromise the financial institution’s ability to withstand losses of Principal Capital) and Supplementary Capital (hybrid debt and equity instruments that meet promulgated requirements under CMN Resolution No. 4,955). However, in order to improve the quality of the capital of financial institutions, Basel III restricts, for the purposes of the breakdown of Primary Capital, the inclusion of financial instruments that do not demonstrate an effective capacity for the absorption of losses and requires a reduction of assets that, in certain circumstances, could affect the amount of the financial institution’s capital as a result of the low liquidity of its instruments, dependence on future earnings or difficulty in measuring amounts.
We are also subject to certain restrictions on risk concentration. As of December 31, 2022, the limit for our use of financing obtained through loans in connection with any individual or group of individuals acting individually or upon mutual interest was approximately R$ 1.4 billion (equivalent to 25% of our reference equity of R$ 5.913 billion). We are further subject to certain regulatory requirements related to compulsory deposits and reserves. For more information on such restrictions, see “Regulatory Matters—Regulations affecting liquidity in the Brazilian financial market.”
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
C.     Research and Development, Patents and Licenses, etc.
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
Some selected innovation initiatives are listed as follows:
•Development, Security and Operations (DevSecOps): integration and automation processes of essential steps for the systems which support the quality and stability of our Super App, from conception to release, aiming at security, reliability, usability and better client experience.
•Analytics COE: supported by our security and transparency guidelines, a data intelligence and analytics center was created. Through the use of advanced analysis techniques and pragmatic performance of data scientists, Analytics COE acts as a factory of business-oriented ideas, seeking to maximize the shared value between Inter and its clients.
•Processes and Services Automation: in order to process banking services transactions with efficiency, quality and security, guaranteeing the technological capacity necessary for an ever-increasing volume of clients and operations, we focused on the processing networks automation.
In addition, our research and development model is based on continuous innovation in connection with which we (a) constantly conduct market surveys and activities and (b) continuously launch new products and services that we test and optimize in order to provide a platform that is sophisticated, agile and of high added value.

For more information on our use of intellectual property, see “Item 4. Information on the Company ― B. Business Overview ― Intellectual Property.” For more information on our expected investments in such development, see “Item 5. Operating and Financial Review and Prospects―A. Operating Results―Capital Expenditures.”
D.     Trend Information
See “Item 5. Operating and Financial Review and Prospects―A. Operating Results―Factors Affecting Results of Operations.”
E.     Critical Accounting Estimates
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
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.     Directors and Senior Management
Board of Directors
Our board of directors is currently composed of ten directors. Each director is appointed for a two-year term, unless they resign or their office is vacated earlier, in which case such term shall be extended to the date on which such successor has been appointed. In case a director position is vacated earlier, our board of directors may appoint a director for such position. Directors appointed by the board of directors hold office until the next annual general meeting. Our Articles of Association do not include a mandatory retirement age. Our Articles of Association also allow additional directors to be appointed by ordinary resolution of our shareholders.
Pursuant to the SoftBank Shareholders’ Agreement, Softbank has the right to appoint one member of our board of directors for as long as it holds at least 5% of our share capital. As of the date of this annual report, there is no director appointed by Softbank. For more information, see “Item 7. Major Shareholders and Related Party Transactions―B. Related Party Transactions—Shareholders’ Agreements.” For more information, see “Item 7. Major Shareholders and Related Party Transactions―B. Related Party Transactions—Shareholders’ Agreements.”

The following table presents the names, ages and positions of the members of our board of directors.

Name	Age	Position
Rubens Menin Teixeira de Souza	66	Chairman
Maria Fernanda Nazareth Menin Teixeira de Souza Maia	44	Member
José Felipe Diniz	61	Member
Leonardo Guimarães Corrêa	64	Member
Cristiano Henrique Vieira Gomes	65	Member
Luiz Antônio Nogueira de França	59	Independent Member
André Guilherme Cazzaniga Maciel	40	Independent Member
Antônio Kandir	71*	Independent Member
Lorival Nogueira Luz Junior	52*	Independent Member
Todd Chapman	61*	Independent Member

*    subject to confirmation in our annual meeting to be held on April, 28, 2023. We expect that our shareholders will approve the reelection of all our directors to hold office until our annual shareholders meeting of 2024.
The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Av. Barbacena, 1,219, Santo Agostinho - Belo Horizonte, Minas Gerais, Brazil, Zip Code 30190-131.
Rubens Menin Teixeira de Souza is the chairman of our board of directors. He holds a Degree in Civil Engineering from the Federal University of Minas Gerais – UFMG. He is one of Banco Inter founders and has served as the chairman of our board of directors since our founding. Mr. Menin Teixeira de Souza is also a founder of MRV Engenharia, a publicly traded company in Brazil, where he served as its chief executive officer until March 2014 and currently serves as the chairman of its board of directors. He is also the chairman of the board of directors of LOG Commercial Properties S.A., a publicly traded company in Brazil, Urbamais Properties e Participações S.A., and forms part of the MRV Group. Rubens Menin Teixeira de Souza, chairman of our board of directors, is the father of João Vitor N. Menin T. de Souza, our CEO, and Maria Fernanda Nazareth Menin Teixeira de Souza Maia, member of our board of directors.
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
Leonardo Guimarães Corrêa is a member of our board of directors and treasury officer of Banco Inter. Mr. Corrêa holds a degree in Economics from the Federal University of Minas Gerais – UFMG and a postgraduate degree in Finance from the Getúlio Vargas Foundation. Between 1982 and 1990, he worked at Lloyds Bank as treasury manager. From 1990 to 2000, he worked at J.P. Morgan, eventually holding the position of Treasury Officer for Brazil. Mr. Guimarães Corrêa was a member of Banco Pactual from 2000 to 2003. From 2003 to 2006, he was a member of Perfin Administração de Recursos, an independent funds manager specializing in managing investment funds. He has worked at MRV Engenharia until March 2019, as chief financial officer and investor relations officer.

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
Luiz Antônio Nogueira de França. Mr. de França holds a degree in Civil Engineering from Mackenzie Presbyterian University of São Paulo in 1985. Between 2006 and 2015, he served as a mortgage loan officer at Banco Itaú Unibanco S.A., where he was also responsible for back office operations, products, treasury, and wholesale distribution and retail between 2012 and 2015. Mr. de França is currently president of the Brazilian Association of Real Estate Developers (Associação Brasileira de Incorporadoras Imobiliárias), chairman of the board of Renac and a partner at França Participações. Mr. de França was a member of Tecnisa’s board of directors between 2015 and 2017. From 2007 to 2011, Mr. de França was the director of FEBRABAN, president of ABECIP and a board member of the CNF. Additionally, he was chairman of the board of directors of Companhia Brasileira de Securitização, a financial services company.
André Guilherme Cazzaniga Maciel. Mr Maciel is the founder of Volpe Capital. He was Managing Partner and Head of Brazil at SoftBank Group International until 2020 and previously, he was a co-founder of 30 Knots, a LatAm growth dedicated private equity fund. Formerly, he was a Managing Director at J.P. Morgan, head of Brazil Investment Banking Advisory, responsible for covering technology, telecom and media industries for Latam. With nearly 17 years at J.P. Morgan, 7 of which he was in New York, he has been involved in over 200 M&A and Capital Markets transactions. He started his career at J.P. Morgan Partners, the bank’s private equity arm. Mr. Maciel has a Bachelor’s Degree in Business Administration from EAESP-FGV and is fluent in English, Portuguese and Spanish.
Antonio Kandir. Antonio Kandir served as Minister of State Planning and Budget, as a Special Secretary for Economic Policy, as President of the National Council on Privatization, as Brazilian Governor at the Inter-American Development Bank, as President of Institute of Applied Economic Research (Instituto de Pesquisa Econômica Aplicada – IPEA), as Congressman, as Director of Private Equity and Hedge Funds, and Research Coordinator at Itaú Planejamento e Engenharia S.A. Kandir also worked as Professor at the University of Campinas (UNICAMP) and Pontifícia Universidade Católica de São Paulo (PUC-SP), and as Assistant Faculty Fellow at the University of Notre Dame in USA. He holds a PhD and a master’s degree in Economics from the University of Campinas (UNICAMP) and a bachelor’s degree in Mechanical Production Engineering from the Polytechnic School at the University of São Paulo (USP).
Lorival Nogueira Luz Junior. Lorival Nogueira Luz Junior was the Global CEO of BRF from 2019 to 2022, after serving as CFO in 2017 and COO in 2018. He has over 17 years of experience in corporate banking and treasury acquired at Citibank and also served as Global CFO of Votorantim Cimentos, CPFL Energia and Estácio Participações, and Global Corporate Treasurer of Votorantim Industrial. He has served in the Advisory Boards of the Brazilian Association of Animal Protein and of the Industry Federation of the State of Minas Gerais (FIEMG) and is currently a member of the Board of Businesspeople of Instituto Ayrton Senna. He holds a bachelor’s degree in Business Administration from FAAP.

Todd Chapman. Mr. Chapman recently retired from the U.S. Government after over 30 years as a career diplomat in the U.S. Foreign Service. As the U.S. Ambassador to Brazil from 2020 to 2021, he advanced a broad economic, security, and environmental agenda at the sixth-largest U.S. embassy in the world and coordinated support for over 275,000 U.S. residents in Brazil. Previously, he served as U.S. Ambassador to Ecuador from 2016 to 2019, where he revitalized the bilateral relationship and attracted new U.S. investments to Ecuador. His international experience through his career in the foreign service and in the private sector includes postings in Afghanistan, Bolivia, Costa Rica, Mozambique, Nigeria, Saudi Arabia, and Taiwan. Mr. Chapman was recently admitted into the American Academy of Diplomacy in Washington D.C. He also served as Senior Advisor to Under Secretary of State for Economic Affairs Keith Krach and Principal Deputy Assistant Secretary of State at the Bureau of Political-Military Affairs of the US Department of State. He is currently a Non-Resident Fellow at Payne Institute for Public Policy and Senior Advisor (Non-Resident) at the Center for Strategic and International Studies (CSIS). Mr. Chapman holds a master’s degree from the National Intelligence University and a bachelor’s degree from Duke University. He is fluent in Spanish and Portuguese. Mr. Chapman was serving the Company as a member of the Advisory Committee.
Board Diversity Matrix

Board Diversity Matrix for Inter&Co As of the date of this Form 20-F
Country of Principal Executives Offices	Brazil
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	10
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	9	#	#
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0
Executive Officers
We have a centralized management team led by João Vitor N. Menin T. de Souza, our CEO, with broad experience in the financial services industry. The table below presents the names, age and position of our executive officers.

Name	Age	Position
João Vitor N. Menin T. de Souza	41	Chief Executive Officer
Helena Lopes Caldeira	36	Chief Financial Officer
Alexandre Riccio de Oliveira	42	Managing Director
Priscila Salles Vianna de Paula	35	Chief Marketing & Customer Experience Officer
Guilherme Ximenes de Almeida	42	Chief Technology Officer
Ray Tarick Pereira Chalub	37	Chief Operations Officer
Santiago Horacio Stel	43	Chief Strategy and Investor Relations Officer
Ana Luiza Vieira Franco Forattini	47	Chief Governance and Compliance Officer

The following is a brief summary of the business experience of our executive officers.
João Vitor N. Menin T. de Souza is the chief executive officer of Inter & Co. He holds a degree in Civil Engineering from FUMEC and an MBA in Finance from IBMEC. He joined us in 2004 and was elected to our board of directors in April 2005. Mr. Menin Teixeira de Souza became one of our executive officers in April 2008 and chief executive officer in December 2015. He has extensive experience in the financial and capital markets, having worked on and/or led our main projects for the last ten years. Furthermore, Mr. Nazareth Menin Teixeira de Souza has been a member of the Decision-Making Council of the Associação Órbi since mid-2017, a not-for-profit association whose purpose is to encourage and support Brazilian innovation and technological entrepreneurship. João Vitor N. Menin T. de Souza is the son of Rubens Menin Teixeira de Souza, chairman of our board of directors, and brother of Maria Fernanda Nazareth Menin Teixeira de Souza Maia, member of our board of directors.
Helena Lopes Caldeira is the chief financial officer of Inter & Co. Mrs. Lopes Caldeira joined Inter in 2016 and lead the business development team for a year, before moving to investor relations in 2017. In 2019, Helena became Inter's investor relations officer and in early 2020 was elected as chief financial officer. She was part of some of Inter's most important transactions such as its IPO at B3 in 2018, as well as three follow-on offerings in the following years, and key M&A deals. Formerly, Helena served as fixed income portfolio manager at Araújo Fontes (2009 - 2013) and as business development advisor at Grupo Ferreira Lopes (2014). Mrs. Lopes Caldeira holds a Bachelor's degree in Economics from Ibmec (2009), an MBA from London Business School (2016), and is certified by ANBIMA as Investment Manager (CGA).
Alexandre Riccio de Oliveira is the managing director of Inter & Co and vice president of technology, operations and finance of Banco Inter. He holds a degree in Civil Engineering from the Federal University of Minas Gerais – UFMG, and an MBA from the Kellogg School of Management, Northwestern University. He joined Inter in 2013 as the superintendent of development, was elected an executive officer in April 2015, and vice president and investor relations officer in December 2015. Before joining Inter, Mr. Riccio de Oliveira worked as a consultant at The Boston Consulting Group from 2011 until 2013, as operations manager at Gerdau Ameristeel from 2006 until 2010 and as a consultant at Falconi from 2004 until 2006. Mr. Riccio de Oliveira was previously an entrepreneur in the area of sports nutrition.
Priscila Salles Vianna de Paula is the chief marketing & customer experience officer of Inter & Co. Mrs. Salles Vianna de Paula holds a degree in Social Communications from Pontifical Catholic University of Minas Gerais and a postgraduate degree in Marketing and Business Management from Ibmec. Her professional experience includes a position in the institutional communications department in 2009 and a Marketing Analyst from 2009 until 2011 at RKM Engenharia Ltda. In 2011, she joined Inter, where she held the position of Head of Marketing from 2011 until 2016, Executive Manager of Customer Relationships and Marketing from 2016 until 2018 and Superintendent of Marketing and CRM in 2018. She was elected as an officer in 2019.
Guilherme Ximenes de Almeida is the chief technology officer of Inter & Co. Mr. Ximenes de Almeida holds a degree in Electrical Engineering from the Mauá Institute of Technology, a postgraduate degree in Financial Management from INSPER (formerly IBMEC) and received the Innovation and Entrepreneurship Advanced Project Management Certificate from Stanford University. He joined Banco Inter in 2015 as a technology manager responsible for digital products solutions. Before joining Banco Inter, he worked as a project coordinator and IT specialist at Smiles S.A. from 2012 until 2015 and at Gol Airlines from 2009 until 2012, as well as a systems consultant at Accenture from 2004 until 2009.
Ray Tarick Pereira Chalub is the chief operations officer of Inter & Co. Mr. Chalub graduated in Electronic and Telecommunications Engineering at PUC, in Belo Horizonte - MG, with an MBA in Project Management with an emphasis on IT and a Master’s in Business Administration with a focus on Innovation and Business Models. Joined Banco Inter in 2015, having been elected Officer in January 2019, responsible for Banking Account, Pix, Open Banking, Cards, Acquiring, Credit Underwriting Operations and Investment Operations.

Santiago Horacio Stel graduated in Economics from the University of Buenos Aires (2005), with an MBA from Duke University (2011), Santiago joined Inter&Co in 2022 as Chief Strategy and IR Officer. Before joining Inter, he worked 10 years at Morgan Stanley in the New York office of the Investment Banking Division advising Latin American financial institutions in M&A, debt and equity capital market raising transactions, including the IPO of Banco Inter. Prior to Morgan Stanley, he worked at Barclays Capital (2011 to 2012) and Itaú (2004 to 2009).
Ana Luiza Vieira Franco Forattini has a bachelor’s degree in law from Milton Campos College in Belo Horizonte – MG – Brazil, a Master of Laws degree (LL.M) from the University of Houston, Texas – USA (2001), with a scholarship from the Fullbright Comission – USA (2001), and management specializations from Fundação Dom Cabral (Brazil). She joined Banco Inter in October 2015 as a Superintendent, in June 2017 was appointed Chief and Legal and Administrative Officer and in 2019 was appointed to her current position as General Counsel and Chief Governance and Compliance Officer. Before joining Banco Inter and Inter&Co, she was an executive at Grupo Tarpon Investimentos, initially as a managing member of certain committees of their portfolio companies and later as head of the legal and compliance department at Omega Energia (2012 to 2014). She previously worked at Machado Meyer Advogados – Brazil (2006 to 2012), at Cescon Barrieu Advogados (2002 to 2006), and as an International Lawyer with Andrews Kurth LLP, Houston – USA (2001-2002).
The current business addresses for our executive officers is Av. Barbacena, 1,219, Santo Agostinho - Belo Horizonte, Minas Gerais, Brazil, ZIP Code 30190-131.
Family Relationships
Rubens Menin Teixeira de Souza, chairman of our board of directors, is the father of João Vitor N. Menin T. de Souza, our CEO, and Maria Fernanda Nazareth Menin Teixeira de Souza Maia, member of our board of directors. There are no other family relationships among our directors and officers named herein.
B.     Compensation
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
The members of Inter & Co board of directors are entitled to fixed compensation and to participate in our equity incentive plans (see “―Long-Term Incentive Plan,” below). Inter&Co’s executive officers are entitled to fixed and variable compensation and to participate in Inter&Co’s stock option plans. The variable compensation of Inter&Co executive officers is paid in cash as an annual bonus. Inter&Co directors may receive additional compensation for participating in committees from Inter&Co or its subsidiaries. For more information on our share-based payments see Note 33 to our Audited Financial Statements.
The individual compensation of each director and executive officer is set by our board of directors and Banco Inter’s Compensation Committee and board of directors. The aggregate compensation paid to Inter&Co executive officers and directors is set considering the current market practices and specific research conducted with respect to our industry peers, as well as the official inflation indices published by the Brazilian government with the goal of ensuring that the compensation paid remains compatible with our goals and principles.

The payment of fixed compensation to our executive officers and directors seeks to ensure stability for them, as well as to attract and retain qualified professionals that may be able to contribute with our growth and profitability. The amount of fixed compensation depends on the responsibility of each executive officer or director. The variable compensation of Inter&Co executive officers is paid based on the achievement of pre-established annual goals. This compensation aims to provide short-term interest alignment designed to incentivize the executive officers and their teams to deliver the best results possible.
For the year ended December 31, 2022 the aggregate compensation expense for the members of the board of directors and executive officers of Inter&Co for services in all capacities was R$ 29.5 million, which includes both benefits paid in kind and compensation. No variable compensation/ annual bonuses were paid in 2022 to Inter&Co directors.
As of the date of this annual report and as a result of our holding company structure, Banco Inter pays all of our director and officer compensation expenses relating to directors and officers who are also directors and officers of Banco Inter. Inter & Co pays the director and officer compensation expenses relating to directors and officers who are not directors or officers of Banco Inter.
The highest annual compensation we paid to an individual director and officer of Inter & Co in 2022 was R$ 4,410 thousand and R$ 5,964 thousand respectively. The lowest annual compensation we paid to an individual director and officer of Inter & Co in 2022 was R$ 294 thousand and R$ 1,252 thousand respectively. The average annual compensation we paid to directors and officers of Inter & Co in 2022 was R$ 819 thousand and R$ 2,244 thousand respectively.
Approximately 20.86% (equivalent to R$ 5,964 thousand) of the aggregate annual compensation we paid to Inter & Co officers in 2022 was paid to an officer who is a relative of our controlling shareholder.
Approximately 83,66% (equivalent to R$ 5,586 thousand) of the aggregate annual compensation we paid to Inter & Co directors in 2022 was paid to non-independent directors.
The above compensation amounts paid to officers include their fixed compensation, benefits and annual bonus.
Employment Agreements
None of our executive officers have entered into employment agreements with us. None of our directors have entered into service agreements with us.
Long-Term Incentive Plan
We have implemented equity incentive plans for the benefit of its executives and employees, or LTIP, for the purpose of advancing the interests of our shareholders by enhancing our ability to motivate and reward eligible executives to perform at the highest level. The LTIP includes the new 2022 Omnibus Incentive Plan approved by our shareholders on January 4, 2023, and certain other assumed legacy equity incentive plans, including Banco Inter’s former equity incentive plan, which we assumed and amended to provide for equity incentive awards with respect to our Class A common shares. The maximum number of Class A common shares available for issuance pursuant to equity incentive awards granted under the LTIP will not exceed 4% of our common shares outstanding as of the date of this annual report.
Equity incentive awards may be granted to our employees, non-employee directors, officers, consultants or other individual service providers, as well as holders of equity compensation awards granted by a company that may be acquired by us in the future.  Awards under the LTIP may be granted in the form of stock options, stock appreciation rights, restricted stock, restricted stock units (or RSUs), performance awards or other stock-based awards.  Stock options and stock appreciation rights will have an exercise price determined by the administrator that is no less than the fair market value of the underlying Class A common shares on the date of grant.

The vesting conditions for grants under the LTIP will be determined by our Board of Directors and, in the case of restricted stock and RSUs, will be set forth in the applicable award documentation. For stock options, the administrator will determine the exercise price of the option, the term of the option and the time or times at which the option may be exercised. Performance awards will be subject to performance conditions as specified by the administrator and will be settled in cash, Class A common shares (including Class A common shares in the form of Inter & Co BDRs), other awards, other property, net settlement or any combination thereof, as determined by the administrator in its discretion, following the end of the relevant performance period.
The LTIP will be administered by our Board of Directors.
Directors’ and Officers’ Insurance
We contracted civil liability insurance (D&O) with Chubb Seguros do Brasil S.A. (and others insures), with the aim of protecting our directors, who may be liable personally for acts performed in the exercise of their functions. The coverage of insurance is US$ 50 million.
C.     Board Practices
Our board of directors consists of at least three Directors and up to twelve Directors. Each director is appointed for a two-year term, unless they resign or their office is vacated earlier, in which case such term shall be extended to the date on which such successor has been appointed. Directors appointed by the board of directors hold office until the next annual general meeting. Our Articles of Association do not include a mandatory retirement age.
Our and our subsidiaries’ contracts with our directors do not provide for any benefit upon termination of employment.
Committees
Audit Committee
Our audit committee, which consists of André Guilherme Cazzaniga Maciel, Antônio Kandir and Luiz Antônio Nogueira de França assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The audit committee consists exclusively of members of our board of directors who are financially literate, and André Guilherme Cazzaniga Maciel is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that André Guilherme Cazzaniga Maciel, Antônio Kandir and Luiz Antônio Nogueira de França satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act.
The audit committee is governed by a charter that complies with Nasdaq rules and such charter is available on our website.
The audit committee is responsible for, among other things:
•The appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services.
•Pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services.
•Reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit.
•Obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and the Company consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence.

•Confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law.
•Reviewing with management, in separate meetings whenever the Audit Committee deems appropriate, any analyses or other written communications prepared by the Management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements; and other critical accounting policies and practices of the Company.
•Reviewing, in conjunction with the Chief Executive Officer and Chief Financial Officer of the Company, the Company’s disclosure controls and procedures and internal controls over financial reporting.
•Establishing procedures for the receipt, retention and handling of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
•Approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transactions policy.
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
The committee’s responsibilities also include:
•Determining the criteria for compensation of managers;
•Evaluating and proposing improvements to policies for people development, training, compensation, benefits, incentives and retention of talents;
•Evaluating and proposing improvements to the methods of recruitment and hiring adopted by Banco Inter;
•Evaluating means of monitoring the organizational climate;
•Evaluating means of cultural intervention and evolution;
•Evaluating potential candidates for positions of members of the management and key positions in Banco Inter’s subsidiaries and investees; and
•Ensuring mapping and monitoring of potential talent to ensure a succession pipeline.

ESG Committee
As further described in “Summary of Inter―Recent Developments―Banco Inter’s annual shareholders meeting,” Banco Inter shareholders implement an ESG committee. Banco Inter’s ESG Committee is responsible for assisting Banco Inter’s board of directors in defining Banco Inter’s ESG priorities and sustainability strategy, proposing ESG projects to Banco Inter’s board of directors and proposing changes to the structure and composition of management bodies and committees aiming to promote diversity in their decision-making, incorporate and maintain better governance practices.
Our corporate sustainability focus is on four macro themes:
•ESG Strategy: contemplates corporate strategies in the main business verticals, searching for ESG goal maturity level for different areas
•ESG Businesses: establishment of business and partnerships that add ESG value to our business
•ESG Reputation: engagement of internal and external stakeholders through communication channels, participation on questionnaires, stamps, indexes and initiatives and, annual report ESG releases
•Social Responsibility: practices of private social investment and corporate volunteering
Assets, indebtedness, and liquidity committee
Banco Inter’s assets, indebtedness, and liquidity committee consists of a minimum of four members elected by the board of directors of Banco Inter, with a term of up to two years each, reelection permitted. This committee assists the board of directors in issues related to, among others, Banco Inter’s exposure to market risk; the methodologies and controls related to market risk; and monitoring Banco Inter’s exposure. This committee meets at least monthly and whenever else necessary.
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
Audit committee
Banco Inter’s audit committee consists of a minimum of three members elected by the board of directors of Banco Inter, with a term of up to five years each, reelection not permitted (members can only be elected to a new term at least three years after the end of their prior term). This committee assists the board of directors in issues related to, among others, selecting, monitoring, and removing the independent auditors; monitor the quality of any of Banco Inter’s financial statements; and monitoring the effectiveness of internal compliance controls.

D.     Employees
Employees
The table below sets forth the number of employees by geographic region of Brazil as of the dates indicated:

	As of December 31,
	2022	2021	2020
Southeast	3,613	3,492	2,062
South	97	93	17
Northeast	274	285	27
Midwest	40	27	21
North	6	0	0
Total	4,030	3,897	2,127
The table below sets forth the number of employees in other countries on the dates indicated:

	As of December 31,
	2022	2021	2020
United States	28	27	—
Canada	1	—	—
Portugal	3	2	1
Total	32	29	1
The table below sets forth the number of our employees by activity as of the dates indicated:

	As of December 31,
	2022	2021	2020
Front Office	771	453	342
Back Office	3,300	1,674	1,286
Total	4,071	2,127	1,628
The table below sets forth the number of our outsourced employees by region of Brazil as of the dates indicated:

	As of December 31,
	2022	2021	2020
Southeast	1,407	1,387	639
South	67	352	278
Northeast	881	1,074	894
Midwest	0	1	1
Total	2,355	2,814	1,812

The table below sets forth the number of our outsourced employees by activity as of the dates indicated:

	As of December 31,
	2022	2021	2020
Customer Experience	1,825	2,551	1,553
Technology	132	113	105
Collection Services	361	101	90
Administrative Services	17	30	45
Marketplace	20	19	19
Total	2,355	2,814	1,812
The table below sets forth our employee turnover, calculated as the total number of dismissals and resignations divided by the total number of our direct employees, for the periods indicated:

	As of December 31,
	2022	2021	2020
Staff turnover ratio	2,3%	2.4%	3.4%
Between 2020 and 2022, our employee headcount increased 91,3% primarily due to our expansion strategy and organic growth. During the same period, we also saw a significant increase in the number of digital account holders.
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
In the three-year period ended December 31, 2022, we did not experience any work stoppages as a result of strikes and/or other employee demonstrations.
Employee Compensation
We have adopted a compensation policy that we believe is aligned with our organizational structure, as well as consistent with the practices adopted by the other financial institutions. Employees are eligible for salary increases on an annual basis, as well as bonuses used to recognize employee performance. We have also instituted a profit-sharing program for our employees, in addition to a profit-sharing program based on specific performance targets and the attainment of our institutional goals.
Our employees are also eligible to receive stock options under our stock option plan, subject to the approval of our Board of Directors. For additional information regarding our stock option plan, see “―B. Compensation—Long-Term Incentive Plan.”
Employee Benefits
We offer our employees benefits set forth in the collective bargaining agreements entered into with employee unions, as well as additional benefits, which include health insurance, dental insurance, educational scholarships and group life insurance.

E.     Share Ownership
For information on shares and any outstanding shares beneficially owned by our directors and officers and/or entities affiliated with these individuals, see “Item 7. Major Shareholders and Related Party Transactions.”
F.    Disclosure of a registrant’s action to recover erroneously awarded compensation
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
As of the date of this annual report, Inter & Co’s authorized share capital is US$50,000 divided into 20,000,000,000 shares of par value of US$0.0000025 each, of which 284,836,041 have been issued and are outstanding as Class A Shares of par value of US$0.00001 each and 117,037,105 have been issued as Class B Shares of par value of US$0.00001 each.
The following table sets forth the principal holders of Inter & Co’s issued and outstanding share capital and their respective shareholding as of the date of this annual report.

	As of the date of this annual report
	Class A	%	Class B	%
Costellis International Limited(1)	—	0.00%	117,037,105	100.00%
Hottaire International Limited(2)	16,500,000	6.00%	—	0.00%
SBLA Holdings (Cayman) LP(3)	64,506,636	23.0%	—	0.00%
Directors and Officers	3,900,018	1.00%	—	0.00%
Treasury shares	160,875	0%	—	0.00%
Others	199,214,437	70.00%	—	0.00%
Total	284,836,041	100.0%	117,037,105	100.0%

(1)    Rubens Menin Teixeira de Souza, our controlling shareholder and chairman of Inter & Co’s board of directors, owns 84.2% of Costellis International Limited and, as such, controls the manner in which Costellis International Limited votes and disposes of its shares in Inter & Co. Other shareholders of Costellis International Limited are João Vitor N. Menin T. de Souza and other members of the Menin family.
(2)    José Felipe Diniz, member of Inter & Co’s board of directors, is the individual that has all dispositive and voting control of shares owned by Hottaire International Limited.
(3)    SBLA Holdings (Cayman) LP, or SBLA Holding, ultimate parent-company is listed in the Tokyo Stock Exchange and does not have any shareholder owning more than 50% of its stock.
The following table sets forth the principal holders of Inter & Co’s of the date of this annual report:

	As of the date of this annual report
	% of Total Capital	% of Voting Capital
Costellis International Limited	29.0%	80.4%
Hottaire International Limited	4.0%	1.1%
SBLA Holdings (Cayman) LP	16.0%	4.4%
Directors and Officers	1.0%	0.0%
Treasury shares	0%	0%
Others	50.0%	13.7%
Total	100.00%	100.00%

B.    Related Party Transactions
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
Additionally, on June 18 and December 29, 2021, Banco Inter made two working capital loans to Inter DTVM with a rate lower than the other operations carried out by Banco Inter with its clients. The average rate applied on the “post-domicile” (pós domicílio) working capital loans is approximately of 0.5% per month plus CDI. The loans made between Inter DTVM and Banco Inter were set at a rate of 110% and 120% of the CDI per month. The loans matured in December 2021 and in June 2022 and were fully paid by Inter DTVM.
Other related party transactions
In addition to the loans described above, we have entered into certain other related party transactions, in the ordinary course of business, with our controlling shareholder, members of our management and immediate family members of key management personnel or companies controlled by them. For more information, see Note 34 to our Audited Financial Statements.
As of December 31, 2022, The Arena is a sports complex that is controlled by our controlling shareholder. As of December, 31, 2022, the Arena has R$52.2 million in loans from Inter.
As of December 31, 2022, Stone Pagamentos S.A. has an amount of R$117.2 million in loans from Inter. These operations refer to working capital operations. The average rate applied is approximately 0.5% per month in conjunction with 110% to 120% of the monthly CDI ("Certificado de Depósito Interbancário" or Interbank Deposit Certificate). In December 2022, Stone owned 4.20% of Inter's share capital with voting rights at the Meeting. In February 2023, Stone sold 100% of its stake in Inter, thus ceasing to be a related party. Stone Pagamentos S.A. also had the amount of R$1.2 billion, referring to the purchase of trade receivables from suppliers of the related party, characterized as "drawn risk" operations. Therefore, it is not a financial operation, loans or even financing of the related party.
As of December 31, 2022, Log Commercial Properties e Participações S.A. has an amount of R$79 thousand in loans from Inter. These operations refer to working capital operations. The average rate applied is approximately 0.5% per month in conjunction with 110% to 120% of the monthly CDI ("Certificado de Depósito Interbancário" or Interbank Deposit Certificate). They also have the amount of R$29.8 million, referring to securities to be paid to Inter which are post-fixed CDB's and LCI's, performed with rates compatible to the average of the clients, with an average term of 16 to 20 months, and average rates of 99% to 102% of CDI.
As of December 31, 2022, MRV Engenharia e Participação S/A has an amount of R$277.7 million in loans from Inter. These operations refer to the purchase of trade receivables from suppliers of the related party, characterized as "drawn risk" operations. Therefore, it is not a financial operation, loans or even financing of the related party. MRV Engenharia e Participação S/A also has the amount of R$80.1 million related to the anticipation/assignment of trade receivables of the related party, in which the risk is linked to the customers of this company.

As of December 31, 2022, Conedi Participações LTDA has a amount of R$54.3 million in loans from Inter. These operations refer to the purchase of trade receivables from suppliers of the related party, characterized as "drawn risk" operations. Therefore, it is not a financial operation, loans or even financing of the related party. Conedi Participações LTDA also has the amount of R$14.6 million related to the anticipation/assignment of trade receivables of the related party, in which the risk is linked to the customers of this company. They also have the amount of R$7.1 million, referring to securities to be paid to Inter which are post-fixed CDB's and LCI's, performed with rates compatible to the average of the clients, with an average term of 16 to 20 months, and average rates of 99% to 102% of CDI.
As of December 31, 2022, Radio Itatiaia Ltda. has a amount of R$5.6 million in loans referring to the anticipation/assignment of trade receivables of the related party, in which the risk is linked to the clients of this company.
As of December 31, 2022, Urba Desenvolvimento Urbano S.A. has a amount of R$14.2 million in loans from Inter referring to the anticipation/transfer of trade receivables from the related party, in which the risk is pegged to the customers of this company. They also has a amount of R$8.2 million, which refers to securities comprise post-fixed CDBs and LCIs, with rates compatible with the average for customers, with an average term of 16 to 20 months, and average rates of 99% to 102% of the CDI.
As of December 31, 2022, Granito Soluções em Pagamentos S.A, has the amount of R$572.1 million, referring to the purchase of trade receivables from suppliers of the related party, characterized as "drawn risk" operations. Therefore, it is not a financial operation, loans or even financing of the related party.
As of December 31, 2022, Novus Midia S.A. and ONG Movimento Bem Maior have the amounts of R$1.8 million and R$3.0 million, respectively, referring to demand deposits to be received from Inter.
Log Commercial Properties e Participações S.A., MRV Engenharia e Participação S/A, Conedi Participações LTDA, Radio Itatiaia Ltda., Urba Desenvolvimento Urbano S.A. and Novus Midia S.A. are controlled by our controlling shareholder. Our controlling shareholder is part of the key management personnel of ONG Movimento Bem Maior.
Shareholders’ Agreements
Shareholders’ Agreement with SoftBank
Inter & Co, HoldFin, Banco Inter and the majority shareholders of Inter & Co (Rubens Menin and João Vitor Menin), SoftBank Group Corp. and SBLA Holding have entered into a shareholders’ agreement, or the SoftBank Shareholders’ Agreement. Pursuant to the SoftBank Shareholders’ Agreement, SoftBank Group Corp. has the right to appoint one member of Inter & Co’s Board of Directors for as long as it beneficially holds 5% of Inter & Co’s share capital. As of the date of this annual report, SoftBank holds 16.01% of Inter & Co’s share capital. Also pursuant to the SoftBank Shareholders’ Agreement, SoftBank and the majority shareholders of Inter & Co have registration rights, pursuant to which at any time and from time to time, subject to certain conditions, SoftBank and the majority shareholders may demand that Inter & Co file a resale registration statement with the SEC to permit resales of shares owned by them.
Indemnification Agreements
We enter into indemnification agreements with our directors and executive officers. Additionally, our articles of association require us to indemnify our directors and executive officers to the fullest extent permitted by law. We also maintain civil liability insurance for the benefit of our directors and officers.
C.    Interests of Experts and Counsel
Not applicable.

ITEM 8. FINANCIAL INFORMATION
A.     Audited Financial Statements and Other Financial Information
We have included the Audited Financial Statements as part of this annual report. See our consolidated financial statements beginning at page F-1.
Legal and Administrative Proceedings
See “Item 4. Information on the Company ― B. Business Overview ― Legal and Administrative Proceedings.”
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
Certain Cayman Islands Legal Requirements Related to Dividends
Under the Companies Act and our Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information, see “Item 10. Additional Information―E. Taxation—Cayman Islands Tax Considerations.”
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
The following table shows the amount of dividends and interest on equity distributed by Banco Inter (our main operating subsidiary and, as of December 31, 2022, parent company of all of our other operating subsidiaries) for the years ended December 31, 2022, 2021 and 2020.

	For the year ended December 31,
	2022	2021	2020
Banco Inter	(R$ million)
Dividends and interest on equity	38,1	10,4	39,9

B.     Significant Changes
On January 24, 2023, we concluded the acquisition of YellowFi Mortgage LLC, a company that owns, manages and operates a mortgage lending and origination business in the states of Colorado, Florida and Georgia, and YellowFi Management LLC, a company that manages and operates the Brickell Bay Mortgage Opportunity Fund, a residential mortgage note investment fund that holds promissory notes from various investors throughout the United States.
ITEM 9. THE OFFER AND LISTING
A.    Offering and Listing Details
Our Class A common shares are listed on Nasdaq.
B.    Plan of Distribution
Not applicable.
C.    Markets
Nasdaq.
D.    Selling Shareholders
Not applicable.
E.    Dilution
Not applicable.
F.    Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION.
A.     Share Capital
Not applicable.
B.     Memorandum and Articles of Association
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
As of December 31, 2022, Inter & Co’s authorized share capital was US$50,000 divided into 20,000,000,000 shares of par value of US$0.0000025 each, of which 284,765,936 as Class A Shares of par value of US$0.0000025 each and 117,037,105 have been issued as Class B Shares of par value of US$0.0000025 each were issued and outstanding. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”
At our shareholders meeting to be held on April 28, 2023, we expect that our shareholders will approve a share capital increase and consolidation to take effect upon its implementation by our board. As a result of this change our share capital will be consolidated in a proportion of one to three (each share after the consolidation will correspond to three shares from before the consolidation) and increased, as further described below.
Our Class A common shares are listed on the Nasdaq Global Select Market, or Nasdaq, under the symbol “INTR.”
Each person owning Class A common shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the Class A common shares. Persons wishing to obtain certificates for their Class A common shares must make arrangements with DTC.
Our Class B common shares are not freely tradable and are not and will not be listed on any exchange.
The following is a summary of the material provisions of our authorized share capital and our articles of association, or our Articles of Association. We expect that our shareholders will approve certain changes to our Articles of Incorporation at our shareholders meeting to be held on April, 28, 2023. These changes will be effective from such date as our board determine to implement the share capital change (further described below). Aside from the share capital change, the changes to our Articles of Association (if approved) will not impact the summary below.
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
As of the date of this annual report, our total authorized share capital will be US$50,000, divided into 20,000,000,000 shares with a par value of US$0.0000025 each, of which:
•10,000,000,000 shares are designated as Class A common shares;
•5,000,000,000 shares are designated as Class B common shares; and
•5,000,000,000 shares are undesignated.
The authorized but unissued shares that are presently undesignated may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

At our shareholders meeting to be held on April 28, 2023, we expect that our shareholders will approve a share capital increase and consolidation, to take effect u from such date as our board determines to implement the share capital charge. As a result of this change our share capital will be consolidated in a proportion of one to three (each share after the consolidation will correspond to three shares from before the consolidation) and increased as described below (the “Share Capital Change”). This change will take effect from such date as our board determines to implement the share capital change. On that date, our total authorized share capital will be US$52,500, divided into 7,000,000,000 shares with a par value of US$0.0000075 each, of which:
• 3,500,000,000 shares will be designated as Class A common shares;
• 1,750,000,000 shares will be designated as Class B common shares; and
• 1,750,000,000 shares will be undesignated.
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
In light of: (a) the above provisions; and (b) the ten-to-one voting ratio between our Class B common shares and Class A common shares, holders of Class B common shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentration of ownership and voting power will limit or preclude your ability to influence corporate matters for the foreseeable future. For more information, see “—Preemptive or Similar Rights.”
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
Our Articles of Association provide as follows regarding the respective rights of holders of Class A common shares and Class B common shares:
•separate class consents from the holders of Class A common shares and Class B common shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares; however, the Directors may treat the two classes of shares as forming one class if they consider that both such classes would be affected in the same way by a proposal;
•the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issuance of additional Class B common shares; and the rights conferred on holders of Class B common shares shall not be deemed to be varied by the creation or issuance of additional Class A common shares; and
•the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issuance of further shares ranking pari passu therewith, by the redemption or purchase of any shares of any class us, the cancellation of authorised but unissued shares of that class or the creation or issuance of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.
As set forth in our Articles of Association, our board of directors has authority to increase or decrease the number of shares comprising any such class or series (but not below the number of shares of any class or series of shares then outstanding) without the approval of the holders of Class A common shares and Class B common shares. However, our authorised share capital may only be increased by way of an “ordinary resolution,” which is defined in the Articles of Association as being a resolution (1) of a duly constituted general meeting passed by a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote present in person or by proxy and voting at the meeting; or (2) approved in writing by all of the shareholders entitled to vote at a general meeting in one or more instruments each signed by one or more of the shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.
Conversion Rights
Each Class B common share may be converted into one Class A common share (i) upon delivery by the holder of such Class B common share of a notice to Inter & Co, at its registered office, in the form described in our Articles of Association, to effect a conversion of such Class B common share or (ii) automatically upon any transfer of such Class B common share, whether or not for value, except for certain limited transfers described in our Articles of Association. Such transfers include transfers to affiliates, one or more trustees of a trust established for the benefit of the shareholder or their affiliates, and partnerships, corporations and other entities owned or controlled by the shareholder or their affiliates, as well as to a non-affiliate transferee that agrees in writing with us to make a tender offer or exchange offer to all holders of Class A common shares, pursuant to the tag-along rights contained in the Articles of Association as described in “―Transfer of Shares―Tag Along.”
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
Preemptive or Similar Rights
The Class B common shares are entitled to maintain a proportional ownership and voting interest in the event that additional Class A common shares are issued. As such, except for certain exceptions, if we intend to issue Class A common shares, we must first make an offer to each holder of Class B common shares to issue to such holder on the same economic terms such number of Class B common shares as would ensure that the proportion in nominal value of the issued common shares held by such holder as Class B common shares, after the issuance of such Class A common shares will be as nearly as practicable equal to the proportion in nominal value of the issued common shares held by such holder as Class B common shares before the said issuance.This right to maintain a proportional ownership interest does not apply in circumstances where fractional entitlements are rounded or otherwise settled or sold at the discretion of our board of directors or the making of an offer to a holder of Class B common shares would in the view of our board of directors pose legal or practical problems in or under the laws or securities rules of any territory or the requirements of any regulatory body or stock exchange such that our board of directors considers it necessary or expedient in the interests of the Company to exclude such holder from the offer and the holders of two-thirds of the Class B common shares may consent in writing to our board of directors issuing of Class A common shares for cash without such offer being made. In addition, pursuant to our Articles of Association, preemptive rights will be deemed waived to the extent a holder of Class B common shares does not exercise such rights within the time period stated in the offer made by us to such holder of Class B common shares, which period must be at least 30 days beginning on the date the offer is deemed received by such holder.
Equal Status
Except as expressly provided in our Articles of Association, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. In the event of any: (1) merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not we are the surviving entity), (2) tender or exchange offer to acquire any Class A common shares or Class B common shares by any third party pursuant to an agreement to which we are a party, or (3) tender or exchange offer by us to acquire any Class A common shares or Class B common shares, in each such case the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration (as shall be adjusted, in the case of share or equivalent consideration, by the directors so as to account for the different economic and voting rights that exist or may exist between such consideration and the share classes) as the holders of Class B common shares, and (except as foresaid) the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares.
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
As a Cayman Islands exempted company, we are not obliged by the Companies Act to call annual general meetings; however, our Articles of Association provide that in each year Inter & Co will hold an annual general meeting of shareholders, within the first four months following the end of its fiscal year, provided that our board of directors has the discretion whether or not to hold an annual general meeting for the fiscal year 2022. For the annual general meeting of shareholders, the agenda shall be set by our board of directors and will include, among other things, the presentation of the annual accounts and the report of the directors (if any) and the aggregate compensation to be paid to its directors and officers will be subject to shareholder approval at our annual shareholders meeting.
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

A resolution put to a vote at a general meeting shall be decided on a poll. Generally speaking, an ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at a quorate general meeting and a special resolution requires the affirmative vote of at least a two-thirds majority of the votes cast by, or on behalf of, the shareholders entitled to vote who are present in person or by proxy and voting at a quorate general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Companies Act and our Articles of Association.
Pursuant to our Articles of Association, general meetings of shareholders are to be chaired by any person appointed by our board of directors, and in the event that the directors do not appoint any person, the chairman of our board of directors or in his absence the vice-chairman of the board of directors. If the chairman or vice-chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman, nor the vice-chairman, nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of Inter & Co, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.
In addition to the matters required to be approved by shareholders by Cayman Islands law, our Articles of Association provide that the following matters shall be approved by ordinary resolution (requiring the affirmative vote of a simple majority of those shareholders attending and voting in person or by proxy at a quorate general meeting), unless the Companies Act requires a special resolution (requiring the affirmative vote of at least a two-thirds majority of those shareholders attending and voting in present or by proxy at a quorate general meeting):
•acquisitions where the issuance of Inter & Co shares (including shares issued pursuant to an earn-out provisions or similar type of provision and securities that are convertible, exercisable or exchangeable for Inter & Co shares) equals 20% or more of the pre-transaction outstanding shares or aggregate voting power outstanding of Inter & Co;
•acquisitions where the issuance of Inter & Co shares (including shares issued pursuant to an earn-out provisions or similar type of provision and securities that are convertible, exercisable or exchangeable for shares) equals 5% or more of the pre-transaction outstanding shares or aggregate voting power outstanding of Inter & Co when an officer, director or shareholder who beneficially own 5% of the total outstanding Shares or voting power of Inter & Co has a 5% or greater interest in the target or assets to be acquired (or such persons collectively have a 10% or greater interest in the target or assets to be acquired);
•transactions, other than a public offering, involving the sale, issuance or potential issuance by Inter & Co of Inter & Co shares (or securities that are convertible, exercisable or exchangeable for such shares), which alone or together with sales by officers, directors or shareholders who beneficially own 5% of the total outstanding shares or voting power of Inter & Co, equals 20% or more of the shares or voting power of the Company outstanding before the sale or issuance if such sale or issue price is lower than the closing price of Inter & Co shares the trading day immediately preceding the signing of the binding agreement in relation to such sale or issue or the average of the closing price of the shares the five trading days immediately preceding the signing of the binding agreement in relation to such sale or issue;
•the issuance of Inter & Co shares (or securities that are convertible, exercisable or exchangeable for shares) that will result in a change of control of Inter & Co;
•the adoption or material amendment of any incentive plan or equity compensation arrangement by Inter & Co other than in circumstances where shareholder approval would not be necessary pursuant to Nasdaq rules; and
•a merger or spin-off involving Inter & Co, with one or more businesses or entities.

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
Changes to Capital
Pursuant to the Articles of Association, we may from time to time by ordinary resolution (requiring the affirmative vote of a simple majority of those shareholders attending and voting in person or by proxy at a quorate general meeting):
•increase our authorized share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;
•consolidate and divide all or any of our share capital into shares of a larger amount than its existing shares;
•convert all or any of our paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;
•subdivide our existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or
•cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.
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
In addition, subject to the provisions of the Companies Act and our Articles of Association, we may:
•issue shares on terms that they are to be redeemed or are liable to be redeemed;
•purchase our own shares (including any redeemable shares); and
•make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of our own capital.
Transfer of Shares
Class A common shares
Subject to any applicable restrictions set forth in the Articles of Association or applicable law, any of our shareholders may transfer all or any of his or her Class A common shares by an instrument of transfer in the usual or common form or in the form prescribed by Nasdaq or any other form approved by our board of directors.
The Class A common shares are traded on Nasdaq in book-entry form and may be transferred in accordance with our Articles of Association and Nasdaq’s rules and regulations.

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
Tag-along
Our Articles of Association provide that, subject to certain exceptions, if, in one or a series of transactions, (i) the controlling shareholder transfers Common Shares (as defined in our Articles of Association) representing our Voting Control (as defined in our Articles of Association) to a person or group of persons acting in concert, or (ii) the controlling shareholder transfers all or part of its Common Shares to a person or group of persons acting in concert and such a person or group of persons obtain Voting Control within 12 months from the acquisition of the controlling shareholder’s Common Shares or from the receipt of payment by the controlling shareholder (such person or group of persons acting in concert described in (i) or (ii), the “new controlling shareholder”), then the new controlling shareholder shall make a tender offer or exchange offer (the “Offer”) to all holders of Class A common shares, pursuant to which the holders of Class A common shares shall have the right to elect to receive a price for each Class A common share equivalent to the weighted average price per share paid by the new controlling shareholder for the acquisition of Common Shares from the controlling shareholder during the 12-month period prior to the acquisition of Voting Control by the new controlling shareholder.
The new controlling shareholder shall commence the Offer within 30 days after the consummation acquisition of Voting Control; provided that if any filing with or approval by the SEC or other securities regulator or stock exchange is required under any applicable law in connection with such Offer, the new controlling shareholder shall make such applicable filings or seek such approval within 30 days after acquisition of Voting Control of the Company and procure that the Offer is commenced as soon as reasonably practicable thereafter.
Notwithstanding anything to the contrary herein, the obligation to make an Offer shall not apply:
•if the transfer of Voting Control or the transfer of all or part of the controlling shareholder’s Common Shares occurs as a result of (i) a public offering, (ii) a business combination, (iii) a tender offer or exchange offer conducted by a third party and addressed to all holders of Class A common shares, or (iv) open market transactions at the stock exchange;
•in connection with any transfer to Affiliates, heirs or successors of the controlling shareholder;
•in connection with any transfer to one or more trustees of a trust established for the benefit of the controlling shareholder or an affiliate of the controlling shareholder;
•in connection with any transfer to a partnership, corporation or other entity exclusively owned or controlled by the controlling shareholder or an affiliate of the controlling shareholder; or
•in connection with any transfer to organizations that are exempt from taxation under Section 501(3)(c) of the United States Internal Revenue Code of 1986, as amended (or any successor thereto).
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

Dividends and Capitalization of Profits
We have not adopted a dividend policy with respect to payments of any future dividend. Our Board has decided that it is not necessary a dividend policy because all of our dividend rules are in our Articles of Association Subject to the Companies Act, our shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to us. Except as otherwise provided by the rights attached to shares and our Articles of Association, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); in each case other than: (1) any other share class with preference over Class A common shares and Class B common shares eventually created, and (2) the partial payment of dividends to shares that are not fully paid up (as to par value).
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
Appointment, Disqualification and Removal of Directors
We are managed by our board of directors. Our Articles of Association provide that the board of directors will be composed of such number of directors as a majority of directors in office may determine, provided that unless otherwise determined by our shareholders by special resolution, our board of directors shall consist of at least three and up to twelve directors. Our Articles of Association do not include a mandatory retirement age. Our Articles of Association also allow additional directors to be appointed through ordinary resolution. Our Articles of Association provide that our board of directors must include at least 20% of the total number of directors or two directors (whichever is greater) which are independent directors.
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
We may also enter into agreements with one or more shareholders granting them the right to appoint and remove one or more directors on such terms as our board of directors may determine from time to time, and such directors may only be removed in accordance with the terms of such agreements and as otherwise set out in our Articles of Association.
For more information about the composition of our board of directors, including which directors are considered “independent” as that term is defined under Rule 10A-3 under the Exchange Act and Nasdaq rules applicable to audit committees, see “Item 6. Directors, Senior Management and Employees ― A. Directors and Senior Management ―Board of Directors” and “Item 6. Directors, Senior Management and Employees ― C. Board Practices—Committees―Audit Committee.”

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
Inspection of Books and Records
Holders of our shares have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or our corporate records. However, our board of directors may determine from time to time whether and to what extent our accounting records and books shall be open to inspection by shareholders. Notwithstanding the above, our Articles of Association provide that the Company's annual accounts shall be presented at each annual general meeting.
Register of Members
Our Class A common shares are held through DTC, and DTC or Cede & Co., as nominee for DTC, will be recorded in the shareholders’ register as the holder of Class A common shares.
Under Cayman Islands law, we must keep a register of members that includes:
•the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;
•whether voting rights attach to the shares in issue;
•the date on which the name of any person was entered on the register as a member; and
•the date on which any person ceased to be a member.

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
Exempted Company
We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Where the proposed activities of a company are to be carried out mainly outside of the Cayman Islands, the registrant can apply for registration as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:
•an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
•an exempted company’s register of shareholders is not open to inspection;
•an exempted company does not have to hold an annual general meeting;
•an exempted company may issue shares with no par value;
•an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•an exempted company may register as a limited duration company; and
•an exempted company may register as a segregated portfolio company.
“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).
We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this annual report, we currently intend to comply with Nasdaq rules in lieu of following home country practice.

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
Two Classes of Common Shares
Our Class B common shares are entitled to 10 votes per share, while the Class A common shares are entitled to one vote per share. Since our controlling shareholder owns all of the Class B common shares, they have the ability to elect a majority of the directors and to determine the outcome of most matters submitted for a vote of shareholders. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial.
So long as the controlling shareholder has the ability to determine the outcome of most matters submitted to a vote of shareholders as well as our overall management and direction, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the appointment of directors. As a result, the fact that we have two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell Class A common shares at a premium over prevailing market prices and make it more difficult to replace our directors and management.
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
Restricted Shares
Except as disclosed under “Item 7. Major Shareholders and Related Party Transactions―B. Related Party Transactions―Shareholders’ Agreements,” no shareholders of Inter & Co have formal registration rights. Holders of restricted or control shares, entities controlled by them or their permitted transferees will be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC.
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

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.
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

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies, in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved if a shareholder scheme, by shareholders representing three-fourths in value of each class of shareholders with whom the arrangement is to be made and, if a creditor scheme, by a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:
•we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;
•the shareholders have been fairly represented at the meeting in question;
•the arrangement is such as a businessman would reasonably approve; and
•the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”
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
Shareholders’ Suits
Maples and Calder (Cayman) LLP, our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:
•a company is acting or proposing to act illegally or beyond the scope of its authority;
•the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; and
•those who control the company are perpetrating a “fraud on the minority.”
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
Under our Articles of Association, a director must disclose the nature and extent of his interest in any contract or arrangement, and following such disclosure, such director may be a party to or otherwise interested in any transaction or arrangement with us or in which we are otherwise interested but may not vote in respect of any such transaction or arrangement and shall not be counted in the quorum at such meeting.
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

Directors’ Fiduciary Duties
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not improperly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. With respect to the duty of directors to avoid conflicts of interest, our Articles of Association vary from the applicable provisions of Cayman Islands law mentioned above by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure , such director may be party to or otherwise interested in any transaction or arrangement with us or in which we are otherwise interested but may not vote in respect of any transaction or arrangement and shall not be counted in the quorum at the meeting.
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
A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following such disclosure , a director may be a party to or otherwise interested in any transaction or arrangement with us or in which we are otherwise interested but may not vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at such the meeting.

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

Dissolution; Winding Up
Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution (requiring the affirmative vote on a poll of at least a two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting) of its members or, if the company resolves by ordinary resolution (requiring the affirmative vote of a simple majority of those shareholders attending and voting in person or by proxy at a quorate general meeting) that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.
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
C.    Material Contracts
Except as otherwise described in this annual report on Form 20-F, we have not entered into any material contracts other than in the ordinary course of business.
D.    Exchange Controls
The Cayman Islands currently has no exchange control restrictions.
In Brazil, the right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation, which generally requires, among other things, that the relevant investments have been registered with the Central Bank. Additionally, financial institutions, such as Banco Inter, are subject to additional regulation which may restrict their ability to pay dividends or make other payments (such as capital adequacy guidelines) and may be subject to temporary restrictions on distributing dividends. For more information, see “Regulatory Matters” and “Item 3. Key Information―D. Risk Factors―Risks Related to our Common Shares―Our holding company structure makes us dependent on the operations of our subsidiaries, which may impact our ability to pay any cash dividends in the foreseeable future.”
E.    Taxation
The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Class A common shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Cayman Islands and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and on the United States and regulations thereunder as of the date hereof, which are subject to change.
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
The Tax Concessions Law Undertaking As To Tax Concessions
In accordance with the Tax Concessions Law the following undertaking is hereby given to the Issuer. “the Company”:
(a)That no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and
(b)In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable
(i)on or in respect of the shares debentures or other obligations of the Company; or
(ii)by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Law.
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
Taxation of Dividends
Subject to the discussion below under “— Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to our shares that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you actually or constructively receive the dividend and will not be eligible for the dividends- received deduction allowed to corporations under the Code.
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
Subject to certain exceptions for short-term positions, the U.S. dollar amount of dividends received by an individual with respect to the shares will be subject to taxation at a preferential rate if the dividends give rise to “qualified dividend income.” Dividends paid on the shares will be treated as qualified dividends if:
•the shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and
•we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC”.

Our Class A common shares are listed on Nasdaq, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our Audited Financial Statements, our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not believe that we were treated as a PFIC for U.S. federal income tax purposes with respect to our 2022 and 2021 taxable years and we do not anticipate becoming a PFIC for our current taxable year or in the reasonably foreseeable future. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.
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
Passive Foreign Investment Company Status
Special U.S. tax rules apply to non-U.S. companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if, taking into account our proportionate share of the income and assets of our subsidiaries under applicable “look-through” rules, either
•75 percent or more of our gross income for the taxable year is passive income; or
•50 percent or more of the value of our assets (generally determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income.
For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income. An exception to these rules applies for certain income derived in the active conduct of a banking business, or the Active Banking Exception.

Based on our Audited Financial Statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not believe that we were a PFIC in 2022 or 2021 and we do not anticipate that we will be treated as a PFIC for the current taxable year or in the reasonably foreseeable future. However, the determination whether we are a PFIC must be made annually after the close of each taxable year and based on the facts and circumstances at that time, such as the valuation of our assets, including goodwill and other intangible assets, which may depend on the value of our Class A common shares and BDRs at the time and can be expected to vary over time. In addition, although we consider ourselves to be actively engaged in an active business, certain of our income may be treated as passive income, unless it is eligible for the Active Banking Exception, and related assets may be considered passive assets unless the Active Banking Exception applies. We believe that the Active Banking Exception, as interpreted by Treasury regulations, including the Proposed Regulations, should apply to treat such income and related assets as active, but such treatment is not certain. Moreover, while the Proposed Regulations permit taxpayers to rely on them, it is possible that the U.S. Department of the Treasury, or Treasury Department, will not follow the approach of the Proposed Regulations when issuing final regulations, in which case the Active Banking Exception might not apply to our income and it is possible that we could be treated as a PFIC. Accordingly, there can be no assurance that Inter & Co or Banco Inter will not be treated as a PFIC for any taxable year.
If we are classified as a PFIC, and you do not make a mark-to-market election, as described below, you will be subject to a special tax at ordinary income tax rates on “excess distributions,” by us and gain that you recognize on the sale of your Class A common shares. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period you hold your Class A common shares.
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
If we are a PFIC and we have any direct, and in certain circumstances, indirect subsidiaries that are PFICs (each a “Subsidiary PFIC”), a U.S. Holder will be treated as owning its pro rata share of the stock of each such Subsidiary PFIC and will be subject to the PFIC rules with respect to each such Subsidiary PFIC.
You can avoid the unfavorable rules described in the preceding paragraphs by electing to mark your Class A common shares to market, provided the Class A common shares are considered “marketable.” The Class A common shares will be marketable if they are regularly traded on certain qualifying U.S. stock exchanges, including Nasdaq, or on a foreign stock exchange that meets certain requirements. If you make this mark-to-market election, you will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of your Class A common shares at the end of your taxable year over your basis in those Class A common shares. If at the end of your taxable year, your basis in the Class A common shares exceeds their fair market value, you will be entitled to deduct the excess as an ordinary loss, but only to the extent of your net mark-to-market gains from previous years. Your adjusted tax basis in the Class A common shares will be adjusted to reflect any income or loss recognized under these rules. In addition, any gain you recognize upon the sale of your Class A common shares will be taxed as ordinary income in the year of sale and any loss will be treated as an ordinary loss to the extent of your net mark-to-market gains from previous years. The Class A common shares will be considered to be regularly traded (i) during the current calendar year if they are traded, other than in de minimis quantities, on at least 1/6 of the days remaining in the quarter in which the offering occurs, and on at least 15 days during each remaining quarter of the calendar year; and (ii) during any other calendar year if they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be marketable.

A mark-to-market election, as described above, generally cannot be made for any Subsidiary PFICs. Consequently, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by Inter & Co that are treated as Subsidiary PFICs for U.S. federal income tax purposes.
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
Foreign Financial Asset Reporting.
Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.
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
Foreign Account Tax Compliance Act
Under sections 1471 through 1474 of the Code, Treasury regulations promulgated thereunder, intergovernmental agreements entered into between the United States and other countries and implementing laws in respect of the foregoing (often referred to as the “Foreign Account Tax Compliance Act” or “FATCA”), investors in our Class A common shares may be required to provide substantial information regarding their identities as well of that of their direct and indirect owners and this information may be reported to the IRS or other relevant tax authorities. In addition, it is possible that “passthru payments,” as defined under FATCA, on our Class A common shares may be subject to a withholding tax of 30%. Treasury regulations implementing this rule have not yet been adopted or proposed and the IRS has indicated that any such Treasury regulations would not be effective for payments made prior to two years after the date on which final Treasury regulations on this issue are published. Holders of our Class A common shares should consult their own tax advisors to obtain a more detailed explanation of FATCA and to learn how FATCA might affect each holder in its particular circumstances.

F.    Dividends and Paying Agents
Not applicable.
G.    Statement by Experts
Not applicable.
H.    Documents on Display
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
I.    Subsidiary Information
See note 4 to our Audited Financial Statements for a description of the Company’s subsidiaries.
J.    Annual Report to Security Holders
Not applicable.
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
Our financial risk management covers credit, market, liquidity and operational risks. Risk management activities are carried out by specific and specialized structures, according to policies, strategies and processes described for each of these risks with the objective of identifying and measuring possible impacts and solutions and ensuring the continuity and the quality of our business. Our model includes:
•segregation of function;
•specific structure for risk management;
•defined management process;
•decisions at various hierarchical levels;
•clear norms and competence structure;
•defined limits and margins; and
•reference to best management practices.

Our risk management practices are designed to be in line with the recommendations of Pillar III of the Basel Committee for both qualitative and quantitative aspects.
Credit Risk
The definition of credit risk includes, among others:
•Counterparty risk: possibility of a failure, by a given counterparty, to honor obligations regarding the settlement of transactions involving the trading of financial assets, including those related to the settlement of derivative financial instruments.
•Principal risk: possibility of disbursements to honor sureties, guarantees, co-obligations, credit commitments, or other such operations of a similar nature.
•Risk of intermediary: possibility of losses associated with a failure to comply with agreed financial obligations by an intermediary or a party to a covenant for loans and advances to clients.
•Concentration risk: possibility of credit losses arising from significant exposure to a borrower or counterparty, a risk factor, a group of borrowers or counterparties related through common characteristics.
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
Sensitivity Analysis/Stress Test
We perform the sensitivity analysis by market risk factors considered relevant. The largest losses, by risk factor, in each of the scenarios were presented with an impact on profit or loss, providing a view of our exposure by risk factor in exceptional scenarios. The following table presents the estimated impact of three possible scenarios on the fair value of our market risk exposures:
•Scenario I: Probable situation which reflects the perception of our management in relation to the scenario with the highest probability of occurrence considering macroeconomic factors and market information observed in the period. Premise used: Increase or decrease of 1 basis point in the rates of each risk factor – the numbers presented represent the largest loss per risk factor and do not consider correlation.

•Scenario II: Projects a possible variation of 25 percent in the rates of each risk factor. The numbers presented represent the largest loss per risk factor and do not consider correlation.
•Scenario III: Project a remote variation of 50 percent in the rates of each risk factor. The numbers presented represent the largest loss per risk factor and do not consider correlation.

		As of December 31, 2022
Banking and Trading Portfolios		Scenarios
Risk factors	Risk of Variation in:	Variation Rate Scenario I	Scenario I	Variation Rate Scenario II	Scenario II	Variation Rate Scenario III	Scenario III
		(in R$ millions)
IPCA Coupon	Price index coupons	increase	3.085	increase	-421.495	increase	-784.028
IGP-M Coupon	Price index coupons	increase	-21	increase	-2.949	increase	-5.542
Fixed	Fixed interest rates	decrease	-470	decrease	-162.809	decrease	-338.073
TR Coupon	Interest rate coupons	increase	-850	increase	-188.954	increase	-334.415
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.    Debt Securities
Not applicable.
B.    Warrants and Rights
Not applicable.
C.    Other Securities
Not applicable.
D.    American Depositary Shares
Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
A.    Disclosure Controls and Procedures
The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective as a result of the material weaknesses discussed below.
B.    Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.
Our management, with participation of the chief executive officer and chief financial officer, under the oversight of our board of directors, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013), or COSO 2013. Based on this assessment, management believes that, as of December 31, 2022, our internal control over financial reporting was not effective based on those criteria.

The material weaknesses identified relate to: Management has identified material weaknesses relating to (i) lack of controls over accounting reconciliations and manual entries, (ii) lack of a process for identification of significant disclosures, including market and credit risks and income tax reconciliation, (iii) ineffective design, implementation and operation of controls within mergers and acquisitions processes, (iv) insufficient controls for the identification, review and disclosure of related parties transactions, (v) ineffective controls of general information technology controls, or GITCs, in the areas of change management, user identity and access management processes, including segregation of duties, and (vi) insufficient controls over the data base used in the calculation of provisions for credit losses as a result of manual entries . We plan to adopt measures that will improve our internal controls over financial reporting, but we cannot assure you that our efforts will be effective. These material weaknesses did not result in a material misstatement in our consolidated financial statements as of and for the year ended December 31, 2022. See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business—We have identified material weaknesses in our internal controls over financial reporting. If we are unable to remedy these material weaknesses or fail to establish and maintain a proper and effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements, our results of operations and our ability to operate our business or comply with applicable regulations may be adversely affected.”
Remediation Plan for Material Weaknesses in Internal Control over Financial Reporting
In 2023, we are working to remediate the material weaknesses in our identification, design and execution of certain controls on our business and financial reporting processes and systems related to the information produced by us that supports underlying data used in the execution of internal controls to address the requirements of the COSO 2013 criteria. We expect to remediate some of these material weaknesses in 2023.
Our management has developed a remediation plan that includes, but is not limited to, (i) assessing the processes and controls over review of manual journal entries, (ii) seeking to automate, where possible and practical, the entry posting process and (iii) improving the segregation of duties in connection therewith. Based on the results of our assessment, we intend to undertake such additional measures as deemed necessary, including enhancing the design of the manual journal entry process to better enable the complete and proper review of manual journal entries, including the supporting documentation.
While the foregoing measures are intended to effectively remediate the material weakness relating to the review of manual journal entries, it is possible that additional remediation steps will be necessary. As we continue to evaluate and implement our plan to remediate the material weakness, management may decide to take additional measures to address the material weakness or modify the remediation steps described above.
C.    Attestation Report of the Registered Public Accounting Firm
This annual report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.
D.    Changes in Internal Control Over Financial Reporting
There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. RESERVED
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our audit committee is composed by André Guilherme Cazzaniga Maciel, Antônio Kandir and Luiz Antônio Nogueira de França. The audit committee is composed exclusively of members of our board of directors who are financially literate, and André Guilherme Cazzaniga Maciel is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that André Guilherme Cazzaniga Maciel, Antônio Kandir and Luiz Antônio Nogueira de França satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act. For more information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Audit Committee.”

ITEM 16B. CODE OF ETHICS
Inter&Co has adopted a code of ethics applicable to its board of directors, employees, shareholders, suppliers, business partners and service providers, which covers a broad range of matters, including the handling of conflicts of interest, personal relationships, confidentiality, preventing money laundering, preventing fraud, bribery and corruption, gifts and facilities and other corporate policies, such as insider trading and equal opportunity and non-discrimination standards. We have all of our employees and directors review our code of ethics when they start their employment or are elected, as applicable. We also inform each of our employees of any changes to our code of ethics. With the objective of having all of our employees be familiar with our code of ethics, we organize training sessions with respect to our code of ethics for our employees every 12 months and have them take a test which requires the employee to get 70% of the questions correct in order to pass.
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
In 2022, we have not received tips regarding corruption on our whistleblower channel.
We use a system with three integrated principles to act ethically and integrally. The first principle, prevent, assists in the training of the personnel involved in the company and in the resolution of possible risks to our code of ethics in advance by utilizing the compliance risk assessments, code of conduct and compliance policies, and communication and training systems. Further, the detect principle is guided by three integrated systems of third-party due diligence, monitoring and testing, and ethics channel that actively search for possible inadequacies. Finally, we have the respond principle, where through reports, nonconformity management and internal investigations we can respond and resolve the problems with efficiency. In each one of those principles, we have some activities, that need to be done to achieve the completeness of those principles. To summarize it, we have the following mandala:
Through the strong foundation that we have built through this system we enable an environment that respects all the people, and we believe in our efficiency and ability to solve problems related to such topics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2022 and 2021. Our independent registered public accounting firm was KPMG Auditores Independentes Ltda for the years ended December 31, 2022 and 2021.

	2022	2021
	(R$ thousand)	(R$ thousand)
Audit fees	2,421	1,758
Audit-related fees	77	352
Tax fees	164	138
Total	2,662	2,248
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
In March 2023, we, in satisfaction of our obligations upon exercise of outstanding put options issued to former Inter Payments shareholders in connection with the Inter Payments acquisition, acquired a total of 160,875 of our Class A common shares for an average price of US$19.65 per share (equivalent to R$102.54 per share based on the selling exchange rate of R$5.2177 in effect as of December 31, 2022 as published by the Central Bank).
Neither we nor any of our affiliated purchasers have made any repurchase of our Class A common shares in 2022.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
Cayman Islands law restricts transactions between a company and its directors unless there are provisions in such company’s articles of association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors’ duties of care and skill and fiduciary duties to the companies which they serve. Under our Articles of Association, a director must disclose any direct or indirect interest in any transaction or arrangement with us, and following such disclosure, such director may be a party to or otherwise interested in any transaction or arrangement with us or in which we are otherwise interested but may not vote in respect of any such transaction or arrangement and shall be counted in the quorum at such meeting.
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
Foreign Private Issuer Status
Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:
•the majority independent director requirement under Section 5605(b)(1) of Nasdaq listing rules.
•the requirement under Section 5605(d) of Nasdaq listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation.
•the requirement under Section 5605(e) of Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors.
Cayman Islands law does not impose a requirement that the board consist of a majority of independent directors or that such independent directors meet regularly without other members present. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.
Controlled Company Exception
Our controlling shareholder beneficially owns all of our Class B common shares, representing a majority of the voting power of our then-outstanding share capital. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company.”

As a “controlled company,” we may elect not to comply with certain corporate governance standards, including the requirements that:
•A majority of our board of directors consist of independent directors.
•Our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.
•Our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.
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
In addition, pursuant to Law No. 4,595 and Resolution No. 4,970, enacted by the CMN on November 25, 2021 (“Resolution No. 4,970/2021”), the authorization of the Central Bank is required for us to operate as a multi-service bank, which has been granted to us pursuant to Official Letter No. DEORF/GTBHO-2008/1950, dated March 27, 2008.
Major regulatory agencies in Brazil
The National Financial System is comprised of supervisory and regulatory bodies that are responsible for the regulation and supervision of financial institutions. Given the activities that we perform, we are subject to oversight by the following main regulatory agencies:
CMN
The CMN oversees the Brazilian monetary, credit, budgetary, fiscal and public debt policies. It is comprised of the president of the Central Bank, the Special Secretary of Finance of the Ministry of Economy and the Minister of Economy. Pursuant to the provisions of Law No. 4,595, the CMN is the highest regulatory agency of the National Financial System and is authorized to establish guidelines applicable to financial institutions and regulate the credit operations of Brazilian financial institutions and the Brazilian currency. The CMN also has the authority to supervise Brazilian gold and foreign currency reserves, determine Brazilian policies for savings and investments, and govern Brazilian capital markets for the purpose of fostering the country’s economic and social development. In this regard, the CMN also oversees the activities carried out by the Central Bank and the CVM.

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
Brazilian Security Exchange Commission - CVM
The CVM is an autonomous government body subject to a special regime that is linked to the Ministry of Economy under the terms of Law No. 6,385, of December 7, 1976, as amended (“Capital Markets Law”). It has independent administrative authority over all Brazilian territory, is its own legal entity, and has its own assets. It is responsible for implementing the CMN’s securities market policies, and has the power to regulate, develop, control and inspect the securities market in strict compliance with the Capital Markets Law and Brazilian Corporation Law.
National Council of Private Insurance - CNSP
CNSP is the body responsible for establishing guidelines and standards for private insurance policies. It is chaired by the Minister of Treasury, by the Superintendent of SUSEP, and is comprised of representatives from the Ministry of Labor and Social Security and Welfare, SUSEP, the Central Bank and CVM.
Superintendence of Private Insurance - SUSEP
SUSEP is an autonomous government body responsible for controlling and inspecting the Brazilian insurance, open-end private pension fund, savings bonds and reinsurance markets. It is an autonomous government agency and is linked to the Ministry of the Economy.
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
Regulation of Full-Service Banks
Full-service banks (such as Banco Inter) are financial institutions (public or private) that carry out active, passive and ancillary financial activities through the following portfolios: commercial, investment and/or development (the latter solely applicable to public institutions), real estate credit, credit, finance and investment, and leasing. Transactions carried out by full-service banks are subject to the same rules applicable to the institutions that carry out the activities within one single portfolio. Full-service banks must be incorporated as corporations and with at least 2 portfolios, and one of which must be the commercial or investment portfolio.

Regulation of Securities Brokerage Firms
Securities trading in stock exchange markets shall be carried out exclusively by DTVMs (such as Inter DTVM Ltda.), CTVMs and certain other authorized institutions. DTVMs, or securities distributors (distribuidoras de títulos e valores mobiliários) and CTVMS, or securities brokers (corretoras de títulos e valores mobiliários) are regulated by CMN Resolution No. 5,008/22. With Central Bank and CVM’s joint decision No. 17, of March 2, 2009, which authorized securities distributors to operate directly in the environments and trading systems of organized stock exchange markets, the main difference between securities brokers and securities distributors was extinguished, and such institutions are today allowed to virtually perform the same type of activities.
In this regard, both CMN Resolution No. 5,008/22 and CMN Resolution No. 1,655/89 allow brokerage firms to carry out, among others, the following activities: (1) trading in stock exchanges; (2) managing investment portfolios; and (3) providing custody services. More recently, on November 27, 2020, the CMN issued Resolution No. 4,871, which amended CMN Resolution No. 1,120/86 and CMN Resolution No. 1655/89 in order to allow DTVMs and CTVMs to; and also (4) issue electronic currency.
Regulation of electronic payments and the Brazilian Payments System (SPB)
The CMN and the Central Bank govern and monitor the institutions that participate in the Brazilian payments system, which includes payment institutions and payment arrangements. Law No. 12,865 establishes the main legal framework for the electronic payments sector, providing regulations for the companies currently operating: (1) in the e-money market, in the issuance of prepaid cards, credit cards, and other prepaid payment instruments; and (2) in the acquiring market, in the process and settle of electronical transactions made by prepaid accounts owners or bearers of prepaid cards and/or credit card. Such companies are collectively referred to as “payment institutions.” Additionally, Law No. 12,865 establishes principles for payment arrangements, payment arrangement settlors and payment institutions, which became part of the SPB.
The current regulations issued by the CMN and Central Bank, (1) limit the activities developed by each type of payment institution, providing a more narrow definition of each activity; (2) establish the main criteria and procedures for obtaining prior approval from the Central Bank for the establishment and operation of payment institutions and payment arrangements (including volume criteria, in some cases), as well as for the cancellation of an authorization, change of control, and corporate restructuring; (3) establish the conditions for holding management positions and the minimum capital requirements for the payment institutions; (4) regulate payment accounts, requiring that payment institutions identify the account holders and the form of allocating the funds deposited (aiming to preserve the amount and liquidity of the e-money balances maintained in the accounts); (5) regulate the provision of payment services to those that fall under the category of SPB payment arrangements, and established the criteria according to which a particular payment arrangement would not be part of the SPB; and (6) establish rules regarding risk management, minimum capital requirements and the governance of payment institutions.
Instant Payment System (SPI) and Instant Payment Arrangement (PIX)
The Central Bank has sought to develop an efficient, competitive, centralized, and secure instant payment system, where the user is guaranteed to make payments and transfers in real time, seven days a week and 24 hour a day. Central Bank’s main concerns was to ensure the participation of Brazilian main traditional institutions on such instant payment system, and open it to certain types of payment service providers that could comply with the minimum operational and security requirements needed to enable Brazilian’s end users to make instant payments.
On December 21, 2018, the Central Bank published the Communication No. 32.927, which disclosed the fundamental requirements for the creation of the Brazilian instantaneous payment ecosystem.

On February 18, 2020, the Central Bank published Circular No. 3.985, which among other aspects, established the provisions related to the modalities and the participation criteria for the arrangement of instant payments and in the Instant Payment System (SPI) and the Central Bank’s Instant Payment System. The rule stated that all financial and payment institutions with a license to operate granted by the Central Bank and with more than 500.000 active client accounts (including current, savings and payment accounts) must participate in SPI and Central Bank Instant Payment Arrangements. Central Bank Circular No. 3,985 came into force on March 2, 2020.
Also, through the enactment of Central Bank Resolution No. 1, dated August 12, 2020, which revoked Central Bank Circular No. 3,985, the Central Bank instituted and regulated, among other aspects, the arrangement for instant payments (PIX) and SPI, comprising the instant payment, which is the electronic transfer of funds in which the transmission of the availability of funds to the recipient user occurs in real time and whose service is available 24 hours a day, seven days a week and every day in the year. Transfers take place directly from the paying user’s account to the receiving user’s account, without the need for intermediaries, which leads to lower transaction costs. On April 1, 2022, Central Bank Resolution No. 195, of March 3, 2022, revoked Central Bank Circular No. 4,027, dated June 12, 2020 and other ancillary rules, in order to consolidate the regulation related to the Instant Payment System (SPI) and Instant Payment Accounts in a single rule.
The PIX adhesion process is currently regulated by the Central Bank Normative Instruction No. 291, of July 29, 2022. The adhesion process is composed of three steps: (1) registration; (2) homologation; and (3) restricted operation. The effective full participation in PIX only begins after this last step. Furthermore, the procedures to become a direct participant of the Instant Payment System (SPI) and maintain an Instant Payment Account with the Central Bank are regulated by Central Bank Normative Instruction No. 243, dated March 16, 2022.
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
•Financial institutions may not operate in Brazil without the prior approval of the Central Bank.
•A Brazilian financial institution cannot hold a direct or indirect ownership interest in any company, whether located in Brazil or abroad, without the prior authorization of the Central Bank. Furthermore, the business purpose of the company in which the financial institution invests should be supplemental or ancillary to the activities performed by the financial institution. This prior approval is not required with regard to (1) ownership interest in investment portfolios by investment banks, development banks, development agencies, and full-service banks with investment or development portfolios; and (2) temporary ownership interests in companies headquartered in Brazil that are not recorded as permanent assets and are not consolidated in accordance with regulations then in effect;

•Financial institutions must disclose the members of their controlling group, which should be a person or group of persons bound by a voting agreement or under common control, holding rights corresponding to the majority of the voting shares of a corporation (sociedade anônima) or 75% of the capital stock of a limited liability company (sociedade limitada);
•Financial institutions must also submit for approval by the Central Bank the admission of a shareholder/quotaholder with a qualified participation, which is defined as a direct or indirect interest held by individuals or legal entities, equivalent to 15% or more of the shares/quotas representing the institution’s total capital stock. Financial institutions must also indicate the respective ownership interests, and include statements authorizing the Central Bank to access relevant information stored in any public or private record system. The Brazilian Federal Revenue Office must provide the Central Bank with a copy of the income tax return, declaration of assets and rights, and debts and liens for the past three fiscal years. The Central Bank may also request additional information and documents it deems necessary, including information regarding the origin of the funds and the reputation of the incoming shareholder/quotaholder. It is worth noting that, on July 1, 2022, CMN Resolution No. 4,970, issued on November 25, 2021, came into force and replace the current key rules governing authorization processes relating to financial institutions. Among other things (as further detailed below), this rule will replace the current definition of holder of qualified equity stakes, which will be defined as the individual or legal entity that, not being a controlling shareholder/quotaholder of the relevant financial institution, (1) holds a direct equity stake equal to or higher than 15% (fifteen percent) or more of the financial institution’s voting capital stock (2) holds a direct equity stake equal to or higher than 10% (ten percent) or more of the financial institution’s total capital stock, when such equity stake does not relate exclusively to the institution’s voting capital stock; (3) has the corporate control of a legal entity that holds the equity stake mentioned in (1) or (2) above; or (4) holds the equity stake mentioned in (1) or (2) above in the entity that controls the financial institution;
•Brazilian financial institutions must submit for prior approval by the Central Bank the corporate documents governing their organization and operation, including, but not limited to, documents related to capital increases; transfer of headquarters; opening, transfer or closing of branches (either in Brazil or abroad); election of members of statutory bodies; and any corporate restructuring or change in the composition of the controlling shareholder/quotaholder;
•Brazilian financial institutions must comply with minimum capital requirements and reserve requirements, in addition to certain operational limits;
•Brazilian financial institutions must maintain sufficient capital reserves to absorb unexpected losses, according to the rules proposed by the Basel Committee and implemented by the Central Bank;
•Brazilian financial institutions may distribute earnings, in any form, above the minimum statutory amount only to the extent that any such distribution will not compromise their ability to comply with applicable operating requirements. The distribution of earnings above the statutory minimum amount must take into consideration the impact the distribution will have on the financial institution’s ability to meet present and future minimum capital requirements and other operational limits established by the Central Bank;
•A Brazilian financial institution may not own property, except for property intended for its own use, subject to certain limitations imposed by the CMN. In the event that a financial institution receives property, for example, as payment of a debt, such property must be sold, in the manner regulated by the CMN;
•Brazilian financial institutions must comply with the principles of selectivity, guarantee, liquidity and risk diversification;
•A Brazilian financial institution cannot lend more than 25% of Tier 1 of its reference equity to a single person or group, and must also limit the total amount of its concentrated exposures to the maximum percentage of 600% of the Tier 1 of its reference equity (concentrated exposure is defined as the total exposure towards a client in an amount equal to or higher than 10% of the Tier 1 of the institution’s reference equity);
•A Brazilian financial institution can only carry out credit operations with certain related parties subject to certain limits and conditions provided for in Law No. 4,595/1964 and CMN Resolution No. 4,693/2018;

•The management of third-party assets must be segregated from other activities and comply with CVM regulations;
•The total amount of funds invested in a financial institution’s permanent assets cannot exceed 50% of its adjusted shareholder equity;
•Brazilian financial institutions must comply with regulations aiming at preventing money laundering, terrorist financing and corruption;
•Brazilian financial institutions must implement policies and internal procedures to manage their financial information, operational and administrative systems, and their compliance with all applicable regulations;
•Brazilian financial institutions must implement a compensation policy for board members and officers, which should be consistent with the risk management policies in place. At least 50% of the variable compensation should be paid in shares or share-based instruments, and at least 40% of the variable compensation should be deferred for future payment in at least three years;
•Law No. 4,595/1964, Law No. 13,506/2017 and a specific regulation enacted by CMN provide for the imposition of penalties on financial institutions in certain situations where the applicable requirements and controls have not been complied with. In addition, the Central Bank may cancel the authorization for a financial institution to operate, at any moment, if serious infractions are identified, such as (1) damage to liquidity, solvency or financial soundness, or risk taking incompatible with the capital structure, of a financial institution; (2) contribution to generate indiscipline in the financial market or to affect the stability or regular functioning of the National Financial System, the Consortium System, the Brazilian payments system or the capital market; (3) any attempt to hinder the knowledge of the real patrimonial or financial situation of a financial institution; or (4) severely affect the purpose and continuity of activities or operations within the scope of the National Financial System, the Consortium System or the Brazilian Payment System.
Changes in the rules governing authorization processes of financial institutions
As mentioned above, on July 1, 2022, CMN Resolution No. 4,970, issued on November 25, 2021, came into force and replace the previous key rules governing authorization processes relating to financial institutions. According to the Central Bank, the key purposes of such a resolution are: (1) the consolidation of the rules governing authorization processes of financial institutions in one key rule; (2) the uniformization of the requirements for authorizations relating to all regulated segments; and (3) the reorganization of the content of the rule, with the segregation of provisions with a procedural nature to other rules to be issued by the Central Bank.
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
Segmentation of Brazilian Financial Institutions
On January 30, 2017, the CMN enacted Resolution No. 4,553, which establishes five segments for financial institutions and other institutions authorized to operate by Central Bank for the purpose of proportional application of prudential regulation. The financial institutions are classified according to their exposure as a percentage of Brazilian GDP and international activity in one of the following Segments:
•Segment 1 – consisting of full service banks, commercial banks, investment banks, foreign exchange banks and saving banks with an exposure greater than or equal to 10.0% of Brazilian GDP or which exercise relevant international activity, regardless the exposure of the institution;

•Segment 2 – consisting of full service banks, commercial banks, investment banks, foreign exchange banks, saving banks and other institutions with an exposure greater than or equal to 1.0% and less than 10.0% of Brazilian GDP and by the other institutions with an exposure greater than or equal to 1% of Brazilian GDP;
•Segment 3 – consisting of institutions with an exposure greater than or equal to 0.1% and less than 1.0% of Brazilian GDP;
•Segment 4 – consisting of institutions with an exposure of less than 0.1% of Brazilian GDP; and
•Segment 5 – consisting of institutions with an exposure of less than 0.1% of Brazilian GDP that use a simplified facultative methodology for regulatory capital, Level I and Principal Capital except full service banks, commercial banks, investment banks, foreign exchange banks and saving banks.
Restrictions on granting credit
Credit transactions with related parties are currently ruled by CMN Resolution No. 4,693 of October 29, 2018 (“Resolution No. 4,693/2018”), Law No. 4,595/1964, as amended by Law No. 13,506, as of November 13, 2017 (“Law No. 13,506/2017”), CVM Resolution No. 94/2022, of the Brazilian Securities and Exchange Commission, CVM Resolution No. 80/2022, of the Brazilian Securities and Exchange Commission.
Pursuant to Law No. 4,595 and Resolution No. 4,693/2018, Brazilian financial institutions may only carry out credit transactions with certain related parties subject to the compliance with the following cumulative requirements: (1) such credit transactions are carried out under market conditions, including with regard to limits, interest rates, grace periods, term, guarantee required and criteria for the rating of risk for purposes of recording provisions for probable losses, without additional or special benefits when compared to the transactions offered to other similarly-situated clients; (2) the total amount of direct or indirect transactions with related parties may not exceed 10% of the amount related to the net equity adjusted by accumulated revenues and expenses, reduced by the amount of equity interests held in financial institutions duly authorized to operate by the Central Bank and foreign financial institutions, and subject to the maximum individual limits of (a) 1% for individuals; (b) 5% for legal entities, as well as the other provisions of Resolution No. 4,693/2018. Such requirements, however, are not applicable to (1) transactions with institutions duly authorized to operate by Central Bank as counterparties; (2) deposits and interbank investments pursuant to applicable legislation; (3) obligations undertaken between related parties within clearing houses and services providers authorized by Central Bank or CVM and its counterparts; and (4) other events authorized by CMN.
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
Derivatives
We enter into derivative contracts to hedge our positions against price fluctuations on transactions with clients, or structural mismatches between our assets and liabilities.
The derivatives market is regulated by CMN Resolution No. 3,505, of October 2007, CMN Resolution No. 4,948, of September 30, 2021, Law No. 11,033, of December 21, 2004, RFB Normative Instruction No. 1,585 of August 31, 2015, as amended, CMN Resolution No. 2,933 of February 28, 2002, Central Bank Circular No. 3,106 of April 10, 2002, as amended, and CMN Resolution No. 2,873, of July 26, 2001, as amended.
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
CVM Instruction No. 175 of December 12, 2022 joint with CVM Instruction No 181, of March 18, 2023 , as amended, consolidated the rules applicable to investment funds, except for certain structured investment funds that are governed by a different series of rules. The asset management industry is also self-regulated by ANBIMA, which approves supplementary rules and policies, mainly with regard to marketing and publicity.
The CVM, through CVM Resolution No. 21 of February 25, 2021 (joint with the Resolutions 162 and 167, of 2002), regulates the professional activities related to securities portfolio management. The CVM defines securities portfolio management as the carrying out of professional activities related, either directly or indirectly, to the operation, maintenance and management of a portfolio of securities, including the investment of funds in the securities market on behalf of the investor.
Regulation of deposit accounts and credit facilities for individuals
Demand Deposit Accounts
CMN Resolution No. 4,753, dated September 26, 2019 (“CMN Resolution No. 4,753”) establishes more simplified and modern requirements for financial institutions for opening, maintaining, and closing current accounts in relation to the revoked CMN Resolution No. 2,025, dated 1993.
CMN Resolution No. 4,753 provides that, for the purpose of opening a deposit account, financial institutions must adopt procedures and controls that allow verifying and validating the identity and qualification of account holders and, where applicable, their representatives, as well as authenticity of the information provided by the client, including by comparing this information with those available in public or private databases, in a manner appropriate to the provisions for preventing money laundering and terrorist financing. The criteria for defining the information needed to identify and qualify account holders, as well as the control procedures adopted, must be formalized in specific documents by financial institutions.

In addition, the resolution provides that the opening and closing of current accounts may be carried out on the basis of a request submitted by the client through any service channel made available by the financial institution for this purpose, including by electronic means, except for the use of voice telephonic channel. In this case, electronic means are considered the instruments and remote channels used for communication and exchange of information, without face-to-face contact, between clients and institutions.
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
Real Estate Credit
The mortgage lending operations that we carry out are regulated by Law No. 9,514, of November 20, 1997, which established the Real Estate Financing System (“SFI”), and helped stimulate the securitization of the real estate loan market in Brazil by addressing the deficiencies and limitations of the Clearance Financial System (“SFH”), created by Law No. 4,380, of August 21, 1964, as amended. In addition, other specific rules regulate the mortgage lending sector, including CMN Resolution No. 4,676, of July 31, 2018, as amended (“CMN Resolution No. 4.676”), which establishes certain criteria for granting mortgage financing and contracting mortgage financing by financial institutions and other institutions authorized to operate by the Central Bank.
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
Fiduciary Sales
The use of the fiduciary sale as collateral in the financial and capital markets is currently regulated by Law No. 10,931, of August 2, 2004, which amended Law No. 4,728, of July 14, 1965. In addition, the legal concept of fiduciary ownership is regulated by Articles No. 1,361 through 1,368-B of Law No. 10,406, of January 10, 2002, as amended (“Brazilian Civil Code”). The fiduciary sale over real estate assets is regulated by the above-mentioned Law No. 9,514, as amended.
In addition to the standards mentioned above, the Central Bank and the CMN regulate the registry of guarantees over real estate properties through Central Bank Circular No. 3,747, of February 27, 2015, as amended, and CMN Resolution No. 4,088, of May 24, 2012, as amended.
Mortgages
We finance certain real estate construction projects having mortgage as collateral and that are regulated pursuant to Decree Law No. 70 of November 21, 1966.
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
During the state of public calamity, recognized by Legislative Decree No. 6, dated March 20, 2020, with effect until December 31, 2020, the release referred to in the above paragraph may be authorized after 30 (thirty) days from the date of the benefit, even during this period, financial institutions may offer a grace period for the beginning of the maximum number of installments to be discounted in the contract settlement benefit, which is currently 84 installments. Such changes were promoted by Normative Instruction INSS No. 107, dated July 22, 2020. Further, Law No. 14,131, dated March 30, 2021, established that financial institutions may offer a grace period for the beginning of the discount of the first installment on the social security benefit, for the payment of payroll loans, provided that it does not exceed 120 days.
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
•clearly documented risk management policies and strategies that establish limits and procedures for maintaining exposure to risks, in accordance with the levels set out in the Risk Appetite Statement (“RAS”), which documents the levels of risk appetite;
•effective processes for monitoring and reporting, in time, of exceptions to risk management policies, limits and levels of risk appetite;
•systems, routines and procedures for risk management;
•periodic assessment of the adequacy of the systems, routines and procedures mentioned in the item above;
•adequate policies, processes and controls to ensure the identification of risks inherent to: (a) new products and services; (b) relevant changes in existing products and services; (c) significant changes in the institution’s processes, systems, operations and business model; (d) hedging strategies and risk taking initiatives; (e) significant corporate reorganizations; and (f) change in macroeconomic perspectives;
•clearly documented roles and responsibilities for risk management purposes that establish assignments to the institution’s staff at its various levels, including outsourced service providers;
•stress testing program;
•continuous evaluation of the effectiveness of the risk mitigation strategies used, considering, among other aspects, the results of stress tests;
•clearly documented policies and strategies for business continuity management; and
•timely management reports to the Board of Directors, if any, the Risk Committee and the Executive Board on, among other issues, actions for risk mitigation and their effectiveness and stress test assumptions and results.

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
The independent auditors and the Audit Committee, when instated, individually or jointly, must formally communicate the existence or evidence of errors or fraud, including the following matters, to the Central Bank within three business days of their occurrence:
•non-compliance with legal and regulatory rules which may put the continuity of the institution at risk;
•fraud perpetrated by management;
•fraud relevant to the institution perpetrated by its employees or third parties; and
•errors that result in relevant inaccuracies in the institution’s audited financial statements.
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
The audit committee should comprise at least three members. Audit committee members of financial institutions may hold office for a maximum term of five years, although 1/3 of the committee members may have their office terms renewed for five more years. Former audit committee members may only be re-appointed after a period of three years has expired since they last held office. The number of members, appointment and removal criteria should be expressly stated in the institution’s bylaws or articles of association, whereas duties, compensation criteria and term of office should be stated in the institution’s internal rules. At least one member should have qualifying knowledgeable in the areas of accounting and auditing.
With regard to publicly traded and state-controlled financial institutions, at least one member of the audit committee must be a member of its board of directors not holding a position also as a member of the board of officers of the institution.

Among other duties the audit committee should prepare reports for every six-month period, which summary must be published together with its financial statements for the periods ending on June 30 and December 31. The audit committee must report directly to the board of directors of the institution, or, in its absence, to its board of officers.
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
Ombudsman
Pursuant to CMN Resolution No. 4,860 of October 23, 2020, financial institutions which have individuals or corporate entities classified as micro-business and small business as clients must establish an ombudsman office in order to ensure the strict fulfillment with legal norms and requirements relating to consumer rights and to mediate any conflicts between the financial institution, its clients and the users of its products and services. The ombudsman office is responsible for (1) serving as a last resort of an institution’s clients and users of its products and services where their demands have not been settled by the institution’s primary service channels; (2) acting as a communication channel between the institution, its clients and users of its products and services, including with respect to the mediation of conflicts; and (3) maintaining institution’s board of directors and board of officers, as applicable, informed with respect to its activities.
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
Recording and classification of sales or transfer of assets
CMN Resolution No. 3,533, dated January 31, 2008 (“CMN Resolution No. 3,533”) governs the manner in which sales and transfers of assets are recorded, classified and disclosed in a financial institution’s accounting records to CMN Resolution No. 3,533, the accounting treatment for such transfers and sales are based upon the substantial transfer of risk criteria and, secondarily, transfer of control criteria.
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
Brazilian financial institutions are subject to capital measurement and standards based on an index of RWA. The parameters of this methodology are similar to the international structure of minimum capital measures adopted by Basel II, except for certain differences (for example, Basel II requires banks to have a capital ratio that is proportional to RWA of at least 8.0%, whereas the Brazilian rules required a minimum capital of 8.625% of RWA in 2018 and 8.0% in 2019).

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
Basel III
In December 2010, the Basel Committee issued the Basel III framework, which complements and amends Basel II. The Basel III directives address:
•the methodology for calculating regulatory capital; and
•the methodology for calculating the capital maintenance requirement, adopting minimum requirements of regulatory capital; calculating Tier I Capital and Core Capital and the introduction of Additional Core Capital.
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
Credit Guarantee Fund (FGC)
The purpose of the FGC is to ensure the payment of amounts deposited in financial institutions in case of intervention, liquidation, bankruptcy or insolvency, as well as to contribute to the stability of the National Financial System and to the prevention of systemic bank crises. The FGC is financed, among others, by ordinary contributions granted by financial institutions in the amount of 0.01% of the total amount related to the financial instruments listed in items “i” through “ix” of Article 2 of Exhibit II of CMN Resolution No. 4,222/13, even if the respective credits are not actually covered by the ordinary guarantee. A delay in the provision of such contributions is subject to a fine of 2% of the contribution amount, plus an update based on the Selic rate.
Credit under the following instruments is guaranteed by the FGC up to a maximum of R$0.25 million per client against the same financial institution or all financial institutions within the same financial conglomerate: demand deposits, savings deposits, term deposits, deposits held in blocked accounts for check transactions (for the recording and control of resources related to providing payment services for wages, income, or retirement), bills of exchange, real estate notes, mortgage notes, real estate credit notes and repurchase and resale agreements (provided that they are defined as instruments issued as of March 8, 2012 by a linked company). In addition, since December 22, 2017, the total amount of such credits of each creditor against all of the associated financial institutions is subject to a global limit of R$1.0 million for each consecutive four-year period.
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

The SCR’s main objective is to provide the Central Bank with accurate and systematic information regarding credit transactions entered by financial institutions, with the objective of protecting the funds deposited by citizens. In addition, the SCR is used by financial institutions to assess their clients’ ability to pay, provided financial institutions obtain specific authorization from their clients.
In connection with the SCR, financial institutions provide information regarding the value of any credit transactions, including whether payments have been made as due or whether there are payments in arrears and amounts regarding guarantees or sureties provided by financial institutions to their clients. CMN Resolution No. 5,037, dated September 20, 2022 establishes that information regarding credit transactions should be provided to the Central Bank with the scope of the SCR.
Prevention and combating of money laundering and terrorist financing
In accordance with Law No. 9,613 of March 3, 1998, as amended (“Law No. 9,613/1998”), which regulates the prevention of crimes of “money laundering” or concealment of assets, rights and valuables, financial institutions are required to:
•identify and keep the registration information of its clients updated;
•keep records of operations involving national or foreign currency, bonds and securities (“TVM”), credit securities, metals or any other asset that can be converted into cash;
•maintain internal controls and consolidated records, which allow verifying the client’s identity, the compatibility between the movement of resources, economic activity and financial capacity;
•follow up and monitor the operations or proposals carried out by clients, with a view to detecting situations that, due to their characteristics (form of realization, parties involved, frequency values, instruments used or lack of economic or legal basis) may indicate the existence of evidence money laundering or artifice to circumvent the established control mechanisms; and
•communicate to the competent authorities (without the client’s knowledge) the signs of money laundering detected and of operations carried out in kind, above the amount defined by the Central Bank.
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

The Central Bank regulated Law No. 9,613/1998 through Central Bank Circular No. 3,461/2009, which consolidated norms for preventing and combating money laundering in force at the time. On January 23, 2020, the Central Bank issued Circular No. 3,978, which consolidated the provisions for preventing and combating money laundering and terrorism financing, which came into force on October 1, 2020 and revoked Circular No. 3,461. This new standard issued by the Central Bank sets out the specific procedures for identifying clients, suppliers, employees and partners; registration of transactions; monitoring and communications to COAF; doing business with politically exposed individuals; relationship with financial institutions and correspondents abroad; employee training; and appointment of an officer responsible for implementing and complying with measures related to preventing and combating money laundering.
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
In addition, such internal policies and control systems shall encompass measures to enable financial institutions to (i) confirm the client identifications; (ii) identify ultimate beneficiaries of transactions; and (iii) identify politically exposed persons.
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
The Central Bank Resolution No. 44 of November 24, 2020 establishes procedures for the implementation of the measures determined by Law No. 13,810, dated March 8, 2019, which provides for compliance with sanctions imposed by United Nations Security Council resolutions, including the unavailability of assets of natural and legal persons and entities, and the national designation of persons investigated or accused of terrorism, their financing or related acts. Institutions must monitor the determinations of unavailability issued by the United Nations Security Council with a view to their immediate compliance, regardless of communication from the Central Bank. Institutions authorized to operate by the Central Bank must immediately report to the Central Bank, the Ministry of Justice and Public Security and COAF asset unavailability and attempts to transfer assets related to legal entities or entities sanctioned by the United Nations Security Council resolution.

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
Preventing and combating corruption
Law No. 12,846, of August 1, 2013 (“Law No. 12,846/2013”), regulates the administrative and civil liability of legal persons that engage in acts against the national and foreign public administration. Article 5 of the Law establishes the acts deemed harmful to the public administration. Decree No. 11,129, dated July 11, 2022, regulates the application of Law No. 12,846/2013.
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
Transfer of Client Data by Financial Institutions to Database Managers
Brazilian law regulates the formation and consultation of databases with information on the default rate of individuals or companies, for the formation of credit history. On July 29, 2019, CMN Resolution No. 4,737, was issued, which presents rules for the provision, by financial institutions, of client transaction history information to database managers.
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

Regulatory Matters in the US
Inter & Co Payments, Inc.
A Money Service Business licensed in 43 states and one Authority to do business, which handles international money remittances for Inter Clients and provides digital wallet solutions in the U.S, with headquarters in California and incorporated and registered with the California Secretary of State. Inter & Co Payments is registered as a Money Services Business (MSB) with the Financial Crimes Enforcement Network (FinCEN), the administrator of the Bank Secrecy Act (BSA) that requires many financial institutions, including MSBs, to keep records and file reports on certain transactions to FinCEN, MSBs must comply with the 31 CFR Chapter X, this chapter is comprised of a General Provisions Part and separate financial institution specific Parts for those financial institutions subject to FinCEN and also comply with the US Patriot Act that helps to deter and punish terrorist acts in the United States and around the world. FinCEN delegates the authority to the Internal Revenue Service (IRS) to oversee the MSBs for compliance with BSA Requirements. Another Federal regulator is the Consumer Financial Protection Bureau (CFPB), an agency of the United States government responsible for consumer protection in the financial sector which implements and enforces federal consumer financial laws to ensure that all consumers have access to markets for consumer financial products and services that are fair, transparent, and competitive. Inter & Co Payments, Inc. is also Regulated by State Agencies that supervise a variety of financial services, products and professionals. The State Agencies oversee the operations of state-licensed financial institutions, including banks, credit unions, money transmitters, issuers of payment instruments and travelers checks, and premium finance companies.
Inter&Co Securities:
Inter&Co Securities is a company currently approved for membership with the Financial Industry Regulatory Authority (FINRA), which will handle brokerage services for Inter clients investing in US markets. Inter&Co Securities will be registered as a broker-dealer with the Securities and Exchange Commission and be registered to operate in all states. The company is headquartered in California and once fully operational, shall be regulated by FINRA and the SEC as a licensed broker dealer.
Regulations affecting liquidity in the Brazilian financial market
Reserve requirements and other requirements
Along with other requirements, the Central Bank imposes a number of compulsory deposits on financial institutions and uses these reserves as a mechanism to control the liquidity of the financial system in order to effect monetary policy and mitigate risk. Reserves managed by the Central Bank include:
On-demand funds
Generally, banks and other financial institutions are required to deposit 21% of the average amount of the deposit less R$500 million in accordance with Central Bank Circular No. 3,917 of November 22, 2018, as amended. On April 1, 2022, Central Bank Resolution No. 189, of February 23, 2022, came into force and revoke Central Bank Circular No. 3,917. The referred new rule consolidated the provisions related to compulsory deposits relating to on-demand funds, and its main content is substantially the same as the previous rule.
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

Savings deposits
The Central Bank imposes a reserve requirement of 20.0% for savings deposits, pursuant to Central Bank Resolution 188 of February, 23, 2022. In addition, a minimum of 65.0% of the total amount of savings deposits held by members of the Brazilian Savings and Loans System (Sistema Brasileiro de Poupança e Empréstimo) must be allocated to real estate financing, of which 80% must be allocated to transactions within the scope of Article 16 of CMN Resolution No. 4,676 of July 31, 2018, as amended, and any remainder to transactions within the scope of Article 17 of CMN Resolution No. 4,676/18.
Term deposits
Pursuant to Central Bank Resolution No 145, of September 24, 2021, banks are subject to a mandatory reserve of 20% after a deduction of R$30.0 million, in the amount of: (i) R$3.6 billion, for independent financial institutions or comprising a financial conglomerates with Tier 1 capital below R$3 billion; (ii) R$2.4 billion, for independent financial institutions or comprising a financial conglomerates with Tier 1 capital equal to or greater than R$3 billion and below R$10 billion; (iii) R$1.2 billion, for independent financial institutions or comprising a financial conglomerates with Tier 1 capital equal to or greater than R$10 billion and below R$15 billion; and (iv) zero, for independent financial institutions or comprising a financial conglomerates with Tier 1 capital greater than R$15 billion. If the applicable reserve requirement of a financial institution is less than R$0.5 million, that financial institution will be exempt from the reserve requirements established by Central Bank Resolution No. 145/21, although it must provide information to the Central Bank about the time deposits it has. The amounts subject to this reserve requirement will be deposited in cash in a specific account and part of these deposits will bear interest at a SELIC rate. At the end of each day, the deposited amounts will be equivalent to 100% of the applicable reserve.
Short foreign exchange positions
As of the date of this annual report, no mandatory withholding rates are charged in connection with short foreign exchange positions.
Interbank Deposit
A DI is an instrument designed to facilitate the exchange of reserves between financial institutions. The issuance and transmission of the DI is carried out exclusively in a nominative and book-entry form, without any certificate, and is registered and settled through the CETIP UTVM Segment of B3. DIs are regulated by CMN Resolution No. 3,399 of August 29, 2006.
Foreign currency and gold exposure
Financial institutions are not permitted to have a total consolidated exposure to foreign currencies and gold of more than 30% of their reference equity pursuant to CMN Resolution No. 4,956, of October 21, 2021, calculated pursuant to CMN Resolution No. 4,955, of October 21, 2021.
Foreign currency deposits
CMN Resolution No. 5,042 of November 25, 2022, regulates operations on the foreign exchange market.

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
IRPJ/CSLL
For financial institutions, income and gains resulting from financial operations should also be included in the calculation basis of IRPJ and CSLL. In general terms, IRPJ is levied at a rate of 15%, plus an additional 10% on the portion of taxable income that exceeds the amount of R$20 thousand per month or R$240 thousand per year. CSLL is levied on net income, before accounting for IRPJ. For the period between September 2015 and December 2018, and since March 2020, the government established a 20% rate for CSLL applicable to banks. However, the Brazilian government enacted Provisional Measure N. 1,034 (published on March 1, 2021 and converted into Law No. 14,183/21), increasing the CSLL rate applicable to financial institutions referred therein. In the case banks, the CSLL rate was increased to 25% until December 31, 2021, being reduced to 20% as of January 1, 2022.
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
Tax on services
The Service Tax (Imposto Sobre Serviços de Qualquer Natureza) (“ISS”), is generally charged on the price of services rendered (for example, banking services) and, as a rule, is charged directly by the municipality where the service provider is located. In our case, given our digital platform, ISS is collected in the municipality in which our head office, deemed as the services provider, is located, where all approvals occur and where the contracts with clients are deemed to have been entered into. The tax rates vary from 2% to a maximum of 5% depending on the municipality where the service is provided and on the nature of the service provided. In Belo Horizonte, the municipality of our head office, the rates vary from 2.0% to 5%, depending on the nature of the service provided.
Privacy and data protection
Civil rights framework for the internet
Law No. 12,965/2014 (“Civil Rights Framework for the Internet”), which was enacted on April 23, 2014 and came into effect on June 23, 2014, and Federal Decree No. 8,771/2016 establish principles, rules, guarantees, rights and duties for the use of the Internet in Brazil.
User privacy protection
The content of private communications via electronic media enjoy the same privacy protection that had been previously guaranteed for traditional means of communication, such as letters and telephone conversations, among others. In addition, we also provide client service through digital tools. The service is provided by specialized managers who exchange instant messages by cell phone or through our internet banking, all in a password protected and secure environment.
Banking secrecy
Financial institutions are required to maintain the confidentiality of the banking operations and services provided to their clients.
In accordance with Complementary Law No. 105, dated January 10, 2001 (“Complementary Law No. 105”), the only circumstances in which information relating to clients, services or operations of Brazilian financial institutions or credit card companies may be disclosed to third parties are as follows: (1) exchange of information between financial institutions, for registration purposes, including through risk centers, in accordance with rules established by the CMN and the Central Bank; (2) the provision of information contained in the register of issuers of bounced checks and of debtors in default to credit protection entities, in accordance with rules established by the CMN and the Central Bank; (3) the provision of the information necessary to identify taxpayers and the overall amounts of their transactions under the conditions and within the time limits that may be established by the Brazilian Ministry of Finance, provided by the institutions responsible for withholding and payment of the contribution to the Brazilian tax authorities; (4) communication to the proper authorities regarding criminal or administrative offenses, including providing information regarding transactions involving funds resulting from criminal activity; (5) the disclosure of confidential information with the express consent of the interested parties; (6) the carrying out of transactions and the provision of information to the Central Bank in the performance of its duties; (7) information to be provided to the judicial and legislative branches within the confines of a dispute and in accordance with the constitutional and legal authority; (8) information provided to the Brazilian tax authorities in the frequency and value limits as determined by the executive branch; (9) information provided to tax agents provided that it is regarded as essential by the appropriate authority in an administrative proceeding; and (10) information provided to the Central Bank or the CVM upon the filing of an administrative proceeding with the court’s authorization or when there is a crime or suspicion of a crime.

In addition, following the recent enactment of Complementary Law No. 166, of April 8, 2019, financial institutions may provide financial and payment data related to the credit transactions and payment obligations of their clients to database managers, for credit history purposes, subject to compliance with the law’s requirements.
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
In March 2010, the United States issued the Foreign Account Tax Compliance Act (“FATCA”), which, among other purposes, sought to foster the automatic exchange of financial information. In order to facilitate the exchange of information, a number of bilateral agreements were signed implementing the exchange of information between governments. The U.S. and Brazil entered into the Intergovernmental Agreement, which was implemented by Brazil through Decree No. 8,506, enacted on August 24, 2015, and which subjected Brazilian financial institutions to FATCA. Beginning in September 2015, U.S. and Brazilian have exchanged financial information from June 30, 2014 onward.
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
The LGPD is applicable to any and all operations related to any form of processing of personal data, with brief exceptions provided by law, such as the case of processing for exclusively private and non-economic purposes, or journalistic, artistic, or public security, and if extends to individuals and public and private entities, regardless of the country where they are based or where the data is hosted. The LGPD is also applicable if (i) data processing takes place in Brazil; (ii) the data processing activity is intended to offer or provide goods or services to or process data from individuals located in Brazil; or (iii) the data subjects are located in Brazil at the time their personal data are collected. The LGPD is applicable regardless of the industry or business when dealing with personal data and is not restricted to data processing activities carried out through digital media and / or on the internet. In addition, Law No. No. 13,853/19 amended the LGPD to create and establish the competencies of the National Authority of Data Protection (“ANPD”).
ANPD, among others, has the following attributions: (i) to guarantee the protection of personal data, in accordance with the law; (ii) deliberate, at the administrative level, definitively, on the interpretation of the LGPD; (iii) supervise compliance and assess penalties in the case of data processing performed in violation of the LGPD; (iv) implementing simplified mechanisms to register complaints about the processing of personal data in violation of the LGPD; and (v) inform the competent authorities of the criminal offenses that they become aware of. The authority of ANPD prevails over any other authority regarding the protection of personal data.

Cybersecurity
In April 2018, the CMN issued Resolution No. 4,658, later revoked by CMN Resolution No. 4,893, of February 26, 2021 (“CMN Resolution No. 4,893/21”) as of July 1st, 2021, regarding cybersecurity and cloud storage policies applicable to financial institutions following a public consultation held in 2017. According to CMN Resolution No. 4,893, financial institutions must follow certain cyber risk management and cloud outsourcing requirements that apply to the design and adaptation of internal controls. Policies and action plans to prevent and respond to cybersecurity incidents, as well as existing contracts, were required to be fully compliant with CMN Resolution No. 4,893 starting as of December 31, 2021. Data location and processing may occur inside or outside of Brazil, but in case of data location and processing abroad, the relevant contract may not create hurdles for the performance of supervision activities by the Central Bank and the financial institution must have in place a contingency plan in case of termination or impossibility of provision of the services. In addition, there must be an agreement for the exchange of information between the Central Bank and the supervisory authorities of the countries where the services may be provided (in case there is no such agreement, the Central Bank must approve in advance the engagement of the relevant foreign service provider by the financial institution).
Credit Cards
Brazilian banking regulations include specific rules regarding the charging of credit card fees, the dissemination of information in credit card monthly bills and the obligation to provide a package of basic credit card services to clients.
In addition, certain restrictions apply to revolving credit lines granted under credit cards that may only be granted to clients until the due date of the following credit card monthly bill. After this date, financial institutions must offer clients alternative financing under conditions that are more favorable than those typically found in the credit card market. Banks are prohibited from offering revolving credit card lines to clients who have an existing outstanding balance under a revolving credit card line that is under default.
Nevertheless, clients may transfer their credit card balances from one institution to another. Such transfers must comply with the specific rules established by the Central Bank, including, among others, the requirement that the amount and term of the outstanding balance at the receiving financial institution must not be higher than the amount due and term of the original transaction.
Furthermore, the Central Bank enacted Resolution No. 96 on May 19, of 2021, which came into force on March 1, 2022, and that amended and restated postpaid payment accounts rules in Brazil. This rule sets forth terms and conditions that we and other institutions must comply with upon the issuance of credit cards and increasing or decreasing of the credit limits of our clients, as well as established additional information that must be included in credit card monthly bills.
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

In addition, under the terms of CMN Resolution No. 4,970, the Central Bank may cancel a financial institution’s authorization to operate upon verification (1) that the bank has not regularly performed transactions that are considered essential under the terms of the applicable rules for the types of institutions set forth under Article 1 of CMN Resolution No. 4,970; (2) of operational inactivity; (3) that the financial institution is not located at the address provided to the Central Bank; (4) that the financial institution has not provided to the Central Bank information statements required by the regulations in effect, without justification, for a period of more than four months; (5) noncompliance with the business plan set forth in CMN Resolution No. 4,970, Article 2, Item II, taking into account the inquiry period set forth in CMN Resolution No. 4,122, Article 11. The cancellation of a banking license can only occur following the appropriate administrative procedures.
Bank reserves accounts
We maintain a bank reserve account at the Central Bank in accordance with Central Bank Resolution No. 105, of June 9, 2021, in force since July 1, 2021 (“Central Bank Resolution No. 105/21”), which resolution creates the obligation to maintain a bank reserve account for commercial banks, multiple banks with a commercial portfolio and for the savings and loans banks.
According to Article 21 of the Annex of Central Bank Resolution No. 105/21, institutions that have bank reserve accounts are required to take part in the STR for the settlement of interbank transfers.
Central Bank Normative Instruction No. 124, of July 19, 2021, in force since August 2, 2021, establishes procedures on the monitoring of the STR (Reserve Transfer System). The monitoring extends throughout the STR’s entire hours of operation, starting 30 minutes before it opens and ending 30 minutes after it closes. Included in this monitoring is the tracking of instructions and settlement of orders     issued within the system.
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
Flexibility of financing use through LCAs
On March 23, 2020, the CMN issued Resolution No. 4,787 (now revoked but which provisions were maintained in the Rural Credit Manual (MCR)), which adjusted the basis for evaluating the mandatory reserve requirements for funds raised through LCAs to increase their liquidity. As a result, the rules for application of funds from agribusiness activities were relaxed. LCAs are credit notes issued exclusively by financial institutions and related to credit rights originated in operations carried out.
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
Renegotiation of client debts
CMN Resolution No. 4,803 of April 9, 2020, as amended, allowed the reclassification of credit operations renegotiated between March 1 and December 31, 2020, to the level of risk assigned to them on February 29, 2020, before the economic effects measures taken to combat COVID-19. This reclassification does not apply to operations:(i) with a delay equal to or greater than fifteen days, in the payment of the installment of principal or charges, on February 29, 2020; and (ii) with evidence of the counterparty’s inability to honor the obligation under the new conditions agreed. The enacted resolution aims to avoid an increase in provisions for losses on economically viable loans in statutory financial statements that may have been defaulted as a result of the pandemic, as well as due to operational difficulties for the renegotiation of such operations. Provisioning reduces the reference equity necessary to support the risk of the operations carried out, limiting the institution’s ability to take on new risks and grant new loans. Therefore, the increase in provisioning would affect the supply of credit and, consequently, the consumption of income, which would worsen the economic effects of COVID-19. This reclassification does not apply to operations:(i) with a delay equal to or greater than fifteen days, in the payment of the installment of principal or charges, on February 29, 2020; and (ii) with evidence of the counterparty’s inability to honor the obligation under the new conditions agreed.

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
Reduction in capital requirement for Time Deposit exposures with Special Guarantee
The Central Bank determined, by means of Central Bank Circular No. 4,030 of June 23, 2020, the reduction, from 50% to 35%, of the Risk Weighting Factor for Time Deposits with Special Guarantee, for depositing financial institutions associated with the Credit Guarantee Fund. The reduction in the Risk Weighting Factor will be accompanied by permanent monitoring of the liquidity of SFN and its institutions to assess the risks to financial stability.
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
Finally, on February 23, 2022, the Central Bank enacted Resolution No. 188, which came into force on April 1st of 2022. Such a rule revoked and consolidated the provisions of Central Bank Circular No. 4,033 of June 24, 2020, Central Bank Circular No. 4,035 of July 1, 2020, and Central Bank Circular No. 3,975, dated January 8, 2020 (among others), as well as eliminated the minimum percentages of the sum of deductions listed above and be applicable from the calculation period comprised between April 25 and April 29, 2022, onwards.
Small and medium-sized companies will have easier access to credit operations
Central Bank reduced the capital requirement for credit operations aimed at small and medium-sized companies through Central Bank Circular No. 3,998 of April 9, 2020. The Risk Weighting Factor applicable to these operations was 85%, and was valid for new or restructured operations, from March 16, 2020, to December 31, 2020. The rule covered companies with annual gross revenue of R$15 million to R$300 million.
The objective of this measure was to encourage the allocation of resources to small and medium-sized companies.
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
Temporary easing of the rule for real estate financing
CMN allowed, until December 31, 2023, by means of CMN Resolution No. 4,819 of May 29, 2020, that financial institutions release the funds related to real estate financing contracted until September 30, 2020 after the guarantee collateral in the Real Estate Registry Offices.
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

The Consumer Protection Code
Law No. 8.078 was enacted in 1990 to establish strict rules governing the relationship between suppliers of products and services and their consumers (“CDC” or “Consumer Protection Code”). In June 2006, the Federal Supreme Court ruled that the CDC also applies to transactions between financial institutions and their clients.
The main modifications promulgated by the CDC are as follows: (1) financial institutions should ensure that clients are fully aware of all contractual terms, including liabilities and penalties applicable to both parties, in order to protect counterparties against abusive practices. All doubts, queries or complaints in relation to agreements or advertising of the clauses should be promptly answered, and fees, commissions or any other forms of service or operational remuneration cannot be increased without reasonable justification (nor may they exceed the limits set by the Central Bank); (2) financial institutions are prohibited from transferring funds from their client’s different accounts without prior authorization; (3) financial institutions cannot require that transactions linked to other transactions be carried out by the same institution. If the transaction is dependent on another operation, the customer is free to choose another institution to carry out this operation; (4) financial institutions are prohibited from publishing advertising that is misleading, abusive, or that discloses information about their contracts or services. Financial institutions are responsible for any losses caused to their clients; (5) interest rates on personal credit and direct consumer credit should be reduced proportionately in the event of early settlement or repayment of debts; (6) clients have the right to withdraw up to R$5 thousand per day. For larger amounts, clients must notify the financial institution at least 24 hours in advance; and (7) financial institutions must provide appropriate treatment for the elderly and physically disabled.
Financial institutions are also subject to the regulations of the CMN, which specifically regulates the relationship between financial institutions and their clients. In this context, CMN Resolution No. 3,694 of March 26, 2009, as amended, established criteria related to risk prevention in the contracting of financial transactions and in the provision of services by financial institutions, imposing conditions to be observed in the relationship with the consumers of banking services and products. CMN Resolution No. 3,919, dated November 25, 2010, as amended, altered and consolidated the rules regarding the charging of fees for the provision of services by financial institutions. More recently, CMN Resolution No. 4,949, of September 30, 2021, established principles and procedures to be adopted by financial institutions in the relations with their clients and users of products and services. Pursuant to CMN Resolution No. 4,949/21, financial institutions must conduct their activities in compliance with the principles of ethics, responsibility, transparency, and diligence, providing for the convergence of interests and the consolidation of an institutional image of credibility, security, and competence in their relations with clients and users of their products and services. For such, they must ensure: (i) customization of the products and services offered or recommended to the needs, interests and objectives of clients and users; (ii) integrity, compliance, reliability, security and confidentiality of the transactions carried out, as well as the legitimacy of the contracted operations and the services provided; (iii) provision, in a clear and accurate manner, of the information necessary for the free choice and decision-making by clients and users, including explicit rights and duties, responsibilities, costs or encumbrances, penalties and any risks existing in the execution of transactions and in the provision of services; (iv) use of clear, objective and appropriate wording to the nature and complexity of the transaction or service, in contracts, receipts, extracts, vouchers and documents intended for the public, in order to allow the understanding of the content and the identification of deadlines, values, charges, fines, dates, places and other conditions; (v) identification of end-users who are beneficiaries of payments or transfers in statements and extracts of deposit accounts and prepaid payment accounts, including in situations where the relevant payment services involve institutions participating in different payment arrangements; (vi) forwarding of a payment instrument to the client’s or user's domicile or its authorization only as a result of their express request or authorization; and (vii) timeliness and lack of unreasonable barriers, criteria or procedures to: (a) meet requests from clients and users, including the provision of contracts, receipts, extracts, vouchers and other documents and information relating to transactions and services; (b) terminate contractual relationships related to products and services, including the cancellation of contracts; and (c) transfer relationships to other institutions, as applicable.

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
The administrative liquidation of any financial institution (except financial institutions controlled by the Brazilian government) may be carried out by the Central Bank (Law No. 6,024/1974), when:(1) the financial institution’s debts are not generally honored when due; (2) the financial institution is deemed insolvent; (3) the financial institution has incurred losses that could abnormally increase the exposure of the unsecured creditors; (4) the management of the financial institution concerned has materially breached Brazilian banking laws or regulations; (5) upon cancellation of the financial institution’s authorization to operate, if the institution has not initiated liquidation within a period of 90 days, or when it has initiated liquidation and the Central Bank has determined that delays in its administration may result in losses to creditors; or (6) the upon a petition from the institution’s management if the institution’s if so provided in the institution’s bylaws or at the proposal of the administrator upon providing justification.
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
The RAET may be imposed by the Central Bank under the following circumstances:(1) the financial institution continuously carries out transactions contrary to the economic and financial policies established by federal legislation; (2) the financial institution does not comply with the mandatory reserve requirement rules; (3) the financial institution has operations or is subject to conditions that require intervention; (4) reckless or fraudulent management; (5) the financial institution faces a shortage of assets; and (6) the occurrence of any of the above described events that results in the declaration of an intervention.
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
Bankruptcy Law
Law No. 11,101 of February 9, 2005, as amended (“Bankruptcy Law”), provides for judicial reorganizations, extrajudicial reorganizations and the bankruptcy of individuals and legal entities since 2005 and is only applicable to financial institutions in relation to matters that are not specifically regulated by the intervention and extrajudicial liquidation regimes.
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
In lieu of the current regimes (intervention, extrajudicial liquidation and RAET), the bill proposes two new resolution regimes: (i) the Compulsory Settlement Regime, in which the non-systemic institution will be removed from the System National Financial System through a more efficient and faster process than the current regimes; or (ii) the Stabilization Regime, which will mitigate the risk of a systemic crisis involving a relevant institution or activity in the National Financial System, allowing the essential activities of the bank to continue to be developed through, among other measures, the conversion of certain rights of creditors against the capital bank (bail-in).
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
The total amount of credit in the following forms will be guaranteed by the FGC up to a maximum of R$250 thousand per client: demand deposits, savings deposits, time deposits, deposits held in blocked accounts for check transactions (for the recording and control of resources related to providing payment services for wages, income, or retirement), bills of exchange, real estate bills, mortgage bills, real estate credit bills and repurchase and resale agreements. However, the total amount of such credits of each creditor against all of the associated financial institutions is subject to a global limit of R$1.0 million for each consecutive four-year period since 2017. Moreover, regarding special guarantee, credits are protected from time deposits without issuing a certificate held by an individual against a financial institution or against financial institutions of the same financial group up to a maximum amount of R$400 million in transactions whose credit holder is an institution associated with the FGC and up to a maximum amount of R$40 million for the other holders.
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
Asset management
The management of BNDUs is carried out in compliance with the regulations issued by the Central Bank. In particular, these rules establish criteria for provisions relating to the devaluation of valuables and assets. The Chart of Accounts for Institutions of the National Financial System (Plano Contábil das Instituições Financeiras) (“COSIF”) 1-10 and Technical Pronouncement CPC 01 are the rules that have the greatest impact on the process. Finally, under Law No. 13,506, financial institutions are prohibited from acquiring real estate assets which are not intended for their own use, except for those received in settlement of loans of difficult or doubtful resolution, or when expressly authorized by the Central Bank, in accordance with the regulations to be issued by the CMN.
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
Information about managers and members of the control group
On October 23, 2020, the CMN issued Resolution No. 4,859, in force since December 1, 2020, which establishes the obligation to provide the Central Bank with information that could affect the reputation of the members of the control group and of the managers of financial institutions.
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
In addition, financial institutions should provide a communication channel through which employees, clients, users, partners or suppliers may report illegality the financial institution’s operations on a confidential basis. The procedures for using the communication channel should be set forth in the financial institution’s governing documents and published on its website.
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
According to Communication No. 33,455, the Brazilian Open Banking model will comprise financial institutions, payment institutions and other institutions authorized to operate by the Central Bank, by making it possible to share, in a phased-in approach, (i) data on products and services, (ii) client record data, and (iii) client transaction data. Open Banking will eventually cover the provision of payment services, the criteria and specifications of which are yet to be announced in the instant pay project.
Within this context, institutions authorized to operate by the Central Bank opting to join Open Banking must share the information listed above with other participating institutions. At its inception, however, the Open Banking model will only be compulsory for: (1) financial institutions belonging to prudential segmentation in Segments 1 and 2; (2) institutions authorized by the Central Bank that provide transactional accounts to their users; and (3) financial institutions with bank correspondents that are contractually allowed to present credit proposals to clients. Compulsory adhesion may be also extended to the other institutions authorized to operate by the Central Bank at the Central Bank’s discretion. With regards to client data sharing, client authorization will always be required.
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
Recent Developments on Foreign Exchange Regulations: Law No. 14,286/21 and eFX
On December 29, 2021, Law No. 14,286 was enacted (“FX Law”), governing the FX Market, Brazilian capital abroad and foreign capital in Brazil. The key drivers of this rule, which came into effect after one year of its official publication date (i.e., December 30, 2022), are to simplify, consolidate and update the rules on these matters, as well as to foster the convertibility of the Brazilian currency. The new rule paves the way for the creation and establishment of requirements aligned with the best international standards, such as the ones from the OECD and FATF, and grants the CMN and the Central Bank the regulatory freedom to further regulate its principles and provisions. Among its several innovations, the New FX Law expressly allows financial institutions, within the limits of their respective licenses and subject to applicable prudential rules, to use funds raised in the country to fund credit and financial transactions abroad.
Additionally, the CMN and the Central Bank, enacted several resolutions (5042, 274, 5056, 277, 278, 279, 280, 281 and 282) in November and December of 2022, with immediate effect. Previously that, two rules that came into effect on October 1, 2021 (except for certain provisions of such rules, such as the feasibility of payment institutions applying for a license to operate in the FX Market, which came effect on September 1, 2022).

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
The aforementioned rules promoted several innovations, including the following ones:
•Flexibilization of the foreign exchange market - The new law brings a series of changes that make the foreign exchange market more flexible, allowing, for example, the conversion of currencies by the financial institution itself and the free remittance of resources abroad by individuals and legal entities;
•New foreign exchange instruments - Exchange Law 14286 introduces new foreign exchange instruments, such as the loan in foreign currency, which was previously prohibited. Also, there is provision for the possibility of issuing bonds in foreign currency;
•Simplification of foreign exchange operations - The new regulations bring changes that aim to simplify foreign exchange operations, such as reducing the deadline for the settlement of foreign exchange operations from 360 to 180 days, simplifying the registration of the operation and the end of the obligation to declare the Income Tax for exchange operations of up to R$ 30,000;
•Greater transparency and security - Regulations also increase the transparency and security of foreign exchange operations, requiring the identification and verification of customers, as well as the control and registration of operations carried out by customers;
•Strengthening Compliance - The new foreign exchange rules introduce obligations that aim to improve compliance practices in financial institutions, such as strengthening foreign exchange risk management processes, monitoring operations and reporting information.
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

The CMN issued Resolution No. 4,943, which amended CMN Resolution No. 4,557/17 with the purpose of highlighting and distinguishing social, environmental and climate risks as necessary for identification, measurement, evaluation, monitoring, reporting, control and mitigation within the risk management structure of financial institutions in Brazil. The new rule provides for specific definitions of such risks, modernizing concepts in the regulation, such as the inclusion of the two main components of climate risks – physical risks and transition risks, which are two aspects already widely recognized in international ESG standards. The amended rule also provides for the identification and monitoring of social, environmental and climate risks faced by financial institutions resulting not only from their products, services and activities, but also from the activities performed by their counterparties, controlled entities, suppliers and outsourced service providers.
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
In order to allow financial institutions to adapt their practices and policies to these new rules, CMN Resolution No. 4,943 and Resolution No. 4,945 (except for Article 16, which revokes CMN Resolution No. 4,327) became effective on July 1, 2022, while CMN Resolution No. 4,944, Article 16 of CMN Resolution No. 4,945 and Central Bank Resolution No. 139 became effective only on December 1, 2022. Central Bank Resolution No. 151 became effective on July 1, 2022, and Central Bank Resolution No. 140, which specifically provides for rural credit, became effective on October 1, 2021.

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
As a general rule, the BDRs may be redeemed for the purposes of selling the underlying shares offshore. The proceeds from any such sale may not be used for other investments outside Brazil and must be repatriated within seven days from the date in which the BDRs are redeemed. Foreign investors purchasing BDRs pursuant to the provisions of CMN Resolution No. 4,373 are not subject to such a repatriation requirement but must record any such redemption with the Central Bank. Dividends and other distributions made to Brazilian residents in connection with the BDRs must be repatriated but may be applied to the acquisition of additional underlying shares. Individuals domiciled in Brazil and non-financial institutions, investment funds and other investment companies incorporated in Brazil may purchase shares issued offshore by sponsors of BDR programs in Brazil for purposes of depositing such shares with the relevant custodian and request the issuance of BDRs in Brazil. The depositary is responsible for maintaining and updating the registration of the BDR program with the Central Bank, including the flow of funds in connection with redemptions and payments of dividends and other distributions.
In August 2022, our registration as a foreign issuer and the listing of our level II BDRs in Brazil were approved. As a result, we will be required to file with the CVM: (i) on an annual basis, a reference form (formulário de referência) in Portuguese by the fourth month of each year, which summarizes our financial, legal and operating information; (ii) quarterly financial information with 45 days after the end of each quarter; and (iii) on an ongoing basis, reports disclosing limited information on call notices and minutes of general meetings as well as material facts and notices to the market, as required by applicable rules.

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
See our consolidated financial statements beginning at page F-1.
ITEM 19. EXHIBITS
The following documents are filed or incorporated by reference as part of this registration statement:

Exhibit No.	Exhibit

1.1	Memorandum and Articles of Association of Inter & Co

2.1	Description of Capital Stock

4.1	Form of indemnification agreement (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2021)

4.2	Form of SoftBank Shareholders’ Agreement (incorporated by reference to Exhibit 4.4 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2021)

8.1	List of Subsidiaries

11.1	Code of Ethics

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104.1	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Inter & Co, Inc.
Date: April 28, 2023

By:	/s/ João Vitor N. Menin T. de Souza
Name:	João Vitor N. Menin T. de Souza
Title:	Chief Executive Officer

By:	/s/ Helena Lopes Caldeira
Name:	Helena Lopes Caldeira
Title:	Chief Financial Officer

Consolidated Financial Statements as of December 31,2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
Inter & Co, Inc.

Auditor Data Elements:	Year ended December 31, 2022, December 31, 2021; and December 31, 2020
Auditor Name:	KPMG Auditores Independentes Ltda.
Auditor Location:	Belo Horizonte, Brazil
Auditor Firm ID:	1124

KPMG Auditores Independentes Ltda
Rua Paraíba, 550 - 12º andar - Bairro Funcionários
30130-141 - Belo Horizonte/MG - Brasil
Caixa Postal 3310 - CEP 30130-970 - Belo Horizonte/MG - Brasil
Telefone +55 (31) 2128-5700
kpmg.com.br
Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors of
Inter & Co, Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Inter & Co, Inc., (the Company) as of December 31, 2022 and 2021 and the related consolidated income statements and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Inter & Co, Inc. as of December 31, 2022 and 2021 and the results of its operations and its cash flows for each of the years in three-year period ended December 31, 2022, in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
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
Belo Horizonte, Brazil
April 28, 2023

Inter & Co, Inc.

Consolidated balance sheets as of December 31, 2022 and 2021
(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Note	12/31/2022	12/31/2021
Assets

Cash and cash equivalents	8	1,331,648	500,446
Amounts due from financial institutions	9	4,258,856	2,051,862
Compulsory deposits at Central Bank of Brazil		2,854,778	2,399,488
Securities	10	12,448,565	12,757,687
Derivative financial assets	11	—	86,948
Loans and advances to customers	12	22,698,328	17,216,362
Provision for expected loss	12	(1,318,412)	(680,932)
Loans and advances to customers, net of provisions for expected loss		21,379,916	16,535,430
Non-current assets held for sale	13	166,943	129,793
Equity accounted investees	14	72,090	82,445
Property and equipment	15	188,019	163,475
Intangible assets	16	1,238,629	430,504
Deferred tax assets	32	978,148	695,525
Other assets	17	1,425,508	792,735
Total assets		46,343,100	36,626,337

Liabilities
Liabilities with financial and similar institutions	18	7,906,897	5,341,464
Liabilities with customers	19	23,642,804	18,333,543
Securities issued	20	6,202,165	3,572,093
Derivative financial liabilities	12	37,768	66,545
Borrowing and onlending	21	36,448	25,071
Income tax and social contribution		114,493	41,764
Other tax liabilities		52,372	36,642
Tax liabilities	22	166,865	78,406
Provisions	23	57,449	52,848
Deferred tax liabilities	32	30,073	89,235
Other liabilities	24	1,173,527	617,349
Total liabilities		39,253,996	28,176,554
Equity
Share capital	25a	13	13
Reserves	25b	7,817,670	2,728,396
Other comprehensive income	25c	(825,301)	(72,284)
Equity attributable to owners of the Company		6,992,382	2,656,125
Non-controlling interest	25f	96,722	5,793,659
Total equity		7,089,104	8,449,784

Total liabilities and equity		46,343,100	36,626,337

Inter & Co, Inc.

Consolidated income statements for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Note	2022	2021	2020
Interest income		2,802,658	1,435,428	942,808
Interest expenses		(1,972,850)	(543,242)	(184,335)
Net interest income	26	829,808	892,186	758,473

Revenues from services and commissions		968,039	542,569	257,145
Expenses from services and commissions		(129,233)	(100,297)	(71,611)
Net result from services and commissions	27	838,806	442,272	185,534

Income from securities	1	1,471,737	745,613	12,060
Net gains / (losses) from derivatives	11	33,884	(48,330)	(54,418)
Other revenues	28	388,462	190,082	109,882
Net revenues		3,562,697	2,221,823	1,011,531

Other income	28b	—	—	109,216
Impairment losses on financial assets	29	(1,083,237)	(595,581)	(213,688)
Personnel expenses	3	(733,605)	(443,328)	(229,096)
Depreciation and amortization	15	(163,972)	(94,251)	(43,659)
Other administrative expenses	31	(1,743,072)	(1,310,961)	(641,327)
Income before taxes and interests in associates		(161,189)	(222,298)	(7,023)

Income from equity interests in associates	14	(17,384)	(8,764)	—
Profit / (loss) before income tax		(178,573)	(231,062)	(7,023)

Current income tax and social contribution	32	(106,625)	(52,441)	(13,166)
Deferred income tax and social contribution	32	271,119	228,434	50,875
Income tax benefit		164,494	175,993	37,709

Profit / (loss) for the year		(14,079)	(55,068)	30,686

Profit (loss) attributable to:
Owners of the Company		(11,090)	(72,665)	17,911
Non-controlling interest		(2,989)	17,597	12,775

Earnings (loss) per share (in Brazilian Reais – BRL)
Basic earnings (loss) per share	25e	(0.0276)	(0.0143)	0.0043
Diluted earnings (loss) per share	25e	(0.0276)	(0.0143)	0.0043

Inter & Co, Inc.

Consolidated statements of comprehensive income
for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of Brazilian reais)

	2022	2021	2020
Profit (loss) for the year	(14,079)	(55,068)	30,686

Other comprehensive income
Items that are or may be reclassified subsequently to the income statement:

Net change in fair value - financial assets at FVOCI	(240,057)	(454,552)	52,718
Related tax - financial assets FVOCI	102,684	207,167	(26,031)
Foreign exchange differences on the translation of foreign operations	(10,671)	—	—
Effects of corporate reorganization in non-controlling interest without a change in control	(604,973)	—	—
Other comprehensive income for the year, net of income tax and social contribution	(753,017)	(247,385)	26,687

Total comprehensive income for the year	(767,096)	(302,453)	57,373
Allocation of comprehensive income
To owners of the company	(764,107)	(245,493)	44,598
To non-controlling interest	(2,989)	(56,960)	12,775

Inter & Co, Inc.

Consolidated statements of cash flows
for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of Brazilian reais)

	2022	2021	2020
Operating activities
Profit (loss) for the year	(14,079)	(55,068)	30,686
Adjustments to profit (loss)
Depreciation and amortization	163,972	58,336	43,659
Result of equity interests in associates	17,384	8,764	—
Impairment losses on financial assets	1,083,237	(595,581)	213,688
Expenses with provisions	25,931	19,002	15,280
Deferred income tax and social contribution	(271,119)	228,434	(50,875)
Current income tax and social contribution	106,625	(52,441)	13,166
Provisions/ (reversals) for loss of assets	5,225	(43,618)	(4,401)
Other capital gains (losses)	(66,363)	—	—
Provision for performance income	(150,401)	—	—
Result of foreign exchange variation	—	30	(1,006)

(Increase)/ decrease in:
Compulsory deposits at Central Bank of Brazil	(455,290)	(689,759)	(1,317,449)
Loans and advances to customers, net of provision for expected loss	(5,927,723)	(7,432,145)	(4,146,866)
Amounts due from financial institutions	(2,206,994)	(1,549,493)	(246,272)
Securities	(602,509)	(573,349)	260,916
Derivative financial assets	86,948	(59,435)	(27,513)
Non-current assets held for sale	(37,150)	33,754	6,104
Other assets	(318,696)	(790,072)	(356,182)
Increase/ (decrease) in:
Liabilities with financial institutions	2,565,433	3,584,551	604,421
Liabilities with customers	5,309,261	5,896,911	7,722,193
Securities issued	2,630,072	1,842,657	9,856
Derivative financial liabilities	(28,777)	9,787	35,817
Borrowing and onlending	11,377	(2,334)	(2,395)
Tax liabilities	119,891	149,605	13,090
Provisions	(21,330)	10,209	(13,698)
Other liabilities	216,537	141,928	192,853
	2,241,462	140,673	2,995,072
Income tax paid	(138,057)	(49,029)	(14,187)

Net cash from operating activities	2,103,405	91,644	2,980,885

Inter & Co, Inc.

Consolidated statements of cash flows
for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of Brazilian reais)

	2022	2021	2020
Cash flow from investing activities
Acquisition of subsidiaries, net of cash acquired	(545,983)	(93,782)	(24,905)
Acquisition of property and equipment	(27,714)	(32,249)	(17,250)
Proceeds from sale of property and equipment	14	602	7,223
Acquisition of intangible assets	(251,390)	(255,731)	(135,619)
Acquisition of financial assets at FVOCI	(7,977,979)	(27,780,867)	(4,899,868)
Proceeds from sale of financial assets at FVOCI	9,208,137	21,512,954	75,618
Acquisition of financial assets at FVTPL	(582,098)	(920,123)	(135,389)
Proceeds from sale of financial assets at FVTPL	126,198	393,417	81,213
Net cash used in investing activities	(50,815)	(7,175,779)	(5,048,977)

Cash flow from financing activities
Capital increase	—	—	1,148,836
Repurchase of treasury shares	—	—	(153,109)
Sale of treasury shares	—	(29,322)	117,497
Paid dividends and interest on equity	(75,898)	(19,680)	(37,868)
Resources from non-controlling interest, including capital increase	—	5,478,926	31,629
Payment to shareholders of subisidiary	(1,145,273)	—	—
Net cash from financing activities	(1,221,171)	5,429,924	1,106,985

(Decrease)/ Increase in cash and cash equivalents	831,419	(1,654,212)	(961,108)
Cash and cash equivalents at the beginning of the year	500,446	2,154,687	3,114,789
Effect of the exchange rate variation on cash and cash equivalents	(217)	(30)	1,006
Cash and cash equivalents at December 31	1,331,648	500,446	2,154,687

Inter & Co, Inc.

Consolidated statements of changes in equity for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Note	Share capital	Reserves	Other comprehensive income	Retained earnings	Treasury shares	Equity attributable to owners of the Company	Non-controlling interest	Total equity
Balances at January 1, 2020 - Banco Inter		2,068,305	90,152	(696)	—	—	2,157,761	4,177	2,161,938
Capital increase		1,181,351		—	—	—	1,181,351	—	1,181,351
Share issuance cost		(33,335)	820	—	—	—	(32,515)	—	(32,515)
Share-based payment		134	(134)	—	—	—	—	—	—
Profit (loss) for the year		—	—	—	17,911	—	17,911	12,775	30,686
Profit reserve reversal		—	(22,038)	—	22,038	—	—	—	—
Proposed allocations:
Constitution/Reversion of reserves		—	—	—	—	—	—	—	—
Dividends and interest on equity		—	—	—	(39,949)	—	(39,949)	—	(39,949)
Repurchase of shares		—	—	—	—	(153,109)	(153,109)		(153,109)
Sale of treasury shares		—	—	—	—	35,588	35,588		35,588
Gain on sale of treasury shares		—	81,909	—	—		81,909	—	81,909
Sale of NCI without a change in control		—	—	—	—	—	—	31,629	31,629
Net change in fair value - financial assets at FVOCI		—	—	26,687	—	—	26,687	—	26,687

Balances at December 31, 2020 – Banco Inter		3,216,455	150,709	25,991	—	(117,521)	3,275,634	48,581	3,324,215

Balances at January 1, 2021 - Banco Inter		3,216,455	150,709	25,991	—	(117,521)	3,275,634	48,581	3,324,215
Profit (loss) for the period		—	—	—	(48,939)	—	(48,939)	8,502	(40,437)
Contributions and distributions
Constitution/reversion of reserves		—	(94,085)	—	48,939	—	(45,146)	—	(45,146)
Dividends and interest on equity	25d	—	(3,122)	—	—	—	(3,122)	(7,251)	(10,373)
Sale of treasury shares		—	(74,119)	—	—	81,159	7,040	—	7,040
Resources from non-controlling interest		—	—	—	—	—	—	33,998	33,998
Net change in fair value - financial assets at FVOCI		—	—	(141,312)	—	—	(141,312)	—	(141,312)
Balances at May 6, 2021 – Banco Inter		3,216,455	(20,617)	(115,321)	—	(36,362)	3,044,155	83,830	3,127,985

Corporate restructuring on May 7, 2021		(3,216,442)	1,205,850	74,555	—	36,362	(1,899,675)	1,899,675	—

Balances at May 7, 2021 – Inter & Co, Inc.		13	1,185,233	(40,766)	—	—	1,144,480	1,983,505	3,127,985
Profit (loss) for the period					(23,724)		(23,724)	9,095	(14,629)
Allocation from investee:
Other comprehensive income		—	—	(31,518)	—	—	(31,518)	(74,555)	(106,073)
Treasury shares		—	—	—	—	—	—	(36,362)	(36,362)
Contributions and distributions		—	(23,724)	—	23,724	—	—	—	—
Dividends and interest on equity	25d	—	—	—	—	—	—	(9,307)	(9,307)
Resources from non-controlling interest, including capital increase		—	1,566,887	—	—	—	1,566,887	3,921,283	5,488,170

Balances at December 31, 2021 - Inter & Co, Inc.		13	2,728,396	(72,284)	—	—	2,656,125	5,793,659	8,449,784

Balances at January 1, 2022 - Inter & Co, Inc.		13	2,728,396	(72,284)	—	—	2,656,125	5,793,659	8,449,784
Profit (loss) for the period		—	—	—	(11,090)	—	(11,090)	(2,989)	(14,079)
Contributions and distributions
Constitution/Reversion of reserves		—	(11,090)	—	11,090	—	—	—	—
Dividends and interest on equity	25d	—	(38,056)	—	—	—	(38,056)	(37,842)	(75,898)
Foreign exchange differences on the translation of foreign operations		—	—	(10,671)	—	—	(10,671)	—	(10,671)
Net change in fair value - financial assets at FVOCI		—	—	(137,373)	—	—	(137,373)	—	(137,373)
Effects of corporate reorganization	25f	—	5,283,314	(604,973)	—	—	4,678,341	(5,656,106)	(977,765)
Reflex reserve			(125,299)	—	—	—	(125,299)	—	(125,299)
Others		—	(19,595)	—	—	—	(19,595)	—	(19,595)
Balances at December 31, 2022 - Inter & Co, Inc.		13	7,817,670	(825,301)	—	—	6,992,382	96,722	7,089,104

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
Notes to the consolidated financial statements
(Amounts in thousands of Brazilian reais)
1.Activity and structure of Inter & Co, Inc. and its subsidiaries
Inter & Co, Inc. (“Inter & Co”), formerly Inter Platform Inc., is a Cayman Island exempted company with limited liability, incorporated on January 26, 2021. On May 7, 2021, Inter & Co, Inc. the Company and, together with its consolidated subsidiaries, the “Group”) began a corporate reorganization involving two new non-operating companies with no material assets, liabilities or contingencies: the Company, and Inter Holding Financeira S.A. (HoldFin), located in Brazil. The Company and HoldFin have become the indirect and direct shareholders of Banco Inter S.A (“Inter” or “Banco Inter”), respectively, thus the ultimate shareholders of Inter and their voting and non-voting interest were the same before and after this corporate reorganization.
Inter & Co, Inc. is currently the entity which is registered with the U.S. Securities and Exchange Commission (“SEC”). The common shares are trading on the Nasdaq under the symbol “INTR” and its Brazilian Depositary Receipts (“BDRs”) are traded on B3 - Brasil, Bolsa, Balcão (“B3”), the Brazilian stock exchange, under the symbol “INBR32”.
Banco Inter was a publicly held company with equity securities listed on B3 since April 2018. On June 23, 2022, Inter & Co and Banco Inter completed a corporate reorganization as an immediate result of which Inter & Co became indirectly, through Inter Holding Financeira S.A. (“HoldFin”), the owner of all shares of Banco Inter. The ultimate shareholders of Banco Inter were the same before and after this corporate reorganization, however our controlling shareholder received Class B common shares, which are entitled to 10 votes per share while all other shareholders received Class A common shares, which are entitled to 1 vote per share. Inter & Co accounted for this corporate reorganization as a reorganization of entities under common control, and the pre-reorganization historical value of Banco Inter’s consolidated assets and liabilities are reflected in these financial statements as described:
•The historical consolidated operating results, cash flows and financial position of Banco Inter (as predecessor) for all dates and periods prior to May 7, 2021.
•The contribution of Banco Inter consolidated assets and liabilities at book value on May 7, 2021;
•Inter & Co and its consolidated subsidiaries (including Banco Inter) operating results and cash flows from May 7, 2021 and the financial position of Inter & Co as of December 31, 2021 and December 31, 2022.
•As the statutory equity reserves of Banco Inter are no longer applicable to Inter & Co, these statutory reserves were transferred to the retained earnings account on May 7, 2021, the date of this initial reorganization.
•The recognition of non-controlling interest on June 23, 2022, relating to the transfer from non-controlling interest to equity of the Company of the Banco Inter shareholders that exchanged their Banco Inter shares to shares and/or BDRs of the Company and the payment to shareholders of Banco Inter who opted to receive cash in lieu of shares of the Company (instead of shares and BDRs of the Company).
The Group’s objective is to operate as a digital multi-service bank for individuals and companies, and among its main activities are real estate loans, payroll credit, credit for companies, rural loans, credit card operations, checking account, investments, insurance services, as well as a marketplace of non-financial services provided by means of its subsidiaries. The operations are conducted within the context of the set of companies in the Group, working in the market in an integrated way.
F-9

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
2.Basis for preparation
a.Compliance statement
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
These consolidated financial statements were approved by the Board of Director’s meeting on April 28, 2023 .
b.Functional and presentation currency
These consolidated financial statements are presented in Brazilian Reais (BRL or R$), which is the functional currency of the Group. The operating companies adopt the Brazilian Real as their functional currency, except for the subsidiary Inter & Co Payments, Inc., which has the US dollar as its functional currency, being its conversion made as described in NE 4c. All balances were rounded to the nearest thousand, unless otherwise noted.
c.Use of estimates and judgments
In preparing these consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of the accounting policies of the Group and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from such estimates. Estimates and assumptions are reviewed on an ongoing basis. Adjustments, if any, related to changes in estimates are recognized prospectively.
•Classification of financial assets (see notes 6 and 7) - evaluation of the business model in which the assets are held and evaluation if the contractual terms of the financial asset relate only to payments of principal and interest (SPPI test).
•The measurement of the provision for expected credit losses on financial assets (see notes 4e and 12) measured at amortized cost and fair value through other comprehensive income (FVOCI) requires the use of complex quantitative models and assumptions about future economic conditions and credit behavior. Several significant judgments are also needed to apply the accounting requirements for measuring expected credit loss, such as: determining the criteria to evaluate the significant increase in credit risk; selecting quantitative models; and establishing different prospective scenarios and their weighting, among others.
•Basis for consolidation (see note 4a): whether Inter has de facto control over an investee;
•Business combination (see note 4b): determination of fair values of assets acquired and liabilities assumed in business combinations.
•Income from equity interests in associates (see note 14): whether Inter has significant influence over an associate
•Impairment test of intangible assets and goodwill (see notes 16 and 4h): key assumptions related to gross expected cash flow, growth rates and discount rates.
•Deferred tax asset (note 32): the expected realization of the deferred tax asset is based on projected future taxable income and other technical studies.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
3.Changes to significant accounting policies
New accounting standards, amendments to accounting standards, and interpretations have been published that are not mandatory for the December 31, 2022, reporting period and have not been early adopted by the Company. These standards, amendments, or interpretations are not expected to have a material impact on the Company in the current or future reporting periods.
•Definition of Accounting Estimates – Amendments to IAS 8
•Classification of Liabilities as Current or Non-Current – Amendments to IAS 1
•Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2
•Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12.
•Insurance Contracts – IFRS 17
New or revised accounting pronouncements adopted in 2022
The following new or revised standards have been issued by IASB, were effective for the year covered by these consolidated financial statements, and had no significant impact.
•Reference to the Conceptual Framework (Amendments to IFRS 3); and
•Annual Improvements to IFRS Standards 2018-2020 (Amendments to IFRS 9 and IFRS 16).
4.Significant accounting policies
The accounting policies described below were applied in all periods presented in the consolidated financial statements.
a.Basis for consolidation
Companies that Inter controls are classified as subsidiaries. The Company controls an entity when it is exposed to or has rights to the variable returns arising from its involvement with the entity and has the ability to use its power over such entity to affect the amount of their returns.
The subsidiaries are consolidated in full as from the date the Company gains control of their activities until the date on which control ceases to exist. With regard to the significant restrictions on the Group’s ability to access or use the assets and settle the Group's liabilities, only the regulatory restrictions, linked to the compulsory reserves maintained in compliance with the requirement of the Central Bank of Brazil, which restrict the ability of subsidiaries of Inter to transfer cash to other entities within the economic group. There are no other legal or contractual restrictions and no guarantees or other requirements that may restrict that dividends and other capital distributions are paid or that loans and advances are made or paid to (or by) other entities within the economic group.
The following table shows the subsidiaries in each year:

					Share in the capital (%)		Inter Level (*)
Entity	Branch of Activity	Common Shares and/or Quotas	functional currency	Country	12/31/2022	12/31/2021	12/31/2020
Direct subsidiaries
Interco Securities LLC (a)	Holding Company	—	US$	USA	100.0%	—	—
Inter & Co Participações Ltda. (b)	Holding Company	1,500,000	BRL	Brazil	100.0%	—	—
Inter Us Holding, LLC	Holding Company	100	US$	USA	100.0%	—	—
INTRGLOBALEU Serviços Administrativos, LDA (c)	Holding Company	1	EUR	Portugal	100.0%	—	—

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

					Share in the capital (%)		Inter Level (*)
Entity/Fund	Branch of Activity	Common Shares and/or Quotas	functional currency	Country	12/31/2022	12/31/2021	12/31/2020
Indirect subsidiaries
Inter Holding Financeira S.A.	Holding Company	401,159,540	BRL	Brazil	100.0%	100.0%	—
Banco Inter S.A.	Multiple Bank	1,297,308,713	BRL	Brazil	100.0%	31.4%	—
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	TVM Distributor	24,583,333	BRL	Brazil	98.3%	30.9%	98.3%
Inter Digital Corretora e Consultoria de Seguros Ltda.	Insurance broker	59,750	BRL	Brazil	60.0%	18.8%	60.0%
Inter Marketplace Intermediação de Negócios e Serviços Ltda.	Marketplace	5,000,000	BRL	Brazil	100.0%	31.4%	99.9%
Inter Asset Holding S.A.	Asset management	7,000,000	BRL	Brazil	70.0%	22.0%	70.0%
Inter Titulos Fundo de Investimento	Investment Fund	489,302	BRL	Brazil	98.3%	30.7%	96.5%
BMA Inter Fundo De Investimento Em Direitos Creditórios Multissetorial	Investment Fund	5,000,000	BRL	Brazil	90.7%	28.3%	81.2%
TBI Fundo De Investimento Renda Fixa Crédito Privado	Investment Fund	388,157,511	BRL	Brazil	100.0%	31.4%	100.0%
TBI Fundo De Investimento Crédito Privado Investimento Exterior	Investment Fund	443,689,064	BRL	Brazil	100.0%	31.4%	—
IM Designs Desenvolvimento de Software Ltda.	Provision of services	50,000,000	BRL	Brazil	50.0%	15.7%	—
Acerto Cobrança e Informações Cadastrais S.A.	Provision of services	60,000,000,000	BRL	Brazil	60.0%	18.9%	—
Inter & Co Payments, Inc	Provision of services	16,000,000	US$	USA	100.0%	—	—
Inter Asset Gestão de Recursos Ltda	Asset management	30,680	BRL	Brazil	70.0%	22.0%	—
Inter Café Ltda.	Provision of services	10,000	BRL	Brazil	100.0%	31.4%	—
Inter Boutiques Ltda.	Provision of services	10,000	BRL	Brazil	100.0%	31.4%	—
Inter Food Ltda.	Provision of services	7,000,000	BRL	Brazil	70.0%	22.0%	70.0%
Inter Viagens e Entretenimento Ltda.	Provision of services	1,000	BRL	Brazil	100.0%	—	—

(*)    The variations in the percentages presented above are related to the corporate reorganization presented in note 1. The share in the capital presented on December 31, 2020, considers the level of Banco Inter S .A. as parent company, while the interest on equity capital presented on December 31, 2022 and 2021 considers Inter & Co as parent company.
(a)    On September 14, 2022, the incorporation of Inter & Co Securities LLC in the US jurisdiction was approved, with no assets, liabilities or contingencies.
(b)    On November 14, 2022, the incorporation of Inter & Co Participações Ltda. was approved, company incorporated in Brazil, whose corporate purpose is the participation in other companies.
(c)    On December 20, 2022, the incorporation of INTRGLOBALEU Serviços Administrativos, LDA was approved, the company was established in Portugal as part of the internationalization process. It is a non-operating holding company with no assets, liabilities or contingencies.
Non-controlling interest
The Group recognizes the portion related to non-controlling interests in shareholders’ equity in the consolidated balance sheet. In transactions involving purchase of interests with non-controlling shareholders, the difference between the amount paid and the interest acquired is recorded in shareholders’ equity. Gains or losses on sales to non-controlling shareholders are also recorded in shareholders’ equity. The share in the capital of subsidiaries as of December 31, 2020, refers to the percentage held by Banco Inter, the participation percentages as of December 31, 2022 and 2021 were impacted by the corporate reorganization and show the indirect share in the capital held by Inter & Co, Inc. The company holds more than 50% or more of the voting capital of all indirect subsidiaries.
Balances and transactions eliminated on consolidation
Intra-group balances and transactions, including any unrealized gains or losses arising from intra-group transactions, are eliminated in the consolidation process. Unrealized losses are eliminated only to the extent that there is no evidence of impairment.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
b.Business combination
Business combinations are recorded using the acquisition method when the set of acquired activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a set of activities and assets is a business, Inter assesses whether the acquired set of assets and activities includes at least one input and one substantive process that together contribute significantly to the ability to generate outputs.
Inter has the option to apply a "concentration test" that allows for a simplified assessment of whether a set of acquired activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.
The consideration transferred is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill arising on the transaction is tested annually for impairment. Gains on an bargain purchase are recognized immediately in the income statement. Transaction costs are recorded in the income statement as incurred, except for costs related to the issue of debt or equity instruments.
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
Inter & Co Payments, Inc
On January 14, 2022, the Group concluded the acquisition of 100% of the share capital of USEND, subsequently renamed to Inter & Co Payments, Inc. Inter & Co Payments, Inc., is a U.S based company with experience in foreign exchange and financial services, offering, among other products, a digital Global Account solution to perform money transfers between countries. It has licenses to act as a Money Transmitter in more than 40 US states, and can offer services such as digital wallet, debit card, bill payment, among others, to U.S residents.
i.Consideration transferred

The following table summarize the amount of consideration transferred:

In thousands of Brazilian reais
Cash	671,704
Cash to be paid	49,520
Total consideration transferred (a)	721,224

(a)    Amounts will be paid in annual installments over a three-year period.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
Identifiable assets acquired, liabilities assumed and goodwill
The fair value of identifiable assets and liabilities of Inter& Co Payments, Inc., at the acquisition date is as follows:

In thousands of Brazilian reais
Assets	502,361
Cash and cash equivalents	130,502
Property and equipment	6,464
Accounts receivable	209,772
Intangible assets	155,623
Liabilities	(335,896)
Borrowing and onlending	(2)
Other liabilities	(303,213)
Deferred tax liabilities	(32,681)
Total net identifiable assets acquired	166,465
Total consideration transferred	721,224
Goodwill on acquisition (a)	554,759

(a)    Inter prepared the study for the purchase price allocation (“PPA”) in the identifiable assets acquired, liabilities assumed and goodwill. The goodwill of R$554,759, resulting from the acquisition comprises the value of future economic benefits arising from the synergies from part of our internationalization strategy. The goodwill is not expected to be deductible for income tax and social contribution purposes. The discount rate to calculate the present value of the expected cash flows determined is based on the WACC methodology , in which the cost of capital is determined by the weighted average of the market value of the components of the capital structure (own and third parties), therefore the percentage used in the discount rate was 14.5%

ii.Fair value measurement
The techniques used to measure the fair value of significant assets acquired were as follows.

Assets acquired	Valuations technique
Intangible assets
We estimated the fair value of software using the Relief-from-Royalty method, which derives from the income approach. For this, the following assessment criteria were applied:
Revenue attributable to software, income tax deduction, application of discount rate, determination of useful life, tax benefit of amortization.

To calculate the value of licenses, the With or Without methodology was used, by measuring the impact on cash flow during the process of acquiring operating licenses in the US market. It was estimated that the average time to obtain such operating permits is 01 year. In this way, a postponement of revenue levels was considered, in addition to the expenditure for obtaining and renewing licenses throughout the projected period.

The Other assets line was identified and was mostly comprised of accounts receivable and prepaid expenses. No expected credit losses were identified in connection with the accounts receivables acquired.
The Other Liabilities line was assumed and was mainly composed of accounts payable to service providers abroad.
iii.Acquisition costs
Inter incurred acquisition-related costs of R$5,821 related to lawyer’s fees, audit and due diligence costs. These costs were recorded as “Administrative expenses” in the income statement.
iv.Contribution to the Group's results
In the year ended December 31, 2022, Inter & Co Payments Inc., contributed with a revenue of R$119,958 and a loss of R$22,252 to the Group´s result. There is no material difference between the actual contributions to revenue and loss and those assuming the acquisition was completed at the beginning of the reporting period.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
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
The consideration transferred related to the acquisition of Inter Boutiques is R$10 and was paid in a single payment in the first quarter of 2022.
In the year ended December 31, 2021, Inter Boutiques contributed with a revenue of R$2,202 and a profit of R$599 to the Group´s result.
Inter Food Ltda.
On May 13, 2021, Banco Inter acquired the shareholding control of “Inter Food”, mainly engaged in the provision of the program of benefits through an application to consumers and restaurants under Inter Food brand, through the acquisition of 70% of its voting shares.
The operations of Inter Food are held within the subsidiary of Inter Marketplace Intermediação de Negócios e Serviços Ltda.
In the year ended December 31, 2021, Inter Food contributed with a revenue of R$1,322 and a profit of R$163 to the Group´s result.
(i) Consideration transferred
The consideration transferred was R$8,350, of which R$7,350 was paid to the minority shareholders and R$1,000 was paid as capital contribution.
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
(i) Consideration transferred
The consideration transferred for the acquisition of IM Design was R$15,000 of which R$10,000 was paid at closing date and the remainder of R$5,000 was paid in the first semester of 2022.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
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
(i) Consideration transferred
The consideration transferred for the acquisition of Meu Acerto was R$45,000 of which R$25,000 is payable to the minority shareholders (R$7,250 upfront and R$17,750, part paid in 2022, and part to be paid in 2023) and R$20,000 payable as capital contribution carried out at closing date.
c.Foreign currency

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
Exchange variation adjustment
Assets and liabilities from foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into the Brazilian Real at the exchange rates prevailing at the reporting date. Revenues and expenses from foreign operations are translated to the Real at the exchange rates ascertained on the dates of the transactions.
The foreign currency differences generated in the translation into the presentation currency are recognized in other comprehensive income. If the subsidiary is not a wholly owned subsidiary, the corresponding portion of the translation difference is attributed to the non-controlling shareholders.
When a foreign entity is wholly or partially disposed of such that control, significant influence or joint control is lost, the cumulative amount of exchange rate changes related to such foreign entity is reclassified to income statement as part of profit or loss on disposal. If the Group disposes of part of its interest in a subsidiary but retains control, the relevant proportion of the cumulative amount is attributed to the interest of non-controlling shareholders.
d.Cash and cash equivalents
The balance of cash and cash equivalents consists of cash held and bank deposits on demand (in Brazil and abroad) and other short-term highly liquid investments with original maturity dates not exceeding three (3) months that are subject to insignificant risk of changes in their fair value. These instruments are used by the Group to manage its short-term commitments.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
e.Financial assets and liabilities
Financial assets and liabilities are initially booked at fair value, and subsequently, measured at amortized cost or fair value.
i.Classification and Measurement of Financial Assets
Financial Instruments are classified as financial assets into the following measurement categories:
•Amortized cost;
•Fair value through other comprehensive income (FVOCI); or
•Fair value through profit or loss (FVTPL).
The classification and subsequent measurement of financial assets depend on:
•The business model in which they are managed;
•The characteristics of their cash flows (Solely Payment of Principal and Interest Test - SPPI Test).
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
Classification
Based on these factors, Inter applies the following criteria for each classification category:
Amortized Cost
•Assets managed to obtain cash flows consisting only of payments of principal and interest (SPPI Test);
•Initially recognized at fair value plus transaction costs;
•Subsequently measured at amortized cost, using the effective interest rate;
•Interest, including the amortization of premiums and discounts, is recognized in the Income Statement under the line item Interest income calculated using the effective interest method.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
Financial Assets at Fair Value Through Other Comprehensive Income
•Assets managed both to obtain cash flows consisting only of payments of principal and interest (SPPI Test) and from sale;
•Initially recognized at fair value plus transaction costs and subsequently measured at fair value;
•Interest income is recognized in the Income Statement using the effective interest rate under the line item Interest income calculated using the effective interest method;
•Expected credit losses are recognized in the income statement;
•Unrealized gains and losses (except expected credit losses, currency rate differences, dividends and interest income) are recognized, net of applicable taxes, as other comprehensive income under the line item financial assets at FVOCI - net change in fair value.
Financial Assets at Fair Value Through Profit or Loss
•Assets that do not meet the classification criteria of the previous categories; or assets designated at initial recognition as at fair value through profit or loss to reduce "accounting mismatches";
•Initially recognized and subsequently measured at fair value;
•Transaction costs are recorded directly in the income statement;
•Gains and losses arising from changes in fair value are recognized in the income statement in the line item net gains/(losses) from derivatives or income from securities.
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
Interest income is calculated by applying the effective interest rate to the gross carrying amount of the financial asset.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
Fair value
Fair value is the price that would be received for the sale of an asset or that would be paid by the transfer of a liability in an orderly transaction between market participants at the measurement date.
Details on the fair value of financial instruments as well as on the fair value hierarchy are presented in Note nº 7.
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
Measurement of Expected Credit Loss
•Financial assets: the loss is measured at the present value of the difference between the contractual cash flows and the cash flows that the Group expects to receive discounted at the effective rate charged;
•Loan commitments: the loss is measured at the present value of the difference between the contractual cash flows that would be payable if the commitment was honored and the cash flows that the Group expects to receive;
•Financial guarantees: the loss is measured by the difference between the expected payments to the counterparty and the amounts that the Group expects to recover.
At every reporting period, the Group evaluates the expected loss of its credit portfolio.
The expected loss is calculated using the following inputs: probability of default (PD), loss given default (LGD) and exposure at default (EAD).
To calculate the expected credit loss, the loan portfolio is divided into products with similar characteristics, as follows: real estate loans; credit cards; consigned loans and corporate loans.
Subsequently, customers are classified into rating levels according to the PD associated with each one. For the PD estimation, customer behavior is considered, considering information from credit bureaus and internal historical data.
For the LGD estimate, an exercise period - asset recovery - of up to 60 months is considered, considering the nature of the operations. However, to calculate the recovered value, the loss of value over time is considered to measure the economic impacts on that asset.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
Inter & Co, Inc. uses the three-stage approach in measuring expected credit loss, given that financial assets are transferred from one stage to another based on changes in credit risk. The stages are as follows:
•Stage 1: the risk of loss in this stage does not present significant variations, the provision reflects expected losses resulting from potential defaults over the following 12 months;
•Stage 2: This stage will be applied for financial assets originated or acquired with no credit impairment issues, and which present a significant increase in risk since their initial recognition, but have not yet been impaired. In this assessment, qualitative and quantitative metrics will be considered in the determination of the risk of loss.
•Stage 3: In this stage, the financial instrument presents clear recoverability issues arising from one or more events that have already taken place and that resulted in loss. In this case, the amount of the provision for losses reflects the expected losses due to credit risk over the expected residual life of the financial instrument.
In the event that the credit risk increases or decreases, the financial instrument may be transferred to stages 2 and 3 (high risk), or return to stage 1(low risk) in the event it no longer presents credit impairment problems or it has been bought/originated with signs of impairment.
Finally, in order to incorporate the macroeconomic perspectives that might affect the financial conditions of the portfolio, a correction factor based on a macroeconomic model is used; it considers the main market indicators: Interbank deposit rate (DI), broad national consumer price index(IPCA), gross domestic product (PIB) and minimum wage.
The probability of default of each product group is calibrated using a multiplier, which contemplates the forecasts for the variables mentioned above, with variations that represent a base scenario and a market stress scenario. The forecasts of the macroeconomic variables used are obtained by means of a study by the Research department of Inter, in addition to the evaluation of external forecasts.
To determine the provision for expected losses, the PD calibrated by the macroeconomic model is multiplied by the LGD and EAD of each operation, which results in the final expected credit loss of each asset.
The areas of credit risk and data intelligence are responsible for defining the methodologies and modeling used to measure the expected loss in credit operations and to assess the evolution of the provision amounts, on a recurrent basis.
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
Financial Liabilities at Fair Value Through Profit or Loss: classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce "accounting mismatches". The Group designates financial liabilities, irrevocably, at fair value through profit or loss on initial recognition (fair value option), when the option reduces or significantly eliminates measurement or recognition inconsistencies.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
Derecognition and Modification of Financial Liabilities
The Group derecognizes a financial liability from the balance sheet when it is extinguished, i.e., when the obligation specified in the agreement is discharged, canceled or expired. An exchange of debt instrument or substantial modification of the terms of a financial liability results in the derecognition of the original financial liability and the recognition of a new one.
iii. Derivatives
All derivatives are recorded as financial assets when the fair value is positive, and as financial liabilities when the fair value is negative.
The Group has opted to continue to apply the accounting hedge requirements set forth in IAS 39 as at December 31, 2022, however, it may adopt the IFRS 9 requirements in future periods. Pursuant to this rule, derivatives may be designated and qualified as hedge instruments for accounting purposes and, depending on the nature of the hedged item, the method for recognizing fair value gains or losses will be different. All the following conditions shall be met to qualify as an accounting hedge:
•At the beginning of hedge, there is a formal designation and documentation of the hedge relationship and the objective and strategy of the entity's risk management;
•It is expected that hedge will be highly effective in achieving offsetting changes in the fair value or in the cash flows attributable to the hedged risk, consistent with the risk management strategy originally documented for this hedge relationship;
•For a cash flow hedge, an expected transaction that is subject to the hedge shall be highly likely and generate changes in cash flows that could ultimately affect profit or loss;
•The hedge effectiveness can be reliably measured, i.e., the fair value or the cash flows of the hedged item attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured; and
•The hedge effectiveness is measured on an ongoing basis and determined to be highly effective during all periods for which it was designated.
There are three possible types of hedges under the standards: fair value hedge, cash flow hedge and hedge of net investment in a foreign subsidiary. The Group uses only fair value hedge with derivatives as the hedging instruments.
For derivatives designated and qualified as part of a fair value hedge, the following practices are applied:
•The gain or loss resulting from the re-measurement of the hedging instrument at fair value is recognized in profit or loss; and
•The gain or loss resulting from the fair value measurement of the hedged item attributable to the designated risk is recognized in profit or loss. When the derivative expires or has been sold and the hedge or the accounting hedge criteria cease to be met, or the Group revokes the designation, the Group discontinues prospectively the hedge accounting. Any adjustment to the carrying amount of the hedged item is amortized in profit or loss.
In compliance with its risk management policies, as described in note 7, the Group uses derivative financial instruments, mainly swap registered with B3 (Brazil, Bolsa, Balcão), in market risk hedges of certain loans and advances to customers. The derivative financial instruments are presented in note 11.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
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
f.Non-current assets held for sale
Non-current assets held for sale include properties recovered from loans and advances to customers, if their carrying amount is expected to be recovered principally through sale rather than use. This condition is met only when the sale is highly probable, and the non-current asset is available for immediate sale in its current condition. Management must be committed to the sale, which, on recognition, is expected to be considered completed within one year of the classification date. The reclassification of assets to this balance sheet line item, when this condition is met, is carried out at the lower of its carrying amount and the fair value less costs to sell of the asset. The fair value less costs to sell of the properties is determined using the sales history of the previous year's inventory segregated according to the occupancy status (occupied or unoccupied) of the property. Subsequently, impairment is recognized if the fair value less costs to sell is lower than the book value.
g.Property and equipment
Recognition and measurement
Property and equipment items are measured at historical cost, excluding maintenance expenses, less accumulated depreciation and any accumulated impairment losses.
The cost includes expenses directly attributable to the acquisition of the asset. The cost of assets generated internally includes the cost of materials and direct labor as well as any other directly attributable costs required to make it ready for its intended use. Purchased software that is integral to the functionality of the related equipment is recorded as part of that equipment. The useful lives and residual values of the assets are reevaluated and adjusted, if necessary, at each balance sheet date or when applicable.
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
The estimated useful lives of items of property and equipment are as follows:

Description	Estimated useful lives

Buildings, furniture and equipment	10 years
Data processing system	5 years
The depreciation methods, the useful lives and the residual values are reviewed at each reporting date and adjusted if appropriate.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
h.Intangible assets
Goodwill
Goodwill results from the acquisition of subsidiaries and represents the excess of the sum of: (i) transferred consideration; (ii) the value of the non-controlling interest in the acquired company; (iii), in a business combination achieved in stages, the fair value of the Group’s previously held equity interest in the company, over the fair value of the identifiable net assets acquired; and (iv) the fair value of the identifiable assets acquired for business combinations not achieved in stages. Goodwill is not amortized, but is evaluated annually for impairment.
Customer relationships
Customer relationships are recognized at fair value on the acquisition date. Subsequently they are measured at cost less accumulated amortization. The amortization is calculated using the linear method over the expected life of the relationship with the customer.
Software
Purchased software and licenses are capitalized based on the costs incurred to acquire them and make them ready for use. These costs are amortized over their useful lives.
Software maintenance costs are recognized as an expense as incurred. Development costs, which are directly attributable to the design and testing of identifiable and unique software products controlled by the Group, are recognized as intangible assets.
Directly attributable costs, which are capitalized as part of the software, include the cost of employees allocated to software development and an allocation of applicable overhead expenses. Costs also include borrowing costs incurred during the software development period.
Software development costs recognized as assets are amortized over their estimated useful life.
Development cost
The cost of intangible assets generated internally includes all directly attributable expenses, necessary for creation, production and preparation of the asset to be able to function as intended by management. Development costs, which are directly attributable to a software development project controlled by the Group, are recognized as intangible assets. Directly attributable costs include the cost for employees allocated to the development of the software and an allocation of the applicable indirect expenses. The costs also include the financing costs incurred during the year of development of the software.
The development costs recognized as assets are amortized over their estimated useful life. The costs associated with software maintenance are recognized as expenses, as incurred.
Amortization
The estimated useful lives of intangible asset items are as follows:

Customer relationships	5 years
Internally developed software	3 to 10 years
Software and Licenses	6 to 10 years
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

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
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
Impairment losses recognized in prior years are assessed at each reporting date to detect indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation and amortization, if no impairment had been recognized.
j.Provisions
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
In establishing provisions, Management considers the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous proceedings, the complexity and the position of the courts and the assessment of the probability of loss.
Contingent liabilities are:
•a possible obligation arising from past events and whose existence may only be confirmed by the occurrence of one or more uncertain future events not fully within the Group’s control; or
•a present obligation stemming from past events that is not recognized because:
•it is not probable that an outflow of resources encompassing economic benefits shall be required in order to settle the obligation; or
•the amount of the obligation cannot be measured with sufficient certainty.
The provisions are measured at the best estimate of the disbursement required to settle the present obligation at the balance sheet date, considering:
•The risks and uncertainties involved;
•Where relevant, the financial effect produced by the discounted present value of future cash flows required to settle the obligation;
•Future events that may change the amount required to settle the obligation.
Contingent assets are recognized only when there is a secured guarantee or favorable court rulings over which there are no more appeals, characterizing the gain as practically certain. Contingent assets, whose expectation of success is probable, are disclosed when material.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
k.Employee Benefits
Short-term employee benefits
Short-term employee benefits are recognized as personnel expenses to the extent the corresponding service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation may be estimated reliably.
Share-based remuneration arrangements, settleable in shares
The fair value at the grant date of share-based compensation agreements granted to employees is recognized as an expense, with a corresponding increase in shareholders’ equity, during the period in which employees unconditionally acquire the right to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which there is an expectation that service and performance conditions will be met, in such a way that the final value recognized as an expense is based on the number of awards actually meeting the conditions of service and performance on the vesting date.
Cash-settled share-based compensation arrangements
The fair value of the amount payable to employees in respect of the cash-settled share appreciation rights is recognized as an expense with a corresponding increase in the liability over the period that the employees become unconditionally entitled to the payment. The liability is remeasured at each balance sheet date and at the settlement date, based on the fair value of the stock appreciation rights. Any changes in the fair value of the liability are recognized in the income statement as personnel expense.
l.Income tax and social contribution
Provisions are calculated considering the tax base in accordance with the relevant legislation and the applicable rates:
Deferred tax assets are recognized and measured based on expectations for realization, considering technical studies and analyses made by management.
The Group performs a study regarding the likelihood of acceptance by the ultimate taxation authority of any uncertain tax positions it adopts based on its evaluation of different factors, including interpretation of the fiscal laws and past experience. No additional provision was recognized for any of the open fiscal periods. Such evaluation is grounded on estimates and assumptions, which may involve judgments of future events. New information can be made available, which would lead the Group to change its judgment regarding the suitability of the existing provision. Any such changes will impact the income tax expenses in the year they are made.
Current taxes
Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year and any adjustment to tax payable in respect of previous years. It is measured based on tax rates enacted or substantively enacted at the reporting date.
Deferred taxes
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for taxation purposes. The tax benefit of tax loss carryforwards is recognized only when it is probable that future taxable profits shall be generated in sufficient amounts to allow it to be realized. Income tax and social contribution expenses are recognized in the Income Statement, unless related to the valuation of financial instruments at FVOCI when these are recognized in other comprehensive income.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
m.Interest
Interest income and expenses are calculated using the effective interest method (see note 4c) for all financial instruments at amortized cost and FVOCI.
The fair value changes of derivative financial instruments qualified for fair value hedges of interest rates are recorded as interest income or expenses in the same line item where the changes in the fair value of the hedged items are recorded.
n.Net result from services and commissions
The Group recognize revenue using a five step model as follows:
•Step 1 - Identify the contract(s) with the customer
•Step 2 - Identify the performance obligations in each contract
•Step 3 - Determine the transaction price in accordance with the contractual terms. If a contract includes variable consideration, the Group estimates the amount of consideration that it will be entitled to in exchange for transferring the promised goods or services to the customer, applying the constraint.
•Step 4 - Allocate the transaction price to the performance obligations in the contract based on their stand-alone selling price. The stand-alone selling price of the service is the price at which the Group would sell a service separately to a customer on a segregated basis. The best evidence of a stand-alone selling price is the observable price of a service when the Group sells that service separately under similar circumstances and to similar customers. If the service is not sold to a customer separately, the stand-alone selling price is estimated using an appropriate method. When estimating a stand-alone selling price, all information (including market conditions) that is available is considered and the use of observable data is maximized.
•Step 5 - Recognize revenue when (or as) the entity satisfies a performance obligation (i.e. the service is effectively rendered).
The significant revenues of the Group are:
•Interchange fees are commission income from card transactions carried out by customers with cards issued by the Group. The performance obligation is satisfied when the transaction is made. The transaction price is pre-defined percentage of the total payment made using the card.
•Asset management activities (management of third party resources) generate management and performance fees. Management fees are recognized as the service is performed in each year. The performance fees are variable and are recognized at the end of each performance period when it is highly probable that a significant reversal will not subsequently occur.
•Income from bank fees is primarily related to account opening fees and fees charged for interbank transfers made by Inter account holders, and are recognized when the services are provided. The transaction price is the contractual amount.
•Commission and intermediation revenues relate to the intermediation of the sale of products and services. Revenues are recognized when the service of intermediation is performed at which point the performance obligation is satisfied. The transaction price is the contractual amount which, generally, is a percentage of the sale value.
•Income from credit operations refer to income from loans and financing in operations carried out at pre- and post-fixed rates. The transaction price is the contract value.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
o.Equity
Share capital
The class A and class B shares are classified in equity. Additional costs directly attributable to the issuance of new shares or options are included in equity as a deduction of the amount raised, net of taxes.
Earnings per share
Basic earnings per share is calculated by dividing the net earnings attributable to shareholders of the Company by the weighted average number of shares outstanding during the year, excluding the average number of shares held in treasury.
Diluted earnings is calculated by dividing the net earnings attributable to shareholders of the Company by the weighted average number of shares outstanding during the year, excluding the average number of shares held in treasury and adjusted for the effects of all dilutive potential ordinary shares.
p.Lease
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
The right-of-use asset is subsequently depreciated by the straight line method from the start date to the end date of the lease term, unless the lease transfers the ownership of the underlying asset to the Group at the end of the lease term, or if the lease includes purchase options which the Group is reasonably certain to exercise. In these cases, the right-of-use asset is depreciated over the useful life of the asset. Furthermore, the right-of-use asset is periodically assessed for impairment, if any, and adjusted for certain re-measurements of the lease liability.
The lease liability is initially measured at present value of the outstanding lease payments discounted by the implicit interest rate of the lease or, if this rate cannot be determined, by the incremental borrowing rate of Inter.
Inter determines its incremental borrowing rate from interest rates on funding received from third parties adjusted to reflect the contract terms and the type of asset leased.
The lease payments included in the lease liability measurement comprise the following:
•fixed payments;
•variable lease payments, which depend on an index or rate, initially measured using the index or the rate on the start date;
•amounts expected to be paid by the Inter, according to the residual value guarantees;
•the price to exercise the purchase option, if the Inter is reasonably certain to exercise such option; and
•payments of fines for lease termination, if the lease term reflects the exercise of the option of the Inter to terminate the lease.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
•The lease liability is measured at amortized cost, using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the of Inter estimate of the amount expected to be payable under a residual value guarantee, if the Inter changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
The Inter presents right-of-use assets as ‘Property and equipment” and lease liabilities in “Other liabilities” in the balance sheet.
Lease of low-value assets and short term leases
The Inter opted not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Inter recognizes lease payments associated with these leases as an expense on a straight-line basis over the lease term.
5.Operating segments
Operating segments are components of Inter that engage in business activities from which they may earn revenues and incur expenses and whose operating results are regularly reviewed by the chief operating decision maker to make decisions about the allocation of resources and to assess performance. The chief operating decision maker, responsible for allocating resources, evaluating the performance of the operating segments and responsible for making strategic decisions for the Inter, is the Board of Directors.
In 2022, there was a change to the information reported internally to the Board of Directors and the number of reportable segments was reduced from six to four. The main changes were:
–the aggregation of the asset management segment with the securities segment to form the Investments segment;
–the transfer of some of the activities of the services segment to the banking segment, to form the Banking & Spending segment;
–the transfer of the remainder of the activities of the services segment to ‘others’; and
–change in the name of the marketplace segment which is now known as the Inter Shop & Commerce Plus segment
As a result the operations of the Group are divided into four reportable segments: Banking & Spending; Investments; Insurance Brokerage; and Inter Shop & Commerce Plus. Prior period segment disclosures have been retrospectively restated to conform to current year presentation.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
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
a.Banking & Spending
This segment comprises a wide range of banking products and services, such as checking accounts, cards, deposits, loans and advances and other services, which are available to the customers primarily by means of Inter’s mobile application. Part of this segment also comprises debt collection service. This segment offers foreign exchange and financial services, as well as a Global Account digital solution for money remittances between countries, among others.
b.Investments
This segment is responsible for operations related to the acquisition, sale and custody of securities, the structuring and distribution of securities in the capital market and operations related to the management of fund portfolios and other assets (purchase, sale, risk management). Revenues consist primarily of administration fees and commissions charged to investors for the rendering of such services.
c.Insurance Brokerage
This segment offers insurance products underwritten by insurance companies with which Inter has an agreement (‘partner insurance companies’), including warranties, life, property and automobile insurance and pension products, as well as consortium products provided by a third party with whom Inter has a commercial agreement. The income from brokerage commissions is recognized in the income statement when services are provided, that is, when the performance obligation is fulfilled upon sale to the customer.
d.Inter Shop & Commerce Plus
This segment includes sales of goods and/or services with partner companies through our digital platform. The commission income comprises basically commissions received for sales and/or for the rendering of these services.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
Segment information

	As of and for December 31, 2022
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop & Commerce Plus	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	2,717,951	4,901	26	11	2,722,889	96,533	(16,764)	2,802,658
Interest expenses	(1,903,112)	(17,228)	(99)	—	(1,920,439)	(71,042)	18,631	(1,972,850)
Net interest income	814,839	(12,327)	(73)	11	802,450	25,491	1,867	829,808

Revenues from services and commissions	499,708	87,078	81,903	291,953	960,642	8,969	(1,572)	968,039
Expenses from services and commissions	(123,873)	(1)	—	(4)	(123,878)	(6,927)	1,572	(129,233)
Net result from services and commissions	375,835	87,077	81,903	291,949	836,764	2,042	—	838,806

Income from securities	1,503,538	25,075	1,330	17,313	1,547,256	67,271	(142,790)	1,471,737
Net gains / (losses) on derivatives	32,168	—	—	—	32,168	1,716	—	33,884
Other revenues	501,181	25,349	47,393	58,082	632,005	12,078	(255,621)	388,462

Revenues	3,227,561	125,174	130,553	367,355	3,850,643	108,598	(396,544)	3,562,697

Impairment losses on financial assets	(1,083,538)	855	—	—	(1,082,683)	(554)	—	(1,083,237)
Personnel expenses	(685,072)	(15,575)	(8,278)	(19,087)	(728,012)	(5,593)	—	(733,605)
Depreciation and amortization	(155,840)	(2,780)	(616)	(4,615)	(163,851)	(121)	—	(163,972)
Other administrative expenses	(1,572,633)	(48,232)	(25,024)	(82,004)	(1,727,893)	(15,179)	—	(1,743,072)

Income before taxes and investments in associates	(269,522)	59,442	96,635	261,649	148,204	87,151	(396,544)	(161,189)

Income from equity interests in associates	(17,384)	—	—	—	(17,384)	—	—	(17,384)

Profit (loss) before taxes	(286,906)	59,442	96,635	261,649	130,820	87,151	(396,544)	(178,573)

Current income tax and social contribution	—	(17,294)	(31,624)	(56,369)	(105,287)	(1,338)	—	(106,625)
Deferred income tax and social contribution	249,311	242	151	—	249,704	21,415	—	271,119
Income tax benefit	249,311	(17,052)	(31,473)	(56,369)	144,417	20,077	—	164,494

Profit (loss) for the year	(37,595)	42,390	65,162	205,280	275,237	107,228	(396,544)	(14,079)

Total assets	46,473,673	464,654	148,411	490,752	47,577,490	22,199,379	(23,433,769)	46,343,100
Total liabilities	39,353,463	380,246	93,001	183,568	40,010,278	159,782	(916,064)	39,253,996
Total equity	7,120,210	84,408	55,410	307,184	7,567,212	22,039,597	(22,517,705)	7,089,104

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

	As of and for December 31, 2021 - Recast
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop & Commerce Plus	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	1,398,269	875	—	—	1,399,144	43,447	(7,163)	1,435,428
Interest expenses	(543,899)	(8,012)	—	—	(551,911)	—	8,669	(543,242)
Net interest income	854,370	(7,137)	—	—	847,233	43,447	1,506	892,186

Revenues from services and commissions	248,446	59,950	51,670	180,528	540,594	1,975	—	542,569
Expenses from services and commissions	(100,297)	—	—	—	(100,297)	—	—	(100,297)
Net result from services and commissions	148,149	59,950	51,670	180,528	440,297	1,975	—	442,272

Income from securities	766,196	12,856	5,427	371	784,850	15,383	(54,620)	745,613
Net gains / (losses) on derivatives	(56,006)	—	—	—	(56,006)	7,676	—	(48,330)
Other revenues	349,657	30,184	53	2,862	382,756	20	(192,694)	190,082
Revenues	2,062,366	95,853	57,150	183,761	2,399,130	68,501	(245,808)	2,221,823

Impairment losses on financial assets	(595,610)	—	—	—	(595,610)	29	(146,808)	(595,581)
Personnel expenses	(414,082)	(10,317)	(6,615)	(9,804)	(440,818)	(2,510)	—	(443,328)
Depreciation and amortization	(90,585)	(631)	(338)	(2,637)	(94,191)	(60)	11,467	(94,251)
Other administrative expenses	(1,251,164)	(33,704)	25,354	(26,802)	(1,286,316)	(14,008)	(54,255)	(1,310,961)

Income before taxes and investments in associates	(289,075)	51,201	75,551	144,518	(17,805)	51,952	(435,404)	(222,298)

Income from equity interests in associates	(8,764)	—	—	—	(8,764)	—	—	(8,764)

Profit (loss) before taxes	(297,839)	51,201	75,551	144,518	(26,569)	51,952	(435,404)	(231,062)

Current income tax and social contribution	—	(13,953)	(10,791)	(25,970)	(50,714)	(1,727)	—	(52,441)
Deferred income tax and social contribution	229,352	(918)	—	—	228,434	—	83,841	228,434
Income tax benefit	229,352	(14,871)	(10,791)	(25,970)	177,720	(1,727)	83,841	175,993

Profit (loss) for the year	(68,487)	36,330	64,760	118,548	151,151	50,225	(351,563)	(55,068)

Total assets	36,609,675	379,389	124,670	232,470	37,346,204	6,231,057	(6,950,924)	36,626,337
Total liabilities	28,204,305	320,743	69,890	90,756	28,685,694	16,837	(525,977)	28,176,554
Total equity	8,405,371	58,646	54,780	141,714	8,660,511	6,214,220	(6,424,947)	8,449,784

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

	As of and for December 31, 2020 - Recast
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop & Commerce Plus	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	912,455	1	546	—	913,002	31,506	(1,700)	942,808
Interest expenses	(156,152)	(53)	—	—	(156,205)	(28,949)	819	(184,335)
Net interest income	756,303	(52)	546	—	756,797	2,557	(881)	758,473

Revenues from services and commissions	154,985	34,866	34,072	33,574	257,497	(352)	—	257,145
Expenses from services and commissions	(71,611)	—	—	—	(71,611)	—	—	(71,611)
Net result from services and commissions	83,374	34,866	34,072	33,574	185,886	(352)	—	185,534

Income from securities	9,760	1,138	—	82	10,980	1,080	—	12,060
Net gains / (losses) on derivatives	(54,418)	—	—	—	(54,418)	—	—	(54,418)
Other revenues	150,770	—	—	—	150,770	—	(40,888)	109,882

Revenues	945,789	35,952	34,618	33,656	1,050,015	3,285	(41,769)	1,011,531

Other income	109,216	—	—	—	109,216	—	—	109,216
Impairment losses on financial assets	(213,689)	—	—	—	(213,689)	—	—	(213,688)
Personnel expenses	(213,633)	(5,778)	(5,517)	(4,168)	(229,096)	—	—	(229,096)
Depreciation and amortization	(43,178)	(350)	(131)	—	(43,659)	—	—	(43,659)
Other administrative expenses	(610,287)	(28,415)	5,072	(5,975)	(639,605)	(1,724)	—	(641,327)

Profit (loss) before taxes	(25,782)	1,409	34,042	23,513	33,182	1,561	(41,769)	(7,023)

Current income tax and social contribution	—	(1,400)	(4,808)	(6,958)	(13,166)	—	—	(13,166)
Deferred income tax and social contribution	49,373	1,503	—	—	50,876	—	—	50,875
Income tax benefit	49,373	103	(4,808)	(6,958)	37,710	—	—	37,709

Profit for the year	23,591	1,512	29,234	16,555	70,892	1,561	(41,769)	30,686

Total assets	19,892,178	85,881	81,289	69,382	20,128,730	425,360	(632,978)	19,921,112
Total liabilities	16,615,767	49,015	45,771	47,957	16,758,510	4,565	(166,178)	16,596,897
Total equity	3,276,411	36,866	35,518	21,425	3,370,220	420,795	(466,800)	3,324,215
6.Financial risk management
The Inter’s financial risk management covers credit, market, liquidity and operational risks. Management activities are carried out by specific and specialized structures, according to policies, strategies and processes described for each of these risks with the objective of identifying and measuring possible impacts and solutions and ensuring the continuity and the quality of the Group’s business.
The model adopted by the Inter involves a structure of areas and committees ensuring:
•Segregation of function;
•Specific structure for risk management;
•Defined management process;
•Decisions at various hierarchical levels;
•Clear norms and competence structure;
•Defined limits and margins; and
•Reference to best management practices.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
a.Credit risk
The definition of credit risk includes, among others:
•Counterparty risk: possibility of a failure, by a given counterparty, to honor obligations regarding the settlement of transactions involving the trading of financial assets, including those related to the settlement of derivative financial instruments.
•Principal risk: possibility of disbursements to honor sureties, guarantees, co-obligations, credit commitments, or other such operations of a similar nature.
•Risk of intermediary: possibility of losses associated with a failure to comply with agreed financial obligations by an intermediary or a party to a covenant for loans and advances to customers.
•Concentration risk: possibility of credit losses arising from significant exposure to a borrower or counterparty, a risk factor, a group of borrowers or counterparties related through common characteristics, as per note 12.
Credit risk management aims to identify, evaluate, control, mitigate and monitor risk exposure, to contribute to safeguarding Inter’s financial solidity and solvency and ensure alignment with shareholders´ interests.
In order to ensure that the loan process is aligned with the strategic objectives, the Inter establishes in its Credit Risk Policy:
•The evaluation of the ability to pay and likelihood of loss for each customer;
•The establishment of limits for transactions with individuals and legal entities;
•The definition of how credit shall be released to the customer; and
•The monitoring and tracking of portfolios subject to credit risk.
Inter has a structured process in order to maintain the diversification of its portfolio regarding the concentration of the largest debtors per geographical region, segment and sector of activity.
Mitigation of Exposure
In order to maintain the exposures within the risk levels established by senior management, Inter adopts measures to mitigate credit risk. Exposure to credit risk is mitigated through the structuring of guarantees, adapting the risk level to be incurred to the characteristics of the collateral taken at the time of granting. Risk indicators are monitored on an on-going basis and proposal for alternatives forms of mitigation are assessed, whenever the exposure behavior to credit risk of any unit, region, product or segment requires it. Additionally, credit risk mitigation takes place through product repositioning and adjusting operational processes or operation approval levels.
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
In 2022 there was no material changes to the nature of the credit risk exposures, how they arise or the Group’s objectives, policies and processes for managing them, although Inter continues to refine its internal risk management processes.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
Measurement
The measurement of credit risk by Inter is carried out considering the following:
•At the time that credit is granted, an assessment of a customer’s financial condition is undertaken through the application of qualitative and quantitative methods and using information collected from the market, in order to support the adequacy of the risk exposure being proposed;
•The assessment is carried out at the counterparty level, considering information on guarantors where applicable. The exposure to the credit risk is also measured in extreme scenarios, using stress techniques and scenario analysis. The models applied to determine the rating of customers and loans are reviewed periodically in order to ensure they reflect the macroeconomic scenario and actual loss experience, as per information in note 12;
•The aging of late payments in portfolios is monitored in order to identify trends or changes in the behavior of non-performing loans and allow the adoption of mitigating measures when required;
•Expected credit loss reflects the risk level of loans and allows monitoring and control of the portfolio’s exposure level and the adoption of risk mitigation measures;
•The expected credit loss is a forecast of the risk levels of the credit portfolio. Its calculation is based on the historical payment behavior and the distribution of the portfolio by product and risk level. This is a key input to the process of pricing loans and advances to customers; and
•In addition to the monitoring and measurement of indicators under normal conditions, simulations of changes in business environment and economic scenario are also performed in order to predict the impact of such changes in levels of exposure to risks, provisions and balance of such portfolios and to support the process of reviewing the exposure limits and the credit risk policy.
b.Description of guarantees
The financial instruments subject to credit risk are subject to careful assessment of credit prior to being contracted and disbursed and risk assessment is ongoing throughout the term of the instruments. Credit assessments are based on an understanding of the customers’ operational characteristics, their indebtedness capacity, considering cash flow, payment history and credit reputation, and any guarantees given.
Loans and advances to customers, as shown in Note 10, are mainly represented by the following operations:
•Working capital operations: are guaranteed by receivables, promissory notes, sureties provided by their owners and occasionally by property or other tangible assets, when applicable;
•Payroll loans repayments: are mainly represented by payroll loan cards and personal loans. These are deducted directly from the borrowers’ pensions, income or salaries and settled directly by the entity responsible for making those payments (e.g. company or government body); The operations of FGTS (Guarantee Fund for Time of Service) anniversary withdrawal are guaranteed by transfer;
•Personal loans and credit cards: generally, do not have guarantees;
•Real estate financing: is collateralized by the real estate financed.
Repossessed collateral is generally sold at public auctions, free of any charges or encumbrances with no guaranty.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
Guarantees of real estate loans and financing
The tables below present the credit exposure of real estate loans and advances to retail customers by loan-to-value (LTV) ratio. LTV is calculated as the proportion of the gross value of the loans or the value of the outstanding loans to the value of collateral. The gross value of the loans excludes any provision for impairment. The assessment of guarantee of real estate loans is based on the value adjusted for changes in real estate price indexes:

	12/31/2022	12/31/2021
Lower than 30%	693,322	582,421
31 - 50%	1,689,190	1,584,454
51 - 70%	2,308,021	2,116,015
71 - 90%	1,503,703	756,870
Higher than 90%	57,577	81,651
	6,251,813	5,121,411
c.Liquidity risk
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
The liquidity risk management structure is segregated and works proactively with the aim of monitoring and preventing any breach of limits on liquidity ratios. The monitoring of liquidity risk encompasses the entire flow of receipts and payments for the Group so that risk mitigating actions may be implemented. This monitoring is carried out primarily by the Assets and Liabilities Committee and the Risk and Capital Management Committee. These committees evaluate liquidity risk information that is available in the Group’s systems, such as:
•Top 10 investors;
•Mismatch between assets and liabilities;
•Net Funding;Liquidity limits;Maturity forecast;
•Stress tests based on internally defined scenarios;
•Liquidity contingency plans;
•Monitoring of asset and liability concentrations;
•Monitoring of Liquidity Ratio and funding renewal rates; and
•Reports with information on positions held by Inter and its subsidiaries.
In 2022 there was no material changes to the nature of the liquidity risk exposures, how they arise or the Group’s objectives, policies and processes for managing them, although the Group continues to refine its internal risk management processes.
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

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
d.Analyses of financial instruments by remaining contractual term
The table below presents the projected future realizable value of Inter’s financial assets and liabilities by contractual term:

	12/31/2022
	Note	Up to 3 months	3 months to 1 year	1 year to 5 years	Above 5 years	Total
Financial assets
Cash and cash equivalents	8	1,331,648	—	—	—	1,331,648
Compulsory deposits at Central Bank of Brazil		2,854,778	—	—	—	2,854,778
Amounts due from financial institutions	9	4,258,856	—	—	—	4,258,856
Securities	10	666,788	272,489	4,563,769	6,945,519	12,448,565
Loans and advances to customers	12	6,222,386	5,916,020	1,254,709	9,305,213	22,698,328
Other assets	17	—	—	87,318	—	87,318
Total financial assets		15,334,456	6,188,509	5,905,796	16,250,732	43,679,493

Financial liabilities
Liabilities with financial and similar institutions	9	7,906,897	—	—	—	7,906,897
Liabilities with customers	18	14,873,030	849,420	7,920,354	—	23,642,804
Securities issued	19	1,149,070	421,032	4,632,063	—	6,202,165
Derivative financial liabilities	20	—	—	37,768	—	37,768
Borrowing and onlending	21	4,988	4,137	10,632	16,691	36,448
Total financial liabilities		23,933,985	1,274,589	12,600,817	16,691	37,826,082

	12/31/2021
	Note	Up to 3 months	3 months to 1 year	1 year to 5 years	Above 5 years	Total
Financial assets
Cash and cash equivalents	8	500,446	—	—	—	500,446
Compulsory deposits at Central Bank of Brazil		2,399,488	—	—	—	2,399,488
Amounts due from financial institutions	9	2,051,862	—	—	—	2,051,862
Securities	10	474,509	203,017	3,593,103	8,487,058	12,757,687
Derivative financial instruments	11	86,948	—	—	—	86,948
Loans and advances to customers	12	4,616,124	3,868,156	1,267,016	7,465,066	17,216,362
Other assets	17	—	—	77,154	—	77,154
Total financial assets		10,129,377	4,071,173	4,937,273	15,952,124	35,089,947

Financial liabilities
Derivative financial liabilities	9	—	29,452	37,093	—	66,545
Liabilities with financial and similar institutions	18	5,306,020	35,444	—	—	5,341,464
Liabilities with customers	19	11,360,378	6,956,400	16,765	—	18,333,543
Securities issued	20	112,591	3,349,639	109,863	—	3,572,093
Borrowing and onlending	21	99	1,087	23,886	—	25,071
Total financial liabilities		16,779,088	10,372,022	187,607	—	27,338,716

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
e.Financial assets and liabilities using a current/non-current classification
The table below represents Group’s current financial assets (expected to be realized within 12 months of the reporting date), non-current financial assets (expected to be realized more than 12 months after the reporting date) and current financial liabilities (it is due to be settled within 12 months of the reporting date) and non-current financial liabilities (is due to be settled more than 12 months after the reporting date)

	12/31/2022
	Current	Non-current	Total
Assets
Cash and cash equivalents	1,331,648	—	1,331,648
Amounts due from financial institutions	4,258,856	—	4,258,856
Compulsory deposits at Central Bank of Brazil	2,854,778	—	2,854,778
Securities	939,277	11,509,288	12,448,565
Loans and advances to customers, net of loss	11,159,852	10,220,066	21,379,916
Other assets	—	87,318	87,318
Total assets	20,544,411	21,816,672	42,361,081

Liabilities
Liabilities with financial institutions	7,906,897	—	7,906,897
Liabilities with customers	15,722,450	7,920,354	23,642,804
Securities issued	1,570,102	4,632,063	6,202,165
Derivative financial liabilities	—	37,768	37,768
Borrowing and onlending	9,126	27,323	36,448
Total liabilities	25,208,575	12,617,508	37,826,082

	12/31/2021
	Current	Non-current	Total
Assets
Cash and cash equivalents	500,446	—	500,446
Amounts due from financial institutions	2,051,862	—	2,051,862
Compulsory deposits at Central Bank of Brazil	2,399,488	—	2,399,488
Derivative financial instruments	86,948	—	86,948
Securities	677,960	12,079,727	12,757,687
Loans and advances to customers, net of loss	7,995,755	8,539,675	16,535,430
Other assets	—	77,387	77,387
Total assets	13,712,452	20,696,789	34,409,248

Liabilities
Liabilities with financial institutions	5,341,464	—	5,341,464
Liabilities with customers	18,316,778	16,765	18,333,543
Securities issued	3,462,230	109,863	3,572,093
Derivative financial liabilities	29,452	37,093	66,545
Borrowing and onlending	1,186	23,886	25,071
Total liabilities	27,151,110	187,607	27,338,716

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
f.Market risk
Market risk is the possibility of losses arising from fluctuations in the fair value of financial instruments held by the Institution and its subsidiaries, including risks of transactions subject to changes in exchange rates, interest rates, stock prices and commodity prices.
At Group, market risk management has, among others, the objective of supporting the business areas, establishing processes and implementing tools necessary for the assessment and control of related risks, enabling the measurement and monitoring of risk levels, as defined by Senior Management.
Market risk positions are analyzed and monitored by the Asset and Liability Committee where the control reports and management positions are analyzed. Market risk controls allow the analytical assessment of information and are in a constant process of improvement, seeking to provide a view that is more in line with the current needs of Inter and its subsidiaries. The Group and its subsidiaries have improved the internal aspects of risk management and mitigation.
Measurement
The Group, aiming at greater efficiency in the management of its operations exposed to market risk, segregates its operations, including derivative financial instruments, as follows:
Trading Book: composed of operations contracted with the intention of being traded or for hedge of the trading book, for which there is an intention to be traded before their contractual term, subject to normal market conditions, and which do not contain a clause of non-tradability.
Banking Book: composed of operations not classified in the Trading Book, whose main characteristic is the intention of being held until their maturities.
In line with market practices, the Group manages its risks dynamically, seeking to identify, measure, evaluate, monitor, report, control and mitigate the exposures to market risks of its own positions. One of the methods of assessing the positions subject to market risk is the Value at Risk (VaR) model. The methodology used to calculate the VaR is the parametric model with a confidence level (CL) of 99% and a time horizon (TH) of one day, scaled to 21 days.
We present below the set of operations recorded in the Trading Book:

R$ thousand	12/31/2022	12/31/2021
Risk factor	VaR 21 days	VaR 21 days
Price index coupons	4,133	4,882
Pre fixed interest rate	541	83
Foreign currency coupons	883	—
Foreign currencies	624	80
Share price	528	1,599
Subtotal	6,709	6,645

Diversification effects (correlation)	1,958	1,758
Value-at-Risk	4,751	4,887

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
The VaR of the Banking book by risk factor is presented in the following table:

R$ thousand	12/31/2022	12/31/2021
Risk factor	VaR 21 days	VaR 21 days
Price index coupons	234,172	364,502
Interest rate coupons	77,448	36,555
Pre fixed interest rate	55,003	49,577
Others	1,398	—
Subtotal	368,021	450,634

Diversification effects (correlation)	30,767	84,587
Value-at-Risk	337,254	367,458
g.Sensitivity analysis
The Group performs the sensitivity analysis by market risk factors considered relevant. The largest losses, by risk factor, in each of the scenarios were presented with an impact on profit or loss, providing a view of the exposure by risk factor in exceptional scenarios.
The following table presents the estimated impact of three possible scenarios on the fair value of the financial assets:
•Scenario I: Probable situation which reflects the perception of the Group’s senior management in relation to the scenario with the highest probability of occurrence considering macroeconomic factors and market information (B3, Anbima etc.) observed in the period. Assumption used: deterioration and evolution in market variables through parallel shocks of 1 basis point in price index coupon rates, interest rate coupons, fixed interest rates, considering the worst resulting losses by risk factor and, consequently, not considering the rationality between the macroeconomic variables.
•Scenario II: Possible situation of deterioration and evolution in market variables through a 25% shock in the curves of price index coupon rates, interest rate coupons, fixed interest rates based on market conditions observed in each period, considering the worst resulting losses by risk factor and, consequently, not considering the rationality between the macroeconomic variables.
•Scenario III: Possible situation of deterioration and evolution in market variables through a 50% shock in the curves of price index coupon rates, interest rate coupons, fixed interest rates based on market conditions observed in each period, considering the worst resulting losses by risk factor and, consequently, not considering the rationality between the macroeconomic variables.
The following table presents the results obtained for the Trading Book and for the Banking Book in an aggregate manner.

Exposures	R$ thousand
Banking and Trading book		Scenarios					12/31/2022
Risk factor	Risk of variation in:	Rate variation in scenario 1	Scenario I	Rate variation in scenario 2	Scenario II	Rate variation in scenario 3	Scenario III
IPCA coupon	Price index coupon	Increase	(3,085)	Increase	(421,495)	Increase	(784,028)
IGP-M coupon	Price index coupon	Increase	(21)	Increase	(2,949)	Increase	(5,542)
Pre-fixed rate	Pre-fixed rate	Decrease	(470)	Decrease	(162,809)	Decrease	(338,073)
TR coupon	Interest rate coupon	Increase	(850)	Increase	(188,954)	Increase	(334,415)

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

Exposures	R$ thousand
Banking and Trading book		Scenarios					12/31/2021
Risk factor	Risk of variation in:	Rate variation in scenario 1	Scenario I	Rate variation in scenario 2	Scenario II	Rate variation in scenario 3	Scenario III
IPCA coupon	Price index coupon	Increase	(3,045)	Increase	(350,577)	Increase	(658,147)
IGP-M coupon	Price index coupon	Increase	(42)	Increase	(5,281)	Increase	(10,118)
Pre-fixed rate	Pre-fixed rate	Decrease	(334)	Decrease	(166,292)	Decrease	(551,209)
TR coupon	Interest rate coupon	Increase	(813)	Increase	(149,209)	Increase	(226,744)
h.Operational risk
Operational Risk Management aims to identify, assess and monitor risks.
Policy
Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people, and systems or from external events. This definition includes legal risk, but excludes strategic and reputational risk.
The operational risk events can be classified:
•Internal fraud;
•External fraud;
•Employment practices and workplace safety;
•Clients, products and business practices;
•Damage of physical assets;
•Business disruption and system failures, execution; and
•Delivery and process management.
We adopt the three lines of defense model, the structure and activities of the three lines often varies, depending on the bank’s portfolio of products, activities, processes and systems; the bank’s size; and its risk management approach. A strong risk culture and good communication among the three lines of defense are important characteristics of good operational risk governance.
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

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
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
Control tests and regular audits intended to verify compliance with applicable policies and standards are performed. The monitoring and review process seeks to verify whether:
•The adopted measures have achieved the intended results;
•The procedures adopted and the information gathered to perform the assessment were appropriate;
•Higher levels of knowledge may have contributed to make better decisions; and
•There is an effective possibility of obtaining information for future assessments.
7.Fair values of financial instruments
a.Financial instruments – Classification and fair values
Financial Instruments are classified as financial assets into the following measurement categories:
•Amortized cost;
•Fair value through other comprehensive income (FVOCI); and
•Fair value through profit or loss (FVTPL);
The measurement of fair value of a financial asset or liability can be classified in one of three approaches based on the type of information used for assessment, which are known as the fair value hierarchy levels, namely:
•Level I – prices negotiated in active markets for identical assets or liabilities;
•Level II – uses inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices). For example, fair value is determined using valuation techniques using observable market data; and
•Level III – uses significant inputs that are not based on observable market data (unobservable inputs).

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
The following table sets forth the breakdown of financial assets and liabilities according to the accounting classification. It also shows the carrying amounts and fair values of financial assets and liabilities, including their levels in the fair value hierarchy. It does not include information on the fair value of financial assets and liabilities not measured at fair value, when the carrying amount is a reasonable approximation of the fair value.

	Carrying amount				Fair value
	Fair value through profit or loss	Fair value through other comprehensive income	Amortized cost	Total	Level 1	Level 2	Level 3	Total
December 31, 2022
Financial assets
Cash and cash equivalents	—	—	1,331,648	1,331,648	—	—	—	—
Amounts due from financial institutions	—	—	4,258,856	4,258,856	—	—	—	—
Compulsory deposits at Central Bank of Brazil	—	—	2,854,778	2,854,778	—	—	—	—
Securities	1,458,664	9,699,546	1,290,355	12,448,565	9,545,890	1,612,320	—	11,158,210
Fair value through other comprehensive income - FVOCI	—	9,699,546	—	9,699,546	9,112,343	587,203	—	9,699,546
Financial Treasury Bills (LFT)	—	4,652,445	—	4,652,445	4,652,445	—	—	4,652,445
National Treasury Bills (LTN)	—	589,496	—	589,496	589,496	—	—	589,496
National Treasury Notes (NTN)	—	3,541,780	—	3,541,780	3,541,780	—	—	3,541,780
Debentures	—	684,153	—	684,153	328,622	355,531	—	684,153
Certificates of Real Estate Receivables	—	203,350	—	203,350	—	203,350	—	203,350
Investment fund quotas	—	5,771	—	5,771	—	5,771	—	5,771
Financial Bills	—	22,551	—	22,551	—	22,551	—	22,551
Fair value through profit or loss - FVTPL	1,458,664	—	—	1,458,664	433,547	1,025,117	—	1,458,664
Financial Treasury Bills (LFT)	37,131	—	—	37,131	37,131	—	—	37,131
Investment fund quotas	529,903	—	—	529,903	341,185	188,718	—	529,903
Certificates of Real Estate Receivables	44,453	—	—	44,453	—	44,453	—	44,453
Certificates of Agricultural Receivables	237,750	—	—	237,750	—	237,750	—	237,750
Debentures	435,755	—	—	435,755	51,099	384,656	—	435,755
Financial Bills	101,467	—	—	101,467	—	101,467	—	101,467
Bank Deposit Certificates	44,638	—	—	44,638	3,523	41,115	—	44,638
Commercial Promissory Note	5,157	—	—	5,157	—	5,157	—	5,157
Agribusiness Credit Bills (LCA)	20,413	—	—	20,413	—	20,413	—	20,413
Real Estate Credit Bills (LCI)	1,613	—	—	1,613	225	1,388	—	1,613
Others	384	—	—	384	384	—	—	384
Amortized cost	—	—	1,290,355	1,290,355	—	—	—	—
Debentures	—	—	112,914	112,914	—	—	—	—
National Treasury Notes (NTN)	—	—	645,373	645,373	—	—	—	—
Rural Product Bill	—	—	532,068	532,068	—	—	—	—
Loans and advances to customers	—	—	21,379,916	21,379,916	—	—	—	—
Other assets	87,318	—	—	87,318	—	—	87,318	87,318
Total	1,545,982	9,699,546	31,115,553	42,361,081	9,545,890	1,612,320	87,318	11,245,528

Financial liabilities
Liabilities with financial institutions	—	—	7,906,897	7,906,897	—	—	—	—
Liabilities with customers	—	—	23,642,804	23,642,804	—	—	—	—
Securities issued	—	—	6,202,165	6,202,165	—	—	—	—
Derivative financial liabilities	37,768	—	—	37,768	—	37,768	—	37,768
Borrowing and onlending	—	—	36,448	36,448	—	—	—	—
Total	37,768	—	37,788,314	37,826,082	—	37,768	—	37,768

(*)    The financial assets classified as “Level III” consists substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”) to Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”) on May 8, 2019. The purchase and sale contract included cash consideration of R$45,000 and contingent consideration based on Inter Seguros' EBITDA in the years 2021, 2022, 2023, and 2024.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

	Carrying amount				Fair value
	Fair value through profit or loss	Fair value through other comprehensive income	Amortized cost	Total	Level 1	Level 2	Level 3 (*)	Total
December 31, 2021
Financial assets
Cash and cash equivalents	—	—	500,446	500,446	—	—	—	—
Amounts due from financial institutions	—	—	2,051,862	2,051,862	—	—	—	—
Compulsory deposits at Central Bank of Brazil	—	—	2,399,488	2,399,488	—	—	—	—
Securities	778,417	11,137,938	841,332	12,757,687	—	11,914,753	—	11,914,753
Fair value through other comprehensive income - FVOCI	—	11,137,938	—	11,137,938	10,568,162	556,129	—	11,094,204
Financial Treasury Bills (LFT)	—	6,201,734	—	6,201,734	6,201,734	—	—	6,201,734
National Treasury Bills (LTN)	—	412,963	—	412,963	412,964	—	—	412,964
National Treasury Notes (NTN)	—	3,675,236	—	3,675,236	3,675,236	—	—	3,675,236
Debentures	—	440,093	—	440,093	229,862	210,233	—	440,095
Certificates of Real Estate Receivables	—	307,667	—	307,667	48,366	259,370	—	307,736
Investment fund quotas	—	13,719	—	13,719	—	—	—	—
Financial Bills	—	56,439	—	56,439	—	56,439	—	56,439
Certificates of Agricultural Receivables	—	30,087	—	30,087	—	30,087

Fair value through profit or loss - FVTPL	778,417	—	—	778,417	90,978	687,439	—	778,417
National Treasury Bills (LTN)	40,384	—	—	40,384	40,384	—	—	40,384
Investment fund quotas	298,992	—	—	298,992	50,191	248,801	—	298,992
Certificates of Real Estate Receivables	41,579	—	—	41,579	—	41,579	—	41,579
Certificates of Agricultural Receivables	273,716	—	—	273,716	—	273,716	—	273,716
Debentures	65,729	—	—	65,729	—	65,729	—	65,729
Financial Bills	25,092	—	—	25,092	—	25,092	—	25,092
Bank Deposit Certificates	10,648	—	—	10,648	—	10,648	—	10,648
Agribusiness Credit Bills (LCA)	14,552	—	—	14,552	—	14,552	—	14,552
Real Estate Credit Bills (LCI)	7,322	—	—	7,322	—	7,322	—	7,322
Others	403	—	—	403	403		—	403
Amortized cost	—	—	841,332	841,332	—	—	—	—
Debentures	—	—	185,136	185,136	—	—	—	—
Financial Bills	—	—	11,676	11,676	—	—	—	—
National Treasury Notes (NTN)	—	—	605,092	605,092	—	—	—	—
Rural Product Bill	—	—	28,075	28,075	—	—	—	—
Certificates of Real Estate Receivables	—	—	11,353	11,353	—	—	—	—
Derivative financial instruments	86,948	—	—	86,948	—	86,948	—	86,948
Loans and advances to customers	—	—	17,216,362	17,216,362	—	—	—	—
Other assets	77,387	—	—	77,387	—	—	77,387	77,387
Total	942,752	11,137,938	23,009,490	35,090,180	10,659,543	1,330,516	77,387	12,067,446

Financial liabilities
Liabilities with financial institutions	—	—	5,341,464	5,341,464	—	—	—	—
Liabilities with customers	—	—	18,333,543	18,333,543	—	—	—	—
Securities issued	—	—	3,572,093	3,572,093	—	—	—	—
Derivative financial liabilities	66,545	—	—	66,545	—	66,545	—	66,545
Borrowing and onlending	—	—	25,071	25,071	—	—	—	—
Total	66,545	—	27,272,171	27,338,716	—	66,545	—	66,545

(*)    The financial assets classified as “Level III” consists substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”) to Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”) on May 8, 2019. The purchase and sale contract included cash consideration of R$45,000 and contingent consideration based on Inter Seguros' EBITDA in the years 2021, 2022, 2023, and 2024.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
The methodology used for the measurement of financial assets and liabilities classified as “Level II” (derivative financial instruments and securities) is the discounted present value technique, using the market rates disclosed by ANBIMA - “Brazilian Association of Financial and Capital Market Entities”, IBGE – “Brazilian Institute of Geography and Statistics” and B3.
During the year ended December 31, 2022 and 2021, there were no changes in the measurement method of financial assets and liabilities that entailed reclassification of financial assets and liabilities among the different levels of the fair value hierarchy.
8.Cash and cash equivalents

	12/31/2022	12/31/2021
Cash and cash equivalents in national currency	388,622	444,212
Cash and cash equivalents in foreign currency	223,528	20,643
Reverse repurchase agreements*	719,498	35,591
Total	1,331,648	500,446

* Refers to operations (substantially interbank deposit investments) whose maturity, on the investment date, was equal to or less than 90 days and present an insignificant risk of change in fair value.
9.Amounts due from financial institutions
a.Breakdown of amounts due from financial institutions:

	12/31/2022	12/31/2021
Interbank deposit investments	2,383,526	1,729,676
Interbank onlending	31,805	25,559
Loans to financial institutions	1,845,665	298,104
Expected loss	(2,140)	(1,477)
Total	4,258,856	2,051,862

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
10.Securities
a.Breakdown of securities:

	12/31/2022	12/31/2021
Fair value through other comprehensive income - FVOCI
Financial Treasury Bills (LFT)	4,652,445	6,201,734
Debentures	684,153	440,093
Certificates of Real Estate Receivables	203,350	307,667
Investment fund quotas	—	13,719
Financial Bills	5,771	56,439
National Treasury Notes (NTN)	3,541,780	3,675,236
National Treasury Bills (LTN)	589,496	412,963
Commercial Promissory Note	22,551	30,087
Subtotal	9,699,546	11,137,938

Amortized cost
Debentures	112,914	185,136
Financial Bills	—	11,676
National Treasury Notes (NTN)	645,373	605,092
Rural Product Bill	532,068	28,075
Certificates of Real Estate Receivables	—	11,353
Subtotal	1,290,355	841,332

Fair value through profit or loss - FVTPL
Investment fund quotas	529,903	298,992
Certificates of Real Estate Receivables	44,453	41,579
Certificates of Agricultural Receivables	237,750	10,648
Debentures	435,755	273,716
Financial Treasury Bills (LFT)	37,131	65,729
Financial Bills	101,467	40,384
Bank Deposit Certificates	44,638	25,092
Commercial Promissory Note	5,157	—
Agribusiness Credit Bills (LCA)	20,413	14,552
Real Estate Credit Bills (LCI)	1,613	7,322
Others	384	403
Subtotal	1,458,664	778,417

Total	12,448,565	12,757,687
b.Income from securities

	2022	2021	2020
Income from securities - FVOCI	1,100,970	660,584	(7,110)
Income from securities - FVTPL	209,400	(58,754)	2,021
Income from securities - Amortized cost	161,367	143,783	17,149
Total	1,471,737	745,613	12,060

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

	12/31/2022
	Up to 3 months	From 3 to 12 months	1 year to 3 years	From 3 to 5 years	Above 5 years	Accounting balance
Available-for-sale securities
Fair value through other comprehensive income - FVOCI	24,102	—	732,004	2,999,773	5,943,846	9,699,546
Financial Treasury Bills (LFT)	24,102	—	2	1,548,011	3,080,330	4,652,445
Debentures	—	—	120,434	270,448	293,450	684,153
Certificates of Real Estate Receivables	—	—	7,721	15,877	179,752	203,350
Investment fund quotas	—	—	—	—	—	—
Financial Bills	—	—	2,099	1,161	2,511	5,771
National Treasury Notes (NTN)	—	—	151,677	1,002,300	2,387,803	3,541,780
National Treasury Bills (LTN)	—	—	450,070	139,426	—	589,496
Commercial Promissory Notes	—	—	1	22,550	—	22,551

Amortized cost	95,316	197,820	253,811	95,712	647,696	1,290,355
Debentures	15,777	21,162	75,975	—	—	112,914
Financial Bills	—	—	—	—	—	—
National Treasury Notes (NTN)	—	—	—	—	645,373	645,373
Certificates of Real Estate Receivables	—	—	—	—	—	—
Rural Product Bill	79,539	176,658	177,836	95,712	2,323	532,068

Fair value through profit or loss - FVTPL	547,370	74,669	182,240	300,408	353,977	1,458,664
Investment fund quotas	529,903	—	—	—	—	529,903
Certificates of Real Estate Receivables	5,236	583	17,926	5,180	15,528	44,453
Certificates of Agricultural Receivables	—	1,907	8,595	76,123	151,125	237,750
Debentures	2,139	5,434	71,217	181,272	175,693	435,755
Financial Treasury Bills (LFT)	—	—	14,407	22,724	—	37,131
Financial Bills	—	50,848	40,820	5,023	4,776	101,467
Bank Deposit Certificates	9,648	12,988	12,638	5,813	3,551	44,638
Commercial Promissory Notes	—	—	5,157	—	—	5,157
Agribusiness Credit Bills (LCA)	391	1,602	11,227	4,273	2,920	20,413
Real Estate Credit Bills (LCI)	53	1,307	253	—	—	1,613
Others	—	—	—	—	384	384
Total	666,788	272,489	1,167,876	3,395,893	6,945,519	12,448,565

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

	12/31/2021
	Up to 3 months	From 3 to 12 months	1 year to 3 years	From 3 to 5 years	Above 5 years	Accounting balance
Fair value through other comprehensive income - FVOCI	84,388	131,735	1,023,883	2,129,437	7,768,495	11,137,938
Financial Treasury Bills (LFT)	70,669	129,144	781,179	1,400,473	3,820,269	6,201,734
Debentures	—	2,591	78,600	172,128	186,774	440,093
Certificates of Real Estate Receivables	—	—	49,524	50,293	207,850	307,667
Investment fund quotas	13,719	—	—	—	—	13,719
Financial Bills	—	—	13,089	14,686	28,664	56,439
National Treasury Notes (NTN)	—	—	—	150,298	3,524,938	3,675,236
National Treasury Bills (LTN)	—	—	101,491	311,472	—	412,963
Commercial Promissory Notes	—	—	—	30,087	—	30,087

Amortized cost	11,353	59,509	140,336	25,042	605,092	841,332
Debentures	—	34,817	125,277	25,042	—	185,136
Financial Bills	—	11,676	—	—	—	11,676
National Treasury Notes (NTN)	—	—	—	—	605,092	605,092
Certificates of Real Estate Receivables	11,353	—	—	—	—	11,353
Rural Product Bill	—	13,016	15,059	—	—	28,075

Fair value through profit or loss - FVTPL	378,768	11,773	120,033	154,372	113,471	778,417
Investment fund quotas	298,992	—	—	—	—	298,992
Certificates of Real Estate Receivables	7,694	2,311	13,683	7,310	10,581	41,579
Certificates of Agricultural Receivables	16,690	103	42,542	127,525	86,856	273,716
Debentures	22,752	—	18,127	14,782	10,068	65,729
Financial Treasury Bills (LFT)	403	—	—	—	—	403
Financial Bills	—	1,146	31,224	3,248	4,766	40,384
Bank Deposit Certificates	265	7,860	14,260	1,507	1,200	25,092
Commercial Promissory Notes	10,648	—	—	—	—	10,648
Agribusiness Credit Bills (LCA)	14,552	—	—	—	—	14,552
Real Estate Credit Bills (LCI)	6,772	353	197	—	—	7,322
Total	474,509	203,017	1,284,252	2,308,851	8,487,058	12,757,687
11.Derivative financial instruments
Inter carries out derivative transactions to meet its own risk exposure management needs and to meet its customers’ requests to manage their exposures. Such transactions involve swaps and forward derivatives. Inter's risk management policy is based on the use of derivative financial instruments with the main purpose of mitigating the risks arising from other operations carried out.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
a.Derivative financial instruments – amortized cost, fair value and maturity

	12/31/2022							12/31/2021
	Amortized cost	Fair value	Up to 3 months	From 3 to 12 months	From 1 to 3 years	From 3 to 5 years	Total	Total
Assets (A)
Receivable forward purchase	—	—	—	—	—	—	—	86,948

Liabilities (B)
Payable adjustment – swap	(37,502)	(37,502)	—	—	(37,502)	—	(37,502)	(66,545)
Payable adjustment – option	(266)	(266)	—	—	(266)	—	(266)	—

Net effect (A-B)	(37,768)	(37,768)	—	—	(37,768)	—	(37,768)	20,403
b.Forward and swap contracts – notional value

	Up to 3 months	3 months to 1 year	1 year to 3 years	Above 3 years	12/31/2022	Total 12/31/2021
Forward contract - assets	—	—	—	—	—	86,948

Swap contracts - liabilities (c)	—	—	78,000	—	78,000	172,933
Total	—	—	78,000	—	78,000	259,881
c.Index swap contracts
The operations were carried out via over-the-counter market and feature guarantee margin and control by this market. At December 31, 2022, Inter had 1 active swap contract CDI x IGP-M,with total notional of R$78,000 (2021: R$172,933), registered at B3 and a guarantee margin deposit, whose value can be adjusted at any time. The swap operation is the exchange of risks between two parties, consisting of an agreement for two parties to exchange the risk of an asset (creditor) or liability (debtor) position, on a specified date, with previously established conditions.
The hedging instrument (swap) was used to protect the risks related to the mismatch of indices between the asset and liability portfolios, specifically between interest rate and price index variations and are recognized at fair value in profit (loss) for the year. The fair value is the value which, according to market conditions, would be received for the assets and paid upon settlement of liabilities, calculated based on the rates practiced in the stock exchange markets.

12/31/2022
Indexes	Notional value	Amortized value		Fair value		Gain (loss)
		Bank	Counterparty	Bank	Counterparty
CDI x IGPM	78,000	96,287	138,270	96,287	134,055	(37,768)
Grand total	78,000	96,287	138,270	96,287	134,055	(37,768)

12/31/2021
Indexes	Notional value	Amortized value		Fair value		Gain (loss)
		Bank	Counterparty	Bank	Counterparty
CDI x IGPM	112,856	124,282	184,140	124,282	180,520	(56,238)
CDI x IPCA	60,000	66,767	77,401	66,695	77,002	(10,307)
Grand total	172,856	191,049	261,541	190,977	257,522	(66,545)

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
d.Hedge accounting
Inter applies hedge accounting for certain of its loans and advances to customers.
Inter’s swaps are classified as hedging instruments in a Fair Value Hedge hedging the risks related to a portion of the real estate portfolio which is indexed to inflation rates. The hedged contracts from the real estate portfolio are measured at fair value in relation to the specific risk of being hedged.
12.Loans and advances to customers
a.Breakdown of balance of loans and advances to customers

	12/31/2022		12/31/2021
Real estate loans	6,251,813	27.54%	5,121,411	29.75%
Personal loans	5,463,781	24.07%	3,579,283	20.79%
Business loans	3,392,500	14.95%	3,017,159	17.52%
Credit card	6,870,565	30.27%	4,798,318	27.87%
Rural loans	719,669	3.17%	700,191	4.07%
Total	22,698,328	100.00%	17,216,362	100.00%

Provision for expected loss	(1,318,412)		(680,932)

Net balance	21,379,916		16,535,430
The concentration of Inter’s portfolio of loans and advances to customers is as follows:

	12/31/2022		12/31/2021
	Balance	% on Loans and advances to customers	Balance	% on Loans and advances to customers
Largest debtor	344,660	1.52%	274,262	1.59%
10 largest debtors	1,431,237	6.31%	1,610,203	9.35%
20 largest debtors	1,980,249	8.72%	2,034,977	11.82%
50 largest debtors	2,734,599	12.05%	2,627,038	15.26%
100 largest debtors	3,758,241	16.56%	3,138,861	18.23%

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
The breakdown of loans and advances to customers by maturity is as follows:

By maturity	12/31/2022	12/31/2021
Overdue by 1 day or more	2,817,985	1,766,989
To fall due in up to 3 months	3,381,978	2,849,136
To fall due between 3 to 12 months	5,916,020	3,868,156
To fall due in more than 12 months	10,582,345	8,732,081
Total	22,698,328	17,216,362
The breakdown by economic activity sectors:

Segment activities	12/31/2022	12/31/2021
Manufacturing industries	1,359,184	1,095,800
Construction	1,392,607	804,111
Trade; repair of motor vehicles and motorcycles	1,041,875	628,262
Administrative and support service activities	893,914	592,057
Agriculture, livestock, forestry, fishing and aquaculture	178,403	94,965
Financial and insurance activities and related services	2,427,341	481,256
Real estate activities	328,009	263,083
Other segments Legal entity (company)	1,453,566	649,833
Legal person	9,074,899	4,609,367
Natural person	13,623,429	12,606,995
Total	22,698,328	17,216,362

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
b.Analysis of changes in expected losses by stage
Changes in expected losses are presented as follows:

Stage 1	Opening balance at 01/01/2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settled contracts	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2022
Real estate loans	49,569	(3,161)	(1,737)	4,258	2,305	(8,380)	(6)	23,636	66,484
Personal loans	57,344	(2,737)	(3,110)	924	396	(13,276)	(1,023)	59,998	98,516
Business loans	12,587	(4)	(288)	41	559	(5,572)	(77)	4,853	12,099
Credit card	202,481	(2,825)	(89)	852	2	(82,985)	—	179,473	296,909
Rural loans	25,676	—	(56)	—	—	(21,577)	—	7,563	11,606
	347,657	(8,727)	(5,280)	6,075	3,262	(131,790)	(1,106)	275,523	485,614

Stage 2	Opening balance at 01/01/2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Settled contracts	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2022
Real estate loans	13,361	(4,258)	(1,876)	3,161	1,848	(2,352)	(36)	7,091	16,939
Personal loans	11,094	(924)	(3,324)	2,737	314	(3,615)	(1,067)	84,873	90,088
Business loans	324	(41)	(282)	4	1,070	(1)	—	(175)	899
Credit card	29,101	(852)	(383)	2,825	12	(22,478)	(4,974)	171,215	174,466
	53,880	(6,075)	(5,865)	8,727	3,244	(28,446)	(6,077)	81,404	282,392

Stage 3	Opening balance at 01/01/2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Settled contracts	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2022
Real estate loans	17,062	(2,305)	(1,848)	1,737	1,876	(8,181)	(1,846)	12,632	19,127
Personal loans	73,065	(396)	(314)	3,110	3,324	(13,139)	(47,568)	109,067	127,149
Business loans	3,110	(559)	(1,070)	288	282	(824)	(654)	(245)	328
Credit card	186,157	(2)	(12)	89	383	(160,628)	(25,348)	402,187	402,826
Rural loans	—	—	—	56	—	—	—	920	976
	279,394	(3,262)	(3,244)	5,280	5,865	(182,772)	(75,416)	524,561	550,406

Consolidated					Opening balance at 01/01/2022	Settled contracts	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2022
Real estate loans					79,992	(18,913)	(1,888)	43,359	102,550
Personal loans					141,503	(30,030)	(49,658)	253,938	315,753
Business loans					16,022	(6,398)	(731)	4,433	13,326
Credit card					417,739	(266,091)	(30,322)	752,875	874,201
Rural loans					25,676	(21,577)	—	8,483	12,582
					680,932	(343,009)	(82,599)	1,063,088	1,318,412

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

Stage 1	Opening balance at 01/01/2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settled contracts	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2021
Real estate loans	34,897	(3,945)	(1,706)	3,660	1,676	(7,955)	(8)	22,950	49,569
Personal loans	20,196	(852)	(1,108)	177	187	(9,331)	(317)	48,392	57,344
Business loans	5,679	(108)	(205)	—	—	(972)	—	8,193	12,587
Credit card	103,694	(1,422)	(5,519)	277	208	(30,638)	(326)	136,207	202,481
Rural loans	5,675	—	—	—	—	(5,052)	—	25,053	25,676
Total	170,141	(6,327)	(8,538)	4,114	2,071	(53,948)	(651)	240,795	347,657

Stage 2	Opening balance at 01/01/2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Settled contracts	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2021
Real estate loans	10,848	(3,660)	(1,183)	3,945	1,295	(3,012)	(92)	5,220	13,361
Personal loans	4,432	(177)	(761)	852	34	(2,190)	(483)	9,387	11,094
Business loans	4	—	—	108	—	(3)	(1)	216	324
Credit card	4,909	(277)	(100)	1,422	10	(4,299)	(218)	27,654	29,101
Total	20,193	(4,114)	(2,044)	6,327	1,339	(9,504)	(794)	42,477	53,880

Stage 3	Opening balance at 01/01/2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Settled contracts	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2021
Real estate loans	15,127	(1,676)	(1,295)	1,706	1,183	(7,494)	(2,375)	11,886	17,062
Personal loans	21,262	(187)	(34)	1,108	761	(6,627)	(12,884)	69,666	73,065
Business loans	241	—	—	205	—	—	(240)	2,904	3,110
Credit card	55,389	(208)	(10)	5,519	100	(53,709)	(1,390)	180,466	186,157
Total	92,019	(2,071)	(1,339)	8,538	2,044	(67,830)	(16,889)	264,922	279,394

Consolidated					Balance at 01/01/2021	Settled contracts	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2021
Real estate loans					60,872	(18,461)	(2,475)	40,056	79,992
Personal loans					45,890	(18,148)	(13,684)	127,445	141,503
Business loans					5,924	(975)	(241)	11,314	16,022
Credit card					163,992	(88,646)	(1,934)	344,327	417,739
Rural loans					5,675	(5,052)	—	25,053	25,676
Total					282,353	(131,282)	(18,334)	548,195	680,932

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
c.Analysis of the change in the gross value of loans and advances to customers by stage

Stage 1	Opening balance at 01/01/2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/receipt	Ending balance at 12/31/2022
Real estate loans	4,782,311	(121,381)	(61,009)	83,149	15,438	(697,843)	(554)	1,842,955	5,843,066
Personal loans	3,375,417	(90,452)	(84,468)	6,801	836	(360,885)	(2,960)	2,097,055	4,941,344
Business loans	2,962,935	(909)	(6,099)	2,118	5,227	(2,098,349)	(802)	2,514,861	3,378,982
Credit card	4,335,868	(49,584)	(933)	1,479	3	(1,037,570)	—	2,644,732	5,893,995
Rural loans	700,191	—	(1,535)	—	—	(589,045)	—	608,504	718,115
Total	16,156,722	(262,326)	(154,044)	93,547	21,504	(4,783,692)	(4,316)	9,708,107	20,775,502

Stage 2	Opening balance at 01/01/2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/receipt	Ending balance at 12/31/2022
Real estate loans	224,817	(83,149)	(28,657)	121,381	12,376	(38,157)	(567)	72,589	280,633
Personal loans	86,023	(6,801)	(31,142)	90,452	548	(25,423)	(3,538)	180,391	290,510
Business loans	4,923	(2,118)	(2,634)	909	10,006	(133)	(35)	(442)	10,476
Credit card	90,647	(1,479)	(1,323)	49,584	25	(65,998)	(20,321)	284,287	335,422
Total	406,410	(93,547)	(63,756)	262,326	22,955	(129,711)	(24,461)	536,825	917,041

Stage 3	Opening balance at 01/01/2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Settled contracts	Write-off for loss	Origination/receipt	Ending balance at 12/31/2022
Real estate loans	114,283	(15,438)	(12,376)	61,009	28,657	(54,798)	(12,367)	19,143	128,113
Personal loans	117,843	(836)	(548)	84,468	31,142	(29,061)	(59,232)	88,153	231,929
Business loans	49,301	(5,227)	(10,006)	6,099	2,634	(27,934)	(6,110)	(5,715)	3,042
Credit card	371,803	(3)	(25)	933	1,323	(321,232)	(50,179)	638,527	641,147
Rural loans	—	—	—	1,535	—	—	—	19	1,554
Total	653,230	(21,504)	(22,955)	154,044	63,756	(433,025)	(127,888)	740,127	1,005,785

Consolidated					Opening balance at 01/01/2022	Settled contracts	Write-off for loss	Origination/receipt	Ending balance at 12/31/2022
Real estate loans					5,121,411	(790,798)	(13,488)	1,934,687	6,251,812
Personal loans					3,579,283	(415,369)	(65,730)	2,365,599	5,463,783
Business loans					3,017,159	(2,126,416)	(6,947)	2,508,704	3,392,500
Credit card					4,798,318	(1,424,800)	(70,500)	3,567,546	6,870,564
Rural loans					700,191	(589,045)	—	608,523	719,669
Total					17,216,362	(5,346,428)	(156,665)	10,985,059	22,698,328

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

Stage 1	Opening balance at 01/01/2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/receipt	Ending balance at 12/31/2021
Real estate loans	3,186,942	(136,470)	(64,869)	63,128	11,007	(719,768)	(202)	2,442,543	4,782,311
Personal loans	1,573,668	(32,529)	(55,621)	935	429	(900,960)	(8,144)	2,797,639	3,375,417
Business loans	1,579,384	(3,190)	(20,918)	—	—	(968,510)	(22)	2,376,191	2,962,935
Credit card	1,773,870	(19,334)	(76,206)	831	416	(390,827)	(2,307)	3,049,425	4,335,868
Rural loans	177,637	—	—	—	—	(158,117)	—	680,671	700,191
Total	8,291,501	(191,523)	(217,614)	64,894	11,852	(3,138,182)	(10,675)	11,360,856	16,156,722

Stage 2	Opening balance at 01/01/2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/receipt	Ending balance at 12/31/2021
Real estate loans	185,080	(63,128)	(20,080)	136,470	8,505	(50,792)	(1,676)	30,438	224,817
Personal loans	32,718	(935)	(6,349)	32,529	97	(14,280)	(4,981)	47,224	86,023
Business loans	1,298	—	—	3,190	—	(1,235)	(61)	1,731	4,923
Credit card	20,002	(831)	(287)	19,334	20	(17,735)	(1,102)	71,246	90,647
Total	239,098	(64,894)	(26,716)	191,523	8,622	(84,042)	(7,820)	150,639	406,410

Stage 3	Opening balance at 01/01/2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Settled contracts	Write-off for loss	Origination/receipt	Ending balance at 12/31/2021
Real estate loans	99,333	(11,007)	(8,505)	64,869	20,080	(49,212)	(15,598)	14,323	114,283
Personal loans	47,171	(429)	(97)	55,621	6,349	(14,326)	(28,559)	52,113	117,843
Business loans	2,187	—	—	20,918	—	—	(2,186)	28,382	49,301
Credit card	110,768	(416)	(20)	76,206	287	(107,413)	(2,778)	295,169	371,803
Total	259,459	(11,852)	(8,622)	217,614	26,716	(170,951)	(49,121)	389,987	653,230

Consolidated					Balance at 01/01/2021	Settled contracts	Write-off for loss	Origination/receipt	Ending balance at 12/31/2021
Real estate loans					3,471,355	(819,772)	(17,476)	2,487,304	5,121,411
Personal loans					1,653,557	(929,566)	(41,684)	2,896,976	3,579,283
Business loans					1,582,869	(969,745)	(2,269)	2,406,304	3,017,159
Credit card					1,904,640	(515,975)	(6,187)	3,415,840	4,798,318
Rural loans					177,637	(158,117)	—	680,671	700,191
Total					8,790,058	(3,393,175)	(67,616)	11,887,095	17,216,362

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
13.Non-current assets held for sale

	12/31/2022	12/31/2021
Real estate	166,943	149,770
Impairment	—	(19,977)
Total	166,943	129,793
The balance of non-current assets held for sale comprises assets originally received as collateral for loans and advances to customers, which were repossessed. Non-current assets held for sale are normally sold at auctions, which usually occur within one year.
14.Equity accounted investees
On March 5, 2021, Inter concluded the acquisition of 45% of equity interest of BMG Granito Soluções em Payment S.A. (“Granito”). The interest in Granito is part of Inter’s strategy to acquire new companies with a strong technological basis and innovative profile.
Founded in 2015, Granito operates in the payment sector (solutions in payment) developing customized products for its clients

	% in share capital		Equity accounted investees		Income from equity interests in investees
Investees	12/31/2022	12/31/2021	12/31/2022	12/31/2021	2022	2021	2020
Granito Soluções em Pagamento S.A.	45.00%	45.00%	62,582	81,294	(17,384)	(8,764)	—
Total			62,582	81,294	(17,384)	(8,764)	—

Other investments			9,508	1,151	—	—	—
Total investments			72,090	82,445	(17,384)	(8,764)	—
(i)    All the above associates are accounted for in these consolidated financial statements using the equity method.
15.Property and equipment
a.Breakdown of property and equipment:

		12/31/2022			12/31/2021
	Annual depreciation rate	Historical Cost	Accumulated Depreciation	Carrying Amount	Historical Cost	Accumulated Depreciation	Carrying Amount
Buildings	4%	37,447	(25,149)	12,298	27,608	(14,721)	12,887
Furniture and equipment	10%	23,601	(2,069)	21,532	14,012	(5,064)	8,948
Data processing systems	20%	15,636	(12)	15,624	14,390	(73)	14,317
Construction in progress	—	1,794	—	1,794	—	—	—
Right of use asset - buildings	4%	144,387	(7,616)	136,771	131,064	(3,741)	127,323
Total		222,865	(34,846)	188,019	187,074	(23,599)	163,475

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
b.Changes in property and equipment:

	Balance at 12/31/2021	Addition	Business combination	Transfer	Write-offs	Balance at 12/31/2022
Buildings	27,608	8,628	—	1,279	(68)	37,447
Furniture and equipment	14,012	3,552	6,464	(409)	(18)	23,601
Data processing systems	14,390	1,253	—	—	(7)	15,636
Construction in progress	—	2,254	—	(460)	—	1,794
Right of use asset - buildings	131,064	13,323	—	—	—	144,387
Total property and equipment - historical cost	187,074	29,010	6,464	410	(93)	222,865

Property and equipment - accumulated depreciation
Buildings	(14,721)	(5,478)	—	(5,005)	55	(25,149)
Furniture and equipment	(5,064)	(373)	(1,183)	4,529	22	(2,069)
Data processing systems	(73)	(6)	—	66	1	(12)
Right of use asset - buildings	(3,741)	(3,875)	—	—	—	(7,616)
Total property and equipment - accumulated depreciation	(23,599)	(9,732)	(1,183)	(410)	78	(34,846)

Total property and equipment - residual value	163,475	19,278	5,281	—	(15)	188,019

	Balance at 12/31/2020	Addition	Business combination	Transfer	Write-offs	Balance at 12/31/2021
Buildings	21,969	5,783	61	(205)	—	27,608
Furniture and equipment	10,219	2,926	1,566	(99)	(600)	14,012
Data processing systems	12,348	1,740	—	304	(2)	14,390
Right of use asset - buildings	109,264	21,800	—	—	—	131,064
Total property and equipment - historical cost	153,800	32,249	1,627	—	(602)	187,074

Property and equipment - accumulated depreciation
Buildings	(14,502)	(175)	(44)	—	—	(14,721)
Furniture and equipment	(74)	(4,681)	(309)	—	—	(5,064)
Data processing systems	(60)	(13)	—	—	—	(73)
Right of use asset - buildings	(1,318)	(2,423)	—	—	—	(3,741)
Total property and equipment - accumulated depreciation	(15,954)	(7,292)	(353)	—	—	(23,599)

Total property and equipment - residual value	137,846	24,957	1,274	—	(602)	163,475

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
16.Intangible assets
a.Breakdown of intangible assets

		12/31/2022			12/31/2021
	Annual amortization rate	Historical cost	Accumulated amortization	Carrying amount	Historical cost	Accumulated amortization	Carrying amount
Software	10%	336,495	(204,278)	132,217	129,399	(82,249)	47,150
Development costs	20%	234,400	(48,835)	185,565	129,948	(14,531)	115,417
Customer portfolio	20%	13,965	(5,589)	8,376	9,341	(3,739)	5,602
Goodwill	—	632,796	—	632,796	90,701	—	90,702
Intangible assets in progress	—	279,675	—	279,675	171,633	—	171,633
Total		1,497,331	(258,702)	1,238,629	531,022	(100,519)	430,504
b.Changes in intangible assets

	12/31/2021	Addition	Write-offs	Transfers	Business combination	Amortization	12/31/2022
Software	47,150	54,934	(2,041)	(1,419)	155,622	(122,029)	132,217
Development costs (b)	115,417	30	(253)	104,675	—	(34,304)	185,565
Customer portfolio (b)	10,329	—	(103)	—	—	(1,850)	8,376
Goodwill (a) (b)	78,037	—	—	—	554,759	—	632,796
Intangible assets in progress	177,979	211,994	(7,042)	(103,256)	—	—	279,675
Total	428,912	266,958	(9,439)	—	710,381	(158,183)	1,238,629

	12/31/2020	Addition	Write-offs	Transfers	Business combination	Amortization	12/31/2021
Software	29,489	99,483	(40,435)	(3,350)	—	(38,037)	47,150
Development costs	69,144	3,903	—	51,638	—	(9,268)	115,417
Customer portfolio	7,710	1,631	—	—	—	(3,739)	5,602
Goodwill	38,964	51,737	—	—	1	—	90,702
Intangible assets in progress	79,209	146,876	(7,463)	(48,288)	1,299	—	171,633
Total	224,516	303,630	(47,898)	—	1,300	(51,044)	430,504

(a)    Refers to the acquisition of Inter & Co Payments, Inc, see Note 4,3 - Business Combination.
(b)    The amount of December 31, 2021, previously presented, was adjusted after the completion of the PPA of the group subsidiaries. Accordingly, the preliminary goodwill was reallocated to the opening balances of the transaction.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
17.Other assets

	12/31/2022	12/31/2021
Amount receivable from the sale of investments (a)	87,318	77,154
Commissions and bonus receivable (b)	113,546	142,543
Prepaid expenses (c)	321,830	159,688
Pending settlements (d)	277,953	148,995
Sundry debtors (e)	91,627	71,234
Advances to third parties (f)	23,911	58,604
Unbilled services provided	31,870	—
Transactions amount to be received (g)	122,859	—
Premium or discount on transfer of financial assets	71,460	—
Early settlement of credit operations	23,328	7,524
Agreements on sales of properties receivable	38,467	27,948
Tax and contributions to be offset against future amounts payable	176,513	51,928
Other amounts	44,826	47,117
Total	1,425,508	792,735

(a)Amounts receivable from the sale of non-controlling interest in a subsidiary consist substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”) to Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”) on May 8, 2019. The purchase and sale contract included cash consideration of R$45,000 and contingent consideration to be paid based on Inter Seguros’ EBITDA, 2 installments were made in 2021 and 2022, the other 2 installments will be paid in 2023 and 2024.
(b)Commissions and bonus receivable: relates primarily to the bonus receivable from the business contract signed with Mastercard.
(c)Prepaid expenses: refers substantially to the cost of acquisition of customer digital accounts and portability expenses to process, includes payments for card expenses that involve the generation of economic benefits for Inter, in subsequent period.
(d)Pending settlements: relates primarily to transactions to be processed by Mastercard, in addition to settlement balances receivable from the B3 exchange.
(e)Sundry debtors: relates primarily to amounts of portability to process, amounts to process from credit cards, negotiation and intermediation of amounts and debtors by escrow deposit.
(f)Advances to third parties: relates to advances to employees of R$7,711 (2021: R$1,203), advance payment of administrative expenses of R$9,293 (2021: R$17,677), and advance payment of third-party services of R$6,907 (R$39,724).
(g)These are substantially transitory amounts of exchange systems, values to be settled or in transit are recorded.
18.Liabilities with financial institutions

	12/31/2022	12/31/2021
Payables with credit card network	5,228,314	3,876,964
Securities sold under agreements to repurchase	1,902,873	973,533
Interbank deposits	732,528	139,477
Others	43,182	351,490
Total	7,906,897	5,341,464
19.Liabilities with customers

	12/31/2022	12/31/2021
Demand deposits	11,566,826	9,932,809
Time deposits	10,517,060	6,922,061
Savings deposits	1,307,055	1,230,039
Creditors by resources to release	251,863	248,634
Total	23,642,804	18,333,543

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
20.Securities issued

	12/31/2022	12/31/2021
Financial Bills	67,014	25,154
Real estate credit bills (a)	5,794,144	3,546,939
Agribusiness credit bills	341,007	—
Total	6,202,165	3,572,093

(a)    The Real Estate Credit Bill (LCI) is a tax-exempt fixed-income instrument for individuals, backed by real estate loans. The Group offers LCIs issued by Inter to its retail customers as a tax-exempt investment alternative to time deposits. The real estate loans in the gross amount of R$5,794,144 (2021: R$3,546,939) are backed by these instruments.
21.Borrowing and onlending

	12/31/2022	12/31/2021
Onlending obligations – Caixa Econômica Federal	22,231	24,877
Onlending obligations - BNDES	8,139	—
Others	6,078	194
Total	36,448	25,071
Refers to onlending of real estate loans obtained from Caixa Econômica Federal (with rates between 4.5% and 6% p.a.) and BNDES for working capital operations (with a fixed rate of up to 6% p.a.).
22.Income tax and social contribution and tax liabilities

	12/31/2022	12/31/2021
Income tax and social contribution	114,493	41,764
Tax on financial transactions	9,354	2,821
PIS/COFINS	20,542	14,419
INSS/FGTS	14,842	14,069
Other taxes	7,634	5,333
Total	166,865	78,406
23.Provisions and contingent liabilities

	12/31/2022	12/31/2021
Provision for legal and administrative proceedings	28,118	21,682
Provision for expected credit losses on loan commitments (i)	29,331	31,166
Total	57,449	52,848

(i)    Inter recognizes expected losses for financial assets on loan commitments that include both a used component and an unused loan commitment component. To the extent that the combined value of expected credit losses exceeds the gross carrying amount of the financial asset, the remaining balance is presented as a provision.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
Provisions for legal and administrative proceedings
a.Provisions
The legal entities in Inter, in the normal course of their activities, are parties to tax, social security, labor and civil lawsuits. The respective provisions were made taking into account the laws in force, the opinion of legal advisors, the nature and complexity of the cases, case law, past loss experience and other relevant criteria that allow the most adequate estimate.
i.Labor lawsuits
These are lawsuits filed seeking to obtain indemnities of a labor nature. Amounts provisioned are related to processes in which alleged labor rights are discussed, such as overtime and salary equalization. On an individual basis, amounts provided for labor lawsuits are not significant.
ii.Civil lawsuits
The majority of lawsuits refer to indemnities for material and moral damages related to the Group’s products, such as payroll deductible loans, in addition to declaratory and remedial actions, compliance with the limit of a 30% deduction from a borrower's salary, presentation of documents and adjustment actions.
Changes in provisions

	Labor	Civil	Tax	Total
Balance on December 31, 2021	3,312	18,370	—	21,682
(+) Constitution / increase in provision	1,029	24,902	—	25,931
Payment	(553)	(18,942)	—	(19,495)
Balance on December 31, 2022	3,788	24,330	—	28,118

Balance on December 31, 2020	3,173	16,423	1,017	20,613
(+) Constitution / increase in provision	1,601	17,401	—	19,002
Payment	(1,462)	(15,454)	(1,017)	(17,933)
Balance on December 31, 2021	3,312	18,370	—	21,682
b.Contingent tax liabilities classified as possible losses
Income tax and social contribution on net income – IRPJ and CSLL
On August 30, 2013, a tax assessment notice was issued (referring to some expenses considered as non-deductible) requiring the payment of amounts of income tax and social contribution related to the calendar years 2008 to 2009. As of December 31, 2022, these amounted to R$29,963 (2021: R$63,805).
COFINS
Inter is discussing its COFINS obligations from 1999 to 2008 in court, due to the Federal Revenue Service's understanding that financial revenues should be included in the calculation basis of this contribution. Inter has a Federal Supreme Court decision, dated December 19, 2005, granting the right to collect COFINS based only on the revenue from services rendered, instead of the total revenue that would include financial revenues. During the period from 1999 to 2006, Inter made judicial deposits and/or made the payment of the obligation. In 2006, through a favorable decision by the Supreme Federal Court and the express consent of the Federal Revenue Service, Inter's judicial deposit was released. Additionally, the authorization to use the credits, for amounts previously overpaid, against current obligations, was homologated without challenge by the Federal Revenue Service on May 11, 2006.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

Process type	12/31/2022	12/31/2021
Infraction Notice	17,896	17,896
Action for the annulment of a tax debt	29,626	21,239
Collection Letter	1,254	1,254
Clearing Statement	3,496	4,863
Total	52,272	45,252
24.Other liabilities

	12/31/2022	12/31/2021
Lease liabilities (Note 24.a)	146,705	137,085
Payments to be processed (a)	648,887	288,540
Contract liabilities (b)	45,364	48,943
Agreements	33,736	37,301
Digital customer portfolio - Inter & Co. Payments, Inc.	89,518	—
Provisions for salaries, vacations and other labor charges	77,383	44,684
Other liabilities	100,582	30,412
Pending settlements (c)	31,352	12,680
Financing to be released	—	17,704
Total other liabilities	1,173,527	617,349

(a)Payments to be processed: The balance is substantially composed of: credit operation installments to be transferred, payment orders to be settled, suppliers to be paid, liabilities from business combination and fees to be paid.
(b)Contract liabilities: The balance consists of amounts received, not yet recognized in the income statement arising from the exclusive contract for insurance products signed between the subsidiary Inter Digital Corretora and Consultoria de Seguros Ltda. (“Inter Seguros”) and Liberty Seguros.
(c)Pending settlements: These refer to performed customer transactions and/or anticipated resources that will be settled in a short period of time.
a.Lease liabilities
The changes in lease liabilities for the year are as follows:

Balance on January 1, 2022	137,085
New contracts	1,225
Payments	(38,882)
Accrued interest	47,277
Ending balance on December 31, 2022	146,705

Balance on January 1, 2021	111,328
New contracts	12,486
Payments	(29,793)
Accrued interest	43,064
Ending balance on December 31, 2021	137,085

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
Lease maturity
The maturity of the lease liabilities is as follows:

	12/31/2022	12/31/2021
Up to 1 year	2,890	2,765
From 1 year to 5 years	26,009	12,486
Above 5 years	117,806	121,834
Total	146,705	137,085
25.Equity
a.Share capital

Data	Class A	Class B	Total
2021	228,521,790	37,718,654	266,240,444
2022	284,765,936	117,037,105	401,803,041
At December 31, 2022, Inter & Co, Inc.'s authorized share capital is US$50,000 divided into 20,000,000,000 shares with par value of US$0.0000025 each, of which 284,765,936 have been issued as class A shares with a par value of US$0.0000025 each and 117,037,105 have been issued as class B shares with a par value of US$0.0000025 each. The share capital comprising shares issued refers to the authorized capital. Inter & Co. Inc’s paid-up share capital was R$13 at December 31, 2022.
Without prejudice to any special rights conferred thereby on the holders of any other shares or class of shares established holders of Class A Shares and holders of Class B Shares shall:
(a)    have the same rights, except regarding voting right. Holders of Class A Shares have the right to 1 (one) vote in any of the matters being decided in the general meetings, while holders of Class B Shares have the right to 10 (ten) votes in any of the matters being decided in the general meetings of Inter & Co.
(b)    be entitled to such dividends as the Board may from time to time declare; Holders of Class A common shares and Class B common shares will be entitled to receive equal dividends proportional to their interest in the Company.
(c)    in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purposes of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company, subject to the terms of any shareholders agreement to which all Members are a party; and
(d)    generally be entitled to enjoy all of the rights attaching to Class A and Class B shares.
b.Reserves
In the year ended December 31, 2022, Inter & Co, Inc. concluded the final stage of its corporate reorganization, as described in note 1. Accordingly, reserve amount of R$7,817,670 is the transfer from non-controlling interest to equity of Inter & Co, Inc of the Banco Inter shareholders that exchanged their shares of Banco Inter for shares and/ or BDRs of Inter & Co, Inc
c.Other comprehensive income
The amount corresponds to the net change in fair value - financial assets at FVOCI, which includes the expected credit loss for those financial assets , exchange-rate change adjustment of foreign investment and the amounts resulting from the corporate reorganization, as described in note 1.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
d.Dividends and interest on equity
Inter & Co Inc. has not declared or paid dividends in the year ended December 31, 2022.

Dividends/Interest on equity declared by the Company and subsidiaries	2022	2021	2020
Inter & Co	—	9,307	—
Banco Inter	38,056	10,373	39,949
Inter Digital (*)	25,812	—	—
Inter Food (*)	12,030	—	—
Total	75,898	19,680	39,949

(*)    Amount paid to non-controlling interest. The amounts paid to controllers are eliminated in the consolidation process.
e.Earnings (loss) per share
Basic and diluted loss per share is shown as follows:

	2022	2021	2020
Profit (loss) attributable to Owners of the company (In thousands of Reais)	(11,090)	(36,348)	9,648
Average number of shares	401,159,541	2,540,716,879	2,233,956,090
Diluted earnings (loss) per share (R$)	(0.0276)	(0.0143)	0.0043
Basic earnings (loss) per share (R$)	(0.0276)	(0.0143)	0.0043
Basic and diluted earnings (loss) per share are presented based on the two classes of shares, A and B, and are calculated by dividing the profit (loss) attributable to the parent company by the weighted average number of shares of each class outstanding in the current year.
For the purposes of calculating earnings per share for 2021, the number of common shares is adjusted retroactively to January 1, 2019, as a result of the corporate reorganization described in note 1.
f.Non-controlling interest
Prior to the corporate reorganization described in note 1, non-controlling interest corresponds to the investments of third parties in the direct and indirect subsidiaries of Inter.
Following the corporate reorganization, in the years 2021 and 2020, non-controlling interest corresponds to third party investors in Banco Inter and third party investors in the direct and indirect subsidiaries of Banco Inter.
In 2022, Inter & Co and Banco Inter completed the corporate reorganization described in note 1 and the transfer from non-controlling interest to equity of Inter & Co, Inc of the Banco Inter shareholders that exchanged their shares of Banco Inter for shares and/ or BDRs of Inter & Co, Inc reduced the non-controlling interest of the Inter & Co, Inc by R$5,656,106. The remaining non-controlling shareholders of Inter & Co, Inc refers to minority interests in the subsidiaries of Banco Inter.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
Below is a reconciliation of the effects on Inter & Co, Inc.'s reserves after the corporate reorganization:

Reflex Impacts	2021	Changes	2022
% Participation (a)	31.44%	68.56%	100.00%
Share Capital (b)	209,476	7,143,989	7,353,465
Capital reduction - Cash out (c)	—	(1,150,000)	(1,150,000)
Capital Reserves (d)	2,466,974	(839,096)	1,627,878
Dividends and interest on equity	(3,122)	(34,934)	(38,056)
Subtotal	2,673,328	5,119,959	7,793,287
Inter profit for the year	55,068	(11,090)	43,978
Others	—	(19,595)	(19,595)
Total	2,728,396	5,089,274	7,817,670

(a)    Refers to Inter & Co, Inc.'s stake in Inter Holding, Banco Inter's direct parent company.
(b)    Refers to the balance of capital stock arising from Inter and its subsidiaries, which were fully reflected to Inter & Co, after an indirect increase in equity interest.
(c)    On October 19, 2022, Banco Inter’s capital was reduced in the amount of R$1,150,000. The funds received by Inter Holding Financeira S.A., Inter's sole shareholder, as a result of the capital reduction, were used to amortize the financing obtained by HoldFin to pay the cash-out, within the scope of the corporate reorganization, in the amount of R$ 1,145,749, the remaining amount was classified as cash and cash equivalents.
(d)    Refers to the balance reflecting reserves arising from Inter and its subsidiaries, which were fully reflected to Inter & Co, after an indirect increase in equity interest.
g.Reflex reserve
Reflex reserve of R$ 125,299 that are presented in the equity of Inter & Co, Inc., is associate to the change in equity interest that occurred during the year, see note 1 and note 4a.
26.Net interest income

	2022	2021	2020
Interest income
Amounts due from financial institutions	221,136	71,106	126,619
Loans and advances to customers	2,557,721	1,359,169	809,628
Income from cash and cash equivalents in foreign currency	20,099	5,153	6,561
Others	3,702	—	—
Total interest income	2,802,658	1,435,428	942,808

Interest expenses
Securities issued	(689,849)	(207,670)	(73,597)
Deposits from customers	(1,057,637)	(294,237)	(93,319)
Saving	(80,993)	(25,640)	(8,745)
Securities acquired with agreements to resell	(77,312)	(10,097)	(5,056)
Borrowing and onlending (a)	(67,059)	(1,641)	(1,545)
Others	—	(3,957)	(2,073)
Total interest expense	(1,972,850)	(543,242)	(184,335)
Total	829,808	892,186	758,473

(a)    Refers to the interest expense of debentures issued for cash-out payments made to shareholders who opted to redeem their shares after the migration to the Nasdaq.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
27.Net result from services and commissions

	2022	2021	2020
Revenues from services and commissions	27,054	17,931	12,637
Income from bank fees	62,544	50,992	40,436
Income from exchange	617,552	369,340	137,863
Revenues from commissions and intermediation	496,835	296,655	98,003
Third parties’ funds administration	30,925	42,182	13,335
Exchange brokerage and securities	36,508	7,052	8,842
Other revenues	18,059	9,780	6,005
Expenses on cashback (a)	(321,438)	(251,363)	(59,976)
Total revenues from services and commissions	968,039	542,569	257,145

Other expenses	(2,019)	(1,905)	(6,147)
Bank expenses	(127,214)	(98,392)	(65,464)
Total expenses from services and commissions	(129,233)	(100,297)	(71,611)
Total	838,806	442,272	185,534

(a)Refer to values paid to customers as an incentive for the purchase or use of products. This balance is deducted directly from revenues from commissions and intermediation.
28.Other revenues

	2022	2021	2020
Performance revenue (a)	150,401	102,863	75,230
Other capital gains (losses)	66,363	29,330	—
Foreign exchange revenues	99,780	24,667	17,318
Other operating revenue	54,886	33,222	17,334
Revenue from goods	17,032	—	—
Total	388,462	190,082	109,882

(a)    Consists substantially of the result of the commercial agreement between Inter and Mastercard, B3 and Liberty, which offers performance bonuses as the established goals are met.
29.Impairment losses on financial assets

	2022	2021	2020
Loss on impairment adjustment of loans and advances to customers	(1,140,756)	(649,510)	(239,840)
Recovery of written-off credits	53,825	73,719	39,612
Others	3,694	(19,790)	(13,460)
Total	(1,083,237)	(595,581)	(213,688)

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
30.Personnel expenses

	2022	2021	2020
Salaries	(320,097)	(204,042)	(117,622)
Remuneration of the executive board and the board of directors	(29,023)	(22,794)	(15,893)
Social security charges	(119,746)	(80,908)	(37,128)
Profit sharing	(27,262)	(24,014)	(2,685)
Expenses for vacation and thirteenth salary	(62,340)	(45,677)	(21,480)
Benefits, included share based payment	(173,831)	(62,505)	(32,150)
Other personnel expenses	(1,306)	(3,388)	(2,138)
Total	(733,605)	(443,328)	(229,096)
31.Other administrative expenses

	2022	2021	2020
Data processing and information technology	(571,459)	(409,723)	(189,351)
Bank expenses	(144,134)	(94,743)	(123,492)
Tax expenses	(248,588)	(146,757)	(69,676)
Rent, condominium fee and property maintenance	(60,513)	(33,236)	(18,628)
Third party services	(156,373)	(87,040)	(49,517)
Advertisement and marketing	(137,942)	(145,279)	(55,354)
Communication	(124,633)	(103,723)	(81,892)
Reimbursement to customers	(88,203)	(65,564)	(6,220)
Travel and transportation expenses	(16,497)	(4,579)	(2,675)
Insurance expenses	(15,870)	(3,801)	(2,029)
Notary public and legal expenses	(12,678)	(12,822)	(5,066)
Portability expenses	(15,768)	(25,498)	(4,928)
Other expenses	(124,483)	(159,192)	(18,272)
Provisions for contingencies	(25,931)	(19,004)	(14,227)
Total	(1,743,072)	(1,310,961)	(641,327)
32.Current and deferred income tax and social contribution
a.Amounts recognized in profit or loss for the year

	2022	2021	2020
Current income tax and social contribution expenses	(106,625)	(52,441)	(13,166)
Deferred income tax and social contribution benefits (expenses)
Provision for impairment losses on loans and advances	111,967	186,178	34,261
Provision for contingencies	2,944	929	890
Adjustment of financial assets to fair value	3,806	26,270	17,945
Other temporary differences	54,245	(30,708)	(34,720)
Hedge transactions	(11,284)	8,986	8,553
Tax benefits carried forward	109,441	36,779	23,946
Total deferred income tax and social contribution benefits (expenses)	271,119	228,434	50,875
Total Income tax benefit	164,494	175,993	37,709

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
b.Reconciliation of effective rate

	2022		2021		2020
Profit before tax		(178,573)		(231,062)		(7,023)
Tax average using (a)	45%	80,358	45%	103,977	45%	3,160

Tax effect of
Interest on capital distribution		17,126		18,671		17,978
Non-taxable income (non-deductible expenses) net		(8,016)		(27,744)		34,502
Tax incentives		—		188		—
Subsidiaries not subject to Real Profit taxation		65,110		81,957		(17,129)
Others		9,916		(1,056)		(802)
Total income tax benefit		164,494		175,993		37,709

Effective tax rate		92%		76%		537%

Total income tax benefit		164,494		175,993		37,709
Total deferred income tax and social contribution		271,119		228,434		50,875
Total income tax and social contribution expenses		(106,625)		(52,441)		(13,166)

(a)The result from Banco Inter represents the greatest impact on the total amount of taxes, so we present the tax rate of 45%, which is the nominal rate currently in force for banks under Brazilian legislation.
c.Changes in the balances of deferred taxes

	Balance at 12/31/2021	Constitution	Realization	Balance at 12/31/2022
Composition of the deferred tax assets
Provision for impairment losses on loans and advances	295,799	548,506	(436,539)	407,766
Provision for contingencies	9,720	21,867	(18,923)	12,664
Adjustment of financial assets to fair value	184,886	226,374	(118,998)	292,262
Other temporary differences	62,939	87,199	(116,470)	33,668
Tax losses carried forward	95,573	109,219	(2,608)	202,184
Provision for loss of non-current assets held for sale	8,990	—	(8,990)	—
Expected loss on financial instruments	6,436	7,806	(4,535)	9,707
Hedge transactions	31,182	5,852	(17,137)	19,897
	695,525	1,006,823	(724,200)	978,148
Composition of the deferred tax liabilities
Commission deferral	(3,869)	—	3,869	—
Other temporary differences	(21,820)	—	21,820	—
Others	(63,546)	(32,681)	66,154	(30,073)
	(89,235)	(32,681)	91,843	(30,073)
Total deferred tax assets/(liabilities) (*)	606,290	974,142	(632,357)	948,075

(*)    The accounting records of these tax credits are based on the expectation of generating future taxable income and supported by technical studies and income projections.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

	Balance at 12/31/2020	Constitution	Realization	Balance at 12/31/2021
Composition of the deferred tax assets
Provision for impairment losses on loans and advances	109,620	227,915	(41,736)	295,799
Provision for contingencies	8,791	3,855	(2,926)	9,720
Adjustment of financial assets to fair value	—	450,377	(246,982)	184,886
Other temporary differences	1,893	62,617	(1,571)	62,939
Tax losses carried forward	58,794	160,115	(123,337)	95,573
Provision for loss of non-current assets held for sale	4,383	4,607	—	8,990
Provision for expected loss on financial instruments	343	6,093	—	6,436
Hedge transactions	22,195	23,568	(14,582)	31,182
	206,019	939,147	(431,134)	695,525
Composition of the deferred tax liabilities
Commission deferral	(5,576)	—	1,707	(3,869)
Adjustment of financial assets to fair value	(18,509)	—	18,509	—
Receivable from the sale of investments	(36,841)	—	15,021	(21,820)
Others	—	(63,546)		(63,546)
	(60,926)	—	—	(89,235)
Total deferred tax assets/(liabilities) (*)	145,093	939,147	(431,134)	606,290
33.Share-based payment
a.Share-based compensation agreements
a.1)    Stock Option Plan - Banco Inter
Banco Inter’s Stock Option Plan, established under the terms of art. 168, § 3, of Law 6404/1976, was an initiative of the Board of Directors of Inter, through which Banco Inter's managers, executives and employees were granted options for the acquisition of shares of Banco Inter, with a view to encouraging performance and favoring the retention of managers, executives and employees of Banco Inter, insofar as their participation in Banco Inter's share capital would allow them to benefit from the results to which they contributed and which are reflected in the valuation of the price of its shares, thus forming, with the shareholders, a common economic interest.
In 2016, the third Stock Option plan (“Plan 3[3]”) was launched, with vesting periods from 2017 to 2021. The options that become exercisable may be exercised by the participant in up to three years as of the last vesting period. Participants who do not exercise the option within the deadline or whose employment at Inter is terminated, lose the right to exercise it.
On February 5, 2018, Banco Inter’s Board of Directors approved “Plan 4” of the purchase option, as well as the grant of Tranche 1 of Plan 4 [4 (1)]. On July 9, 2020, Tranche 2 of “Plan 4” [4 (2)] was approved, with vesting period from January 2021 to January 2025. On January 31, 2022, Tranche 3 of “Plan 4” [4 (3)] was approved, with vesting period from December 2022 to December 2026. The options of Tranche 2 and Tranche 3 may be exercised within the period of 2 (two) years from the respective vesting periods. If not exercised within the established period, the right to the shares will automatically expire, with no right to indemnity.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
The main characteristics of the Plans are described below:

Plan	Approval	Options (shares INTR)	Vesting	Average exercise price per share	Participants	Final exercise date
3	09/30/2016	10,584,000	Up to 5 years	R$ 0.26	Officers, managers and key employees	12/31/2023
4 (1)	02/05/2018	32,714,784	Up to 5 years	R$ 0.30	Officers, managers and key employees	02/15/2025
4 (2)	07/09/2020	19,093,500	Up to 5 years	R$ 3.60	Officers, managers and key employees	12/31/2027
4 (3)	01/31/2022	19,500,000	Up to 5 years	R$ 8.08	Officers, managers and key employees	12/31/2028
The changes in the options of each plan for the year ended December 31, 2022, 2021 and 2020 and supplementary information are shown below:

Transactions of 2022 (Amounts presented in quantity of shares of Banco Inter)
Plan	Qty employees	Opening balance	Granted	Expired/Cancelled	Exercised (a)	Closing balance
3	2	4,060,800	—	—	4,060,800	—
4 (1)	27	14,748,390	—	64,800	13,869,996	813,594
4 (2)	70	17,792,100	—	291,600	525,150	16,975,350
4 (3)	83	—	17,421,000	390,000	—	17,031,000
Total		36,601,290	17,421,000	746,400	18,455,946	34,819,944

Weighted average price of the shares		R$ 2.39	R$ 8.08	R$ 5.61	R$ 0.35	R$ 5.71
(a)    All options were exercised prior to June 23, 2022 when Inter & Co became, indirectly, through Inter Holding Financeira S.A. (“HoldFin”), the owner of all shares of Banco Inter.

Transactions of 2021 (Amounts presented in quantity of shares of Banco Inter)
Plan	Qty employees	Opening balance	Granted	Expired/Cancelled	Exercised	Closing balance
3	3	7,128,000	648,000	—	3,715,200	4,060,800
4 (1)	31	19,652,310	—	2,131,200	2,772,720	14,748,390
4 (2)	59	14,978,700	4,114,800	135,000	1,166,400	17,792,100
Total		41,759,010	4,762,800	2,266,200	7,654,320	36,601,290

Weighted average price of the shares		R$ 1.46	R$ 4.06	R$ 0.50	R$ 0.91	R$ 2.39

Transactions of 2020 (Amounts presented in quantity of shares of Banco Inter)
Plan	Qty employees	Opening balance	Granted	Expired/Cancelled	Exercised	Closing balance
2	1	431,046	—	—	431,046	—
3	16	8,839,800	—	91,800	1,620,000	7,128,000
4 (1)	33	22,667,274	2,880,000	837,522	5,057,442	19,652,310
4 (2)	59	—	14,978,700	—	—	14,978,700
Total		31,938,120	17,858,700	929,322	7,108,488	41,759,010

Weighted Average period of the Shares		R$ 0.29	R$ 3.06	R$ 0.26	R$ 0.26	R$ 1.46

Other information of 2022
Plan	Number of shares exercised	Number of exercisable shares	Benefits expenses during the year	Benefits expenses to be occurred	Remaining period to vest (in years)	Remaining exercisable period (in years)
3	4,060,800	—	—	—	—	1
4 (1)	13,869,996	813,594	1,514	—	—	2.1
4 (2)	525,150	16,975,350	3,571	11,839	3	5
4 (3)	—	17,043,500	25,802	53,566	4	6

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

Other information of 2021
Plan	Number of shares exercised	Number of exercisable shares	Benefits expenses during the year	Benefits expenses to be occurred	Remaining period to vest (in years)	Remaining exercisable period (in years)
3	3,715,200	4,060,800	—	—	—	2
4 (1)	2,772,720	14,748,390	—	—	—	3.2
4 (2)	1,166,400	17,792,100	3,089	16,924	4	6.1

Other information of 2020
Plan	Number of shares exercised	Number of exercisable shares	Benefits expenses during the year	Benefits expenses to be occurred	Remaining period to vest (in years)	Remaining exercisable period (in years)
3	1,620,000	7,128,000	48	48	0.5	3
4	5,057,442	19,652,310	—	—	4	4.1
The estimated impact from shares-based expenses refers to the value of the payments for the options granted to employees in the consolidated financial statements based on their fair value. The fair values of plans 3, 4 (Tranche 1) and 4 (Tranche 2) were estimated based on the Black & Scholes option valuation model.

	Program
	3(2016)	4(2018)	4(2020)
Strike price	0.77	0.90	10.75
Risk-free rate	11.68%	9.97%	9.98%
Duration of the strike (years)	7	7	7
Expected annualized volatility	60.33%	64.28%	64.28%
Fair value of the option at the grant/share date:	0.19	0.05	0.05
For Tranche 3 of Plan 4, the fair value was estimated based on the Binomial model:

4(2022)
Strike price	8.08
Risk-free rate	11.45%
Duration of the strike (years)	7
Expected annualized volatility	38.81%
Fair value of the option at the grant/share date:	4.08
In the year ended December 31, 2022, the amount of R$7,036 of costs were recognized in profit or loss - refer to note 30.
Subsequent to December 31, 2022 all of Banco Inter’s obligations under Plan 4 were assumed by Inter & Co – refer to Note 35 d).
a.2)    Share based Payment related to Inter & Co Payments, Inc., acquisition.
In the context of the acquisition of Inter&Co Payments by Inter, it was established that part of the payment to key executives of the acquired entity would be made through cash or the granting of stock options with the possibility delivery Inter&Co class A shares and Inter&Co restricted class A shares, as the case may be. The total amount registered as personnel expenses is R$62,592. Considering the characteristics of the contract signed between the parties, the expense associated with the options granted are treated as a compensation expense which will be expensed over the term of the vested options and based on continued employment of such key executives.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
Inter has the right to repurchase the restricted shares if these key executives cease to provide services to the Company within the term of the acquisition contract. Nevertheless, all shares will remain subject to other transfer restrictions established in the contract and in the applicable legislation.
The strike price is equivalent to R$5.31 per INTR issued by Inter & Co, Inc., as contractually defined between the parties.
The main characteristics of the Plans are described below (per share):

Plan	Options	Vesting	Average strike price	Participants	Final strike date
USEND	1,132,885	Up to 3 years	R$5.31 per Class A	Officers, managers and key employees	12/30/2024
The changes in the Inter & Co Payments, Inc., plan for the year ended December 31, 2022 and supplementary information are shown below:

Transactions 12/31/2022 (Shares)
Plan	Qty employees	Opening balance	Granted		Expired/Cancelled	Exercised	Closing balance
Inter & Co Payments, Inc	4	—	1,132,885		—	—	1,132,885
Total		—	1,132,885		—	—	1,132,885
Weighted average price of the shares		—	R$	5.31	—	—	R$	5.31

Other Information 12/31/2022
Plan	Number of shares exercised	Number of exercisable shares	Shared-based payments during the year	Share-based payments expenses	Remaining Share-based payments expenses (in years)	Remaining contractual life (in years)
1	—	1,132,885	62,592	52,962	2	2.0

    (a)    The cost of the premium is equivalent to the value of the INTR on the exercise date, as contractually defined between the parties.
The expenses with the settlement of the fair value of the plan, recognized as employee benefits, for the year ended December 31, 2022, is shown in the explanatory note to personnel expenses (nº30).

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
34.Transactions with related parties
Transactions with related parties are defined and controlled in accordance with the Related-Party Policy approved by Inter’s Board of Directors. The policy defines and ensures transactions involving Inter and its shareholders or direct or indirect related parties. Transactions between related parties are carried out at common market rates and terms. Transactions related to subsidiaries are eliminated in the consolidation process, not affecting the consolidated financial statements.
Related party transactions were undertaken as follows:

	Parent Company (a)		Associates(b)		Key management personnel (c)		Other related parties (d)		Total
	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Assets
Loans and advances to customers	4,397	—	—	126	16,063	19,789	632,408	426,967	652,868	446,882
Stone Pagamentos S.A.* (e)	—	—	—	—	—	—	117,175	103,732	117,175	103,732
Arena Vencer Complexo Esportivo Multiuso SPE Ltda (e)	—	—	—	—	—	—	52,200	—	52,200	—
Log Commercial Properties e Participação S/A	—	—	—	—	—	—	79	61,914	79	61,914
MRV Engenharia e Participação S/A (f)	—	—	—	—	—	—	277,686	243,648	277,686	243,648
Conedi Participações LTDA(f)	—	—	—	—	—	—	54,331	—	54,331	—
Conedi Participações LTDA (g)	—	—	—	—	—	—	14,641	—	14,641	—
MRV Engenharia e Participação S/A (g)	—	—	—	—	—	—	80,057	—	80,057	—
Radio Itatiaia Ltda (g)	—	—	—	—	—	—	5,626	—	5,626	—
Urba Desenvolvimento Urbano S.A. (g)	—	—	—	—	—	—	14,226	—	14,226	—
Key management personnel (c)	—	—	—	—	16,063	19,789	—	—	16,063	19,789
Others (j)	4,397	—	—	126	—	—	16,387	17,673	20,784	17,799
Amounts due from financial institutions (g)	—	—	572,111	45,882	—	—	1,228,551	195,912	1,800,662	241,794
Granito soluções em pagamentos S.A.	—	—	572,111	45,882	—	—	—	—	572,111	45,882
Stone Pagamentos S.A.*	—	—	—	—	—	—	1,228,551	195,912	1,228,551	195,912
Securities (i)	23,386	371	—	4,144	14,050	25,962	112,252	146,085	149,688	172,418
Urba Desenvolvimento Urbano S.A.	—	—	—	—	—	—	8,150	—	8,150	—
Log Commercial Properties E Participações S/A	—	—	—	—	—	—	29,826	—	29,826	—
Conedi Participações Ltda	—	—	—	—	—	—	7,107	88,231	7,107	88,231
Key management personnel (c)	—	—	—	—	14,050	25,962	—	—	14,050	25,962
Others (j)	23,386	371	—	4,114	—	—	67,169	57,854	90,555	58,225

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

	Parent Company (a)		Associates(b)		Key management personnel (c)		Other related parties (d)		Total
	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Liabilities with customers - demand deposits	(1,350)	(318)	(7)	(766)	(981)	(800)	(10,324)	(9,318)	(12,662)	(11,202)
Novus Midia S.A.	—	—	—	—	—	—	(1,768)	—	(1,768)	—
Ong Movimento Bem Maior	—	—	—	—	—	—	(2,961)	—	(2,961)	—
Key management personnel (c)	—	—	—	—	(981)	(800)	—	—	(981)	(800)
Others (j)	(1,350)	(318)	(7)	(766)	—	—	(5,595)	(9,318)	(6,952)	(10,402)

(a)    Inter & Co is directly controlled by Costellis International Limited, SBLA Holdings and Hottaire;
(b)    Entities with significant influence by Inter & Co;
(c)    A Directors and member of the Board of Directors of Inter & Co;
(d)    Any immediate family members of key management personnel or companies controlled by them, including: companies which are controlled by immediate family members of the controller of Inter & Co; companies over which the controller or his immediate family members have significant influence; other investors that has significant influence over Inter & Co and their close family members.
(e)    Refers to working capital operations. The average rate applied is approximately 0.5% per month together with 110% to 120% of the monthly CDI;
(f)    These refer to the purchase of trade receivables from suppliers of the related party, characterized as "drawn risk" operations.
(g)    Refers to the advance/assignment of trade receivables from the related party, in which the risk is linked to that company's customers;
(h)    Consist of post-fixed CDB's and LCI's, carried out at rates compatible with the average of customers, with an average term of 16 to 20 months, and average rates of 99% to 102% of the CDI..
(i)    Refers to reimbursements between Inter subsidiaries;
(*)    In December 2022, Stone owned 4.20% of Inter share capital with voting rights in General Meetings.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

	Parent Company (a)			Associates (b)			Key management personnel (c)			Other related parties (d)			Total
	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
Interest income (e)	—	—	—	—	—	—	1,416	—	—	61,801	—	—	63,217	—	—
Conedi Participações Ltda	—	—	—	—	—	—	—	—	—	3,876	—	—	3,876	—	—
MRV Engenharia e Participação S/A	—	—	—	—	—	—	—	—	—	41,346	—	—	41,346	—	—
Stone Pagamentos S.A*	—	—	—	—	—	—	—	—	—	14,066	—	—	14,066	—	—
Arena Vencer Complexo Esportivo Multiuso Spe Ltda	—	—	—	—	—	—	—	—	—	1,375	—	—	1,375	—	—
Key management personnel (c)	—	—	—	—	—	—	1,416	—	—	—	—	—	1,416	—	—
Others (g)	—	—	—	—	—	—	—			1,138	—	—	1,138	—	—
Interest expenses (f)	(408)	(14)	(2,503)	(145)	(26)	(3,016)	(298)	(215)	(2,181)	(9,246)	(514)	(15,954)	(10,097)	(769)	(23,654)
Conedi Participações Ltda	—	—	—	—	—	—	—	—	—	(1,647)	—	—	(1,647)	—	—
Log Commercial Properties E Participações S/A	—	—	—	—	—	—	—	—	—	(6,094)	—	—	(6,094)	—	—
Verona Empreendimentos LTDA	—	—	—	—	—	—	—	—	—	(256)	—	—	(256)	—	—
Key management personnel (c)	—	—	—	—	—	—	(298)	(215)	(2,181)	—	—	—	(298)	(215)	(2,181)
Others (g)	(408)	(14)	(2,503)	(145)	(26)	(3,016)	—	—	—	(1,249)	(514)	(15,954)	(1,802)	(554)	(21,473)
Other administrative expenses	36	—	—	—	—	—	947	—	—	7,600	737	737	737	737	—
MRV Engenharia e Participação S/A	—	—	—	—	—	—	—	—	—	2,371	—	—	2,371	—	—
Lott Oliveira Braga	—	—	—	—	—	—	—	—	—	1,341	—	—	1,341	—	—
T. Lott Advocacia	—	—	—	—	—	—	—	—	—	765	—	—	765	—	—
Key management personnel (c)	—	—	—	—	—	—	947	—	—	—	—	—	947	—	—
Others (g)	36	—	—	—	—	—	—	—	—	3,124	737	737	3,160	737	—

(a)Inter & Co is directly controlled by Costellis International Limited, SBLA Holdings and Hottaire,;
(b)Entities with significant influence by Inter & Co;
(c)Directors and member of the Board of Directors of Inter & Co;
(d)Any immediate family members of key management personnel or companies controlled by them;
(e)Income related to the receipt of interest on credit operations with related parties.
(f)Refer to expenses on intermediation of fixed income products
(g)“Others” refer to dispersed balances, which are not relevant for opening.
Remuneration of key management personnel
The remuneration of the key management personnel of the Group is presented in note 30 in the caption ‘remuneration of the executive board and the board of directors’ ad referendum to the Annual Shareholders’ Meeting. The Group has a stock option plan for preferred shares for its key management personnel. Further information on the plan is detailed in explanatory note 33.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022
35.Subsequent events
a) Incorporation of Inter Mortgage Holding, Inc
On January 9, 2023, Inter Mortgage Holding, Inc. was incorporated, a wholly-owned subsidiary of Inter US Holding LLC, in Delaware/USA. It is a non-operating holding company, with no assets, liabilities or contingencies.
b) Change in corporate name to “Inter US Holding, LLC”
On January 12, 2023, the change in corporate name of NEW LA BI LLC to Inter US Holding, LLC was approved.
c) Acquisition of subsidiary “YellowFi Mortgage LLC”
On January 24, 2023, through the holding company “Inter Mortgage Holding, Inc” the Group acquired a 100% interest in YellowFi Mortgage LLC and YellowFi Management LLC, consisting in 100,000 units in each company. The amount paid for the acquisition of YellowFi Mortgage LLC and YellowFi Management LLC was $450,000, partially settled in cash and partially settled in shares of the Company.
YellowFi is a mortgage company based in the United States with operations in Florida, Georgia and Colorado, which provides credit focused on the real estate market. The company has licenses to operate in these three states and obtains funding from investors. The company’s business is focused on mortgage origination and distribution and will enable the Group to expand other loan portfolios in the US, providing Inter & Co’s customers with a broader range of financial services.
d) Share based payments
On January 4, 2023, the Extraordinary General Meeting of Inter & Co, Inc. was held, in which the migration of Plan 4 and Programs 1, 2 and 3 under Plan 4 was approved, with the consequent assumption by Inter & Co of Banco Inter S.A.'s obligations under Plan 4 and the respective programs. As a result of the corporate reorganization, each 2 Units of Banco Inter S.A., each composed of 1 common share and 2 preferred shares of Banco Inter S.A. now correspond to 1 Class A Share of Inter & Co, so that the number of options held by each beneficiary changed proportionally. Thus, for every 6 options to purchase common or preferred shares of Banco Inter S.A., the beneficiary will have 1 option to purchase a Class A Share of Inter & Co. Likewise, for every 2 options to purchase units of Banco Inter S.A., the beneficiary will have 1 option to purchase a Class A Share of Inter & Co. Furthermore, the repricing of the exercise price of the options granted in the scope of Program 3 of Plan 4, which have not yet been exercised, was approved, changing the exercise price to R$15.50.
The effects of the migration of Plan 4 are presented below as of January 4, 2023:

Plan	Qty employees	Remaining number of shares exercisable	Number of exercisable options	Remaining period to vest (in years)	Remaining contractual life (in years)
4 (1)	27	813,594	135,599	0.1	2.1
4 (2)	70	16,975,350	2,829,225	3	5.0
4 (3)	83	17,031,000	2,838,500	4	6.0
Total		34,819,944
e) Cancellation of corporate “Inter US Holding, LLC”
On March 22, 2023, the company Inter US Holding was extinguished. Its sole investee (Inter Holding Financeira S.A.) is now directly controlled by Inter & Co.