Form 20-F
period 2023-12-31
Inter & Co, Inc.
filed 2024-04-30
CIK 1864163

As filed with the Securities and Exchange Commission on April 30, 2024
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from    to    .
OR
☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the fiscal year ended December 31, 2023
Commission file number: 333-260701

Inter & Co, Inc.
(Exact Name of Registrant as specified in its charter)
The Cayman Islands
(Jurisdiction of incorporation or organization)
Av Barbacena, 1.219, 22nd Floor
Belo Horizonte, Brazil, ZIP Code 30 190-131
Telephone: +55 (31) 2138-7978
(Address of principal executive offices)
Santiago Horacio Stel
Chief Financial Officer

ir@inter.co

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
Class A common shares
The number of outstanding shares of each class of stock of Inter & Co, Inc. as of December 31, 2023 was:
117,037,105 Class B common shares, each with par value of US$0.0000025
285,153,435 Class A common shares, each with par value of US$0.0000025

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒
No ☐
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
Yes ☒
No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filers,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.(Check one):]
Large Accelerated Filer ☒
Accelerated Filer ☐
Non-accelerated Filer ☐
Emerging Growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

INTER & CO, INC
I

II

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Unless otherwise indicated or the context otherwise requires, all references to “Inter&Co,” “Inter,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Inter&Co, Inc., together with its subsidiaries (including Banco Inter S.A. and its subsidiaries); all references to “Banco Inter” refer to Banco Inter S.A., a Brazilian corporation and its subsidiaries; all references to our “controlling shareholder” are to Mr. Rubens Menin Teixeira de Souza and/or Costellis International Limited or any other vehicle through which Mr. Rubens Menin Teixeira de Souza holds his equity interest in Inter&Co, as applicable.
The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. “Central Bank” refers to the Brazilian Central Bank (Banco Central do Brasil).
Financial Statements
Unless otherwise noted, the consolidated financial information contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2023 and 2022 and for each of the years in three-year period ended December 31, 2023, included elsewhere in this annual report, or the Audited Financial Statements.
Our Audited Financial Statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board (IASB).
In the presentation of the information in the financial statements, Inter & Co has reclassified certain prior year balances to conform to current year presentation.
Financial Information
Inter&Co is a holding company incorporated on January 26, 2021, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies.
Banco Inter was a publicly held company with equity securities listed on B3 from April 2018 through June 23, 2022, when Inter &Co and Banco Inter completed a corporate reorganization as an immediate result of which Inter&Co became the indirect owner of all shares of Banco Inter. The ultimate shareholders of Banco Inter were the same before and after this corporate reorganization (except for some shareholders that opted to receive a cash out payment), however our controlling shareholder received Class B common shares, which are entitled to 10 votes per share while all other shareholders received Class A common shares, which are entitled to 1 vote per share. Inter&Co accounted for this corporate reorganization as a reorganization of entities under common control, and the pre-reorganization historical values of Banco Inter’s consolidated assets and liabilities are reflected in Inter&Co’s consolidated financial statements. As a result, the Audited Financial Statements reflect:
•The historical consolidated operating results, and cash flows of Banco Inter (as predecessor) for all dates and periods prior to May 7, 2021.
•Inter&Co and its consolidated subsidiaries (including Banco Inter) operating results and cash flows from May 7, 2021.
•As the statutory equity reserves of Banco Inter are no longer applicable to Inter&Co, these statutory reserves were transferred to the retained earnings account on May 7, 2021, the date of the initial reorganization.
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
•The consolidated financial position of Inter&Co, Inc. as of December 31, 2023 and December 31, 2022.
•The consolidated operating results and cash flows of Inter&Co, Inc. for the years ended on December 31, 2023 and 2022 and from the period from May 7, 2021 to December 31, 2021
•The contribution of Banco Inter consolidated assets and liabilities at book value on May 7, 2021;

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
All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars, the official currency of the United States of America. Solely for the convenience of the reader (unless otherwise stated), we have translated certain amounts included in “Summary Consolidated Financial Information and Other Data,” and elsewhere in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank as of December 31, 2023, of R$ 4.8407 to US$1.00. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of December 31, 2023, may not be indicative of future exchange rates. See “Item 5. Operating and Financial Review and Prospects ― A. Operating Results ― Exchange Rates” for information regarding historical exchange rates for the Brazilian currency.
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
Special Note Regarding Non-GAAP financial measures
We use certain Non-GAAP financial measures to analyze our financial and operational performance, as well as a basis for administrative decisions, including in connection with our analysis of our operational and financial performance and our evaluation of our liquidity. We include certain Non-GAAP financial measures to provide a more comprehensive understanding of our financial and operational performance. These metrics offer a basis for administrative decisions while enabling stakeholders to evaluate the Company's performance. By supplementing GAAP financial measures with additional Non-GAAP financial measures, we can present a more comprehensive representation of the company's financial performance.

Non-GAAP financial measures have limitations as analytical tools, and you should not consider them in isolation. There is no standard definition for any of these indicators and our definition of these measures may differ from the definition used by other companies. Gross Loan Portfolio, Selling, General and Administrative, or SG&A, Efficiency Ratio, Return On Average Equity, or ROAE, Cost of Risk, Net Fee Revenue, Net Fee Revenue/SG&A, Fee Revenue Ratio, Funding, Cost of Funding, Total Gross Revenue, Interest-Earning Portfolio, Net Interest Margin, or NIM, and Net Interest Margin Excluding Credit Card Transactor Portfolio, or NIM Excluding Credit Card Transactor Portfolio, each a Non-GAAP financial measure, are not measures of financial performance or liquidity under IFRS and should not be considered as an alternative to other indicators of our operating performance, cash flows or any other measure of performance derived in accordance with IFRS. Non-GAAP financial measures should be viewed as supplemental to, and not a substitute for, our Financial Statements prepared in accordance with IFRS. Because this financial information is not prepared in accordance with IFRS, investors are cautioned not to place undue reliance on this information.
Gross Loan Portfolio
We define Gross Loan Portfolio as the sum of loans and advances to customers and loans to financial institutions. We believe that adding loans and advance to customers and loans to financial institutions provides us with a complete view of our portfolio balance because loans to financial institutions are related to anticipation of credit card receivables, which are credit operations. We use this Non-GAAP financial measure to monitor the evolution of our credit portfolio. See below a reconciliation of the Gross Loan Portfolio:

	12/31/2023 (in thousands of R$)	12/31/2022 (in thousands of R$)
Loans and advances to customers, net of provisions for expected loss	27,900,543	21,379,916
Provision for expected loss	1,883,758	1,318,412
Loans to financial institutions	1,236,536	1,845,665
Gross Loan Portfolio	31,020,837	24,543,993
Selling, General and Administrative or SG&A
SG&A is defined as the sum of our personnel expenses, administrative expenses and depreciation and amortization. We use this Non-GAAP financial measure as a component of Efficiency Ratio and Net Fee Revenue/SG&A, which are other Non-GAAP financial measures we use. The table below sets forth a reconciliation of this Non-GAAP financial measure for the years ended December 31, 2022, and 2023:

	12/31/2023 (in thousands of R$, except %)	12/31/2022 (in thousands of R$, except %)
Personnel expenses	790,739	733,605
Administrative expenses	1,461,348	1,494,484
Depreciation and amortization	160,440	163,972
SG&A	2,412,527	2,392,061
Efficiency Ratio
Efficiency Ratio is our SG&A divided by the revenues less tax expenses. For purpose of this measure, we deduct tax expenses from revenues as we consider these taxes to be an inherent cost of providing our services. We use this Non-GAAP financial measure to monitor the evolution of our primary expenses in relation to revenues less tax expenses.

The table below set forth a reconciliation of this Non-GAAP financial measure for the periods indicated:

	12/31/2023 (in thousands of R$, except %)	12/31/2022 (in thousands of R$, except %)
SG&A	2,412,527	2,392,061
Revenues	5	3,562,697
Tax expenses	(326,584)	(248,588)
Revenues less tax expenses	4,425,992	3,314,109
Efficiency Ratio	54.5%	72.2%
Return On Average Equity or ROAE
We calculate ROAE as profit for the year divided by average equity, which is calculated as total equity as of the end of the year plus total equity as of the end of the prior year divided by two. ROAE is a measure of profitability that represents the profit that we are able to generate using our shareholders’ resources. Our management uses ROAE to guide its actions in attempting to maximize our returns. The table below set forth our ROAE for the years indicated:

	As of and for 12/31/2023 (in thousands of R$, except %)	As of and for 12/31/2022 (in thousands of R$, except %)
Profit / (loss) for the year	352,260	(14,079)
Total equity	7,596,691	7,089,104
Total equity as of the end of the prior year	7,089,104	8,449,784
Average equity	7,342,898	7,769,444
ROAE	4.8%	(0.2)%
Cost of Risk
We calculate Cost of Risk as impairment losses on financial assets divided by average Gross Loan Portfolio, which is calculated as Gross Loan Portfolio as of the end of the applicable year plus Gross Loan Portfolio as of the end of the prior year divided by two. We believe that Cost of Risk provides us a useful view on our materialized risk of credit as a proportion of our overall credit portfolio. We use Cost of Risk to monitor our credit losses in relation to our credit portfolio.
The table below set forth our Cost of Risk for the periods indicated:

	12/31/2023 (in thousands of R$, except %)	12/31/2022 (in thousands of R$, except %)
Impairment losses on financial assets	(1,541,584)	(1,083,237)
Gross Loan Portfolio	31,020,837	24,543,993
Gross Loan Portfolio as of the end of the prior year	24,543,993	17,514,466
Average Gross Loan Portfolio	27,782,415	21,029,230
Cost of Risk	5.5%	5.2%
Net Fee Revenue and Net Fee Revenue / SG&A
We define Net Fee Revenue as net revenues from services and commissions less expenses from services and commissions plus other revenues. Net Fee Revenue represents our revenue from our non-credit-related operations. We use Net Fee Revenue as a component of Net Fee Revenue/SG&A and Fee Revenue Ratio, which are other Non-GAAP financial measures.

We define Net Fee Revenue/SG&A as Net Fee Revenue divided by SG&A. Net Fee Revenue/SG&A represents our ability to cover our primary expenses with the revenue from our non-credit-related operations. We use this measure to monitor the growth and profitability of our non-credit-related operations.
The table below set forth our Net Fee Revenue and Net Fee Revenue/SG&A for the years indicated:

	12/31/2023 (in thousands of R$, except %)	12/31/2022 (in thousands of R$, except %)
Net revenues from services and comissions	1,304,382	968,039
Expenses from services and comissions	(135,582)	(129,233)
Other revenues	375,688	388,462
Net Fee Revenue	1,544,488	1,227,268

SG&A	2,412,527	2,392,061
Net Fee Revenue / SG&A	64.0%	51.3%
Fee Revenue Ratio
We define Fee Revenue Ratio as Net Fee Revenue divided by revenues. Fee Revenue Ratio represents the breakdown of our revenues between revenues deriving from credit operations and revenues deriving from other revenue streams. We use Fee Revenue Ratio to monitor our ability to expand our non-credit operations.
The table below set forth our Fee Revenue Ratio for the years indicated:

	12/31/2023 (in thousands of R$, except %)	12/31/2022 (in thousands of R$, except %)
Net Fee Revenue	1,544,488	1,227,268
Revenues	4,752,576	3,562,697
Fee Revenue Ratio	32.5%	34.4%
Funding
We define Funding as the sum of liabilities with customers, securities issued, securities sold under agreements to repurchase, interbank deposits, and borrowing and onlending. We use Funding to monitor the effectiveness of our client-focused initiatives to deposit funds with us or acquire bank securities we issued through our platform. The table below contain a reconciliation of Funding as of the dates indicated.

	12/31/2023 (in thousands of R$)	12/31/2022 (in thousands of R$)
Liabilities with customers	32,651,620	23,642,804
Securities issued	8,095,042	6,202,165
Securities sold under agreements to repurchase	1,011,092	1,902,873
Interbank deposits	1,647,866	732,528
Borrowing and onlending	107,412	36,448
Funding	43,513	32,517

Cost of Funding
We define Cost of Funding as interest expenses divided by average Funding, which is calculated as Funding as of the end of the applicable year plus Funding as of the end of the prior year, divided by two. Cost of Funding represents the average interest rate we pay in connection with our Funding. We use Cost of Funding to monitor our ability to maintain a cost-effective funding base and as a proxy of our expenses to obtain funds for our operations.
The table below set forth our Cost of Funding for the years indicated:

	12/31/2023 (in thousands of R$, except %)	12/31/2022 (in thousands of R$, except %)
Interest expenses	2,887,573	1,972,850
Funding	43,513,032	32,516,818
Funding as of the end of the prior year	32,516,818	23,043,717
Average funding	38,014,925	27,780,268
Cost of Funding	7.6%	7.1%
Total Gross Revenue
We define Total Gross Revenue as the sum of interest income, net revenues from services and commissions, cashback expenses, Inter Loop, other revenues, income from securities and derivatives. Total Gross Revenues represents our total revenues without considering any expenses or other deductions. Cashback expenses and Inter Loop are added when calculating Total Gross Revenue because net revenue from services and commissions is presented net of cashback expenses and Inter Loop in the financial statements. We use Total Gross Revenue as a measure to evaluate the effect of our cashback and other similar discount initiatives in our ability to generate Gross Revenue.
The table below set forth our Total Gross Revenue for the periods indicated:

	12/31/2023 (in thousands of R$)	12/31/2022 (in thousands of R$)
Interest income	4,549,827	2,802,658
Net revenues from services and commissions	1,304,382	968,039
Cashback expenses	236,482	321,438
Inter Loop	66,571	—
Other revenues	375,688	388,462
Income from securities and derivatives	1,545,835	1,505,621
Total Gross Revenue	8,079	5,986
Interest-Earning Portfolio
We define Interest-Earning Portfolio as the sum of amounts due from financial institutions net of provisions for expected loss, securities, derivative financial assets and loans and advances to customers, net of provisions for expected loss. Interest earning portfolio represents the total amount of our assets which generate interest or that have generated interest in some other way in connection with our banking operations (e.g., anticipation of credit card receivables through loans to financial institutions). We use interest earning portfolio as a component of NIM and NIM Excluding Credit Card Transactor Portfolio, each also a Non-GAAP financial measure.

The table below contain a reconciliation of interest earning portfolio as of the dates indicated.

	12/31/2023 (in thousands of R$)	12/31/2022 (in thousands of R$)
Amounts due from financial institutions, net of provisions for expected loss	3,718,506	4,258,856
Securities	16,868,112	12,448,565
Derivative financial assets	4,238	—
Loans and advances to customers, net of provisions for expected loss	27,900,543	21,379,916
Interest Earning Portfolio	48,491	38,087
Net Interest Margin (NIM)
We calculate NIM as net interest income and income from securities and derivatives divided by the average of interest earning portfolio, which is calculated as interest-earning portfolio as of the end of the applicable year plus interest earning portfolio as of the end of the prior year divided by two.
NIM represents our ability to generate interest income and income from securities and derivatives from our interest earning portfolio. We use NIM to monitor the efficacy of our initiatives to increase our interest-earning potential. The tables below present a reconciliation of our NIM for the periods indicated.

	12/31/2023 (in thousands of R$, except %)	12/31/2022 (in thousands of R$, except %)
Net interest income and income from securities and derivatives	3,208,088	2,335,429
Interest Earning Portfolio	48,491,399	38,087,337
Interest Earning Portfolio as of the end of the prior year	38,087,337	31,431,927
Average Interest Earning Portfolio	43,289,368	34,759,632
NIM	7.4%	6.7%
NIM Excluding Credit Card Transactor Portfolio
We calculate NIM excluding credit card transactor portfolio as net interest income and income from securities and derivatives divided by the average of Interest Earning Portfolio less credit card transactor portfolio, which is calculated as Interest Earning Portfolio less credit card transactor portfolio, each as of the end of the applicable year, plus Interest Earning Portfolio less credit card transactor portfolio, each as of the end of the prior year, divided by two. The credit card transactor portfolio refers to the credit card portfolio who pay off their credit card balances in full each month. Those clients do not accrue interest.
NIM excluding credit card transactor portfolio represents our ability to generate interest income from our asset portfolio. Credit card transactor portfolio relates to the balance of payments we received made with credit cards, which would only generate interest in case of a default by the credit card issuer. We exclude credit card transactor portfolio in this Non-GAAP financial measure as we do not expect any such default to occur given how the credit card payment system functions. We use NIM excluding credit card transactor portfolio to monitor the efficacy of our initiatives to increase our interest-earning potential.

The tables below present a reconciliation of our NIM excluding credit card transactor portfolio for the periods indicated.

	12/31/2023 (in thousands of R$, except %)	12/31/2022 (in thousands of R$, except %)
Net interest income and income from securities and derivatives	3,208,088	2,335,429
Interest Earning Portfolio	48,491,399	38,087,337
Credit card transactor portfolio	(7,490,011)	(5,411,798)
Interest Earning Portfolio less credit card transactor portfolio	41,001,388	32,675,539
Interest earning portfolio as of the end of the prior year	38,087,337	31,431,927
Credit card transactor portfolio as of the end of the prior year	(5,411,798)	(4,122,313)
Interest Earning Portfolio less credit card transactor portfolio as of the end of the prior year	32,675,539	27,309,614
Average interest earning portfolio less credit card transactor portfolio	36,838,464	29,992,577
NIM Excluding Credit Card Transactor Portfolio	8.7%	7.8%
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
•Average clients with three or more products. We calculate this metric as the number of active clients as of that a given date that used three or more of our products of our products divided by the total number of active clients as of that same date. To calculate the number of products our client uses, we divided our product portfolio in 73 distinct products (including products consisting of groups of features), such as transactional banking services (PIX + wire transfers + withdrawal), shopping purchases, credit card transactions, and others. We use this metric to monitor the cross selling capabilities across the Financial Super App.
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
•CAC. Client acquisition cost, or CAC, represents our managerial estimate of the average cost of adding a new client to our platform, considering operating expenses for opening an account, such as onboarding personnel, embossing and sending cards, and digital marketing expenses with a focus on client acquisition, divided by the number of accounts opened in the quarter. We use CAC to monitor our costs and ability to efficiently grow our number of clients.
•Client cohort. We aggregate customers in cohorts defined by the first date of contact with Inter as a client, such as: date of account opened, or credit contract signing, first purchase at Inter Shop, etc. We believe that analyzing our clients by cohorts provides us useful insight on the evolution of our clients and our ability to retain and monetize our clients in the long-term. We use client cohorts together with other metrics to analyze a certain aspect of their relationship with us (depending on the metric used).
•GMV. We calculate the gross merchandise value, or GMV, for a given period as the total value of all sales made or initiated through our Inter Shop platform managed by Inter Shop (defined below). We believe that GMV provides us useful insight on the size of our Inter Shop platform, as it reflects the total volume of transactions in our Inter Shop platform without accounting for our operational efficiency. We use this metric to monitor the effect our client-focused initiatives have on our ability to generate revenue from Inter Shop.
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
•Take rate. We calculate take rate for a given period as the aggregate value of the fee we charge on transactions performed by a third-party seller or service provider at Inter Shop platform (end-to-end or at an affiliate partner platform originated via Inter) divided by the GMV at the same period. We use take rate to monitor our overall ability to monetize our platform to third-party sellers and service providers in our Inter Shop platform.

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
•the impact of the ongoing wars in the Middle East and in Ukraine, and the impact of these events on the global economy, which area highly uncertain and difficult to predict;
•our future growth opportunities, expect earnings, expected capital expenditures, and future financing requirements;
•our ability to expand our business into markets outside of Brazil and in particular our ability to integrate the operations and obtain the benefits that we intend to achieve through our acquisition of Inter&Co Payments in the United States;
•general economic, political and business conditions both in Brazil and internationally, including in Brazil, developments and the perception of risks including policies and potential changes that have been or are proposed to be implemented, including economic and tax reforms, any of which may negatively affect growth prospects in the Brazilian economy as a whole;
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
•our competitors and competitive position;
•changes in consumer preferences and consumer demand for our products and services;
•difficulties in maintaining and/or improving our products or in addressing client complaints and any negative publicity involving our products and services;
•increases in our operating costs, particularly in relation to our workforce; and
•the matters discussed under the “Risk Factors” section in this annual report.

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
•We have identified material weaknesses in our internal control over financial reporting for the year ended December 31, 2023. The existence of material weaknesses and the failure to maintain effective internal control over financial reporting may prevent us from accurately reporting our results of operations, meeting our reporting obligations, or preventing fraud or losses; and
•The Brazilian government exercises significant influence over the Brazilian economy and government actions may materially adversely affect the Brazilian market and us.
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
Failure to protect against risks related to cybersecurity may adversely impact our operations and result in loss of revenue, incurrence of material expenses and expose us to material liabilities
Our security structure is subject to cybersecurity failures, including cyber-attacks, which may include intrusion into platforms and IT systems (which includes, inter alia, servers, databases, networks, applications, software, services, partners’ services and anything considered a digital asset (e.g. which has bits and bytes) by malicious third parties, malware infiltration (such as computer viruses), contamination (whether intentional or accidental) of networks and systems by third parties with whom we exchange data, cyber-attacks designed to access, change, corrupt or destroy systems, computer networks, stored information or transmitted information, as well as unauthorized access to or breach of sensitive and or private data of clients by our employees, third parties or others. We have been in the past subject to cybersecurity incidents that resulted in unauthorized access and disclosure of client information, and we are constantly subject to cybersecurity threats.
We have strategic partners in infrastructure and systems, which also process information and operate critical services. These suppliers are subject to risks similar to those described above and may have a direct impact on us and our clients. We may be jointly and severally liable for any damage caused by third-party service providers involved in our operations. Also, some of our subsidiaries are not subject to the same controls procedures and cybersecurity systems as Banco Inter, which expose them to incremental risks.
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
We may not be able to upgrade our systems quickly enough to keep up with changes in cyber-attacks, or we may be required to allocate additional funds above the amounts originally earmarked to stop such attacks. For more information on our cybersecurity practices, see “Item 16K - Cybersecurity.”
We are also subject to cyber-risk-management regulation. Failure to manage cybernetic risks or to comply with these regulatory requirements may adversely affect us.

We are subject to risks associated with noncompliance with data protection laws and may be materially adversely affected in the event we are subject to fines and other sanctions under these laws.
Compliance with applicable data protection laws, including Brazilian Data Protection Law (Lei Geral da Proteção de Dados) and data protection statutes in various States of United States of America, requires us to continuously improve our practices, which may require additional investments and additional cybersecurity expenses, both of which may adversely affect our financial condition and results of operations.
Failure to comply with any of data protection law may subject us to legal proceedings (including class actions and claims from individuals and legal entities) seeking damages and penalties.
In Brazil, failure to comply with the Brazilian Data Protection Law, we may be subject to fines (on an individual or cumulative basis), warnings, disclosure obligations, temporary suspensions, an obligation to delete personal data and a fine of up to 2.0% of our Company’s, economic group’s or conglomerate’s revenue (excluding taxes) in Brazil in the year proceeding the breach up to an aggregate R$50.0 million per infraction. In addition, we may be held liable for civil, moral, individual or collective damages caused by us or our subsidiaries in the event of a failure to comply with Brazilian Data Protection Law.
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
We may incur losses resulting from failures, inadequacies or deficiencies in internal processes, systems, or human error. In addition, we may incur losses resulting from external events such as natural disasters, terrorism, theft, and vandalism, as well as events that are not properly identified and addressed by our models. The occurrence of any of these risks may materially adversely affect us. See “— We have identified material weaknesses in our internal control over financial reporting for the year ended December 31, 2023. The existence of material weaknesses and the failure to maintain effective internal control over financial reporting may prevent us from accurately reporting our results of operations, meeting our reporting obligations, or preventing fraud or losses.”
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
Inter&Co Payments, Inc. or Inter&Co Payments is engaged in money transmission business in the United States. Money transmittal businesses are particularly exposed to money laundering risks, particularly in connection with international transfers involving low amounts, which may not be captured by monitoring procedures.
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
Brazilian financial institutions must comply with the guidelines imposed by the CMN and the Central Bank which are similar to the guidelines of Basel III, related to capital adequacy, including minimum capital requirements. We cannot guarantee that in the future we will have sufficient funds or resources available to ensure adequate capitalization, and therefore we may be unable to meet the capital adequacy requirements imposed by the CMN and the Central Bank.
The Central Bank establishes a calculation method for regulatory capital held by financial institutions and other institutions authorized to operate by the Central Bank, and its main purposes are:
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
A portion of our income is derived from payroll deductible loans, where our clients’ loan payments are deducted directly from their salaries, pensions, annuities. Our ability to make payroll deductions is governed by various federal, state and local laws and/or regulations that establish limits on such deductions, and requires certain licenses issued by public entities and agreements with private sector employers. The enactment of any new law, regulation or amendment, or the repeal or emergence of a new interpretation of existing laws or regulations that result in a ban or restriction on our ability to make these direct deductions could increase the risk profile of our credit portfolio, resulting in a higher percentage of loan-related losses.
Our capacity to receive payments due on personal loans paid directly from payroll or from social security benefits also depends on the effectiveness and validity of the agreements we entered into with entities of the public sector, including the Brazilian Institute of Social Security (Instituto Nacional da Seguridade Social - “INSS”) and employers of the public and/or private sector, as well as on the continued employment or status as beneficiary of the borrowers. The discount of the installment related to the payment deductible loans must be expressly authorized by the clients (e.g INSS retirees and pensioners, employers of the private sector governed by the Brazilian Consolidated Labor Law and public servants (active, retired or dependents), as the beneficiaries of the salary, pension or annuity).

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
We may experience difficulty in the collection and foreclosing upon collateral for unpaid loans and financing
When borrowers default on loan and financing agreements, we take in-court or out-of-court measures to collect the amounts due. We may not be able to recover amounts resulting from defaulted loans by borrowers or seize assets pledged as collateral under these agreements, and such collateral, when seized, may not be sufficient to cover defaulted loan balances. For instance, all our real estate loans have the real estate in question as collateral (through a fiduciary assignment of property or mortgage). Foreclosure on such collateral requires us to observe specific procedures which may be time-consuming and may be further delayed due to circumstances outside our control (such as difficulty in locating the debtor). Judicial challenges by the debtor may also result in decisions requiring additional procedures to affect the foreclosure or even invalidating a completed foreclosure as a whole. Due to depreciation and other maintenance costs relating to the collateral, we may sell the asset within a short timeframe, which may require us to accept worse commercial terms for the sale. We may also be unable to sell the asset. We may also experience to difficulties collecting defaulted loans or foreclosing on collateral if the debtor is in bankruptcy or in court or out-of-court reorganization. We cannot assure you that we will be able to collect defaulted loans, successfully and timely foreclose on the loan’s collateral or that the recovered amounts will cover the outstanding balance of a defaulted loan. As such, an increase in loan defaults or an increase in our loss resulting from defaults may materially adversely affect us.
Difficult conditions in the mortgage and residential real estate markets as well as general market concerns may adversely affect our real estate loan business.
A substantial portion of our credit portfolio is comprised by real estate loans, including mortgages in Brazil and in the US. Real estate loans may be materially affected by external factors in the residential mortgage market, the residential real estate market, the financial markets, and the local and global economy, including factors such as inflation, energy costs, unemployment, geopolitical issues, and concerns over the creditworthiness of governments worldwide, as well as the stability of the global banking system. Adverse developments in any such external factor may adversely affect our ability to originate and manage our real estate loans, as well as the credit quality of our real estate loans and our ability to recover on defaulted real estate loans. See also “― any deterioration in the credit quality of receivables that guarantee a portion of our credit portfolio and any inability to accurately estimate impairment losses may materially adversely affect us” and “―we may experience difficulty in the collection and foreclosing upon collateral for unpaid loans and financing.”
Additionally, we recently expanded our real-estate-related operations to the US through our acquisition of Inter US Finance LLC and Inter US Management (formerly Yellow Fi). See “― our international expansion efforts may not be successful or may subject us to increased risks.”
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
Our ability to remain competitive and reach our growth target is dependent upon the success of our management and we may be unable to successfully attract and retain specialized management. We may be materially adversely affected if our key management personnel resign or if we are unable to continue to attract and retain specialized management.
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
We believe the brand “Inter” and “Inter&Co” is an important distinctive sign that help distinguish us from our competitors. Some of our applications for trademark over the brand “Inter” have been rejected by Brazilian National Institute of Intellectual Property (Instituto Nacional de Propriedade Industrial), or the INPI, including our application for trademark over the brand “Inter” for use in connection with financial services. We have proposed a suit, which is still ongoing, to reverse the decision of the INPI with respect to the “Inter” brand and judicially register the brand. Therefore, we do not currently own the trademark “Inter” in connection with financial services which is the common identifier among our different products. As a result, (i) our ability to protect the brand Inter and to prevent third parties from using this brand is limited, and (ii) there can be no assurance that competent authorities would not recognize exclusive rights of third party over the brand Inter in certain industries or jurisdictions, in which case we may be prohibited from using our brand in these industries or jurisdictions. If we are unable to register the brand “Inter” or “Inter&Co” through our lawsuit or otherwise or are prohibited from using the brand “Inter” in any of our core business verticals, particularly in our banking operations, our business may be materially and adversely affected. Internationally, we are seeking recognition of the trademark “Inter&Co”, particularly in the US. We have submitted our registration requests with United States Patent and Trademark Office - USPTO and are closely monitoring the progress. See “Information on the Company―B. Business Overview—Intellectual Property.”

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
Any unfavorable change in the above mentioned factors may give rise to a negative impact on our credit rating, potentially increasing our lending costs and limit our access to the capital markets, which may, in turn, result in a decrease in our revenues and materially adversely affect our liquidity. There can be no assurance that ratings agencies will not lower our credit ratings or place us on a negative credit watch. Changes in circumstances, whether real or perceived, may significantly alter our credit ratings, which may, in turn, materially adversely affect our results of operations and liquidity.
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
We may also fail to identify or delay adjusting aspects of our acquire’s practices relating to, among others, cybersecurity, information technology or risk management which are not consistent with our standards. Any such failure or delay may increase our exposition to risks relating to, among others, cybersecurity, information technology or risk management.

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
Our operations are currently concentrated in Brazil, but we have started to expand our operations internationally, notably to the United States.
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
•exchange rate exposure;
•increased exposure to public health issues and related industry and governmental actions to address these issues; and
•regional economic and political instability.
As a result of these risks, our international expansion efforts may not be successful or may be hampered, which would limit our ability to grow our business.
We may not effectively execute on our expansion strategy with new products or business verticals, which may adversely affect our growth.
As part of our growth strategy, we may expand our operations by developing new products or business verticals with which we may have no experience. We may not be successful in expanding our business with such products or verticals in a cost-effective or timely manner, if at all. Various external factors, such as economic conditions, implementation of new laws or regulation and competition may also impede or restrict the growth of our new products and business verticals. For example, the Brazilian Congress is discussing certain bills to regulate mileage and loyalty point programs. Such statutes, if enacted could adversely affect our ability to develop Inter Loyalty, our most recent business vertical.
A significant increase in the number of our digital accounts in a short period of time may increase our exposure to operating risks, thus negatively impacting our business, results of operations and reputation.
We reached approximately 30.4 million clients on December 31, 2023, an increase of 23%, compared to December 31, 2022. This significant increase in the number of clients in a short period of time increases our exposure to a number of operating risks, including failures in our ability to register banking transactions, as well as the unavailability of systems that are crucial to our business operations, the processing of gains and losses on public and private securities, detecting fraud and the settlement of purchase and sale orders in the capital markets, among other operating processes that may be negatively impacted. The realization of one or more of these risks may materially adversely affect our results of operations, financial condition and reputation.
We and our subsidiary, Inter Shop, may not be able to maintain our strategies for the development and maintenance of our Inter Shop platform.
We and Inter Marketplace Intermediação de Negócios e Serviços Ltda., or Inter Shop, our subsidiary that operates our Inter Shop platform, perform e-commerce transactions through our digital application. If we are unable to maintain our strategies for the development and maintenance of our Inter Shop platform, including maintaining our contracts with certain suppliers on whom we depend to maintain our e-commerce operations, we will be impaired in our ability to effect e-commerce transactions and, as a result, our business may be materially adversely impacted.
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
Inter&Co is a holding company that holds controlling interests in our operational companies. Accordingly, our material assets are our direct and indirect equity interests in our subsidiaries and therefore our ability to make cash distribution is subject to the results of operations of our subsidiaries. Currently, all of our revenues are expected to be derived from our subsidiaries, including Banco Inter and its subsidiaries. We expect that we will continue to depend on our subsidiaries for a significant portion of our revenues for the foreseeable future, and any decrease in the revenue of our subsidiaries or any other event significantly affecting our subsidiaries may have a material adverse effect on our financial condition and results of operations.
Additionally, we have non-controlling interest holders in some of our subsidiaries or investees. These non-controlling interest holders may have the ability to vote on certain decisions of the subsidiary or investee and may also have economic interests different from ours and may act in a manner contrary to our strategy or objectives. If we are unable to obtain the non-controlling’ consent to approve the decisions we deem appropriate, we may not be able to implement, in whole or in part, the business strategy for these companies, which could adversely affect our results of operations.
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
In addition, our company may face negative impact if the Brazilian government imposes legal limitations on the distribution of dividends by our Brazilian subsidiaries, as they have done in the past. We may also have tax costs in connection with any dividend or distribution from our subsidiaries, which may affect the amount available for us to distribute to holders of our Class A common shares. The Brazilian Congress is discussing a tax reform which could create a tax on dividends and increase the tax rates on other forms of distribution. Such new or increased tax burden may adversely affect our and our subsidiaries’ ability to pay dividends or make distributions.
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
We cannot guarantee that our suppliers, business partners and shopping sellers of our Inter Shop platform will not engage in improper practices. We may be held responsible for the default and marketing of inadequate products by the sales partners registered on our Inter Shop platform, and may cause damage to our reputation, brands and financial results.
We and our subsidiary Inter Shop cannot guarantee that some of our suppliers and business partners of our Inter Shop platform will not present irregularities in their operations due to non-compliance with tax, labor, social and environmental and anti-corruption legislation. It is possible that partners may use outsourcing of the production chain, or even that these potential irregularities may be used to lower the cost of their products.
Through our Inter Shop platform, Inter Shop allows sales partners to register and offer their products within their e-commerce channels. Through this model, Inter Shop acts as an intermediary in sales transactions, and it is not under our control whether partners fulfill their obligations and responsibilities to their clients. If any of these partners do not meet their obligations to clients, we and/or Inter Shop may have our indicators of client service negatively impacted, suffer sanctions from regulatory agencies and find an increase in the number of civil and tax proceedings, among others, and be required to bear costs to clients who purchased their products through our Inter Shop platform. We and Inter Shop may still be held responsible for partners trading, or even registering and offering on our platform, counterfeit, illicit and/or illegal products. These aspects may subject us to reputational losses, consequently, loss of attractiveness to our clients, which could adversely impact on our net income and operating income, and to fines and/or sanctions to be applied by competent bodies. Any such events could adversely impact on the market value of our securities.
Additionally, we and Inter Shop may be jointly or severally liable if our suppliers and/or business partners demonstrate problems already described, in addition to default, by partners and clients of Inter Shop.
We control Inter Seguros, an insurance broker. Potential changes in the insurance brokerage regulatory environment could have a material adverse effect on our business, financial condition, operating results and prospects for expansion.
The activities of Inter Seguros are subject to supervision, especially by the Brazilian Bureau of Private Insurance, or SUSEP, and the Brazilian Bureau of Private Insurance, or CNSP. Changes in the laws and regulations applicable to the insurance and reinsurance market, and insurance brokers, could have a material adverse effect on the business of insurance companies. There is no guarantee that the Brazilian government, whether through SUSEP or any other instrumentality/government agency, will not change these laws and regulations, which may prevent or restrict the operations of Inter Seguros, adversely affecting our business, financial situation, operating results and prospects for expansion.

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
We have identified material weaknesses in our internal control over financial reporting for the year ended December 31, 2023. The existence of material weaknesses and the failure to maintain effective internal control over financial reporting may prevent us from accurately reporting our results of operations, meeting our reporting obligations, or preventing fraud or losses.
We have identified material weaknesses in our internal control over financial reporting as of December 31, 2023. A material weakness is a deficiency, or combination of controls deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are related to the control environment, risk assessment, information and communication, and monitoring of internal control over financial reporting, which resulted in ineffective general information technology controls, manual process-level controls, and controls over the accuracy and completeness of information used in controls.

If we are unable to maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud or losses. See “Item 15. Disclosure Controls and Procedures.”

We cannot guarantee when the remediation of these material weaknesses will be concluded or that such remediation measures will be sufficient to adequately remediate the material weaknesses identified.

We are required to perform system and process evaluation and test of our internal control over financial reporting to allow management to assess the effectiveness of our internal controls. We are also required to have our internal control over financial reporting audited by our independent auditors every year. Our future testing or our independent auditors’ audit may reveal other material weaknesses or significant deficiencies. We expect to incur additional accounting and auditing expenses and to spend significant management time in complying with these requirements and implementing remediation measures. If we or our auditors identify other material weaknesses or significant deficiencies in our internal control over financial reporting, the market price of our shares may decline, and we may be subject to investigations or sanctions by the SEC and other regulatory authorities.

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
For example, on August 5, 2020, the basic interest rate reached 2.0%, the lowest level in history, a decision taken at a time of strong reduction in the level of activity of the global economy. However, the basic interest rate has increased significantly since the year of 2021. On December 13, 2023, the SELIC rate was increased to 11.75%, due to concerns of inflationary pressures.

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
The Brazilian government regularly implements changes in tax, social security contributions and other laws and regimes that affect us and our clients. These changes include changes in tax rates and, occasionally, the establishment of temporary rates, the proceeds of which are used for certain governmental purposes. Additionally, we may also be affected by differing interpretations on the tax laws applicable to us. In February 2023, the STF issued a decision ruling that a final and unappealable decisions rendered with respect to a taxpayer cannot prevail over subsequent decisions rendered by the STF that apply to all taxpayers.
These events may result in increased tax payments and social security contributions, which may materially adversely affect us. There can be no assurance that conditions will be sufficient to maintain the profitability we achieved in previous years should there be substantial increases in taxes levied on us, our subsidiaries and our operations.
The Brazilian Congress recently approved a broad tax reform that aims at replacing several federal, state and municipal taxes with two new Value Added Taxes (VAT) (reform of consumption taxes). The ammendment to the Brazilian provides for a transition period in which both current taxes and the new VATs will coexist, with a progressive reduction of the former and a progressive increase of the latter. Tax rates are not defined yet. The approved ammendment also determines that financial services will be subject to a special taxation regime to be defined by law.
Past tax reforms have brought uncertainties with respect to the national financial system, increased the cost of credit and contributed to an increase in client defaults. It is not possible to predict the impacts of the tax reform mentioned above or the impacts from future tax reforms that may be implemented by the Brazilian government or their effects or ensure that any tax reform that may be undertaken does not materially adversely affect us.
We are unable to quantify the effects of changes in tax rules and regulations that may be implemented by the Brazilian government in the future.  There can be no assurance that future changes in tax rules and regulations will not have a material adverse effect on our results and operations or those of our clients.
The Brazilian government also intends to implement changes in the rules that deal with the income tax due by individuals, legal entities and non-resident investors. Some of these changes have already been enacted in 2023, such as changes to the rules on the taxation of investments outside Brazil by Brazilian resident individuals and changes to the rules applicable to income derived from investment funds. Other changes are expected in the near future. Two of the main points under discussion for such future changes are the taxation of dividends, probably at a 15% rate, and the extinguishment of payments of interest on net equity (juros sobre o capital próprio).

Our business is significantly impacted by the Brazilian regulatory environment.
Historically, the Brazilian government has implemented or amended the regulations that govern financial institutions in connection with the implementation of the Brazilian government’s economic policy. These regulations are constantly modified by the Brazilian government in order to control the availability of credit and reduce or increase consumption. Certain controls are temporary in nature and may be modified from time to time in accordance with the Brazilian government’s credit policies. Other controls were introduced and remain in force or were gradually reduced. Since regulatory changes may occur frequently, historical operating results do not necessarily provide any indication of our expected results in the future. Brazilian financial institutions are subject to extensive and continuous regulatory review by the Central Bank and CMN.
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
The regulatory framework, which establishes the guidelines to be followed by Brazilian financial institutions (including banks, brokerage firms and leasing companies) has been continuously changing. Existing laws and regulations may be amended, the manner in which existing laws and regulations are enforced or interpreted may change, and new laws or regulations may be adopted. Moreover, regulations issued by the Central Bank and CMN are not subject to the legislative process and, as such, may be enacted and implemented expeditiously, affecting our activities in an unforeseen and sudden manner. Any such changes may materially adversely affect us.
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
In addition, Brazilian law generally sets a cap on annual interest rates that may be charged on loans, but financial institutions, such as us, are exempted from this limit. Changes in this exemption (resulting from change in the applicable laws, court decisions or otherwise) may materially adversely affect us.

Changes in compulsory deposit requirements may reduce our operating margins.
The Central Bank has periodically changed the level of compulsory deposits that financial institutions in Brazil must maintain. In each of the past three years, the compulsory deposit rules linked to time deposit and demand deposit changed several times, requiring that compulsory deposits correspond to 2%, at the lowest, and 65%, at the highest, of overall deposits of a multi-service bank (such as Banco Inter). The Central Bank may increase our compulsory deposit requirements in the future or impose new requirements. Compulsory deposits that are remunerated (such as term resources and saving deposit resources) typically generate lower returns than other investments given that no interest is received on a portion of our compulsory deposits with the Central Bank and given that the monies cannot be loaned out. Any increase in compulsory deposit requirements may reduce our ability to lend funds and make other investments, which may materially adversely affect us.
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
The INSS and other governmental entities impose a series of requirements on payroll deductible loans of INSS retirees and pensioners as well as public sector employees. In particular, payroll deductions for INSS retirees and pensioners and federal public servants cannot exceed 40% of the total monthly amount that payroll borrowers receives from the INSS or their employer, after deducting certain preferred expenses (such as alimony, INSS contributions and income taxes). The amount available for deductions from payroll after priority expenses is referred to as the payroll borrower’s margin. The margin is a total limit that applies to all deductions from the payroll of INSS retirees and pensioners and the salaries of federal public servants and employers of the private sector governed by the Brazilian Consolidated Labor Law.
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

The increase in the competitiveness of the banking sector due to the implementation of the Open Financial System (Open Finance) may hinder client retention and affect our results.
On May 4, 2020, the CMN and the Central Bank implemented the Open Financial System, or Open Finance, in Brazil, in order to facilitate the access of new players to the financial markets, as well as encouraging competition between financial institutions. The changes brought about by these new regulations started to demand the opening and sharing of information about the services of the main financial institutions in Brazil, and expansion of the portability of data and transactions of clients.  As a consequence, financial institutions will be required to adopt certain technological standards for the implementation and operationalization of interfaces dedicated to sharing data and services.  Thus, data from clients and services of financial institutions are now available for access by participants in the financial system, provided that the sharing of their data is previously allowed by clients. The implementation of Open Finance was completed in 2022.
We are currently required to participate in Open Finance as a payment transactions initiator (iniciador de transação de pagamento). If we are unable to be competitive in the face of these new market conditions or fully and duly observe the required technological standards, including those related to cybersecurity, we may experience difficulties in retaining clients and our financial results, as well as our reputation, may be negatively impacted.
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
On December 19, 2023, S&P raised Brazil’s credit rating to BB from BB-, considered speculative grade, citing that the government continues to implement fiscal consolidation measures that have helped reduce the country’s still high deficit, which together with lower interest rates. Besides the gradual implementation of the tax reform recently approved, it should contribute to stronger growth and investment prospects over the next three years, in addition to a gradual improvement in fiscal results.
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
War, terrorism, geopolitical uncertainties, public health issues and other business interruptions have caused and could cause damage or disruption to the economy and commerce on a global or regional basis, which could have a material adverse effect on our business, our clients, and companies with which we do business. For instance, the current crisis caused by Ukraine-Russia war has caused high levels of market volatility and uncertainty and could continue to adversely impact global financial and capital markets. Also, the length and impact of Ukraine-Russia war and Israel-Hamas war, is highly unpredictable, the conflict could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions.
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
Our controlling shareholder controls us through the ownership of all our Class B common shares and, therefore, approximately 78% of our voting capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares are entitled to one vote per share. As a result, our controlling shareholder controls the outcome of all decisions at our general meetings and will be able to elect a majority of the members of our board of directors. . The decisions of our controlling shareholder on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. For further information regarding shareholdings in Inter&Co, see “Item 7. Major Shareholders and Related Party Transactions.” So long as our controlling shareholder beneficially owns a sufficient number of Class B common shares, even if they beneficially own significantly less than 50% of our outstanding share capital, they will be able to effectively control all decisions at our general meetings.

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
We may also raise additional funds to grow our business and implement our growth strategy through public or private issuances of common shares or securities convertible into, or exchangeable for, our shares, which may dilute your interest in our share capital or result in a decrease in the market price of Inter&Co shares. In addition, we may also enter into mergers or other similar transactions in the future, which may dilute your interest in our share capital or result in a decrease in the market price of our shares. Any fundraising through the issuance of shares or securities convertible into or exchangeable for shares or the participation in corporate transactions with an effect similar to a merger, may dilute your interest in our share capital or result in a decrease in the market price of our Class A common shares.

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
Inter&Co is a Cayman Islands exempted company with limited liability. The rights of Inter&Co shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.
Inter&Co is a Cayman Islands exempted company with limited liability. Inter&Co corporate affairs are governed by its Articles of Association and by the laws of the Cayman Islands. The rights of Inter&Co shareholders and the responsibilities of members of Inter&Co’s board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not improperly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Inter&Co’s Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure, such director shall not vote in respect of any transaction or arrangement in which he or she is interested and shall not be counted in the quorum at the meeting. The resolution may be passed by a majority of the directors present at the meeting. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders (made up of two components) and the director’s duties prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.
Inter&Co shareholders may face difficulties in protecting their interests because Inter&Co is a Cayman Islands exempted company.
Inter&Co corporate affairs are governed by our Articles of Association, by the Companies Act (As Revised) of the Cayman Islands, or Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against Inter&Co directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of Inter&Co shareholders and the fiduciary responsibilities of Inter&Co directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.

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
Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Inter&Co directors have discretion under Inter &Co Articles of Association to determine whether or not, and under what conditions, Inter&Co corporate records may be inspected by Inter&Co shareholders, but are not obliged to make them available. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
As a foreign private issuer, Inter&Co has different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.
As a foreign private issuer, we are subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, Inter&Co is not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit Inter&Co to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.
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
Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we are subject to Cayman Islands laws and regulations having, in some respects, a similar effect as Regulation Fair Disclosure. As a result of the above, even though we are required to furnish reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.
We cannot predict if investors will find Inter&Co common shares less attractive because we may rely on these exemptions. If some investors find Inter&Co common shares less attractive as a result, there may be a less active trading market for our common shares and the price of our common shares may be more volatile.

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
United States civil liabilities and certain judgments obtained against Inter&Co by Inter&Co shareholders may not be enforceable.
We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, the majority of Inter&Co directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and Inter&Co officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.
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

Based on our Audited Financial Statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not believe that we were treated as a PFIC for the 2023 or 2022 taxable years and we do not anticipate becoming a PFIC for our current taxable year or in the reasonably foreseeable future.
However, the determination whether we are a PFIC must be made annually after the close of each taxable year and based on the facts and circumstances at that time, such as the valuation of our assets, including goodwill and other intangible assets, which may depend on the value of the Class A common shares and the BDRs at the time and can be expected to vary from over time. The determination of our PFIC status also depends on whether and how fast we deploy significant amounts of cash and other liquid assets. In addition, although we consider ourselves to be actively engaged in an active business, certain of our income may be treated as passive income, unless it is eligible for an exception for certain income derived in the active conduct of a banking business, or the “Active Banking Exception,” and related assets may be considered passive assets unless the Active Banking Exception applies. We believe that the Active Banking Exception, as interpreted by Treasury regulations, including recently proposed Treasury regulations, or the Proposed Regulations, should apply to treat such income and related assets as active, but such treatment is not certain. Moreover, while the Proposed Regulations permit taxpayers to rely on them, it is possible that the U.S. Department of the Treasury, or Treasury Department, will not follow the approach of the Proposed Regulations when issuing final regulations, in which case the Active Banking Exception might not apply to our income or related assets and it is possible that we could be treated as a PFIC. Accordingly, there can be no assurance that we will not be treated as a PFIC for a given taxable year. If we are a PFIC, U.S. shareholders would be subject to certain adverse U.S. federal income tax consequences as discussed under “Taxation—United States Federal Income Tax Considerations.”
If we are required to register under the Investment Company Act, our ability to conduct our business could be materially adversely affected, and you could suffer losses.
Inter&Co is not registered, and does not intend to register, as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. The Investment Company Act contains substantive legal requirements that regulate the manner in which investment companies are permitted to conduct their business activities. Inter&Co’s assets are primarily its indirect equity interest in Banco Inter, which we believe is not an investment company pursuant to the exemption set forth in Rule 3a-6 under the Investment Company Act (which covers foreign banks).
We expect that Inter&Co’s operations will be conducted through wholly or majority-owned operating subsidiaries so that Inter&Co and each of its subsidiaries is not an investment company under the Investment Company Act. As a consequence of seeking to avoid the need to register under the Investment Company Act on an ongoing basis, we may be restricted from holding certain securities or may structure operations in a manner that would be less advantageous than would be the case in the absence of such requirements.
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
Pursuant to Brazilian law, we may amend the BDR deposit agreement and the rights of Inter&Co BDRs by means of an agreement with the BDR Depositary and without the consent of BDR holders. In that case, even if the amendment or change is materially adverse to the rights of BDR holders, it will become effective and the BDR holders will not be able to challenge such amendment.
There are no specific rules relating to the delisting of our BDRs from the B3.
We may decide to delist the Inter&Co BDRs from B3. In such case, we cannot guarantee that we (or any person related to us) will make a public offering for the acquisition of Inter&Co BDRs or the underlying Class A common shares on terms and conditions that meet the expectations of the BDR holders, who in any case will not be able to prevent us from deregistering from the CVM and delisting our BDRs from the B3.

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
In 2018, another important milestone was accomplished: we were the first digital bank to carry out an initial public offering of shares (IPO) in Brazil, on B3 – Bolsa, Brasil, Balcão. Banco Inter was a public company until 2022, when, in June of that year, we completed our corporate reorganization and Banco Inter became an indirect wholly owned subsidiary of our Class A common shares and Inter&Co BDRs are currently listed on Nasdaq and B3, respectively, and Banco Inter shares were delisted from B3.
We have implemented another major evolution of our strategy in 2019 when we started to offer a marketplace of non-financial products, going beyond banking services with our new Inter Shop business vertical. For more information on the Inter Shop, see “Item 4. Information on the Company― B. Business Overview― Inter Shop.”
Between 2019 and 2023, we experienced high growth in number of clients (from 4 million in 2019 to approximately 30.4 million in 2023), and a continuous increase in the range of products offered. Thus, we believe that Inter is much more than just a bank, we are a Financial Super App, that empower people to manage their finances and daily activities, through a simple and seamlessly integrated digital experience. For more information or strategy, see “Item 4. Information on the Company― B. Business Overview― Overview.”
In January 2022, we concluded the acquisition of Inter&Co Payments (formerly USEND), a U.S.-based financial technology company with operations in the U.S and Brazil. Inter&Co Payments provides foreign exchange and payment services, for both international and domestic use.
On January 24, 2023, we acquired YellowFi Mortgage LLC and YellowFi Management LLC, each a Florida limited liability company, for a combination of cash and Class A common shares. YellowFi Mortgage LLC and YellowFi Management LLC changed their names to Inter US Finance LLC (“Inter US Finance”) and Inter US Management LLC (“Inter US Management”) respectively. Antonio Cassio Segura, former CEO of BB Americas, manager and founder of both companies, continued to manage the businesses. Inter US Finance owns, manages and operates a mortgage lending and origination business in the state of Florida, Colorado, and Georgia, and Inter US Management manages and operates the Inter Mortgage Opportunity Fund, a residential mortgage investment fund that holds mortgage promissory notes throughout the United States.

We aim to extend the capabilities we have developed in Brazil into new markets, including in the U.S., offering solutions for Brazilians who travel abroad and to US Residents. For more information on the Global business vertical, see “Item 4. Information on the Company― B. Business Overview― Global.”
In May 2023, we launched our seventh vertical, Loyalty. Through the product we called “Inter Loop”, we are using our the banking structure as the backbone to structure a rewards program within the Financial Super App. For more information on the Global business vertical, see “Item 4. Information on the Company― B. Business Overview― Loyalty.”
In 2024, we sold 36.8 million of our Class A common shares through a follow-on offering, raising approximately US$162 million in gross proceeds. The offering initially closed in January 2024 and the exercise of the over-allotment option closed in February 2024. One of the main objectives of the follow-on offering was to enhance liquidity for our Class A Shares traded on Nasdaq.
Inter&Co and the Corporate Reorganization
In June 2022, we concluded our corporate reorganization, which consisted in the migration of Banco Inter’s shareholding base on B3 in Brazil, to Inter&Co on Nasdaq in the U.S. Since then, the public held company is Inter&Co, Inc., negotiated under the ticker INTR, and with Level II Brazilian Depositary Receipts (BDR) traded on the B3, under the ticker INBR32.
We were the first company to complete this redomiciliation, demonstrating our pursuit to innovate. The conclusion of this important step in our journey is part of an expansion plan to access the biggest and more mature investors in the world, to keep leveraging our growth and path to profitability.
Corporate Information
Inter&Co was incorporated on January 26, 2021, as an exempted company with limited liability in the Cayman Islands. Inter&Co’s principal executive office is located at Avenida Barbacena, No. 1.219, 22nd floor, Belo Horizonte, Brazil 30190-131. The telephone number for our Investor Relations Department, located at this address is +55 (31) 2138-7974 and the email is <ir@inter.co>. Inter&Co indirectly owns, through Inter Holding Financeira S.A., respectively, all shares of Banco Inter.
Investors should contact our Investor Relations Department for any inquiries through the address, email and telephone number indicated above. Our principal website is <bancointer.com.br> and our Investor Relations Department website is <https://investors.inter.co/>. The information contained in, or accessible through, our website is not incorporated into this annual report. In addition, the SEC maintains a website at http://www.sec.gov, from which you can electronically access this annual report, and other information regarding issuers that file electronically with the SEC.
B.    Business Overview
Overview
Our mission is to empower people to manage their finances and daily activities, through a simple and seamlessly integrated digital experience. We aim to bring the breadth of possibilities of the offline world to the palm of our client’s hands, with the convenience and scalability of our digital native financial super app, or Financial Super App.
As we began our journey as a digital bank, we were attracted to a market that we believed was ripe for disruption given the lack of focus on what truly mattered: the client. Therefore, we positioned Inter at the INTERsection of technology and banking, leveraging what we believe is the best of both worlds: the agility and innovation of a Fintech with the credibility, funding potential and expertise of a traditional bank.

Banking disruptors globally have begun their journeys starting from different edges of the addressable market, with convergence taking place subsequently. We believe this is the case in Latin America, where different players emerged to challenge incumbent financial institutions in a wide range of core competencies, including payments, secured loans, unsecured consumer credit and investments.
In the case of Inter, our initial value proposition was our free digital bank account, seeking to democratize access to financial services. Since then, we have evolved to become a relevant player within the Brazilian banking system.
As of December 31, 2023, we had a total of R$32,651.6 million in liabilities with customers, mostly comprised by time and demand deposits, and R$43,513.0 million in Funding from what we believe is a highly diversified portfolio from approximately 16.4 million active clients. During 2023, the average accumulated interbank deposit rate (the CDI) in Brazil was 12.2%. In comparison, our Cost of Funding of 2023, a non-GAAP financial measure, was 7.9%, or 59.9% of the average CDI during the same period. Based on data from the Central Bank, we estimate that during the same period the average cost of funding of incumbent and digital banks in Brazil was between 76% and 100% of CDI, respectively. We believe this cost advantage is due to our higher concentration of deposits. As of December 31, 2023, liabilities with customers and interbank deposits represented 78.8% of our Funding, a non-GAAP financial measure. Based on data from the Central Bank, we estimate that as of that same date incumbent and digital banks in Brazil had an average of 54% and 53%, respectively.
We believe that consumers seek a unique and digital experience to manage the complex activities in their daily lives, from paying bills in a fully digital format to buying daily essentials through an integrated e-commerce solution. To satisfy these clients, we built our Financial Super App, which we believe is one of the most comprehensive mobile applications globally in terms of breadth of services.
We allow clients to capitalize on the full extent of our technology to solve many of their daily financial and non-financial needs across one single Financial Super App, which include the following business verticals:
a.Inter Banking & Spending – a fully digital account that allows clients to pay bills, spend on and offline, and transfer funds, among many other features.
b.Inter Credit – lending solutions that enable clients to fund their life ambitions.
c.Inter Shop – our marketplace solutions for clients to efficiently purchase goods and an ever-growing set of on-demand services to address our clients’ daily activities.
d.Inter Invest – an open marketplace for investment products that empower clients to invest for their future.
e.Inter Insurance – insurance brokerage services that enable our clients to protect all the important assets and aspects of their lives.
f.Global – solution for Brazilian clients who are traveling abroad and for Brazilian residing in the US. This category of products brings many of our core financial and commerce ecosystems to a global experience.

g.Loyalty – our reward program, which drives retention and activation in all verticals listed above, offering multiple opportunities for clients to earn and use points inside our SuperApp.
We strive to deliver this ever-growing immersive digital experience to our clients through a winning formula that is based on four key “pillars”:
a.Full Bank Depository Capabilities – We have a fully licensed bank inside of Inter&Co (Banco Inter S.A.), which enables us to take free demand deposits and operate more efficiently.
b.Consistent Culture of Innovation – Across our organization, we have cultivated an “Orange Blood” culture that sparks creativity among all Inter’s employees.
c.Technology Platform – We have developed a technology platform that enables us to combine banking and commerce ecosystems in a single Financial Super App, launch new products faster, constantly enhance existing capabilities, operate more efficiently, and reduce operating costs.
d.Proprietary Data & Analytics – We have data capabilities that enable us to learn more about our clients and offer tailored solutions, personalized client service and underwrite more efficiently.
Inter’s business and growth is driven by our self-fulfilling flywheel:
We believe that our brand drives strong organic client acquisition and low client acquisition costs. In 2023, we continued to attract new clients at an average of 1 million new active clients per quarter.
Powered by awareness and referrals, we strive to keep our client acquisition costs at below industry-average levels. In the fourth quarter of 2023, we decreased our client acquisition cost by 19% compared to the fourth quarter of 2022.
Note: Client acquisition cost, or CAC, is a managerial estimate of the average cost of adding a new client to our platform. See “Presentation of Financial Information - Certain Performance Metrics”.

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
Our Products and Solutions
We believe that we offer one of the most complete set of products and solutions in Brazil. We have developed what we believe to be a complete banking ecosystem, and, when considering to launch a new product, we conduct a thorough analysis to estimate our marginal expected return in relation to our expected research and development investment. We have designed our product strategy with the purpose to deepen client relationships, improve unit economics, and strengthen our market position by creating:
•.High Value Products – to generate more revenue per active client,
•.High Volume Products – to generate more engagement per active client, and
•.High Variety of Products – to capture more wallet share per active client
We believe that our digital native, client-centric culture allowed us to deliver a highly differentiated user experience to our over 16 million active clients as of December 31, 2023. Also, we have developed a truly global payments platform combining a fully digital backbone integrated with other payments platforms. The graph below presents our internal estimate of our market share in the indicated markets.

Sources: Banco Central do Brasil for Bank Account, Pix, Payroll and Credit Card; Caixa Economica Federal for FGTS; Abecip for Home Equity and internal estimates for FGTS anticipation market. Note 1: Inter’s market share calculated using internal data on total digital Brazilian users, as of December,2023. Note 2: Inter’s market share calculated using internal data on total transacted volume in 4Q23; Considers transactions within the Instant Payment System (SPI) only from the 4th quarter of 2023. Note 3: Market size data considers personal credit portfolio balance with free resources and total payroll-deductible personal credit; Inter’s market share calculated as personal loans minus FGTS. Note 4: Total FGTS Deposits market as of November 2023; Total Addressable portfolio estimates figures considering an average of 5 years of anticipation and Total FGTS Anticipation market considers an implied 18% portfolio growth. Note 5: Total Credit Card Loans market includes balance of the credit portfolio with free funds for both legal entities and individuals. Note 6: Total Home Equity market includes the total secured real estate credit for individuals. Note 7: All figures as of December 2023.
Our platform has already consolidated more than ten products with more than one million active customers across different verticals, such as PIX, FGTS-backed loans (loans collateralized by the balance in the debtor’s Brazilian compulsory pension plan), debit cards, cards insurance, and others. Besides demonstrating our range of revenue diversification, we believe this also demonstrates our capabilities to provide diversified product lines and engage clients effectively across them.
Additionally, we have been increasingly evolved in our ability to accelerate the adoption of our products by our clients. As shown in the chart below, we were able to reach 1 million active clients in six quarters for our most recent product launches: PIX and Inter Loop. We expect that faster and consistent client engagement as well as organic cross-selling will continue to boost our client lifetime value and our results.
Note 1: Products launched before the first quarter of 2019, first quarter included in the chart was the first quarter of 2019 to fit the chart. Note 2: Scale reduced to fit graph, PIX had 12.7 million clients on December 31, 2023.
We believe our focus on client engagement has shown some promising results. We have observed that our average revenue per active client, or ARPAC, tends to steadily increase among our client cohorts as the cohorts age. As our clients become more engaged with the Financial Super App and start engaging with products with higher profit margins such as loans, investments and cards, the value they generate for us increases. We believe that our focus on client engagement and offering innovative products and services contributes to this trend.

Complete Banking
Banking is the foundation to build our client base and generate attractive low-cost funding. We help our clients to manage their money, providing a complete digital checking account where we can deliver a broad range of financial solutions through the Financial Super App.
Integrated Commerce
In addition to helping clients better manage their money, we also help them use their money more effectively. Through the Financial Super App, our clients can shop online in a high variety of stores, as well as purchase a plane ticket and book hotels, for example.
When we bring the Inter Financial and Inter Commercial ecosystems of our business together, we believe that we can provide better value to our clients and produce an information advantage for our platform. We use this synergy to grow client engagement and increase our ability to monetize the relationships that we are building on the banking side of the business.
Global Capabilities
This is the newest initiative of our business. We are extending the value we have created in banking and commerce across borders. We are expanding our Financial Super App into the United States and began to offer a global account to our Brazilian clients traveling to or living in the US. According to the Brazilian Foreign Ministry, in 2022 there were nearly 2 million Brazilians living in the US, and, according to the US National Travel and Tourism Office (NTTO), 1.6 million Brazilian tourists traveled to the US in 2023. These potential clients know us and are a clear fit for the products in our global vertical.
This simple strategy results in seven business verticals, offered in one single Financial Super App: (i) Inter Banking & Spending; (ii) Inter Credit; (iii) Inter Shop; (iv) Inter Invest; (v) Inter Insurance; (vi) Global; and (vii) Loyalty.
Below we describe each of them in more detail:
Inter Banking & Spending
With our banking platform, we can deliver financial solutions through our digital checking account, where we provide access to a wide range of products, including bill payments, transfers, withdrawals, debit cards, instant payments (PIX), among others, for individuals and small businesses.
Additionally, with all the transactional data from increased client engagement, we learn more about their financial lives and leverage these insights to improve our products, our underwriting and our cross-selling of other business verticals such as Inter Shop, Inter Invest and Inter Insurance.

With respect to the PIX market, according to data from the Central Bank, there were 9.7 billion individual PIX transactions with a total volume of R$4.4 trillion in the fourth quarter of 2023. During this same period, we were involved in nearly 900 million PIX transactions with a total volume of R$230 billion.
In 2023, our Card+PIX TPV was R$ 850 billion, a 47% increase when compared to 2022. The graph below outlines the evolution of the monthly Card+PIX TPV per active client of each of our client cohorts.

Note: Graph considers PIX, credit card and debit card transacted volume per client cohort
Inter Credit
We believe the strength of our primary digital banking client relationship generates a strong competitive advantage. It enables us to grow our Gross Loan Portfolio efficiently and optimize our underwriting through the wealth of data that our platform provides coupled with machine learning and AI.
This optimized underwriting process has also allowed us to maintain stable asset quality trends over 2023 despite a challenging macroeconomic scenario, with non-performing loans over 90 days (NPL > 90 days) roughly stable during 2023. Our NPL > 90 days as percentage total Gross Loan Portfolio was at 4.6% as of December 31, 2023, compared to 4.1% as of December 31, 2022. On non-performing loans from 15 to 90 days (NPL 15 to 90 days) we presented a better trend: our NPL 15 to 90 days as percentage total Gross Loan Portfolio was 4.0% as of December 31, 2023, compared to 4.1% as of December 31, 2022.
We also believe we kept an adequate amount of provisions to cover our NPL>90 days. As of December 31, 2023, our provisions for expected credit loss represented 132% of our NPL>90 days, what we call coverage ratio.
As of December 31, 2023, we had approximately 30.4 million clients. Our loans and advances to customers divided by our number of clients as of that same date was R$980.9 and our Gross Loan Portfolio divided by our number of clients as of that same date was R$1,021.6. We believe these figures indicate that we still have significant potential to expand our credit portfolio through our existing clients, as they indicate that our clients do not have a substantial amount of debt in comparison with their financial condition.

Gross Loan Portfolio
In R$ Billion

17,5
0,3
17,2
24,5
1,8
22,7
31,0
1,2
29,8
Dec 31,2021
Dec 31,2022
Dec 31,2023
Loans and advances to customers
Loans to financial institutions
Gross Loan Portfolio

Our loan book has evolved over the past few years: We went from a regional bank offering only real estate and payroll loans to a fully diversified lender offering a broad suite of credit products across all of Brazil.
Our product lines within this business vertical include real estate, SMB, payroll and personal loans, and credit cards. Loans and advances to customers, net of provisions for expected loss was R$ 27.9 billion as of December 31, 2023, representing an increase of 30% compared to December 31, 2022. Loans to financial institutions was R$ 1.2 billion as of December 31, 2023, representing a decrease of 33% compared to December 31, 2022. Gross Loan Portfolio, a non-GAAP measure calculated as the sum of loans and advances to customers, net of provisions for expected loss and loans to financial institutions, was R$31.0 billion as of December 31, 2023, representing a 26% increase compared to December 31, 2022.
We distribute our products digitally, in our Financial Super App. We aim to help clients to borrow more efficiently and at a lower cost by leveraging their most valuable assets, including their salary, real estate, and retirement funds.
Some of our product highlights of 2023 were: (i) Home-equity loans, in which we currently estimate to have approximately a 6.1% market share of the Brazilian portfolio, based on data from the Brazilian Association of Real Estate Loans and Savings Companies (Associação Brasileira das Entidades de Crédito Imobiliário e Poupança - ABECIP) and is a product which we believe has a high profit margin, and (ii) FGTS-backed loans (loans collateralized by the balance in the debtor’s Brazilian compulsory pension plan), which we have been originating exclusively through our Financial Super App.
However, despite our robust growth over the past few years and gain in market share across our products, we believe we have other opportunities for further growth such as payroll, credit card and others.
We estimate that the total addressable market in Brazil for loan portfolios is R$5 trillion. As of December 31, 2023, we have a market share of 14.2% of individual and bank accounts based on data from the Central Bank. However, we believe that we can still grow our market share in credit products as it is currently below our market share for number of accounts.

Inter Shop
In November 2019, we launched our e-commerce platform, Inter Shop. Our initial vision for the e-commerce offering stemmed from our desire to continue increasing our ability to leverage on our primary banking relationship status to improve our ability to garner client attention, frequency, recurrence and bundling.
Inter Shop delivered R$ 3.5 billion GMV, in 2023, compared to R$4.0 billion in 2022.

We are able to generate significant revenues by bringing clients and sellers together, and such revenues can be used to boost our margins or to provide clients with cashback to increase engagement and retention.
Increasing our GMV enables us to generate more revenues and take rates, as well as provide clients with cashback to increase engagement and retention. Take rate corresponds to the fees that online marketplaces (such as Inter Shop) collect for enabling third-party transactions.
The integrated experience of the Inter Shop in the Financial Super App allows us to maximize the array of potential offerings to our clients. For example, we can offer our clients a differentiated Buy Now Pay Later payment option in a closed-loop channel, which we believe improves our margins and returns. We can also use the Inter Shop platform to provide clients with incentives to save and help fund our balance sheet via deposits.
We deliver five core value propositions to our Inter Shop clients that underpin our differentiation. Those are:
a.A Broad Product Suite: approaching 1.2 million Stock Keeping Unit (SKUs) across nearly 700 merchants;
b.Superior Personalization: As a result of our ability to capture client behavioral data across Inter’s platforms, we provide highly customized special offers and promotions to our clients;
c.Safety and Reliability: Our clients feel safe purchasing through the Financial Super App knowing that we will keep their personal and financial information secure;
d.Attractive Incentives: offering cashback to clients and attractive product exposition to retailers;
e.SuperLimit: For those clients who prefer to increase their spending power and/or build their credit profile faster, we offer an option to receive a credit extension, called our “SuperLimit,” instead of cashback.
Inter Invest
Inter Invest was conceived as an all-in-one platform to offer a complete range of investment solutions and products to our clients. We offer clients the ability to invest in approximately 500 investment funds from 170 different asset managers, including fixed-income funds, mutual funds, top-tier hedge funds, and direct investments in bonds and stocks.
The success of our brokerage business has enabled us to continuously expand our offerings. We have built a sizable asset management platform, Inter Asset, which provides mutual funds developed in-house and customized solutions. We have also developed a robust capital markets platform for corporate clients, providing debt securities, trading, and custody services. As a result, we now have a self-reinforcing ecosystem that provides us with two important competitive advantages:
a.We have a distribution channel for corporate issuers from our large investor base; and
b.We have the ability to distribute the securities of our corporate issuer clients, which attracts more investors who are looking for diverse investment opportunities.

Additionally, through our Financial Super App we enable our clients to seamlessly access Apex’s platform, which allows our clients to open an account with Apex and access a stock trading platform provided by Apex for investments in the United States in selected securities listed on stock exchanges (currently Nasdaq and NYSE) within our Financial Super App. This feature allows clients to further diversify their risk into stocks in the United States and allocation strategies.
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
As of December 31, 2023, we had 4.7 million active clients using Inter Invest, over 66% growth since December 31, 2022. Our penetration, defined as active investment clients divided by total clients, is 16% - which we believe highlights the growth potential of the segment even within our own current client base. In terms of Assets Under Custody (AUC), as of December 31, 2023, we have reached approximately R$92 billion, corresponding to a 38% growth compared to December 31, 2022, with R$19,358 in average AuC per active client as of December 31, 2023.

In addition to offering clients a wide range of investment alternatives, in a transparent and low-cost format, this business vertical stimulates cross-selling and helps us to achieve the position of primary bank of choice for our clients, which we believe leads to higher retention and lower churn over time.
Our initiatives and features at Inter Invest have been widely recognized: we were recognized as the Best Digital Brokerage in Brazil by iBest, in 2022. We intend to continue to develop new solutions to support our clients in their investments needs, aiming to continuously increase client wallet share over time.
Inter Insurance
We provide insurance brokerage services that enable our clients to protect important assets and aspects of their lives.
We sell 26 different types of insurance solutions via a simple and integrated experience. As we collect more data from our clients, we are able to learn more about their protection needs and add new products to service them.
We continue enhancing our insurance brokerage platform and transforming the way our clients engage with financial services by removing transaction costs at each transaction journey that our clients take with us, such as embedding a gadget insurance in an Inter Shop purchase, or embedding a travel insurance in an Inter Travel sale. In 2023, Inter Seguros grew 32% their revenues when compared to 2022. We were also able to increase the number of active clients of Inter Insurance to approximately 1.7 million on December 31, 2023 from 1.3 thousand on December 31, 2022.
We have also established important partnerships with Liberty Seguros and Sompo Seguros to distribute their insurance products, some of them with exclusivity agreements for 15 years. We have also partnered with Wiz – which has a 40% of equity interest in Inter Seguros, to boost our insurance distribution platform.

Global
With our comprehensive Financial Super App, we see a large opportunity to take our Financial and Commerce solutions across borders. In January 2022, we acquired Inter&Co Payments, a remittance platform and global digital account provider with almost 150,000 clients, in order to accelerate our expansion plan.

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
While we remain at the beginning of our journey of expanding across borders, we are excited about the progress we have made so far. We have grown the number of Global Accounts to approximately 2.2 million accounts as of December 31, 2023, an increase of 94% compared to the same date of 2022.

Loyalty
In May, 2023, we launched our seventh vertical, Loyalty. Through the product we called “Inter Loop”, we are using our robust banking structure as the backbone of our new rewards program and connecting all verticals to offer multiple options for our clients to earn and use points inside the Financial Super App. We believe this new vertical shows a strong promise of opportunities for cross-selling, increasing engagement and monetization.
With Inter Loop, instead of being limited to cashback, our clients will earn points and have freedom to choose how to use them. Options to consume points include, in addition to other options we may launch in the future:
1.Cashback
2.Discounts in Inter shop;
3.Airline miles;
4.Investments; and
5.Donations to multiple charities.
We believe the breadth of our platform facilitates opportunities for our clients and us, with integration with our marketplace being the most obvious synergy. In that sense, we intend to leverage Inter Loop to promote cross-selling potential and create new revenue streams, such as from the sale of points, subscriptions, and others.
Inside Inter Loop, we innovated with “Conta com Pontos” which bring our clients a new way to earn points, and which also changes our banking reserve-requirements dynamics. These demand deposits are invested in certificates of deposit, and the yields are converted into points that are credited into clients’ accounts through Inter Loop.
In addition, this results in our demand deposit balances being transferred to time deposits (which yield close to the Brazilian interbank deposit rate, or the CDI), decreasing our required reserves held at the Central Bank (yielding zero) and freeing up resources for re-allocation.
As of December 31, 2023, Inter Loop had reached more than 5.4 million active clients, which on average, spend more than non-Inter-Loop clients. We believe this reinforces the value of our rewards program in generating increased customer loyalty and engagement.

Our Subsidiaries and Key Investees
Banco Inter
Banco Inter S.A. is the main subsidiary of Inter&Co, Inc. It is a fully licensed bank, which offers a fully digital account that allow clients to pay bills, transfer cash, amongst other financial features.
For information about Banco Inter S.A., see “Item 4. Information on the Company - A.History and Development of the Company”.
Inter Seguros
Inter Seguros brokers various types of insurance through a specialized and structured team to serve several business sectors, including, but not limited to corporate insurance, digital insurance and bank insurance. We currently hold approximately 60% of the equity interest in Inter Seguros, while the remaining 40% is held by Wiz.
Inter Seguros’ main focus is on the commercialization of insurance through our digital platform, offering the sale of a full range of products, such as Life insurance, Health insurance, Pet insurance, Travel insurance, PIX insurance, among others. The products distributed by Inter Seguros are underwritten by our partners: Liberty Seguros, HDI Seguros, MetLife, Icatu, SulAmérica and Bamaq.
Inter DTVM
Inter DTVM is a securities distributor and funds administrator, licensed by the CVM, which allow us to operate a digital platform in the investment market. Inter DTVM is also authorized by the Central Bank to operate as distributor of securities. The main activities are fiduciary management, asset management, distribution of investment products, controlling, custody, bookkeeping, and public offerings.
Inter Asset
Inter Asset is an asset manager that operates with investment funds, private wealth management, managing investment funds and private pension plans. Inter Asset’s purpose is to manage (i) securities portfolios and resources for third parties; and (ii) investment funds in general in the financial and securities market. We hold approximately 70% of Inter Asset through Banco Inter (with the remaining 30% held by Inter Asset’s founding shareholders).
Inter Shop
Inter Marketplace Intermediação de Negócios e Serviços Ltda or Inter Shop, engages in, among other activities, sales promotion, as an intermediary, of non-financial products and services through partnerships available in our app. The sales experience and connection with our commercial partners occurs in three ways: (i) gift cards, (ii) affiliates and (iii) end-to-end. The first is the sale of prepaid cards from physical stores and/or online within the Inter application, for their use in the partner store’s purchasing environment. In the second partnership model, Inter’s client searches in our Financial Super App for the e-commerce page of the store from which they want to make a purchase and the client is then redirected to the website of the selected store (not hosted within our Financial Super App). The latter model involves building the entire client purchase experience within our app.
Inter Shop offers other products in this partnership business model, such as: (i) Inter Pass, which consists in a subscription for a benefit program membership that provides additional cashback for members in multiple products and services offered by Inter; and (ii) Inter Cel, which are a set of mobile plans we offer by acting as a virtual network operator from the mobile carrier Vivo (Telefônica Brasil).
Inter Shop also operates our Loyalty vertical, coffee shops located throughout Brazil through its subsidiary Inter Café Ltda. (“Inter Café”), an online retailer that sells Inter branded products (such as gadgets, notebooks and apparel) through its subsidiary Inter Boutiques Ltda. (“Inter Store”), a food business through its subsidiary Inter Food S.A. (“Inter Food”), and a travel and entertainment platform through its subsidiary Inter Viagens e Entretenimento Ltda. (“Inter Viagens”).

Granito
Granito operates as a payment institution and credit card acquirer, developing customized products for its clients, which enhances the experience of corporate account holders who will have access to a wider range of products and services. As of the date of this annual report, Banco Inter holds 50% interest in Granito, the remaining interest being held by Banco BMG S.A.
Our investment in Granito is part of our strategy of acquiring or investing in innovative companies with a technology focus.
Acerto
In 2021, we acquired a 60% equity interest in Acerto, which is a digital debt trading platform, which is a relevant part our client retention strategy. Acerto’s founders (who are also Acerto’s executives) hold the remainder of Acerto’s capital stock. Additionally, Acerto has its own long-term incentive plan providing for the acquisition of its shares by the beneficiaries of the plan. The exercise of such options by the beneficiaries may reduce our equity stake in Acerto by up to 2.5%.
IM Designs
In 2021, we acquired a 50% equity interest in IM Designs. IM Designs is a company specialized in the development of new technologies and immersive tools which use 3D technology to develop project to visualize environments with virtual reality, augmented reality and mixed reality. IM Designs is dedicated to reshaping how people interact with the digital world, pushing to create an integrated, immersive, and personalized virtual reality without borders. To build this reality, they have created an ecosystem, providing seamless connections between users, creators, developers, and businesses. This ecosystem leads the way to brand new 3D experiences. With user focus and social impact leading the way, IM Designs seeks to revolutionize digital experiences by allowing collaborative and creative development on a unified platform. Featuring core values such as synergy and inventiveness, this company aims to connect individuals to limitless possibilities in the world of technology. The ultimate goal is to create immersive and interconnected digital spaces, making the future one that is more exciting and inspiring.
Inter&Co Payments
In January 2022, we acquired Inter&Co Payments, Inc., a California corporation. Certain managers, including the founders, have continued to manage the business as officers of Inter&Co Payments after closing. Inter&Co Payments is a U.S. based financial technology company which provides foreign exchange and payment services, offering, among other products, a digital account solution for both international money transfers and domestic use. Inter&Co Payments has licenses to act as a money transmitter in more than 40 states in the United States, and can offer U.S. residents services such as digital wallet, debit card, bill payment, among others.
Inter US Finance and Inter US Mortagage (formerly YellowFi)
In January, 2023, we acquired Inter US Finance LLC and Inter US Management LLC, each a Florida limited liability company, Inter US Finance owns, manages and operates a mortgage lending and origination business in the states of Colorado, Florida and Georgia and Inter US Management manages and operates the Brickell Bay Mortgage Opportunity Fund, a residential mortgage investment fund that holds mortgage promissory notes from various investors throughout the United States.

Our Client Service and Support
Online is our main channel of contact with clients.
In 2019, we launched our virtual service assistant, Babi, automating a portion of the calls and messages we receive and reducing client waiting time. In 2020, Banco Inter increased the capacity of its virtual service assistant, Babi, which brought greater robustness and agility in service, automating part of the calls received via chat and reducing the waiting time for clients. In 2021, Inter focused on expanding service channels, integrating new BPOS, developing and integrating with the new CRM, and service tools, such as Salesforce, both with the aim of creating more stability, reduce queues and increase performance and quality. In 2022, we continued to focus on simplifying our clients' lives beyond creating new day-to-day transactions at digital journeys, and Babi also became our WhatsApp engine orchestrating a new channel which has been well-succeeding for servicing and sales.
Through these initiatives, we processed over 9.6 million client inquiries that were solved in real time by artificial intelligence during 2023.
As more than 99% of our interactions are resolved in the first contact, we believe that currently most of our clients’ basic demands and transactions are already being resolved through our virtual assistant, which reduces our costs.
Geographic Presence
We are headquartered in Belo Horizonte, in the state of Minas Gerais, Brazil. Our digital strategy completely eliminates the need for physical retail branches and allows us to achieve broad coverage with low operational costs. We have clients in several Brazilian cities and, since the USEND acquisition, we also operate in the United States.
Inter Clients by States
Number of Inter clients as a percentage of the population of each state in Brazil as of December 31, 2023

RR 0,26%
AP 0,40%
AM 1,83%
PA 3,21%
MA 2,34%
CE 4,64%
RN 1,82%
PI 1,17%
PE 4,60%
SE 1,20%
AC 0,25%
RO 0,62%
TO 0,69%
BA 6,99%
MT 1,55%
GO 3,82%
DF 2,23%
MG 11,70%
ES 1,83%
MS 1,05%
SP 24,60%
RJ 9,00%
PR 4,18%
SC 2,94%
RS 3,78%

Source: IBGE and internal data.

Technology
Technology is the backbone of our operations. Our agility and capabilities enable us to perform a full cycle of product development in a short timeframe. With the extensive use of data, our employees can quickly measure the results of our product launches, receive immediate feedback from our client base, and make improvements by focusing our resources to deliver the best solutions to our clients. We combine insights machine, A.I. and a 360º vision of our clients.
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
In 2021, we launched the proprietary Inter API gateway, which manages and enables all communications across our microservices at a lower cost compared to using a third party solution. As we develop and launch new products, we only need to add new microservices and plug in to the current infrastructure, without rebuilding the existing one. This modularity was a critical part of what allowed Inter to expand its range of products with “plug-and-play” speed and agility.
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
Competition
The financial and banking services market in Brazil is highly competitive. There are several full-service banks offering commercial banking, retail banking, investment banking and other services, as well as several commercial banks, and several financial institutions offering brokerage services, leasing, deposits, savings, insurance, foreign exchange. Fintechs are also increasingly prevalent in Brazil.
Despite the number of competitors, the financial services market remains heavily concentrated. We believe we have significant market positioning, differentiating ourselves from our competitors in each of our operating segments.

The main competitors by business vertical are listed as follows:
•Banking & Spending and Credit: In our Banking & Spending, and Credit, we face competition from financial institutions such as Santander, Banco do Brasil and Caixa Econômica Federal, Bradesco and Itaú which are considered traditional banks and the digital banks Nubank, Original, Agibank, Next, Neon and C6.
•Inter Shop: In the Inter Shop business vertical, one of the main competitors are Méliuz and Mercado Livre. We have nearly 700 partners in the business that add value to our platform with their own features being able to offer a better service to our clients. We believe that we provide a wide range of products and services connected to our e-commerce that will allow us to retain our clients in the long run, such as: gift cards, food delivery, restaurant loyalty programs, cashback on gas refueling, cellphone plans, among others.
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
•The Loop points program is an internal coalition initiative of Banco Inter that aims to build customer loyalty through personalized rewards. Among direct competitors, Livelo, Esfera, Átomos, and Dotz stand out, with an expressive customer base and a strong redemption ecosystem.As indirect competitors, loyalty programs of airlines such as Azul Fidelidade, Latam Pass, and Smiles, as well as KM de Vantagens. One of the main advantages of the Loop points program is that points never expire and can be redeemed for various rewards, such as cashback, investments, Azul Fidelidade points, and more.
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
As of December 31, 2023, we have rights over 254 trademarks in Brazil. 158 of them are already registered with the INPI. In addition, we have requested the registration of 96 other trademarks pending a decision.
Some of our applications for trademark over the brand “Inter” have been rejected by the INPI, including our application for trademark over the brand Inter for use in connection with financial services.  In December 2021, we filed a lawsuit, which is still ongoing. Seeking to prevent that the brand “Inter” be recognized as an exclusive brand for financial services, so that no third party can have exclusive rights over the brand Inter recognized for use in connection with financial services. In March 2022, the INPI made a statement in the lawsuit agreeing with Inter’s allegations and recognizing that the INPI’s rejection decision should be reviewed.

We are seeking recognition of our trademarks internationally in other countries of Latin America and North America
As of December 31, 2023, we had approximately 97 international trademark applications from Inter around the world, of which 9 in Canada, 11 in the US, 28 in Mexico, 11 in United Kingdom, 4 in European Union, 6 in Chile, 8 in Colombia, 11 in Paraguay and 9 in Uruguay.
In addition, we own a variety of domain names through entities responsible for the registration of domain names.
While we are unable to quantify the impact of a loss of our rights to our intellectual property, any such loss may restrict our ability to use such intellectual property and other financial and/or operation losses, including as a direct result of the loss of clients and damage to our image and reputation.
Legal and Administrative Proceedings
We are subject to civil, labor and tax claims, including legal and administrative proceedings arising in the ordinary course of our business, for which we recorded provisions in the total aggregate amount of R$ 39.4 million as of December 31, 2023.
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
To this end, with respect to civil, labor and tax claims proceedings, we take into consideration our legal proceedings precedents as well as the evolution of jurisprudence, with due regard to applicable laws and regulations. The following table shows the aggregate amount of the provision established for probable losses in respect of our labor and civil proceedings. As of December 31, 2023, we did not have provisions in connection with tax proceedings as we were not a party to any such tax proceedings which we estimated that our chance of loss was probable.

Provisions as of December 31, 2023
(in millions of R$)
Labor proceedings	6.0
Civil proceedings	33.4
Total	39.4
For more information on our provisions for labor and civil proceedings, see note 23 to our Audited Financial Statements.
Tax Proceedings
Income tax and social contribution on net income – IRPJ and CSLL
On August 30, 2013, we received a tax assessment from the Brazilian Federal Revenue Service (Receita Federal do Brasil) to collect corporate income taxes (Imposto de Renda Pessoa Jurídica - IRPJ) and the social contribution on net profit (Contribuição Social Sobre o Lucro Líquido - CSLL), plus penalties and interest in arrears, relating to fiscal years 2008 and 2009, based on allegations that we had deducted some expenses considered non-deductible. As of December 31, 2023, this proceeding involved a risk of possible loss in the aggregate amount of R$ 33.4 million.

COFINS
We are discussing our COFINS obligations related to the years from 1999 to 2014, due to the Federal Revenue Service understanding that financial revenues should be included in the calculation basis of this contribution. COFINS is a federal social contribution calculated over revenues.
In 2005, we obtained a favorable final and unappealable decision from the Supreme Federal Court ensuring the right to pay COFINS based only on the revenue from services rendered, rather than total revenue including financial revenues.
During the period from 1999 to 2006, we made judicial deposits and/or paid the obligation. In 2006, through a favorable decision from the Supreme Federal Court and explicit agreement from the Federal Revenue Service, our judicial deposit was released. Additionally, the authorization to use credits for amounts previously overpaid against current obligations was approved without objection by the Federal Revenue on May 11, 2006. Subsequently, the Federal Revenue Service challenged our procedures, applying the understanding that financial revenues should be included in the COFINS calculation basis.
After the enactment of Law 12,973/14, Inter modified its procedures to include financial revenues in the COFINS calculation basis and, therefore, all the taxable events involved in our discussions are all prior to that law. Currently, the application of the res judicata is being discussed in a separate lawsuit that ensured our right not to pay COFINS on its financial revenues.
We have evaluated the likelihood of loss as possible. As of December, 31, 2023, these COFINS proceedings involved an aggregate amount of R$ 65.0 million.
Labor Proceedings
As of December 31, 2023, the aggregate amount sought by plaintiffs in labor proceedings were R$ 48.7 million, including disputes related to third-party service provider claims seeking recognition of employment status, employee overtime and equal pay claims. As of December 31, 2023, we had provisioned an amount of R$ 6.0 million for labor claims classified as probable risk of loss.
Civil Proceedings
As of December 31, 2023, we are party to approximately 17.8 thousand civil proceedings brought by clients, in which claimants sought aggregate damages of approximately R$ 1 billion, most of which consisting of claims under Brazilian consumer protection laws related to our payroll products, including our Payroll Card, and our real estate credit portfolio, our digital account and multiple card. As of December 31, 2023, we had provisioned an amount of R$ 33.4 million for civil claims, classified as probable risk of loss.
As of December 31, 2023, we are also party to 76 individual proceedings relating to our former correspondent broker Filadelphia (further described below).

Also, we and our indirect subsidiary, Inter&Co Payments, together with Eliran Grushkowsky and Fernando Fayzano, who are executives and prior shareholders of Inter&Co Payments, are defendants in an action filed on December 8, 2022, by Forex Express Corp. (“WireCash”) in the Superior Court for Los Angeles County, California. The complaint alleges that Mr. Grushkowsky, a former executive of WireCash, took largely unspecified “trade secrets” relating to anti-fraud technology from his employment with WireCash and used the information after being hired by Inter&Co Payments to bolster the Company’s anti-fraud capabilities. In its complaint, WireCash has alleged a significant amount of compensatory damages, and other claims for other alleged damages, including punitive and other special damages, disgorgement of profits and reimbursement of reasonable legal costs and expenses. Based upon our investigation as of the date of this Report, we believe that Inter Payments uses licensed third-party tools and services for its anti-fraud efforts, not any proprietary technology of WireCash. The case is currently in the discovery phase. We intend to continue to vigorously and proactively defend against what we believe to be allegations without merit in this lawsuit. In November, 2023, Inter Payments filed a cross-complaint against WireCash for breach of contract and other claims relating to a balance owed by WireCash to Inter Payments for Inter Payments’ services. WireCash has filed an answer, generally denying Inter Payments’ claims and asserting affirmative defenses. In February, 2024, Eliran Grushkowsky filed a cross-complaint against WireCash both as one of WireCash’s shareholders relating to WireCash’s failure to monetize its alleged trade secrets and as a former employee for violations related to his former employment. WireCash has not yet responded to Mr. Grushkowsky’s cross-complaint. We believe that the claims by WireCash are meritless and that we and Inter Payments have substantial legal and factual defenses to such claims made by Wirecash. We are unable to predict the financial outcome of this matter at this time, and any views formed as to the viability of these claims or the financial exposure which could result may change from time to time as the matter proceeds through its course.
On January 2, 2024, Plaintiff Eddie Verri filed a putative class action in the United States District Court against Inter&Co Payments, Inc. alleging violations of the Telephone Consumer Protection Act (the “TCPA”). Mr. Verri is seeking statutory damages on behalf of himself and all the members of the putative class that he seeks to represent. The allegations stem from text messages allegedly sent without consent to the plaintiff and other customers whose cell phone numbers were allegedly registered in the National Do Not Call Registry. The total amount at issue has not been specified in the complaint. The statutory damages for each text message determined to have been sent in violation of the TCPA is up to $500 (for a negligent violation) and up to $1,500 (for a knowing or willful violations). We have filed a response asserting our defenses to the claim. We intend to continue to vigorously defend the case.
Public Civil Actions
We are a defendant in nine other public civil public actions in which claimants asked for aggregate damages of R$ 26.3 million as of December 31, 2023 (taking into consideration the liability of co-defendant financial institutions and without taking into consideration potential settlement agreements that could change our liability). These civil public actions relate to: (1) employing allegedly abusive tactics in connection with the failure to provide information relating to outstanding balances for the early settlement of client indebtedness; (2) alleged unlawful collection of amounts designated as “legal, judicial or extrajudicial fees,” “expenses incurred for administrative collections and summons of the debtor, including collection fees and legal fees” and “legal fees and collection costs”; (3) alleged violation of the rights of retirees and pensioners as a result of onerous indebtedness incurred by them through us; (4) alleged unlawful charging of fees for “third party service fees/reimbursements” in our lending agreements; (5) alleged failure to provide services due to instability and interruption of client access to the app; (6) alleged abusive practice in connection with payroll loan credit cards offered to retirees in the State of Rio Grande do Sul, which allegedly were not aware of the payroll loan characteristic of the card; (7) alleged abusive practice in offering payroll loan credit cards to consumers.
We are also party to a public civil action relating to the validity of all payroll loans granted to clients, in transactions intermediated by Filadelphia Empréstimos Consignados Ltda., or Filadephia. Filadelphia was a correspondent broker of payroll loans for us from March 20, 2008 to February 1, 2012, as well as for some other financial institutions.The Brazilian Federal Police determined that Filadelphia had been conducting a Ponzi scheme and suspended the deposits. As a result, the alleged victims sued Filadephia and, in certain cases, us. We were not involved in and we did not have any knowledge of Filadelphia’s illegal practices and terminated our relationship with Filadelphia the day after the Brazilian federal police initiated their operation. As of December 31, 2023, this proceeding involved an aggregate amount of R$ 4.7 thousand.

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

Distribution of Assets, Liabilities and Equity
The return (or yield) was calculated by the amount of interest income or expense in the period divided by the average balance. The following table shows average balances, interest amounts and yields for our interest-earning assets, non-interest-earning assets, interest-bearing liabilities, non-interest-bearing liabilities and equity for the years ended December 31, 2023, 2022 and 2021.

	For the Year Ended December 31,
	2023			2022			2021
	Average Balance(1)	Interest Income (Expense)(2)	Average yield (assets) / rate paid (liabilities) (%)	Average Balance(1)	Interest Income (Expense)(2)	Average yield (assets) / rate paid (liabilities) (%)	Average Balance(1)	Interest Income (Expense)(2)	Average yield (assets) / rate paid (liabilities) (%)
	(in millions of R$, except percentages)			(in millions of R$, except percentages)			(in millions of R$, except percentages)
ASSETS
Interest-earning assets:
Loans and advances to customers, net of provision for expected loss	23,913.0	4,549.8	19.0%	18,683.1	2,557.7	13.7%	13,166.9	1,359.2	10.3%
Reverse purchase agreements	2,344.0	497.1	21.2%	733.1	221.1	30.2%	949.6	71.1	7.5%
Securities	14,099.5	1.3	—%	12,619.9	1,471.7	11.7%	10,102.2	745.6	7.4%
Cash and cash equivalents in foreign currency	422.7	11.2	2.6%	283.1	20.1	7.1%	—	—	—%
Total interest-earning assets	40,779.2	5,059.4	12.4%	32,319.2	4,270.7	13.2%	24,849.7	2,175.9	8.8%

Cash and cash equivalents in domestic currency	615,700.0	—	—%	—	—	—%	—	—	—%
Amounts due from financial institutions	3,609.9	—	—%	2,549.4	—	—%	1,112.5	—	—%
Derivative financial assets	4.6	—	—%	7.6	—	—%	143.5	—	—%
Compulsory deposits at Banco Central do Brasil	2,351.1		—%	2,534.9	—	—%	1,980.6	—	—%
Deferred tax assets	1,023.5	—	—%	889.3	—	—%	431.4	—	—%
Non-current assets held-for-sale	173.2	—	—%	156.5	—	—%	128.8	—	—%
Investments	75	—	—%	77.0	—	—%	147.1	—	—%
Property and equipment	176.9	—	—%	197.8	—	—%	155.6	—	—%
Intangible assets	1,289.5	—	—%	1,259.7	—	—%	331.9	—	—%
All other Assets	1,881.3	—	—%	1,121.5	—	—%	799.3	—	—%
Total Assets	51,980.1	5,059.4	9.7%	41,364.4	4,270.7	10.3%	30,459.7	2,175.9	7.1%

LIABILITIES
Interest-bearing liabilities:
Time deposits	19,985.9	(1,631.5)	(8.2)%	8,856.0	(1,057.6)	(11.9)%	6,060.5	(294.2)	(4.9)%
Savings deposits	1,336.3	(91.9)	(6.9)%	1,213.8	(81.0)	(6.7)%	1,052.9	(25.6)	(2.4)%
Securities issued	7,141.3	(1,016.6)	(14.2)%	5,447.4	(689.8)	(12.7)%	2,431.9	(207.7)	(8.5)%
Securities sold under agreements to repurchase	1,576.5	(131.0)	(8.3)%	1,668.3	(77.3)	(4.6)%	611.0	(10.1)	(1.7)%
Borrowing and onlending	61.;5	(2.8)	(4.5)%	33.0	(6.7)	(20.3)%	31.5	(0.2)	(0.2)%
Total interest-bearing liabilities	30,101.6	(2,873.8)	(9.5)%	17,218.5	(1,912.5)	(11.1)%	10,535.8	(537.8)	(5.1)%
Non-interest-bearing liabilities:
Demand Deposits	5,506.8	—	—%	10,007.4	—	—%	8,283.2	—	—%
Creditors’ funds to be released	285.2	—	—%	229.0	—	—%	153.4	—	—%
Liabilities with financial institutions	7,134.1	—	—%	5,135.3	—	—%	2,912.6	—	—%
Income tax and social contribution	185.9	—	—%	82.7	—	—%	21.6	—	—%
Tax liabilities	60.7	—	—%	111.5	—	—%	28.7	—	—%
Provisions	59.8	—	—%	58.3	—	—%	39.4	—	—%
Derivative financial liabilities	25.2	—	—%	70.6	—	—%	80.0	—	—%
All other liabilities	1,309.9	—	—%	831.4	—	—%	616.6	—	—%
Share capital	13.0	—	—%	29.7	—	—%	6,362.2	—	—%
Reserves	7,936.1	—	—%	5,674.0	—	—%	50.3	—	—%
Other comprehensive income reserve	(746.1)	—	—%	(524.4)	—	—%	(192.4)	—	—%
(-) Treasury shares	(10.3)	—	—%	—	—	—%	(45.7)	—	—%
Equity + non-interest-bearing liabilities	21,768.3	—	—%	21,705.4	—	—%	18,355.9	—	—%
Non-Controlling Interest	110.5			2,440.5			(81.0)
Total Equity + Liabilities	51,980.3	(2,873.8)	(5.5)%	41,364.4	(1,912.5)	(4.6)%	30,459.7	(537.8)	(1.8)%

(*)    Total lines reflect the sum of averages presented in this table.

Changes in Interest Income and Interest Expenses; Volume and Rate Analysis
The following tables show the variations in our financial income and expenses as a result of the variations in the average volume of interest-earning assets and interest-bearing liabilities and changes in average interest rates occurred in the year indicated.
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

	For the Year ended December 31,
	2023/2022			2022/2021
	Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in millions of R$, except percentages)			(in millions of R$, except percentages)
ASSETS
Interest-earning assets:
Loans and advances to customers, net of provision for expected loss	995.1	997.1	1.992.1	755.2	443.4	1,198.6
Reverse purchase agreements	341.6	(65.6)	276.0	(65.3)	215.3	150.0
Securities	0.1	(1,470.6)	(1,470.4)	293.6	432.5	726.1
Cash and cash equivalents in foreign currency	3.7	(12.6)	(8.9)	—	20.1	20.1
Total interest-earning assets	1.049.6	(260.8)	788,8	987.0	1,107.8	2,094.8

LIABILITIES
Time deposits	(908.5)	334.7	(573.9)	(333.9)	(429.5)	(763.4)
Savings deposits	(8.4)	(2.5)	(10.9)	(10.7)	(44.6)	(55.4)
Securities issued	(241.1)	(85.7)	(326.8)	(381.9)	(100.3)	(482.2)
Securities sold under agreements to repurchase	7.6	(61.3)	(53.7)	(49.0)	(18.2)	(67.2)
Borrowing and onlending	(1.3)	5.2	3.9	(0.3)	(6.2)	(6.5)
Total interest-bearing liabilities	(1,230.0)	268.5	(961.4)	(742.3)	(632.4)	(1,374.7)
Interest-Earning Assets: Average Interest-Earning Assets and Net Yield
The following tables analyze our levels of average interest-earning assets, net interest income and net yield on interest-earning assets, for the periods indicated.

	As of and for the Year ended December 31,
	2023	2022
	(in millions of R$, except percentages)
Average balance of interest-earning assets	40,779.2	32,215.5
Net interest income and interest	5,059.4	2,358.2
Net yield on interest-earning assets(1)	12.4%	13.2%

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

	Maturing
	As of December 31, 2023	In one year or less	After One Year through five years	After five years through 10 years	After ten years	No Specific Maturity
Fair value through other comprehensive income (FVOCI)
Financial Treasury Letters (LFT)	60%	0%	17%	43%	0%	0%
Debentures	2%	0%	1%	1%	0%	0%
Certificates of real estate receivables	1%	0%	0%	1%	0%	0%
Financial Letters	0%	0%	0%	0%	0%	0%
National Treasury Bonds (NTN)	26%	0%	10%	8%	8%	0%
National Financial Treasury Letters (LTN)	3%	0%	3%	0%	0%	0%
Commercial Promissory Note	1%	0%	1%	0%	0%	0%
Weighted average yield	92%	0%	32%	53%	8%	0%

Amortized cost
Debentures	1%	0%	1%	0%	0%	0%
Financial Letters	0%	0%	0%	0%	0%	0%
National Treasury Bonds (NTN)	4%	0%	0%	3%	1%	0%
Certificates of real estate receivables	0%	0%	0%	0%	0%	0%
Rural Product Bill	3%	2%	1%	0%	0%	0%
Weighted average yield	8%	2%	2%	3%	1%	0%

Total weighted average yield	100%	2%	34%	56%	9%	0%
Maturity and Composition of Loan and Other Financing Portfolio
The following table analyzes our loans and advances to customers’ portfolio by type and by the time remaining to maturity. Loans are stated gross of the provision for expected losses.

	Maturing
	As of December 31, 2023	In one year or less	After one year through five years	After five years through 15 years	After 15 years
	(R$ million)
Credit Card	9,461.3	9,150.5	310.8	—	—
Business Loans	3,855.7	2,622.2	1,197.4	36.1	—
Real Estate Loans	8,583.4	1,560.0	1,069.0	1,803.1	4,151.3
Personal Credit	7,138.7	1,095.5	1,604.2	4,438.7	0.3
Agribusiness loans	745.0	716.2	28.8	—	—
Total loans and advances to customers	29,784.1	15,144.4	4,210.2	6,277.9	4,151.6

The following table represents our loans by category all of which are fixed rate.

As of December 31, 2023
(R$ million)
Credit Card	9,461.3
Fixed Rate	9,461.3
Personal Credit	7,138.7
Fixed Rate	7,138.7
Business Loans	3,855.7
Fixed Rate	2,959.2
Real Estate Loans	8,583.4
Fixed Rate	168.7
Agribusiness loans	745.0
Fixed Rate	745.0
Total loans with fixed rate	20,472.9
Total loans to customers	29,784.1
Summary of Loan Loss Experience
Allocation of Provision for Impairment Losses
The following table presents impairment losses by category of loans and sets forth the percentage distribution of the total provisions as of December 31, 2023, 2022 and 2021.

	As of December 31,
	2023			2022			2021
	Amount	% of Total loan portfolio	% of Total Loss Allowance	Amount	% of Total loan portfolio	% of Total Loss Allowance	Amount	% of Total loan portfolio	% of Total Loss Allowance
	(in millions of R$, except percentages)			(in millions of R$, except percentages)			(in millions of R$, except percentages)
Credit Card	9,461.3	31.8%	—	6,870.6	30.3%	—	4,798.3	27.9%	—
Personal Credit	7,138.7	24.0%	—	5,463.8	24.1%	—	3,579.3	20.8%	—
Business loans	3,855.7	12.9%	—	3,392.5	14.9%	—	3,017.2	17.5%	—
Real Estate Loans	8,583.4	28.8%	—	6,251.8	27.5%	—	5,121.4	29.7%	—
Agribusiness loans	745.2	2.5%	—	719.7	3.2%	—	700.2	4.1%	—
Total loan portfolio(1)	29,784.3	100.0%		22,698.4	100.0%	—	17,216.4	100.0%	—

Credit Card	(1,312.4)	(4.4)%	69.7%	(874.2)	(3.9)%	66.3%	(417.7)	(2.4)%	61.3%
Personal Credit	(404.3)	(1.4)%	21.5%	(315.8)	(1.4)%	23.9%	(141.5)	(0.8)%	20.8%
Business loans	(19.8)	(0.1)%	1.1%	(13.3)	(0.1)%	1.0%	(16.0)	(0.1)%	2.3%
Real Estate Loans	(133.6)	(0.4)%	7.1%	(102.6)	(0.5)%	7.8%	(80.0)	(0.5)%	11.7%
Agribusiness loans	(13.7)	—%	0.7%	(12.6)	(0.1)%	1.0%	(25.7)	(0.1)%	3.8%
Total loss allowance	(1,883.8)	6.3%	100.0%	(1,318.5)	(5.8)%	100.0%	(680.9)	(4.0)%	100.0%

Total loans and allowances to customers, net of loss allowance	27,900.5			21,379.9			16,535.5

(1)    Total loan portfolio means our total loans and advances to customers and does not include amounts due from financial institutions.

Our ratio of allowance for credit losses to total loan portfolio has grown consistently in the reported periods, representing 6.3%, 5.8% and 4.0% on December 31, 2023, 2022 and 2021 respectively, We believe that this increase was driven by the growth of our credit portfolio and the maturing of older part of our credit portfolio, as well as an increase in delinquencies that we believe resulted from our client’s exposure to Brazil’s macroeconomic scenario. For more information on the Brazilian macroeconomics conditions, see “Item 5. Operation and Financial Review and Prospects - A. Operating Results - The Brazilian Macroeconomic Environment”.
The significance of the allowances for charge-offs relating to credit cards increased in our reported periods, representing 69.7%, 66.3% and 61.3% of our total loss allowance on December 31, 2023, 2022 and 2021, respectively, reflecting the growth of our credit card portfolio, which is a function of the overall growth of our base of active clients. The proportion of the provision for expected losses relating to personal credit was 21.5%, 23.9% and 20.8% of our total loss allowance on December 31, 2023, 2022 and 2021, respectively. The decrease in the proportion of our provision for expected losses relating to personal credit on December 31, 2023 compared to December 31, 2022 reflected our efforts to focus on offering collateralized personal loans. The increase in the proportion of our provision for expected losses relating to personal credit on December 31, 2022 compared to December 31, 2021 reflected the growth of our personal credit portfolio, which is derived from the overall growth of our active client base.
Allocation of Net Charge-Offs
The following table presents our net charge-offs by category of loans as of December 31, 2023, 2022 and 2021.

	As of December 31,
	2023			2022			2021
	Amount	% of Average Loans	% of Net Charge-Offs	Amount	% of Average Loans	% of Net Charge-Offs	Amount	% of Average Loans	% of Net Charge-Offs
	(in millions of R$, except percentages)
Credit Card	8,055.8	31.5%	—	6,114.7	30.6%	—	3,531.9	25.8%	—
Personal Credit	6,449.8	25.2%	—	4,376.4	21.9%	—	2,856.1	20.9%	—
Business loans	3,110.9	12.2%	—	3,090.5	15.4%	—	2,341.2	17.1%	—
Real estate loans	7,189.3	28.1%	—	5,797.3	29.0%	—	4,490.4	32.8%	—
Agribusiness loans	741.3	2.9%	—	620.1	3.1%	—	471.6	3.4%	—
Total average loans outstanding	25,547.1	100.0%		19,999.0	100.0%		13,691.2	100.0%	—

Credit Card	74.3	0.3%	79.5%	61.8	0.3%	53.4%	27.6	0.2%	49.90%
Personal Credit	16.7	0.1%	17.9%	45.1	0.2%	38.9%	17.5	0.1%	31.60%
Business loans	0.3	—	0.3%	2.1	—	1.8%	0.7	—	1.30%
Real estate loans	2.1	—	2.2%	6.9	—%	5.9%	9.5	0.1%	17.20%
Agribusiness loans	0.1	—	0.1	—	—	—	—	—	—
Total net charge-offs	93.5	0.4%	100.0%	115.9	0.5%	100.0%	55.3	0.4%	100.00%
On December 31, 2023, our ratio of net charge-offs to average loans was 0.4%, compared to 0.6% and 0.4% in 2022 and 2021, respectively. This decrease in comparison with December 31, 2022 was primarily due to identifying and reevaluating an increased number of debtors whose credits needed to be charged-off in the year ended December 31, 2022 as a result of a change in our collection procedures, partly offset by the increase in delinquency from Brazil’s economic scenario in that year.

Net charge-offs relating to credit cards increased to 79.5% for the year ended December 31, 2023, compared to 53.4% and 49.9% for the years ended December 31, 2022 and 2021, respectively. These increases were primarily due to the increase in the size of our credit card portfolio and in the proportion of our credit card loans compared to other components of our loan portfolio. Credit card loans are relatively riskier than our other loans as credit card loans are uncollateralized. Consequently, an increase in credit card loans results in an increase in the proportion of net charge-offs relating to credit cards.
Deposits
Composition of Deposits per type and yield
The following table presents, with average balances, the breakdown of deposits by category as of December 31, 2023, 2022 and 2021.

	For the Year Ended December 31,
	2023		2022		2021
	Average Balance(1)	Average rate paid	Average Balance(1)	Average rate paid	Average Balance(1)	Average rate paid
	(in millions of R$, except percentages)
Time deposits:
Interest bearing	19,986	11.9%	8,856	11.9%	6,061	4.9%
Non-interest bearing	—		—		—
Total	19,986		8,856		6,061

Demand deposits:
Interest bearing	—	n.m.(2)	—	n.m.(2)	—	n.m.(2)
Non-interest bearing	5,507		8,856		6,061
Total	5,507		8,856		6,061

(1)    Average amounts based on the average of the month-end balances within each applicable year, unless otherwise indicated.
(2)    Not meaningful.
As of December 31, 2023, 2022 and 2021, all of our deposits were guaranteed by the Credit Guarantee Fund (FGC), up to the amounts covered by the FGC. See “Regulatory Matters—Credit Guarantee Fund.”

Maturity of Deposits
The following table sets forth information regarding the maturity of our uninsured time deposits as of December 31, 2023.

	As of December 31, 2023	Maturing
		Within 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
	(R$ million)
Time deposits in excess of insured limit
Brazil	28,100.7	12,465.2	593.2	1,691.0	13,351.2	28,100.6
Total time deposits in excess of insured limit	28,100.7	12,465.2	593.2	1,691.0	13,351.2	28,100.6

Time Deposits in uninsured accounts
Brazil	57.8	7.7	9.8	16.0	24.3	57.8
Total time deposits in uninsured accounts	57.8	7.7	9.8	16.0	24.3	57.8

Total uninsured Time deposits	28,158.5	12,472.9	603.0	1,707.0	13,375.5	28,158.4
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
Minimum Capital Requirements
Our capital indices were above the minimum requirements stipulated by Brazilian regulations as follows:

	As of December 31,
Basel III Requirements(1):	2023	2022	2021
Basel Index(2)	23.0%	24.1%	44.3%
Capital Index Level 1(3)	23.0%	24.1%	44.3%

(1)    According to CMN Resolution No. 4,958, for institutions pertaining to a prudential conglomerate in accordance with the Accounting Plan of the Institutions of National Financial System - Cosif, the Additional Principal Capital must be calculated on a consolidated basis.
(2)    Minimum Required Reference Equity (or Regulatory Capital) = 8% (from 2019).
(3)    Minimum Required Tier 1 Capital = 6.0% (since 2015).

	As of December 31
	2023	2022	2021
	(R$ million)
Minimum Required Reference Equity (or Regulatory Capital) * RWA Amount(1)	2,129.7	1,964.0	1,436.3

(1)    Minimum Required Reference Equity (or Regulatory Capital) = 8% (from 2019).

The following table sets forth information regarding our capital adequacy as of December 31, 2023, 2022 and 2021 according to the regulations of the Central Bank and Basel III:

	As of December 31,
	2023	2022	2021
	(R$ million)
Reference Equity(1)	6,138.2	5,913.3	7,955.2
Tier 1 Capital	6,138.2	5,913.3	7,955.2
Risk-Weighted Assets (RWA)	26,745.7	24,950.5	17,953.3
Credit Risk (RWACPAD)	22,367.9	21,963.6	16,198.4
Market Risk (RWAMPAD)	342.1	480.8	323.6
Operational Risk (RWAOPAD)	4,035.6	2,506.1	1,431.3

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
C.    Organizational Structure
Below is our current corporate structure:
Inter&Co subsidiaries and investees organized in Brazil consist of Inter Holding Financeira S.A., Inter&Co Participações, Inter Marketplace Intermediação de Negócios e Serviços Ltda, Mil Participações e Locações S.A, Inter Café Ltda, Inter Boutiques Ltda, Inter Viagens e Entretenimento Ltda, Inter Food S.A and Inter Conectividade Ltda. We own 100% of the share capital of each of these companies, except for Inter Food S.A. and Mil Participações e Locações S.A. in which our equity stake is 70% and approximately 8%, respectively.
Inter&Co subsidiaries organized and investees in US consist of Inter US Holding, Inc, Inter&Co Securities, Inter US Finance LLC, Inter US Management LLC, and Inter&Co Advisors LLC, We own 100% of the share capital of each of these companies.

Banco Inter’s subsidiaries and investees organized in Brazil consist of Inter Distribuidora de Títulos e Valores Mobiliários Ltda, Inter Asset Gestão de Recursos Ltda, Inter Digital Corretora e Consultoria de Seguros Ltda, Granito Instituição de Pagamento S.A, Granito Sistemas de PVD Ltda, IM Designs Desenvolvimento de Software S.A., Acerto Cobrança e Informações Cadastrais S.A, and Inter&Co Tecnologia e Serviços Financeiros Ltda. We own 100% of the share capital of each of these companies, except for Inter Asset Gestão de Recursos Ltda (in which our equity stake is approximately 70%), Inter Digital Corretora e Consultoria de Seguros Ltda (in which our equity stake is approximately 60%), Granito Instituição de Pagamento S.A (in which our equity stake is 50%), IM Designs Desenvolvimento de Software S.A (in which our equity stake is approximately 50%),
Banco Inter S.A subsidiaries organized in US consist of Inter&Co Payments, Inc. We own 100% of the share capital of Inter&Co Payments, Inc.
D.    Property, Plant and Equipment
In addition to our corporate headquarters, some of our subsidiaries maintain offices that are responsible for supporting our corporate operations, such as: (i) Banco Inter maintains 16 offices located in the cities of Balneário Camboriú, Porto Alegre, Belo Horizonte, Brasília, Campinas, Curitiba, Fortaleza, Goiânia, Rio de Janeiro, Salvador, Guarulhos, São Paulo, São José dos Pinhais and Vitória; (ii) Inter Café maintains offices located in the cities of São Paulo, Nova Lima, Belo Horizonte and Campinas. All our offices and corporate headquarters are leased. We do not have any material fixed assets.
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
A.    Operating Results
Overview
We are a Financial Super App offering solutions for our clients to manage their finances and daily activities, through a simple and seamlessly integrated digital experience. Our strategy has always been to provide clients with a differentiated value proposition, via a highly scalable technology stack, in which we would be able to add additional functionalities over time.
Our Financial Super App combines different revenue streams in six business verticals: (i) Inter Banking & Spending, (ii) Inter Credit, (iii) Inter Shop, (iv) Inter Invest, (v) Insurance, (vi) Global and (vii) Loyalty. We believe we are well positioned to face different economic scenarios. In 2023, our interest income totaled R$ 4.5 billion, representing 62% growth compared to the previous year. Revenues from service and commissions totaled R$ 1.3 billion in 2023.
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
The Brazilian Macroeconomic Environment
As a company that operates mainly in Brazil, our results of operations, cash flow and financial condition are affected by general economic conditions in Brazil, particularly by Brazil’s economic growth. The following table sets forth selected economic indicators for the periods indicated:

	As of or for the year ended December 31,
	2023	2022	2021
GDP growth (reduction)	2.9%	2.9%	4.6%
Inflation (IGP-M)(1)	(3.2)%	5.5%	17.8%
Inflation (IPCA)(2)	4.6%	5.8%	10.1%
Interbank rate – CDI(3)	11.7%	12.4%	4.4%
TJLP(4)	6.6%	7.2%	4.8%
Exchange rate at the end of the period per US$1.00	R$ 4.84	R$5.22	R$5.58
Average exchange rate per US$1.00	R$ 4.99	R$5.17	R$5.40

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
The performance of the Brazilian GDP and unemployment in Brazil have a direct impact on the purchasing power of the Brazilian population and on the labor market, which in turn influence the demand for our services. In 2023, the Brazilian GDP grew 2.9% mainly due to the good performance of both agricultural and extractive sectors, as well as a robust recovery from household consumption, reflecting the easing in monetary conditions that begun in second half of the year. In 2022, the Brazilian GDP grew 2.9% partly as a result of the relaxation of COVID-19 restrictions and continued fiscal incentives granted by Brazilian government, supporting the GDP growth. In 2021, the Brazilian GDP grew 4.6%, mainly due to the comparative effect of the COVID-19 pandemic-related decline in the prior year.
Inflation, interest rates and availability of credit
A significant portion of our income, expenses, assets and liabilities are directly impacted by interest rates, and our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and government monetary policies.
•Inflation rates in Brazil measured by IPCA were 4.6%, 5.8% and 10.1% and the inflation rates in Brazil measured by the IGP-M index were - 3.2%, 5.5%, and 17.8% for the years ended December 31, 2023, 2022 and 2021, respectively.
•The Brazilian Interbank rate - CDI was 11.7%, 12,4% and 4.4% as of December 31, 2023, 2022 and 2021, respectively.
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

We are also impacted by changes in prevailing interest rates. Increases in interest rates tend to adversely affect us by making our credit and investment products more expensive for consumers, thereby reducing consumer demand for such products. Interest rate increases also tend to increase our funding costs. The profitability of credit transactions depends on our capacity to obtain funding at competitive rates. An increase in market interest rates in Brazil could increase our cost of funding, particularly the cost of term deposits, thus reducing the spread earned on our credit portfolio. In addition, rising interest rates increase the risk of default by our clients. A sudden decrease in interest rates may affect the gross return of our loan portfolio. Our real estate loans, which represented 20% of our loan portfolio as of December 31, 2023, are mostly comprised of floating rate loans.
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
Number of Clients and our Ability to Cross-Sell
Our growth and profitability rely on our ability to not only expand each of our product ecosystems individually, but also generate and leverage the synergies in the Financial Super App to create more value for our clients and, consequently, increase client retention and cross-sell. We have built our Financial Super App with the goal of providing our clients easy access to all of our financial and non-financial products and services and most of them are offered only to account holders (our shopping platform is available to non-account holders). One example of our synergistic strategy is how we incentivize our clients to build their investment portfolios within our ecosystem, and to use our banking solutions as the main bank. The growth of our account holder base directly expands the number of people we can reach with our financial and non-financial products through our app.
Currently, we can see high levels of activation in all our core business verticals. We reached a total of approximately 16.4 million active clients as of December 31, 2023.
Reserve and Lending Requirements
The requirements set by the Central Bank for compulsory deposit and credit has a significant impact on the results of financial institutions in Brazil. Increases or decreases in such requirements may have an impact on our operational results by limiting or expanding the amounts available for commercial credit transactions. We believe that, considering the current regulation, we have enough assets to operate without significant constraints from reserve and lending requirements. As of December 31, 2023, 2022 and 2021, compulsory deposits represented, 4.41%, 6.16% and 6.55% of our total assets, respectively. As of December 31, 2023, our capital adequacy ratio was 23.0%, significantly above the minimum requirements of 10.5%. We have historically been able to maintain our capital adequacy ratio above the minimum threshold by acquiring funds through equity offerings.
International Expansion
Our operations are currently concentrated in Brazil, but we have been conducting an international expansion since 2022. The first step of this process was our complete acquisition of Inter&Co Payments, Inc (formerly Usend), in January 2022. Inter&Co Payments is a licensed Money Service Business offering foreign exchange and international remittance services, as well as other financial products through an e-wallet solution we have named “Global Account”.

In 2022, we also incorporated Inter&Co Securities LLC, a fully licensed Broker Dealer, handling brokerage services for Inter customers wishing to invest in the American stock exchanges. Ou investment platform is powered by a partnership with Apex Clearing Corporation, which enables investors to access the NYSE and NASDAQ and trade from within our Financial Super App. Additionally, we partnered with Pershing Clearing to provide to our Wealth Management Clients a full array of investment options.
In January, 2023, we acquired YellowFi Mortgage LLC, now Inter US Finance, a company that owns, manages and operates a mortgage lending and origination business in the state of Colorado, Florida and Georgia, and YellowFi Management LLC, now Inter US Management, a company that manages and operates the Inter Mortgage Opportunity Fund, a residential mortgage notes investment fund that holds residential mortgage loans throughout the United States.
In January 2024, we announced our sponsorship of the Orlando City and Orlando Pride soccer teams, through a deal in which we rebranded their stadium Inter&Co Stadium and became the first Latin-America-based brand to own the naming rights to a U.S. sports stadium. This is part of our efforts to create an American identity and connect with the Florida community, where we have based our U.S. operations.
In April 2024, we became licensed to operate a Cayman Branch. The Banco Inter Cayman Branch is a strategic project that will allow us to amplify our capability of offering products and solutions in different currencies (other than Brazilian reais) and access new sources of funding. Through our Cayman Branch, we have already started offering two new international fixed-interest investment products: time deposits and certificates of deposits.
We also expect to make investments to expand internationally the Inter Loop Program and Inter Shop to offer to our existing and new clients abroad, rewards and purchase options. See “Item 3. Key Information ―D. Risk Factors—Risks Relating to our Business—We may be unable to identify, complete, integrate or obtain the benefits of past and future acquisitions.”
Material Accounting Policies
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
•Inter Shop. This segment includes sales of goods and/or services with partner companies through our digital platform. The commission income comprises basically commissions received for sales and/or for the rendering of these services.
Revenue by Segment
The table below shows the revenues of our reportable segments for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023		2022		2021
Revenue	(in millions of R$, except percentages)
Banking & Spending	4,339.0	91.3%	3,227.6	88.8%	2,062.4	93.0%
Investments	157.3	3.3%	125.2	3.5%	95.8	4.3%
Insurance Brokerage	173.2	3.6%	130.5	3.7%	57.1	2.6%
Inter Shop	254.6	5.4%	367.3	10.3%	183.8	8.3%
Total reportable segments	4,924.1	103.6%	3,850.6	106.3%	2,399.1	108.2%
Others	8.5	0.2%	108.6	3.0%	68.5	3.1%
Eliminations(1)	(180.0)	(3.8)%	(396.5)	(9.3)%	(245.8)	(11.2)%
Total	4,752.6	100%	3,562.7	100%	2,221.8	100%

(1)    Eliminations reflect the amounts intragroup. For more information, see note 5 to the Audited Financial Statements.
Composition of Revenues
The following table sets forth a breakdown of the composition of our revenue for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023		2022		2021
	(in millions of R$, except percentages)
Interest income(1)	4,549.8	141.7%	2,802.7	113.0%	1,435.4	88.2%
Interest expenses	(2,887.5)	(89.9)%	(1,972.9)	(79.6)%	(543.2)	(33.4)%
Income from securities and derivatives(3)	1,545.8	48.1%	1,505.6	60.7%	698.3	42.9%
Net interest income and income from securities and derivatives	3,208.1	99.9%	2,335.4	94.2%	1,590.5	97.7%
Net revenue from services and commissions(2)	1,304.4	40.6%	968.0	39.0%	542.6	33.3%
Expenses from services and commissions	(135.6)	(4.2)%	(129.2)	(5.2)%	(100.3)	(6.2)%
Other revenues	375.7	11.7%	388.5	15.7%	190.0	11.7%
Revenues	4,752.6	148.0%	3,562.7	143.7%	2,222.8	136.6%

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
Income Statement
The table below sets forth our consolidated income statement for the years ended December 31, 2023 and 2022 and also the consolidated income statement table for the years ended December 31, 2022 and 2021.

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

	For the Year Ended December 31,
	2023	2022	Variation
	(R$ million)
Interest income	4,549.8	2,802.7	62.3%
Interest expense	(2,887.6)	(1,972.9)	46.4%
Income from securities and derivatives	1,545.8	1,505.6	2.7%
Net interest income and income from securities and derivatives	3,208.1	2,335.4	37.4%

Net revenues from services and commissions	1,304.4	968.0	34.8%
Expenses from services and commissions	(135.6)	(129.2)	4.9%
Other revenues	375.7	388.5	(3.3)%
Revenues	4,752.6	3,562.7	33.4%

Impairment losses on financial assets	(1,541.6)	(1,083.2)	42.3%
Administrative expenses	(1,461.3)	(1,494.5)	(2.2)%
Personnel expenses	(790.7)	(733.6)	7.8%
Tax expenses	(326.6)	(248.6)	31.4%
Depreciation and amortization	(160.4)	(164.0)	(2.2)%
Income from equity interests in associates	(32.0)	(17.4)	84.1%
Profit / (loss) before income tax	439.9	(178.6)	(346.2)%

Income tax	(87.6)	164.5	(153.2)%

Profit / (loss) for the year	352.3	(14.1)	(2598.3)%
Net interest income and income from securities and derivatives
Net interest income and income from securities and derivatives increased 37.4% to R$3,208.0 million in 2023 from R$2,335.4 million in 2022, primarily as a result of the following factors:
•Interest income: Interest income increased 62.3% to R$4,549.8 million in 2023, from R$ 2,802.7million in 2022, mainly due to the growth in our credit card and personal credit portfolios, which increased by 37.7% and 30.3% respectively, comparing the portfolios as of December 31, 2023 and 2022.
•Interest expense: Interest expense increased 46.4% to R$ 2,887.6 million in 2023 from R$1,972.9 million in 2022, primarily due to the increase in the balance of time deposits, which in turn was driven by growth of our number of clients. Time deposits increased to R$28,158.4 million as of December 31, 2023 from R$10,517.0 million as of December 31, 2022.
•Interest from securities and derivatives: Income from securities and derivatives increased 2.7% to R$1,545.8 million in 2023 from R$ 1,505.6 million in 2022, primarily due to the increase in Brazilian government securities that we hold, reflecting the interest rates they are indexed, partly offset by our losses in connection with derivative instruments, which we acquired to mitigate risks relating to our foreign-exchange-rate exposures and mismatch of interest rates on asset positions and funding rates.
Net revenues from services and commissions
Net revenues from services and commissions increased 34.8% to R$1,304.4 million in 2023 compared to R$968.0 million in 2022, mainly due to the increase in card interchange fees (amounts we receive in connection with the use of credit and debit cards we issued). This increase in card interchange fees was driven by the 67.8% growth in the number of active clients as of December 31, 2023 compared to December 31, 2022.

Expenses from services and commissions
Expenses on services and commissions increased 5.0% to R$135.6 million in 2023 from R$129.2 million in 2022, mainly due to the fess we are required to pay form maintaining our ATM services. Costs relating to ATM services include fees payable due to withdrawals made by our clients, which increased due to the numbers of clients and costs related to keeping the ATMs stocked with withdrawable cash.
Other revenues
Other revenues decreased 3.3% to R$375.6 million in 2023 from R$388.5 million in 2022. The chart below sets forth our other revenues by category for the years ended December 31, 2023 and 2022:

	For the year ended December 31,
	2023	2022
	(R$ million)
Performance fees	135.2	150.4
Others	89.3	54.9
Revenue foreign exchange	88.7	99.8
Capital gains	41.8	66.4
Revenue from sale of goods	20.6	17.0
Total	375.6	388.5
•The decrease in other revenues was driven primarily by: (i) the R$24.6 million decrease in capital gains due to the lower result from the sale of collateral in 2023 in connection with defaulted loans we provided and (ii) R$15.2 million decrease in performance fees, which consists substantially of performance bonuses due as certain established goals provided in our commercial agreement with Mastercard.
Impairment losses on financial assets
Impairment losses on financial assets increased 42.3% to R$1,541.6 million in 2023, from R$1,083.2 million in 2022, primarily as a result of: (i) the growth of our loan portfolio by 31.2%, when comparing our portfolio as of December 31, 2023 and December 31, 2022, including a 31.9% growth of our credit card portfolio, which is unsecured and, as a result, has a higher expected credit loss and (ii) the overall increase in defaults across our credit portfolio which we believe is related to an increase in defaults observed generally in the Brazilian financial market in response to higher interest rates prevailing in the Brazilian market (including the SELIC rate), which resulted from the challenging domestic and global macroeconomic environments.
This increase was partly offset by our efforts to apply a more rigorous approach in our credit risk management when providing new loans. These efforts include our focus on offering collateralized personal loans and the results of this particular initiative is reflected in the decrease in the proportion of our net charge-offs relating to personal credit to 17.9% in 2023 from 38.9% in 2022.

Administrative expenses
Administrative expenses decreased 2.2% to R$1,461.3 million in 2023 from R$1,494.5 million in 2022. The chart below sets forth our administrative expenses by category for the years ended December 31, 2023 and 2022:

	For the year ended December 31,
	2023	2022
	(R$ million)
Data processing and information technology	(779.5)	(696.1)
Third party services	(214.9)	(142.2)
Others	(183.8)	(256.1)
Advertisement and marketing	(93.5)	(137.9)
Rent, condominium fee and property maintenance	(62.9)	(60.5)
Financial system services	(54.3)	(144.1)
Provisions for contingencies	(38.6)	(25.9)
Insurance expenses	(25.6)	(15.9)
Portability expenses	(8.3)	(15.8)
Total	(1,461.4)	(1,494.5)
The decrease in our administrative expenses were primarily due to:
•The R$89.8 million decrease in financial system services was primarily due to the reduced fees we paid in connection with brokerage and exchange services as a result of renegotiation in 2023, and.
•The R$72.3 million and R$44.3 million decrease in others and advertising and marketing, respectively resulted from our cost cutting measures implemented throughout 2023.
The decrease in our administrative expenses was partly offset by:
•The R$83.4 million increase of data processing and information services, which was primarily due to the greater volumes of stored data and transactions, resulting of the increase in customers and related transaction volume.
•The R$72.7 million increase in third party services, which resulted from our increased demand for services from consultancy, auditing, advocacy and fraud prevention in connection with the expansion of our operations in 2023.
Personnel expenses
Personnel expenses increased 7.8% to R$790.7 million in 2023 from R$ 733.6 million in 2022, mainly due to the increase in bonus and profit-sharing payments to executives and to employees as a result of higher profits in 2023.
Tax Expenses
Tax expenses increased 31.4% to R$326.6 million in 2023 from R$248.6 million in 2022, mainly due to the increase in our revenues resulting in higher ICMS, PIS and COFINS expenses in 2023.
Profit (loss) before income tax
As a result of the foregoing, profit (loss) before tax increased to a profit R$439.8 million in 2023, compared to a loss of R$ 178.6 million in 2022.
Income tax
Income tax was an expense of R$87.6 million in 2023 compared to a benefit of R$164.5 million in 2022. This increase in income tax expense occurred primarily as our results before taxes were a profit in 2023 compared to a loss in 2022.

Profit (Loss) for the year
As a result of the foregoing, profit for the year was R$352.3 million in 2023 from a loss for R$14.1 million in 2022.
Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

	For the Year Ended December 31,
	2022	2021	Variation
	(R$ million)
Interest income	2,802.7	1,435.4	95.3%
Interest expense	(1,972.9)	(543.2)	263.2%
Income from securities and derivatives	1,505.6	697.3	115.9%
Net interest income and income from securities and derivatives	2,335.4	1,589.5	46.9%

Net revenues from services and commissions	968.0	542.7	78.4%
Expenses from services and commissions	(129.2)	(100.3)	28.8%
Other revenues	388.5	190.0	104.5%
Revenues	3,562.7	2,221.9	60.3%

Impairment losses on financial assets	(1,083.2)	(595.6)	81.9%
Administrative expenses	(1,494.5)	(1,164.2)	28.4%
Personnel expenses	(733.6)	(443.3)	65.5%
Tax expenses	(248.6)	(146.8)	69.3%
Depreciation and amortization	(164.0)	(94.3)	73.9%
Income from equity interests in associates	(17.4)	(8.8)	97.7%
Loss before income tax	(178.6)	(231.1)	(22.7)%

Income tax	164.5	176.0	(6.5)%

Loss for the year	(14.1)	(55.1)	(74.4)%
Net interest income and income from securities and derivatives
Net interest income and income from securities and derivatives increased 46.9% to R$2,335.4 million in 2022 from R$1,589.5 million in 2021, primarily as a result of the following factors:
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
•Interest expense: Interest expense increased 263.2% to R$1,972.9 million in 2022 from R$543.2 million in 2021, primarily due to the increase in time deposits, which in turn was driven by growth of our client base compared to the prior period, as well as the increase in interest paid to clients, which was triggered by the growth of the basic interest rate (SELIC), rising from an average of 12.63% per year in 2022 compared to average of 4.81% per year in 2021.
•Interest from securities and derivatives: Income from securities and derivatives increased 115.9% to R$1,505.6 million in 2022 from R$697.3 million in 2021, primarily due to the increase in Brazilian government securities that we hold, reflecting the interest rates they are indexed. In 2022, we recorded gains on derivative financial instruments when compared to losses recorded in 2021.

Net revenues from services and commissions
Net revenues from services and commissions increased 78.4% to R$968.0 million in 2022 compared to R$542.7 million in 2021, primarily as a result of the increase in card interchange fees (amounts received in connection with the use of our credit and debit cards by our clients) which increase was driven by the growth of 42.6% of our number active clients as of December 31, 2022 compared to December 31, 2021.
Expenses from services and commissions
Expenses from services and commissions: Expenses on services and commissions increased 28.8% to R$129.2 million in 2022 from R$100.3 million in 2021, mainly due to the fees we are required to pay for maintaining our ATM services. Costs relating to ATM services include fees payable due to withdrawals made by our clients, which increased due to the increase in the number of clients and costs related to keeping the ATMs stocked with withdrawable cash.
Other revenues
Other revenues increased 104.4% to R$388.5 million in 2022 from R$190.1 million in 2021. The chart below sets forth our other revenues by category for the years ended December 31, 2022 and 2021:

	For the year ended December 31,
	2022	2021
	(R$ million)
Performance fees	150.4	102.9
Others	66.4	33.2
Revenue foreign exchange	99.8	24.7
Capital gains	54.9	29.3
Revenue from sale of goods	17.0	—
Total	388.5	190.1
The R$ 47.5 million increase in performance revenues, which consists substantially of the result of the agreements with Mastercard, B3, Liberty and Sompo, which agreements offer performance bonuses as the established goals are met.
The R$ 75.1 million increase in foreign exchange revenues, which resulted from the growth of foreign exchange transactions in connection with the increase of dollar transactions mainly from our USD-denominated accounts.
Impairment losses on financial assets
Impairment losses on financial assets increased 81.9% to R$1,083.2 million in 2022, from R$595.6 million in 2021. This sharp rise can be attributed to two major factors: firstly, the expansion of our loan portfolio by 31.8%, with highlight to a 45.2% growth of the credit card portfolio, an unsecured book, with higher excepted credit loss; and secondly, the uptick in defaults across the Brazilian financial market in response to consecutive interest rate hikes, which were prompted by the challenging domestic and global macroeconomic environment. As a result, we anticipated greater losses from financial assets, necessitating a more rigorous approach to credit risk management and a more cautious stance towards new credit grants. Despite these challenges, we remain fully committed to maintaining our financial strength and managing our credit risk effectively, in order to ensure the long-term health and sustainability of our business.
The increase is also be explained due by the growth of the volume of credit we extended with the expansion of our client base and the increase in customer delinquency resulting from adverse economic conditions in Brazil.

Administrative expenses

	For the year ended December 31,
	2022	2021
	(R$ million)
Data processing and information technology	(696.1)	(513.4)
Others	(256.1)	(244.1)
Financial system services	(144.1)	(94.7)
Third party services	(142.2)	(85.1)
Advertisement and marketing	(137.9)	(145.3)
Rent, condominium fee and property maintenance	(60.5)	(33.2)
Provisions for contingencies	(25.9)	(19.0)
Portability expenses	(15.8)	(25.5)
Insurance expenses	(15.9)	(3.8)
Total	(1,494.5)	(1,164.1)
The increase in our administrative expenses were primarily due to:
• R$182.7 million increase in data processing and information technology to R$696.1 million in 2022 from R$513.4 million in 2021, which resulted from the increase in stored data and the volume of transactions, which is a result of the increase in our number of customers and the growth of the TPV Card.
•    R$49.4 million increase in financial system services to R$144.1 million in 2022 from R$94.7 million in 2021, which resulted from an increase in expenses with fees, brokerages and exchange rate, affected by the expansion of our services and USD-denominated accounts.
•    R$57.1 million increase in third party services to R$142.2 million in 2022 from R$85.1 million in 2021, which resulted from an increase in fees for consultancy, auditing, advocacy and fraud prevention affected by our expansion in the period.
Personnel expenses
Personnel expenses increased 65.5% to R$733.6 million in 2022 from R$ 443.3 million in 2021, mainly due to the increase in benefits due to the share-based payment, R$ 94.9 million in 2022 compared to R$ 3.1 million in 2021, in the context of the acquisition of Inter&Co Payments by Inter, it was established that part of the payment to key executives of said company would be made through cash.
Tax Expenses
Tax expenses increased R$101.8 million to R$ 248.6 million in 2022 from R$146.8 million in 2021, which resulted from increased Brazilian taxes payable over our revenues (PIS/COFINS, Brazilian tax due on revenues and ISS, Brazilian value-added tax due on services).
Loss before income tax
We reported a loss before income taxes of R$178.6 million in 2022, compared to a loss before income taxes of R$231.1 million in 2021, primarily due to the expansion in our activities and the related increase in our costs to generate and support this growth.

Income tax
Income tax benefit decreased 6.5% to a benefit of R$164.5 million in 2022 from a benefit of R$176.0 million in 2021. The main variation between 2022 and 2021 comes from the lower amount of temporary differences arisen from provisions with impairment due to the increase in the amounts of loans and advances to customers carried out in 2022. For more information about the reconciliation of our current and deferred income tax and social contribution, see Note 34 to our Audited Financial Statements.
Loss for the year
As a result of the foregoing, loss for the year decreased 74.4%, to a loss of R$14.1 million in 2022 from a loss of R$55.1 million in 2021.
Capital Expenditure
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
We intend to pursue the following investments over the coming years:
•Inter Shop: Our Inter Shop aggregates non-financial products and services such as shopping, parking, cell phone recharging and gift cards. We expect to invest in new and existing products, including in technology, integrations, features and new partnership projects, as well as back-office, user experience (or UX) and user interface (or UI) improvements.
•Customer Service and Financial Super App UX: We continuously seek ways to improve our channels to better serve clients. In 2024, we intend to continue improving our contact with our clients and our Financial Super App UX, with improvements in the onboarding of new clients, and personalization of the app, among others.
•Launch of new products and services: We continuously develop and launch new products and services from all business verticals in our platform, increasing the value proposition to our clients.
•Internationalization: We intend to expand the offer our products and services, such as Inter Shop, our investment platform, insurance brokerage and digital bank account through our Global Account, outside of Brazil, more specifically in the United States.
In addition to the projects mentioned above, we have planned investments in data security, collection process, operational risk platform and internal controls, process automation, system integrations, and system improvements.
Investments in the development of our new products and services is an integral part of the daily routine of all of our business departments working together with our product, business development, data governance and technology teams. We invested an aggregate R$ 183 million throughout 2023 in the above-mentioned initiatives.
B.    Liquidity and Capital Resources
Financial institutions operating in Brazil are subject to periodic measuring of their capital and capital standards based on their risk-weighted asset ratio. The parameters of this methodology are similar to international parameters used to measure minimum capital requirements under the Basel Accords. CMN mandated the calculation by financial institutions of Reference Equity on a consolidated basis and established a minimum Reference Equity required for risk-weighted assets, or RWA.
As of December 31, 2023, Banco Inter’s capital adequacy ratio was 23%, a decrease of 1.1 percentage points compared to December 31, 2022. This variation was mainly due to the growth of our loan portfolio.

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
The table below sets forth Banco Inter’s Reference Equity and Banco Inter’s Capital Adequacy Ratio (as defined below) as of December 31, 2023, 2022 and 2021:

	December 31,			Variation
	2023	2022	2021	2023 x 2022	2022 x 2021
Reference Equity(1) (R$ million)	6,138.2	5,913.3	7,955.2	3.8%	(25.7)%
Capital Adequacy Ratio(2)(3)	23.0%	24.1%	44.3%	1.1p.p	20.2p.p.

(1)     Reference Equity (or regulatory capital) is the amount of capital available taken into consideration for purposes of determining the operating limits of Brazilian financial and other institutions duly authorized to operate by the Central Bank and is comprised by the sum of two tiers: Tier I and Tier II Tier I is comprised of equity plus the balance of certain reserves, income and hybrid capital and debt instruments authorized by the Central Bank. Tier II, in turn, is comprised of revaluation reserves, reserves for contingencies, earnings reserves related to undistributed mandatory dividends, preferred shares with cumulative dividends, certain subordinated debt and hybrid instruments and unrealized earnings related to adjustments to the market value of available-for-sale securities.
(2)    Risk-Weighted Assets represents Banco Inter’s assets weighted according to risk pursuant to the methodology defined under the Central Bank regulations, in line with the Basel III framework.
(3)    Capital Adequacy Ratio is calculated as Reference Equity divided by Risk-Weighted Assets.
Sources of Funds
As of December 31, 2023, we had R$4.4 billion in cash and cash equivalents. We believe that our current available cash and cash equivalents and the expected cash flows from our operating activities will be sufficient to meet our working capital requirements, capital expenditures and our business plan in the ordinary course of business for at least the next 12 months.
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
    Savings deposits: Saving deposits are a special category of demand deposits subject to a special regulatory regime. Pursuant to the applicable regulation, earnings on saving deposits are determined based on variation of the SELIC rate.
    Bank Certificates of Deposit: A bank certificate of deposit is a promise to pay the deposit amount plus an agreed-upon inflation adjustment and interest.

•Securities Issued:
    LCIs (Letra de Crédito Imobiliário): Fixed-income securities backed by real estate loans and collateralized by a conditional sale or property mortgage. Real estate bills of credit confer upon their holder a credit right against the issuer at par value, plus interest and, if applicable, any agreed-upon inflation adjustment. An LCI may benefit from an additional guarantee of a financial institution and can be collateralized by one or more real estate credits.
    LCAs (Letra de Crédito do Agronegócio): Registered bills of credit that are freely traded and represent a promise of payment in cash and that are exclusively issued by public or private financial institutions and secured by agribusiness credit rights.
    Financial Bills: Registered credit instruments, transferable and freely traded, exclusively issued by financial institutions and other institutions authorized to operate by the Central Bank.
•LIGs (Letras Imobiliárias Garantidas): a fixed income security issued by banks and similar financial institutions, as well as credit, financing and investment associations, mortgage companies and savings and loan associations.. LIGs are secured by real estate assets.
•Borrowings and Onlendings: Refer to the onlending of real estate financing from Caixa Econômica Federal and Tesouro Funcafé as described in note 21 to our Audited Financial Statements.
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
As of December 31, 2023, our current financials assets were R$ 23.7 billion of which more than R$ 18.1 billion is considered as Ativos Líquidos de Alta Qualidade (or High Quality Liquid Assets, a category of assets defined pursuant to Central Bank regulation that are expected to remain liquid in markets during periods of stress and to remain easily and immediately convertible into cash with low or without losses). In terms of funding concentration, our top 10 clients represent less than 2.1% of our total credit portfolio, indicating a diversified funding basis.

Indebtedness
As of the date of this annual report, we are not a borrower under any individually material loan or financing agreements. We have previously held time deposits with special collateral provided by the FGC. As of December 31, 2023, 2022 and 2021, we held no such time deposits. We do not hold time deposits, as we have opted to obtain funds mainly through demand deposits from our broad and less expensive client base.
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
Limitations on Uses of Funding
Our use of funding to originate further loans and invest in other financial assets is contingent on maintaining a capital adequacy ratio, above the regulatory minimum threshold of 10.5% (our Capital Adequacy Ratio was 23.0% as of December 31, 2023). Pursuant to the Basel III guidelines, the capital adequacy ratio is calculated by dividing our Reference Equity (the sum of Tier I and Tier II capital) by Risk-Weighted Assets. Tier I consists of Primary Capital less prudential adjustments (deductions that may compromise the financial institution’s ability to withstand losses of Principal Capital) and Supplementary Capital (hybrid debt and equity instruments that meet promulgated requirements under the applicable CMN regulation. However, in order to improve the quality of the capital of financial institutions, Basel III restricts, for the purposes of the breakdown of Primary Capital, the inclusion of financial instruments that do not demonstrate an effective capacity for the absorption of losses and requires a reduction of assets that, in certain circumstances, could affect the amount of the financial institution’s capital as a result of the low liquidity of its instruments, dependence on future earnings or difficulty in measuring amounts. Tier II, in turn, is comprised of revaluation reserves, reserves for contingencies, earnings reserves related to undistributed mandatory dividends, preferred shares with cumulative dividends, certain subordinated debt and hybrid instruments and unrealized earnings related to adjustments to the market value of available-for-sale securities. Risk-Weighted Assets represents Banco Inter’s assets weighted according to risk pursuant to the methodology defined under the Central Bank regulations, in line with the Basel III framework.
We are also subject to certain restrictions on risk concentration. As of December 31, 2023, the limit for our use of financing obtained through loans in connection with any individual or group of individuals acting individually or upon mutual interest was approximately R$ 1.5 billion (equivalent to 25% of our reference equity of R$ 6.138 billion). We are further subject to certain regulatory requirements related to compulsory deposits and reserves. For more information on such restrictions, see “Regulatory Matters—Regulations affecting liquidity in the Brazilian financial market.”
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
Some selected innovation initiatives are listed as follows:
•Development, Security and Operations (DevSecOps): integration and automation processes of essential steps for the systems which support the quality and stability of our Financial Super App, from conception to release, aiming at security, reliability, usability and better client experience.
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
The following table presents the names, ages and positions of the members of our board of directors.

Name	Age	Position
Rubens Menin Teixeira de Souza	68	Chairman
Maria Fernanda Nazareth Menin Teixeira de Souza Maia	45	Member
José Felipe Diniz	62	Member
Leonardo Guimarães Corrêa	65	Member
Luiz Antônio Nogueira de França	61	Independent Member
André Guilherme Cazzaniga Maciel	42	Independent Member
Antônio Kandir	70	Independent Member
Claudia Farkouh Prado	60	Independent Member
Todd Chapman	61	Independent Member
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
Leonardo Guimarães Corrêa is a member of the Board of Directors of Inter&Co. Leonardo served at MRV Engenharia as Chief Financial and Investor Relations Officer from 2006 to 2019. He is currently MRV’s Board of Directors Vice Chairman, also, a Board of Directors member of LOG C. P. S.A., of RESIA/AHS DEVELOPMENT LLC and of NOVUS MIDIA S. A.. Throughout his career, Leonardo was also a founding partner at Perfin Administração de Recursos, between 2003 and 2006, and a partner at then Banco Pactual, from 2000 to 2003. Previously, he worked for JP Morgan for 10 years, his last position being Treasurer for Brazil, and for 8 years at Lloyds Bank as Treasury Manager. He holds a degree in Economics from the Federal University of Minas Gerais – UFMG (1980) and a postgraduate degree in Finance from FGV (1986)
Luiz Antônio Nogueira de França. Mr. de França holds a degree in Civil Engineering from Mackenzie Presbyterian University of São Paulo in 1985. Between 2006 and 2015, he served as a mortgage loan officer at Banco Itaú Unibanco S.A., where he was also responsible for back office operations, products, treasury, and wholesale distribution and retail between 2012 and 2015. Mr. de França is currently president of the Brazilian Association of Real Estate Developers (Associação Brasileira de Incorporadoras Imobiliárias), chairman of the board of Renac and a partner at França Participações. Mr. de França was a member of Tecnisa’s board of directors between 2015 and 2017. From 2007 to 2011, Mr. de França was the director of FEBRABAN, president of ABECIP and a board member of the CNF. Additionally, he was chairman of the board of directors of Companhia Brasileira de Securitização, a financial services company.
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
Claudia Farkouh Prado is currently an independent director at B3 S.A. – Brasil, Bolsa, Balcão, where she is also the coordinator of the Governance and Nomination Committee, a member of the People and Remuneration Committee and the Sustainability Committee. She is also an independent member of the Board of Directors of the Social Responsibility Institute of the Hospital Sírio Libanês. Previously, Cláudia was a member of the Board of Directors, President of Latin America and coordinator of the Global Finance Committee and the Global Diversity Committee of Baker McKenzie Global Law Firm, as well as a member of the Advisory Board of TrustWomen (Thompson Reuters Foundation). She was a managing associate at Trench Rossi Watanabe Advogados, where she acted as the Latin American coordinator of M&A and private equity practice groups and as a specialized M&A lawyer in Brazil and the United States. In the third sector, she was a member of the Fiscal Council of the Sírio-Libanês Social Responsibility Institute and is currently a member of the Governance Council of B3 Social.

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
Board Diversity Matrix

Board Diversity Matrix for Inter&Co As of the date of this Form 20-F
Country of Principal Executives Offices	Brazil
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	10
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	7	#	#
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0
Executive Officers
We have a centralized management team led by João Vitor N. Menin T. de Souza, our CEO, with broad experience in the financial services industry. The table below presents the names, age and position of our executive officers.

Name	Age	Position
João Vitor N. Menin T. de Souza	41	Chief Executive Officer
Santiago Horacio Stel	44	Senior Vice President of Finance and Risks (CFO)
Alexandre Riccio de Oliveira	42	Senior Vice President of Retail Banking
Helena Lopes Caldeira	36	Chief Strategy and Financial Planning Officer
Priscila Salles Vianna de Paula	35	Chief Customer Officer
Guilherme Ximenes de Almeida	42	Chief Technology Officer
Ray Tarick Pereira Chalub	37	Chief Operations Officer
Ana Luiza Vieira Franco Forattini	47	Chief Governance and Compliance Officer

The following is a brief summary of the business experience of our executive officers.
João Vitor Nazareth Menin Teixeira de Souza is the CEO of Inter&Co and Banco Inter. João Vitor has extensive experience in the financial and capital markets and has been at the forefront of the group’s main projects over the last fifteen years. He joined Banco Inter in 2004, was a member of the Board of Directors between 2005 and 2019, Executive Officer since 2008 and Chief Executive Officer since 2015. He holds a degree in Civil Engineering.
Santiago Horacio Stel is Senior Vice President of Finance and Risks (CFO) at Inter&Co. Santiago joined Inter&Co as Chief Strategy and Investor Relations Officer in 2022. Previously, Santiago worked for 10 years at Morgan Stanley, in the New York office of the Investment Banking division, advising financial institutions in Latin America on M&As, debt and equity transactions in the capital market, including the IPO of Banco Inter. In addition, he worked at Barclays Capital (2011 to 2012) and Itaú (2004 to 2009). He holds a degree in Economics from the University of Buenos Aires (2005), and an MBA from Duke University (2011).
Alexandre Riccio de Oliveira is Senior Vice President of Retail Banking at Inter&Co and Vice President of Banking at Banco Inter. Alexandre joined Banco Inter in 2013, as Development Superintendent, having been elected Officer of the Bank in April 2015, Executive Officer of Operations and Management in December 2015 and Vice President in September 2017. In 2020 he was elected Executive Director of Febraban. Before joining Grupo Inter, he served as Consultant at The Boston Consulting Group – BCG (2011 to 2013), Operations Manager at Gerdau Ameristeel (2006 to 2010), Consultant at Falconi (2004 to 2006) and had experience as an entrepreneur in the sports food sector. He holds a degree in Civil Engineering from the Federal University of Minas Gerais – UFMG (2003), and an MBA from the Kellogg School of Management, Northwestern University – USA (2012).
Helena Lopes Caldeira is Chief Strategy and Financial Planning Officer at Inter&Co and Executive Officer of Finance at Banco Inter. Helena joined Banco Inter in 2016 as Business Development Manager, having been appointed Investor Relations and Financial Planning Superintendent in December 2017, Investor Relations Director in September 2019 and Financial and Investor Relations Director in June 2020. Before joining Banco Inter, Helena served as Fixed Income Portfolio Manager at Araújo Fontes (2009 to 2013) and New Business Advisor at Ferreira Lopes Group (2014). She holds a degree in Economics from IBMEC (2009), an MBA from the London Business School (2016) and holds the ANBIMA Managers Certification (CGA).
Priscila Salles Vianna de Paula is Chief Customer Officer at Inter&Co and Chief Customer and Retail Officer at Banco Inter. Priscila has over 10 years of experience in marketing, branding, digital strategies and customer relations. She joined Banco Inter in 2011 in the Marketing area and since 2016 has been responsible for the Marketing, Digital Sales and Customer Experience areas. In 2019, she became Marketing and CRM officer, encompassing Banco Inter’s Marketplace area. She holds a degree in Social Communication from PUC Minas (2010), is specialist in Marketing from IBMEC MG (2012), and holds a postgraduate degree in Business Management, also from IBMEC MG (2015).
Guilherme Ximenes de Almeida is the Chief Technology Officer at Inter&Co and Banco Inter. He joined Banco Inter in 2015 as a technology manager, responsible for solutions for digital products, and became technology officer in 2017. He served as project coordinator and IT specialist at Gol Linhas Aéreas, from 2009 to 2012, and at Smiles S.A., from 2012 to 2015. Guilherme holds a degree in Electrical Engineering, a postgraduate degree in Financial Management and is currently enrolled in the Innovation and Entrepreneurship Certificate Program at Stanford University.
Ray Tarick Pereira Chalub is Chief Operations Officer (COO) at Inter & Co. He has joined the corporation in 2015 to collaborate on products and operations for Banking and Investments. Throughout his career at Inter, Mr. Chalub has been responsible for Accounts, Pix, Payments, Open Banking, Procurement, Credit Operations, and Investments Operations. In addition, he holds an Electronics and Telecommunication Engineering Degree (2008) from PUC-Minas, an MBA in Project Management (2012) from FGV, and a Master's Degree in Innovation (2014) from UNA.

Ana Luiza Vieira Franco Forattini is General Counsel and Chief Governance and Compliance Officer at Inter&Co and General Counsel and Chief Compliance and Ombudsman Officer at Banco Inter. Ana Luiza joined Banco Inter in October 2015, in the role of Legal and Institutional Relations and also took over the Administrative Superintendency in May 2016. In June 2017 she was appointed Legal, Ombudsman and Administrative Officer, being responsible for the human resources area of the Inter until 2019. In 2020, she took over as Compliance and Business and Products Legal Officer, also being responsible for Corporate Governance. Before joining the Inter group, she worked at Grupo Tarpon Investimentos, initially as a member of legal committees and corporate risk management committees of investees and, later, as Head of Legal at Ômega Energia (2012 to 2014), in the capital markets and M&A areas at Machado Meyer Advogados (2006 to 2012), in the capital markets and infrastructure areas at Cescon Barrieu Advogados (2002 to 2006), and as an international lawyer at Andrews Kurth law firm, in Houston – USA (2001-2002) . She holds a degree in Law from Faculdade de Direito Milton Campos (1999), and a Master of Laws (LL.M.) from the University of Houston, Texas – USA (2001), with a scholarship from the Fulbright Commission (2001).
The current business addresses for our executive officers is Av. Barbacena, 1,219, Santo Agostinho - Belo Horizonte, Minas Gerais, Brazil, ZIP Code 30190-131.
Family Relationships
Rubens Menin Teixeira de Souza, chairman of our board of directors, is the father of João Vitor Nazareth Menin Teixeira de Souza, our CEO, and Maria Fernanda Nazareth Menin Teixeira de Souza Maia, member of our board of directors. There are no other family relationships among our directors and officers named herein.
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

For the year ended December 31, 2023 the aggregate compensation expense for the members of the board of directors and executive officers of Inter&Co for services in all capacities was R$ 37.7 million, which includes both benefits paid in kind and compensation.
As of the date of this annual report and as a result of our holding company structure, Banco Inter pays all of our director and officer compensation expenses relating to directors and officers who are also directors and officers of Banco Inter. Inter & Co pays the director and officer compensation expenses relating to directors and officers who are not directors or officers of Banco Inter.
The highest annual compensation we paid to an individual director and officer of Inter & Co in 2023 was R$ 4,998 thousand and R$ 11,182 thousand respectively. The lowest annual compensation we paid to an individual director and officer of Inter & Co in 2023 was R$ 361.5 thousand and R$ 1,477 thousand respectively. The average annual compensation we paid to directors and officers of Inter & Co in 2022 was R$ 1,042 thousand and R$ 3,541 thousand respectively.
Approximately 39.47% (equivalent to R$ 11,182 thousand) of the aggregate annual compensation we paid to Inter & Co officers in 2023 was paid to an officer who is a relative of our controlling shareholder.
Approximately 75% (equivalent to R$ 7,069 thousand) of the aggregate annual compensation we paid to Inter & Co directors in 2023 was paid to non-independent directors.
The above compensation amounts paid to officers include their fixed compensation, benefits and annual bonus.
Employment Agreements
None of our executive officers have entered into employment agreements with us. None of our directors have entered into service agreements with us.
Long-Term Incentive Plan
We have implemented equity incentive plans for the benefit of its executives and employees, or LTIP, for the purpose of advancing the interests of our shareholders by enhancing our ability to motivate and reward eligible executives to perform at the highest level. The LTIP includes the 2022 Omnibus Incentive Plan approved by our shareholders on January 4, 2023, and certain other assumed legacy equity incentive plans, including Banco Inter’s former equity incentive plan, which we assumed and amended to provide for equity incentive awards with respect to our Class A common shares. The maximum number of Class A common shares available for issuance pursuant to equity incentive awards granted under the LTIP will not exceed 3.4% of our common shares outstanding as of the date of this annual report.
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
The LTIP is administered by our Compensation and People Committee.

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
Committees
Audit Committee
Our audit committee, which consists of André Guilherme Cazzaniga Maciel, Antônio Kandir and Luiz Antônio Nogueira de França assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The audit committee consists exclusively of members of our board of directors who are financially literate, and André Guilherme Cazzaniga Maciel is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that André Guilherme Cazzaniga Maciel, Antônio Kandir and Luiz Antônio Nogueira de França satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that complies with Nasdaq rules.
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
Compensation and People Committee
Our People and Compensation Committee, consists of Claudia Farkouh Prado, Maria Fernanda Menin Teixeira de Souza Maia, João Vitor Nazareth Menin Teixeira de Souza, Alexandre Riccio de Oliveira,ant the People and Culture Officer of Banco Inter S.A. This committee assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and officers. The Compensation and People Committee reviews the total compensation package for our executive officers and directors and recommends to the board of directors for determination the compensation of each of our directors and executive officers, and will periodically review and approve any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses and employee pension and benefits plans.
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
D.     Employees
Employees
The table below sets forth the number of employees by geographic region of Brazil and in other countries as of the dates indicated:

	As of December 31,
	2023	2022	2021
Southeast	2,939	3,613	3,492
South	67	97	93
Northeast	190	274	285
Midwest	34	40	27
North	5	6	0
Total (Brazil)	3,235	4,030	3,897
The table below sets forth the number of employees in other countries on the dates indicated:

	As of December 31,
	2023	2022	2021
United States	33	28	27
Canada	1	1	—
Portugal	—	3	2
Nepal	1	1	—
Total	35	32	29

The table below sets forth the number of our employees by activity as of the dates indicated:

	As of December 31,
	2023	2022	2021
Front Office	929	771	453
Back Office	2,341	3,300	1,674
Total	3,270	4,071	2,127
The table below sets forth the number of our outsourced employees by region of Brazil as of the dates indicated:

	As of December 31,
	2023	2022	2021
Southeast	1,139	1,407	1,387
South	69	67	352
Northeast	1,123	881	1,074
Midwest	—	—	1
Total	2,331	2,355	2,814
The table below sets forth the number of our outsourced employees by activity as of the dates indicated:

	As of December 31,
	2023	2022	2021
Customer Experience	1,918	1,825	2,551
Technology	129	132	113
Collection Services	233	361	101
Administrative Services	17	17	30
Marketplace	11	20	19
Human Resources	9	—	—
Comptroller	14	—	—
Total	2,331	2,355	2,814
The table below sets forth our employee turnover, calculated as the total number of dismissals and resignations divided by the total number of our direct employees, for the periods indicated:

	As of December 31,
	2023	2022	2021
Staff turnover ratio	43.7%	26.1%	2.4%
Between 2021 and 2023, our employee headcount decreased by 20.63% as a result of our cost-control initiatives.
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
In the three-year period ended December 31, 2023, we did not experience any work stoppages as a result of strikes and/or other employee demonstrations.

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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
As of the date of this annual report, Inter & Co’s authorized share capital is US$50,000 divided into 20,000,000,000 shares of par value of US$0.0000025 each, of which 321,802,293 have been issued and are outstanding as Class A Shares of par value of US$0.00001 each and 117,037,105 have been issued as Class B Shares of par value of US$0.00001 each.
The following table sets forth the principal holders of Inter & Co’s issued and outstanding share capital and their respective shareholding as of the date of this annual report.

	As of the date of this annual report
	Class A	%	Class B	%
Costellis International Limited(1)	—	0.00%	117,037,105	100.00%
Hottaire International Limited(2)	16,500,000	5.12%	—	0.00%
SBLA Holdings (Cayman) LP(3)	64,506,636	20.04%	—	0.00%
Squadra Investimentos e Gestao de Recursos Ltda(4)	29, 064,604	9.03%	—	0.00%
Directors and Officers	4,167, 344	1.29%	—	0.00%
Treasury shares	151,142	0.05%	—	0.00%
Others	207,563,709	64.47%	—	0.00%
Total	321,953,435	100.0%	117,037,105	100.0%

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
(4) Squadra Investimentos – Gestão de Recursos Ltda. is an investment manager of certain investment funds and managed accounts and, in such capacity, have the power to make decisions regarding the voting and disposition of our Class A common shares.

The following table sets forth the principal holders of Inter & Co’s of the date of this annual report:

	As of the date of this annual report
	% of Total Capital	% of Voting Capital
Costellis International Limited	26.66%	78.43%
Hottaire International Limited	3.76%	1.11%
SBLA Holdings (Cayman) LP	14.69%	4.32%
Squadra Investimentos – Gestão de Recursos Ltda	6.62%	1.95%
Directors and Officers	0.96%	0.0%
Treasury shares	0.03%	0%
Others	47.28%	14.19%
Total	100.00%	100.00%
B.    Related Party Transactions
Loans with related parties
Since the beginning of Banco Inter’s preceding, three financial years up to the date of this annual report, Banco Inter has provided loans to (a) enterprises that control or are controlled by Banco Inter; (b) associated entities; (c) individuals owning, directly or indirectly, an interest in the voting power of Banco Inter that gives them significant influence over the company, and close members of any such individual’s family; (d) members of Banco Inter’s board of directors, Banco Inter’s officers or any close family members of such individuals; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.
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
MRV Engenharia e Participação S/A is an interested party in certain loans made by Banco Inter to purchase trade receivables from suppliers of the related party, (drawn risk operations). These drawn risk operations were entered by Banco Inter in the ordinary course of business and in compliance with our related party transactions policy. As of December 31, 2023 the total amount outstanding of such transactions was R$451.4 million.
Conedi Participações LTDA is an interested party in certain loans made by Banco Inter to purchase trade receivables from suppliers of the related party, (drawn risk operations). These drawn risk operations were entered by Banco Inter in the ordinary course of business and in compliance with our related party transactions policy. As of December 31, 2023 the total amount outstanding of such transactions was R$99.9 million.

Granito Soluções em Pagamentos S.A, is an interested party in certain loans made by Banco Inter to purchase trade receivables from suppliers of the related party, (drawn risk operations). These drawn risk operations were entered by Banco Inter in the ordinary course of business and in compliance with our related party transactions policy. As of December 31, 2023 the total amount outstanding of such transactions was R$1,470.1 billion.
Banco Inter has issued certain securities to investors in Brazil. Some of these securities have been acquired by our related parties. The securities described above were issued in the ordinary course of business of Banco Inter and were made available to the related parties on substantially the same manner and terms, including interest rates and collateral, as those offered to other persons at the time for comparable transactions. For more information on the securities issued by Banco Inter to fund its operations, see "Item 5. Operating and Financial Review and Prospects―B. Liquidity and capital resources―Sources of Funds."
As of December 31, 2023, the amount outstanding of these securities held by Log Commercial Properties e Participações S.A. was R$39 thousand.
As of December 31, 2023, the amount outstanding of these securities held by Conedi Participações LTDA was R$1.0 million.
As of December 31, 2023, the amount outstanding of these securities held by Novus Midia S.A. was R$13.1 million.
As of December 31, 2023, the amount outstanding of these securities held by ONG Movimento Bem Maior was R$4.6 million.
Log Commercial Properties e Participações S.A., MRV Engenharia e Participação S/A, Conedi Participações LTDA and Novus Midia S.A. are controlled by our controlling shareholder. Our controlling shareholder is part of the key management personnel of ONG Movimento Bem Maior.
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
Legal and Administrative Proceedings
See “Item 4. Information on the Company ― B. Business Overview ― Legal and Administrative Proceedings.”
Dividends and Dividend Policy
We have not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders. We currently intend to retain most available funds and future earnings, if any, to fund the development and expansion of our business.
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
In April 2024, Inter&Co declared and paid cash dividends of US$ 0.03 per common share.
Inter & Co has not declared or paid any dividends to our shareholders since its incorporation in the Cayman Islands on January 26, 2021, except as described above.
Certain Brazilian Legal Requirements Related to Dividends
Our ability to pay dividends is subject to positive and distribute net results from our Brazilian subsidiaries. Our Brazilian subsidiaries are required to distribute a mandatory minimum dividend amount equivalent either to the minimum mandatory dividend established in the Brazilian Corporations Law, including in the form of interest on equity, in the case of subsidiaries incorporated as sociedades anônimas, or the minimal dividend distribution established in the contratos sociais, in the case of subsidiaries incorporated as sociedades limitadas, subject to certain limited exceptions. In addition, if, for any legal reasons due to new laws or bilateral agreements between countries, our Brazilian subsidiaries are unable to pay dividends to Cayman Islands companies, or if a Cayman Islands company becomes incapable of receiving them, we may not be able to make any dividend payments in the future.
Prior to our corporate reorganization transferring Banco Inter’s shareholder base from B3, Banco Inter paid R$38.1 million and R$10.4 million in dividends or interest on equity to our shareholders in 2022 and 2021 respectively. In 2023, Banco Inter distributed R$50.0 million in dividends. We used this dividend to manage our intra-group cash and such amounts were not distributed to Inter & Co shareholders. For more information on our corporate reorganization, see “Item 4. Information on the Company―A. History and Development of the Company―Inter&Co and the Corporate Reorganization.”
B.     Significant Changes
In 2024, we sold 36.8 million of our Class A common shares through a follow-on offering, raising approximately US$162 million in gross proceeds. The offering initially closed in January 2024 and the exercise of the over-allotment option closed in February 2024.

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
B.     Memorandum and Articles of Association
General
We were incorporated on January 26, 2021, as a Cayman Islands exempted company with limited liability with the Cayman Islands Registrar of Companies. Our corporate purposes are (i) the business of holding equity participation in other entities and any matters ancillary or incidental thereto; and (ii) any matters necessary for, or ancillary or incidental to, the administration of the Company from time to time.
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
As of December 31, 2023, Inter & Co’s authorized share capital was US$50,000 divided into 20,000,000,000 shares of par value of US$0.0000025 each, of which 284,765,936 as Class A Shares of par value of US$0.0000025 each and 117,037,105 have been issued as Class B Shares of par value of US$0.0000025 each were issued and outstanding. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”
In 2024, we sold 36.8 million of our Class A common shares through a follow-on offering. As of the date of this annual report, Inter&Co had a total of 321,953,435 Class A Shares and 117,037,105 Class B Shares issued and outstanding.

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
At our shareholders meeting held on April 26, 2024, our shareholders approved certain amendments to our memorandum and articles of association to allow our board of directors to set a record date up to 60 days (up from 40 days) prior to the date of the shareholders’ meeting, decreasing the minimal number of members of certain advisory committees that may be established by our Board of Directors, as well as certain other technical and conforming amendments. Pursuant to Cayman Islands law, this new version of the memorandum and articles of association will become effective after the approval of its filing with the Registrar of Companies. We expect such registration to become effective in the beginning of May 2024.
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
Treasury Stock
At the date of this annual report, we have 151,142 shares in treasury.
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
Record Dates
For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, our board of directors may set a record date which shall not exceed 40 days prior to the date where the determination will be made, or, upon the effectiveness of the memorandum and articles of association approved at the April 26, 2024 shareholders meeting, 60 days prior to the date where the determination will be made.
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
As a Cayman Islands exempted company, we are not obliged by the Companies Act to call annual general meetings; however, our Articles of Association provide that in each year Inter & Co will hold an annual general meeting of shareholders, within the first four months following the end of its fiscal year. For the annual general meeting of shareholders, the agenda shall be set by our board of directors and will include, among other things, the presentation of the annual accounts and the report of the directors (if any) and the aggregate compensation to be paid to its directors and officers will be subject to shareholder approval at our annual shareholders meeting.
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
Dividends and Capitalization of Profits
We have not adopted a dividend policy with respect to payments of any future dividend. Our Board has decided that it is not necessary to adopt a dividend policy because all of the dividend rules are set out in our Articles of Association and the the Companies Act. Subject to the Companies Act, our shareholders may, by ordinary resolution (requiring the affirmative vote of a simple majority of those shareholders attending and voting in person or by proxy at a quorate general meeting), declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. Our Board of Directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to us. Except as otherwise provided by the rights attached to shares and our Articles of Association, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); in each case other than: (1) any other share class with preference over Class A common shares and Class B common shares eventually created, and (2) the partial payment of dividends to shares that are not fully paid up (as to par value).
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
So long as the controlling shareholder has the ability to determine the outcome of most matters submitted to a vote of shareholders, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the appointment of directors. As a result, the fact that we have two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell Class A common shares at a premium over prevailing market prices and make it more difficult to replace our directors and management.
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

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies, in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved if a shareholder scheme, by shareholders representing three-fourths in value of each class of shareholders with whom the arrangement is to be made and, if a creditor scheme, by a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of creditors, in each case may be, that are present and voting either in person or by proxy at a meeting, or meetings summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:
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
If you are a U.S. Holder, dividends paid in a currency other than U.S. dollars generally will be includible in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day you actually or constructively receive the dividends. Any gain or loss on a subsequent sale, conversion or other disposition of such non-U.S. currency by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States.
Subject to certain exceptions for short-term holding periods, the U.S. dollar amount of dividends received by an individual with respect to the shares will be subject to taxation at a preferential rate if the dividends give rise to “qualified dividend income.” Dividends paid on the shares will give rise to qualified dividend income if:
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

Our Class A common shares are listed on Nasdaq, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our Audited Financial Statements, our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not believe that we were treated as a PFIC for U.S. federal income tax purposes with respect to our 2023 and 2022 taxable years and we do not anticipate becoming a PFIC for our current taxable year or in the reasonably foreseeable future. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.
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

Based on our Audited Financial Statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not believe that we were a PFIC in 2023 or 2022 and we do not anticipate that we will be treated as a PFIC for the current taxable year or in the reasonably foreseeable future. However, the determination whether we are a PFIC must be made annually after the close of each taxable year and based on the facts and circumstances at that time, such as the valuation of our assets, including goodwill and other intangible assets, which may depend on the value of our Class A common shares and BDRs at the time and can be expected to vary over time. In addition, although we consider ourselves to be actively engaged in an active business, certain of our income may be treated as passive income, unless it is eligible for the Active Banking Exception, and related assets may be considered passive assets unless the Active Banking Exception applies. We believe that the Active Banking Exception, as interpreted by Treasury regulations, including the Proposed Regulations, should apply to treat such income and related assets as active, but such treatment is not certain. Moreover, while the Proposed Regulations permit taxpayers to rely on them, it is possible that the U.S. Department of the Treasury, or Treasury Department, will not follow the approach of the Proposed Regulations when issuing final regulations, in which case the Active Banking Exception might not apply to our income or related assets and it is possible that we could be treated as a PFIC. Accordingly, there can be no assurance that Inter & Co or Banco Inter will not be treated as a PFIC for any taxable year.
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
If a non-U.S. corporation is a PFIC for any taxable year during which a U.S. Holder holds its shares, the non-U.S. corporation will continue to be treated as a PFIC with respect to such U.S. Holder’s investment for all succeeding years even if we cease to meet the threshold requirements for PFIC status, unless (i) the non-U.S. corporation ceases to be a PFIC and (ii) the U.S. Holder makes a special “purging” election under the PFIC rules.
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
Backup Withholding and Information Reporting
Dividends paid on, and proceeds from the sale or other disposition of, the Class A common shares to holder that is a United States person (as defined in the Code) generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless such holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption.
A holder that is not a United States person may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a holder will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.
Foreign Account Tax Compliance Act
Under sections 1471 through 1474 of the Code, Treasury regulations promulgated thereunder, intergovernmental agreements entered into between the United States and other countries and implementing laws in respect of the foregoing (often referred to as the “Foreign Account Tax Compliance Act” or “FATCA”), investors in our Class A common shares may be required to provide substantial information regarding their identities as well as those of their direct and indirect owners and this information may be reported to the IRS or other relevant tax authorities. In addition, it is possible that “passthru payments,” as defined under FATCA, on our Class A common shares may be subject to a withholding tax of 30%. Treasury regulations implementing this rule have not yet been adopted or proposed and the IRS has indicated that any such Treasury regulations would not be effective for payments made prior to two years after the date on which final Treasury regulations on this issue are published. Holders of our Class A common shares should consult their own tax advisors to obtain a more detailed explanation of FATCA and to learn how FATCA might affect each holder in its particular circumstances.

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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Information relating to quantitative and qualitative disclosures about these market risks is described below and in note 6 to our Audited Financial Statements. For additional information on our value-at-risk and sensitivity analysis, see note 6(f) and 6(h) of our Audited Financial Statements.
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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
A.    Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended, or the Exchange Act), were not effective as of December 31, 2023, due to the material weaknesses discussed below.
These material weaknesses did not result in a material misstatement in our consolidated financial statements as of and for the year ended December 31, 2023.

B.    Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide significant assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.
Our management, with participation of the chief executive officer and chief financial officer, under the oversight of our board of directors, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013), or COSO 2013. Based on this assessment, management believes that, as of December 31, 2023, our internal control over financial reporting was not effective based on those criteria due to the material weaknesses described below.

In line with the auditors' report of our independent registered public accounting firm that expressed an adverse opinion, our management has identified material weaknesses related to the control environment, risk assessment, information and communication, and monitoring of internal control over financial reporting, which resulted in ineffective general information technology controls, manual process-level controls, and controls over the accuracy and completeness of information used in controls. We expect to address these material weaknesses through the remediation plan discussed below.
As discussed below, we plan to adopt measures that will improve our internal control over financial reporting, but we cannot assure you that our efforts will be effective. Considering the material weaknesses described below, management performed additional analysis and other procedures to ensure that our consolidated financial statements were prepared in accordance with IFRS. Accordingly, management believes that the consolidated financial statements present, in all material respects, our financial position, results of operations, and cash flows as of and for the periods presented, in accordance with IFRS.
Remediation Plan for Material Weaknesses in Internal Control over Financial Reporting
In 2024, we are working to remediate the material weaknesses identified above. We expect to remediate these material weaknesses during 2024 and 2025.
Our management has been developing a remediation plan that includes (i) additional training over internal controls, (ii) revision of our risk assessment process with support of an external consultancy - Big 4 company, (iii) improvements in our processes and controls relating to GITC’s, (iv) implementation of measures to continuously monitor the effectiveness of our internal control over financial reporting, involving multiple governance levels, (v) improvements in Internal Audit department, including the hiring a Chief Internal Auditor with high level background, (vi) hiring new senior professionals. As we continue to evaluate and implement our plan to remediate these material weaknesses, management may decide to take additional measures or modify the remediation steps described above.
The material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period and management concludes, through testing, that these controls are operating effectively.
C.    Attestation Report of the Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors and Management
Inter & Co, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Inter & Co, Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effects of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated income statements and consolidated statements of comprehensive income, cash flows, and changes in equity for each of the years in the three-year period then ended, and the related notes (collectively, the consolidated financial statements), and our report dated April 30, 2024 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses have been identified and included in management’s assessment related to the control environment, risk assessment, information and communication, and monitoring of internal control over financial reporting, which resulted in ineffective general information technology controls, manual process-level controls, and controls over the accuracy and completeness of information used in controls. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG Auditores Independentes Ltda.

Belo Horizonte, MG, Brazil
April 30, 2024

D.    Changes in Internal Control Over Financial Reporting

In the year ended December 31, 2023, we have implemented changes to improve our internal control environment as part of the remediation plan for the material weaknesses identified as of December 31, 2022.

We have implemented measures to review manual journal entries, seeking to automate, where possible and practical, the entry posting process and improving the segregation of duties in connection therewith, as well as implementing other controls in connection with related party transactions, identification of significant disclosures, and provisions for credit losses. We expect to implement additional changes in our control environment in 2024 and 2025, as we implement our remediation plan discussed in Item 15B above.
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
ITEM 16B. CODE OF ETHICS
We have adopted a Code of Conduct and Ethics applicable to its board of directors, officers, employees, shareholders, suppliers, business partners and service providers, which covers a broad range of matters, including the handling of conflicts of interest, donations and sponsorship, privacy and information security, prevention of money laundering, prevention of fraud, bribery and corruption, gifts and gratuities and other corporate guidelines, such as insider trading and equal opportunity and non-discrimination standards. All our employees and officers have to read and accept the terms of our Code when they start their employment or are elected, as applicable. We also inform each of our employees of any changes to our Code of Conduct and Ethics. With the purpose of having all of our employees be familiar with our Code, we provide training sessions, related to the topics covered by the Code, for our employees every 12 months and have them take a test which requires them to get 70% of the questions correct in order to pass.
In 2023, we have not granted any waiver, including implicit waiver, from a provision of our Code of Conduct and Ethics to any of our directors or executive officers.
Our whistleblower channel is open both to the general public and our employees and is operated by a third-party service provider. We use an independent provider because we value the anonymity of whistleblowers and we do not tolerate any discrimination or retaliation against them.
All of the reports received through our whistleblower channel are reviewed and investigated by our compliance department. The investigation seeks to ascertain what has happened, while protecting the identity both of the whistleblower and the people involved in any alleged unethical conduct. Once finished, investigation reports are shared with Inter’s Ethics Committee. Whenever necessary, according to the particularities of each case, Compliance can involve the Ethics Committee to assess the matter and recommend whether penalties or other actions should be applied.
In 2023, we have not received tips regarding corruption on our whistleblower channel.

Inter’s Compliance Program was established by means of a set of guidelines and initiatives supported by the pillars of prevention, detection, and response, of any inappropriate or unethical actions, harmful acts, or non-compliance with laws, regulations, and internal rules, which may damage the assets, reputation, and/or image of the company, its investors, clients, and other stakeholders. The first pillar, “prevent”, assists in the training of the personnel involved in the company and in the resolution in advance of possible risks to our Code of Conduct and Ethics by utilizing the compliance risk assessments, Code of Conduct, compliance policies and communication and training systems. Further, the “detect” pillar is guided by three integrated systems of third-party due diligence, monitoring, testing and ethics channel, that actively searches for possible inadequacies. Finally, we have the “respond” pillar, where through reports, non-compliance management and internal investigations we can respond and resolve the problems with efficiency. In each one of those pillars, we have activities, that needs to be fulfilled to achieve the completeness of those principles. To summarize it, we have the following mandala:
The initiatives in each of the program’s pillars are endorsed and supported by senior management and the constant strengthening of the culture of integrity.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2023 and 2022. Our independent registered public accounting firm was KPMG Auditores Independentes Ltda for the years ended December 31, 2023 and 2022.

	2023	2022
	(R$ thousand)	(R$ thousand)
Audit fees	5,484.5	2,724.5
Audit-related fees	125.0	50.0
Tax fees	58.0	—
Total	5,667.5	2,774.5
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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER
We paid part of the purchase price of the Inter & Co Payments, Inc acquisition using our Class A common shares and granted the former Inter & Co Payments,Inc shareholders put options to sell such Class A common shares back to us subject to the terms and conditions set forth in the Inter & Co Payments, Inc acquisition documents. In March 2023, the former Inter & Co Payments, Inc shareholders exercised part of their put options and, in connection with such exercise, we acquired 160,875 Class A Common Shares for an average price of average price of US$19.65 per share (equivalent to R$102.54 per share based on the selling exchange rate of R$5.2177 in effect as of December 31, 2022 as published by the Central Bank). Additionally, in January 2024, the former Inter & Co Payments, Inc shareholders exercised another part of their put options and, in connection with such exercise, we acquired 160,875 Class A Common Shares for an average price of US$20.51 per share (equivalent to R$101.28 per share based on the selling exchange rate of R$4.9381 in effect as of December 31, 2023 as published by the Central Bank).
Except as described above, neither we nor any of our affiliated purchasers have made any repurchase of our Class A common shares in 2023.
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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16K. CYBERSECURITY
Risk Management and Strategy
We maintain a comprehensive process for assessing, identifying and managing cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, intellectual property theft, violation of privacy laws and other litigation and legal risk, as part of our Enterprise Risk Management processes.
Our cybersecurity program includes development, implementation and improvement of policies and procedures in order to:
•To protect the information and systems against unauthorized access, modification, destruction or disclosure.
•To ensure the continuity of the information processing essential to the business.
•To comply with the laws and rules governing intellectual property aspects and those regulating our activities and target market.
•To set the information security and cyber security mechanisms and controls while weighing risk, technology and cost factors.
Our cybersecurity program is supported by international frameworks such as CIS Critical Security Controls and NIST that help us guide our initiatives in disciplines such as: : (a) environment segregation (Firewall, Segmentation and Network Protection); (b) information backup; (c) information security culture awareness and dissemination and periodic evaluation; (d) inventory and asset management, software and hardware asset; (e) vulnerability management; (i) Cyber security threat monitoring; (j)external remote access control; (k) security incident management, including criteria to assess the incident relevance: security testing scenarios and protection for cloud computing environments; (l) protection against malicious software and advanced threats: information classification based on relevance; (m) Disposal, retention and destruction of physical or digital data; (n) clean desk; (o) prevention against leakage of sensitive and business-critical information; (p) encryption; (q) secure authentication and code quality and security control; (r) incident response.
In order to improve the maturity of our cybersecurity program, we develop policies, training programs and implement some of the best solutions in the market to protect and monitor our environment. We are constantly advised by know consultancy firms that support our improvement roadmap.
We comply with the CMN's cybersecurity rules applicable to financial institutions. These rules include certain cyber risk management and cloud outsourcing requirements relating to the design and adaptation of our cybersecurity internal controls and requirements for the location of data processing activities outside Brazil, as well as designing action plans to prevent and respond to cybersecurity incidents.
Our incident response plan coordinates the activities we take to prepare for, detect, respond to and recover from cybersecurity incidents, which include processes to triage, assess severity for, escalate, contain, investigate and remediate the incident, as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damage.
Our cybersecurity team regularly tests our controls through penetration testing, vulnerability scanning and attack simulation. Our program further includes review and assessment by external, independent third-parties, that help identify areas for continued focus and improvement.

We believe that the security culture is a relevant aspect, so we provide mandatory annual security awareness education and training for all employees and consultants, conduct monthly internal “phishing” testing and training for “clickers,” requires mandatory security training for all new hires during their first two weeks of employment and publishes periodic cybersecurity newsletters to highlight any emerging or urgent security threats.
Our cybersecurity program extends to the oversight of our third-party service providers, which oversight includes conducting a pre-hiring due diligence relating to the third-party’s cybersecurity and privacy practices, contractual provisions requiring notification of cybersecurity-related incidents that may impact us, and cybersecurity-related audit requirements. We are, however, subject to risks relating to the cybersecurity of our third-party service providers. See “Item 3. Key Information―D. Risk Factors―Failure to protect against risks related to cybersecurity may adversely impact our operations and result in loss of revenue, incurrence of material expenses and expose us to material liabilities.” and “Item 3. Key Information―D. Risk Factors ―Interruptions or failures in our technology systems or any lack of integration or redundancy of these systems may materially adversely affect us.”
In 2023, Banco Inter became a member of the Board of Advisors for the PCI Security Standards Council and renewed its security certification issued by PCI-DSS. Also in 2023, Bureau Veritas renewed our marketplace (Inter Shop) certification on privacy management and personal data protection systems.
Governance
The cybersecurity management processes described above are managed by the Chief Security Officer of Banco Inter (our main operating subsidiary) and our Chief Technology Officer. The Chief Security Officer reports to our Chief Technology Officer and to the Risk Committee (established at Banco Inter level).
Our Board of Directors and the Risk Committee have specific oversight responsibilities with respect to cybersecurity and privacy risks. Our Board of Directors is primarily responsible for oversight of all of our risk management practices and tasked with understanding the issues and risks that are central to our success, including cybersecurity matters, and establishing general guidelines to be further detailed and implemented by advisory committees and our Cyber and Information Security team.
The Risk Committee directly designs and oversees the implementation of our policies, procedures relating to information security, cybersecurity, privacy and data protection. The Risk Committee also coordinates with our Audit Committee to design and oversee our guidelines and policies with respect to risk assessment and risk management in general. In this context, our Audit Committee would be informed of a material cybersecurity incident that could have a potential impact on our financial statements.
Our Board of Directors and the Risk Committee have specific oversight responsibilities with respect to cybersecurity and privacy risks. Our Board of Directors is primarily responsible for oversight of all of our risk management practices and tasked with understanding the issues and risks that are central to our success, including cybersecurity matters, and establishing general guidelines to be further detailed and implemented by advisory committees and our Cyber and Information Security team.
As a technology company entrusted with the safeguarding of sensitive information (including personal information), cybersecurity risk management is an integral part of our overall enterprise risk management program. We believe maintaining our robust information security program and investments is crucial to protect us from cybersecurity threats.

Board of Directors
Our Board of Directors is committed to mitigating data privacy and cybersecurity risks and recognizes the importance of these issues as part of our risk management framework. While the Board of Directors maintains ultimate responsibility for the oversight of our data privacy and cybersecurity program and risks, it has delegated certain responsibilities to the Risk Committee. This committee-level focus on data privacy and cybersecurity allows the Board to further enhance its understanding of these issues. Our Audit Committee also assists our Board of Directors in its oversight of our data privacy and cybersecurity needs by staying apprised of our data privacy and information security programs, strategy, policies, standards, architecture, processes and material risks and overseeing responses to security and data incidents. Our Board of Directors and Risk Committee’s principal role is one of oversight, recognizing that management is responsible for the design, implementation and maintenance of an effective program for protecting against and mitigating data privacy and cybersecurity risks.
Our Board of Directors, our Audit Committee and the Risk Committee receive updates, on material data privacy and security risks, including any material incidents, relevant industry developments, threat vectors and material risks identified in periodic penetration tests or vulnerability scans, as applicable according to our policies. The updates also include material legal and legislative developments concerning data privacy and security, our approach to complying with applicable law and material engagement with regulators concerning data privacy and cybersecurity. Members of the Board of Directors stay apprised of the rapidly evolving cyber threat landscape and provide guidance to management as appropriate in order to address the effectiveness of our overall data privacy and cybersecurity program.
In addition, our Board of Directors annually reviews and approves our cybersecurity risk management processes.
Management
The cybersecurity management processes described above are managed by the Chief Security Officer of Banco Inter under the supervision of our Chief Technology Officer. As part of this management, the Chief Security Officer and our Chief Technology Officer, in consultation with the Risk Committee, establish and oversee the programs, policies, processes and controls we have implemented across our group to ensure compliance with worldwide laws and regulations while also managing our relevant engagements with regulators, policymakers and key stakeholders.
Our Chief Technology Officer and the Chief Security Officer have daily access to information regarding our main cyber-related events, including attempted breaches and reports from third-party service providers. The Cyber and Information Security team has weekly meetings with the Chief Security Officer to report the main developments of the week. Any material issues are timely escalated to the Risk Management Committee, our Chief Technology Officer, our Audit Committee and our Board of Directors, as applicable.
Additionally, our Chief Technology Officer and the Chief Security Officer work in tandem with the following personnel from Banco Inter in managing our cybersecurity risk and policies:
•Chief Risk Officer (CRO), who, in consultation with our Board of Directors, develops and oversees the programs, policies and controls we have implemented across the organization to reduce and prevent logical and physical risks, including information security and cyber risks to our people, intellectual property, data and tangible property;
•Chief Data & Analytics Officer, who oversees our efforts to maintain an ethical, responsible enterprise data program that adheres to our high standards for data quality, curation and governance while minimizing data risks; and
•Data Protection Officer, who reports to the Chief Privacy and Data Responsibility Officer and ensures that we continue to adhere to the GDPR and local privacy requirements, including by handling privacy requests from individuals and regulators.

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
National Council of Private Insurance - CNSP
CNSP is the body responsible for establishing guidelines and standards for private insurance policies. It is chaired by the Minister of Treasury, by the Superintendent of SUSEP, and is comprised of representatives from the Ministry of Welfare and Social Security and Welfare, the Central Bank and CVM.

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
National Institute of Social Security - INSS
Autarchy linked to the Ministry of Welfare and Social Security, responsible for recognizing the rights of insured persons under the General Social Security Regime - RGPS. The National Institute of Social Security is responsible for regulating the payment of retirement, death pension, sickness benefit, accident benefit, among other benefits, including payroll-deductible credit to retirees and pensioners.
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
Regulation of Securities Brokerage Firms
Securities trading in stock exchange markets shall be carried out exclusively by DTVMs (such as Inter DTVM Ltda.), CTVMs and certain other authorized institutions. DTVMs, or securities distributors (distribuidoras de títulos e valores mobiliários) and CTVMS, or securities brokers (corretoras de títulos e valores mobiliários) are regulated by CMN. With Central Bank and CVM’s joint decision, which authorized securities distributors to operate directly in the environments and trading systems of organized stock exchange markets, the main difference between securities brokers and securities distributors was extinguished, and such institutions are today allowed to virtually perform the same type of activities.
In this regard, CMN allows securities distributors and security brokers to carry out, among others, the following activities: (1) trading in stock exchanges; (2) managing investment portfolios; (3) providing custody services; and also (4) issue electronic currency.
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

The current regulations issued by the Central Bank, (1) limit the activities developed by each type of payment institution, providing a more narrow definition of each activity; (2) establish the main criteria and procedures for obtaining prior approval from the Central Bank for the establishment and operation of payment institutions and payment arrangements (including volume criteria, in some cases), as well as for the cancellation of an authorization, change of control, and corporate restructuring; (3) establish the conditions for holding management positions and the minimum capital requirements for the payment institutions; (4) regulate payment accounts, requiring that payment institutions identify the account holders and the form of allocating the funds deposited (aiming to preserve the amount and liquidity of the e-money balances maintained in the accounts); (5) regulate the provision of payment services to those that fall under the category of SPB payment arrangements, and established the criteria according to which a particular payment arrangement would not be part of the SPB; and (6) establish rules regarding risk management, minimum capital requirements and the governance of payment institutions.
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
The instant payment, system allows for the electronic transfer of funds in which the transmission of the availability of funds to the recipient user occurs in real time and whose service is available 24 hours a day, seven days a week and every day in the year. Transfers take place directly from the paying user’s account to the receiving user’s account, without the need for intermediaries, which leads to lower transaction costs.
The PIX has been in full operation since November, 2020.
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
•Financial institutions must also submit for approval by the Central Bank the admission of a shareholder/quotaholder with a qualified equity interest, in the financial institution (as defined under the applicable regulation);
;
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
•A Brazilian financial institution can only carry out credit operations with certain related parties subject to certain limits and conditions provided for in the applicable regulation;
•The management of third-party assets must be segregated from other activities and comply with CVM regulations;
•The total amount of funds invested in a financial institution’s permanent assets cannot exceed 50% of its adjusted shareholder equity determined pursuant to the applicable regulation;
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
Segmentation of Brazilian Financial Institutions
CMN establishes five segments for financial institutions and other institutions authorized to operate by Central Bank for the purpose of proportional application of prudential regulation. The financial institutions are classified according to their exposure as a percentage of Brazilian GDP and international activity in one of the following Segments:
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
•Segment 4 – consisting of institutions with an exposure of less than 0.1% of Brazilian GDP; and
•Segment 5 – consisting of institutions with a size of less than 0.1% of Brazilian GDP, which are not multiple banks, commercial banks, investment banks, foreign exchange banks, saving banks or development agencies, and which use an optional simplified methodology for calculating the minimum reference equity requirement.
Restrictions on granting credit
Credit transactions involving related parties are subject to certain requirements set forth under the applicable law and regulations.
Brazilian financial institutions may generally only carry out credit transactions with related parties (as the concept is defined under the applicable regulation) subject to the compliance with certain requirements including that such credit transactions are carried out under market conditions and that the total amount of direct or indirect transactions with related parties may not exceed a certain percentage of the net equity adjusted pursuant the applicable regulation.
Fixed-Income Securities
Fixed-income securities are registered in the SELIC, in accordance with the provisions of CMN and the Central Bank regulation, which establishes the characteristics of maturity and profitability of the wide variety of government bonds.
Derivatives
We enter into derivative contracts to hedge our positions against price fluctuations on transactions with clients, or structural mismatches between our assets and liabilities. The derivatives market is regulated by CMN and Central Bank.
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
In 2002, the Central Bank introduced legislation requiring that fund managers mark to market their fixed-income securities and record the results of the securities fund portfolio at market value.
The CVM regulates investment funds and the professional activities related to securities portfolio management. The CVM defines securities portfolio management as the carrying out of professional activities related, either directly or indirectly, to the operation, maintenance and management of a portfolio of securities, including the investment of funds in the securities market on behalf of the investor.
The asset management industry is also self-regulated by ANBIMA, which approves supplementary rules and policies, mainly with regard to marketing and publicity.

Regulation of deposit accounts and credit facilities for individuals
Demand Deposit Accounts
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
The applicable regulation in question provides for specific rules regarding the content of the deposit account service contract and requires financial institutions, through the procedures and technologies used in opening, maintaining and closing deposit accounts, to ensure (i) the integrity, authenticity and confidentiality of the information and electronic documents used; and (ii) protection against unauthorized access, use, alteration, reproduction and destruction of electronic information and documents.
Real Estate Credit
The mortgage lending operations that we carry out in Brazil are regulated by Law No. 9,514, of November 20, 1997, which established the Real Estate Financing System (“SFI”), and helped stimulate the securitization of the real estate loan market in Brazil by addressing the deficiencies and limitations of the Clearance Financial System (“SFH”), created by Law No. 4,380, of August 21, 1964, as amended. In addition, other specific rules regulate the mortgage lending sector, which establishes certain criteria for granting mortgage financing and contracting mortgage financing by financial institutions and other institutions authorized to operate by the Central Bank.
Financing contracts in general
In general, financing contracts in Brazil are subject to the legislation applicable to any commercial transaction. Our financing contracts may also be subject to the Brazilian the consumer protection statute (Código de Defesa do Consumidor).
Payroll-deductible loans
With respect to payroll-deductible loans, we provide credit in accordance with specific laws and regulations, which (i) governs the granting of payroll-discount loans to employees under the Consolidated Labor Laws; (ii) regulates loans to federal civil servants; (iii) regulates the granting of loans to INSS retirees and pensioners.
INSS publish regulations relating to the rules governing payroll loans in order to ensure that controls over such loans are more effective as well as to combat fraud and commercial harassment by banks and financial institutions of retirees and pensioners.
This regulations prohibits financial institutions from engaging in the active marketing or making any commercial offer or proposal that attempts to convince social security beneficiaries to obtain a personal loan or credit card that are repaid through deductions in their social security benefits within 180 of the granting of such benefits. As a result of this measure, banks and financial institutions may not offer payroll loans until after the termination of this 180-day period.
This regulation also prohibits the contracting of payroll loans for a period of 90 days after the granting of social security benefits and that the prohibition may be lifted after the 90-day period at the election of the retiree, pensioner, or his or her legal representative.

Assignment of credit to third parties
CMN published rules governing (i) the assignment of credits to third parties and authorizes financial institutions and leasing companies to assign credits resulting from loans, financing and leasing operations to entities that are not members of the National Financial System; and (ii) the conditions for the assignment of credits to exclusive purpose corporations and to real estate credit securitization companies.
Regulations designed to ensure the soundness of the financial system
Restrictions on risk concentration
Brazilian legislation prohibits financial institutions from concentrating risk in a single entity or group of related entities. In particular, Brazilian legislation prohibits a financial institution from granting credit to any entity or group of related entities that, in the aggregate, is greater than or equal to 25% of Tier I of the financial institution’s reference equity. This limitation applies to any operation involving the granting of credit, including: (1) loans and advances; (2) guarantees; and (3) subscription, purchase and renegotiation of securities, subject to the certain exceptions set forth in the applicable regulation. Financial institutions are also limited in the total amount of the concentrated exposures to the maximum percentage of 600% of the Tier 1 of its reference equity (concentrated exposure is defined as the total exposure towards a client in an amount equal to or higher than 10% of the Tier 1 of the institution’s reference equity).
Regulation of the Integrated Risk Management structure
Financial institutions and certain other institutions regulated by the Central Bank are also subject to rules that require the implementation of structures and policies, relating to the structuring of a risk management and capital management framework. The required risk management framework includes:
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

Internal controls and internal audit
Brazilian financial institutions are required to establish internal policies and procedures to control: (1) their activities; (2) their financial, operational and management information systems; and (3) compliance with applicable legislation and regulations. The executive boards of financial institutions are responsible for the implementation and development of an internal control structure through the establishment of control objectives and procedures at all levels of the institution, as well as for systematically verifying the adoption and compliance with the established internal procedures. These internal controls, irrespective of the size of the financial institution, should be effective and consistent with the nature, complexity and operating risks of the financial institution.
The internal control systems must be continuous and effective, defining control activities for all levels of business and for all risks to which the institution is exposed; integrate the routine activities of the relevant areas of the institution; and be periodically reviewed and updated.
Brazilian financial institutions must also implement and maintain internal audit activities that are compatible with their nature, size, complexity, structure, risk profile and business model. The activities should also meet the conditions necessary to independently and autonomously assess the quality and efficiency of the institution’s internal controls and processes, and risk management and corporate governance systems.
Compliance policy
Brazilian financial institutions and other institutions must implement and maintain a compliance policy that is compatible with the institution’s nature, size, complexity, structure, risk profile and business model. The policy should ensure the effective management of the financial institution’s risk in a way that is integrated with the other risks incurred by the institution. Among other things, the compliance policy should define: the objective of compliance and the scope of compliance at the institution; establish the position of the compliance department within the organizational structure; specify the allocation of a sufficient number of properly trained personnel, with the experience necessary to work in compliance; and establish a clear division of responsibilities for the individuals involved in compliance in order to avoid any potential conflicts of interest. The compliance policy should be approved by the board of directors.
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
As a result of the audit work, the independent auditor should prepare the following reports: (1) audit report, issuing an opinion on the financial statements and the accompanying notes, including in relation to compliance with the financial regulations issued by the CMN and by the Central Bank; (2) an assessment report regarding the quality and adequacy of the internal control systems, including in relation to the electronic data processing and risk management systems, highlighting any weaknesses identified; and (3) a report of non-compliance with legal and regulatory provisions, regarding those that have or may have a significant impact on the audited financial institution’s financial statements or operations.

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
Audit committee
According to the CMN, certain financial institutions are required to establish an internal audit committee.
This audit committee should be comprised of at least three members. Audit committee members of financial institutions may hold office for a maximum term of five years, although 1/3 of the committee members may have their office terms renewed for five more years. Former audit committee members may only be re-appointed after a period of three years has expired since they last held office. The number of members, appointment and removal criteria should be expressly stated in the institution’s bylaws or articles of association, whereas duties, compensation criteria and term of office should be stated in the institution’s internal rules. At least one member should have qualifying knowledgeable in the areas of accounting and auditing.
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
Recording and classification of sales or transfer of assets
CMN regulates the manner in which sales and transfers of assets are recorded, classified and disclosed in a financial institution’s accounting records. The accounting treatment for such transfers and sales are based upon the substantial transfer of risk criteria and, secondarily, transfer of control criteria.
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
Basel III
The Basel III framework complements and amends Basel II and addresses:
•the methodology for calculating regulatory capital; and
•the methodology for calculating the capital maintenance requirement, adopting minimum requirements of regulatory capital; calculating Tier I Capital and Core Capital and the introduction of Additional Core Capital.
Pursuant to the Basel III guidelines, the capital adequacy ratio is calculated as the sum of Tier I and Tier II capital, Tier I being comprised of Primary Capital (less Prudential Adjustments) and Supplementary Capital (hybrid debt and equity instruments that meet the requirements set forth under CMN rules. Basel III restricts, for purposes of the breakdown of Primary Capital, the inclusion of financial instruments that do not demonstrate an effective capacity for the absorption of losses and requires a reduction of assets that, in certain circumstances, could affect the amount of the financial institution’s capital as a result of the low liquidity of its instruments, dependence on future earnings or difficulty in measuring amounts.
In accordance with the Basel III standards, the Central Bank also established Additional Core Capital, which is equivalent to the sum of the Core Capital Conservation Buffer, the Core Capital Counter Cyclical Buffer and the Systemically Importance Capital Buffer. The Central Bank regulations also establish the minimum requirements and calculation methods for each of these components of Additional Core Capital.

Basel III rules also provide for the implementation of a leverage ratio calculated by dividing the Tier I capital by a bank’s total exposure. In addition, at the start of 2015, the Central Bank issued new regulations governing the calculation and reporting of the leverage ratio of Brazilian financial institutions, in accordance with Basel III rules, and which came into effect in October 2015.
Credit Guarantee Fund (FGC)
The purpose of the FGC is to ensure the payment of amounts deposited in financial institutions in case of intervention, liquidation, bankruptcy or insolvency, as well as to contribute to the stability of the National Financial System and to the prevention of systemic bank crises. The FGC is financed, among others, by ordinary contributions granted by financial institutions in the amount of 0.01% of the total amount related to certain financial instruments, even if the respective credits are not actually covered by the ordinary guarantee.
Credit under the following instruments is guaranteed by the FGC up to a maximum of R$0.25 million per client against the same financial institution or all financial institutions within the same financial conglomerate. The credits represented by the following financial instruments are subject to the ordinary guarantee provided by the FGC: demand deposits, savings deposits, term deposits, deposits held in blocked accounts for check transactions (for the recording and control of resources related to providing payment services for wages, income, or retirement), bills of exchange, real estate notes, mortgage notes, real estate credit notes, agribusiness credit note and repurchase and resale agreements. In addition, since 2017, the total amount of such credits of each creditor against all of the associated financial institutions is subject to a global limit of R$1.0 million for each consecutive four-year period.
Credits of financial institutions and other institutions authorized to operate by the Central Bank, private pension entities, insurance companies, special savings companies, investment clubs and investment funds or financial instruments held by such entities are not afforded the protections offered under the FGC’s ordinary guarantee.
Subject to the criteria, limits, diversification requirements and terms and conditions established by its board of directors, the FGC can invest up to 50% of its net equity in (1) the acquisition of credit rights in financial institutions and leasing companies; (2) fixed interest rate assets issued by associated institutions, so long as they are based on credit rights that are or will be constituted with amounts of the respective applications; and (3) credit-linked transactions. All assets pursuant to such transactions are transferrable.
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
The Central Bank regulated Law No. 9,613/1998 and sets out the specific procedures for identifying clients, suppliers, employees and partners; registration of transactions; monitoring and communications to COAF; doing business with politically exposed individuals; relationship with financial institutions and correspondents abroad; employee training; and appointment of an officer responsible for implementing and complying with measures related to preventing and combating money laundering.
The Central Bank also requires that its regulated institutions must keep a record of all operations carried out, products and services contracted, including withdrawals, deposits, contributions, payments, receipts and transfer of funds, and such record must contain certain minimum information at least the following information about each operation: (i) type; (ii) value, when applicable; (iii) date of execution; (iv) name and registration number with the taxpayer identification number (CPF or CNPJ) of the holder and the beneficiary of the operation, in the case of a person resident or headquartered in Brazil; and (v) channel used, and additional information, for cases involving (a) individuals or legal entities located abroad without a mandatory taxpayer identification number (CPF or CNPJ), and (b) operations carried out in cash at an individual value greater than R$2,000. In the case of transactions related to payments, receipts and transfers of funds, by any means, institutions must include in the records mentioned above the information necessary to identify the origin and destination of the funds.

Brazilian financial institutions must develop and implement (locally and in their respective branches and subsidiaries abroad) internal policies and control systems that: (i) identify the responsibilities for the compliance with the obligations set forth thereunder; (ii) define the procedures relating to the evaluation and previous analysis of new products and services, as well as the adoption of new technologies, in light of the risk of money laundering and financing terrorism; (iii) adopt an internal risk assessment procedure and evaluate the effectiveness of procedures adopted; (iv) verify compliance with the policy, procedures and controls, as well as identify and correct any identified deficiencies; (v) promote the organizational culture of prevention of money laundering and terrorism financing, encompassing employees, commercial partners and service providers; (vi) select and engage employees and service providers, taking into consideration the risk of money laundering and terrorism financing; and (vii) promote employee capacitation about prevention of money laundering and terrorism financing, including the employees of correspondents of the financial institution in Brazil.
In addition, such internal policies and control systems shall encompass measures to enable financial institutions to (i) confirm the client identifications; (ii) identify ultimate beneficiaries of transactions; and (iii) identify politically exposed persons (as defined under the applicable regulation).
The Central Bank also establishes procedures for compliance with sanctions imposed by United Nations Security Council resolutions, including the unavailability of assets of natural and legal persons and entities, and the national designation of persons investigated or accused of terrorism, their financing or related acts. Institutions must monitor the determinations of unavailability issued by the United Nations Security Council with a view to their immediate compliance, regardless of communication from the Central Bank. Institutions authorized to operate by the Central Bank must immediately report to the Central Bank, the Ministry of Justice and Public Security and COAF asset unavailability and attempts to transfer assets related to legal entities or entities sanctioned by the United Nations Security Council resolution.
Due to the increase of fraudulent transactions in Brazil in the last years, especially after the implementation of PIX and SPI in Brazil, the Central Bank enacted regulation providing for procedures and controls to prevent fraud on the provision of payment services by financial institutions and other institutions authorized to operate by the Central Bank. The regulator established that such institutions must impose a threshold of R$1,000 (one thousand reais), per client, for transactions carried out between 8 p.m. to 6 a.m., regardless of the payment mean (PIX, credit cards, electronical transferences, etc.). However, such limitation may be changed by the client through specific channels of the financial institutions, subject to the client’s risk profile assessed by the institution. Furthermore, payment institutions that operate as acquirers must pay especial attention when anticipating receivables originated from transactions carried out during the referred period.
Preventing and combating corruption
Law No. 12,846, of August 1, 2013 (“Law No. 12,846/2013”), regulates the administrative and civil liability of legal persons that engage in acts against the national and foreign public administration and establishes that corporations are subject to strict liability (irrespective of negligence or willful misconduct) to the extent they are involved in corruption in any manner. In addition, Law No. 12,846/2013 encompasses other unlawful acts that are contrary to Brazilian or foreign public administration, such as bidding fraud (fraude à licitação) and obstruction of justice. Law No. 12,846/2013 provides for strict penalties applied pursuant to administrative and judicial proceedings, including orders of liquidation and prohibition to access public financing.
Positive Credit Score
Brazilian law regulates databases that contain credit performance information for individuals and companies.
Each Brazilian may have a credit performance, score, determined according to the payment of their debts. Integration is automatic, with the possibility for the consumer to choose not to participate. The credit record includes information on credit operations paid or in progress.
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
CMN determines that the history of the following operations must be provided: (i) credit operations; (ii) leasing operations; (iii) self-financing operations carried out through consortium groups; and (iv) other operations with credit granting characteristics.
In addition, CMN defines the criteria for the registration of database managers, such as the identification of individuals and legal entities that make up the database administrator’s control group, as well as the designation of responsible director for the management of the database and the director responsible for the information security policy.
Regulatory Matters in the US
Inter&Co Payments, Inc.
A Money Service Business licensed in 43 states and one Authority to do business, which handles international money remittances for Inter Clients and provides digital wallet solutions in the U.S, with headquarters in California and incorporated and registered with the California Secretary of State. Inter&Co Payments is registered as a Money Services Business (MSB) with the Financial Crimes Enforcement Network (FinCEN), the administrator of the Bank Secrecy Act (BSA) that requires many financial institutions, including MSBs, to keep records and file reports on certain transactions to FinCEN, MSBs must comply with the 31 CFR Chapter X, this chapter is comprised of a General Provisions Part and separate financial institution specific Parts for those financial institutions subject to FinCEN and also comply with the US Patriot Act that helps to deter and punish terrorist acts in the United States and around the world. FinCEN delegates the authority to the Internal Revenue Service (IRS) to oversee the MSBs for compliance with BSA Requirements. Another Federal regulator is the Consumer Financial Protection Bureau (CFPB), an agency of the United States government responsible for consumer protection in the financial sector which implements and enforces federal consumer financial laws to ensure that all consumers have access to markets for consumer financial products and services that are fair, transparent, and competitive. Inter&Co Payments, Inc. is also Regulated by State Agencies that supervise a variety of financial services, products and professionals. The State Agencies oversee the operations of state-licensed financial institutions, including banks, credit unions, money transmitters, issuers of payment instruments and travelers checks, and premium finance companies.
Inter&Co Securities:
Inter&Co Securities is a company currently approved for membership with the Financial Industry Regulatory Authority (FINRA), which will handle brokerage services for Inter clients investing in US markets. Inter&Co Securities is registered as a broker-dealer with the Securities and Exchange Commission and regulated by FINRA.
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
On-demand funds
Generally, banks and other financial institutions are required to deposit 21% of the average amount of the deposit less R$500 million in accordance with applicable Central Bank regulation.

Multi-purpose banks (bancos múltiplos) with commercial portfolios, commercial banks and the Caixa Econômica Federal (a Brazilian government-owned bank) are required to maintain investments in credit operations directed at the low-income population and micro entrepreneurs. The amount of the investments must be equal to at least 2% of the average of the balance of demand deposits.
Savings deposits
The Central Bank imposes a reserve requirement of 20.0% for savings deposits. In addition, a minimum of 65.0% of the total amount of savings deposits held by members of the Brazilian Savings and Loans System (Sistema Brasileiro de Poupança e Empréstimo) must be allocated to real estate financing.
Term deposits
Banks are subject to a mandatory reserve requirement based on the value of their term deposits as provided in the applicable regulation. The amounts subject to this reserve requirement are deposited in cash in a specific account and part of these deposits bear interest at a SELIC rate.
Interbank Deposit (“DI”)
A DI is an instrument designed to facilitate the exchange of reserves between financial institutions. The issuance and transmission of the DI is carried out exclusively in a nominative and book-entry form, without any certificate, and is registered and settled through the CETIP UTVM Segment of B3. DIs are regulated by CMN.
Foreign currency and gold exposure
Financial institutions are not permitted to have a total consolidated exposure to foreign currencies and gold of more than 30% of their reference equity.
Foreign currency deposits
CMN regulates operations on the foreign exchange market.
Taxation
Taxation of financial transactions
In general, financial transactions carried out in Brazil are subject to withholding income tax (“IRRF”) (which may be levied definitively or as a prepayment) and to a Tax on Financial Operations (Imposto Sobre Operações Financeiras or “IOF”). Income from financial operations earned by Brazilian companies is also subject to taxation under a contribution to the Social Integration Program tax (Programa de Integração Social or “PIS”) and the Social Contribution on Turnover tax (Contribuição para Financiamento da Seguridade Social or “COFINS”). In addition, income from financial transactions should be included in the calculation basis of the IRPJ and CSLL.
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
In accordance with the applicable law, the only circumstances in which information relating to clients, services or operations of Brazilian financial institutions or credit card companies may be disclosed to third parties are as follows: (1) exchange of information between financial institutions, for registration purposes, including through risk centers, in accordance with rules established by the CMN and the Central Bank; (2) the provision of information contained in the register of issuers of bounced checks and of debtors in default to credit protection entities, in accordance with rules established by the CMN and the Central Bank; (3) the provision of the information necessary to identify taxpayers and the overall amounts of their transactions under the conditions and within the time limits that may be established by the Brazilian Ministry of Finance, provided by the institutions responsible for withholding and payment of the contribution to the Brazilian tax authorities; (4) communication to the proper authorities regarding criminal or administrative offenses, including providing information regarding transactions involving funds resulting from criminal activity; (5) the disclosure of confidential information with the express consent of the interested parties; (6) the carrying out of transactions and the provision of information to the Central Bank in the performance of its duties; (7) information to be provided to the judicial and legislative branches within the confines of a dispute and in accordance with the constitutional and legal authority; (8) information provided to the Brazilian tax authorities in the frequency and value limits as determined by the executive branch; (9) information provided to tax agents provided that it is regarded as essential by the appropriate authority in an administrative proceeding; and (10) information provided to the Central Bank or the CVM upon the filing of an administrative proceeding with the court’s authorization or when there is a crime or suspicion of a crime.
In addition, financial institutions may provide financial and payment data related to the credit transactions and payment obligations of their clients to database managers, for credit history purposes, subject to compliance with the law’s requirements.
The Central Bank or the CVM may exchange information with foreign government authorities in accordance with a specific treaty.
The Brazilian and U.S. governments entered into an agreement on March 20, 2007, establishing rules for the exchange of tax information (“2007 Agreement”). Under the terms of the 2007 Agreement, the Brazilian tax authorities were authorized to send the information received pursuant to the applicable law to U.S. tax authorities.

In March 2010, the United States issued the Foreign Account Tax Compliance Act (“FATCA”), which, among other purposes, sought to foster the automatic exchange of financial information. In order to facilitate the exchange of information, a number of bilateral agreements were signed implementing the exchange of information between governments. The U.S. and Brazil entered into the Intergovernmental Agreement and which subjected Brazilian financial institutions to FATCA. Beginning in September 2015, U.S. and Brazilian have exchanged financial information from June 30, 2014 onward.
In 2014, the Organization for Economic Co-operation and Development, in the context of the Global Forum for Transparency and Exchange of Tax Information, in which Brazil participates, drafted the Common Reporting Standard (“CRS”), a standard for the exchange of information to be adopted by the adhering jurisdictions.
Data Protection Law
The Brazilian Data Protection Law, i.e., Law No. 13,709 (as amended, the “LGPD”) provides for the rules and regulations applicable to the processing of personal data, including rules and regulations governing activities such as the collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons.
The LGPD is applicable to any and all operations related to any form of processing of personal data, with brief exceptions provided by law, such as the case of processing for exclusively private and non-economic purposes, or journalistic, artistic, or public security, and if extends to individuals and public and private entities, regardless of the country where they are based or where the data is hosted. The LGPD is also applicable if (i) data processing takes place in Brazil; (ii) the data processing activity is intended to offer or provide goods or services to or process data from individuals located in Brazil; or (iii) the data subjects are located in Brazil at the time their personal data are collected. The LGPD is applicable regardless of the industry or business when dealing with personal data and is not restricted to data processing activities carried out through digital media and / or on the internet. LGPD also creates and establishes the competencies of the National Authority of Data Protection (“ANPD”).
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
Cybersecurity
CMN issued regulates cybersecurity and cloud storage policies applicable to financial institutions. Financial institutions must follow certain cyber risk management and cloud outsourcing requirements that apply to the design and adaptation of internal controls. Data location and processing may occur inside or outside of Brazil, but in case of data location and processing abroad, the relevant contract may not create hurdles for the performance of supervision activities by the Central Bank and the financial institution must have in place a contingency plan in case of termination or impossibility of provision of the services. In addition, there must be an agreement for the exchange of information between the Central Bank and the supervisory authorities of the countries where the services may be provided (in case there is no such agreement, the Central Bank must approve in advance the engagement of the relevant foreign service provider by the financial institution).
Credit Cards
Brazilian banking regulations include specific rules regarding the charging of credit card fees, the dissemination of information in credit card monthly bills and the obligation to provide a package of basic credit card services to clients.

In addition, certain restrictions apply to revolving credit lines granted under credit cards that may only be granted to clients until the due date of the following credit card monthly bill. After this date, financial institutions must offer clients alternative financing under conditions that are more favorable than those typically found in the credit card market. Banks are prohibited from financing the outstanding balance of credit invoice and other post-paid payment instruments in the form of revolving credit, of amounts already paid in installments.
Nevertheless, clients may transfer a credit or financial leasing transaction from one institution (original creditor) to another (proposing institution). Such transfers must comply with the specific rules established by the Central Bank and CMN including, among others, the requirement that the amount and term of the outstanding balance at the receiving financial institution must not be higher than the amount due and remaining of the credit operation subject to portability on the date of transfer resources.
Furthermore, the Central Bank regulates the terms and conditions that we and other institutions must comply with upon the opening, maintaining and closing payment accounts and increasing or decreasing of the credit limits of our clients, as well as established additional information that must be included in credit card monthly bills.
Cancellation of banking license
Penalties may be imposed on a financial institution under certain circumstances including the cancellation of its license to operate and/or carry out foreign exchange transactions. Such circumstances include, for example, serious infractions that produce any of the following affects: (i) cause damage to liquidity, solvency or health or assue any incompatible risk with the asset structure of financial institution; (ii) contribute to generate indiscipline in the financial market or to affect the stability or regular function of the National Financial System, the Consortium System, the Brazilian Payment System or the capital market; and severely afect the purpose and continuity of activities or operations within the scope of systems indicated in the item (ii); and (iv) hinder the identification of the real patrimonial or financial situation of the financial institution, and justify the application of the precautionary measures provided in the applicable regulation.
In addition, the Central Bank may cancel a financial institution’s authorization to operate upon verification (1) that the bank has not regularly performed transactions that are considered essential under the terms of the applicable rules for the types of institutions set forth under the applicable regulation; (2) of operational inactivity; (3) that the financial institution is not located at the address provided to the Central Bank; (4) that the financial institution has not provided to the Central Bank information statements required by the regulations in effect, without justification, for a period of more than four months; (5) noncompliance with the business plan set forth in the applicable regulation. The cancellation of a banking license can only occur following the appropriate administrative procedures.
Bank reserves accounts
We maintain a bank reserve account at the Central Bank the applicable regulation, which requires that banking financial institutions (such as commercial banks, multiple banks with a commercial portfolio and for the savings and loans banks) maintain a bank reserve account.
Institutions that have bank reserve accounts are required to take part in the reserve transfer system (STR) for the settlement of interbank transfers.
The participants of the STR must maintain an updated register of monitors, which must be available for contact, daily, from 30 minutes before STR’s opening time (6:30 am) and ending 30 minutes after it closes. Included in this monitoring is the tracking of instructions and settlement of orders issued within the system.

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
As Indicated above, the Article 52 of the Transitory Constitutional Provisions Act prohibited the establishment, in Brazil, of new branches of financial institutions domiciled abroad, unless with the prior authorization of the Central Bank and by decree issued by the executive branch (Article 18 of the Law No. 4,595).
However, the Decree No. 10,029 transferred to the Central Bank the authority to recognize in interest of the Brazilian Government the installation, in Brazil, of new branches of financial institutions domiciled abroad. In this sense, Central Bank has issued regulation that recognizes all foreign participation in the capital of Brazilian institutions, provided that the requirements and procedures for constitution, authorization for operation, cancellation of authorization, changes are observed control and corporate reorganizations of financial institutions, as provided for in the current regulations, as applicable.
However, the Decree No. 10,029 transferred to the Central Bank the authority to recognize in interest of the Brazilian Government the installation, in Brazil, of new branches of financial institutions domiciled abroad.
Consumer Protection
CMN regulates the relationship between financial institutions and their clients. In this context, CMN established criteria related to risk prevention in the contracting of financial transactions and in the provision of services by financial institutions, imposing conditions to be observed in the relationship with the consumers of banking services and products. CMN also that financial institutitos must conduct their activities in compliance with the principles of ethics, responsibility, transparency, and diligence, providing for the convergence of interests and the consolidation of an institutional image of credibility, security, and competence in their relations with clients and users of their products and services. For such, they must ensure: (i) customization of the products and services offered or recommended to the needs, interests and objectives of clients and users; (ii) integrity, compliance, reliability, security and confidentiality of the transactions carried out, as well as the legitimacy of the contracted operations and the services provided; (iii) provision, in a clear and accurate manner, of the information necessary for the free choice and decision-making by clients and users, including explicit rights and duties, responsibilities, costs or encumbrances, penalties and any risks existing in the execution of transactions and in the provision of services; (iv) use of clear, objective and appropriate wording to the nature and complexity of the transaction or service, in contracts, receipts, extracts, vouchers and documents intended for the public, in order to allow the understanding of the content and the identification of deadlines, values, charges, fines, dates, places and other conditions; (v) identification of end-users who are beneficiaries of payments or transfers in statements and extracts of deposit accounts and prepaid payment accounts, including in situations where the relevant payment services involve institutions participating in different payment arrangements; (vi) forwarding of a payment instrument to the client’s or user's domicile or its authorization only as a result of their express request or authorization; and (vii) timeliness and lack of unreasonable barriers, criteria or procedures to: (a) meet requests from clients and users, including the provision of contracts, receipts, extracts, vouchers and other documents and information relating to transactions and services; (b) terminate contractual relationships related to products and services, including the cancellation of contracts; and (c) transfer relationships to other institutions, as applicable.
Additionally, the Federal Superior Court (“STJ”) has held that the general Brazilian consumer protection statute (Law No. 8.078 or Consumer Protection Code) also applies to transactions between financial institutions and their clients.

Insolvency laws relating to financial institutions
Financial institutions are subject to intervention and extrajudicial liquidation by the Central Bank, as well as special for bankruptcy proceedings. Intervention and extrajudicial liquidation may occur when the Central Bank determines that a financial institution is in a precarious financial condition or as a result of the occurrence of events that may affect creditors. These measures are imposed by the Central Bank in order to prevent the entity from going bankrupt.
Intervention
The Central Bank may intervene in the operations of a private and public non-federal financial institution, if the entity suffers losses, resulting from bad administration, which subject material risk to creditors or if the institution is frequently in violation of the provision of the banking applicable regulations and the violation is not regularized after the determination of the Central Bank. The Central Bank may also intervene in order to avoid the liquidation of the financial institution.
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
Extrajudicial liquidation
Extrajudicial liquidation is an administrative proceeding decreed by the Central Bank (applicable to private and public non-federal financial institutions) and conducted by a liquidator appointed by the Central Bank. This extraordinary measure seeks to terminate the operations of the affected financial institution, liquidating its assets and settling its liabilities, similar to a judicially decreed bankruptcy.
The administrative liquidation of any financial institution (except financial institutions controlled by the Brazilian government) may be carried out by the Central Bank, when:(1) the financial institution’s debts are not generally honored when due; (2) when the management seriously violates the legal and statutory rules governing the activitiy of the institution as well as the determinations of the National Monetary Council or the Central Bank of Brazil, in the use of its legal attributions; (3) the financial institution has incurred losses that could abnormally increase the exposure of the unsecured creditors; (4) the management of the financial institution concerned has materially breached Brazilian banking laws or regulations; (5) upon cancellation of the financial institution’s authorization to operate, if the institution has not initiated liquidation within a period of 90 days, or when it has initiated liquidation and the Central Bank has determined that delays in its administration may result in losses to creditors; or (6) the upon a petition from the institution’s management if the institution’s if so provided in the institution’s bylaws or at the proposal of the administrator upon providing justification.
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
Bankruptcy Law
Law No. 11,101 of February 9, 2005, as amended (“Bankruptcy Law”), provides for judicial reorganizations, extrajudicial reorganizations and the bankruptcy of individuals and legal entities and is only applicable to financial institutions in relation to matters that are not specifically regulated by the intervention and extrajudicial liquidation regimes.
Bill about resolution regimes for regulated institutions
On December 23, 2019, the Central Bank submitted to the Brazilian Congress a bill of complementary law that, among others, aims at regulating new resolution regimes for financial institutions, insurance companies and other institutions subject to the supervision of the Central Bank, SUSEP and CVM. The bill is in line with international standards established by the Financial Stability Council (FSB) after the 2008 financial crisis.
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
Credits of financial institutions and other institutions authorized to operate by the Central Bank, private pension entities, insurance companies, special savings companies, investment clubs and investment funds and institutional investors resident or domiciled abroad held by such entities are not afforded the protections offered under the FGC’s ordinary guarantee.
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
Asset management
The management of BNDUs is carried out in compliance with the regulations issued by the Central Bank. In particular, these rules establish criteria for provisions relating to the devaluation of valuables and assets. The Chart of Accounts for Institutions of the National Financial System (Plano Contábil das Instituições Financeiras) (“COSIF”) 1-10 and Technical Pronouncement CPC 01 are the rules that have the greatest impact on the process. Finally, financial institutions are prohibited from acquiring real estate assets which are not intended for their own use, except for those received in settlement of loans of difficult or doubtful resolution, or when expressly authorized by the Central Bank, in accordance with the regulations to be issued by the CMN.
Clearing
The provisions relating to the interbank settlement of checks are governed on a consolidated basis by the regulations of the Centralizing Entity for Checks Clearing (Centralizadora da Compensação de Cheques) (“COMPE”). COMPE’s operating procedures are regulated by the Central Bank.

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
Open Finance
The Central Bank has looked at Open Finance as an important tool for innovation in the financial market, making the banking industry more efficient and competitive.
The Brazilian Open Finance model will comprise financial institutions, payment institutions and other institutions authorized to operate by the Central Bank, by making it possible to share, in a phased-in approach, (i) data on products and services, (ii) client record data, and (iii) client transaction data. Open Finance will eventually cover the provision of payment services, the criteria and specifications of which are yet to be announced in the instant pay project.

Institutions authorized to operate by the Central Bank opting to join Open Finance must share the information listed above with other participating institutions. At its inception, however, the Open Finance model will only be compulsory for, in the case of data sharing: (1) financial institutions belonging to prudential segmentation in Segments 1 and 2; and (2) voluntary, to financial institutions, payments institutions and other institutions duly authorized to operate by the Central Bank; and in the case of sharing the transaction initiation service: (1) account holding institutions; (2) institutions authorized to operate as initiating payment transactions; and (3) financial institutions, payments institutions and other institutions duly authorized to operate by the Central Bank with bank correspondents that are contractually allowed to present credit proposals to clients. Compulsory adhesion may be also extended to the other institutions authorized to operate by the Central Bank at the Central Bank’s discretion. With regards to client data sharing, client authorization will always be required.
Open Finance aims to (i) encourage innovation; (ii) promote competition; (iii) increase the efficiency of the National Financial System and the Brazilian Payment System; and (iv) promote financial citizenship.
Foreign Exchange Regulations
Law No. 14,286 (“FX Law”), governs the FX Market, Brazilian capital abroad and foreign capital in Brazil.
The main purpose of this rule is to simplify, consolidate and update the rules on these matters, as well as to foster the convertibility of the Brazilian currency. The rule paves the way for the creation and establishment of requirements aligned with the best international standards, such as the ones from the OECD and FATF, and grants the CMN and the Central Bank the regulatory freedom to further regulate its principles and provisions. The New FX Law expressly allows financial institutions, within the limits of their respective licenses and subject to applicable prudential rules, to use, allocate and invest for credit and financing operations, in Brazil or abroad the funds raised in the country to fund credit and financial transactions abroad.
Additionally, the CMN and the Central Bank, enacted several resolutions in 2022, which have consolidated and upgraded the regulations on international payments and remittance services within the FX Market and granted the same statutory treatment for acquisitions of goods and/or hiring of services through issuers of international credit cards, international payment facilitators and representatives/intermediaries in the context of international remittance orders.
All such services are now encompassed in the newly created definition of “eFX”. The extent to which a given entity may carry out eFX depends on its regulatory status, e.g., financial and payment institutions authorized to operate by the Central Bank, payment institutions not authorized to operate by such authority and other legal entities. In sum, eFX services can be provided in all its forms by most of institutions authorized to operate by the Central Bank, without the need of specific authorization therefor. Other institutions will only be able to provide eFX for the acquisition of goods and services, with a value limited to the equivalent of US$10,000.
Environmental, Social and Governance (ESG) rules in financial institutions
In 2021, the CMN and the Central Bank of Brazil enacted regulation with the aim to improve the disclosure of information, management, and governance of social, environmental and climate risks by financial institutions, and the rules also bring changes to certain rural credit regulations into effect.
As part of ESG agenda, the Central Bank established new conditions for the access to rural credit considering social, environmental and climatic aspects. One of the main changes introduced by this resolution is a restriction on the provision of credit to a producer that is not registered, or whose registration is canceled or suspended, in the Rural Environmental Registry (Cadastro Ambiental Rural – CAR). This resolution also sets forth that rural credit shall not be provided to (i) an enterprise fully or partially situated in a conservation area, an existing indigenous land, an area of embargo in force resulting from the economic use of illegally deforested areas in any biome, as long as it is registered on the embargo list of the Registry of Environmental Assessments and Embargoes of the Brazilian Institute of the Environment and Renewable Natural Resources; or (ii) an individual or legal entity registered in the official register of employers who have kept workers in conditions analogous to slavery.

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
Moreover, CMN issued regulation that required prudential conglomerates (segments S1, S2, S3, S4 and S5) are required to prepare and implement a Social, Environmental and Climate Responsibility Policy (PRSAC). Under PRSAC, financial institutions are expressly required to consider impacts, strategic objectives and business opportunities of the financial institution related to social, environmental and climate aspects. There was also a reduction in the PRSA review period, from five to three years.
The Central Bank has similarly issued regulation, requiring the preparation of a Report on Social, Environmental and Climate Risks and Opportunities (Relatório de Riscos e Oportunidades Sociais, Ambientais e Climáticas) (“GRSAC Report”) by financial institutions classified in Segments S1, S2, S3 and S4.
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
In August 2022, our registration as a foreign issuer and the listing of our level II BDRs in Brazil were approved. As a result, we are required to file with the CVM: (i) on an annual basis, a reference form (formulário de referência) in Portuguese by the fourth month of each year, which summarizes our financial, legal and operating information; (ii) quarterly financial information with 45 days after the end of each quarter; and (iii) on an ongoing basis, reports disclosing limited information on call notices and minutes of general meetings as well as material facts and notices to the market, as required by applicable rules.

PART III

ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
See our consolidated financial statements beginning at page F-1.
ITEM 19. EXHIBITS
The following documents are filed or incorporated by reference as part of this registration statement:

No.	Exhibit Description

1.1	Memorandum and Articles of Association of Inter & Co

1.2	Form of Memorandum and Articles of Association of Inter & Co approved at the April 26, 2024 shareholders meeting

2.1	Description of Securities Registered Under Section 12 of the Exchange Act

4.1	Form of indemnification agreement

4.2	Form of SoftBank Shareholders’ Agreement (incorporated by reference to Exhibit 4.4 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2021)

8.1	List of Subsidiaries

11.1	Code of Ethics

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

15.1	Consent of KPMG Auditores Independentes Ltda.

97	Clawback Policy

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104.1	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Inter & Co, Inc.
Date: April 30, 2024

By:	/s/ João Vitor N. Menin T. de Souza
Name:	João Vitor N. Menin T. de Souza
Title:	Chief Executive Officer

By:	/s/ Santiago Horacio Stel
Name:	Santiago Horacio Stel
Title:	Chief Financial Officer

Consolidated Financial Statements as of
December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023

Inter & Co, Inc.

Auditor Data Elements:	Year ended December 31, 2023, December 31, 2022; and December 31, 2021
Auditor Name:	KPMG Auditores Independentes Ltda.
Auditor Location:	Belo Horizonte, Brazil
Auditor Firm ID:	1124

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors of
Inter & Co, Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Inter & Co, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated income statements, and consolidated statements of comprehensive income, cash flows, and changes in equity for each of the years in the three‑year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 30, 2024 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the provision for expected credit losses for loans and advances to customers
As discussed in Notes 2(c), 4(e), 6(a), e 12 to the consolidated financial statements, the Company has BRL 1,883,758 of provision for expected credit losses (ECL) related to loans and advances to customers, as of December 31, 2023. The provision for ECL related to loans and advances to customers is the output of a complex set of models - it is calculated using estimates, developed from models, of probability of default (PD), exposure at default (EAD) and loss given default (LGD). The PD incorporates the estimated impact of forecasts of certain macroeconomic variables, specifically: the Brazilian Interbank Deposit rate (DI), the Brazilian Broad National Consumer Price Index (IPCA), the Brazilian gross domestic product (GDP), and the Brazilian minimum wage. As part of the calculation of the allowance for ECL, for each financial asset, the Company assesses whether there has been a significant increase in credit risk (SICR) since initial recognition, based on an absolute criterion - a payment is 31 days or more past due - and a relative criterion that compares the current behavior score with the behavior score at initial recognition. When no SICR has been identified, the financial asset is classified as stage 1 and the PD used considers the next 12 months. When a SICR has been identified, the contract is classified as stage 2 or, if it is credit-impaired, stage 3 and the PD used considers the lifetime of the contract.
We identified the assessment of the provision for ECL related to loans and advances to customers as a critical audit matter. Complex auditor judgment was required to evaluate the estimate of the provision for ECL related to loans and advances to customers as it involves significant measurement uncertainties as a result of the complexity of the models and the significant judgments made by the Company, specifically: (i) the overall ECL methodology, including the methods and models used to estimate the PDs, EADs and LGDs and to select the macroeconomic variables incorporated in the PDs; and (ii) the Company’s definition of a SICR. In addition, the audit effort associated with the measurement of the provision for ECL related to loans and advances to customers required the involvement of credit risk professionals with specialized skills and knowledge.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the ECL measurement process, including controls related to the design of models for estimating PD, EAD and LGD and the Company’s definition of SICR. We involved credit risk professionals with specialized skills and knowledge, who assisted in:
(i) evaluating the overall ECL methodology for compliance with IFRS as issued by the IASB;
(ii) assessing the conceptual soundness of the models and modeling techniques, including those used to derive the PDs, EADs and LGDs and to select the macroeconomic variables that are incorporated into the calculation, by inspecting model documentation to determine whether the models are suitable for their intended use;
(iii) checking the accuracy of the Company’s estimates of PD, EAD and LGD using the Company's historical data and forward-looking information;
(iv) evaluating the relevance of the macroeconomic variables incorporated in the PDs through regression analysis of the historical correlation of these variables and credit risk; and
(v) evaluating the Company's definition of a SICR by assessing relevant Company-specific metrics and comparing it to the applicable industry and regulatory practices.

Assessment of the value in use of the cash generating unit to which the Inter & Co Payments Inc goodwill is allocated
As discussed in Notes 4(l) e and 16 to the consolidated financial statements, the Company has BRL 554,759 of goodwill related to the acquisition of Inter & Co Payments Inc as of December 31, 2023. The Company allocates goodwill to cash generating units (CGUs) and performs impairment testing over these CGUs at least annually or when there are events or circumstances that indicate that the carrying amount of a CGU exceeds its recoverable amount. The recoverable amount of the CGU to which the Inter & Co Payments Inc goodwill is allocated is calculated based on its value in use. The value in use is determined using a discounted cash flow model, that is, by estimating the future cash flows expected to be derived from the CGU, including any eventual disposal, and discounting those to their present value.
We identified the assessment of the value in use of the CGU to which the Inter & Co Payments Inc goodwill is allocated as a critical audit matter. The calculation of the value in use using a discounted cash flow model requires the Company to make subjective assumptions, including the discount rate and the future growth of the CGU. Future growth assumptions include both forecast cash flows for 5 years, based on the Company’s budget, and a projected long-term growth rate based on inflation expectations. A high degree of subjective auditor judgment was required to evaluate the discount rate and the future growth assumptions.
The following are the primary procedures we performed to address this critical audit matter. We involved corporate finance professionals with specialized skills and knowledge, who assisted in:
(i) assessing the Company’s forecast cash flow growth rates by comparing them to the budget and supporting documentation, including, in certain cases, publicly available market data, and assessing the impacts to such cash flows of internal and/or external economic factors;
(ii) evaluating the discount rate used by comparing its components to publicly available market data;
(iii) assessing the long-term growth rate used by comparing it to publicly available market data; and
(iv) evaluating the Company’s ability to accurately forecast by comparing the Company’s historical cash flow forecasts to actual subsequent cash flows.
/s/ KPMG Auditores Independentes Ltda.
We have served as the Company’s auditor since 2011.
Belo Horizonte, Brazil
April 30, 2024

Inter & Co, Inc.
Consolidated balance sheets as of December 31, 2023 and 2022
(Amounts in thousands of Brazilian reais, unless otherwise stated)
Consolidated balance sheets

	Note	12/31/2023	12/31/2022
Assets
Cash and cash equivalents	8	4,259,379	1,331,648
Amounts due from financial institutions, net of provisions for expected loss	9	3,718,506	4,258,856
Compulsory deposits at Central Bank of Brazil		2,664,415	2,854,778
Securities	10	16,868,112	12,448,565
Derivative financial assets	11	4,238	—
Loans and advances to customers, net of provisions for expected loss	12	27,900,543	21,379,916
Non-current assets held for sale	13	174,355	166,943
Equity accounted investees	14	90,634	72,090
Property and equipment	15	167,547	188,019
Intangible assets	16	1,345,304	1,238,629
Deferred tax assets	34.c	1,033,535	978,148
Other assets	17	2,125,231	1,425,508
Total assets		60,351,799	46,343,100

Liabilities
Liabilities with financial and similar institutions	18	9,522,469	7,906,897
Liabilities with customers	19	32,651,620	23,642,804
Securities issued	20	8,095,042	6,202,165
Derivative financial liabilities	11	15,063	37,768
Borrowing and onlending	21	107,412	36,448
Income tax and social contribution		287,978	114,493
Other tax liabilities		75,284	52,372
Tax liabilities	22	363,262	166,865
Provisions	23	70,452	57,449
Deferred tax liabilities	34.c	32,539	30,073
Other liabilities	24	1,897,248	1,173,527
Total liabilities		52,755,107	39,253,996

Equity
Share capital	25a	13	13
Reserves	25b	8,147,285	7,817,670
Other comprehensive income	25c	(675,488)	(825,301)
Equity attributable to owners of the Company		7,471,810	6,992,382
Non-controlling interest	25f	124,881	96,722
Total equity		7,596,691	7,089,104

Total liabilities and equity		60,351,797	46,343,100
The notes are an integral part of these consolidated financial statements.

Inter & Co, Inc.
Consolidated income statements for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of Brazilian reais, unless otherwise stated)
Consolidated income statements

	Note	2023	2022	2021
Interest income	26	4,549,827	2,802,658	1,435,428
Interest expenses	26	(2,887,573)	(1,972,850)	(543,242)
Income from securities and derivatives	27	1,545,835	1,505,621	697,283
Net interest income and income from securities and derivatives		3,208,088	2,335,429	1,589,469

Net revenues from services and commissions	28	1,304,382	968,039	542,569
Expenses from services and commissions		(135,582)	(129,233)	(100,297)
Other revenues	29	375,688	388,462	190,082
Revenues		4,752,576	3,562,697	2,221,823

Impairment losses on financial assets	30	(1,541,584)	(1,083,237)	(595,581)
Administrative expenses	31	(1,461,348)	(1,494,484)	(1,164,203)
Personnel expenses	32	(790,739)	(733,605)	(443,328)
Tax expenses	33	(326,584)	(248,588)	(146,757)
Depreciation and amortization		(160,440)	(163,972)	(94,251)
Income from equity interests in associates	14	(32,040)	(17,384)	(8,764)
Profit / (loss) before income tax		439,841	(178,573)	(231,061)

Income tax		(87,581)	164,494	175,993

Profit / (loss) for the year		352,260	(14,079)	(55,068)

Profit (loss) attributable to:
Owners of the Company		302,343	(11,090)	(72,665)
Non-controlling interest		49,917	(2,989)	17,597

Earnings (loss) per share
Basic earnings (loss) per share	25e	0.75	(0.03)	(0.01)
Diluted earnings (loss) per share	25e	0.75	(0.03)	(0.01)
The notes are an integral part of these consolidated financial statements.

Inter & Co, Inc.
Consolidated statements of comprehensive income
for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of Brazilian reais)
Consolidated statements of comprehensive income

	2023	2022	2021
Profit (loss) for the year	352,260	(14,079)	(55,068)

Other comprehensive income
Items that are or may be reclassified subsequently to the income statement:
Change in fair value - financial assets at FVOCI	291,333	(240,057)	(454,552)
Related tax - financial assets FVOCI	(131,100)	102,684	207,167
Net change in fair value - financial assets at FVOCI	160,233	(137,373)	(247,385)

Fair value change - investments in operations abroad	16,742	—	—
Tax effect	(4,579)	—	—
Hedge of net investments in operations abroad	12,163	—	—

Foreign exchange differences on the translation of foreign operations	(22,604)	(10,671)	—
Effects of corporate reorganization in non-controlling interest without a change in control	—	(604,973)	—

Others	21	—	—
Other comprehensive income that may be reclassified subsequently to the income statement	149,813	(753,017)	(247,385)

Total comprehensive income for the year	502,073	(767,096)	(302,453)
Allocation of comprehensive income
To owners of the company	452,156	(764,107)	(245,493)
To non-controlling interest	49,917	(2,989)	(56,960)
The notes are an integral part of these consolidated financial statements.

Inter & Co, Inc.
Consolidated statements of cash flows
for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of Brazilian reais)
Consolidated statements of cash flows

	2023	2022	2021
Operating activities
Profit (loss) for the year	352,260	(14,079)	(55,068)
Adjustments to profit (loss)
Depreciation and amortization	160,440	163,972	58,336
Result of equity interests in associates	32,040	17,384	8,764
Impairment losses on financial assets	1,541,584	1,083,237	(595,581)
Expenses with provisions	38,611	25,931	19,002
Income tax and social contribution	87,581	(164,494)	175,993
Provisions/ (reversals) for loss of assets	(42,214)	5,225	(43,618)
Other capital gains (losses)	(41,785)	(66,363)	—
Provision for performance income	(135,260)	(150,401)	—
Result of foreign exchange variation	(88,708)	—	30

(Increase)/ decrease in:
Compulsory deposits at Central Bank of Brazil	190,363	(455,290)	(689,759)
Loans and advances to customers, net of provision for expected loss	(8,062,211)	(5,927,723)	(7,432,145)
Amounts due from financial institutions	540,350	(2,206,994)	(1,549,493)
Securities	70,642	(602,509)	(573,349)
Derivative financial assets	(4,238)	86,948	(59,435)
Non-current assets held for sale	(7,412)	(37,150)	33,754
Other assets	(341,901)	(318,696)	(790,072)
Increase/ (decrease) in:
Liabilities with financial institutions	1,615,572	2,565,433	3,584,551
Liabilities with customers	9,008,816	5,309,261	5,896,911
Securities issued	1,892,877	2,630,072	1,842,657
Derivative financial liabilities	(22,705)	(28,777)	9,787
Borrowing and onlending	69,700	11,377	(2,334)
Tax liabilities	178,906	119,891	149,605
Provisions	(25,608)	(21,330)	10,209
Other liabilities	799,771	216,537	141,928
Income tax paid	(263,362)	(138,057)	(49,029)
Net cash from operating activities	7,544,109	2,103,405	91,644

Cash flow from investing activities
Acquisition of subsidiaries, net of cash acquired	(62,357)	(545,983)	(93,782)
Acquisition of property and equipment	(17,881)	(27,714)	(32,249)
Proceeds from sale of property and equipment	—	14	602
Acquisition of intangible assets	(256,210)	(251,390)	(255,731)
Acquisition of financial assets at FVOCI	(19,381,768)	(7,977,979)	(27,780,867)
Proceeds from sale of financial assets at FVOCI	14,913,627	9,208,137	21,512,954
Acquisition of financial assets at FVTPL	(680,391)	(582,098)	(920,123)
Proceeds from sale of financial assets at FVTPL	818,576	126,198	393,417
Net cash used in investing activities	(4,666,404)	(50,815)	(7,175,779)
The notes are an integral part of these consolidated financial statements.

Inter & Co, Inc.
Consolidated statements of cash flows
for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of Brazilian reais)

	2023	2022	2021

Cash flow from financing activities
Dividends and interest on shareholders' equity paid	(23,600)	(75,898)	(19,680)
Repurchase of treasury shares	(16,409)	—	(29,322)
Resources from non-controlling interest	1,327	—	5,478,926
Payment to shareholders of subisidiary	—	(1,145,273)	—
Net cash from financing activities	(38,682)	(1,221,171)	5,429,924

Increase/(Decrease) in cash and cash equivalents	2,839,023	831,419	(1,654,211)
Cash and cash equivalents at the beginning of the year	1,331,648	500,446	2,154,687
Effect of the exchange rate variation on cash and cash equivalents	88,708	(217)	(30)
Cash and cash equivalents at December 31	4,259,379	1,331,648	500,446
The notes are an integral part of these consolidated financial statements.
F-9

Inter & Co, Inc.
Consolidated statements of changes in equity
for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of Brazilian reais, unless otherwise stated)
Consolidated statements of changes in equity

	Share capital	Reserves	Other comprehensive income	Retained earnings / accumulated losses	Treasury shares	Equity attributable to owners of the Company	Non-controlling interest	Total equity
Balance as of January 1,2021 - Banco Inter	3,216,455	150,709	25,991	—	(117,521)	3,275,634	48,581	3,324,215
Profit (loss) for the period	—	—	—	(48,939)	—	(48,939)	8,502	(40,437)
Proposed allocations:
Constitution/ reversion of reserves	—	(94,085)	—	48,939	—	(45,146)	—	(45,146)
Interest on equity / dividends	—	(3,122)	—	—	—	(3,122)	(7,251)	(10,373)
Sale of treasury shares	—	(74,119)	—	—	81,159	7,040		7,040
Net change in fair value - financial assets at FVOCI	—	—	(141,312)	—	—	(141,312)	—	(141,312)
Resources from non-controlling interest	—	—	—	—	—	—	33,998	33,998
Balance as of May 6, 2021 - Banco Inter	3,216,455	(20,617)	(115,321)	—	(36,362)	3,044,155	83,830	3,127,985

Corporate restructuring on May 7, 2021	(3,216,442)	1,205,850	74,555	—	36,362	(1,899,675)	1,899,675	—

Balance as of May 7, 2021 - Inter & Co, Inc.	13	1,185,233	(40,766)	—	—	1,144,480	1,983,505	3,127,985
Profit (loss) for the period	—	—	—	(23,724)	—	(23,724)	9,095	(14,629)
Proposed allocations:
Other comprehensive income	—	—	(31,518)	—	—	(31,518)	(74,555)	(106,073)
Treasury shares	—	—	—	—	—	—	(36,362)	(36,362)
Contributions and distributions	—	(23,724)	—	23,724	—	—	—	—
Interest on equity / dividends	—	—	—	—	—	—	(9,307)	(9,307)
Resources from non-controlling interest, including capital increase	—	1,566,887	—	—	—	1,566,887	3,921,283	5,488,170
Balance as of December 31, 2021 - Inter & Co, Inc.	13	2,728,396	(72,284)	—	—	2,656,125	5,793,659	8,449,784

Balance as of January 1, 2022 - Inter & Co, Inc.	13	2,728,396	(72,284)	—	—	2,656,125	5,793,659	8,449,784
Profit (loss) for the year	—	—	—	(11,090)		(11,090)	(2,989)	(14,079)
Proposed allocations:
Constitution/ reversion of reserves	—	(11,090)	—			—	—	—
Interest on equity / dividends	—	(38,056)	—	11,090	—	(38,056)	(37,842)	(75,898)
Net change in fair value - financial assets at FVOCI	—	—	(137,373)	—	—	(137,373)	—	(137,373)
Foreign exchange differences on the translation of foreign operations	—	—	(10,671)	—	—	(10,671)	—	(10,671)
Effects of corporate reorganization	—	5,283,314	(604,973)	—	—	4,678,341	(5,656,106)	(977,765)
Reflex reserve	—	(125,299)	—	—	—	(125,299)	—	(125,299)
Others	—	(19,595)	—	—	—	(19,595)	—	(19,595)

Balances at December 31, 2022 - Inter & Co, Inc.	13	7,817,670	(825,301)	—	—	6,992,382	96,722	7,089,104

Balances at January 1, 2023 - Inter & Co, Inc.	13	7,817,670	(825,301)	—	—	6,992,382	96,722	7,089,104
Profit for the year	—	—	—	302,343	—	302,343	49,917	352,260
Proposed allocations:
Contributions and distributions	—	302,343	—	302,343	—	—	—	—
Constitution/Reversion of reserves	—	302,343	—	—	—	—	(23,600)	(23,600)
Foreign exchange differences on the translation of foreign operations	—	—	(22,604)	—	—	(22,604)	—	(22,604)
Gains and losses - Hedge	—	—	12,163	—	—	12,163	—	12,163
Net change in fair value - financial assets at FVOCI	—	—	160,233	—	—	160,233	—	160,233
Share-based payment transactions	—	(16,409)	—	—	16,409	—	—	—
Reflex reserve	—	44,217	—	—	—	44,217	—	44,217
Others	—	(536)	21	—	—	(515)	1,842	1,327
Balances at December 31, 2023 - Inter & Co, Inc.	13	8,449,628	(675,488)	604,686	—	7,471,810	124,881	7,596,691
The notes are an integral part of these consolidated financial statements.
F-10

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
Notes to the consolidated financial statements
(Amounts in thousands of Brazilian reais, unless otherwise stated)
1.Activity and structure of Inter & Co, Inc. and its subsidiaries
Inter & Co, Inc. (“Inter & Co” or “Company”, together with its consolidated subsidiaries, the “Group”), formerly Inter Platform Inc, is a Cayman Island exempted company with limited liability, incorporated on January 26, 2021. On May 7, 2021, Inter & Co, Inc., began a corporate reorganization involving two new non-operating companies with no material assets, liabilities or contingencies: the Company, and Inter Holding Financeira S.A. (HoldFin), located in Brazil. The Company and HoldFin have become the indirect and direct shareholders of Banco Inter S.A (“Inter” or “Banco Inter”), respectively, thus the ultimate shareholders of Inter and their voting and non-voting interest were the same before and after this corporate reorganization.
Inter & Co, Inc. is currently the entity which is registered with the U.S. Securities and Exchange Commission (“SEC”). The common shares are traded on the Nasdaq under the symbol “INTR” and its Brazilian Depositary Receipts (“BDRs”) are traded on B3 - Brasil, Bolsa, Balcão (“B3”), the Brazilian stock exchange, under the symbol “INBR32”.
Banco Inter was a publicly held company with equity securities listed on B3 since April 2018. On June 23, 2022, Inter & Co and Banco Inter completed a corporate reorganization as an immediate result of which Inter & Co became indirectly, through Inter Holding Financeira S.A. (“HoldFin”), the owner of all shares of Banco Inter S.A. The ultimate shareholders of Banco Inter were the same before and after this corporate reorganization, however our controlling shareholder received Class B common shares, which are entitled to 10 votes per share while all other shareholders received Class A common shares, which are entitled to 1 vote per share. Inter & Co accounted for this corporate reorganization as a reorganization of entities under common control, and the pre-reorganization historical value of Banco Inter’s consolidated assets and liabilities are reflected in these financial statements as described:
•The consolidated financial position of Inter & Co, Inc. at December 31, 2023 and December 31, 2022.
•    The consolidated operating results and cash flows of Inter & Co, Inc. for the years ended on December 31, 2023, 2022 and 2021.
•    The recognition of non-controlling interest on June 23, 2022, relating to the transfer from non-controlling interest to equity of the Company of the Banco Inter shareholders that exchanged their Banco Inter shares to shares and/or BDRs of the Company and the payment to shareholders of Banco Inter who opted to receive cash in lieu of shares of the Company (instead of shares and BDRs of the Company).
In January 2022, Inter&Co Payments, Inc. (formerly USEND or Pronto Money Transfer, Inc), a remittance platform and global provider of digital accounts, was acquired to accelerate the global expansion plan.
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
In the presentation of the information in the financial statements, Inter & Co has reclassified certain prior year balances to conform to current year presentation.
These consolidated financial statements were approved by the Board of Director’s meeting on April 30, 2024.
F-11

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
b.Functional and presentation currency
These consolidated financial statements are presented in Brazilian reais (BRL or R$). The functional currency of the Group companies is shown in note 4a. All balances were rounded to the nearest thousand, unless otherwise indicated.
c.Use of estimates and judgments
In preparing these consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of the accounting policies of the Group and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from such estimates. Estimates and assumptions are reviewed on an ongoing basis. Adjustments, if any, related to changes in estimates are recognized prospectively. The significant judgments made by management during the application of the Group’s accounting policies and the sources of estimation uncertainty are described below:
Judgments
Information about the judgments made in the application of accounting policies that have the most relevant effects on the amounts recognized in financial projections are included in the following notes:
•    Basis for consolidation (see note 4a): whether Inter has de facto control over an investee;
•    Equity accounted investees (see note 14): whether Inter has significant influence over an investee.
Estimates
The estimates present a significant risk and may have a material impact on the values of assets and liabilities in the next year, and the actual results may differ from those previously established. They are disclosed below and are related to the following notes:
•    Classification of financial assets (see notes 6 and 7) - evaluation of the business model in which the assets are held and evaluation if the contractual terms of the financial asset relate only to payments of principal and interest (SPPI test).
•    The measurement of the provision for expected credit losses on financial assets (see notes 4e and 12) measured at amortized cost and fair value through other comprehensive income (FVOCI) requires the use of complex quantitative models and assumptions about future economic conditions and credit behavior. Several significant judgments are also needed to apply the accounting requirements for measuring expected credit loss, such as: determining the criteria to evaluate the significant increase in credit risk; selecting quantitative models; and establishing different prospective scenarios and their weighting, among others.
•    Business combination (see note 4b): determination of fair values of assets acquired and liabilities assumed in business combinations.
•    Impairment test of intangible assets and goodwill (see notes 16 and 4(h)): for the purposes of impairment testing, each invested entity was considered a cash generating unit (“CGU”).
•    Deferred tax asset (note 33): the expected realization of the deferred tax asset is based on projected future taxable income and other technical studies.
3.Changes to significant accounting policies
New or revised accounting pronouncements adopted in 2023
The following new or revised standards have been issued by IASB, and were effective for the year covered by these consolidated financial statements, and had no material impact on these consolidated financial statements.
•    Definition of accounting estimates - Amendments to IAS 8: defines accounting estimates as monetary values susceptible to uncertainties in their measurement. Among these estimates we can mention the expected credit loss and the fair value of assets and liabilities.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
•    Disclosure of Accounting Policies – Changes to IAS 1 and IFRS Practice Statement 2: The Group adopted disclosure from January 1, 2023. Although the amendments made to the accounting policies did not result in any changes to the accounting policies themselves, they did have an impact on the disclosure of accounting policy information in the consolidated financial statements. The amendments require 'material' disclosure of policies instead of 'significant' disclosure. Additionally, they provide guidance on the application of materiality to the disclosure of accounting policies, thus assisting entities in providing useful and specific policy information that users require to understand other information in the financial statements. Management made certain updates to the information presented in Note 4, which pertains to Material Accounting Policies (previously referred to as Significant Accounting Policies), in line with the amendments.
•    Deferred tax on leasing transactions – Amendments to IAS 12: clarify that the exemption for accounting for deferred taxes arising from temporary differences generated in the initial recognition of assets or liabilities does not apply to leasing transactions.
•    Insurance Contracts - IFRS 17: The standard on Insurance Contracts replaces IFRS 4 - Insurance Contracts, and brings important changes to the measurement, recognition and disclosure of these contracts, through specific methodologies for each type of agreement.
Other new standards and interpretations issued but not yet effective
•    Classification of Liabilities as Current or Non-Current – Amendments to IAS 1: clarifies when to take into account contractual conditions (covenants) that may impact the unconditional right to postpone the settlement of the liability for a minimum period of 12 months after the closure of the report, in addition to establish disclosure requirements for liabilities with covenants classified as non-current. These changes will come into effect from the start of the 2024 financial year, and there is no impact on the consolidated financial statements.
4.Material accounting policies
The accounting policies described below were applied in all years presented in the consolidated financial statements.
a.Basis for consolidation
Companies that Inter & Co controls are classified as subsidiaries. The Company controls an entity when it is exposed to or has the right to variable returns arising from its involvement with the entity and has the ability to use this power to affect the value of such returns.
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

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
The following table shows the subsidiaries in each year:

					Share in the capital (%)
Entity	Branch of Activity	Common shares and/or quotas	Functional currency	Country	12/31/2023	12/31/2022	12/31/2021
Direct subsidiaries
Inter&Co Securities, LLC	Holding Company	—	US$	USA	100.0%	—	—
Inter&Co Participações Ltda.	Holding Company	288,517,995	BRL	Brazil	100.0%	—	—
INTRGLOBALEU Serviços Administrativos, LDA	Holding Company	1	EUR	Portugal	100.0%	—	—
Inter US Holding, Inc	Holding Company	100	US$	USA	100.0%	—	—
Inter Holding Financeira S.A.	Holding	401,207,704	BRL	Brazil	100.0%	—	—

					Share in the capital (%)
Entity	Branch of Activity	Common shares and/or quotas	Functional currency	Country	12/31/2023	12/31/2022	12/31/2021
Indirect subsidiaries
Banco Inter S.A.	Multiple Bank	1,297,308,713	BRL	Brazil	100.0%	100.0%	31.4%
Inter Distribuidora de Títulos e Valores Mobiliários Ltda. (a)	Securities	195,000,000	BRL	Brazil	100.0%	98.3%	30.9%
Inter Digital Corretora e Consultoria de Seguros Ltda.	Insurance broker	59,750	BRL	Brazil	60.0%	60.0%	18.8%
Inter Marketplace Ltda.	Marketplace	1,984,271,386	BRL	Brazil	100.0%	100.0%	31.4%
Inter Asset Holding S.A. (b)	Asset management	750,814,000	BRL	Brazil	—%	70.0%	22.0%
Inter Titulos Fundo de Investimento	Investment Fund	499,388,000	BRL	Brazil	98.3%	98.3%	30.7%
BMA Inter Fundo De Investimento Em Direitos Creditórios Multissetorial	Investment Fund	194,333,000	BRL	Brazil	86.5%	90.7%	28.3%
TBI Fundo De Investimento Renda Fixa Credito Privado	Investment Fund	230,278,086	BRL	Brazil	100.0%	100.0%	31.4%
TBI Fundo De Investimento Crédito Privado Investimento Exterior	Investment Fund	15,000,000	BRL	Brazil	100.0%	100.0%	31.4
IG Fundo de Investimento Renda Fixa Crédito Privado (c)	Investment Fund	144,796,772	BRL	Brazil	100.0%	—%	—
Inter Simples Fundo de Investimento em Direitos Creditórios Multissetorial (c)	Investment Fund	17,738	BRL	Brazil	99.1%	—%	—
IM Designs Desenvolvimento de Software Ltda.	Provision of services	50,000,000	BRL	Brazil	50.0%	50.0%	15.7
Acerto Cobrança e Informações Cadastrais S.A.	Provision of services	60,000,000,000	BRL	Brazil	60.0%	60.0%	18.9
Inter & Co Payments, Inc	Provision of services	1,000	US$	USA	100.0%	100.0	—
Inter Asset Gestão de Recursos Ltda (b)	Asset management	750,814	BRL	Brazil	70.9%	70.0%	22.0
Inter Café Ltda.	Provision of services	3,010,000	BRL	Brazil	100.0%	100.0%	31.4
Inter Boutiques Ltda.	Provision of services	2,510,008	BRL	Brazil	100.0%	100.0%	31.4
Inter Food Ltda.	Provision of services	7,000,000	BRL	Brazil	70.0%	70.0%	22.0%
Inter Viagens e Entretenimento Ltda.	Provision of services	94,515,000	BRL	Brazil	100.0%	100.0	—
Inter Conectividade Ltda. (d)	Provision of services	33,533,805	BRL	Brazil	100.0%	—	—
Inter US Management, LLC	Provision of services	100,000	US$	USA	100.0%	—	—
Inter US Finance, LLC	Provision of services	100,000	US$	USA	100.0%	—	—

(a)    On February 15, 2023, Banco Inter S.A. acquired remaining shares of its subsidiary "Inter Distribuidora de Títulos e Valores Mobiliários Ltda", acquiring the remaining 416,667 shares at nominal value of R$1.00 each, fully subscribed and paid up.
(b)    On October 25, 2023, a spin-off of Inter Asset Holding S.A. was implemented, and its remaining assets, corresponding to the equity interest owned by Banco Inter S.A., were merged into Banco Inter S.A. As a result of such transaction, Banco Inter S.A. became a direct shareholder of Inter Asset Gestão de Recursos Ltda., owning 70.87% of its equity interest, while Inter Asset Holding S.A. was subsequently terminated.
(c)    In 2023, Inter&Co made an investment, acquiring a significant number of fund shares. As a result, the financial data related to these funds are now part of the consolidation basis of the company's financial statements.
(d)    On April 1, 2023, the reorganization of entities under common control resulted in the spin off of the investment held by Inter Marketplace LTDA into the newly formed entity, Inter Conectividade Ltda.
Non-controlling interest
The Group recognizes the portion related to non-controlling interests in shareholders’ equity in the consolidated balance sheet. In transactions involving purchase of interests with non-controlling shareholders, the difference between the amount paid and the interest acquired is recorded in shareholders’ equity. Gains or losses on sales to non-controlling shareholders are also recorded in shareholders’ equity. The company owns 50% or more of the voting capital of all indirect subsidiaries.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
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
The consideration transferred is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill arising on the transaction is tested annually for impairment. Gains on a bargain purchase are recognized immediately in the income statement. Transaction costs are recorded in the income statement as incurred, except for costs related to the issue of debt or equity instruments.
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
Inter US Finance, LLC and Inter US Management, LLC
On January 24, 2023, through the holding company "Inter US Holding, Inc.,", 100% of the share capital of Inter US Finance, LLC and Inter US Management, LLC were acquired.
Inter US Finance, LLC and Inter US Management, LLC are companies with operations in Florida, Georgia, and Colorado, providing real estate-focused credit. The company holds licenses in all three operating states and obtains funding from investors. The business specializes in originating and distributing mortgages, enabling the development of other loan portfolios in the US. With this acquisition, Inter & Co customers are expected to have access to a wider range of financial services.
i.Consideration transferred

The following table summarizes the amounts of consideration transferred:

In thousands of Brazilian reais	Inter US Finance, LLC	Inter US Management, LLC
Cash	1,970	388
Share of Inter & Co	—	939
Total consideration transferred	1,970	1,327

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
Identifiable assets acquired, liabilities assumed and goodwill
The fair value of identifiable assets and liabilities of Inter US Finance, LLC and Inter US Management, LLC. at the acquisition date are as follows:

In thousands of Brazilian reais	Inter US Finance, LLC	Inter US Management, LLC
Assets	880	236
Cash and cash equivalents	860	3
Other assets	20	233
Liabilities	(806)	(26)
Borrowing and onlending	(806)	—
Other liabilities	—	(26)
Total net identifiable assets at fair value	74	210
Total consideration transferred	1,970	1,327
Goodwill on acquisition (a)	1,896	1,117

(a)    Inter carried out the study on the purchase price allocation ("PPA") of the identifiable assets acquired, liabilities assumed and goodwill. The goodwill resulting from the acquisition of Inter US Finance, LLC and Inter US Management, LLC, are R$1,896 and R$1,117, respectively. These amounts represent the future economic benefits arising from the synergies generated by our expansion in US operations and by offering a broader range of financial services to our customers.
ii.Fair value measurement
The techniques used to measure the fair value of the significant assets acquired were as follows:
a.    Customer portfolio: We estimated the asset through the fixed income approach, using the Multi-Period Excess Earnings Method (MPEEM). We identified the assets that contribute to the valuation and determined the appropriate economic remuneration rates for these assets. After the valuation, it was found that there is no value assigned to the customer portfolio, which means that this is not an intangible asset susceptible to market adjustments.
iii.Acquisition costs
Inter incurred acquisition-related costs of R$362 on attorney’s fees and due diligence costs. These costs were recorded as “Administrative expenses” in the income statement.
iv.Contribution to the Group's results
In the year ended December 31, 2023, Inter US Finance, LLC and Inter US Management, LLC, contributed net revenue of R$8,122 and a loss of R$4,796 to the Group’s results. If the acquisitions had occurred on January 1, 2023, there would be no significant impact in the Group’s total net revenue and loss for the period since the acquisitions were completed near the beginning of the reporting period.
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

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
Exchange variation adjustment
Assets and liabilities from foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into the Brazilian Real at the exchange rates prevailing at the reporting date. Revenues and expenses from operations abroad are converted into the Real using the average exchange rates for the period.
The foreign currency differences generated in the translation into the presentation currency are recognized in other comprehensive income. If the subsidiary is not a wholly owned subsidiary, the corresponding portion of the translation difference is attributed to the non-controlling shareholders.
When a foreign entity is wholly or partially disposed of such that control, significant influence or joint control is lost, the cumulative amount of exchange rate changes related to such foreign entity is reclassified to profit or loss as a component. If the Group disposes of part of its interest in a subsidiary but retains control, the relevant proportion of the cumulative amount is attributed to the interest of non-controlling shareholders.
d.Cash and cash equivalents
The balance of cash and cash equivalents consists of cash held and bank deposits on demand (in Brazil and abroad) and other short-term highly liquid investments with original maturity dates not exceeding 3 months that are subject to insignificant risk of changes in their fair value. These instruments are used by the Group to manage its short-term commitments.
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
When the financial asset is held in business models “i” and “ii” above, the SPPI Test needs to be applied.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
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

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
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
At every reporting period, the Group evaluates the expected loss of its credit portfolio.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
At each reporting date, the Group estimates the expected loss of its credit portfolio. Expected loss is calculated using the following inputs: probability of default (PD), loss given default (LGD) and exposure to default (EAD):
•Probability of default (PD): The PD parameter indicates the probability of a customer defaulting within a given period of time calculated by internal assessment models. The PD is calculated taking into account the risk equivalent to a 12-month horizon, the risk associated with the total remaining term of the operation, or a 100% probability of default;
•Loss given default (LGD): The LGD expresses the percentage of loss in case of default, considering recovery efforts. The calculation is carried out taking into account the characteristics of the financial asset, as well as its guarantees and/or other relevant credit related characteristics;
•Exposure to default (EAD): EAD is the expected value of the Group's exposure to customers at default which is used in estimating the expected loss. In the case of commitments or financial guarantees provided, the EAD incorporates the expected drawdown of these commitments or guarantees at the date of default.
To calculate the expected credit loss, the loan portfolio is divided into products with similar characteristics, as follows: real estate loans; credit cards; personal loans and business loans.
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
The Group uses the three-stage approach in measuring expected credit loss, given that financial assets are transferred from one stage to another based on changes in credit risk. The stages are as follows:
•Stage 1: the risk of loss in this stage does not present significant variations, the provision reflects expected losses resulting from potential defaults over the following 12 months;
•Stage 2: This stage is applied in the case of financial assets originated or acquired without credit recovery problems, which present a significant increase in risk since their initial recognition, without yet being credit-impaired. Inter assesses the risk of its financial assets based on absolute criteria (31 to 90 days of delay) and relative criteria that compare the current behavior score with the initial recognition score, taking into account variables such as default in other products and data market; and
•Stage 3: At this stage, the financial instrument is considered to be credit-impaired and has observable recovery problems due to one or more events that caused a loss. The Group identifies financial assets as credit-impaired based on assets overdue for more than 90 days or on indications that the debt will not be paid in full without activating financial guarantee. The provision for losses reflects expected losses due to credit risk over the residual life of the financial instrument.
In the event that the credit risk increases or decreases, the financial instrument may be transferred to stages 2 and 3 (high risk), or return to stage 1(low risk) in the event it no longer presents credit impairment problems or it has been bought/originated with signs of impairment.
Finally, in order to incorporate the macroeconomic perspectives that might affect the financial conditions of the portfolio, a correction factor based on a macroeconomic model is used; it considers the main market indicators: Interbank deposit rate (DI), broad national consumer price index (IPCA), gross domestic product (PIB) and minimum wage.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
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
Write-off of Financial Assets
When there is no reasonable expectation of recovery of a financial asset (generally when the customers is more than 360 past due or when the Group has been notified of the customer's death), the total write-off is made simultaneously with the reversal of the related provision for expected loss, with no net impact on profit or loss. Subsequent recoveries of these amounts are recorded as gains in the Income Statement, under Result of losses due to reduction in the recoverable value of financial assets.
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
The Group has opted to continue to apply the accounting hedge requirements set forth in IAS 39 as at December 31, 2023, however, it may adopt the IFRS 9 requirements in future periods. Pursuant to this rule, derivatives may be designated and qualified as hedge instruments for accounting purposes and, depending on the nature of the hedged item, the method for recognizing fair value gains or losses will be different. All the following conditions shall be met to qualify as an accounting hedge:
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

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
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
In compliance with its risk management policies, as described in note 7, the Group uses derivative financial instruments, mainly swap registered with B3 (S.A. – Brasil, Bolsa, Balcão), in market risk hedges of certain loans and advances to customers. The derivative financial instruments are presented in note 11.
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
f.Non-current assets held for sale
Non-current assets held for sale include properties recovered from loans and advances to customers, if their carrying amount is expected to be recovered principally through sale rather than use. This condition is met only when the sale is highly probable, and the non-current asset is available for immediate sale in its current condition. Management must be committed to the sale, which, on recognition, is expected to be considered completed within one year of the classification date. The reclassification of assets to this balance sheet line item, when this condition is met, is carried out at the lower of its carrying amount or the fair value less costs to sell of the asset. The fair value less costs to sell of the properties is determined using the sales history of the previous year's inventory segregated according to the occupancy status (occupied or unoccupied) of the property. Subsequently, impairment is recognized if the fair value less costs to sell is lower than the book value.
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

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
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
I.    Analysis of impairment loss Inter&Co Payments, Inc
The impairment test of Inter&Co Payments, Inc was carried out for the base date of September 30, 2023 and no impairment to the recoverable value of the goodwill was recorded in this financial statements, given that the recoverable value of this CGU (Cash Generating Unit) was higher than its book value.
The recoverable values were calculated based on their value in use, discounting the future cash flows that are expected to be generated by the continuous use of their assets until their final disposal.
Main areas of judgment
The values assigned to key assumptions represent management's assessment of future trends in the relevant industry and were based on historical data from external and internal sources.
The discount rate used was determined based on five-year cash flow projections and a long-term growth rate was used to extrapolate cash flows beyond these periods.
Revenue growth was projected taking into account the revised US customer curve, in line with Inter's strategy for international business over the next 5 years. The budgeted profit before taxes, depreciation and amortization was based on expectations of future results taking into account past experience, adjusted for expected revenue growth. Assumptions for future revenue growth include the projected growth rate and long-term inflation expectations. The key assumptions described above may change as economic and market conditions change.
The estimated recoverable amount exceeded its carrying amount on September 30, 2023. The carrying amounts and the main assumptions used in determining recoverable amounts are:

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023

Investment	Carrying amount (a)	Goodwill on 12/31/2023	Discount rate (%)	Growth rate (%)
Inter&Co Payments, Inc	R$901,810	R$554,759	55.0	3.0

(a)    The carrying value in dollars according to the report as of September 30, 2023 was $180,362.
II.    Analysis of impairment loss Granito Soluções em Pagamentos S.A.
The impairment test of Granito Soluções em Pagamentos S.A was carried out for the base date as of August 31, 2023 and no impairment to the recoverable value of the goodwill was recorded in these financial statements, given that the recoverable value of this CGU (Cash Generating Unit) was higher than its book value.
Recoverable amounts were calculated based on their value in use, discounting the future cash flows expected to be generated by the continued use of its assets until their final disposal.
Main areas of judgment
The values assigned to key assumptions represent management's assessment of future trends in the relevant industry and were based on historical data from external and internal sources.
The discount rate used was determined based on five-year cash flow projections and a long-term growth rate was used to extrapolate cash flows beyond these periods.
The revenue growth projection was based on the business plan and future prospects for market expansion for payment methods. The budgeted profit before taxes, depreciation and amortization was based on expectations of future results taking into account past experience, adjusted for expected revenue growth. The key assumptions described above may change as economic and market conditions change.
The estimated recoverable amount exceeded its carrying amount on August 31, 2023. The carrying amounts and the main assumptions used in determining recoverable amounts are:

Investment	Carrying amount	Goodwill on 12/31/2023	Discount rate (%)	Growth rate (%)
Granito Soluções em Pagamentos S.A.	R$1,438,398	R$60,589	17.8	3.0
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
Software development costs recognized as assets are amortized over their estimated useful life.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
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
Amortization
The estimated useful lives of intangible asset items are as follows:

Description	Estimated useful lives
Customer relationships	5 years
Internally developed software	3 to 10 years
Software and licenses	6 to 10 years
The amortization methods and the useful lives are reviewed at each reporting date and adjusted if appropriate.
i.Impairment of non-financial assets
On each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than deferred tax assets) to determine if there is any indication of impairment. In case there is such indication, then the recoverable value of the asset is estimated. The impairment test is performed at least annually or when there are events or circumstances that indicate that the carrying value exceeds its recoverable value.
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

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
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
l.Income tax and social contribution
Provisions are calculated considering the tax base in accordance with the relevant legislation and the applicable rates:
Deferred tax assets are recognized and measured based on expectations for realization, considering technical studies and analyses made by management.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
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
•Step 5 - Recognize revenue when (or as) the entity satisfies a performance obligation (i.e. the service is effectively rendered).

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
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
Earnings per share
Basic earnings per share is calculated by dividing the net earnings attributable to shareholders of the Company by the weighted average number of shares outstanding during the year, which excludes the average number of shares held in treasury.
Diluted earnings is calculated by dividing the net earnings attributable to shareholders of the Company by the weighted average number of shares outstanding during the year, excluding the average number of shares held in treasury and adjusted for the effects of all potentially dilutive ordinary shares.
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

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
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
5.Operating segments
Operating segments are disclosed based on internal information that is used by the chief operating decision maker to allocate resources and to assess performance. The chief operating decision-maker, responsible for allocating resources, evaluating the performance of the operating segments and responsible for making strategic decisions for the Group, is the CEO, together with the Board of Directors.
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

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
a.Banking & Spending
This segment comprises a wide range of banking products and services, such as checking accounts, debit and credit cards, deposits, loans, advances to customers, debt collection services and other services, which are available to the customers primarily by means of Inter’s mobile application. The segment also comprises foreign exchange services and money remittances between countries, including the Global Account digital solution, including investment funds consolidated by the Group.
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
d.Inter Shop
This segment includes sales of goods and/or services with partner companies through our digital platform. The segment income basically comprises commissions received for sales and/or for the rendering of these services.
Segment information

	As of and for December 31, 2023
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	4,500,962	17,915	—	39,075	4,557,952	7,093	(15,218)	4,549,827
Interest expenses	(2,868,962)	(30,466)	—	—	(2,899,428)	(13,649)	25,504	(2,887,573)
Income from securities and derivatives	1,465,883	51,302	2,083	34,461	1,553,729	2,391	(10,286)	1,545,834
Net interest income and income from securities and derivatives	3,097,883	38,751	2,083	73,536	3,212,253	(4,165)	—	3,208,088

Net revenues from services and commissions	919,740	100,379	121,278	155,537	1,296,934	7,448	—	1,304,382
Expenses from services and commissions	(135,301)	(253)	—	(4)	(135,558)	(24)	—	(135,582)
Other revenues	456,704	18,444	49,798	25,511	550,457	5,241	(180,010)	375,688
Revenues	4,339,026	157,321	173,159	254,580	4,924,086	8,500	(180,010)	4,752,576

Impairment losses on financial assets	(1,534,297)	—	—	(6,013)	(1,540,310)	(1,274)		(1,541,584)
Revenues net of impairment losses on financial assets	2,804,729	157,321	173,159	248,567	3,383,776	7,226	(180,010)	3,210,992

Administrative expenses	(1,266,642)	(69,331)	(47,679)	(59,662)	(1,443,314)	(18,034)	—	(1,461,348)
Personnel expenses	(641,813)	(70,498)	(18,945)	(37,611)	(768,867)	(21,872)	—	(790,739)
Tax expenses	(249,029)	(12,917)	(15,723)	(35,137)	(312,806)	(13,778)	—	(326,584)
Depreciation and amortization	(145,077)	(5,022)	(1,045)	(9,095)	(160,239)	(201)	—	(160,440)
Income from equity interests in associates	(32,040)	—	—	—	(32,040)	—	—	(32,040)
Profit / (loss) before income tax	470,128	(447)	89,767	107,062	666,510	(46,659)	(180,010)	439,841

Income tax	(6,950)	3,046	(30,380)	(52,623)	(86,907)	(674)	—	(87,581)

Profit / (loss) for the year	463,178	2,599	59,387	54,439	579,603	(47,333)	(180,010)	352,260

Total assets	60,102,556	570,182	211,213	337,810	61,221,761	96,447	(966,411)	60,351,797
Total liabilities	52,501,608	326,926	96,198	141,600	53,066,332	(19,167)	(292,059)	52,755,106
Total equity	7,600,948	243,256	115,015	196,210	8,155,429	115,614	(674,352)	7,596,691

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023

	As of and for December 31, 2022
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	2,717,951	4,901	26	11	2,722,889	96,533	(16,764)	2,802,658
Interest expenses	(1,903,112)	(17,228)	(99)	—	(1,920,439)	(71,042)	18,631	(1,972,850)
Income from securities and derivatives	1,535,706	25,075	1,330	17,313	1,579,424	68,987	(142,790)	1,505,621
Net interest income and income from securities and derivatives	2,350,545	12,748	1,257	17,324	2,381,874	94,478	(140,923)	2,335,429

Net revenues from services and commissions	499,708	87,078	81,903	291,953	960,642	8,969	(1,572)	968,039
Expenses from services and commissions	(123,873)	(1)	—	(4)	(123,878)	(6,927)	1,572	(129,233)
Other revenues	501,181	25,349	47,393	58,082	632,005	12,078	(255,621)	388,462
Revenues	3,227,561	125,174	130,553	367,355	3,850,643	108,598	(396,544)	3,562,697

Impairment losses on financial assets	(1,083,538)	855	—	—	(1,082,683)	(554)	—	(1,083,237)
Revenues net of impairment losses on financial assets	2,144,023	126,029	130,553	367,355	2,767,960	108,044	(396,544)	2,479,460

Administrative expenses	(1,366,394)	(39,513)	(11,476)	(61,922)	(1,479,305)	(15,179)	—	(1,494,484)
Personnel expenses	(685,072)	(15,575)	(8,278)	(19,087)	(728,012)	(5,593)	—	(733,605)
Tax expenses	(206,239)	(8,719)	(13,548)	(20,082)	(248,588)	—	—	(248,588)
Depreciation and amortization	(155,840)	(2,780)	(616)	(4,615)	(163,851)	(121)	—	(163,972)
Income from equity interests in associates	(17,384)	—	—	—	(17,384)	—	—	(17,384)
Profit / (loss) before income tax	(286,906)	59,442	96,635	261,649	130,820	87,151	(396,544)	(178,573)

Income tax	249,311	(17,052)	(31,473)	(56,369)	144,417	20,077	—	164,494

Profit / (loss) for the year	(37,595)	42,390	65,162	205,280	275,237	107,228	(396,544)	(14,079)

Total assets	46,473,673	464,654	148,411	490,752	47,577,490	22,199,379	(23,433,769)	46,343,100
Total liabilities	39,353,463	380,246	93,001	183,568	40,010,278	159,782	(916,064)	39,253,996
Total equity	7,120,210	84,408	55,410	307,184	7,567,212	22,039,597	(22,517,705)	7,089,104

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023

	As of and for December 31, 2021
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	1,398,269	875	—	—	1,399,144	43,447	(7,163)	1,435,428
Interest expenses	(543,899)	(8,012)	—	—	(551,911)	—	8,669	(543,242)
Income from securities and derivatives	710,190	12,856	5,427	371	728,844	23,059	(54,620)	697,283
Net interest income and income from securities and derivatives	1,564,560	5,719	5,427	371	1,576,077	66,506	(53,114)	1,589,469

Net revenues from services and commissions	248,446	59,950	51,670	180,528	540,594	1,975	—	542,569
Expenses from services and commissions	(100,297)	—	—	—	(100,297)	—	—	(100,297)
Other revenues	349,657	30,184	53	2,862	382,756	20	(192,694)	190,082
Revenues	2,062,366	95,853	57,150	183,761	2,399,130	68,501	(245,808)	2,221,823

Impairment losses on financial assets	(595,610)	—	—	—	(595,610)	29	—	(595,581)
Revenues net of impairment losses on financial assets	1,466,756	95,853	57,150	183,761	1,803,520	68,530	(245,808)	1,626,242

Administrative expenses	(1,076,718)	(26,951)	20,161	(12,432)	(1,095,940)	(14,008)	(54,255)	(1,164,203)
Personnel expenses	(414,082)	(10,317)	(6,615)	(9,804)	(440,818)	(2,510)	—	(443,328)
Tax expenses	(120,441)	(6,753)	(5,193)	(14,370)	(146,757)	—	—	(146,757)
Depreciation and amortization	(102,052)	(631)	(338)	(2,637)	(105,658)	(60)	11,467	(94,251)
Income from equity interests in associates	(8,764)	—	—	—	(8,764)	—	—	(8,764)
Profit / (loss) before income tax	(255,301)	51,201	65,165	144,518	5,583	51,952	(288,596)	(231,061)

Income tax	229,352	(14,871)	(10,791)	(25,970)	177,720	(1,727)	—	175,993

Profit / (loss) for the year	(25,949)	36,330	54,374	118,548	183,303	50,225	(288,596)	(55,068)

Total assets	36,609,676	379,389	124,670	232,470	37,346,205	6,231,057	(6,950,924)	36,626,338
Total liabilities	28,204,305	320,743	69,890	90,756	28,685,694	16,837	(525,977)	28,176,554
Total equity	8,405,371	58,646	54,780	141,714	8,660,511	6,214,220	(6,424,947)	8,449,784
6.Financial risk management
Risk management at Inter includes credit, market, liquidity and operational risks. Risk management activities are carried out by independent and specialized structures, in accordance with previously defined policies and strategies. In general, the activities and processes seek to identify, measure, and control the financial and non-financial risks to which Inter is subject.
The model adopted by Inter & Co, Inc., involves a structure of areas and committees that seek to ensure:
•    Segregation of function;
•    Specific unit for risk management;
•    Defined management process;
•    Clear norms and competence structure;
•    Defined limits and margins; and
•    Reference to best management practices.
a.Credit risk
Credit risk is defined as the possibility of losses associated with the failure of the borrower or counterparty to meet their respective financial obligations in the agreed-upon terms or the devaluation of a credit agreement arising from the increased risk of default by the borrower, among others.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
The financial instruments subject to credit risk are submitted to careful credit evaluation prior to contracting, as well as throughout the term of the respective operations. The credit analyses are based on the borrower's (or counterparty's) economic and financial capacity behavior, including payment history and credit reputation, in addition to the terms and conditions of the respective credit operation, including terms, rates and guarantees.
Loans and advances to customers, as shown in Note 12, are mainly represented by the following operations:
•    Credit card: credit operations related to credit card limits, mostly without attached guarantees;
•    Business loans: working capital operations, receivables, discounts and loans in general, with or without attached guarantees;
•    Real estate loans: loans and financing operations secured by real estate, with attached guarantees;
•    Personal loans: loan and payroll card operations, personal loans with and without transfer guarantees; and
•    Agribusiness loans: financing operations for costing, investment, commercialization and/or industrialization granted to rural producers, with or without attached guarantees.
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
In 2023 there were no material changes to the nature of the credit risk exposures, how they arise or the Group’s objectives, policies and processes for managing them, although Inter continues to refine its internal risk management processes.
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

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
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
•Payroll loans repayments: are mainly represented by payroll loan cards and personal loans. These are deducted directly from the borrowers’ pensions, income or salaries and settled directly by the entity responsible for making those payments (e.g. company or government body); The operations concerning FGTS (Guarantee Fund for Time of Service) , such as the anniversary withdrawal are guaranteed through transfer;
•Personal loans and credit cards: generally, do not have guarantees; and
•Real estate financing: is collateralized by the real estate financed.
Guarantees of real estate loans and financing
The tables below present the amount of loans and financing secured by property, broken down by loan-to-value. The loan-to-value is calculated by the ratio between the gross value of the exposure and the value of the guarantee at the origination date. Gross amounts exclude any provision for impairment:

	12/31/2023	12/31/2022
Lower than 30%	1,210,884	693,322
31 - 50%	2,157,130	1,689,190
51 - 70%	3,227,703	2,308,020
71 - 90%	1,664,885	1,503,703
Higher than 90%	322,967	57,577
	8,583,568	6,251,812

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
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
In 2023 there were no material changes to the nature of the liquidity risk exposures, how they arise or the Group’s objectives, policies and processes for managing them, although the Group continues to refine its internal risk management processes.
The responsibilities of the Liquidity Risk Management Framework are distributed between different committees and hierarchical levels, including: Board of Directors, Asset and Liability Committee (ALC), Officer in charge of Risk Management, Superintendent of Compliance, Risk Management and Internal Controls and Risk Coordination. These consider the internal and external factors affecting the liquidity of the Group, and a detailed daily monitoring of incoming and outgoing movements of loans and advances to customers, time deposits, savings, Agribusiness Credit Bills (LCA), Real Estate Secured Bonds (LCI), Guaranteed Real Estate Letters (LIG) and demand deposits is performed. Time deposits are analyzed according to the concentration, maturities, renewals, repurchases and new funding.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
d.Analyses of financial instruments by remaining contractual term
The table below presents the projected future realizable value of Inter’s financial assets and liabilities by contractual term:

	12/31/2023
	Note	Up to 3 months	3 months Up to 1 year	Above 1 year	Total
Financial assets
Cash and cash equivalents	8	4,259,379	—	—	4,259,379
Amounts due from financial institutions	9	3,718,506	—	—	3,718,506
Compulsory deposits at Central Bank of Brazil		2,664,415	—	—	2,664,415
Securities	10	412,674	290,149	16,165,289	16,868,112
Derivative financial assets	11	4,238	—	—	4,238
Loans and advances to customers	12.e	7,509,850	8,366,848	13,907,603	29,784,301
Other assets	17	—	—	109,682	109,682
Total		18,569,062	8,656,997	30,182,574	57,408,633

Financial liabilities
Liabilities with financial and similar institutions	18	7,913,830	1,608,639	—	9,522,469
Liabilities with customers	19	16,873,560	2,335,763	13,442,297	32,651,620
Securities issued	20	970,976	4,068,815	3,055,251	8,095,042
Derivative financial liabilities	11	295	9,686	5,082	15,063
Borrowing and onlending	21	5,283	81,839	20,290	107,412
Total		25,763,944	8,104,742	16,522,920	50,391,606

	12/31/2022
	Note	Up to 3 months	3 months to 1 year	Above 1 year	Total
Financial assets
Cash and cash equivalents	8	1,331,648	—	—	1,331,648
Amounts due from financial institutions	9	4,258,856	—	—	4,258,856
Compulsory deposits at Central Bank of Brazil		2,854,778	—	—	2,854,778
Securities	10	666,788	272,489	11,509,288	12,448,565
Loans and advances to customers	12.e	6,222,386	5,916,020	10,559,922	22,698,328
Other assets	17	—	—	87,318	87,318
Total		15,334,456	6,188,509	22,156,528	43,679,493

Financial liabilities
Liabilities with financial and similar institutions	18	7,906,897	—	—	7,906,897
Liabilities with customers	19	14,873,030	849,420	7,920,354	23,642,804
Securities issued	20	1,149,070	421,032	4,632,063	6,202,165
Derivative financial instruments	11	—	—	37,768	37,768
Borrowing and onlending	21	4,988	4,137	27,323	36,448
Total		23,933,985	1,274,589	12,617,508	37,826,082

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
e.Financial assets and liabilities using a current/non-current classification
The table below represents Group’s current financial assets (realized within 12 months of the reporting date), non-current financial assets (realized more than 12 months after the reporting date) and current financial liabilities (it is due to be settled within 12 months of the reporting date) and non-current financial liabilities (is due to be settled more than 12 months after the reporting date)

		12/31/2023
	Note	Current	Non-current	Total
Assets
Cash and cash equivalents	8	4,259,379	—	4,259,379
Amounts due from financial institutions	9	3,718,506	—	3,718,506
Compulsory deposits at Central Bank of Brazil		2,664,415	—	2,664,415
Securities	10	702,823	16,165,289	16,868,112
Derivative financial assets	11	4,238	—	4,238
Loans and advances to customers, net of provisions for expected loss	12	14,117,647	13,751,812	27,869,459
Other assets	17	—	109,682	109,682
Total		25,467,008	30,026,783	55,493,791

Liabilities
Liabilities with financial institutions	18	9,522,469	—	9,522,469
Liabilities with customers	19	19,209,323	13,442,297	32,651,620
Securities issued	20	5,039,791	3,055,251	8,095,042
Derivative financial liabilities	11	9,981	5,082	15,063
Borrowing and onlending	21	87,122	20,290	107,412
Total		33,868,686	16,522,920	50,391,606

		12/31/2022
	Note	Current	Non-current	Total
Assets
Cash and cash equivalents	8	1,331,648	—	1,331,648
Amounts due from financial institutions	9	4,258,856	—	4,258,856
Compulsory deposits at Central Bank of Brazil		2,854,778	—	2,854,778
Securities	10	939,277	11,509,288	12,448,565
Loans and advances to customers, net of provisions for expected loss	12	11,159,852	10,220,064	21,379,916
Other assets	17	—	87,318	87,318
Total		20,544,411	21,816,670	42,361,081

Liabilities
Liabilities with financial institutions	18	7,906,897	—	7,906,897
Liabilities with customers	19	15,722,450	7,920,354	23,642,804
Securities issued	20	1,570,102	4,632,063	6,202,165
Derivative financial liabilities	11	—	37,768	37,768
Borrowing and onlending	21	9,126	27,323	36,448
Total		25,208,575	12,617,508	37,826,082

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
f.Market risk
Market risk is the possibility of losses resulting from fluctuations in the fair value of financial instruments held by the Institution and its subsidiaries, including the risks of transactions subject to changes in foreign exchange rates, interest rates, stock prices and commodity prices.
At Inter&Co, market risk management has, among others, the objective of supporting the business areas, establishing processes and implementing tools necessary for the assessment and control of related risks, allowing the measurement and monitoring of risk levels, as defined by Senior Management.
The market risk policy is monitored by the Asset and Liability Committee. Market risk controls allow the analytical assessment of information and are in a constant process of improvements. The Institution and its subsidiaries have improved the internal aspects of risk management and mitigation.
Measurement
Within the risk management process, Inter&Co classifies its operations, including derivative financial instruments, as follows:
•    Trading book: considers all operations intended to be traded before their contractual maturity or intended to hedge the trading portfolio and which are not subject to limitations on their negotiability.
•    Banking book: considers operations not classified in the trading portfolio, the main characteristic of which is the intention to hold the respective operations until maturity.
In line with market practices, Inter&Co manages its risks dynamically, seeking to identify, measure, evaluate, monitor, report, control and mitigate the exposures to market risks of its own positions. One of the methods of assessing the positions subject to market risk is the Value at Risk (VaR) model. The methodology used to calculate the VaR is the parametric model with a confidence level (CL) of 99% and a time horizon (TH) of twenty one days.
We present below the 21-day VaR of the trading book:

R$ thousand	12/31/2023	12/31/2022
Risk factor	VaR 21 days	VaR 21 days
Price index coupons	2,730	4,133
Pre fixed interest rate	1,074	541
Foreign currency coupons	665	883
Foreign currencies	2,346	624
Share price	—	528
Subtotal	6,815	6,645

Diversification effects (correlation)	3,794	1,958
Value-at-Risk	3,021	4,687

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
We present below the VaR of the banking book:

R$ thousand	12/31/2023	12/31/2022
Risk factor	VaR 21 days	VaR 21 days
Price index coupons	425,156	234,172
Interest rate coupons	108,716	77,448
Pre fixed interest rate	49,019	55,003
Others	22,538	1,398
Subtotal	605,429	368,021

Diversification effects (correlation)	164,555	30,767
Value-at-Risk	440,874	367,458
g.Sensitivity analysis
To determine the sensitivity of the positions to market movements, a sensitivity analysis was carried out in different scenarios, considering the relevant risk factors in the period analyzed, and using scenarios that would negatively affect our positions, as follows:
•    Scenario I: based on market information, shocks were applied and 1 basis point for interest rates and 1% variation for prices (foreign currencies and shares);
•    Scenario II: shocks of 25% variation in market curves and prices were determined;
•    Scenario III: shocks of 50% variation in market curves and prices were determined.
It should be noted that the impacts reflect a static view of the portfolio and that the dynamism of the market and the composition of the portfolio means that these positions change continuously and do not necessarily reflect the position demonstrated here. The group has a process of continuous monitoring of market risk and, in the event of position/portfolio deterioration, mitigating actions are taken to minimize possible negative effects.

Exposures - R$ thousand
Banking and Trading book	Scenarios					12/31/2023
Risk factor	Rate variation in scenario 1	Scenario I	Rate variation in scenario 2	Scenario II	Rate variation in scenario 3	Scenario III
IPCA coupon	increase	(4,737)	increase	(561,583)	increase	(1,046,456)
IGP-M coupon	increase	(16)	—	—	increase	(549)
Pre-fixed rate	increase	(1,533)	increase	(367,626)	increase	(707,232)
TR coupon	increase	(800)	increase	(163,354)	increase	(289,028)
USD coupon	decrease	(5)	decrease	(718)	decrease	(1,447)

Exposures - R$ thousand
Banking and Trading book	Scenarios					12/31/2022
Risk factor	Rate variation in scenario 1	Scenario I	Rate variation in scenario 2	Scenario II	Rate variation in scenario 3	Scenario III
IPCA coupon	increase	(3,085)	increase	(421,495)	increase	(784,028)
IGP-M coupon	increase	(21)	increase	(2,949)	increase	(5,542)
Pre-fixed rate	Decrease	(470)	Decrease	(162,809)	Decrease	(338,073)
TR coupon	increase	(850)	increase	(188,954)	increase	(334,415)

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
h.Operational risk
Policy
Operational Risk Management aims to identify, evaluate and monitor risks, being defined as the risk of losses resulting from inadequate or failed internal processes, people and systems or external events. This definition includes legal risk, but excludes strategic and reputational risk.
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
•The procedures adopted and the information gathered to perform the assessment were appropriate;
•Higher levels of knowledge may have contributed to make better decisions; and
•There is an effective possibility of obtaining information for future assessments.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
7.Fair values of financial instruments
a.Financial instruments – Classification and fair values
Financial Instruments are classified into the following categories:
•    Amortized cost;
•    Fair value through other comprehensive income (FVOCI); and
•    Fair value through profit or loss (FVTPL).
The fair value of a financial asset or liability is measured using one of three approaches below, weighting the levels of the fair value hierarchy as follows:
•    Level I – instruments with prices traded in the active market;
•    Level II – using financial valuation techniques, weighing data and market variables; and
•    Level III – uses meaningful variables that are not based on market data.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
The following table sets forth the breakdown of financial assets and liabilities according to the accounting classification. It also shows the carrying amounts and fair values of financial assets and liabilities, including their levels in the fair value hierarchy. It does not include information on the fair value of financial assets and liabilities, when the carrying amount is a reasonable approximation of the fair value.

	Carrying amount				Fair value
	Fair value through profit or loss	Fair value through other comprehensive income	Amortized cost	Total	Level 1	Level 2	Level 3 (*)	Total
As of December 31, 2023
Financial assets
Cash and cash equivalents	—	—	4,259,379	4,259,379	—	—	—	—
Amounts due from financial institutions	—	—	3,718,506	3,718,506	—	—	—	—
Compulsory deposits at Central Bank of Brazil	—	—	2,664,415	2,664,415	—	—	—	—
Securities
Financial treasury bills (LFT)	—	9,212,930	—	9,212,930	9,212,930	—	—	9,212,930
National treasury bills (LTN)	—	415,471	—	415,471	415,471	—	—	415,471
National treasury notes (NTN)	—	3,931,671	—	3,931,671	3,931,671	—	—	3,931,671
Debentures	—	330,705	—	330,705	—	330,705	—	330,705
Certificates of real estate receivables	—	104,270	—	104,270	—	104,270	—	104,270
Financial bills	—	22,817	—	22,817	—	22,817	—	22,817
Commercial promissory notes	—	214,157	—	214,157	—	214,157	—	214,157
Fair value through other comprehensive income - FVOCI	—	14,232,021	—	14,232,021	13,560,072	671,949	—	14,232,021
Financial treasury bills (LFT)	420,336	—	—	420,336	420,336	—	—	420,336
Investment fund quotas	358,332	—	—	358,332	3,974	354,358	—	358,332
Certificates of real estate receivables	182,319	—	—	182,319	—	182,319	—	182,319
Certificates of agricultural receivables	64,371	—	—	64,371	—	64,371	—	64,371
Debentures	281,566	—	—	281,566	—	281,566	—	281,566
Financial bills	73,808	—	—	73,808	—	73,808	—	73,808
Bank deposit certificates	55,597	—	—	55,597	—	55,597	—	55,597
Commercial promissory notes	2,659	—	—	2,659	—	2,659	—	2,659
Agribusiness credit bills (LCA)	10,684	—	—	10,684	—	10,684	—	10,684
Real estate credit bills (LCI)	1,352	—	—	1,352	60	1,292	—	1,352
National treasury notes (NTN)	27,576	—	—	27,576	27,576	—	—	27,576
Fair value through profit or loss - FVTPL	1,478,600	—	—	1,478,600	451,946	1,026,654	—	1,478,600
Debentures	—	—	32,780	32,780	—	—	—	—
National treasury notes (NTN)	—	—	665,413	665,413	—	—	—	—
Rural product bill	—	—	459,298	459,298	—	—	—	—
Amortized cost	—	—	1,157,491	1,157,491	—	—	—	—
Derivative financial assets	4,238	—	—	4,238	—	4,238	—	4,238
Loans and advances to customers, net of provisions for expected loss	—	—	27,900,543	27,900,543	—	—	—	—
Other assets	109,682	—	—	109,682	—	—	109,682	109,682
Total	1,592,520	14,232,021	39,700,334	55,524,875	14,012,018	1,702,841	109,682	15,824,541

Financial liabilities
Liabilities with financial institutions	—	—	9,522,469	9,522,469	—	—	—	—
Liabilities with customers	—	—	32,651,620	32,651,620	—	—	—	—
Securities issued	—	—	8,095,042	8,095,042	—	—	—	—
Derivative financial liabilities	15,063	—	—	15,063	—	15,063	—	15,063
Borrowing and onlending	—	—	107,412	107,412	—	—	—	—
Total	15,063	—	50,376,543	50,391,606	—	15,063	—	15,063

(*)    The financial assets classified as “Level 3” consists substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”) to Wiz Soluções e Corretagem de Seguros S.A. on May 8, 2019. The purchase and sale contract included cash consideration of R$45,000 and contingent consideration will be based on the results of Inter Seguros’ EBITDA in 2021, 2022, 2023 and 2024.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023

	Carrying amount				Fair value
	Fair value through profit or loss	Fair value through other comprehensive income	Amortized cost	Total	Level 1	Level 2	Level 3 (*)	Total
As of December 31, 2022
Financial assets
Cash and cash equivalents	—	—	1,331,648	1,331,648	—	—	—	—
Amounts due from financial institutions	—	—	4,258,856	4,258,856	—	—	—	—
Compulsory deposits at Central Bank of Brazil	—	—	2,854,778	2,854,778	—	—	—	—
Securities
Financial treasury bills (LFT)	—	4,652,445	—	4,652,445	4,652,445	—	—	4,652,445
National treasury bills (LTN)	—	589,496	—	589,496	589,496	—	—	589,496
National treasury notes (NTN)	—	3,541,780	—	3,541,780	3,541,780	—	—	3,541,780
Debentures	—	684,153	—	684,153	328,622	355,531	—	684,153
Certificates of real estate receivables	—	203,350	—	203,350	—	203,350	—	203,350
Financial bills	—	5,771	—	5,771	—	5,771	—	5,771
Commercial promissory notes	—	22,551	—	22,551	—	22,551	—	22,551
Fair value through other comprehensive income - FVOCI	—	9,699,546	—	9,699,546	9,112,343	587,203	—	9,699,546
Financial treasury bills (LFT)	37,131	—	—	37,131	37,131	—	—	37,131
Investment fund quotas	529,903	—	—	529,903	341,185	188,718	—	529,903
Certificates of real estate receivables	44,453	—	—	44,453	—	44,453	—	44,453
Certificates of agricultural receivables	237,750	—	—	237,750	—	237,750	—	237,750
Debentures	435,755	—	—	435,755	51,099	384,656	—	435,755
Financial bills	101,467	—	—	101,467	—	101,467	—	101,467
Bank deposit certificates	44,638	—	—	44,638	3,523	41,115	—	44,638
Commercial promissory notes	5,157	—	—	5,157	—	5,157	—	5,157
Agribusiness credit bills (LCA)	20,413	—	—	20,413	—	20,413	—	20,413
Real estate credit bills (LCI)	1,613	—	—	1,613	225	1,388	—	1,613
Others	384	—	—	384	384	—	—	384
Fair value through profit or loss - FVTPL	1,458,664	—	—	1,458,664	433,547	1,025,117	—	1,458,664
Debentures	—	—	112,914	112,914	—	—	—	—
National treasury notes (NTN)	—	—	645,373	645,373	—	—	—	—
Rural product bill	—	—	532,068	532,068	—	—	—	—
Amortized cost	—	—	1,290,355	1,290,355	—	—	—	—
Loans and advances to customers, net of provisions for expected loss	—	—	21,379,916	21,379,916	—	—	—	—
Other assets	87,318	—	—	87,318	—	—	87,318	87,318
Total	87,318	—	29,825,198	29,912,516	—	—	87,318	87,318

Financial liabilities
Liabilities with financial institutions	—	—	7,906,897	7,906,897	—	—	—	—
Liabilities with customers	—	—	23,642,804	23,642,804	—	—	—	—
Securities issued	—	—	6,202,165	6,202,165	—	—	—	—
Derivative financial liabilities	37,768	—	—	37,768	—	37,768	—	37,768
Borrowing and onlending	—	—	36,448	36,448	—	—	—	—
Total	37,768	—	37,788,314	37,826,082	—	37,768	—	37,768

(*)    The financial assets classified as “Level 3” consists substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”) to Wiz Soluções e Corretagem de Seguros S.A. on May 8, 2019. The purchase and sale contract included cash consideration of R$45,000 and contingent consideration will be based on the results of Inter Seguros’ EBITDA in 2021, 2022, 2023 and 2024.
The methodology used for the measurement of financial assets and liabilities classified as “Level 2” (derivative financial instruments and securities) is the discounted present value technique, using the market rates disclosed by ANBIMA - “Brazilian Association of Financial and Capital Market Entities”, IBGE – “Brazilian Institute of Geography and Statistics” and B3.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
Reconciliation of Level 3 fair value
The following table shows a reconciliation of the opening balances to the closing balances investments categorized as Level 3:

Others assets
Financial assets at fair value through profit or loss
Balance at January 1, 2023	87,318
Total gains or losses (realized / unrealized)	22,364
Balance at December 31, 2023	109,682
During the period ended December 31, 2023, there were no change in the measurement method of financial assets and liabilities that entailed reclassification of financial assets and liabilities among the different levels of the fair value hierarchy.
8.Cash and cash equivalents

	12/31/2023	12/31/2022
Cash and cash equivalents in national currency	941,584	388,622
Cash and cash equivalents in foreign currency	225,308	223,528
Reverse repurchase agreements (a)	3,092,487	719,498
Total	4,259,379	1,331,648

(a)    Refers to operations (substantially interbank deposit investments) whose maturity, on the investment date, was equal to or less than 90 days and present an insignificant risk of change in fair value.
9.Amounts due from financial institutions, net of provisions for expected loss

	12/31/2023	12/31/2022
Interbank deposit investments	2,451,736	2,383,526
Loans to financial institutions (a)	1,236,536	1,845,665
Interbank onlending	31,487	31,805
Expected loss	(1,253)	(2,140)
Total	3,718,506	4,258,856

(a)    Refers substantially to the anticipation of receivables.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
10.Securities
a.Composition of securities net of expected losses:

	12/31/2023	12/31/2022
Fair value through other comprehensive income - FVOCI
Financial treasury bills (LFT)	9,212,930	4,652,445
National treasury notes (NTN)	3,931,671	3,541,780
National treasury bills (LTN)	415,471	589,496
Debentures	330,705	684,153
Commercial promissory notes	214,157	22,551
Certificates of real estate receivables	104,270	203,350
Certificates of agricultural receivables	22,817	—
Financial bills	—	5,771
Subtotal	14,232,021	9,699,546

Amortized cost
National treasury notes (NTN)	665,413	645,373
Rural product bill	459,298	532,068
Debentures	32,780	112,914
Subtotal	1,157,491	1,290,355

Fair value through profit or loss - FVTPL
Financial treasury bills (LFT)	420,336	37,131
Investment fund quotas	358,332	529,903
Debentures	281,566	435,755
Certificates of real estate receivables	182,319	44,453
Financial bills	73,808	101,467
Certificates of agricultural receivables	64,371	237,750
Bank deposit certificates	55,597	44,638
National treasury notes (NTN)	27,576	384
Agribusiness credit bills (LCA)	10,684	20,413
Commercial promissory notes	2,659	5,157
Real estate credit bills (LCI)	1,352	1,613
Subtotal	1,478,600	1,458,664

Total	16,868,112	12,448,565

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
As of December 31, 2023, the expected loss value of securities was R$ (33,701),(2022: R$ (30,333))
b.Breakdown of the carrying amount of securities by maturity, net of losses

	12/31/2023
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Book value
Fair value through other comprehensive income - FVOCI	—	22,176	478,209	4,389,513	9,342,123	14,232,021
Financial treasury bills (LFT)	—	—	135,277	2,478,757	6,598,896	9,212,930
National treasury notes (NTN)	—	—	177,973	1,288,316	2,465,382	3,931,671
National treasury bills (LTN)	—	—	—	415,471	—	415,471
Debentures	—	22,176	19,968	114,986	173,575	330,705
Commercial promissory notes	—	—	144,991	69,166	—	214,157
Certificates of real estate receivables	—	—	—	—	104,270	104,270
Certificates of agricultural receivables	—	—	—	22,817	—	22,817

Amortized cost	44,649	212,869	218,201	16,359	665,413	1,157,491
National treasury notes (NTN)	—	—	—	—	665,413	665,413
Rural product bill	44,649	192,874	205,416	16,359	—	459,298
Debentures	—	19,995	12,785	—	—	32,780

Fair value through profit or loss - FVTPL	368,025	55,104	422,135	218,214	415,122	1,478,600
Financial treasury bills (LFT)	4,065	671	320,737	86,496	8,367	420,336
Investment fund quotas	358,332	—	—	—	—	358,332
Debentures	3	5,974	25,383	18,422	231,784	281,566
Certificates of real estate receivables	—	966	2,138	62,714	116,501	182,319
Financial bills	939	26,049	21,305	16,935	8,580	73,808
Certificates of agricultural receivables	—	17	3,256	26,999	34,099	64,371
Bank deposit certificates	4,117	14,734	24,215	4,863	7,668	55,597
National treasury notes (NTN)	—	—	19,942	—	7,634	27,576
Agribusiness credit bills (LCA)	450	3,932	4,368	1,445	489	10,684
Commercial promissory notes	—	2,659	—	—	—	2,659
Real estate credit bills (LCI)	119	102	791	340	—	1,352
Total	412,674	290,149	1,167,876	4,624,086	10,422,658	16,868,112

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023

	12/31/2022
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Book value
Fair value through other comprehensive income - FVOCI	24,102	—	731,825	2,999,773	5,943,846	9,699,546
Financial treasury bills (LFT)	24,102	—	2	1,548,011	3,080,330	4,652,445
National treasury notes (NTN)	—	—	151,677	1,002,300	2,387,803	3,541,780
National treasury bills (LTN)	—	—	450,070	139,426	—	589,496
Debentures	—	—	120,255	270,448	293,450	684,153
Commercial promissory notes	—	—	1	22,550	—	22,551
Certificates of real estate receivables	—	—	7,721	15,877	179,752	203,350
Financial bills	—	—	2,099	1,161	2,511	5,771

Amortized cost	95,316	197,820	253,811	95,712	647,696	1,290,355
National treasury notes (NTN)	—	—	—	—	645,373	645,373
Rural product bill	79,539	176,658	177,836	95,712	2,323	532,068
Debentures	15,777	21,162	75,975	—	—	112,914

Fair value through profit or loss - FVTPL	547,370	74,669	182,240	300,408	353,977	1,458,664
Financial treasury bills (LFT)	—	—	14,407	22,724	—	37,131
Investment fund quotas	529,903	—	—	—	—	529,903
Debentures	2,139	5,434	71,217	181,272	175,693	435,755
Certificates of real estate receivables	5,236	583	17,926	5,180	15,528	44,453
Financial bills	—	50,848	40,820	5,023	4,776	101,467
Certificates of agricultural receivables	—	1,907	8,595	76,123	151,125	237,750
Bank deposit certificates	9,648	12,988	12,638	5,813	3,551	44,638
Agribusiness credit bills (LCA)	391	1,602	11,227	4,273	2,920	20,413
Commercial promissory notes	—	—	5,157	—	—	5,157
Real estate credit bills (LCI)	53	1,307	253	—	—	1,613
Other	—	—	—	—	384	384
Total	666,788	272,489	1,167,876	3,395,893	6,945,519	12,448,565
11.Derivative financial instruments
Inter engages in operations involving financial derivative instruments in the institution's risk management, as well as to meet the demands of its customers. These operations involve swaps, indices, and terms derivatives.
a.Derivative financial instruments – adjustment to fair value by maturity

	Notional	Amortized cost	Fair value	Up to 3 months	3 months to 1 year	1 year to 3 years	Above 3 years	12/31/2023	12/31/2022
Assets
Forward derivatives	6,289	4,213	4,213	2,944	1,269	—	—	4,213	—
Future derivatives	121,817	25	25	—	—	25	—	25	—
Total assets	128,106	4,238	4,238	2,944	1,269	25	—	4,238	—

Liabilities
Swap derivatives	40,500	(14,665)	(14,665)	—	(9,583)	(5,082)	—	(14,665)	(37,502)
Forward derivatives	20,038	(398)	(398)	(295)	(103)	—	—	(398)	(266)
Future derivatives	6,338,007	—	—	—	—	—	—	—	—
Total liabilities	6,398,545	(15,063)	(15,063)	(295)	(9,686)	(5,082)	—	(15,063)	(37,768)

Net effect	6,526,651	(10,825)	(10,825)	2,649	(8,417)	(5,057)	—	(10,825)	(37,768)

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
b.Forward and swap contracts – notional value

	Up to 3 months	3 months to 1 year	1 year to 3 years	Above 3 years	12/31/2023	12/31/2022
Long position	113,584	29,596	—	2,860	146,040	10,314
Forward derivatives	20,403	3,820	—	—	24,223	—
Future derivatives	93,181	25,776	—	2,860	121,817	10,314

Short position	929,624	981,600	2,231,995	2,237,392	6,380,611	681,478
Swap derivatives	—	27,000	13,500	—	40,500	78,000
Forward derivatives	—	2,103	—	—	2,103	—
Future derivatives	929,624	952,497	2,218,495	2,237,392	6,338,008	603,478
Total	1,043,208	1,011,196	2,231,995	2,240,252	6,526,651	691,792
Swap derivatives: The swaps were carried out with the purpose of mitigating the market risk associated with the mismatch between the indexes of the mortgage loan portfolio and the indexes of the funding portfolio. As of December 31, 2023, Inter had swap contracts in which one leg is indexed to CDI and the other leg is indexed IGP-M, with deposit of guarantee margin and recognized at their fair value.
Forward derivatives: Forward derivatives were carried out both to mitigate the market risks arising from Inter's exposure and to meet specific customer demands. Forward derivatives consider the purchase or sale of a certain asset based on a previously agreed price, with settlement at a future date.
Futures derivatives: Futures derivatives were entered into with the aim of mitigating (i) the risks arising from exposures linked to the exchange rate, including investments abroad, as well as (ii) the risks arising from the mismatch of interest rates on asset positions and funding rates.
Transactions involving derivative financial instruments (futures, currency forwards and swaps) are held in custody at B3 S.A. – Brasil, Bolsa, Balcão.
c.Hedge accounting - exposure
Inter applies hedge accounting for certain of its loans and advances to customers. Inter’s swaps are classified as hedging instruments in a Fair Value Hedge hedging the risks related to a portion of the real estate portfolio which is indexed to inflation rates. The hedged contracts from the real estate portfolio are measured at fair value in relation to the specific risk of being hedged.
Inter uses financial instruments to mitigate the impact of exchange rate variations on foreign investments in its accounting. Effective gains and losses on these instruments are recognized in a specific equity account in other comprehensive income, net of tax effects, and are only transferred to profit or loss in the event of hedge ineffectiveness or partial/total sale of the operation abroad. Ineffective hedge losses are recognized directly in profit or loss.

	12/31/2023	12/31/2022
Hedge instruments	5,811,750	133,789
Future DI (a)	3,755,670	—
IPCA (c)	1,728,330
Future dollar (b)	256,589	—
Swap (c)	71,161	133,789

Hedge object	5,826,436	132,981
Loans (a)	3,761,467	—
Investment abroad (b)	262,947	—
Real estate loans (c)	1,802,022	132,981

(a)    Refers to loan portfolios, including advance FGTS withdrawals and payroll loans;
(b)    Used to protect investments in subsidiaries abroad.
(c)    Refers to the real estate loan portfolio

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
12.Loans and advances to customers
a.Breakdown of balance

	12/31/2023		12/31/2022
Credit card	9,461,277	31.76%	6,870,565	30.27%
Real estate loans	8,583,568	28.82%	6,251,813	27.54%
Personal loans	7,138,744	23.97%	5,463,781	24.07%
Business loans	3,855,754	12.95%	3,392,500	14.95%
Agribusiness loans	744,958	2.50%	719,669	3.17%
Total	29,784,301	100.00%	22,698,328	100.00%

Provision for expected loss	(1,883,758)		(1,318,412)

Net balance	27,900,543		21,379,916
b.Concentration of the portfolio

	12/31/2023		12/31/2022
	Balance	% on Loans and advances to customers	Balance	% on Loans and advances to customers
Largest debtor	339,130	1.14%	344,660	1.52%
10 largest debtors	1,520,664	5.11%	1,431,237	6.31%
20 largest debtors	2,140,098	7.19%	1,980,249	8.72%
50 largest debtors	3,225,766	10.83%	2,734,599	12.05%
100 largest debtors	4,147,360	13.92%	3,758,241	16.56%
c.Breakdown by maturity

	12/31/2023	12/31/2022
Overdue by 1 day or more	3,599,256	2,817,985
To fall due in up to 3 months	3,910,594	3,381,978
To fall due between 3 to 12 months	8,366,848	5,916,020
To fall due in more than 12 months	13,907,603	10,582,345
Total	29,784,301	22,698,328
d.Concentration by economic sector

	12/31/2023	12/31/2022
Trade	3,043,733	1,041,875
Industries	1,586,293	1,359,184
Administrative activities	1,577,760	893,914
Financial activities	862,903	2,427,341
Construction	333,642	1,392,607
Agriculture	41,687	178,403
Other segments (a)	2,091,732	1,781,575
Business clients	9,537,750	9,074,899
Individual clients	20,246,551	13,623,429
Total	29,784,301	22,698,328

(a)    Mainly refers to real estate activities, communication services, transport, storage and mailing.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
e.Analysis of changes in loans and advances to customers by stage:

Stage 1	Opening balance at 01/01/2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2023
Credit card	5,893,995	(1,006,343)	(172)	87,520	82	(3,367,608)	—	6,466,234	8,073,708
Real estate loans	5,843,066	(1,306,165)	(254)	760,010	63,552	(733,834)	—	3,305,094	7,931,469
Personal loans	4,941,344	(461,393)	(1,583)	294,992	1,768	(823,872)	—	2,582,333	6,533,589
Business loans	3,378,982	(56,237)	—	25,502	—	(8,093,169)	—	8,574,335	3,829,413
Agribusiness loans	718,115	(11,991)	—	—	—	(733,371)	—	765,373	738,126
Total	20,775,502	(2,842,129)	(2,009)	1,168,024	65,402	(13,751,854)	—	21,693,369	27,106,305

Stage 2	Opening balance at 01/01/2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2023
Credit card	335,422	(87,520)	(1,600,916)	1,006,343	—	(1,338,807)	—	2,091,474	405,996
Real estate loans	280,633	(760,010)	(500,742)	1,306,165	264,051	(55,981)	—	(19,069)	515,047
Personal loans	290,510	(294,992)	(382,699)	461,393	31,643	(253,754)	—	465,361	317,462
Business loans	10,476	(25,502)	(30,140)	56,237	2,130	(1,858)	—	(1,143)	10,200
Agribusiness loans	—	—	(3,391)	11,991	—	(5,071)	—	(88)	3,441
Total	917,041	(1,168,024)	(2,517,888)	2,842,129	297,824	(1,655,471)	—	2,536,535	1,252,146

Stage 3	Opening balance at 01/01/2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2022
Credit card	641,147	(82)	—	172	1,600,916	(422,103)	(891,631)	53,154	981,573
Real estate loans	128,113	(63,552)	(264,051)	254	500,742	(135,755)	(25,211)	(3,488)	137,052
Personal loans	231,929	(1,768)	(31,643)	1,583	382,699	(111,720)	(200,522)	17,135	287,693
Business loans	3,042	—	(2,130)	—	30,140	(984)	(3,173)	(10,754)	16,141
Agribusiness loans	1,554	—	—	—	3,391	—	(1,554)	—	3,391
Total	1,005,785	(65,402)	(297,824)	2,009	2,517,888	(670,562)	(1,122,091)	56,047	1,425,850

Consolidated					Opening balance at 01/01/2023	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2023
Credit card					6,870,564	(5,128,518)	(891,631)	8,610,862	9,461,277
Real estate loans					6,251,812	(925,570)	(25,211)	3,282,537	8,583,568
Personal loans					5,463,783	(1,189,346)	(200,522)	3,064,829	7,138,744
Business loans					3,392,500	(8,096,011)	(3,173)	8,562,438	3,855,754
Agribusiness loans					719,669	(738,442)	(1,554)	765,285	744,958
Total					22,698,328	(16,077,887)	(1,122,091)	24,285,951	29,784,301

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023

Stage 1	Opening balance at 01/01/2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2022
Credit card	4,335,868	(49,584)	(933)	1,479	3	(1,037,570)	—	2,644,732	5,893,995
Real estate loans	4,782,311	(121,381)	(61,009)	83,149	15,438	(697,843)	(554)	1,842,955	5,843,066
Personal loans	3,375,417	(90,452)	(84,468)	6,801	836	(360,885)	(2,960)	2,097,055	4,941,344
Business loans	2,962,935	(909)	(6,099)	2,118	5,227	(2,098,349)	(802)	2,514,861	3,378,982
Agribusiness loans	700,191	—	(1,535)	—	—	(589,045)	—	608,504	718,115
Total	16,156,722	(262,326)	(154,044)	93,547	21,504	(4,783,692)	(4,316)	9,708,107	20,775,502

Stage 2	Opening balance at 01/01/2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2022
Credit card	90,647	(1,479)	(1,323)	49,584	25	(65,998)	(20,321)	284,287	335,422
Real estate loans	224,817	(83,149)	(28,657)	121,381	12,376	(38,157)	(567)	72,589	280,633
Personal loans	86,023	(6,801)	(31,142)	90,452	548	(25,423)	(3,538)	180,391	290,510
Business loans	4,923	(2,118)	(2,634)	909	10,006	(133)	(35)	(442)	10,476
Agribusiness loans	—	—	—	—	—	—	—	—	—
Total	406,410	(93,547)	(63,756)	262,326	22,955	(129,711)	(24,461)	536,825	917,041

Stage 3	Opening balance at 01/01/2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2022
Credit card	371,803	(3)	(25)	933	1,323	(321,232)	(50,179)	638,527	641,147
Real estate loans	114,283	(15,438)	(12,376)	61,009	28,657	(54,798)	(12,367)	19,143	128,113
Personal loans	117,843	(836)	(548)	84,468	31,142	(29,061)	(59,232)	88,153	231,929
Business loans	49,301	(5,227)	(10,006)	6,099	2,634	(27,934)	(6,110)	(5,715)	3,042
Agribusiness loans	—	—	—	1,535	—	—	—	19	1,554
Total	653,230	(21,504)	(22,955)	154,044	63,756	(433,025)	(127,888)	740,127	1,005,785

Consolidated					Opening balance at 01/01/2022	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2022
Credit card					4,798,318	(1,424,800)	(70,500)	3,567,546	6,870,564
Real estate loans					5,121,411	(790,798)	(13,488)	1,934,687	6,251,812
Personal loans					3,579,283	(415,369)	(65,730)	2,365,599	5,463,783
Business loans					3,017,159	(2,126,416)	(6,947)	2,508,704	3,392,500
Agribusiness loans					700,191	(589,045)	—	608,523	719,669
Total					17,216,362	(5,346,428)	(156,665)	10,985,059	22,698,328

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
f.Analysis of changes in expected losses by stage

Stage 1	Opening balance at 01/01/2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2023
Credit card	296,909	(359,988)	(52)	26,254	53	—	445,236	408,412
Real estate loans	66,484	(95,396)	(50)	30,638	7,554	—	40,700	49,930
Personal loans	98,516	(72,948)	(13)	31,534	866	—	48,680	106,635
Business loans	12,099	(2,921)	—	141	—	—	3,540	12,859
Agribusiness loans	11,606	(2,113)	—	—	—	—	1,629	11,122
Total	485,614	(533,366)	(115)	88,567	8,473	—	539,785	588,958

Stage 2	Opening balance at 01/01/2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2023
Credit card	174,466	(26,254)	(1,032,014)	359,988	—	—	749,585	225,771
Real estate loans	16,939	(30,638)	(83,197)	95,396	21,030	—	20,180	39,710
Personal loans	90,088	(31,534)	(212,221)	72,948	5,329	—	165,077	89,687
Business loans	899	(141)	(4,492)	2,921	44	—	1,558	789
Agribusiness loans	—	—	(1,626)	2,113	—	—	460	947
Total	282,392	(88,567)	(1,333,550)	533,366	26,403	—	936,860	356,904

Stage 3	Opening balance at 01/01/2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2023
Credit card	402,826	(53)	—	52	1,032,014	(891,631)	165,778	708,986
Real estate loans	19,127	(7,554)	(21,030)	50	83,197	(25,211)	(4,487)	44,092
Personal loans	127,149	(866)	(5,329)	13	212,221	(200,521)	75,376	208,043
Business loans	328	—	(44)	—	4,492	(3,173)	4,628	6,231
Agribusiness loans	976	—	—	—	1,626	(1,554)	580	1,628
Total	550,406	(8,473)	(26,403)	115	1,333,550	(1,122,090)	241,875	968,980

Consolidated					Opening balance at 01/01/2023	Write-off for loss	Constitution/ (Reversal)(a)	Ending balance at 12/31/2023
Credit card					874,201	(891,631)	1,360,599	1,343,169
Real estate loans					102,550	(25,211)	56,393	133,732
Personal loans					315,753	(200,521)	289,133	404,365
Business loans					13,326	(3,173)	9,726	19,879
Agribusiness loans					12,582	(1,554)	2,669	13,697
Total					1,318,412	(1,122,090)	1,718,520	1,914,842

(a)The movement includes the values of provisions for commitments as shown in note 23.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023

Stage 1	Opening balance at 01/01/2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2022
Credit card	202,481	(2,825)	(89)	852	2	—	96,488	296,909
Real estate loans	49,569	(3,161)	(1,737)	4,258	2,305	(6)	15,256	66,484
Personal loans	57,344	(2,737)	(3,110)	924	396	(1,023)	46,722	98,516
Business loans	12,587	(4)	(288)	41	559	(77)	(719)	12,099
Agribusiness loans	25,676	—	(56)	—	—	—	(14,014)	11,606
Total	347,657	(8,727)	(5,280)	6,075	3,262	(1,106)	143,733	485,614

Stage 2	Opening balance at 01/01/2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2022
Credit card	29,101	(852)	(383)	2,825	12	(4,974)	148,737	174,466
Real estate loans	13,361	(4,258)	(1,876)	3,161	1,848	(36)	4,739	16,939
Personal loans	11,094	(924)	(3,324)	2,737	314	(1,067)	81,258	90,088
Business loans	324	(41)	(282)	4	1,070	—	(176)	899
Agribusiness loans	—	—	—	—	—	—	—	—
Total	53,880	(6,075)	(5,865)	8,727	3,244	(6,077)	234,558	282,392

Stage 3	Opening balance at 01/01/2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2022
Credit card	186,157	(2)	(12)	89	383	(25,348)	241,559	402,826
Real estate loans	17,062	(2,305)	(1,848)	1,737	1,876	(1,846)	4,451	19,127
Personal loans	73,065	(396)	(314)	3,110	3,324	(47,568)	95,928	127,149
Business loans	3,110	(559)	(1,070)	288	282	(654)	(1,069)	328
Agribusiness loans	—	—	—	56	—	—	920	976
Total	279,394	(3,262)	(3,244)	5,280	5,865	(75,416)	341,789	550,406

Consolidated					Balance at 01/01/2022	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2022
Credit card					417,739	(30,322)	486,784	874,201
Real estate loans					79,992	(1,888)	24,446	102,550
Personal loans					141,503	(49,658)	223,908	315,753
Business loans					16,021	(731)	(1,964)	13,326
Agribusiness loans					25,676	—	(13,094)	12,582
Total					680,931	(82,599)	720,080	1,318,412
13.Non-current assets held for sale
The balance of non-current assets held for sale comprises assets originally received as collateral for loans and advances to customers, which were repossessed. The amount of real state held for sale on December 31, 2023 was R$ 174,355 (December 31, 2022: R$ 166,943).

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
14.Equity accounted investees
a.Equity:

	% in share capital		Equity accounted investees
Investees	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Granito Soluções em Pagamento S.A.(a)	50.0%	45.0%	80,233	62,582
Total			80,233	62,582
Other investments			10,401	9,508
Total			90,634	72,090

(a)On May 4, 2023, Banco Inter S.A. concluded the acquisition of additional 5% of the share capital of Granito Instituição de Pagamento S.A. (“Granito”), held by minority shareholders, for the amount of R$ 10 million (“Acquisition paid in cash”). The acquisition was accounted for using the equity method.
b.Loss from equity interests in associates:

Investees	2023	2022	2021
Granito Soluções em Pagamento S.A.	(32,040)	(17,384)	(8,764)
Total	(32,040)	(17,384)	(8,764)
15.Property and equipment
a.Breakdown of property and equipment:

		12/31/2023
	Annual depreciation rate	Historical cost	Accumulated depreciation	Carrying Amount
Right-of-use assets - buildings and equipment	4% to 10%	117,873	(9,193)	108,680
Buildings	4%	39,062	(10,896)	28,166
Furniture and equipment	10%	35,508	(10,370)	25,138
Data processing systems	20%	16,907	(13,364)	3,543
Construction in progress	—	2,020	—	2,020
Total		211,370	(43,823)	167,547

		12/31/2022
	Annual depreciation rate	Historical Cost	Accumulated Depreciation	Carrying Amount
Right-of-use assets - buildings and equipment	4% to 10%	144,387	(7,616)	136,771
Buildings	4%	37,447	(25,149)	12,298
Furniture and equipment	10%	23,601	(2,069)	21,532
Data processing systems	20%	15,636	(12)	15,624
Construction in progress	—	1,794	—	1,794
Total		222,865	(34,846)	188,019

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
b.Changes in property and equipment:

	Balance at 12/31/2022	Addition	Transfer	Write-offs	Exchange rate changes	Balance at 12/31/2023
Historical cost
Buildings	37,447	1,778	(163)	—	—	39,062
Furniture and equipment	23,601	12,028	1,093	(614)	(600)	35,508
Data processing systems	15,636	424	847	—	—	16,907
Construction in progress	1,794	226	—	—	—	2,020
Total	78,478	14,456	1,777	(614)	(600)	93,497

Accumulated depreciation
Buildings	(25,149)	(3,395)	17,648	—	—	(10,896)
Furniture and equipment	(2,069)	(2,759)	(5,855)	91	222	(10,370)
Data processing systems	(12)	(160)	(13,570)	377	—	(13,365)
Total Accumulated depreciation	(27,230)	(6,314)	(1,777)	468	222	(34,631)

Total	51,248	8,142	—	(146)	(378)	58,866

	Balance at 12/31/2021	Addition	Business combination	Transfer	Write-offs	Balance at 12/31/2022
Historical cost
Buildings	27,608	8,628	—	1,279	(68)	37,447
Furniture and equipment	14,012	3,552	6,464	(409)	(18)	23,601
Data processing systems	14,390	1,253	—	—	(7)	15,636
Construction in progress	—	2,254	—	(460)	—	1,794
Total	56,010	15,687	6,464	410	(93)	78,478

Accumulated depreciation
Buildings	(14,721)	(5,478)	—	(5,005)	55	(25,149)
Furniture and equipment	(5,064)	(373)	(1,183)	4,529	22	(2,069)
Data processing systems	(73)	(6)	—	66	1	(12)
Total	(19,858)	(5,857)	(1,183)	(410)	78	(27,230)

Total	36,152	9,830	5,281	—	(15)	51,248
c.    Right-of-use assets

Buildings and equipment
Balance at January 1, 2023	136,771
Additions to right-of-use assets	3,425
Depreciation charge for the year	(1,577)
Lease termination of non-renewed contracts/write-offs	(29,939)
Balance at December 31, 2023	108,680

Buildings and equipment
Balance at January 1, 2022	136,686
Additions to right-of-use assets	13,323
Depreciation charge for the year	(3,875)
Lease termination of non-renewed contracts/write-offs	(9,363)
Balance at December 31, 2022	136,771

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
16.Intangible assets
a.Breakdown of intangible assets

		12/31/2023			12/31/2022
	Annual amortization rate	Historical cost	Accumulated amortization	Carrying amount	Historical cost	Accumulated amortization	Carrying amount
Development costs	20%	360,818	(119,107)	241,711	234,400	(48,835)	185,565
Intangible assets in progress	—	288,045	—	288,045	279,675	—	279,675
Software	17%	457,210	(283,993)	173,217	336,495	(204,278)	132,217
Customer portfolio	20%	13,965	(7,369)	6,596	13,965	(5,589)	8,376
Goodwill	—	635,735	—	635,735	632,796	—	632,796
Total		1,755,773	(410,469)	1,345,304	1,497,331	(258,702)	1,238,629
b.Changes in intangible assets

	12/31/2022	Addition	Write-offs	Transfers	Business Combination	Amortization	12/31/2023
Development costs	185,565	40,746	(195)	86,648	—	(71,053)	241,711
Intangible assets in progress	279,675	143,625	(188)	(135,067)	—	—	288,045
Software	132,217	72,338	(42)	48,419	—	(79,715)	173,217
Customer portfolio	8,376	—	—	—	—	(1,781)	6,596
Goodwill	632,796	—	—	—	2,939	—	635,735
Total	1,238,629	256,709	(425)	—	2,939	(152,549)	1,345,304

	12/31/2021	Addition	Write-offs	Transfers	Business Combination	Amortization	12/31/2022
Development costs	115,417	30	(253)	104,675	—	(34,304)	185,565
Intangible assets in progress	177,979	211,994	(7,042)	(103,256)	—	—	279,675
Software	47,150	54,934	(2,041)	(1,419)	155,622	(122,029)	132,217
Customer portfolio	10,329	—	(103)	—	—	(1,850)	8,376
Goodwill (a)	78,037	—	—	—	554,759	—	632,796
Total	428,912	266,958	(9,439)	—	710,381	(158,183)	1,238,629

(a)    Refers to the acquisition of Inter & Co Payments, Inc as disclosed in explanatory note 4 of business combination.
17.Other assets

	12/31/2023	12/31/2022
Prepaid expenses (a)	351,627	321,830
Recoverable taxes	327,585	176,513
Commissions and bonus receivable (b)	226,520	113,546
Premium or discount on transfer of financial assets	189,019	71,460
Sundry debtors (c)	171,143	91,627
Pending settlements (d)	148,613	277,953
Amount receivable from the sale of investments	109,682	87,318
Early settlement of credit operations	79,278	23,328
Unbilled services provided	55,659	31,870
Agreements on sales of properties receivable	45,961	38,467
Advances to third parties	29,690	23,911
Others (e)	390,454	167,685
Total	2,125,231	1,425,508

(a)    Refer substantially to the cost of acquisition of digital account customers and expenses on portability to process;
(b)    Refers mainly to bonus receivable from the commercial agreement signed with Mastercard, Liberty and Sompo;
(c)    Refers mainly to portability amounts to be processed, credit card amounts to be processed, negotiation and intermediation of amounts and debtors by judicial deposit. and;
(d)     Pending settlements: refers mainly to settlement balances receivable from B3.
(e)     Previously presented as “Foreign Exchange Operations” and “Other Securities”.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
18.Liabilities with financial institutions

	12/31/2023	12/31/2022
Payables with credit card network	6,801,035	5,228,314
Interbank deposits	1,647,866	732,528
Securities sold under agreements to repurchase	1,011,092	1,902,873
Others	62,476	43,182
Total	9,522,469	7,906,897
19.Liabilities with customers

	12/31/2023	12/31/2022
Time deposits (a)	28,158,459	10,517,060
Demand deposits	2,572,536	11,566,826
Savings deposits	1,540,604	1,307,055
Creditors by resources to release	380,021	251,863
Total	32,651,620	23,642,804

(a)    The variation in balances between the periods is due to the launch of the “Conta com Pontos" product.
20.Securities issued

	12/31/2023	12/31/2022
Real estate credit bills	7,898,500	5,794,144
Financial Bills	147,876	67,014
Agribusiness credit bills	48,666	341,007
Total	8,095,042	6,202,165
21.Borrowing and onlending

	12/31/2023	12/31/2022
Onlending obligations - Tesouro Funcafé (a)	81,838	6,000
Onlending obligations – Caixa Econômica Federal (b)	20,292	22,231
Onlending obligations – BNDES (c)	5,282	8,139
Others	—	78
Total	107,412	36,448

(a)    Refers to rural credit operations with Funcafé (at a fixed rate of 8% p.a.);
(b)    Refers to on-lending operations for real estate loans taken out with Caixa Econômica Federal (at rates of between 4.5% and 6% p.a.); and
(c)    Refers to Working Capital operations with BNDES (at a fixed rate of up to 6.87% p.a.).
22.Tax liabilities

	12/31/2023	12/31/2022
Income tax and social contribution	287,978	114,493
PIS/COFINS	27,717	20,542
INSS/FGTS	19,392	14,842
Others	28,175	16,988
Total	363,262	166,865

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
23.Provisions and contingent liabilities

	12/31/2023	12/31/2022
Provision for legal and administrative proceedings	39,368	28,118
Provision for expected credit losses on loan commitments (a)	31,084	29,331
Total	70,452	57,449

(a)    Inter recognizes expected losses for financial assets on loan commitments that include both a used component and an unused loan commitment component. To the extent that the combined value of expected credit losses exceeds the gross carrying amount of the financial asset, the remaining balance is presented as a provision.
a.Provisions
The Group's legal entities, in the normal course of their activities, are parties to tax, social security, labor and civil lawsuits. The respective provisions were made taking into account the laws in force, the opinion of legal advisors, the nature and complexity of the cases, case law, past loss experience and other relevant criteria that allow the most adequate estimate.
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
Changes in provisions

	Labor	Civil	Total
Balance at December 31, 2022	3,788	24,330	28,118
Constitution/increase in provision	3,429	35,126	38,555
Payments	(1,235)	(26,070)	(27,305)
Balance at December 31, 2023	5,982	33,386	39,368

Balance at December 31, 2021	3,312	18,370	21,682
Constitution/increase in provision	1,029	24,903	25,932
Payments	(553)	(18,943)	(19,496)
Balance at December 31, 2022	3,788	24,330	28,118
b.Contingent tax liabilities classified as possible losses
The main proceedings with this classification are:
Income tax and social contribution on net income – IRPJ and CSLL
On August 30, 2013, a tax assessment notice was issued (referring to some expenses considered as non-deductible) requiring the payment of amounts of income tax and social contribution related to the calendar years 2008 to 2009. As of December 31, 2023, these amounted to R$33,390 (R$29,963 on December 31, 2022).

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
COFINS
The Company is discussing its COFINS obligations from 1999 to 2008 in court, due to the Federal Revenue Service's understanding that financial revenues should be included in the calculation basis of this contribution. Inter has a Federal Supreme Court decision, dated December 19, 2005, granting the right to collect COFINS based only on the revenue from services rendered, instead of the total revenue that would include financial revenues.
In 2005, Inter obtained a favorable final and unappealable decision from the Federal Supreme Court, granting it the right to pay COFINS based only on the revenue from services rendered, instead of the total revenue that would include financial revenues.
During the period from 1999 to 2006, Inter made judicial deposits and/or made the payment of the obligation. In 2006, through a favorable decision by the Supreme Federal Court and the express consent of the Federal Revenue Service, Inter's judicial deposit was released. Additionally, the authorization to use the credits, for amounts previously overpaid, against current obligations, was homologated without challenge by the Federal Revenue Service on May 11, 2006. Subsequently, the Federal Revenue Service challenged the procedures adopted by Inter, applying the understanding that financial revenues should be included in the COFINS calculation basis.
After the enactment of Law 12.973/14, Inter modified its procedures to include financial revenues in the COFINS calculation basis and, therefore, all the taxable events involved in Inter’s discussions are prior to this law.
Currently, the application of the res judicial (final and unappealable ruling) is being discussed in a lawsuit that ensured Inter the right not to pay COFINS on financial revenues.

Process type	12/31/2023	12/31/2022
Action for the annulment of a tax debt	39,651	28,459
Infraction notice	24,132	22,340
Clearing Statement	1,261	1,473
Total	65,044	52,272
24.Other liabilities

	12/31/2023	12/31/2022
Payments to be processed (a)	1,150,536	648,887
Social and statutory provisions (b)	139,752	77,383
Lease liabilities (Note 24.a)	120,395	146,705
Pending settlements (c)	118,307	31,352
Contract liabilities (d)	41,785	45,364
Agreements	27,979	33,736
Other liabilities	298,494	190,100
Total	1,897,248	1,173,527

(a)    The balance is substantially composed of: credit operation installments to be transferred, payment orders to be settled, suppliers to be paid, liabilities from business combination and fees to be paid;
(b)    Previously presented as “Provisions for salaries, vacations and other labor charges”;
(c)     Refer to customer operations intended for carrying out business with fixed income securities, shares, commodities and financial assets, which will be settled within a maximum period of D+5;
(d)    The balance consists of amounts received, not yet recognized in the income statement arising from the exclusive contract for insurance products signed between the subsidiary Inter Digital Corretora and Consultoria de Seguros Ltda. (“Inter Seguros”) and Liberty Seguros.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
a.Lease liabilities
The changes in lease liabilities as of December 31, 2023 and year ended December 31, 2022 are as follows:

Balance at January 1, 2023	146,705
New contracts	3,460
Payments	(37,678)
Accrued interest	7,908
Ending balance at December 31, 2023	120,395

Balance at January 1, 2022	137,085
New contracts	1,225
Payments	(38,882)
Accrued interest	47,277
Ending balance at December 31, 2022	146,705
Lease maturity
The maturity of the lease liabilities is as follows:

	12/31/2023	12/31/2022
Up to 1 year	6,016	2,890
From 1 year to 5 years	10,431	26,009
Above 5 years	103,948	117,806
Total	120,395	146,705
25.Equity
a.Share capital

Data	Class A	Class B	Total
12/31/2023	285,153,435	117,037,105	402,190,540
12/31/2022	284,765,936	117,037,105	401,803,041
During 2023, we issued a total of 317,394 new Class A common shares to the beneficiaries of our incentive plans. We have also transferred the shares we held in treasury to the beneficiaries of our incentive plans. On December 31, 2023, we had a total of 285,153,435 Class A common shares and 117,037,105 issued as class B shares.
At December 31, 2023, Inter & Co, Inc.'s authorized share capital is US$50,000 divided into 20,000,000,000 shares with par value of US$0.0000025 each, of which (i) 10,000,000,000 class A shares, (ii) 5,000,000,000 class B shares and (iii) 5,000,000,000 shares with rights designated by the Company's Board of Directors. The share capital comprising shares issued refers to the authorized capital. The paid-up share capital of Inter & Co. Inc was R$13 at December 31, 2023 (December 31, 2022: R$13).
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

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
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
The special rights granted to holders of Class A and Class B shares in this consolidated financial information are the same as those applied in the consolidated financial statements of Inter & Co, Inc. for the year ended December 31, 2022.
b.Reserves
As of December 31, 2023, the reserves amounted to R$8,147,285. In the year ended December 31, 2022, Inter & Co, Inc. concluded the final stage of its corporate reorganization, as mentioned in Note 1. Accordingly, the reserve amount of R$7,817,670 refers to the transfer from non-controlling interest to equity of Inter & Co, Inc of the Banco Inter shareholders that exchanged their shares of Banco Inter for shares and/or BDRs to the equity of Inter & Co, Inc.
c.Other comprehensive income
As of December 31, 2023, Inter & Co, Inc’s accumulated other comprehensive income in equity amounted to R$(675,488), (December 31, 2022: R$(825,301)), which comprises the fair value of financial assets at FVOCI and exchange rate change adjustments of subsidiary abroad and taxes.
d.Dividends and interest on equity
As of December 31, 2023, and for the year ended December 31, 2022, Inter & Co, Inc. did not announce the payment of dividends to its shareholders. As of December 31, 2023, Inter Food paid interest on equity to non-controlling shareholders in the amount of R$23,600. In the same period, Banco Inter and Inter Holding Financeira S.A made payments of interest on equity in the amount of R$50,000 and R$25,781 to controlling shareholders.
In the year ended December 31, 2022, Banco Inter paid interest on equity to controlling shareholders in the amount of R$38,056. Inter Digital and Inter Food paid dividends to non-controlling shareholders in the amount of R$25,812 and R$12,030, respectively.

Dividend/ interest on equity declared by the company and subsidiaries	2023	2022	2021
Inter & Co	—	—	9,307
Banco Inter (a)	50,000	38,056	10,373
Inter Holding Fin (b)	25,781	—	—
Inter Food (c)	23,600	12,030	—
Inter Digital (c)	—	25,812	—
Total	99,381	75,898	19,680

(a)    Amount paid to the controlling company Inter Holding;;
(b)    Amount paid to the parent company Inter & Co, inc.;
(c)    Amount paid to non-controllers.
e.Basic and diluted earnings (loss) per share
Basic and diluted earnings/(loss) per share is as follows:

	2023	2022	2021
Profit (loss) attributable to Owners of the company (In thousands of Reais)	302,343	(11,090)	(36,348)
Average number of shares outstanding	401,773,841	401,159,541	2,540,716,879
Basic earnings (loss) per share (R$)	0.75	(0.03)	(0.01)
Diluted earnings (loss) per share (R$)	0.75	(0.03)	(0.01)

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
Basic and diluted earnings (loss) per share are presented based on the aggregate of the two classes, A and B, and are calculated by dividing the profit (loss) attributable to the parent company by the weighted average number of shares of each class outstanding in the years.
On December 31, 2023, Inter&Co reported dilutive effects for the purpose of calculating diluted earnings per share. These effects were due to shares granted under share-based payment plans, with a weighted average quantity of 103,520.
f.Non-controlling interest
As of December 31, 2023, the balance of non-controlling interests is R$124,881 (December 31, 2022: R$96,722).
g.Reflex reserve
As of December 31, 2023, the reserve reflex is R$44,217 (December 31, 2022: R$(125,299)). The reflex reserve is mainly composed by equity-settled share-based payment from Banco Inter.
26.Interest income

	2023	2022	2021
Interest income
Credit card (a)	1,246,489	717,467	245,100
Personal loans (a)	1,117,470	583,307	319,456
Real estate loans (a)	925,900	714,011	579,506
Business loans (a)	521,929	450,650	186,132
Amounts due from financial institutions	497,054	221,136	71,106
Prepayment of receivables (a)	242,443	101,704	12,541
Others	(1,458)	14,383	21,587
Total interest income	4,549,827	2,802,658	1,435,428

Interest expenses
Term deposits	(1,631,470)	(1,028,817)	(274,241)
Funding in the open market (b)	(1,016,636)	(760,511)	(231,247)
Financial institutions deposits	(131,020)	(35,469)	(8,022)
Saving	(91,926)	(80,993)	(25,640)
Others	(16,521)	(67,060)	(4,092)
Total	(2,887,573)	(1,972,850)	(543,242)

(a)    Previously presented in the line of “Loans and advances to customers”.
(b)    Previously presented in the lines of “Securities issued” and “Securities acquired with agreements to resell”.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
27.Income from securities and derivatives

	2023	2022	2021
Income from securities	1,615,108	1,471,738	745,614
Fair value through other comprehensive income	1,284,794	1,100,971	660,585
Fair value through profit or loss	194,250	209,400	(58,754)
Amortized cost	136,064	161,367	143,783
Income from Derivatives (a)	(69,273)	33,883	(48,331)
Future dolar contracts	33,250	34,984	2,839
Forward contracts	(2,445)	4,475	8,987
Futures contracts and swaps (b)	(100,078)	(5,576)	(60,157)
Total	1,545,835	1,505,621	697,283

(a)    In 2023, management chose to change the form of disclosure of the explanatory note for the results of securities and derivatives for better presentation, with this, the “Results of securities” that were presented in explanatory note 10, came to be combined with the result of derivatives.
(b)    For the year ended December 31, 2023, the fair value adjustment of the hedge object offset the effects of the result of derivatives subject to Hedge Accounting.
28.Net revenues from services and commissions

	2023	2022	2021
Interchange (a)	820,630	617,552	369,340
Commissions (b)	536,580	523,889	314,586
Income from bank fees	89,507	62,544	7,052
Asset management fees (c)	64,472	30,925	50,992
Securities placement, custody and brokerage	26,300	36,508	42,182
Other	69,945	18,059	9,780
Cashback expenses (d)	(236,482)	(321,438)	(251,363)
Inter Loop (e)	(66,571)	—	—
Revenues from services and commissions	1,304,382	968,039	542,569

(a)     Refers to card operations. Previously presented as "income from exchange"
(b)     Previously presented in the lines “Revenue from services and commissions” and “Revenue from commissions and intermediation”.
(c)     Previously presented as "'Third parties' funds administration”.
(d)     Refer to amounts paid to customers as an incentive to purchase or use products. This balance is deducted directly from revenue from services and commissions; and.
(e)     This is a loyalty and rewards program offered by Banco Inter. Through this program, bank customers accumulate points in their transactions and financial operations and can exchange them for benefits, discounts, products or services.
29.Other revenues

	2023	2022	2021
Performance fees (a)	135,260	150,401	102,863
Revenue foreign exchange	88,708	99,780	24,667
Capital gains	41,785	66,363	29,330
Revenue from sale of goods	20,600	17,032	—
Others (b)	89,335	54,886	33,222
Total	375,688	388,462	190,082

(a)    Consists substantially of the result of the commercial agreement between Inter and Mastercard, B3 and Liberty, which offers performance bonuses as the established goals are met.
(b)    Previously presented as “Other operating income”.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
30.Impairment losses on financial assets

	2023	2022	2021
Impairment expense for loans and advances to customers	(1,718,520)	(1,140,756)	(649,510)
Recovery of written-off credits	167,471	53,825	73,719
Others	9,465	3,694	(19,790)
Total	(1,541,584)	(1,083,237)	(595,581)
31.Administrative expenses

	2023	2022	2021
Data processing and information technology	(779,453)	(696,092)	(513,446)
Third party services	(214,892)	(142,160)	(85,091)
Advertisement and marketing	(93,512)	(137,942)	(145,279)
Rent, condominium fee and property maintenance	(62,870)	(60,513)	(33,236)
Financial system services	(54,280)	(144,134)	(94,743)
Provisions for contingencies	(38,611)	(25,931)	(19,004)
Insurance expenses	(25,620)	(15,870)	(3,801)
Portability expenses	(8,274)	(15,768)	(25,498)
Others (a)	(183,836)	(256,074)	(244,105)
Total	(1,461,348)	(1,494,484)	(1,164,203)

(a)    Previously presented in the following lines: (i) Communications; (ii) Customer refund resources; (iii) Expenses with Serasa; (iv) Transport and travel expenses; (v) Notary and court expenses; (vi) Discounts granted; (vii) Other expenses.
32.Personnel expenses

	2023	2022	2021
Salaries (a)	(415,817)	(411,460)	(272,513)
Benefits (b)	(251,583)	(201,093)	(86,519)
Social security charges	(115,263)	(119,746)	(80,908)
Others	(8,076)	(1,306)	(3,388)
Total	(790,739)	(733,605)	(443,328)

(a)     Previously presented in the line of: (i) Salaries; (ii) Vacation expenses and 13th salary; and (iii) Remuneration of the executive board and the Board of Directors;
(b)     Previously presented in the line of: (i) Benefits and (ii) Profit sharing.
33.Tax expenses

	2023	2022	2021
PIS/COFINS	(259,357)	(198,414)	(118,205)
ISSQN	(17,043)	(40,182)	(25,243)
INSS	(13,110)	(5,604)	(2,910)
Others	(37,074)	(4,388)	(399)
Total	(326,584)	(248,588)	(146,757)

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
34.Current and deferred income tax and social contribution
a.Amounts recognized in profit or loss for the period

	2023	2022	2021
Current income tax and social contribution expenses
Current year	(280,845)	(106,625)	(52,441)
Deferred income tax and social contribution benefits (expenses)
Provision for impairment losses on loans and advances	223,051	111,967	186,178
Provision for contingencies	5,074	2,944	929
Adjustment of financial assets to fair value	(36,249)	(7,478)	35,256
Other temporary differences	33,949	54,245	(30,708)
Tax losses carried forward	(32,561)	109,441	36,779
Total deferred income tax and social contribution	193,264	271,119	228,434
Total income tax	(87,581)	164,494	175,993
b.Reconciliation of effective rate

	2022		2021		2020
Profit before tax		439,841		(178,573)		(231,061)
Tax average (a)	45%	(197,928)	45%	80,358	45%	103,977

Tax effect of
Interest on capital distribution		22,501		17,126		18,671
Non-taxable income (non-deductible expenses) net		53,397		(8,016)		(27,744)
Subsidiaries not subject to real profit taxation		10,176		65,110		81,957
Others		24,273		9,916		(868)
Total income tax		(87,581)		164,494		175,993

Effective tax rate		(20)%		92%		76%

Total deferred income tax and social contribution		193,264		271,119		228,434
Total income tax and social contribution expenses		(280,845)		(106,625)		(52,441)

(a)The result from Banco Inter represents the greatest impact on the total amount of taxes, so we present the tax rate of 45%, which is the nominal rate currently in force for banks under Brazilian legislation.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
c.Changes in the balances of deferred taxes

	12/31/2022	Constitution	Realization	12/31/2023
Deferred tax assets
Provision for impairment losses on loans and advances	407,766	784,080	(561,029)	630,817
Adjustment of financial assets to fair value	312,159	325,587	(500,017)	137,729
Tax losses carried forward	202,184	45,463	(82,816)	164,831
Other temporary differences	33,668	99,406	(50,636)	82,438
Provision for contingencies	12,664	15,814	(10,758)	17,720
Expected loss on financial instruments	9,707	—	(9,707)	—
Subtotal	978,148	1,270,350	(1,214,963)	1,033,535

Deferred tax liabilities
Capital gains from assets in the business combination	(30,073)	(2,608)	4,779	(27,902)
Hedge Accounting	—	(10,233)	5,596	(4,637)
Subtotal	(30,073)	(12,841)	10,375	(32,539)

Total net deferred tax assets (liabilities) (a)	948,075	1,257,509	(1,204,588)	1,000,996

(a)    The recognition of these deferred tax assets are based on the expectation of generating future taxable income and supported by technical studies and income projections.

	12/31/2021	Constitution	Realization	12/31/2022
Deferred tax assets
Provision for impairment losses on loans and advances	295,799	548,506	(436,539)	407,766
Provision for contingencies	9,720	21,867	(18,923)	12,664
Adjustment of financial assets to fair value	216,068	232,226	(136,135)	312,159
Other temporary differences	62,939	87,199	(116,470)	33,668
Tax losses carried forward	95,573	109,219	(2,608)	202,184
Provision for loss of non-current assets held for sale	8,990	—	(8,990)	—
Provision for expected loss on financial instruments	6,436	7,806	(4,535)	9,707
Subtotal	695,525	1,006,823	(724,200)	978,148

Deferred tax liabilities
Commission deferral	(3,869)	—	3,869	—
Temporary differences	(21,820)	—	21,820	—
Others	(63,546)	(32,681)	66,154	(30,073)
Subtotal	(89,235)	(32,681)	91,843	(30,073)

Total net deferred tax assets (liabilities) (a)	606,290	974,142	(632,357)	948,075

(a)    The recognition of these deferred tax assets are based on the expectation of generating future taxable income and supported by technical studies and income projections.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
35.Share-based payment
a.Share-based compensation agreements
a.1)    Stock option plan - Banco Inter S.A.
Between February 2018 and January 2022, Banco Inter S.A. established stock option programs through which Inter managers and executives were granted options for the acquisition of Banco Inter S.A. Shares.
The Extraordinary General Meeting of Inter&Co, Inc. held on January 4, 2023 approved the migration of share-based payment plans, with the assumption by Inter&Co of the obligations of Banco Inter S.A. arising from the active plans and the respective programs. As a result of the corporate reorganization, the number of options held by each beneficiary was proportionally changed. Thus, for every 6 options to purchase common shares or preferred shares of Banco Inter S.A. the beneficiaries will have 1 option to purchase a Class A share of Inter&Co. In addition, the repricing of the exercise price of the options granted in 2022, which had not yet been granted, was approved. On the occasion of the repricing, the fair value of the options granted and not exercised was recalculated, and an additional amount of R$15,990 of incremental expense was calculated, to be appropriated until the final vesting period.
The main characteristics of the plans are described below:

Grant Date	Final strike date	Options (shares INTR)	Vesting	Average strike price	Participants
09/30/2016	12/21/2023	1,764,000	Up to 5 years	R$1.56	Officers, managers and key employees
02/15/2018	02/15/2025	5,452,464	Up to 5 years	R$1.80	Officers, managers and key employees
07/09/2020	07/09/2027	3,182,250	Up to 5 years	R$21.50	Officers, managers and key employees
01/31/2022	12/31/2028	3,250,000	Up to 5 years	R$15.50	Officers, managers and key employees
Changes in the options of each plan for the period ended December 31, 2023 and supplementary information are shown below:

Grant Date	12/31/2022	Granted	Expired/Cancelled	Exercised	12/31/2023
2018	135,599	—	—	19,800	115,799
2020	2,829,225	—	309,412	675	2,519,138
2022	2,838,500	50,000	69,000	3,750	2,815,750
Total	5,803,324	50,000	378,412	24,225	5,450,687

Weighted average price of the shares	R$18.15	R$15.50	R$20.41	R$4.47	R$17.98

Grant Date	12/31/2021	Granted	Expired/Cancelled	Exercised	12/31/2022
2016 (a)	676,800	—	—	676,800	—
2018	2,458,065	—	10,800	2,311,666	135,599
2020	2,965,350	—	48,600	87,525	2,829,225
2022	—	2,903,500	65,000	—	2,838,500
Total	6,100,215	2,903,500	124,400	3,075,991	5,803,324

Weighted average price of the shares	R$14.34	R$15.50	R$16.69	R$2.31	R$18.15

(a)    All options were exercised prior to June 23, 2022 when Inter & Co became, indirectly, through Inter Holding Financeira S.A. (“HoldFin”), the owner of all shares of Banco Inter.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023

Grant Date	12/31/2020	Granted	Expired/Cancelled	Exercised	12/31/2021
2016	1,188,000	108,000		619,200	676,800
2018	3,275,285	—	355,200	462,120	2,458,065
2020	2,496,450	685,800	22,500	194,400	2,965,350
Total	6,959,735	793,800	377,700	1,275,720	6,100,215

Weighted Average period of the Shares	R$8.76	R$24.36	R$3.00	R$5.46	R$14.34
The fair values of the period of 2018 and 2020 plans were estimated based on the Black & Scholes option valuation model considering the terms and conditions under which the options were granted, and the respective compensation expense is recognized during the vesting period.

	2018	2020
Strike price	1.80	21.50
Risk-free rate	9.97%	9.98%
Duration of the strike (years)	7	7
Expected annualized volatility	64.28%	64.28%
Fair value of the option at the grant/share date:	0.05	0.05
For the 2022 program, the fair value was estimated based on the Binomial model:

2022
Strike price	15.50
Risk-free rate	11.45%
Duration of the strike (years)	7
Expected annualized volatility	38.81%
Weighted fair value of the option at the grant/share date:	4.08
In the period ended December 31, 2023, costs amounting to R$32,692 (December 31, 2022: R$47.557) were recognized in employee benefit expenses.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
a.2)    Share-based payment related to Inter & Co Payments, Inc., acquisition
In the context of the acquisition of Inter&Co Payments by Inter, it was established that part of the payment to key executives of the acquired entity would be made by migrating the share-based payment plan of Inter & Co Payments, Inc., with stock options for class A shares and restricted class A shares of Inter & Co, in addition to the granting of shares issued by the Company. Considering the characteristics of the contract signed between the parties, the expense associated with the options granted are treated as a compensation expense which will be expensed over the term of the vested options and based on continued employment of such key executives.
Inter has the right to repurchase the restricted shares if these key executives cease to provide services to the Company within the term of the acquisition contract. Nevertheless, all shares will remain subject to other transfer restrictions established in the contract and in the applicable legislation.
The main characteristics of these stock-based payments are described below:

Grant Date	Options	Vesting	Average strike price (a)	Participants	Final exercise date
2022	489,386	Up to 3 years	R$5.31 per Class A	Key Executives	12/30/2024

(a)    Number of options and strike price from Inter & Co Payments, Inc.’s equity incentive plan has been agreed by the Parties at the time of the acquisition. The number of options and strike price, after the Company’s reorganization and listingas on Nasdaq have been recalculated in accordance with the rate between Inter’s shares and the Company’s Class A Shares. According to the contract signed between the parties, the corresponding amount is USD 1.92. The values presented in reais were converted using the dollar FX rate as of December 31, 2023.
Stock options exercised:

Grant Date	Shares	Participants	Final exercise date
2022	643,500	Key Executives	12/30/2024
Changes in Inter & Co Payments, Inc.’s granted instruments for December 31, 2023 and supplementary information are shown below:

Grant Date	12/31/2022		Granted Options		Expired/Cancelled		Exercised		12/31/2023
2022	489,286		—		—		—		489,286
Total	489,286		—		—		—		489,286
Weighted average price of the shares	R$	9.30	R$	—	R$	—	R$	—	R$	9.30

Grant Date	12/31/2021		Granted Options		Expired/Cancelled		Exercised		12/31/2022
2022	—		489,286		—		—		489,286
Total	—		489,286		—		—		489,286

Weighted average price of the shares	R$	—	R$	9.30	R$	—	R$	—	R$	9.30

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023

Grant Date	12/31/2022	Granted Shares	Expired/Cancelled	Put option exercise	12/31/2023
2022	643,500	—	—	160,875	482,625
Total	643,500	—	—	160,875	482,625

Grant Date	12/31/2021	Granted Shares	Expired/Cancelled	Put option exercise	12/31/2022
2022	—	643,500	—	0	643,500
Total	—	643,500	—	0	643,500

    (a)    The cost of the premium is equivalent to the value of the INTR on the exercise date, as contractually defined between the parties.
In the period ended December 31, 2023, the amount of R$33,616 (December 31, 2022: R$47,362) was recognized as employee benefit expenses in the income statement of the Company.
a.3)    Restricted shares agreement (RSU) - Inter.
The Extraordinary General Meeting of Inter&Co, Inc. held on January 4, 2023 approved the creation of the Omnibus Incentive Plan, which aims to promote the interests of the Company and its shareholders, strengthening the Company's ability to attract, retain and motivate employees who are expected to make contributions to the Company and to provide these people with incentives to align their interests with those of the Company’s shareholders.
The Omnibus Incentive Plan is managed by the Board of Directors of Inter&Co, Inc., which has the authority to approve program grants to the Company's employees.
On June 1, 2023, the Company granted 2,140,500 restricted share units (RSUs) under the Omnibus Incentive Plan with a vesting schedule of 25% on December 1 of 2023, 2024, 2025, and 2026. Additionally, on November 1, 2023, the Company granted 15,000 restricted share units (RSUs) under the Omnibus Incentive Plan with a vesting schedule of 25% on October 23 of 2024, 2025, 2026 and 2027, to various executives and employees of the Company and/or its direct or indirect subsidiaries. 553,875 RSUs already vested on December 1. See table below:

Date of grant	Exercise rate per vesting	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Vesting period (years)	Total granted	Total not vested yet
06/01/23	25%	R$14.15	3.5	4.0	2,140,500	1,586,625
11/01/23	25%	R$22.99	4.0	4.0	15,000	15,000
Total					2,155,500	1,601,625
In the period ended December 31, 2023, the amount of R$12,198 was recognized as employee benefit expenses in the statement of income.

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
36.Transactions with related parties
Transactions with related parties are defined and controlled in accordance with the Related-Party Policy approved by Inter’s Board of Directors. The policy defines and ensures transactions involving Inter and its shareholders or direct or indirect related parties. Transactions related to subsidiaries are eliminated in the consolidation process, not affecting the consolidated financial statements. Related-party transactions were undertaken as follows:

	Parent Company (a)		Associates (b)		Key management personnel (c)		Other related parties (d)		Total
	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Assets	3,839	4,397	1,470,694	572,115	16,403	16,063	620,131	1,860,959	2,111,067	2,453,534
Loans and advances to customers	3,839	4,397	—	4	16,403	16,063	620,131	632,408	640,373	652,872
Amounts due from financial institutions	—	—	1,470,694	572,111	—	—	—	1,228,551	1,470,694	1,800,662

Liabilities	(5,261)	(24,736)	(9)	(7)	(22,391)	(15,031)	(250,608)	(154,170)	(278,269)	(162,350)
Liabilities with customers - Demand deposits	—	(1,350)	—	(7)	(406)	(981)	(47,091)	(40,150)	(47,497)	(12,662)
Liabilities with customers - Term deposits	(5,261)	(23,386)	(9)	—	(21,985)	(14,050)	(203,517)	(114,020)	(230,772)	(149,688)

	Parent Company (a)			Associates (b)			Key management personnel (c)			Other related parties (d)			Total
	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021
Profit/ (loss)	(1,844)	(444)	(14)	3,436	(145)	(26)	(932)	2,065	(215)	(2,247)	60,155	223	(1,587)	61,631	(32)
Interest income	—	—	—	3,436	—	—	1,373	1,416	—	10,893	61,801	—	15,702	63,217	—
Interest expenses	(1,843)	(408)	(14)	—	(145)	(26)	(2,282)	(298)	(215)	(11,237)	(9,246)	(514)	(15,362)	(10,097)	(769)
Other administrative expenses	(1)	(36)	—	—	—	—	(23)	947	—	(1,903)	7,600	737	(1,927)	8,511	737

(a)    Inter & Co is directly controlled by Costellis International Limited, SBLA Holdings and Hottaire;
(b)    Entities with significant influence by Inter & Co;
(c)    Directors and members of the Board of Directors and Supervisory Board of Inter & Co; and
(d)    Any immediate family members of key management personnel or companies controlled by them, including: companies which are controlled by immediate family members of the controlling shareholder of Inter & Co; companies over which the controlling shareholder or his/hers immediate family members have significant influence; other investors that have significant influence over Inter & Co and their close family members.
Remuneration of key management personnel
The global compensation of management personnel for 2023, approved in the Group’s Ordinary General Meeting, was R$ 99,791 (In 2022: R$29,023)

Inter & Co, Inc.	Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023
37.Subsequent events
Public offering of shares
On January 16, 2024, Inter&Co announced the start of a public offering of 32,000,000 (thirty-two million) class A common shares. The offering was priced on January 18, 2024 at R$ 21.74 (US$ 4.40) per share, and the settlement of the offering took place on January 22, 2024, resulting in a gross capital raising of R$ 619,520,000 (US$ 140,800,000).
In addition, the Company granted to the offering coordinators the option to purchase up to 4,800,000 additional Class A common shares for up to 30 days from the date of the offering.
Public action in the USA
On January 2, 2024, Plaintiff Eddie Verri filed a putative class action in the United States District Court against Inter&Co Payments, Inc. alleging violations of the Telephone Consumer Protection Act (the “TCPA”). Mr. Verri is seeking statutory damages on behalf of himself and all the members of the putative class that he seeks to represent. The allegations stem from text messages allegedly sent without consent to the plaintiff and other customers whose cell phone numbers were allegedly registered in the National Do Not Call Registry. The total amount at issue has not been specified in the complaint. The statutory damages for each text message determined to have been sent in violation of the TCPA is up to $500 (for a negligent violation) and up to $1,500 (for a knowing or willful violations). We have filed a response asserting our defenses to the claim. We intend to continue to vigorously defend the case.
Put Options Inter&Co Payments
We paid part of the purchase price of the Inter&Co Payments, Inc acquisition using our Class A common shares and granted the former Inter&Co Payments, Inc shareholders put options to sell such Class A common shares back to us subject to the terms and conditions set forth in the Inter&Co Payments, Inc acquisition documents. In January 2024, the former Inter&Co Payments, Inc shareholders exercised another part of their put options and, in connection with such exercise, we acquired 160,875 Class A Common Shares for an average price of of US$20.51 per share (equivalent to R$101.28 per share based on the selling exchange rate of R$4.9381 in effect as of December 31, 2023 as published by the Central Bank).
Payment of Dividends
In April 2024, Inter&Co declared and paid dividends of a cash dividend of US$0.03 per common share.