Form 20-F
period 2024-12-31
Inter & Co, Inc.
filed 2025-04-30
CIK 1864163

As filed with the Securities and Exchange Commission on April 30, 2025
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from    to    .
OR
☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the fiscal year ended December 31, 2024
Commission file number: 333-260701

Inter & Co, Inc.
(Exact Name of Registrant as specified in its charter)
The Cayman Islands
(Jurisdiction of incorporation or organization)
Maples Corporate Services Limited, PO Box 309, Ugland House,
Grand Cayman, KY1-1104, Cayman Islands.
(Address of registered executive offices)
Av Barbacena, 1.219, 22nd Floor
Belo Horizonte, Brazil, ZIP Code 30 190-131
(Address of the principal executive offices)
Telephone: +55 (31) 2138-7978
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
Class A common shares
The number of outstanding shares of each class of stock of Inter & Co, Inc. as of December 31, 2024 was:
117,037,105 Class B common shares, each with par value of US$0.0000025
322,664,816 Class A common shares, each with par value of US$0.0000025

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
Item 17 ☐
Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐
No ☒

Form 20F 2025 FY2024	I

Form 20F 2025 FY2024	II

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
The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. “Central Bank” refers to the Brazilian Central Bank (Banco Central do Brasil). “CMN” refers to the Brazilian National Monetary Council (Conselho Monetário Nacional). “CVM” refers to the Brazilian Securities and Exchange Comission (Comissão de Valores Mobiliários)
Financial Statements
Unless otherwise noted, the consolidated financial information contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2024 and 2023 and for each of the years in three-year period ended December 31, 2024, included elsewhere in this annual report, or the Audited Financial Statements.
Our Audited Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).
In the presentation of the information in the financial statements, Inter & Co has reclassified certain prior year balances to conform to current year presentation.
Financial Information
Inter&Co is a holding company incorporated on January 26, 2021, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies.
Banco Inter was a publicly held company with equity securities listed on B3 from April 2018 through June 23, 2022, when Inter&Co and Banco Inter completed a corporate reorganization as an immediate result of which Inter&Co became the indirect owner of all shares of Banco Inter. The ultimate shareholders of Banco Inter were the same before and after this corporate reorganization (except for some shareholders that opted to receive a cash out payment), however our controlling shareholder received Class B common shares, which are entitled to 10 votes per share while all other shareholders received Class A common shares, which are entitled to 1 vote per share. Inter&Co accounted for this corporate reorganization as a reorganization of entities under common control, and the pre-reorganization historical values of Banco Inter’s consolidated assets and liabilities are reflected in Inter&Co’s consolidated financial statements.
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

Form 20F 2025 FY2024	1

All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars, the official currency of the United States of America. Solely for the convenience of the reader (unless otherwise stated), we have translated certain amounts included in “Summary Consolidated Financial Information and Other Data,” and elsewhere in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank as of December 31, 2024, of R$ 6.1917 to US$1.00. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of December 31, 2024, may not be indicative of future exchange rates. See “Item 5. Operating and Financial Review and Prospects ― A. Operating Results” for information regarding historical exchange rates for the Brazilian currency.
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

Form 20F 2025 FY2024	2

Non-GAAP financial measures have limitations as analytical tools, and you should not consider them in isolation. There is no standard definition for any of these indicators and our definition of these measures may differ from the definition used by other companies. Gross Loan Portfolio, Selling, General and Administrative, or SG&A, Efficiency Ratio, Return On Average Equity, or ROAE, Cost of Risk, Net Fee Revenue, Net Fee Revenue/SG&A, Fee Revenue Ratio, Funding, Cost of Funding, Total Gross Revenue, Interest-Earning Portfolio, Net Interest Margin, or NIM, and Net Interest Margin Excluding Credit Card Transactor Portfolio, or NIM Excluding Credit Card Transactor Portfolio, each a Non-GAAP financial measure, are not measures of financial performance or liquidity under IFRS Accounting Standards and should not be considered as an alternative to other indicators of our operating performance, cash flows or any other measure of performance derived in accordance with IFRS Accounting Standards. Non-GAAP financial measures should be viewed as supplemental to, and not a substitute for, our Audited Financial Statements prepared in accordance with IFRS Accounting Standards. Because this financial information is not prepared in accordance with IFRS Accounting Standards, investors are cautioned not to place undue reliance on this information.
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

	12/31/2024	12/31/2023
	(in thousands of R$)
Loans and advances to customers, net of provisions for expected credit losses	33,327,355	27,900,543
Provision for expected credit losses	2,268,938	1,883,758
Loans to financial institutions	5,586,520	1,236,536
Gross Loan Portfolio	41,182,813	31,020,837
Selling, General and Administrative or SG&A
SG&A is defined as the sum of our personnel expenses, administrative expenses and depreciation and amortization. We use this Non-GAAP financial measure as a component of Efficiency Ratio and Net Fee Revenue/SG&A, which are other Non-GAAP financial measures we used. The table below sets forth a reconciliation of this Non-GAAP financial measure for the years ended December 31, 2024, 2023 and 2022:

	12/31/2024	12/31/2023	12/31/2022
	(in thousands of R$)
Personnel expenses	937,761	790,739	733,605
Administrative expenses	1,769,055	1,461,348	1,494,484
Depreciation and amortization	208,829	160,440	163,972
SG&A	2,915,645	2,412,527	2,392,061
Efficiency Ratio
Efficiency Ratio is our SG&A divided by the revenues less tax expenses. For purpose of this measure, we deduct tax expenses from revenues as we consider these taxes to be an inherent cost of providing our services. We use this Non-GAAP financial measure to monitor the evolution of our primary expenses in relation to revenues less tax expenses.

Form 20F 2025 FY2024	3

The table below set forth a reconciliation of this Non-GAAP financial measure for the years indicated:

	12/31/2024	12/31/2023	12/31/2022
	(in thousands of R$, except %)
SG&A	2,915,645	2,412,527	2,392,061
Revenues	6,400,165	4,752,576	3,562,697
Tax expenses	(477,037)	(326,584)	(248,588)
Revenues less tax expenses	5,923,128	4,425,992	3,314,109
Efficiency Ratio	49.2%	54.5%	72.2%
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

	As of and for 12/31/2024	As of and for 12/31/2023
	(in thousands of R$, except %)
Profit / (loss) for the year	972,841	352,260
Total equity	9,072,307	7,596,691
Total equity as of the end of the prior year	7,596,691	7,089,104
Average equity	8,334,499	7,342,898
ROAE	11.7%	4.8%
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
The table below set forth our Cost of Risk for the years indicated:

	12/31/2024	12/31/2023
	(in thousands of R$, except %)
Impairment losses on financial assets	(1,799,452)	(1,541,584)
Gross Loan Portfolio	41,182,813	31,020,837
Gross Loan Portfolio as of the end of the prior year	31,020,837	24,543,993
Average Gross Loan Portfolio	36,101,825	27,782,415
Cost of Risk	5.0%	5.5%
Net Fee Revenue and Net Fee Revenue / SG&A
We define Net Fee Revenue as net revenues from services and commissions less expenses from services and commissions plus other revenues and revenue foreign exchange. Net Fee Revenue represents our revenue from our non-credit-related operations. We use Net Fee Revenue as a component of Net Fee Revenue/SG&A and Fee Revenue Ratio, which are other Non-GAAP financial measures.

Form 20F 2025 FY2024	4

We define Net Fee Revenue/SG&A as Net Fee Revenue divided by SG&A. Net Fee Revenue/SG&A represents our ability to cover our primary expenses with the revenue from our non-credit-related operations. We use this measure to monitor the growth and profitability of our non-credit-related operations.
The table below set forth our Net Fee Revenue and Net Fee Revenue/SG&A for the years indicated:

	12/31/2024	12/31/2023	12/31/2022
	(in thousands of R$, except %)
Net revenues from services and commissions	1,753,280	1,304,382	968,039
Expenses from services and commissions	(143,430)	(135,582)	(129,233)
Other revenues	333,571	286,979	288,682
Revenue foreign exchange	74,588	88,708	99,780
Net Fee Revenue	2,018,009	1,544,488	1,227,268

SG&A	2,915,645	2,412,527	2,392,061
Net Fee Revenue / SG&A	69.2%	64.0%	51.3%
Fee Revenue Ratio
We define Fee Revenue Ratio as Net Fee Revenue divided by revenues. Fee Revenue Ratio represents the breakdown of our revenues between revenues deriving from credit operations and revenues deriving from other revenue streams. We use Fee Revenue Ratio to monitor our ability to expand our non-credit operations.
The table below set forth our Fee Revenue Ratio for the years indicated:

	12/31/2024	12/31/2023	12/31/2022
	(in thousands of R$, except %)
Net Fee Revenue	2,018,009	1,544,488	1,227,268
Revenues	6,400,165	4,752,576	3,562,697
Fee Revenue Ratio	31.5%	32.5%	34.4%
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

	12/31/2024	12/31/2023
	(in thousands of R$)
Liabilities with customers	42,803,229	32,651,620
Securities issued	9,890,219	8,095,042
Securities sold under agreements to repurchase	1,725,852	1,011,092
Interbank deposits	517,072	1,647,866
Borrowing and onlending	128,924	107,412
Funding	55,065,296	43,513,032

Form 20F 2025 FY2024	5

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
The table below set forth our Cost of Funding for the years indicated:

	12/31/2024	12/31/2023
	(in thousands of R$, except %)
Interest expenses	3,311,638	2,887,573
Funding	55,065,296	43,513,032
Funding as of the end of the prior year	43,513,032	32,516,818
Average funding	49,289,164	38,014,925
Cost of Funding	6.7%	7.6%
Total Gross Revenue
We define Total Gross Revenue as the sum of interest income, net revenues from services and commissions, cashback expenses, Inter Loop, other revenues, income from securities, derivatives and foreign exchange. Total Gross Revenues represents our total revenues without considering any expenses or other deductions. Cashback expenses and Inter Loop are added when calculating Total Gross Revenue because net revenue from services and commissions is presented net of cashback expenses and Inter Loop in the Audited Financial Statements. We use Total Gross Revenue as a measure to evaluate the effect of our cashback and other similar discount initiatives in our ability to generate Gross Revenue.
The table below set forth our Total Gross Revenue for the years indicated:

	12/31/2024	12/31/2023	12/31/2022
	(in thousands of R$)
Interest income	5,139,213	4,549,827	2,802,658
Net revenues from services and commissions	1,753,280	1,304,382	968,039
Cashback expenses	360,562	236,482	321,438
Inter Loop	126,234	66,571	—
Other revenues	333,571	286,979	388,462
Income from securities, derivatives and foreign exchange	2,629,170	1,634,543	1,505,621
Total Gross Revenue	10,342,030	8,078,784	5,986,218
Interest-Earning Portfolio
We define Interest-Earning Portfolio as the sum of amounts due from financial institutions net of provisions for expected credit losses, securities, net of provisions for expected credit losses, derivative financial assets and loans and advances to customers, net of provisions for expected credit losses. Interest earning portfolio represents the total amount of our assets which generate interest or that have generated interest in some other way in connection with our banking operations (e.g., anticipation of credit card receivables through loans to financial institutions). We use interest earning portfolio as a component of NIM and NIM Excluding Credit Card Transactor Portfolio, each also a Non-GAAP financial measure.

Form 20F 2025 FY2024	6

The table below set forth a reconciliation of interest earning portfolio as of the dates indicated.

	12/31/2024	12/31/2023
	(in thousands of R$)
Amounts due from financial institutions, net of provisions for expected credit losses	6,194,960	3,718,506
Securities, net of provisions for expected credit losses	23,899,551	16,868,112
Derivative financial assets	563	4,238
Loans and advances to customers, net of provisions for expected credit losses	33,327,355	27,900,543
Interest Earning Portfolio	63,422,429	48,491,399
Net Interest Margin (NIM)
We calculate NIM as the sum of net interest income and income from securities, derivatives and foreign exchange less revenue foreign exchange divided by the average of interest earning portfolio, which is calculated as interest-earning portfolio as of the end of the applicable year plus interest earning portfolio as of the end of the prior year divided by two.
NIM represents our ability to generate net interest income and income from securities, derivatives and foreign exchange from our interest earning portfolio. We use NIM to monitor the efficacy of our initiatives to increase our interest-earning potential. The tables below present a reconciliation of our NIM for the years indicated.

	12/31/2024	12/31/2023
	(in thousands of R$, except %)
Net interest income and income from securities, derivatives and foreign exchange	4,456,744	3,296,797
Revenue foreign exchange	(74,588)	(88,708)
Interest Earning Portfolio	63,422,429	48,491,399
Interest Earning Portfolio as of the end of the prior year	48,491,399	38,087,337
Average Interest Earning Portfolio	55,956,914	43,289,368
NIM	7.8%	7.4%
NIM Excluding Credit Card Transactor Portfolio
We calculate NIM excluding credit card transactor portfolio as the sum of net interest income and income from securities, derivatives and foreign exchange less revenue foreign exchange divided by the average of Interest Earning Portfolio less credit card transactor portfolio, which is calculated as Interest Earning Portfolio less credit card transactor portfolio, each as of the end of the applicable year, plus Interest Earning Portfolio less credit card transactor portfolio, each as of the end of the prior year, divided by two. The credit card transactor portfolio refers to the credit card portfolio who pay off their credit card balances in full each month. Those clients do not accrue interest.
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

Form 20F 2025 FY2024	7

The tables below present a reconciliation of our NIM excluding credit card transactor portfolio for the years indicated.

	12/31/2024	12/31/2023
	(in thousands of R$, except %)
Net interest income and income from securities, derivatives and foreign exchange	4,456,744	3,296,797
Revenue foreign exchange	(74,588)	(88,708)
Interest Earning Portfolio	63,422,429	48,491,399
Credit card transactor portfolio	(9,550,036)	(7,490,011)
Interest Earning Portfolio less credit card transactor portfolio	53,872,393	41,001,388
Interest earning portfolio as of the end of the prior year	48,491,399	38,087,337
Credit card transactor portfolio as of the end of the prior year	(7,490,011)	(5,411,798)
Interest Earning Portfolio less credit card transactor portfolio as of the end of the prior year	41,001,388	32,675,539
Average interest earning portfolio less credit card transactor portfolio	47,436,891	36,838,464
NIM Excluding Credit Card Transactor Portfolio	9.2%	8.7%
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
•Activation rate. We define activation rate as the number of active clients at the end of the period divided by the total number of clients as of the same date. We believe that the activation rate, as it reflects the percentage of clients with a certain engagement threshold, provides us useful insight on our capacity to retain the interest of previously acquired clients. We use this metric to monitor the effect of our client-focused initiatives.
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

Form 20F 2025 FY2024	8

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
•Primary banking relationship. We define a client with primary banking relationship with us on a given period as a client who has 50% or more of their income after tax for that period flowing to their bank account with us during such period. We gather the income after tax data once a year with a non-mandatory customer profile update. We use the most recent data provided by the client. To determine the percentage of clients with a primary banking relationship with us, we divide the number of clients with primary banking relationship with us on a given period by the total number of accounts as of the last day of the same period. We also analyze the percentage of clients with primary banking relationship on a client cohort basis, in which case we divide the number of clients of a given client cohort with primary banking relationship with us as on a given period by the total number of accounts held by client of that same cohort as of the last day of that same period. We believe that primary banking relationship provides us useful insight on the attractiveness of our banking products. We use this metric to monitor our ability to attract and retain clients in our financial-services business vertical.

Form 20F 2025 FY2024	9

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
•our ability to expand our business into markets outside of Brazil and in particular our ability to integrate the operations and obtain the benefits that we intend to achieve through our acquisitions;
•general economic, political and business conditions both in Brazil and internationally, including tariffs and others restrictions on global trade;
•the socioeconomic, political and business environment in Brazil, including, but not limited to, exchange rates, employment levels, population growth and consumer confidence;
•inflation as well as fluctuations in the real, as defined further below, and in interest rates;
•changes in applicable rules and regulations, including those relating to taxation, employment, information technology, data privacy, and cybersecurity, including the consequences of the recent tax reforms and any future tax reforms in Brazil;
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
•increases in our operating costs, particularly in relation to our workforce; and
•the matters discussed under the “Risk Factors” section in this annual report.

Form 20F 2025 FY2024	10

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

Form 20F 2025 FY2024	11

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
C.    Reasons for the Offer and Use of Proceeds
Not applicable.
D.    Risk Factors
Summary of Risk Factors
Investing in our securities involves a high degree of risk. These risks are discussed in more detail below, and you should carefully consider these risks before making a decision to invest in our common shares. Additional risks that we do not consider material or of which we are not currently aware may also affect us. Our business, results of operations or financial condition could be impacted if any of these risks materialize and, as a result, the market price of our units could be affected. The following is a summary of some of the principal risks we believe we face:
•The neobank or digital banking sector in Brazil is in its early years and is highly competitive, and we may be unable to maintain our market position;
•Failures or breaches in critical processes or systems may interrupt our business, increasing costs and resulting in losses, which could materially adversely affect us;

Form 20F 2025 FY2024	12

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
•We have identified material weakness in our internal control over financial reporting for the year ended December 31, 2024. The existence of material weakness and the failure to maintain effective internal control over financial reporting may prevent us from accurately reporting our results of operations, meeting our reporting obligations, or preventing fraud or losses; and
•The Brazilian government exercises significant influence over the Brazilian economy and government actions may materially adversely affect the Brazilian market and us.
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

Form 20F 2025 FY2024	13

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

Form 20F 2025 FY2024	14

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

Form 20F 2025 FY2024	15

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
In Brazil, failure to comply with the Brazilian Data Protection Law, we may be subject to fines (on an individual or cumulative basis), warnings, disclosure obligations, temporary suspensions, an obligation to delete personal data and a fine of up to 2.0% of our Company’s, economic group’s or conglomerate’s revenue (excluding taxes) in Brazil in the year preceding the breach up to an aggregate R$50.0 million per infraction. In addition, we may be held liable for civil, moral, individual or collective damages caused by us or our subsidiaries in the event of a failure to comply with Brazilian Data Protection Law.
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

Form 20F 2025 FY2024	16

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
We may incur losses resulting from failures, inadequacies or deficiencies in internal processes, systems, or human error. In addition, we may incur losses resulting from external events such as natural disasters, terrorism, theft, and vandalism, as well as events that are not properly identified and addressed by our models. The occurrence of any of these risks may materially adversely affect us. See “— We have identified material weakness in our internal control over financial reporting for the year ended December 31, 2024. The existence of material weakness and the failure to maintain effective internal control over financial reporting may prevent us from accurately reporting our results of operations, meeting our reporting obligations, or preventing fraud or losses.”
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
Our subsidiary, Inter&Co Payments, Inc. is engaged in money transmission business in the United States. Money transmittal businesses are particularly exposed to money laundering risks, particularly in connection with international transfers involving low amounts, which may not be captured by monitoring procedures.
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

Form 20F 2025 FY2024	17

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

Form 20F 2025 FY2024	18

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

Form 20F 2025 FY2024	19

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

Form 20F 2025 FY2024	20

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

Form 20F 2025 FY2024	21

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

Form 20F 2025 FY2024	22

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
Additionally, if we fail to negotiate acceptable terms for licenses to use third-party intellectual property that is essential for our business, we may be compelled to stop using the intellectual property in question or discontinue offering services that incorporate such intellectual property. In these cases, we could be required to indemnify the third party or become involved in costly and complex litigation, which, regardless of the outcome, could materially adversely affect our business and results of operations.

Form 20F 2025 FY2024	23

We may be materially adversely affected if we are prohibited from using the brand “Inter” in any of our core business verticals or if we fail to protect our intellectual property rights.
We believe the brand “Inter” and “Inter&Co” is an important distinctive sign that help distinguish us from our competitors. In 2024, we received approval for the trademarks “INTER”, “BANCO INTER”, and “INTER&CO” under class 36 in the Nice classification (international trademark classification), which trademarks are valid for the next 10 years in Brazil. Class 36 in the Nice classification generally applies to financial services. However, this approval did not grant us exclusive rights to the “Inter” element in our brands (which would allow us to prevent other entities of using this word as part of a financial services, so that no third party can have exclusive rights over the brand Inter recognized for use in connection with financial services. The lawsuit aims to reinforce the brand's position and will serve as the final resolution to any further discussions on the matter.
In any case, our trademark is composed of a term that may be considered as usual, and it is unlikely that we will be granted exclusivity. As a result, (i) our ability to protect the brand Inter and to prevent third parties from using this brand is limited, and (ii) there can be no assurance that competent authorities would not recognize exclusive rights of third party over the brand Inter in certain industries or jurisdictions, in which case we may be prohibited from using our brand in these industries or jurisdictions. If we are unable to register the brand “Inter” or “Inter&Co” in any of the jurisdictions that we have business or are prohibited from using the brand “Inter” in any of our core business verticals, particularly in our banking operations, our business may be materially and adversely affected. Internationally, we are seeking recognition of the trademark “Inter&Co”, particularly in the US. We have submitted our registration requests with United States Patent and Trademark Office - USPTO and are closely monitoring the progress. See “Information on the Company―B. Business Overview—Intellectual Property.”
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

Form 20F 2025 FY2024	24

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
We may also fail to identify or delay adjusting aspects of our acquire’s practices relating to, among others, cybersecurity, information technology or risk management which are not consistent with our standards. Any such failure or delay may increase our exposition to risks relating to, among others, cybersecurity, privacy, information technology or risk management.
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
Our operations are currently concentrated in Brazil, but we have started to expand our operations internationally, notably to the United States and more recently to Latin America.
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

Form 20F 2025 FY2024	25

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
As part of our growth strategy, we may expand our operations by developing new products or business verticals with which we may have no experience. We may not be successful in expanding our business with such products or verticals in a cost-effective or timely manner, if at all. Various external factors, such as economic conditions, implementation of new laws or regulation and competition may also impede or restrict the growth of our new products and business verticals. For example, the Brazilian Congress is discussing certain bills to regulate mileage and loyalty point programs. Such statutes, if enacted could adversely affect our ability to develop our Loyalty vertical.

Form 20F 2025 FY2024	26

A significant increase in the number of our digital accounts in a short period of time may increase our exposure to operating risks, thus negatively impacting our business, results of operations and reputation.
We reached approximately 36.1 clients on December 31, 2024, an increase of 19%, compared to December 31, 2023. This significant increase in the number of clients in a short period of time increases our exposure to a number of operating risks, including failures in our ability to register banking transactions, as well as the unavailability of systems that are crucial to our business operations, the processing of gains and losses on public and private securities, detecting fraud and the settlement of purchase and sale orders in the capital markets, among other operating processes that may be negatively impacted. The realization of one or more of these risks may materially adversely affect our results of operations, financial condition and reputation.
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

Form 20F 2025 FY2024	27

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

Form 20F 2025 FY2024	28

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

Form 20F 2025 FY2024	29

We have identified a material weakness in our internal control over financial reporting for the year ended December 31, 2024. The existence of a material weakness and the failure to maintain effective internal control over financial reporting may prevent us from accurately reporting our results of operations, meeting our reporting obligations, or preventing fraud or losses.
We have identified a material weakness in our internal control over financial reporting as of December 31, 2024. A material weakness is a deficiency, or combination of controls deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is related to deficiencies noted in the general information technology controls (“GITC”) related to concession, revocation, revision and monitoring over privileged users controls that could affect the effectiveness of automated controls and the data of the reports that were used to execute some manual controls.
If we are unable to maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud or losses. See “Item 15. Disclosure Controls and Procedures.”
We cannot guarantee when the remediation of this material weakness will be concluded or that such remediation measures will be sufficient to adequately remediate the material weakness identified.
We are required to perform system and process evaluation and test of our internal control over financial reporting to allow management to assess the effectiveness of our internal controls. We are also required to have our internal control over financial reporting audited by our independent auditors every year. Our future testing may reveal other material weakness or significant deficiencies. We expect to incur additional accounting and auditing expenses and to spend significant management time in complying with these requirements and implementing remediation measures. If we identify other material weakness or significant deficiencies in our internal control over financial reporting, the market price of our shares may decline, and we may be subject to investigations or sanctions by the SEC and other regulatory authorities.
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

Form 20F 2025 FY2024	30

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
For example, on August 5, 2020, the SELIC rate reached 2.0%, the lowest level in history, a decision taken at a time of strong reduction in the level of activity of the global economy. However, the SELIC rate has increased significantly since the year of 2021. On March 19, 2025, the SELIC rate was increased to 14.25%, due to concerns of inflationary pressures.
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
The Brazilian government regularly implements changes in tax, social security contributions and other laws and regimes that affect us and our clients. These changes may affect the determination of tax rates, occasionally, the establishment of temporary rates and the calculation of the tax basis. Additionally, we may also be affected by differing interpretations on the tax laws applicable to us. In February 2023, the Brazilian Federal Supreme Court (Supremo Tribunal Federal) (“STF”) issued a decision ruling that final and unappealable decisions rendered with respect to a taxpayer cannot prevail over subsequent decisions rendered by the STF that apply to all taxpayers.
These events may result in increased tax payments and social security contributions, which may materially adversely affect us. There can be no assurance that conditions will be sufficient to maintain the profitability we achieved in previous years should there be substantial increases in taxes levied on us, our subsidiaries and our operations.
The Brazilian Congress recently approved a broad tax reform that aims at replacing several federal, state and municipal taxes with two new Value Added Taxes (VAT) (reform of consumption taxes). The new tax regulation provides for a transition period in which both current taxes and the new VATs will coexist, with a progressive reduction of the former and a progressive increase of the latter. Tax rates are not defined yet. The approved reform of consumption taxes also determines that financial services will be subject to a special taxation regime.

Form 20F 2025 FY2024	31

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
The Brazilian government also intends to implement changes in the rules that deal with the income tax due by individuals, legal entities and non-resident investors. Some of these changes have already been enacted in 2023, such as changes to the rules on the taxation of investments outside Brazil by Brazilian resident individuals and changes to the rules applicable to income derived from investment funds. Other changes are expected in the near future. Two of the main points under discussion for such future changes are the taxation of dividends, and the extinguishment of payments of interest on net equity (juros sobre o capital próprio).
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

Form 20F 2025 FY2024	32

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
The INSS and other governmental entities impose a series of requirements on payroll deductible loans of INSS retirees and pensioners as well as public sector employees. In particular, payroll deductions for INSS retirees and pensioners and federal public servants cannot exceed 45% of the total monthly amount that payroll borrowers receives from the INSS or their employer, after deducting certain preferred expenses (such as alimony, INSS contributions and income taxes). The amount available for deductions from payroll after priority expenses is referred to as the payroll borrower’s margin. The margin is a total limit that applies to all deductions from the payroll of INSS retirees and pensioners and the salaries of federal public servants and employers of the private sector governed by the Brazilian Consolidated Labor Law.
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

Form 20F 2025 FY2024	33

The increase in the competitiveness of the banking sector due to the implementation of the Open Financial System (Open Finance) may hinder client retention and affect our results.
In 2022, the CMN and the Central Bank completed the implementation of the Open Financial System, or Open Finance, in Brazil, which system was designed to facilitate the access of new players to the financial markets, as well as encouraging competition between financial institutions. The changes brought about by these new regulations started to demand the opening and sharing of information about the services of the main financial institutions in Brazil, and expansion of the portability of data and transactions of clients.  As a consequence, financial institutions are required to adopt certain technological standards for the implementation and operationalization of interfaces dedicated to sharing data and services.  Thus, data from clients and services of financial institutions are now available for access by participants in the financial system, provided that the sharing of their data is previously allowed by clients.
We are required to participate in Open Finance as a payment transactions initiator (iniciador de transação de pagamento). If we are unable to be competitive in the face of these new market conditions or fully and duly observe the required technological standards, including those related to cybersecurity, we may experience difficulties in retaining clients and our financial results, as well as our reputation, may be negatively impacted.
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

Form 20F 2025 FY2024	34

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or nonperformance by financial institutions or transactional counterparties, could adversely affect the Company’s current and projected business operations and its financial condition and results of operations.
Current events involving reduced or limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. In Brazil, for example, credit markets were significantly impacted by the Americanas case (Americanas is a publicly traded company in Brazil that operates in retail in two sectors physical stores and e-commerce. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, or result in breaches of our financial and/or contractual obligations. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.
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
The demand for credit and financial services, as well as our clients’ ability to make payments and deposits, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment rates, inflation, interest and foreign exchange rates. Disruptions and volatility in the global financial markets may have significant consequences in the countries in which we operate, such as volatility in the prices of securities, interest rates and foreign exchange rates. Higher uncertainty and volatility may result in a slowdown in the credit market and the economy, which, in turn, could lead to higher unemployment rates and a reduction in the purchasing power of consumers. Such events may significantly impair our clients’ ability to perform their obligations and increase overdue or non-performing loans, resulting in an increase in the risk associated with our lending activity.
Any significant growth in the Brazilian economy may be limited by inadequacies in infrastructure, including energy shortages and deficiencies in the transport, logistics and telecommunications sectors, the lack of skilled manpower and of public and private investment in these areas and in education, limiting productivity growth. Any of these factors could result in inflation and consumption levels, which may adversely affect us due to restricted growth in the economy and a resulting increase in inflation and default rates.

Form 20F 2025 FY2024	35

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

Form 20F 2025 FY2024	36

Political instability in Brazil, including instability resulting from social and political unrest relating to corruption investigations or other events may materially adversely affect us.
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
In October 2024, Moody’s upgraded Brazil’s credit rating to a Ba1 rating. Since July 2023, Fitch’s maintained Brazil’s BB - credit rating.
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

Form 20F 2025 FY2024	37

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
A devaluation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian central bank to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of the Brazilian real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.
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

Form 20F 2025 FY2024	38

Finally, our exchange rate is also susceptible to volatility arising from international markets. Lately, uncertainty in the U.S economy has been increasing due to political events, in particular due to trade policy uncertainty. We cannot predict how the Brazilian economy will be affected by tariffs coming from the U.S and whether Brazil will choose to retaliate such tariffs. In this scenario, the prevailing exchange rates could become very volatile, impacting both our results and costs.
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
The market price of the Class A common shares may be influenced by many factors, some of which are beyond our control, including:
•announcements by us or our competitors of significant contracts or acquisitions;
•technological innovations by us or competitors;
•the failure of financial analysts to continue covering our Class A common shares;

Form 20F 2025 FY2024	39

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

Form 20F 2025 FY2024	40

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
FTSE Russell, S&P Dow Jones and MSCI generally take the position that companies with multiple classes of common stock are not eligible to be included in certain of their indices. We cannot assure you that other stock indices will not take a similar approach in the future. Under the announced policies, our dual class capital structure makes us ineligible for inclusion in any of these indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. It continues to be somewhat unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from the indices, but in certain situations they may depress these valuations compared to those of other similar companies that are included. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.
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

Form 20F 2025 FY2024	41

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
Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Inter&Co directors have discretion under Inter&Co Articles of Association to determine whether or not, and under what conditions, Inter&Co corporate records may be inspected by Inter&Co shareholders, but are not obliged to make them available. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Form 20F 2025 FY2024	42

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

Form 20F 2025 FY2024	43

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
Based on our Audited Financial Statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not believe that we were treated as a PFIC for the 2024 or 2023 taxable years and we do not anticipate becoming a PFIC for our current taxable year or in the reasonably foreseeable future.

Form 20F 2025 FY2024	44

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

Form 20F 2025 FY2024	45

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
In 2008, we were granted by the Central Bank of Brazil a full Commercial Banking license, which enabled us to perform all banking related activities in Brazil. Thus, we began to operate as a full service bank, by offering financing, investments, and real estate credit, under the name Banco Intermedium S.A. (“Banco Intermedium”). In 2012, we launched our insurance brokerage activities, offering a broad suite of insurance products to our clients. In 2013, Inter DTVM we also created our investment broker, regulated by the CVM.
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
We have implemented another major evolution of our strategy in 2019 when we started to offer a marketplace of non-financial products, going beyond banking services with our new Inter Shop business vertical. For more information on the Inter Shop, see “Item 4. Information on the Company ― B. Business Overview ― Inter Shop.”
Between 2019 and 2024, we experienced high growth in number of clients (from 4 million in 2019 to approximately 36.1 million in 2024), and a continuous increase in the range of products offered. Thus, we believe that Inter is much more than just a bank, we are a financial super app, that empower people to manage their finances and daily activities, through a simple and seamlessly integrated digital experience. For more information or strategy, see “Item 4. Information on the Company ― B. Business Overview ― Overview.”
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

Form 20F 2025 FY2024	46

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
In July 2024, we acquired the remaining 50% of the share capital of Granito Instituição de Pagamento S.A. (now Inter Pag Instituição de Pagamento S.A. or “Inter Pag”), which became our wholly owned subsidiary. This recent acquisition of Inter Pag, a payment processing technology company, further strengthens our offering in the segment by enabling us to offer acquiring services to our existing business clients, as well as working capital financing through the anticipation of credit card receivables.
Additionally, in 2024, we continued our expansion plan, as detailed in “Item 4. Information on the Company― B. History and Development International Expansion.”
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
We were the first Brazilian company to complete this redomiciliation, demonstrating our pursuit of innovation. The conclusion of this important step in our journey is part of an expansion plan to access the biggest and more mature investors in the world, to keep leveraging our growth and path to profitability.
Corporate Information
Inter&Co was incorporated on January 26, 2021, as an exempted company with limited liability in the Cayman Islands. Inter&Co’s principal executive office is located at Avenida Barbacena, No. 1,219, 22nd floor, Belo Horizonte, Brazil 30190-131. The email for our Investor Relations Department is <ir@inter.co>. Inter&Co indirectly owns, through Inter Holding Financeira S.A., respectively, all shares of Banco Inter.
Investors should contact our Investor Relations Department for any inquiries through the address and email indicated above. Our principal website is <https://inter.co/> and our Investor Relations Department website is <https://investors.inter.co/>. The information contained in, or accessible through, our website is not incorporated into this annual report. In addition, the SEC maintains a website at http://www.sec.gov, from which you can electronically access this annual report, and other information regarding issuers that file electronically with the SEC.

Form 20F 2025 FY2024	47

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
As of December 31, 2024, we had a total of R$42,803.3 million in liabilities with customers, mostly comprised by time and demand deposits, and R$55,065.3 million in Funding from what we believe is a highly diversified portfolio from approximately 20.6 million active clients. During 2024, the average accumulated interbank deposit rate (the CDI) in Brazil was 10.8%. In comparison, our Cost of Funding of 2024, a non-GAAP financial measure, was 6.7%, or 62.0% of the average CDI during the same period. We believe this cost advantage is due to our high concentration of deposits as a percentage of our Funding, a non-GAAP financial measure. As of December 31, 2024, liabilities with customers and interbank deposits represented 78.7% of our Funding, a non-GAAP financial measure.

Traditional Banks
+
Tech Companies
Wide Range of Products
Full Banking Licensed
Low-Cost Structure
Broad Digital Ecosystem
Strong Deposit Franchise
Robust Credit Underwriting
Focus on UX
Innovation Driven Culture
=
inter&co

Form 20F 2025 FY2024	48

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
1.Banking & Spending – a fully digital account that allows clients to pay bills, spend on and offline, and transfer funds, among many other features.
2.Credit – lending solutions that enable clients to fund their life ambitions.
3.Inter Shop – our marketplace solutions for clients to efficiently purchase goods and an ever-growing set of on-demand services to address our clients’ daily activities.
4.Investments – an open marketplace for investment products that empower clients to invest for their future.
5.Insurance Brokerage – insurance brokerage services that enable our clients to protect all the important assets and aspects of their lives.
6.Global – solution for Brazilian clients who are traveling abroad and for Brazilian residing in the US. This category of products brings many of our core financial and commerce ecosystems to a global experience.
7.Loyalty – our reward program, which drives retention and activation in all verticals listed above, offering multiple opportunities for clients to earn and use points inside our super app.
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

Form 20F 2025 FY2024	49

Inter’s business and growth are driven by our self-reinforcing flywheel:
We believe that our brand drives strong organic client acquisition. In 2024, we continued to attract new clients at an average of 1 million new active clients per quarter.
These results were driven by marketing efforts focused on attracting clients more likely to become primary users of our platform and activating them immediately after onboarding. We finished 2024 with over 36 million clients, achieving a 57% activation rate.

Form 20F 2025 FY2024	50

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
Our Products and Solutions
We believe that we offer one of the most complete set of products and solutions in Brazil. We have developed what we believe to be a complete banking ecosystem, and, when considering to launch a new product, we conduct a thorough analysis to estimate our marginal expected return in relation to our expected research and development investment. We have designed our product strategy with the purpose to deepen client relationships, improve unit economics, and strengthen our market position by creating:
•High Value Products – to generate more revenue per active client,
•High Volume Products – to generate more engagement per active client, and
•High Variety of Products – to capture more wallet share per active client
We believe that our digital native, client-centric culture allowed us to deliver a highly differentiated user experience to our over 20 million active clients as of December 31, 2024. Also, we have developed a truly global payments platform combining a fully digital backbone integrated with other payments platforms.
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

Form 20F 2025 FY2024	51

Note 1: Products launched before the first quarter of 2019, first quarter included in the chart was the first quarter of 2019 to fit the chart. Note 2: Scale reduced to fit graph, PIX had 15.8 million active clients on December 31, 2024, Inter Loop had 11.3 million active clients on December 31, 2024, Debit Card had 8.2 million active clients on December 31, 2024 and Bill Payment (Boleto) had 6.7 million active clients on December 31, 2024.
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
When we bring the banking and financial aspects together with our commercial services in one single app, we believe that we can provide better value to our clients and produce an information advantage for our platform. We use this synergy to grow client engagement and increase our ability to monetize the relationships that we are building on the banking side of the business.
Global Capabilities
We are expanding our financial super app into the United States and began to offer a global account to our Brazilian clients traveling to or living in the US. With that, we are extending the value we have created in banking and commerce across borders.
According to the Brazilian Foreign Ministry, in 2024 there were nearly 2 million Brazilians living in the US, and, according to the US Embassy in Brazil, 1.1 million Brazilian tourists traveled to the US in 2024. We believe these potential clients know us and are a clear fit for the products in our global vertical.

Form 20F 2025 FY2024	52

This simple strategy results in seven business verticals, offered in one single financial super app: (i) Banking & Spending; (ii) Credit; (iii) Inter Shop; (iv) Investments; (v) Insurance Brokerage; (vi) Global; and (vii) Loyalty.
Below we describe each of them in more detail:
Banking & Spending

With our banking platform, we can deliver financial solutions through our digital checking account, where we provide access to a wide range of products, including bill payments, transfers, withdrawals, debit cards, instant payments (PIX), among others, for individuals and small businesses.
Additionally, with all the transactional data from increased client engagement, we learn more about their financial lives and leverage these insights to improve our products, our underwriting and our cross-selling of other business verticals such as Inter Shop, Investments and Insurance Brokerage.
With respect to the PIX market, according to data from the Central Bank, there were nearly 16.0 billion individual PIX transactions with a total volume of R$6.5 trillion in the fourth quarter of 2024. During this same period, we were involved in nearly 1.3 billion PIX transactions with a total volume of R$336.6 billion.
In 2024, our Card+PIX TPV was R$ 1.2 trillion, a 45% increase when compared to 2023. The graph below outlines the evolution of the monthly Card+PIX TPV per active client of each of our client cohorts.
Note: Graph considers PIX, credit card and debit card transacted volume per client cohort
Credit
We believe the strength of our primary digital banking client relationship generates a strong competitive advantage. It enables us to grow our Gross Loan Portfolio efficiently and optimize our underwriting through the wealth of data that our platform provides coupled with machine learning and AI.
We believe we manage credit risk prudently, which results in positive trends in asset quality. During 2024, we focused on improving delinquency rates, especially for credit cards, by further enhancing our collection processes and underwriting models. Our NPL > 90 days as percentage total Gross Loan Portfolio was at 4.2% as of December 31, 2024, compared to 4.6% as of December 31, 2023. On non-performing loans from 15 to 90 days (NPL 15 to 90 days) we presented a better trend: our NPL 15 to 90 days as percentage total Gross Loan Portfolio was 3.4% as of December 31, 2024, compared to 4.0% as of December 31, 2023.
We also believe we kept an adequate amount of provisions to cover our NPL>90 days. As of December 31, 2024, our provisions for expected credit loss represented 136% of our NPL>90 days, what we call coverage ratio.

Form 20F 2025 FY2024	53

As of December 31, 2024, we had approximately 36.1 million clients. Our loans and advances to customers divided by our number of clients as of that same date was R$984.9 and our Gross Loan Portfolio divided by our number of clients as of that same date was R$1,139.5. We believe these figures indicate that we still have significant potential to expand our credit portfolio through our existing clients, as they indicate that our clients do not have a substantial amount of debt in comparison with their financial condition.

Our product lines within this business vertical include real estate, SMB, payroll and personal loans, and credit cards. Loans and advances to customers, net of provisions for expected loss was R$ 33.3 billion as of December 31, 2024, representing an increase of 19% compared to December 31, 2023. Loans to financial institutions was R$ 5.6 billion as of December 31, 2024, representing a decrease of 352% compared to December 31, 2023. Gross Loan Portfolio, a non-GAAP measure calculated as the sum of loans and advances to customers, net of provisions for expected loss and loans to financial institutions, was R$41.2 billion as of December 31, 2024, representing a 33% increase compared to December 31, 2023.
We distribute our products digitally, in our financial super app. We aim to help clients to borrow more efficiently and at a lower cost by leveraging their most valuable assets, including their salary, real estate, and retirement funds.
Some of our product highlights of 2024 were: (i) Home-equity loans for individuals, in which we currently estimate to have approximately a 7.9% market share of the Brazilian portfolio, based on data from the Brazilian Association of Real Estate Loans and Savings Companies (Associação Brasileira das Entidades de Crédito Imobiliário e Poupança - ABECIP) and is a product which we believe has a high profit margin, and (ii) FGTS-backed loans (loans collateralized by the balance in the debtor’s Brazilian compulsory pension plan), which we have been originating exclusively through our financial super app.
However, despite our robust growth over the past few years and gain in market share across our products, we believe we have other opportunities for further growth such as payroll, credit card and others.

Form 20F 2025 FY2024	54

According to Central Bank, the total market in Brazil for loan portfolios is R$6.4 trillion. As of December 31, 2024, we have a market share of 16.8% of individual and bank accounts based on data from the Central Bank. However, we believe that we can still grow our market share in credit products as it is currently below our market share for number of accounts.
Inter Shop
In November 2019, we launched our e-commerce platform, Inter Shop. Our initial vision for the e-commerce offering stemmed from our desire to continue increasing our ability to leverage our primary banking relationship to improve our capacity to garner client attention, frequency, recurrence and bundling.
Inter Shop delivered R$ 5.0 billion GMV, in 2024, compared to R$3.5 billion in 2023.
We are able to generate significant revenues by bringing clients and sellers together, and such revenues can be used to boost our margins or to provide clients with cashback to increase engagement and retention.
Increasing our GMV enables us to generate more revenue and commissions, as well as provide clients with cashback to increase engagement and retention.
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
a.A Broad Product Suite: approaching 1.6 million Stock Keeping Unit (SKUs);
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
Investments
Our investments vertical, is an all-in-one platform which offers a complete range of solutions and products to our clients, inside the financial super app. We offer clients the opportunity to invest in fixed-income products, a stock exchange platform to invest in B3, investment funds, cryptocurrencies, savings account, and Tesouro Direto (a Brazilian government program that allows individual investors to purchase Brazilian treasury bonds).
The success of this business has enabled us to continuously expand our product offering. We have built a sizable asset management platform, Inter Asset, which provides mutual funds developed in-house and customized solutions. We have also developed a robust capital markets platform for corporate clients, providing debt securities, trading, and custody services. As a result, we now have a self-reinforcing ecosystem that provides us with two important competitive advantages:

Form 20F 2025 FY2024	55

a.We have a distribution channel for corporate issuers from our large investor base; and
b.We have the ability to distribute the securities of our corporate issuer clients, which attracts more investors who are looking for diverse investment opportunities.
Additionally, through our financial super app we enable our clients to seamlessly access Inter&Co Securities’ platform, which allows our clients to open an account with Inter&Co Securities and access a stock trading platform cleared by Apex Clearing for investments in the United States in selected securities listed on stock exchanges (currently Nasdaq and NYSE) within our financial super app. This feature allows clients to further diversify their risk into stocks in the United States and allocation strategies.
We segment our clients into four categories based on their assets under custody, as shown in the graph below. For the low AUC clients that prefer a self-service model, we offer a fully Digital experience that we can service profitably given our low-cost, tech-enabled platform. For higher AUC clients, we offer three types of personalized wealth advisory services: One, Black & WIN.
Regardless of the service level, our digital brokerage offering is completely democratized: we provide the same trading capabilities and products to everyone. We believe in the importance of empowering our clients with the resources to make the most informed investment decisions. That is why education in the form of research and community engagement content is a core part of our experience, as many of our clients are first-time investors and require additional information and/or suggestions on optimal investment portfolio allocation. For beginners, we provide educational content along with an advisory-robot tool where a virtual investment assistant will ask a few questions, analyze the client’s profile and goals, and propose tailored-made investment options. For more experienced investors, we offer sell-side research reports produced by Inter’s macro, fixed income and equities research teams, and advanced trading tools.

Form 20F 2025 FY2024	56

As of December 31, 2024, we had 6.8 million active clients on investments, a 44% growth since December 31, 2023. Our penetration, defined as active investment clients divided by total clients, is 19% - which we believe highlights the growth potential of the segment even within our own current client base. In terms of Assets Under Custody (AUC), as of December 31, 2024, we have reached approximately R$141 billion, corresponding to a 54% growth compared to December 31, 2023, with R$20,642 in average AuC per active client as of December 31, 2024.
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
Insurance Brokerage
We provide insurance brokerage services that enable our clients to protect important assets and aspects of their lives.
We sell 27 different types of insurance solutions via a simple and integrated experience. As we collect more data from our clients, we are able to learn more about their protection needs and add new products to service them.
We continue enhancing our insurance brokerage platform and transforming the way our clients engage with financial services by removing transaction costs at each transaction journey that our clients take with us, such as embedding a gadget insurance in an Inter Shop purchase, or embedding a travel insurance in a Travel sale. In 2024, the revenue of this vertical grew 9% when compared to 2023. We were also able to increase the number of active clients to approximately 5.3 million on December 31, 2024 from 1.7 thousand on December 31, 2023.
We also have important partnerships with Liberty Seguros and Sompo Seguros to distribute their insurance products, some of them with exclusivity agreements for 15 years. We also have a partnership with Wiz – which has a 40% of equity interest in Inter Seguros, to boost our insurance distribution platform.

Form 20F 2025 FY2024	57

Global
With our comprehensive financial super app, we see a large opportunity to take our products and services across borders. In January 2022, we acquired Inter&Co Payments, a remittance platform and global digital account provider with almost 150,000 clients, in order to accelerate our expansion plan.

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
While we remain at the beginning of our journey of expanding across borders, we are excited about the progress we have made so far. We have grown the number of Global Accounts to approximately 3.9 million accounts as of December 31, 2024, an increase of 79% compared to the same date of 2023.
Loyalty
In May, 2023, we launched our seventh vertical, Loyalty. Through the product we called “Inter Loop”, we are using our banking structure as the backbone of our new rewards program and connecting all verticals to offer multiple options for our clients to earn and use points inside the financial super app. We believe this new vertical shows a strong promise of opportunities for cross-selling, increasing engagement and monetization.
With Inter Loop, instead of being limited to cashback, our clients earn points and have freedom to choose how to redeem these points. Options to redeem points include, in addition to other options we may launch in the future:
1.Cashback
2.Discounts in Inter shop;
3.Airline miles;
4.Dollars in Global Account;
5.Investments; and
6.Insurance products

Form 20F 2025 FY2024	58

As of December 31, 2024, Inter Loop had reached nearly 11.3 million active clients, which on average, spend more than non-Inter-Loop clients. We believe this reinforces the value of our rewards program in generating increased customer loyalty and engagement.
Our Main Subsidiaries and Key Investees
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

Form 20F 2025 FY2024	59

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
Inter Pag
Inter Pag operates as a payment institution and credit card acquirer, enhancing our offerings in the segment of third-party acquiring services banks or payment processors. Additionally, we facilitate working capital financing through the anticipation of credit card receivables and develop customized products that improve the experience for corporate account holders, giving them access to a broader range of products and services.
On July 24, 2024, Banco Inter became the sole shareholder of Inter Pag. Prior to this transaction, it held 50% of the share capital of Inter Pag.
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

Form 20F 2025 FY2024	60

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
Through these initiatives, we processed over 13 million client inquiries that were solved in real time by artificial intelligence during 2024.
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

Form 20F 2025 FY2024	61

Inter Clients by States
Number of Inter clients as a percentage of the population of each state in Brazil as of December 31, 2024

0.3%
0.4%
3.2%
1.9%
2.3%
4.5%
1.1%
1...
4.2%
0.2%
0.7%
1...
1.6%
6.4%
1.5%
3.8%
12.5%
1.7%
1.1%
25.9%
8.7%
4.2%
3.0%
3.7%
Powered by Bing
© Microsoft, OpenStreetMap, Overture Maps Fundation

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
Our product launching capabilities and speed to market is enabled by an entrepreneurial team and our access to a modern cloud-based tech-stack backed by a modular architecture that enables our approach of continuously expanding our products and services. Our application layer is composed of over 3,400 microservices in a modern, de-coupled and cloud-native architecture enabling agility, security, and scalability to foster our business verticals.

Form 20F 2025 FY2024	62

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
The main competitors by business vertical are listed as follows:
•Banking & Spending and Credit: In our Banking & Spending vertical, as well as in Credit vertical, we face competition from financial institutions such as Santander, Banco do Brasil and Caixa Econômica Federal, Bradesco and Itaú which are considered traditional banks and the digital banks Nubank, Original, Agibank, Next, Neon and C6.
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
•Investments: In the investments business vertical, our main competitors are XP, Órama, Guide, and Sofis. We believe that we can compete effectively as a result of our investment platform based on products carefully selected and approved by Inter DTVM and offered through our free digital account. Easy access to a diverse range of products, included fixed income, securities and investment funds offered by us and third parties has proven beneficial in increasing our client base in recent years.
•Insurance Brokerage: In our insurance business vertical, we operate in various types of insurance brokerage through a specialized and structured team to serve several business sectors, including, but not limited to corporate insurance, digital insurance and bank insurance. Wiz was considered our primary competitor in Brazil in bank insurance (bancassurance). In 2019, Wiz acquired 40% of Inter Seguros.
•Global: We face competition from Remessa Online, Wise, Western Union, among others. We believe that our product, while being easy to use, delivers a wide range of benefits to our clients. We offer a full range of services such as international payments and transfers, import payments, export receipts and capital contribution receipts, that support our positioning in this market.
•Loyalty: The Loop points program is an internal coalition initiative of Banco Inter that aims to build customer loyalty through personalized rewards. Among direct competitors, Livelo, Esfera, Átomos, and Dotz stand out, with an expressive customer base and a strong redemption ecosystem.As indirect competitors, loyalty programs of airlines such as Azul Fidelidade, Latam Pass, and Smiles, as well as KM de Vantagens. One of the main advantages of the Loop points program is that points never expire and can be redeemed for various rewards, such as cashback, investments, Azul Fidelidade points, and more.

Form 20F 2025 FY2024	63

Intellectual Property
In Brazil, ownership of trademarks is evidenced only through a validly approved registration with the INPI, the federal agency responsible for registering trademarks and patents in Brazil. In January 2025, the INPI released a formal statement indicating that the average processing time for applications is currently about 21 months from application date. After registration, the owner is assured, in most cases, of exclusive use of the trademark throughout Brazil for a period of ten years, renewable for successive periods. During the registration process, the person applying for trademark registration merely has an expectation of the right to use the trademarks applied for to identify its products or services specifically in the requested class. These parameters do not apply to common expressions (which may be registered but will not be awarded exclusive use by their owners) and highly renowned brands.
As of December 31, 2024, we have rights over 364 trademarks in Brazil. 232 of them are already registered with the INPI. In addition, we have requested the registration of 132 other trademarks that are pending a decision.
In 2024, we received approval for the trademarks INTER, INTERBANK, and INTER&CO under class 36 in the Nice classification (relating to financial services), which trademarks are valid for the next 10 years, minimizing legal risks regarding such trademarks in Brazil. In December 2021, we filed a lawsuit, which is still ongoing, seeking to prevent the brand “Inter” from being recognized as an exclusive brand for financial services, so that no third party can have exclusive rights over the brand Inter recognized for use in connection with financial services. In March 2022, the INPI issued a statement in the lawsuit agreeing with Inter’s allegations and recognizing that the INPI’s initial rejection decision should be reviewed. The lawsuit aims to reinforce the brand's position and will serve as the final resolution to any further discussions on the matter.
We are also seeking recognition of our trademarks internationally in other countries in Latin America, North America and Europe.
As of December 31, 2024, we had approximately 116 international trademark applications from Inter around the world. 62 of these applications are already registered. Additionally, we have requested the registration of 54 other trademarks that are pending a decision.
Among these international applications, 5 are in Argentina, 12 in Canada, 6 in Chile, 11 in Colombia, 12 in the United States, 33 in Mexico, 14 in Paraguay, 2 in Peru, 11 in the United Kingdom, 1 in the European Union, and 9 in Uruguay.
Furthermore, we own a variety of domain names through entities responsible for domain name registration.
While we are unable to quantify the impact of losing our rights to our intellectual property, any such loss may restrict our ability to use such intellectual property and result in other financial and/or operational losses, including as a direct result the loss of clients and damage to our image and reputation.
Legal and Administrative Proceedings
We are subject to civil, labor and tax claims, including legal and administrative proceedings arising in the ordinary course of our business, for which we recorded provisions in the total aggregate amount of R$ 53.8 million as of December 31, 2024.
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

Form 20F 2025 FY2024	64

To this end, with respect to civil, labor and tax claims proceedings, we take into consideration our legal proceedings precedents as well as the evolution of jurisprudence, with due regard to applicable laws and regulations. The following table shows the aggregate amount of the provision established for probable losses in respect of our labor and civil proceedings. As of December 31, 2024, we did not have provisions in connection with tax proceedings as we were not a party to any such tax proceedings which we estimated that our chance of loss was probable.

Provisions as of December 31, 2024
(in millions of R$)
Labor proceedings	13.9
Civil proceedings	39.9
Total	53.8
For more information on our provisions for labor and civil proceedings, see note 23 to our Audited Financial Statements.
Tax Proceedings
Income tax and social contribution on net income – IRPJ and CSLL
On August 30, 2013, we received a tax assessment notice from the Brazilian Federal Revenue Service (Receita Federal do Brasil) to collect corporate income taxes (Imposto de Renda Pessoa Jurídica - IRPJ) and the social contribution on net profit (Contribuição Social Sobre o Lucro Líquido - CSLL), along with penalties and interest, concerning the calendar years 2008 and 2009. This assessment was based on allegations that Inter had deducted certain expenses considered non-deductible. We have evaluated the likelihood of loss as possible. As of December 31, 2024, this proceeding involved the total amount of R$63.4 million.
COFINS
We are discussing our COFINS obligations related to the years from 1999 to 2014, due to the Federal Revenue Service understanding that financial revenues should be included in the calculation basis for this contribution. COFINS is a federal social contribution calculated over revenues.
In 2005, we obtained a favorable, final and unappealable decision from the Supreme Federal Court ensuring the right to pay COFINS based only on the revenue from services rendered, rather than total revenue that would include financial revenues.
During the period from 1999 to 2006, we made judicial deposits and/or paid the obligation being discussed in the judicial proceeding. In 2006, through a favorable decision from the Supreme Federal Court and express consent of the Brazilian Federal Revenue Service, our judicial deposits were released. Additionally, the authorization to use credits from amounts previously overpaid against current obligations was approved without challenge by the Brazilian Federal Revenue Service on May 11, 2006. Subsequently, the Brazilian Federal Revenue Service challenged our procedures adopted, under the understanding that financial revenues should be included in the COFINS calculation basis.
After the enactment of Law 12,973/14, we modified our procedures to include financial revenues in the COFINS calculation basis and, therefore, all the taxable events involved in our discussions are prior to that law. Currently, the application of material res judicata is being discussed in a separate lawsuit that ensured our right not to collect COFINS on our financial revenues, so the Supreme Federal Court`s ruling on Theme 372 does not directly affect our discussions. The likelihood of loss is classified as possible.

Form 20F 2025 FY2024	65

We have evaluated the likelihood of loss as possible. As of December, 31, 2024, this proceeding involved the total amount of R$153.8 million.
Labor Proceedings
As of December 31, 2024, the aggregate amount sought by plaintiffs in labor proceedings were R$ 96.1 million, including disputes related to third-party service provider claims seeking recognition of employment status, employee overtime and equal pay claims. As of December 31, 2024, we had provisioned an amount of R$ 13.9 million for labor claims classified as probable risk of loss.
Civil Proceedings
As of December 31, 2024, we are party to approximately 22.1 thousand civil proceedings brought by clients, in which claimants sought aggregate damages of approximately R$ 2.8 billions, most of which consisting of claims under Brazilian consumer protection laws related to our payroll products, including our Payroll Card, and our real estate credit portfolio, our digital account and multiple card. As of December 31, 2024, we had provisioned an amount of R$ 39.9 million for civil claims, classified as probable risk of loss.
As of December 31, 2024, we are also party to 69 individual proceedings relating to our former correspondent broker Filadelphia (further described below).
Also, we and our indirect subsidiary, Inter&Co Payments, together with Eliran Grushkowsky and Fernando Fayzano, who are executives and prior shareholders of Inter&Co Payments, were defendants in an action filed on December 8, 2022, by Forex Express Corp. (“WireCash”) in the Superior Court for Los Angeles County, California. The complaint alleged that Mr. Grushkowsky, a former executive of WireCash, took alleged “trade secrets” relating to anti-fraud technology from his employment with WireCash and used the information after being hired by Inter & Co Payments. On January 8, 2025, we entered into a settlement agreement with WireCash under which (i) we, our affiliates, officers, employees and agents received full and complete releases, and (ii) all parties to the litigation dismissed all claims and cross-claims against one another with prejudice. On February 11, 2025, the Court dismissed the litigation. We understand that the financial impact of the settlement agreement is not material to us.
On January 2, 2024, Plaintiff Eddie Verri filed a putative class action in the United States District Court against Inter&Co Payments, Inc. alleging violations of the Telephone Consumer Protection Act (the “TCPA”). Mr. Verri sought statutory damages on behalf of himself and all the members of the putative class that he seeks to represent. The allegations stem from text messages allegedly sent without consent to the plaintiff and other customers whose cell phone numbers were allegedly registered in the National Do Not Call Registry. The total amount at issue was not been specified in the complaint. The total amount at issue was not specified in the complaint. We filed a response asserting our defenses to the claim. No other customers joined Mr. Verri in the action. We were able to settle the case and dismiss the litigation.
Public Civil Actions
We are a defendant in nine other public civil public actions in which claimants asked for aggregate damages of R$ 22.9 million as of December 31, 2024 (taking into consideration the liability of co-defendant financial institutions and without taking into consideration potential settlement agreements that could change our liability). These civil public actions relate to: (1) employing allegedly abusive tactics in connection with the failure to provide information relating to outstanding balances for the early settlement of client indebtedness; (2) alleged unlawful collection of amounts designated as “legal, judicial or extrajudicial fees,” “expenses incurred for administrative collections and summons of the debtor, including collection fees and legal fees” and “legal fees and collection costs”; (3) alleged violation of the rights of retirees and pensioners as a result of onerous indebtedness incurred by them through us; (4) alleged unlawful charging of fees for “third party service fees/reimbursements” in our lending agreements; (5) alleged failure to provide services due to instability and interruption of client access to the app; (6) alleged abusive practice in connection with payroll loan credit cards offered to retirees in the State of Rio Grande do Sul, which allegedly were not aware of the payroll loan characteristic of the card; (7) alleged abusive practice in offering payroll loan credit cards to consumers.

Form 20F 2025 FY2024	66

We are also party to a public civil action relating to the validity of all payroll loans granted to clients, in transactions intermediated by Filadelphia Empréstimos Consignados Ltda., or Filadephia. Filadelphia was a correspondent broker of payroll loans for us from March 20, 2008 to February 1, 2012, as well as for some other financial institutions.The Brazilian Federal Police determined that Filadelphia had been conducting a Ponzi scheme and suspended the deposits. As a result, the alleged victims sued Filadephia and, in certain cases, us. We were not involved in and we did not have any knowledge of Filadelphia’s illegal practices and terminated our relationship with Filadelphia the day after the Brazilian federal police initiated their operation. As of December 31, 2024, this proceeding involved an aggregate amount of R$ 10 thousand.
Capital Expenditures
Our principal capital expenditures are made in developing our digital platform. For more information, see “Item 5. Operating and Financial Review and Prospects―A. Operating Results―Capital Expenditures.”
Regulatory Overview
See “Regulatory Matters.”
Selected Statistical Information
The tables below present select statistical information as required by subpart 1400 of Regulation S-K. In this section, averages are based on month-end averages. Presenting historical averages in this section on a daily or weekly basis would involve unreasonable effort and expense. Historically, we have prepared monthly financial information in accordance with accounting principles generally accepted in Brazil applicable to institutions authorized to operate by the Central Bank to meet the deadlines and requirements of the regulatory body, and the calculations of the averages in the tables below.
We did not measure all assets and liabilities on a daily or weekly basis, as this information was not required under Bacen GAAP, a set of standards that guides the preparation and disclosure of financial statements by financial institutions in Brazil, or by applicable local laws or regulations.
Distribution of Assets, Liabilities and Equity
The return (or yield) was calculated by the amount of interest income or expense in the period divided by the average balance. The following table shows average balances, interest amounts and yields for our interest-earning assets, non-interest-earning assets, interest-bearing liabilities, non-interest-bearing liabilities and equity for the years ended December 31, 2024, 2023 and 2022.

Form 20F 2025 FY2024	67

	For the Year Ended December 31,
	2024			2023			2022
	Average Balance	Interest Income (Expense)	Average yield (assets) / rate paid (liabilities) (%)	Average Balance	Interest Income (Expense)	Average yield (assets) / rate paid (liabilities) (%)	Average Balance	Interest Income (Expense)	Average yield (assets) / rate paid (liabilities) (%)
	(in millions of R$, except percentages)			(in millions of R$, except percentages)			(in millions of R$, except percentages)
ASSETS
Interest-earning assets:
Loans and advances to customers, net of provision for expected loss	30,393.6	5,139.2	16.9%	23,913.0	4,549.8	19.0%	18,683.1	2,557.7	13.7%
Reverse purchase agreements	1,460.1	339.0	23.2%	2,344.0	497.1	21.2%	733.1	221.1	30.2%
Securities	19,773.2	1.7	—%	14,099.5	1.3	—%	12,619.9	1,471.7	11.7%
Cash and cash equivalents in foreign currency	621.2	15.8	2.5%	422.7	11.2	2.6%	283.1	20.1	7.1%
Total interest-earning assets	52,248.1	5,495.7	10.5%	40,779.2	5,059.4	12.4%	32,319.2	4,270.7	13.2%

Cash and cash equivalents in domestic currency	322.4	—	—%	615.7	—	—%	—	—	—%
Amounts due from financial institutions	4,846.5	—	—%	3,609.9	—	—%	2,549.4	—	—%
Derivative financial assets	5.5	—	—%	4.6	—	—%	7.6	—	—%
Compulsory deposits at Banco Central do Brasil	3,802.2		—%	2,351.1		—%	2,534.9	—	—%
Deferred tax assets	1,289.8	—	—%	1,023.5	—	—%	889.3	—	—%
Non-current assets held-for-sale	187.9	—	—%	173.2	—	—%	156.5	—	—%
Investments	49.8	—	—%	75.2	—	—%	77.0	—	—%
Property and equipment	276.5	—	—%	176.9	—	—%	197.8	—	—%
Intangible assets	1,608.7	—	—%	1,289.5	—	—%	1,259.7	—	—%
All other Assets	2,451.4	—	—%	1,881.3	—	—%	1,121.5	—	—%
Total Assets	67,088.8	5,495.7	8.2%	51,980.1	5,059.4	9.7%	41,364.4	4,270.7	10.3%

LIABILITIES
Interest-bearing liabilities:
Time deposits	33,056.0	(1,994.2)	(6.0)%	19,985.9	(1,631.5)	(8.2)%	8,856.0	(1,057.6)	(11.9)%
Savings deposits	1,694.6	(102.9)	(6.1)%	1,336.3	(91.9)	(6.9)%	1,213.8	(81.0)	(6.7)%
Securities issued	8,794.8	(1,044.9)	(11.9)%	7,141.3	(1,016.6)	(14.2)%	5,447.4	(689.8)	(12.7)%
Securities sold under agreements to repurchase	1,465.4	(98.2)	(6.7)%	1,576.5	(131.0)	(8.3)%	1,668.3	(77.3)	(4.6)%
Borrowing and onlending	108.1	(7.6)	(7.0)%	61.;5	(2.8)	(4.5)%	33.0	(6.7)	(20.3)%
Total interest-bearing liabilities	45,118.9	(3,247.8)	(7.2)%	30,101.6	(2,873.8)	(9.5)%	17,218.5	(1,912.5)	(11.1)%
Non-interest-bearing liabilities:
Demand Deposits	1,414.1	—	—%	5,506.8	—	—%	10,007.4	—	—%
Creditors’ funds to be released	286.3	—	—%	285.2	—	—%	229.0	—	—%
Liabilities with financial institutions	8,989.2	—	—%	7,134.1	—	—%	5,135.3	—	—%
Income tax and social contribution	357.4	—	—%	185.9	—	—%	82.7	—	—%
Tax liabilities	90.7	—	—%	60.7	—	—%	111.5	—	—%
Deferred tax liabilities	40.8	—	—%	20.9	—	—%	—		—%
Provisions	58.1	—	—%	59.8	—	—%	58.3	—	—%
Derivative financial liabilities	22.7	—	—%	25.2	—	—%	70.6	—	—%
All other liabilities	2,003.8	—	—%	1,309.9	—	—%	831.4	—	—%
Share capital	13.0	—	—%	13.0	—	—%	29.7	—	—%
Reserves	9,301.4	—	—%	7,936.1	—	—%	5,674.0	—	—%
Other comprehensive income reserve	(737.3)	—	—%	(746.1)	—	—%	(524.4)	—	—%
(-) Treasury shares	(8.5)	—	—%	(10.3)	—	—%	—	—	—%
Equity + non-interest-bearing liabilities	21,818.7	—	—%	21,768.3	—	—%	21,705.4	—	—%
Non-Controlling Interest	151.2			110.5			2,440.5
Total Equity + Liabilities	67,088.8	(3,247.8)	(4.8)%	51,980.3	(2,873.8)	(5.5)%	41,364.4	(1,912.5)	(4.6)%

(*)    Total lines reflect the sum of averages presented in this table.

Form 20F 2025 FY2024	68

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

	For the Year Ended December 31,
	2024/2023			2023/2022
	Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in millions of R$, except percentages)			(in millions of R$, except percentages)
ASSETS
Interest-earning assets:
Loans and advances to customers, net of provision for expected loss	1.095,8	(506,4)	589,4	995.1	997.1	1.992.1
Reverse purchase agreements	(205,2)	47,1	(158,1)	341.6	(65.6)	276.0
Securities	0,5	(0,1)	0,4	0.1	(1,470.6)	(1,470.4)
Cash and cash equivalents in foreign currency	5,0	(0,5)	4,6	3.7	(12.6)	(8.9)
Total interest-earning assets	1.206,2	(770,0)	436,3	1.049.6	(260.8)	788,8

LIABILITIES
Time deposits	(788,5)	425,8	(362,7)	(908.5)	334.7	(573.9)
Savings deposits	(21,8)	10,8	(11,0)	(8.4)	(2.5)	(10.9)
Securities issued	(196,5)	168,2	(28,3)	(241.1)	(85.7)	(326.8)
Securities sold under agreements to repurchase	7,4	25,4	32,9	7.6	(61.3)	(53.7)
Borrowing and onlending	(3,3)	(1,6)	(4,8)	(1.3)	5.2	3.9
Total interest-bearing liabilities	(1.081,0)	707,0	(374,0)	(1,230.0)	268.5	(961.4)
Interest-Earning Assets: Average Interest-Earning Assets and Net Yield
The following tables analyze our levels of average interest-earning assets, net interest income and net yield on interest-earning assets, for the periods indicated.

	As of and for the Year ended December 31,
	2024	2023
	(in millions of R$, except percentages)
Average balance of interest-earning assets	52,248.1	40,779.2
Net interest income and interest	5.495,7	5,059.4
Net yield on interest-earning assets(1)	10,5%	12.4%

(1)    Net interest income stated as a percentage of average interest-earning assets.

Form 20F 2025 FY2024	69

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

	Maturing
	As of December 31, 2024	In one year or less	After One Year through five years	After five years through 10 years	After ten years	No Specific Maturity
Fair value through other comprehensive income - FVOCI
Financial Treasury Letters (LFT)	47%	0%	38%	9%	0%	0%
Debentures	0%	0%	0%	0%	0%	0%
Certificates of real estate receivables	0%	0%	0%	0%	0%	0%
Investment fund quotas	1%	0%	0%	0%	1%	0%
Financial Letters	0%	0%	0%	0%	0%	0%
National Treasury Bonds (NTN)	17%	1%	6%	5%	5%	0%
National Financial Treasury Letters (LTN)	8%	2%	5%	1%	0%	0%
Securities issued abroad	17%	17%	0%	0%	0%	0%
Commercial Promissory Note	3%	1%	1%	1%	0%	0%
Weighted average yield	93%	20%	51%	16%	6%	0%

Amortized cost
Debentures	0%	0%	0%	0%	0%	0%
Financial Letters	2%	0%	2%	0%	0%	0%
National Treasury Bonds (NTN)	3%	0%	0%	2%	1%	0%
Certificates of real estate receivables	0%	0%	0%	0%	0%	0%
Rural Product Bill	2%	1%	1%	0%	0%	0%
Weighted average yield	7%	1%	4%	2%	1%	0%

Total weighted average yield	100%	21%	54%	18%	6%	0%
Maturity and Composition of Loan and Other Financing Portfolio
The following table analyzes our loans and advances to customers’ portfolio by type and by the time remaining to maturity. Loans are stated gross of the provision for expected losses.

	Maturing
	As of December 31, 2024	In one year or less	After one year through five years	After five years through 15 years	After 15 years
	(R$ million)
Credit Card	11,799.9	11,393.9	406.0	—	—
Business Loans	3,968.6	2,653.8	1,278.2	36.6	—
Real Estate Loans	11,250.2	2,434.0	1,230.4	2,463.5	5,122.3
Personal Credit	8,236.8	819.7	2,555.9	4,855.6	5.4
Agribusiness loans	340.8	301.5	39.3	—	—
Total loans and advances to customers	35,596.3	17,602.9	5,509.8	7,355.7	5,127.7

Form 20F 2025 FY2024	70

The following table represents our loans:

As of December 31, 2024
(R$ million)
Credit Card	11,799.9
Fixed Rate	11,799.9
Personal Credit	8,236.8
Fixed Rate	8,236.8
Business Loans	3,968.6
Fixed Rate	2,757.8
Floating Rate	1,210.8
Real Estate Loans	11,250.2
Fixed Rate	1,191.6
Floating Rate	10,058.6
Agribusiness loans	340.8
Fixed Rate	288.9
Floating Rate	51.9
Total loans with fixed rate	24,275.0
Total loans with floating rate	11,321.3
Total loans to customers	35,596.3
Summary of Loan Loss Experience
Allocation of Provision for Impairment Losses
The following table presents impairment losses by category of loans and sets forth the percentage distribution of the total provisions as of December 31, 2024, 2023 and 2022.

	As of December 31,
	2024			2023			2022
	Amount	% of Total loan portfolio	% of Total Loss Allowance	Amount	% of Total loan portfolio	% of Total Loss Allowance	Amount	% of Total loan portfolio	% of Total Loss Allowance
	(in millions of R$, except percentages)			(in millions of R$, except percentages)			(in millions of R$, except percentages)
Credit Card	11,799.9	33.1%	—	9,461.3	31.8%	—	6,870.6	30.3%	—
Personal Credit	8,236.8	23.1%	—	7,138.7	24.0%	—	5,463.8	24.1%	—
Business loans	3,968.6	11.1%	—	3,855.7	12.9%	—	3,392.5	14.9%	—
Real Estate Loans	11,250.2	31.6%	—	8,583.4	28.8%	—	6,251.8	27.5%	—
Agribusiness loans	340.8	1.0%	—	745.2	2.5%	—	719.7	3.2%	—
Total loan portfolio(1)	35,596.3	100.0%		29,784.3	100.0%		22,698.4	100.0%	—

Credit Card	1,570.4	4.4%	66.3%	1,312.4	4.4%	69.7%	874.2	3.9%	66.3%
Personal Credit	579.1	1.6%	24.5%	404.3	1.4%	21.5%	315.8	1.4%	23.9%
Business loans	32.6	0.1%	1.4%	19.8	0.1%	1.1%	13.3	0.1%	1.0%
Real Estate Loans	177.8	0.5%	7.5%	133.6	0.4%	7.1%	102.6	0.5%	7.8%
Agribusiness loans	7.0	—%	0.3%	13.7	—%	0.7%	12.6	0.1%	1.0%
Total loss allowance	2,366.9	6.6%	100.0%	1,883.8	6.3%	100.0%	1,318.5	5.8%	100.0%

Total loans and allowances to customers, net of loss allowance	33,229.4			27,900.5			21,379.9

(1)    Total loan portfolio means our total loans and advances to customers and does not include amounts due from financial institutions.

Form 20F 2025 FY2024	71

Our ratio of allowance for credit losses to total loan portfolio has grown consistently in the reported periods, representing 6.4%, 6.3% and 5.8% on December 31, 2024, 2023 and 2022 respectively. We believe that this increase was driven by the growth of our credit portfolio and the maturing of older part of our credit portfolio, as well as an increase in delinquencies that we believe resulted from our client’s exposure to Brazil’s macroeconomic scenario. For more information on the Brazilian macroeconomics conditions.
The significance of the allowances for charge-offs relating to credit cards was 66.3%, 69.7% and 66.3% of our total loss allowance on December 31, 2024, 2023 and 2022, respectively. The decrease in the significance of allowance for charge-offs relating to credit cards in 2024 was due to the increase in the provisions relating to personal credit (and subsequent decrease in the significance of allowances for charge-offs relating to credit cards as a percentage of our total loss allowance). Our allowance for charge-offs relating to personal credit increased in 2024 as a result of our introduction of riskier personal credit products (including overdraft products). The increase in the significance of allowance for charge-offs relating to credit cards in 2023 compared to 2022 was due to the overall growth of our credit card portfolio in 2023 compared to 2022, which is a function of the overall growth of our base of active clients.
Allocation of Net Charge-Offs
The following table presents our net charge-offs by category of loans as of December 31, 2024, 2023 and 2022.

	As of December 31,
	2024			2023			2022
	Amount	% of Average Loans	% of Net Charge-Offs	Amount	% of Average Loans	% of Net Charge-Offs	Amount	% of Average Loans	% of Net Charge-Offs
	(in millions of R$, except percentages)
Credit Card	10,598.0	32.5%	—	8,055.8	31.5%	—	6,114.7	30.6%	—
Personal Credit	7,730.5	23.7%	—	6,449.8	25.2%	—	4,376.4	21.9%	—
Business loans	3,767.2	11.6%	—	3,110.9	12.2%	—	3,090.5	15.4%	—
Real estate loans	9,839.1	30.2%	—	7,189.3	28.1%	—	5,797.3	29.0%	—
Agribusiness loans	669.8	2.1%	—	741.3	2.9%	—	620.1	3.1%	—
Total average loans outstanding	32,604.5	100.0%		25,547.1	100.0%		19,999.0	100.0%

Credit Card	109.8	0.3%	81.9%	74.3	0.3%	79.5%	61.8	0.3%	53.4%
Personal Credit	20.3	0.1%	15.1%	16.7	0.1%	17.9%	45.1	0.2%	38.9%
Business loans	1.4	—	1.0%	0.3	—	0.3%	2.1	—	1.8%
Real estate loans	1.9	—	1.4%	2.1	—%	2.2%	6.9	—%	5.9%
Agribusiness loans	0.6	—	0.4	0.1	—	0.1	—	—	—
Total net charge-offs	134.0	0.4%	100.0%	93.5	0.4%	100.0%	115.9	0.5%	100.0%
Our ratio of net charge-offs to average loans remained relatively stable as of December 31, 2024 at 0.4%, compared to 0.4% and 0.5% as of December 31, 2023 and 2022, respectively.
Net charge-offs relating to credit cards increased to 81.9% for the year ended December 31, 2024, compared to 79.5% and 53.4% for the years ended December 31, 2023 and 2022, respectively. These increases were primarily due to the increase in the size of our credit card portfolio and in the proportion of our credit card loans compared to other components of our loan portfolio. Credit card loans are relatively riskier than our other loans as credit card loans are uncollateralized. Consequently, an increase in credit card loans results in an increase in the proportion of net charge-offs relating to credit cards.

Form 20F 2025 FY2024	72

Deposits
Composition of Deposits per type and yield
The following table presents, with average balances, the breakdown of deposits by category as of December 31, 2024, 2023 and 2022.

	For the Year Ended December 31,
	2024		2023		2022
	Average Balance(1)	Average rate paid	Average Balance(1)	Average rate paid	Average Balance(1)	Average rate paid
	(in millions of R$, except percentages)
Time deposits:
Interest bearing	33,056	6.0%	19,986	11.9%	8,856	11.9%
Total	33,056		19,986		8,856

Demand deposits:
Non-interest bearing	1,414		5,507		8,856
Total	1,414		5,507		8,856

(1)    Average amounts based on the average of the month-end balances within each applicable year, unless otherwise indicated.
As of December 31, 2024, 2023 and 2022, all of our deposits were guaranteed by the Credit Guarantee Fund (FGC), up to the amounts covered by the FGC. See “Regulatory Matters—Credit Guarantee Fund.”
Maturity of Deposits
The following table sets forth information regarding the maturity of our uninsured time deposits as of December 31, 2024.

	As of December 31, 2024	Maturing
		Within 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
	(R$ million)
Time deposits in excess of insured limit
Brazil	38,874.3	15,316.2	1,575.2	2,848.4	19,134.5	38,874.3
Total time deposits in excess of insured limit	38,874.3	15,316.2	1,575.2	2,848.4	19,134.5	38,874.3

Time Deposits in uninsured accounts
Brazil	354.3	98.8	164.5	74.5	16.5	354.3
Total time deposits in uninsured accounts	354.3	98.8	164.5	74.5	16.5	354.3

Total uninsured Time deposits	39,228.6	15,415.0	1,739.7	2,922.9	19,151.0	39,228.6
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

Form 20F 2025 FY2024	73

Minimum Capital Requirements
Our capital indices were above the minimum requirements stipulated by Brazilian regulations as follows:

	As of December 31,
Basel III Requirements(1):	2024	2023	2022
Basel Index(2)	15.2%	23.0%	24.1%
Capital Index Level 1(3)	15.2%	23.0%	24.1%

(1)    According to CMN Resolution No. 4,958, for institutions pertaining to a prudential conglomerate in accordance with the Accounting Plan of the Institutions of National Financial System - Cosif, the Additional Principal Capital must be calculated on a consolidated basis.
(2)    Minimum Required Reference Equity (or Regulatory Capital) = 8% (from 2019).
(3)    Minimum Required Tier 1 Capital = 6.0% (since 2015).

	As of December 31,
	2024	2023	2022
	(R$ million)
Minimum Required Reference Equity (or Regulatory Capital) * RWA Amount(1)	2,772.3	2,129.7	1,964.0

(1)    Minimum Required Reference Equity (or Regulatory Capital) = 8% (from 2019).
The following table sets forth information regarding our capital adequacy as of December 31, 2024, 2023 and 2022 according to the regulations of the Central Bank and Basel III:

	As of December 31,
	2024	2023	2022
	(R$ million)
Reference Equity(1)	5,261.3	6,138.2	5,913.3
Tier 1 Capital	5,261.3	6,138.2	5,913.3
Risk-Weighted Assets (RWA)	34,653.7	26,745.7	24,950.5
Credit Risk (RWACPAD)	27,053.4	22,367.9	21,963.6
Market Risk (RWAMPAD)	1,262.3	342.1	480.8
Operational Risk (RWAOPAD)	5,939.1	4,035.6	2,506.1
RWA for Payment Services Risk - RWASP	399.0	—	—

(1)    Reference equity is the amount of available capital taken into consideration for the purpose of determining the operating limits of Brazilian financial institutions, and is composed of two levels. Tier I capital is represented by the composition of equity plus the balance of certain reserves, income and hybrid capital and debt instruments authorized by the Central Bank.
Banco Inter has become subject to new regulations established by CMN Resolution 4,966/21 of the National Monetary Council and BCB Resolution 352/23 of the Central Bank of Brazil, which came into effect on January 1, 2025. These resolutions establish new accounting concepts and criteria applicable to financial instruments that must be observed by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. We do not expect material impacts on our Regulatory Capital and Capital Adequacy Ratio as a result of this resolution. The information described above does not reflect the application of this new resolution.

Form 20F 2025 FY2024	74

C.    Organizational Structure
Below is our current corporate structure:
Inter&Co is a non-operating holding company and the main holding company of our group. Inter&Co has subsidiaries and investees incorporated in the United States, Brazil and Portugal.
Inter&Co main subsidiaries and investees organized in Brazil consist of Inter Marketplace Intermediação de Negócios e Serviços Ltda. and Inter Holding Financeira S.A. Inter Marketplace Intermediação de Negócios e Serviços Ltda. operates our marketplace business and also acts as a holding of certain of our non-financial-service businesses in Brazil. Inter Holding Financeira S.A. is also a non-operating holding company which owns Banco Inter S.A., our main operating company. Banco Inter also directly owns certain of our subsidiaries and investees that operate financial-service businesses in Brazil and Inter & Co Payments, Inc. (a California company that operates our money transmitter business in the U.S.).
Inter&Co subsidiaries organized and investees in US consist of Inter US Holding, Inc., Inter&Co Securities LLC, Inter US Finance LLC, Inter US Management LLC, and Inter Advisors LLC. We own 100% of the share capital of each of these companies. Inter&Co subsidiary organized in Portugal consist of INTRGLOBALEU Serviços Administrativos, LDA.
For more information on our subsidiaries and investees, see "—B. Business Overview — Key Subsidiaries and Investees" and note 4 to our Audited Financial Statements.
D.    Property, Plant and Equipment
In addition to our corporate headquarters, some of our subsidiaries maintain offices that are responsible for supporting our corporate operations, such as: (i) Banco Inter maintains 14 offices located in the cities of Balneário Camboriú, Porto Alegre, Belo Horizonte, Brasília, Campinas, Curitiba, Fortaleza, Goiânia, Rio de Janeiro, Salvador, Guarulhos, São Paulo, São José dos Pinhais, Vitória and Georgetown/Cayman Islands; (ii) Inter Café maintains offices located in the cities of Belo Horizonte, São Paulo and Curitiba. All our offices and corporate headquarters are leased. We do not have any material fixed assets.
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

Form 20F 2025 FY2024	75

A.    Operating Results
Overview
We offer products and services through a financial super app for our clients to manage their finances and daily activities, through a simple and seamlessly integrated digital experience. Our strategy has always been to provide clients with a differentiated value proposition, via a highly scalable technology stack, in which we would be able to add additional functionalities over time.
Our financial super app combines different revenue streams in seven business verticals: (i) Banking & Spending, (ii) Credit, (iii) Inter Shop, (iv) Investments, (v) Insurance Brokerage, (vi) Global, and (vii) Loyalty.
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
The Brazilian Macroeconomic Environment
As a company that operates mainly in Brazil, our results of operations, cash flow and financial condition are affected by general economic conditions in Brazil, particularly by Brazil’s economic growth. The following table sets forth selected economic indicators for the periods indicated:

	As of and for the Year ended December 31,
	2024	2023	2022
GDP growth (reduction)	3.4%	3.3%	2.9%
Inflation (IGP-M)(1)	6.5%	(3.2)%	5.5%
Inflation (IPCA)(2)	4.8%	4.6%	5.8%
Interbank rate – CDI(3)	12.2%	11.7%	13.7%
Exchange rate at the end of the period per US$1.00	R$ 6.18	R$ 4.86	R$5.28
Average exchange rate per US$1.00	R$ 5.39	R$ 4.99	R$5.17

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
The performance of the Brazilian GDP and labor market in Brazil have a direct impact on the purchasing power of the Brazilian population, which in turn influence the demand for our products and services. In 2024, the Brazilian GDP grew 3.4%, the fourth consecutive year of growth, due to the good performance of household consumption as well as investment, reflecting the continuous fiscal stimulus and a partial easing in monetary conditions in first half of the year. With that performance, unemployment rate reached record low at 6.1% at the end of 2024, with aggregate household income 8% higher in real terms as compared to 2023.
Inflation, interest rates and availability of credit
A significant portion of our income, expenses, assets and liabilities are directly impacted by interest rates, and our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and government monetary policies.
•Inflation rates in Brazil measured by IPCA were 4.8%, 4.6% and 5.8% for the years ended December 31, 2024, 2023 and 2022, respectively.
•The Brazilian Interbank rate - CDI was 11.25%, 11.75% and 13.75,% as of December 31, 2024, 2023 and 2022, respectively..

Form 20F 2025 FY2024	76

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
We are also impacted by changes in prevailing interest rates. Increases in interest rates tend to adversely affect us by making our credit and investment products more expensive for consumers, thereby reducing consumer demand for such products. Interest rate increases also tend to increase our funding costs. The profitability of credit transactions depends on our capacity to obtain funding at competitive rates. An increase in market interest rates in Brazil could increase our cost of funding, particularly the cost of term deposits, thus reducing the spread earned on our credit portfolio. In addition, rising interest rates increase the risk of default by our clients due to potentially higher unemployment rates and due to the increased costs of our floating-rate loans. On the other hand, a decrease in interest rates may affect the gross return of our floating-rate loan portfolio.
In addition, increases in interest rates, inflation indexes and other index coupons may adversely affect the result of investments that are not indexed to these indices. This type of exposure may adversely affect the performance of our loan portfolios that are not indexed to such indices, thus decreasing the spread that we earn relative to our fixed lending portfolio.
As a result of the above, we consider exposure to interest rates and inflation rates as a significant risk. We are subject to risk of losses or gains from fluctuations in interest rates earned or charged on our lending and borrowing portfolios. In order to try to mitigate this risk, we analyze our exposure based on the limits established and identified through the use of specific financial models, as well as through capital control requirements. We use market risk management, in part, to support our business areas by establishing processes and implementing tools that are necessary to assess and control the related risks, thus enabling us to measure and monitor the risk tolerance levels established by our senior management. For more information about our risk management practices, see note 6 to our Audited Financial Statements.
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
Currently, we can see high levels of activation in all our core business verticals. We reached a total of approximately 20.6 million active clients as of December 31, 2024.
Reserve and Lending Requirements
The requirements set by the Central Bank for compulsory deposit and credit has a significant impact on the results of financial institutions in Brazil. Increases or decreases in such requirements may have an impact on our operational results by limiting or expanding the amounts available for commercial credit transactions. We believe that, considering the current regulation, we have enough assets to operate without significant constraints from reserve and lending requirements. As of December 31, 2024, 2023 and 2022, compulsory deposits represented, 6,91%, 4.41% and 6.16% of our total assets, respectively. As of December 31, 2024, our capital adequacy ratio was 15.2%, significantly above the minimum requirements of 10.5%. We have historically been able to maintain our capital adequacy ratio above the minimum threshold by acquiring funds through equity offerings.

Form 20F 2025 FY2024	77

International Expansion
Our operations are currently concentrated in Brazil, but we have been conducting an international expansion since 2022. The first step of this process was the acquisition of Inter&Co Payments, Inc., in January 2022. Inter&Co Payments is a licensed Money Service Business offering foreign exchange and international remittance services, as well as other financial products through an e-wallet solution we have named “Global Account”.
In 2022, we also incorporated Inter&Co Securities LLC, a fully licensed Broker Dealer, handling brokerage services for Inter customers wishing to invest in the American stock exchanges. Our investment platform is powered by partnerships with clearings that enable investors to access the NYSE and NASDAQ and trade from within our financial super app, and provide our Wealth Management Clients a full array of investment options.
In January, 2023, we acquired YellowFi Mortgage LLC, now Inter US Finance, a company that owns, manages and operates a mortgage lending and origination business in the states of Colorado, Florida and Georgia, and YellowFi Management LLC, now Inter US Management, a company that manages and operates the Inter Mortgage Opportunity Fund, a residential mortgage notes investment fund that holds residential mortgage loans throughout the United States.
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
In April 2024, we became licensed to operate a Cayman Branch. The Banco Inter Cayman Branch is a strategic project that will allow us to amplify our capability of offering products and solutions in different currencies (other than Brazilian reais) and access new sources of funding. Through our Cayman Branch, we have already started offering time deposits, which are fixed-interest investment products.
We have recently begun to structure our global expansion process into the Latin American region. The project started with the development of a partnership with a local financial institution and an investment advisor in Argentina, aiming to make international investments in the Inter&Co Securities environment available to clients in Argentina.
Other markets are under analysis and we expect to continue our international expansion. See “Item 3. Key Information ―D. Risk Factors—Risks Relating to our Business—We may be unable to identify, complete, integrate or obtain the benefits of past and future acquisitions.” and “Our international expansion efforts may not be successful or may subject us to increased risks”
Material Accounting Policies
Our Audited Financial Statements are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). In preparing our Audited Financial Statements, we employ our judgment and make estimates and assumptions to calculate amounts recognized as assets, liabilities, income and expenses. If we are required to evaluate new and more complex issues, we may be required to conduct further studies, which could result in the recognition of amounts that deviate significantly from those previously estimated. Any such significant deviation may occur in the event of changes to initial conditions and assumptions.

Form 20F 2025 FY2024	78

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
Revenue by Segment
The table below shows the revenues of our reportable segments for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024		2023		2022
Revenue	(in millions of R$, except percentages)
Banking & Spending	5,646.7	88.2%	4,339.0	91.3%	3,227.6	88.8%
Investments	255.7	4.0%	157.3	3.3%	125.2	3.5%
Insurance Brokerage	188.4	2.9%	173.2	3.6%	130.5	3.7%
Inter Shop	322.1	5.0%	254.6	5.4%	367.3	10.3%
Total reportable segments	6,412.9	100.2%	4,924.1	103.6%	3,850.6	106.3%
Others	355.0	5.5%	8.5	0.2%	108.6	3.0%
Eliminations(1)	(367.7)	(5.7)%	(180.0)	(3.8)%	(396.5)	(9.3)%
Total	6,400.2	100%	4,752.6	100%	3,562.7	100%

(1)    Eliminations reflect the amounts intragroup. For more information, see note 5 to the Audited Financial Statements.

Form 20F 2025 FY2024	79

Income Statement
The table below sets forth our consolidated income statement for the years ended December 31, 2024 and 2023.
Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

	For the Year Ended December 31,
	2024	2023	Variation
	(R$ million)
Interest income	5,139.2	4,549.8	13.0%
Interest expense	(3,311.6)	(2,887.6)	14.7%
Income from securities, derivatives and foreign exchange	2,629.2	1,634.5	60.9%
Net interest income and income from securities, derivatives and foreign exchange	4,456.7	3,296.8	35.2%

Net revenues from services and commissions	1,753.3	1,304.4	34.4%
Expenses from services and commissions	(143.4)	(135.6)	5.8%
Other revenues	333.6	287.0	16.2%
Revenues	6,400.2	4,752.6	34.7%

Impairment losses on financial assets	(1,799.5)	(1,541.6)	16.7%
Administrative expenses	(1,769.1)	(1,461.3)	21.1%
Personnel expenses	(937.8)	(790.7)	18.6%
Tax expenses	(477.0)	(326.6)	46.1%
Depreciation and amortization	(208.8)	(160.4)	30.2%
Share of the profit or loss of associates and joint ventures accounted for using the equity method	(2.5)	(32.0)	(92.3)%
Profit before income tax	1,205.5	439.9	174.1%

Income tax	(232.7)	(87.6)	165.7%

Profit for the year	972.8	352.3	176.2%
Net interest income and income from securities, derivatives and foreign exchange
Net interest income and income from securities, derivatives and foreign exchange increased 35.2% to R$4,456.7 million in 2024 from R$3,296.8 million in 2023, primarily as a result of the following factors:
•Interest income: Interest income increased 13.0% to R$5,139.2 million in 2024, from R$4,549.8 million in 2023, mainly due to the growth in our credit card and personal credit portfolios, which increased by 24.7% and 15.4% respectively, comparing the portfolios as of December 31, 2024 and 2023.
•Interest expense: Interest expense increased 14.7% to R$3,311.6 million in 2024 from R$2,887.6 million in 2023, primarily due to the increase in the balance of time deposits, which in turn was driven by growth of our number of clients. Time deposits increased to R$39,228.6 million as of December 31, 2024 from R$28,158.4 million as of December 31, 2023.
•Income from securities, derivatives and foreign exchange: Income from securities and derivatives increased 60.9% to R$2,629.2 million in 2024 from R$1,634.5 million in 2023, primarily due to the increase in Brazilian government securities that we hold, reflecting the interest rates they are indexed.

Form 20F 2025 FY2024	80

Net revenues from services and commissions
Net revenues from services and commissions increased 34.4% to R$1,753.3 million in 2024 compared to R$1,304.4 million in 2023, mainly due to the increase in card interchange fees (amounts we receive in connection with the use of credit and debit cards we issued). This increase in card interchange fees was driven by the 56.9% growth in the number of active clients as of December 31, 2024 compared to December 31, 2023.
Expenses from services and commissions
Expenses on services and commissions increased 5.8% to R$143.4 million in 2024 from R$135.6 million in 2023, mainly due to the fess we are required to pay form maintaining our ATM services. Costs relating to ATM services include fees payable due to withdrawals made by our clients, which increased due to the numbers of clients and costs related to keeping the ATMs stocked with withdrawable cash.
Other revenues
Other revenues increased 16.2% to R$333.6 million in 2024 from R$287.0 million in 2023. The chart below sets forth our other revenues by category for the years ended December 31, 2024 and 2023:

	For the year ended December 31,
	2024	2023
	(R$ million)
Performance fees	73.6	135.2
Revenue from card networks	81.7	52.3
Capital gains	55.5	41.8
Revenue from sale of goods	24.2	20.6
Others	98.4	37.0
Total	333.6	287.0
The increase in other revenues was primarily driven by: (i) the R$61.4 million increase in others, which consists substantially of the monetary correction of taxes and revenue from portability in 2024; and (ii) the R$13.7 million increase in capital gains, from our acquisition of additional equity interest in Inter Pag in 2024. This increase was partially offset by a decrease of R$61.6 million in performance fees, which consists substantially of the result of our commercial agreements with Mastercard, B3, and Liberty, which offer performance bonuses as certain established goals are met.
Impairment losses on financial assets
Impairment losses on financial assets increased 16.7% to R$1,799.5 million in 2024, from R$1,541.6 million in 2023, primarily as a result of: (i) the growth of our loan portfolio by 19.5%, when comparing our portfolio as of December 31, 2024 and December 31, 2023, including a 24.7% growth of our credit card portfolio, which is unsecured and, as a result, has a higher expected credit loss and (ii) the overall increase in defaults across our credit portfolio which we believe is related to an increase in defaults observed generally in the Brazilian financial market in response to higher interest rates prevailing in the Brazilian market (including the SELIC rate), which resulted from the challenging domestic and global macroeconomic environments.

Form 20F 2025 FY2024	81

Administrative expenses
Administrative expenses increased 21.1% to R$1,769.1 million in 2024 from R$1,461.3 million in 2023. The chart below sets forth our administrative expenses by category for the years ended December 31, 2024 and 2023:

	For the year ended December 31,
	2024	2023
	(R$ million)
Data processing and information technology	797.6	779.5
Third party services and financial system services	424.8	269.2
Advertisement and marketing	235.0	93.5
Rent, condominium fee and property maintenance	69.3	62.9
Provisions for contingencies	49.1	38.6
Insurance expenses	13.1	25.6
Others	180.1	192.1
Total	1,769.1	1,461.3
The increase in our administrative expenses were primarily due to:
•The increase of R$155.6 million in third-party services and financial system services to our expenses relates to withdrawals from electronic service networks, interbank payment transactions, and file transmission fees to our regulatory bodies. This increase occurred due to a higher volume of operations in 2024.
•The R$141.5 million increase in advertising and marketing resulted from higher investment in online advertising throughout 2024.
Personnel expenses
Personnel expenses increased 18.6% to R$937.8 million in 2024 from R$790.7 million in 2023, mainly due to the increase in bonus and profit-sharing payments to executives and to employees as a result of higher profits.
Tax Expenses
Tax expenses increased 46.1% to R$477.0 million in 2024 from R$326.6 million in 2023, mainly due to the increase in our revenues resulting in higher ICMS, PIS and COFINS expenses in 2024.
Profit before income tax
As a result of the foregoing, profit before tax increased 174.1% to a profit R$1.2 billion in 2024, from R$0.4 billion in 2023.
Income tax
Income tax increased 165.7% to R$232.7 million in 2024 from R$87.6 million in 2023. The increase in income tax expense occurred as a result of the growth in profit before income taxes in 2024.
Profit for the year
As a result of the foregoing, profit for the year increased by 176.2% to R$972.8 million in 2024 from R$352.3 million in 2023.

Form 20F 2025 FY2024	82

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022
For a discussion of our results of operations for the year ended December 31, 2023 compared with the year ended December 31, 2022, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Income Statement—Year Ended December 31, 2023 Compared with the Year Ended December 31, 2022” on pages 82-85 of our annual report on Form 20-F for the year ended December 31, 2023.
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
Investments in the development of our new products and services is an integral part of the daily routine of all of our business departments working together with our product, business development, data governance and technology teams. We invested an aggregate R$ 302.5 million throughout 2024 in the above-mentioned initiatives.
B.    Liquidity and Capital Resources
Our asset and liability management strategy is set by the asset and liability committee, which operates under guidelines and procedures established by policies. The asset and liability committee establishes, among other policies, our funding strategy, and the target positioning with respect to structural balance sheet risk.
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

Form 20F 2025 FY2024	83

Banco Inter has become subject to new regulations established by CMN Resolution 4,966/21 of the National Monetary Council and BCB Resolution 352/23 of the Central Bank, which came into effect on January 1, 2025. These resolutions establish new accounting criteria applicable to financial instruments that must be observed by financial institutions and other institutions authorized to operate by the Central Bank. We do not expect material impacts on our Regulatory capital and capital adequacy ratio. Our reference equity and capital adequacy information described below does not reflect the application of the new regulation.
As of December 31, 2024, Banco Inter’s capital adequacy ratio was 15.2%, a decrease of 7.8 percentage points compared to December 31, 2023. This variation was mainly due to the growth of our loan portfolio and acquisition of Inter Pag.
As of December 31, 2023, Banco Inter’s capital adequacy ratio was 23.0%, a decrease of 1.1 percentage points compared to December 31, 2022. This variation was mainly due to the growth of our loan portfolio.
For more information on reserve and lending requirements, see “―Overview―Reserve and Lending Requirements,” above, and “Regulatory Matters―Capital Adequacy Guidelines.”
The table below sets forth Banco Inter’s Reference Equity and Banco Inter’s Capital Adequacy Ratio (as defined below) as of December 31, 2024, 2023 and 2022:

	December 31,			Variation
	2024	2023	2022	2024 x 2023	2023 x 2022
Reference Equity(1) (R$ million)	5,262.0	6,138.2	5,913.3	-14.1%	3.8%
Capital Adequacy Ratio(2)(3)	15.2%	23.0%	24.1%	-7.8p.p	1.1p.p

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
(3)    Capital Adequacy Ratio is calculated as Reference Equity divided by Risk-Weighted Assets.
Sources of Funds
As of December 31, 2024, we had R$1.1 billion in cash and cash equivalents. We believe that our current available cash and cash equivalents and the expected cash flows from our operating activities will be sufficient to meet our working capital requirements, capital expenditures and our business plan in the ordinary course of business for at least the next 12 months.
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

Form 20F 2025 FY2024	84

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
As of December 31, 2024, our current financials assets were R$ 28.3 billion of which more than R$ 20.1 billion is considered as Ativos Líquidos de Alta Qualidade (or High Quality Liquid Assets, a category of assets defined pursuant to Central Bank regulation that are expected to remain liquid in markets during periods of stress and to remain easily and immediately convertible into cash with low or without losses). In terms of funding concentration, our top 10 clients represent less than 8% of our total credit portfolio as of December 31, 2024, indicating a diversified funding basis.

Form 20F 2025 FY2024	85

Indebtedness
As of the date of this annual report, we are not a borrower under any individually material loan or financing agreements. We have previously held time deposits with special collateral provided by the FGC. As of December 31, 2024, 2023 and 2022, we held no such time deposits. We do not hold time deposits, as we have opted to obtain funds mainly through demand deposits from our broad and less expensive client base.
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
Limitations on Uses of Funding
Our use of funding to originate further loans and invest in other financial assets is contingent on maintaining a capital adequacy ratio, above the regulatory minimum threshold of 10.5% (our Capital Adequacy Ratio was 15.2% as of December 31, 2024). Pursuant to the Basel III guidelines, the capital adequacy ratio is calculated by dividing our Reference Equity (the sum of Tier I and Tier II capital) by Risk-Weighted Assets. Tier I consists of Primary Capital less prudential adjustments (deductions that may compromise the financial institution’s ability to withstand losses of Principal Capital) and Supplementary Capital (hybrid debt and equity instruments that meet promulgated requirements under the applicable CMN regulation. However, in order to improve the quality of the capital of financial institutions, Basel III restricts, for the purposes of the breakdown of Primary Capital, the inclusion of financial instruments that do not demonstrate an effective capacity for the absorption of losses and requires a reduction of assets that, in certain circumstances, could affect the amount of the financial institution’s capital as a result of the low liquidity of its instruments, dependence on future earnings or difficulty in measuring amounts. Tier II, in turn, is comprised of revaluation reserves, reserves for contingencies, earnings reserves related to undistributed mandatory dividends, preferred shares with cumulative dividends, certain subordinated debt and hybrid instruments and unrealized earnings related to adjustments to the market value of available-for-sale securities. Risk-Weighted Assets represents Banco Inter’s assets weighted according to risk pursuant to the methodology defined under the Central Bank regulations, in line with the Basel III framework.
We are also subject to certain restrictions on risk concentration. We are subject to a limit for our use of financing obtained through loans in connection with any individual or group of individuals acting individually or upon mutual interest equivalent to 25% of our reference equity. We are further subject to certain regulatory requirements related to compulsory deposits and reserves. For more information on such restrictions, see “Regulatory Matters—Regulations affecting liquidity in the Brazilian financial market.”
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

Form 20F 2025 FY2024	86

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
To support all such innovations that have been promoted by us since our foundation, we have a strong Product Development team that focus on multiple initiatives in IT infrastructure, platforms, new financial products, among others.
Some selected innovation initiatives are listed below:
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
D.     Trend Information
See “Item 5. Operating and Financial Review and Prospects―A. Operating Results―Factors Affecting Results of Operations.”
E.     Material Accounting Estimates
Our Audited Financial Statements are prepared in conformity with IFRS Accounting Standards. In preparing our Audited Financial Statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our Audited Financial Statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments, and estimates. For more information, see notes 2 and 4 to our Audited Financial Statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.     Directors and Senior Management
Board of Directors
Our board of directors is currently composed of ten directors. Each director is appointed for a two-year term, unless they resign or their office is vacated earlier. Except for James Drummond Allen (whose term is subject to approval in our next annual meeting), the current term of our directors will end on our 2026 annual shareholders’ meeting.

Form 20F 2025 FY2024	87

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
The following table presents the names, ages and positions of the members of our board of directors.

Name	Age	Position
Rubens Menin Teixeira de Souza	69	Chairman
Maria Fernanda Nazareth Menin Teixeira de Souza Maia	46	Member
José Felipe Diniz	63	Member
Leonardo Guimarães Corrêa	66	Member
Luiz Antônio Nogueira de França	62	Independent Member
André Guilherme Cazzaniga Maciel	43	Independent Member
Antônio Kandir	71	Independent Member
Claudia Farkouh Prado	61	Independent Member
Todd Chapman	62	Independent Member
James Drummond Allen	62	Independent Member

* Subject to confirmation in our annual meeting to be held on May, 8th, 2025. We expect that our shareholders will approve the election of James Drummond Allen to hold office for a two-year term.
The following is a brief summary of the business experience of our directors. The current business addresses for our directors is Av. Barbacena, 1,219, Santo Agostinho - Belo Horizonte, Minas Gerais, Brazil, Zip Code 30190-131.
Rubens Menin Teixeira de Souza is the chairman of our board of directors. He holds a Degree in Civil Engineering from the Universidade Federal de Minas Gerais – UFMG. He is one of Banco Inter founders and has served as the chairman of our board of directors since our founding. Mr. Menin Teixeira de Souza is also a founder of MRV Engenharia, a publicly traded company in Brazil, where he served as chief executive officer until March 2014 and currently serves as the chairman of the board of directors. He is also the chairman of the board of directors of LOG Commercial Properties S.A., another publicly traded company in Brazil, Urbamais Properties e Participações S.A., Novus Mídia S.A. (CNN Brasil) and Rádio Itatiaia S.A.
Maria Fernanda Nazareth Menin Teixeira de Souza Maia holds a law degree from Milton Campos School of Law and a postgraduate degree in Economics and Corporate Law from the Getúlio Vargas Foundation- FGV EAESP. She is a member of the Corporate Law Committee of the Minas Gerais Bar Association - OAB/MG. Mrs. Maia acted as Executive Legal Manager and Chief Legal Officer in MRV Engenharia until 2019.
José Felipe Diniz holds a degree in economics from the Pontifícia Universidade Católica de Minas Gerais. In addition to being our board member, he is also a managing partner of Santa Rosa Urbanismo and was Vice President of Communications at Sinduscon in the State of Minas Gerais from 2003 to 2005. He is also a member of the board of directors of Urbamais Properties e Participações S.A.
Leonardo Guimarães Correa holds a degree in Economics from Universidade Federal de Minas Gerais – UFMG (1980) and a postgraduate degree in Finance from FGV (1986). He was the Chief Treasurer Officer of Banco Inter S.A. from 2020 to 2023. He also served as Chief Financial and Investor Relations Officer of MRV Engenharia from 2006 to 2019. He was a founding partner at Perfin Administração de Recursos, between 2003 and 2006, and a partner at Banco Pactual from 2000 to 2003. Previously, he worked for JP Morgan for ten years, his last position being Treasurer for Brazil, and for 8 years at Lloyds Bank as Treasury Manager. He currently serves in the boards of directors of MRV Engenharia, LOG Commercial Properties S.A., RESIA/AHS Development LLC and of Novus Midia S.A.

Form 20F 2025 FY2024	88

Luiz Antônio Nogueira de França holds a degree in Civil Engineering from Mackenzie Presbyterian University of São Paulo in 1985. Between 2006 and 2015, he served as a mortgage loan officer at Banco Itaú Unibanco S.A., where he was also responsible for back office operations, products, treasury, and wholesale distribution and retail between 2012 and 2015. Mr. França is currently president of the Brazilian Association of Real Estate Developers (Associação Brasileira de Incorporadoras Imobiliárias), chairman of the board of Renac and a partner at França Participações. Mr. França was a member of Tecnisa’s board of directors between 2015 and 2017. From 2007 to 2011, he served as board member of Federação Brasileira de Bancos - FEBRABAN, president of Instituto Brasileiro de Estudos Financeiros e Imobiliários - ABECIP and a board member of Confederação Nacional das Instituições Financeiras. Additionally, he was chairman of the board of directors of Companhia Brasileira de Securitização, a financial services company.
André Guilherme Cazzaniga Maciel holds a degree in business administration from EAESP-FGV (2003) and is fluent in English, Portuguese and Spanish. He served as Managing Partner and Head of Brazil at Softbank Group International between 2019 and 2020. He is the founder of Volpe Capital and co-founded 30Knots, an investment fund dedicated to Venture Capital in Latin America. He served as Managing Director of J.P. Morgan, Head of Investment Banking Advisory in Brazil, responsible for covering the technology, telecommunications and media sectors in Latin America. During his almost seventeen years of career at J.P. Morgan, seven of them in New York, André was involved in over 200 M&A and Capital Markets transactions.
Antonio Kandir holds a PhD and a master’s degree in Economics from the University of Campinas (UNICAMP) and a bachelor’s degree in Mechanical Production Engineering from the Polytechnic School at the University of São Paulo (USP). He served as Minister of State Planning and Budget, as a Special Secretary for Economic Policy, as President of the National Council on Privatization, as Brazilian Governor at the Inter-American Development Bank, as President of Institute of Applied Economic Research (Instituto de Pesquisa Econômica Aplicada – IPEA), as Congressman, as Director of Private Equity and Hedge Funds, and Research Coordinator at Itaú Planejamento e Engenharia S.A. Kandir also worked as Professor at the Universidade of Campinas (UNICAMP) and Pontifícia Universidade Católica de São Paulo (PUC-SP), and as Assistant Faculty Fellow at the University of Notre Dame in USA.
Claudia Farkouh Prado is currently an independent director at B3 S.A. – Brasil, Bolsa, Balcão, where she is also the coordinator of the Governance and Nomination Committee, a member of the People and Compensation Committee and the Sustainability Committee. She is also an independent member of the Board of Directors of the Social Responsibility Institute of the Hospital Sírio Libanês. Previously, Claudia was a member of the Board of Directors, President of Latin America and coordinator of the Global Finance Committee and the Global Diversity Committee of Baker McKenzie Global Law Firm, as well as a member of the Advisory Board of TrustWomen (Thompson Reuters Foundation). She was a managing associate at Trench Rossi Watanabe Advogados, where she acted as the Latin American coordinator of M&A and private equity practice groups and as a specialized M&A lawyer in Brazil and the United States. In the third sector, she was a member of the Fiscal Council of the Sírio-Libanês Social Responsibility Institute and is currently a member of the Governance Council of B3 Social.

Form 20F 2025 FY2024	89

Todd Chapman holds a master’s degree from the National Intelligence University and a bachelor’s degree from Duke University. He is fluent in Spanish and Portuguese and retired from the U.S. Government after over 30 years as a career diplomat in the U.S. Foreign Service. As the U.S. Ambassador to Brazil from 2020 to 2021, he advanced a broad economic, security, and environmental agenda at the sixth-largest U.S. embassy in the world and coordinated support for over 275,000 U.S. residents in Brazil. Previously, he served as U.S. Ambassador to Ecuador from 2016 to 2019, where he revitalized the bilateral relationship and attracted new U.S. investments to Ecuador. His international experience through his career in the foreign service and in the private sector includes postings in Afghanistan, Bolivia, Costa Rica, Mozambique, Nigeria, Saudi Arabia, and Taiwan. Mr. Chapman was recently admitted into the American Academy of Diplomacy in Washington D.C. He also served as Senior Advisor to Under Secretary of State for Economic Affairs Keith Krach and Principal Deputy Assistant Secretary of State at the Bureau of Political-Military Affairs of the US Department of State. He is currently a Non-Resident Fellow at Payne Institute for Public Policy and Senior Advisor (Non-Resident) at the Center for Strategic and International Studies (CSIS). Mr. Chapman served the Company as a member of the Advisory Board from January 2022 to June 2022, after which he was appointed as a Director of the Company.
James Drummond Allen holds a bachelor's degree from Dartmouth College (1983) and an MBA in Finance from UCLA-Anderson (1993), and is fluent in Portuguese and Spanish. He worked on the Investment Banking team at Morgan Stanley & Co. LLC for 28 years, where he held various responsibilities, including serving as the head of Mergers & Acquisitions for Latin America from 2008 to 2022, and as an industry banker covering the telecommunications and digital infrastructure sectors in the US and Latin America from 1997 to 2008. His banking experience includes mergers and acquisitions, privatizations, restructurings, and debt and equity capital markets transactions for corporate clients and governments in the US and across the Americas. Since 2022, he has been an associate of Morgan Stanley - a senior advisor. Prior to his banking career, Mr. Allen served as an United States Navy officer from 1984 to 1991.
Executive Officers
We have a management team led by João Vitor N. Menin T. de Souza, our CEO, with broad experience in the financial services industry. The table below presents the names, age and position of our executive officers.

Name	Age	Position
João Vitor N. Menin T. de Souza	43	Chief Executive Officer
Santiago Horacio Stel	45	Senior Vice President of Finance and Risks Chief Financial Officer
Alexandre Riccio de Oliveira	44	Senior Vice President of Retail Banking
Guilherme Ximenes de Almeida	48	Chief Information Officer
Ray Tarick Pereira Chalub	39	Chief Operations Officer
Marco Antonio Martins de Araújo Filho	59	Global Chief Legal Officer
Rafaela de Oliveira Vitória	51	Chief Investor Relations Officer
The following is a brief summary of the business experience of our executive officers.
João Vitor Nazareth Menin Teixeira de Souza holds a degree in Civil Engineering. He is the CEO of Inter&Co. João Vitor has extensive experience in the financial and capital markets and has been at the forefront of the group’s main projects over the last fifteen years. He joined Banco Inter in 2004, was a member of the Board of Directors between 2005 and 2019, Executive Officer since 2008 and Chief Executive Officer between 2015 and 2024.

Form 20F 2025 FY2024	90

Santiago Horacio Stel holds a degree in Economics from the University of Buenos Aires (2005), and an MBA from Duke University (2011). He is Senior Vice President of Finance and Risks (CFO) at Inter&Co. Santiago joined Inter&Co as Chief Strategy and Investor Relations Officer in 2022. Previously, Santiago worked for 10 years at Morgan Stanley, in the New York office of the Investment Banking division, advising financial institutions in Latin America on M&As, debt and equity transactions in the capital markets, including the IPO of Banco Inter. In addition, he worked at Barclays Capital (2011 to 2012) and Itaú (2004 to 2009).
Alexandre Riccio de Oliveira holds a degree in Civil Engineering from the Federal University of Minas Gerais – UFMG (2003), and an MBA from the Kellogg School of Management, Northwestern University – USA (2012). He is Senior Vice President at Inter&Co and Chief Executive Officer at Banco Inter since 2024. Alexandre joined Banco Inter in 2013, as Development Superintendent. He was elected Executive Officer of Operations and Management in 2015 and Vice President in 2017. He serves as Executive Director of Febraban since 2020. Before joining Inter, he served as consultant at The Boston Consulting Group – BCG (2011 to 2013), Operations Manager at Gerdau Ameristeel (2006 to 2010), consultant at Falconi (2004 to 2006) and had experience as an entrepreneur in the sports food sector.
Guilherme Ximenes de Almeida holds a degree in Electrical Engineering at Instituto Mauá de Tecnologia, a postgraduate degree in Financial Management. He is currently enrolled in the Innovation and Entrepreneurship Certificate Program at Stanford University. He is the Chief Information Officer at Inter&Co. He joined Banco Inter in 2015 as a technology manager, responsible for solutions for digital products, and became technology officer in 2017. He served as project coordinator and IT specialist at Gol Linhas Aéreas, from 2009 to 2012, and at Smiles S.A., from 2012 to 2015.
Ray Tarick Pereira Chalub holds an Electronics and Telecommunication Engineering Degree (2008) from ontifícia Universidade Católica de Minas Gerais, an MBA in Project Management (2012) from Faculdade Getúlio Vargas, and a Master's Degree in Innovation (2014) from UNA. He is Chief Operations Officer (COO) at Inter & Co. He has joined Inter in 2015 to work on products and operations for Banking and Investments. Throughout his career at Inter, Mr. Chalub has been responsible for Digital Account, Pix, Payments, Open Banking, Procurement, Credit Operations, and Investments Operations.
Marco Antônio Martins Araújo Filho has a bachelor’s degree in law from Universidade de Brasília (1987) and LLM from Fordham University School of Law (1992). He has been appointed as the Global Chief Legal Officer of Inter&Co. Before joining Inter&Co, Marco served as Chief Legal and Compliance Officer at Nubank (2020-2023). Previously, he held the positions of Global General Counsel at HSBC (2014-2020), General Counsel at Banco Santander (2008-2014), General Counsel Latin America at Banco Real ABN AMRO (2003-2008), and Senior Lawyer at Banco Itaú BBA (1994-2003).
Rafaela de Oliveira Vitória, PhD, CFA, holds a degree in Economics from the Universidade Federal de Minas Gerais (UFMG), an MBA from the Wharton School at the University of Pennsylvania, and a Ph.D. from UFMG. In addition to serving as Chief Investor Relations Officer at Inter&Co, she is the Chief Economic Research Officer at Banco Inter. She has previously served as the Wealth Management Director at BankBoston, Head of Research at Kinea Investimentos, Latin America Corporate Ratings Director at Standard and Poor’s, and Partner at Sonar Investimentos.
Family Relationships
Rubens Menin Teixeira de Souza, chairman of our board of directors, is the father of João Vitor Nazareth Menin Teixeira de Souza, our CEO, and Maria Fernanda Nazareth Menin Teixeira de Souza Maia, member of our board of directors. There are no other family relationships among our directors and officers named herein.

Form 20F 2025 FY2024	91

B.     Compensation
Compensation of Directors and Executive Officers
Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere. Under our Articles of Association, the aggregate compensation to be paid to Inter&Co’s directors and officers is approved by Inter&Co’s Compensation and People Committee and by the Board of Directors. Subsequently, such compensation is submitted to the approval of the shareholders in our annual meeting.
The members of Inter&Co board of directors are entitled to fixed compensation and to participate in our equity incentive plans (see “―Long-Term Incentive Plan,” below). They may also receive additional compensation for participating in committees of Inter&Co or its subsidiaries. The executive officers of Inter&Co are entitled to fixed and variable compensation and to participate in our equity incentive plans. The variable compensation of Inter&Co executive officers is paid in cash as an annual bonus. For more information on our share-based payments see Note 35 to our Audited Financial Statements.
The individual compensation of each director and executive officer is set by our Compensation and People Committee. The aggregate compensation paid to Inter&Co executive officers and directors is set considering the current market practices and specific research conducted with respect to our industry peers, as well as the official inflation indices with the goal of ensuring that the compensation paid remains compatible with our goals and principles.
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
For the year ended December 31, 2024 the aggregate compensation expense for the members of the board of directors and executive officers of Inter&Co for services in all capacities was R$ 51.78 million, which includes both benefits paid in kind and equity.
As of the date of this annual report and as a result of our holding company structure, Banco Inter pays all of our director and officer compensation expenses relating to directors and officers who are also directors and officers of Banco Inter. Inter&Co pays the director compensation expenses relating to directors who are not directors of Banco Inter and other Inter&Co subsidiaries pay the compensation expenses of officers who are not officers of Banco Inter.
The highest annual compensation we paid to an individual director and officer of Inter&Co in 2024 was R$ 4,404 thousand and R$ 15,717 thousand respectively. The lowest annual compensation we paid to an individual director and officer of Inter & Co in 2024 was R$ 330 thousand and R$ 1,230 thousand respectively. The average annual compensation we paid to directors and officers of Inter & Co in 2024 was R$ 967 thousand and R$ 5,264 thousand respectively.
Approximately 37% (equivalent to R$ 15,717 thousand) of the aggregate annual compensation we paid to Inter & Co officers in 2024 was paid to an officer who is a relative of our controlling shareholder.
Approximately 61% (equivalent to R$ 5,865 thousand) of the aggregate annual compensation we paid to Inter & Co directors in 2024 was paid to non-independent directors.
The above compensation amounts paid to officers include their fixed and variable compensation, benefits and annual bonus.

Form 20F 2025 FY2024	92

Employment Agreements
None of our executive officers have entered into employment agreements with us. None of our directors have entered into service agreements with us.
Long-Term Incentive Plan
We have implemented equity incentive plans, or LTIP, for the benefit of our executives and employees for the purpose of advancing the interests of our shareholders by enhancing our ability to motivate and reward eligible executives to perform at the highest level. The LTIP includes the 2022 Omnibus Incentive Plan approved by our shareholders on January 4, 2023, and certain other assumed legacy equity incentive plans, including Banco Inter’s former equity incentive plan, which we assumed and amended to provide for equity incentive awards with respect to our Class A common shares. The maximum number of Class A common shares available for issuance pursuant to equity incentive awards granted under the LTIP will not exceed 1% of our common shares outstanding as of the date of this annual report.
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
The vesting conditions for grants under the LTIP will be determined by administrator and set forth in the applicable award documentation. For stock options, the administrator will determine the exercise price of the option, the term of the option and the time or times at which the option may be exercised. Performance awards will be subject to performance conditions as specified by the administrator and will be settled in cash, Class A common shares (including Class A common shares in the form of Inter&Co BDRs), other awards, other property, net settlement or any combination thereof, as determined by the administrator in its discretion, following the end of the relevant performance period.
The LTIP is administered by our Compensation and People Committee.
Directors’ and Officers’ Insurance
We contracted civil liability insurance (D&O) with Chubb Seguros do Brasil S.A. (and others insurers), with the aim of protecting our directors, who may be liable personally for acts performed in the exercise of their functions. The coverage of insurance is US$ 50 million.
C.     Board Practices
Our board of directors consists of at least three Directors and up to twelve Directors. Each director is appointed for a two-year term, unless they resign or their office is vacated earlier. Directors appointed by the board of directors hold office until the next annual general meeting. Our Articles of Association do not include a mandatory retirement age.
Our and our subsidiaries’ contracts with our directors do not provide for any benefit upon termination of employment.

Form 20F 2025 FY2024	93

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
•Reviewing, together with the Chief Executive Officer and Chief Financial Officer of the Company, the Company’s disclosure controls and procedures and internal controls over financial reporting.
•Establishing procedures for the receipt, retention and handling of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
•Reviewing and overseeing relevant related party transactions in accordance with our related party transactions policy.
The audit committee will meet as often as it determines is appropriate to carry out its responsibilities, but in any event will meet at least four times per year.

Form 20F 2025 FY2024	94

Compensation and People Committee
Our Compensation and People Committee consists of Maria Fernanda Menin Teixeira de Souza Maia, Rubens Menin Teixeira de Souza, Claudia Farkouh Prado, and Todd Crawford Chapman. This committee assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and officers. The Compensation and People Committee reviews the total compensation package for our executive officers and directors, and periodically reviews and approves any long-term incentive compensation or equity grants, programs or similar arrangements, annual bonuses and employee pension and benefits plans.
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
Risks Committee
Our Risks Committee consists of Leonardo Guimarães Correa, James Drummond Allen and José Felipe Diniz. The Risks Committee assists our board of directors in overseeing our capital management and risk management frameworks, focusing on defining and assessing our risk appetite, monitoring the effectiveness of our internal controls, regularly reviewing existing risk management processes to identify vulnerabilities, and providing periodic reports to the Board.
D.     Employees
Employees
The table below sets forth the number of employees by geographic region of Brazil and in other countries as of the dates indicated:

	As of December 31,
	2024	2023	2022
Southeast	4,257	2,939	3,613
South	55	67	97
Northeast	6	190	274
Midwest	15	34	40
North	0	5	6
Total (Brazil)	4,333	3,235	4,030
The table below sets forth the number of employees in other countries on the dates indicated:

	As of December 31,
	2024	2023	2022
United States	58	33	28
Canada	0	1	1
Portugal	0	0	3
Nepal	0	1	1
Total	58	35	32

Form 20F 2025 FY2024	95

The table below sets forth the number of our employees by activity as of the dates indicated:

	As of December 31,
	2024	2023	2022
Front Office	1,961	929	771
Back Office	2,430	2,341	3,300
Total	4,391	3,270	4,071
The table below sets forth the number of our outsourced employees by region of Brazil as of the dates indicated:

	As of December 31,
	2024	2023	2022
Southeast	2,086	1,139	1,407
South	—	69	67
Northeast	1,751	1,123	881
Midwest	—	—	—
Total	3,837	2,331	2,355
The table below sets forth the number of our outsourced employees by activity as of the dates indicated:

	As of December 31,
	2024	2023	2022
Call Center	2,854	1,918	1,825
Bodyshop	528	129	132
BPO - Collection	219	233	361
Administrative Services	51	37	49
Total	3,837	2,331	2,355
The table below sets forth our employee turnover, calculated as the total number of dismissals and resignations divided by the total number of our direct employees, for the periods indicated:

	As of December 31,
	2024	2023	2022
Staff turnover ratio	38.8%	43.7%	26.1%
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
In the three-year period ended December 31, 2024, we did not experience any work stoppages as a result of strikes and/or other employee demonstrations.
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

Form 20F 2025 FY2024	96

Our employees are also eligible to receive equity compensation under our equity incentive plans. For additional information regarding our equity incentive plans, see “―B. Compensation—Long-Term Incentive Plan.”
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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
As of the date of this annual report, Inter&Co’s authorized share capital is US$50,000 divided into 20,000,000,000 shares of par value of US$0.0000025 each, of which 322,667,066 have been issued and are outstanding as Class A Shares of par value of US$0.00001 each and 117,037,105 have been issued as Class B Shares of par value of US$0.00001 each.
The following table sets forth the principal holders of Inter & Co’s issued and outstanding share capital and their respective shareholding as of the date of this annual report.

	As of the date of this annual report
	Class A	%	Class B	%
Costellis International Limited(1)	—	0.00%	117,037,105	100.00%
Hottaire International Limited(2)	16,500,000	5.12%	—	0.00%
SBLA Holdings (Cayman) LP(3)	64,506,636	20.04%	—	0.00%
Squadra Investimentos e Gestao de Recursos Ltda(4)	32,082,939	9.03%	—	0.00%
Directors and Officers	4,097,548	1.29%	—	0.00%
Treasury shares	27,490	0.05%	—	0.00%
Others	193,011,815	64.47%	—	0.00%
Total	322,667,066	100.0%	117,037,105	100.0%

(1)    Rubens Menin Teixeira de Souza, our controlling shareholder and chairman of Inter&Co’s board of directors, owns 84.2% of Costellis International Limited and, as such, controls the manner in which Costellis International Limited votes and disposes of its shares in Inter&Co. Other shareholders of Costellis International Limited are João Vitor N. Menin T. de Souza and other members of the Menin family.
(2)    José Felipe Diniz, member of Inter&Co’s board of directors, is the individual that has all dispositive and voting control of shares owned by Hottaire International Limited.
(3)    The SBLA Holdings (Cayman) LP, or SBLA Holding, ultimate parent-company is listed in the Tokyo Stock Exchange and does not have any shareholder owning more than 50% of its stock.
(4) Squadra Investimentos – Gestão de Recursos Ltda. is an investment manager of certain investment funds and managed accounts and, in such capacity, has the power to make decisions regarding the voting and disposition of our Class A common shares.

Form 20F 2025 FY2024	97

The following table sets forth the principal holders of Inter&Co’s of the date of this annual report:

	As of the date of this annual report
	% of Total Capital	% of Voting Capital
Costellis International Limited	26.60%	78.43%
Hottaire International Limited	3.76%	1.10%
SBLA Holdings (Cayman) LP	14.69%	4.30%
Squadra Investimentos – Gestão de Recursos Ltda	7.30%	2.15%
Fidelity International Limited	3.76%	1.1%
Directors and Officers	1.27%	0%
Treasury shares	0.00%	0.00%
Others	43.90%	12.93%
Total	100.00%	100.00%
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
Other related party transactions
In addition to the loans described above, we have entered into certain other related party transactions, in the ordinary course of business, with our controlling shareholder, members of our management and immediate family members of key management personnel or companies controlled by them. For more information, see Note 36 to our Audited Financial Statements.
MRV Engenharia e Participação S.A. is an interested party in certain loans made by Banco Inter to purchase trade receivables from suppliers of the related party (a type of transaction commonly referred to as “drawn risk operations”). These drawn risk operations were entered by Banco Inter in the ordinary course of business and in compliance with our related party transactions policy. As of December 31, 2024 the total amount outstanding of such transactions was R$147.0 million.
Conedi Participações Ltda. is an interested party in certain loans made by Banco Inter to purchase trade receivables from suppliers of the related party. These drawn risk operations were entered by Banco Inter in the ordinary course of business and in compliance with our related party transactions policy. As of December 31, 2024 the total amount outstanding of such transactions was R$124.5 million.
Log Commercial Properties e Participação S.A. is an interested party in certain loans made by Banco Inter to purchase trade receivables from suppliers of the related party. These drawn risk operations were entered by Banco Inter in the ordinary course of business and in compliance with our related party transactions policy. As of December 31, 2024 the total amount outstanding of such transactions was R$105.6 million.
Arena Vencer Complexo Esportivo Multiuso SPE Ltda is an interested party in certain loans made by Banco Inter to purchase trade receivables from suppliers of the related party. These drawn risk operations were entered by Banco Inter in the ordinary course of business and in compliance with our related party transactions policy. As of December 31, 2024 the total amount outstanding of such transactions was R$48.9 million.

Form 20F 2025 FY2024	98

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
As of December 31, 2024, the amount outstanding of these securities held by Log Commercial Properties e Participações S.A. was R$37 thousand.
As of December 31, 2024, the amount outstanding of these securities held by Conedi Participações Ltda. was R$40.8 million.
Log Commercial Properties e Participações S.A., MRV Engenharia e Participação S/A, Conedi Participações Ltda and Arena Vencer Complexo Esportivo Multiuso SPE Ltda. are controlled by our controlling shareholder.
Shareholders’ Agreements
Shareholders’ Agreement with SoftBank
Inter&Co, HoldFin, Banco Inter and the majority shareholders of Inter&Co (Rubens Menin and João Vitor Menin), SoftBank Group Corp. and SBLA Holding have entered into a shareholders’ agreement, or the SoftBank Shareholders’ Agreement. Pursuant to the SoftBank Shareholders’ Agreement, SoftBank Group Corp. has the right to appoint one member of Inter&Co’s Board of Directors for as long as it beneficially holds 5% of Inter&Co’s share capital. As of the date of this annual report, SoftBank holds approximately 14.6% of Inter&Co’s share capital. Also pursuant to the SoftBank Shareholders’ Agreement, SoftBank and the majority shareholders of Inter&Co have registration rights, pursuant to which at any time and from time to time, subject to certain conditions, SoftBank and the majority shareholders may demand that Inter&Co file a resale registration statement with the SEC to permit resales of shares owned by them.
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

Form 20F 2025 FY2024	99

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
In February 2025, Inter&Co declared and paid cash dividends of US$ 0.08 per common share.
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
Prior to our corporate reorganization transferring Banco Inter’s shareholder base from B3, Banco Inter paid R$38.1 million in dividends or interest on equity to our shareholders in 2022. In 2023, Banco Inter distributed R$50.0 million in dividends. In 2024, Banco Inter distributed R$ 414.5 million in dividends. We used these dividends to manage our intra-group cash and such amounts were not distributed to Inter & Co shareholders. For more information on our corporate reorganization, see “Item 4. Information on the Company―A. History and Development of the Company―Inter&Co and the Corporate Reorganization.”
B.     Significant Changes
Not applicable.
ITEM 9. THE OFFER AND LISTING
A.    Offering and Listing Details
Our Class A common shares are listed on Nasdaq.
B.    Plan of Distribution
Not applicable.
C.    Markets
Nasdaq.
D.    Selling Shareholders
Not applicable.

Form 20F 2025 FY2024	100

E.    Dilution
Not applicable.
F.    Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION.
A.     Share Capital
Not applicable.
B.     Memorandum and Articles of Association
General
We were incorporated on January 26, 2021, as a Cayman Islands exempted company with limited liability with the Cayman Islands Registrar of Companies. Our corporate purposes are (i) the business of holding equity participations in other entities and any matters ancillary or incidental thereto; and (ii) any matters necessary for, or ancillary or incidental to, the administration of the Company from time to time.
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
As of December 31, 2024, Inter & Co’s authorized share capital was US$50,000 divided into 20,000,000,000 shares of par value of US$0.0000025 each, of which 322,664,816 have been issued as Class A Shares of par value of US$0.0000025 each and 117,037,105 have been issued as Class B Shares of par value of US$0.0000025 each. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”
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
We have convened our annual shareholders meeting to be held on May 8, 2025. The agenda of such meeting will include the presentation of the annual accounts and the report of the directors and the aggregate compensation to be paid to its directors and officers. At such meeting, our shareholders will also vote on certain amendments to our memorandum and articles of association to determine that the independent members of our board of directors will hold meetings separate from the other members of our Board of Directors at least once every semester (as opposed to every calendar quarter). Pursuant to Cayman Islands law, if approved, these amendments to our memorandum and articles of association will became effective upon approval by our shareholders.
The following is a summary of the material provisions of our authorized share capital and our articles of association, or our Articles of Association as in effect as of the date of this annual report.

Form 20F 2025 FY2024	101

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
Treasury Stock
At the date of this annual report, we have 27,490 shares in treasury.
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
Fiscal Year
Our fiscal year begins on January 1 of each year and ends on December 31 of the same year.

Form 20F 2025 FY2024	102

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

Form 20F 2025 FY2024	103

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
Record Dates
For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, our board of directors may set a record date which shall not exceed 60 days prior to the date where the determination will be made.

Form 20F 2025 FY2024	104

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

Form 20F 2025 FY2024	105

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

Form 20F 2025 FY2024	106

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

Form 20F 2025 FY2024	107

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

Form 20F 2025 FY2024	108

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
Dividends and Capitalization of Profits
We have not adopted a dividend policy with respect to payments of any future dividend. Our Board has decided that it is not necessary to adopt a dividend policy because all of the dividend rules are set out in our Articles of Association and the Companies Act. Subject to the Companies Act, our shareholders may, by ordinary resolution (requiring the affirmative vote of a simple majority of those shareholders attending and voting in person or by proxy at a quorate general meeting), declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. Our Board of Directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to us. Except as otherwise provided by the rights attached to shares and our Articles of Association, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); in each case other than: (1) any other share class with preference over Class A common shares and Class B common shares eventually created, and (2) the partial payment of dividends to shares that are not fully paid up (as to par value).
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

Form 20F 2025 FY2024	109

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
•whether voting rights attach to the shares in issue;
•the date on which the name of any person was entered on the register as a member; and
•the date on which any person ceased to be a member.

Form 20F 2025 FY2024	110

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

Form 20F 2025 FY2024	111

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

Form 20F 2025 FY2024	112

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

Form 20F 2025 FY2024	113

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
Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies, in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved if a shareholder scheme, by shareholders representing three-fourths in value of each class of shareholders with whom the arrangement is to be made and, if a creditor scheme, by a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of creditors, in each case, that are present and voting either in person or by proxy at a meeting, or meetings summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:
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

Form 20F 2025 FY2024	114

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

Form 20F 2025 FY2024	115

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

Form 20F 2025 FY2024	116

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

Form 20F 2025 FY2024	117

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

Form 20F 2025 FY2024	118

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

Form 20F 2025 FY2024	119

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

Form 20F 2025 FY2024	120

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
No stamp duty is payable in respect of the issue of our Class A common shares or on an instrument of transfer in respect of a Class A common share.

Form 20F 2025 FY2024	121

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

Form 20F 2025 FY2024	122

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
Dividends paid in a currency other than U.S. dollars generally will be includible in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day you actually or constructively receive the dividends. Any gain or loss on a subsequent sale, conversion or other disposition of such non-U.S. currency generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States.
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
Our Class A common shares are listed on Nasdaq, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our Audited Financial Statements, our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not believe that we were treated as a PFIC for U.S. federal income tax purposes with respect to our 2024 and 2023 taxable years and we do not anticipate becoming a PFIC for our current taxable year or in the reasonably foreseeable future. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.
Dividend distributions with respect to our Class A common shares generally will be treated as “passive category” income from sources outside the United States for purposes of determining your U.S. foreign tax credit limitation. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
If you receive distributions of additional Class A common shares or rights to subscribe for Class A common shares as part of a pro rata distribution to all our shareholders, you generally will not be subject to U.S. federal income tax in respect of the distributions, unless a holder has the right to receive cash or property, in which case you will be treated as if you received cash equal to the fair market value of the distribution.

Form 20F 2025 FY2024	123

Taxation of Dispositions of Shares
Subject to the discussion below under “—Passive Foreign Investment Company Status,” upon a sale, exchange or other taxable disposition of Class A common shares, you will realize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount realized on the disposition and your adjusted tax basis in the Class A common shares. Such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if the Class A common shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.
Gain, if any, realized by a U.S. Holder on the sale or other disposition of Class A common shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes.
Passive Foreign Investment Company Status
Special U.S. tax rules apply to investors in non-U.S. companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if, taking into account our proportionate share of the income and assets of our subsidiaries under applicable “look-through” rules, either
•75 percent or more of our gross income for the taxable year is passive income; or
•50 percent or more of the value of our assets (generally determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income.
For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income. An exception to these rules applies for certain income derived in the active conduct of a banking business, or the Active Banking Exception.
Based on our Audited Financial Statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not believe that we were a PFIC in 2024 or 2023 and we do not anticipate that we will be treated as a PFIC for the current taxable year or in the reasonably foreseeable future. However, the determination whether we are a PFIC must be made annually after the close of each taxable year and based on the facts and circumstances at that time, such as the valuation of our assets, including goodwill and other intangible assets, which may depend on the value of our Class A common shares and BDRs at the time and can be expected to vary over time. In addition, although we consider ourselves to be actively engaged in an active business, certain of our income may be treated as passive income, unless it is eligible for the Active Banking Exception, and related assets may be considered passive assets unless the Active Banking Exception applies. We believe that the Active Banking Exception, as interpreted by Treasury regulations, including the Proposed Regulations, should apply to treat such income and related assets as active, but such treatment is not certain. Moreover, while the Proposed Regulations permit taxpayers to rely on them, it is possible that the U.S. Department of the Treasury, or Treasury Department, will not follow the approach of the Proposed Regulations when issuing final regulations, in which case the Active Banking Exception might not apply to our income or related assets and it is possible that we could be treated as a PFIC. Accordingly, there can be no assurance that Inter & Co or Banco Inter will not be treated as a PFIC for any taxable year.
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

Form 20F 2025 FY2024	124

If we are a PFIC for any taxable year during which a U.S. Holder holds our shares, we will continue to be treated as a PFIC with respect to such U.S. Holder’s investment for all succeeding years even if we cease to meet the threshold requirements for PFIC status, unless (i) we cease to be a PFIC and (ii) the U.S. Holder makes a special “purging” election under the PFIC rules.
If we are a PFIC and we have any direct, and in certain circumstances, indirect subsidiaries that are PFICs (each a “Subsidiary PFIC”), you will be treated as owning its pro rata share of the stock of each such Subsidiary PFIC and will be subject to the PFIC rules with respect to each such Subsidiary PFIC.
You may be able to mitigate some of the unfavorable rules described in the preceding paragraphs by electing to mark your Class A common shares to market, provided the Class A common shares are considered “marketable.” The Class A common shares will be marketable if they are regularly traded on certain qualifying U.S. stock exchanges, including Nasdaq, or on a foreign stock exchange that meets certain requirements. If you make this mark-to-market election, you will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of your Class A common shares at the end of your taxable year over your basis in those Class A common shares. If at the end of your taxable year, your basis in the Class A common shares exceeds their fair market value, you will be entitled to deduct the excess as an ordinary loss, but only to the extent of your net mark-to-market gains from previous years. Your adjusted tax basis in the Class A common shares will be adjusted to reflect any income or loss recognized under these rules. In addition, any gain you recognize upon the sale of your Class A common shares will be taxed as ordinary income in the year of sale and any loss will be treated as an ordinary loss to the extent of your net mark-to-market gains from previous years. The Class A common shares will be considered to be regularly traded (i) during the current calendar year if they are traded, other than in de minimis quantities, on at least 1/6 of the days remaining in the quarter in which the offering occurs, and on at least 15 days during each remaining quarter of the calendar year; and (ii) during any other calendar year if they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be marketable.
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

Form 20F 2025 FY2024	125

Backup Withholding and Information Reporting
Dividends paid on, and proceeds from the sale or other disposition of, the Class A common shares to a holder that is a United States person (as defined in the Code) generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless such holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption.
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
I.    Subsidiary Information
See note 4 to our Audited Financial Statements for a description of the Company’s subsidiaries.
J.    Annual Report to Security Holders
Not applicable.

Form 20F 2025 FY2024	126

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

Form 20F 2025 FY2024	127

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
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.    Debt Securities
Not applicable.
B.    Warrants and Rights
Not applicable.
C.    Other Securities
Not applicable.
D.    American Depositary Shares
Not applicable.

Form 20F 2025 FY2024	128

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
A.    Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended, or the Exchange Act) were not effective as of December 31, 2024, due to the material weakness discussed below.
This material weakness did not result in a material misstatement in our consolidated financial statements as of and for the year ended December 31, 2024.
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
In accordance with guidance issued by the SEC, companies are permitted to exclude acquisitions from their first assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Our evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, did not include the internal controls of Inter Pag Instituição de Pagamento S.A. as we completed the acquisition of an additional 50% of its share capital which we did not previously own in July 2024.
The acquired business contributed net revenues of R$96.1 million (1.5% of our consolidated net revenues) and profit of R$1.5 million (approximately 0.2% of our consolidated profit) to us for the year ended December 31, 2024, as well as total assets of R$1,665 million (2.18% of our consolidated total assets) as of December 31, 2024.

Form 20F 2025 FY2024	129

Our management, with participation of the chief executive officer and chief financial officer, under the oversight of our board of directors, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013), or COSO 2013. Based on this assessment, management believes that, as of December 31, 2024, our internal control over financial reporting was not effective based on those criteria due to the material weakness described below.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
Our management has identified a material weakness in the part of our general information technology controls (“GITC”) related to concession, revocation, revision and monitoring over privileged users that could impact the effectiveness of automated controls and data of the reports that were used to execute some manual controls.
Based on the cause analysis, we believe this material weakness resulted from inadequate execution of the control operation related to insufficient training of our GITC access controls operators, which compromised the implementation of the designed controls.
We expect to address this material weakness through the remediation plan discussed below.
Our independent registered public accounting firm, KPMG Auditores Independentes Ltda., who audited the consolidated financial statements included in this Annual Report on Form 20-F, issued an adverse opinion on the effectiveness of the Company’s internal control over financial reporting. KPMG’s report appears on Item 15.C of this Annual Report on Form 20-F.
Remediation Plan for Material Weakness in Internal Control over Financial Reporting
Considering the cause of the identified material weakness above, we have adopted a remediation plan which includes training our GITCs access controls operators to ensure understanding of the risks associated with the processes, roles, and responsibilities related to the execution of controls. We will be working extensively on implementing our remediation plan.
The material weakness will not be considered remediated until the applicable controls operate for a sufficient period and management concludes, through testing, that these controls are operating effectively.

Form 20F 2025 FY2024	130

C.    Attestation Report of the Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Inter & Co, Inc.:
Opinion on Internal Control Over Financial Reporting
We have audited Inter & Co, Inc. and subsidiaries’ (the "Company”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated income statements, and consolidated statements of comprehensive income, cash flows, and changes in equity for each of the years in the three-year period then ended, and the related notes (collectively, the consolidated financial statements), and our report dated April 30, 2025 expressed an unqualified opinion on those consolidated financial statements.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment:
•There was a material weakness related to deficiencies noted in the general information technology controls (“GITC”) related to concession, revocation, revision and monitoring over privileged users controls that could affect the effectiveness of automated controls and the data of the reports that were used to execute some manual controls.
The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.
The Company acquired Inter Pag Instituição de Pagamento S.A. (“InterPag”) during 2024, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, InterPag’s internal control over financial reporting associated with total assets of R$ 1,665 million (2.18% of consolidated total assets), net revenues of R$ 96.1 million (1.5% of consolidated net revenues) and profit of R$ 1.5 million (approximately 0.2% of consolidated profit) included in the consolidated financial statements of the Company as of and for the year ended December 31, 2024. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of InterPag.
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

Form 20F 2025 FY2024	131

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
/s/ KPMG Auditores Independentes Ltda.
Belo Horizonte, MG, Brazil
April 30, 2025
D.    Changes in Internal Control Over Financial Reporting
As part of the remediation plan for the material weakness identified as of December 31, 2023, we have implemented the following changes during 2024:
–Improved our training and education programs for staff responsible for the performance of key business processes internal controls.
–Engaged third-party specialists to assist with process mapping and design internal control processes.
–Implemented new controls with new systems and additional procedures.
–Established measures to continuously monitor the effectiveness of our internal control over financial reporting, involving multiple governance levels.
–Improved our communication protocols about roles and responsibilities relating to internal control over financial reporting.
–Made investments in our internal audit department, including hiring a Chief Internal Auditor.
–Recruited new senior personnel for all our areas.
In 2025, we expect to continue our internal control over financial reporting remediation efforts related to general IT controls, mainly to the access management process over monitoring privileged users.

Form 20F 2025 FY2024	132

ITEM 16. RESERVED
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our audit committee is composed by André Guilherme Cazzaniga Maciel, Antônio Kandir and Luiz Antônio Nogueira de França. The audit committee is composed exclusively of members of our board of directors who are financially literate, and André Guilherme Cazzaniga Maciel is considered an “audit committee financial expert”, as defined by the SEC. Our board of directors has determined that André Guilherme Cazzaniga Maciel, Antônio Kandir and Luiz Antônio Nogueira de França satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act. For more information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Audit Committee.”
ITEM 16B. CODE OF ETHICS
Our Code of Conduct is applicable to its board of directors, officers, employees, shareholders, suppliers, business partners, service providers and contractors, covering covers a broad range of matters, including the handling of conflicts of interest, donations and sponsorship, privacy and data protection, prevention of money laundering, prevention of fraud, bribery and corruption, the offering and receiving of gifts and gratuities, interaction with public officials and other corporate guidelines, such as insider trading, equal opportunity and non-discrimination standards. All our employees and officers have to read and accept the terms of our Code when they start their employment or are elected, as applicable, and annually upon its revision. With the purpose of having all of our employees being familiar with our Code, we provide a web training, related to the topics covered by the Code, to our employees every 12 months and have them take a test which requires them to get 70% of the questions correct in order to pass. In 2024 we launched a customized training applicable to all board of directors members covering the most relevant topics of our Code of Conduct.
During the Code of Conduct review process in 2024, a series of improvements were implemented, as listed below:
Additional leadership responsibility
Inclusion of a topic directed at managers and leaders, guiding them to assume responsibility for being an example to their teams; committing to the values and principles of the Code; and committing to promoting a respectful, safe, and harmonious work environment.
Diversity and non-discrimination
We reinforce the importance of diversity in our culture and our commitment to preventing discrimination.
Zero tolerance for fraud
We explicitly included a zero tolerance policy for fraud or dishonesty.
Ethics Channel
Guidance on the correct use of the Channel by whistleblowers; Inclusion of an illustrative list of situations within the scope of the Channel; Extension of non-retaliation guarantees to Compliance members and the Ethics Subcommittee.

Form 20F 2025 FY2024	133

Artificial Intelligence (AI)
Inclusion of a topic with guidelines on the responsible use of Artificial Intelligence at Inter, addressing the principles that should be observed.
Principles of conduct for Third Parties
Inclusion of a specific topic for Third Parties, aligned with internal guidelines and in compliance with labor law guidance.
In addition to our Code of Conduct, we also maintain a whistleblower channel. Our whistleblower channel is open both to the general public and our employees and is operated by a third-party service provider. We use an independent provider as we value the anonymity of whistleblowers and we do not tolerate any discrimination or retaliation against them.
All of the reports received through our whistleblower channel are reviewed and investigated by our compliance department. The investigation seeks to ascertain what has happened, while protecting the identity both of the whistleblower and the people involved in any alleged unethical conduct. Once finished, investigation reports are shared with Inter’s Ethics Sub-committee. Whenever necessary, according to the particularities of each case, Compliance can involve the Ethics Sub-committee to assess the matter and recommend whether penalties or other disciplinary actions should be applied.
In 2024, we have not received tips regarding corruption on our whistleblower channel.
Inter’s Compliance Program was developed based on a set of guidelines and initiatives supported by the pillars of prevention, detection, and response, of any inappropriate or unethical actions, harmful acts, or non-compliance with laws, regulations, and internal rules, which may damage the assets, reputation, and/or image of the company, its investors, clients, and other stakeholders. The first pillar, “prevent”, includes: knowledge dissemination trough communication of Compliance related topics, training of the personnel involved in the company, the resolution in advance of possible risks to our Code of Conduct and Ethics by utilizing the compliance risk assessments, Code of Conduct, compliance policies and communication and training systems. Further, the “detect” pillar is guided by three integrated systems of third-party due diligence, monitoring and testing and ethics channel, actively searching for possible inadequacies. Finally, we have the “respond” pillar, where through reports, non-compliance management and internal investigations we can address and resolve the problems with efficiency. In each one of those pillars, we have activities, that needs to be fulfilled to achieve the completeness of those principles. To summarize it, we have the following mandala:

The initiatives in each of the program’s pillars are endorsed and supported by senior management and the constant strengthening of the culture of integrity.

Form 20F 2025 FY2024	134

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2024 and 2023. Our independent registered public accounting firm was KPMG Auditores Independentes Ltda for the years ended December 31, 2024 and 2023.

	2024	2023
	(R$ thousand)	(R$ thousand)
Audit fees	5,079.7	5,484.5
Audit-related fees	270.0	125.0
Tax fees	—	58.0
Total	5,349.7	5,667.5
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER
We paid part of the purchase price for the acquisition of Inter & Co Payments, Inc. using our Class A common shares and, in connection to that, granted the former shareholders of Inter & Co Payments, Inc. put options to sell these Class A common shares back to us, subject to the terms and conditions set forth in the acquisition documents. In March 2023, the former shareholders of Inter & Co Payments, Inc. exercised part of their put options and, as a result, we acquired 160,875 Class A Common Shares at an average price of US$19.65 per share. In January 2024, the former shareholders of Inter & Co Payments, Inc. exercised an additional portion of their put options resulting in our acquisition of another 160,875 Class A Common Shares at an average price of US$20.51 per share. In March 2024, the former shareholders of Inter & Co Payments, Inc. exercised another portion of their put options resulting in our acquisition of 39,067 Class A Common Shares at an average price of US$13.45 per share.

Form 20F 2025 FY2024	135

Finally, in January 2025, the former shareholders of Inter & Co Payments, Inc. exercised the last portion of their put options resulting in our acquisition of 282,683 Class A Common Shares at an average price of US$17.17 per share.

Period	Total Number of Shares (or units) purchased	Average price paid per share (or units)	Total number of shares (or units) purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
January, 2024	160,875 Class A Common Shares	US$20.51 per share	0	0
March, 2024	39,067 Class A Common Shares	US$13.45 per share	0	0
Total	199,942 Class A Common Shares	US$17.04 per share	0	0
Repurchases made pursuant to put options granted to former Inter&Co Payments, Inc. shareholders in the context of the acquisition of Inter&Co Payments, Inc
Except as described above, neither we nor any of our affiliated purchasers have made any repurchase of our Class A common shares in 2024.
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

Form 20F 2025 FY2024	136

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
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
We have adopted an insider trading policy and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees, that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy and procedures is filed as Exhibit 11.2 to this annual report.

Form 20F 2025 FY2024	137

ITEM 16K. CYBERSECURITY
At Inter&Co, cybersecurity risk management is an integral part of our Enterprise Risk Management processes. We maintain a comprehensive process for assessing, identifying and managing cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, intellectual property theft, violation of privacy laws and other litigation and legal risk.
Our cybersecurity program is supported by international frameworks such as CIS Critical Security Controls that help us guide our initiatives and monitor the evolution of our compliance adherence to best practices. In that order, we develop policies, training programs and implement some of the best solutions in the market to protect and monitor our environment. We are constantly advised by known consultancy firms that support our improvement roadmap.
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
In 2024, Banco Inter remained a member of the Board of Advisors for the PCI Security Standards Council and renewed its security certification issued by PCI-DSS. Also in 2024, Bureau Veritas renewed our marketplace (Inter Shop) certification on privacy management and personal data protection systems.
The cybersecurity management processes described above are managed by the Chief Security Officer of Banco Inter and the Chief Technology Officer of Inter&Co, who is responsible for the entire technology structure of Inter.
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
Additionally, our Chief Technology Officer and the Chief Security Officer work in tandem with the Chief Risk Officer (CRO), who, develops and oversees the programs, policies and controls we have implemented across the organization to reduce and prevent logical and physical risks, including information security and cyber risks to our people, intellectual property, data and tangible property.

Form 20F 2025 FY2024	138

Additionally, our Board of Directors has overall oversight responsibility for our risk management, including cybersecurity risk management. It delegates cybersecurity risk management oversight to the audit and risk committees of the Board of Directors. The audit and risk committees are responsible for overseeing that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The risk committee also report material cybersecurity risks to our full Board of Directors. Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. In addition, our Board of Directors annually reviews and approves our updated cybersecurity policy.
In 2024, we did not identify any cybersecurity threats that have materially affected our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information, please see “Item 3. Key Information―D. Risk Factors―Failure to protect against risks related to cybersecurity may adversely impact our operations and result in loss of revenue, incurrence of material expenses and expose us to material liabilities.” and “Item 3. Key Information―D. Risk Factors ―Interruptions or failures in our technology systems or any lack of integration or redundancy of these systems may materially adversely affect us.”
REGULATORY MATTERS
The basic legal framework of the National Financial System of Brazil or “SFN” was established by Law No. 4,595, enacted on December 31, 1964, as amended (“Law No. 4,595”), which created CMN, the body responsible for establishing general guidelines for monetary, foreign currency and credit policies, among others, as well as for regulating the institutions that comprise the financial system. Law No. 4,595 also granted the Central Bank the authority to issue currency and manage credit, among other powers.
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

Form 20F 2025 FY2024	139

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

Form 20F 2025 FY2024	140

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
The PIX has been in full operation since November, 2020.

Form 20F 2025 FY2024	141

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
•The management of third-party assets must be segregated from other activities and comply with CVM regulations;

Form 20F 2025 FY2024	142

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

Form 20F 2025 FY2024	143

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
The asset management industry is also self-regulated by ANBIMA, which approves supplementary rules and policies.
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

Form 20F 2025 FY2024	144

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
•effective processes for monitoring and reporting, in time, of exceptions to risk management policies, limits and levels of risk appetite;
•systems, routines and procedures for risk management;

Form 20F 2025 FY2024	145

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

Form 20F 2025 FY2024	146

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

Form 20F 2025 FY2024	147

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
The structure of a financial institution’s ombudsman office must be compatible with the nature and complexity of its products, services, operations, processes and systems. In addition, in order to avoid conflicts of interests, the organizational structure of the ombudsman office must be separate from other organizational division of the financial institution, such as the financial institution’s products and services division, risk management division, internal control division and conformity division.
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

Form 20F 2025 FY2024	148

Basel III
The Basel III framework complements, as implemented by the Central Bank of Brazil (BCB), enhances and modifies Basel I and Basel II, addressing:
•the methodology for calculating regulatory capital; and
•the methodology for calculating the capital maintenance requirement, adopting minimum requirements of regulatory capital;
•The Calculation of Tier I Capital, Common Equity Tier I (CET1) Capital, and the introduction of Additional CET1 capital.
According to Basel III standards in Brazil, the capital adequacy ratio (Basel Index) is calculated as the ratio between the Reference Equity (RE) and Risk-Weighted Assets (RWA). The RE comprises Tier I (CET1 and Additional Tier 1) and Tier II Capital. Tier I being comprised of Primary Capital (less Prudential Adjustments) and Supplementary Capital (hybrid debt and equity instruments that meet the requirements set forth under National Monetary Council (CMN) rules. Basel III restricts, for purposes of the breakdown of Primary Capital, the inclusion of financial instruments that do not demonstrate an effective capacity for the absorption of losses and requires a reduction of assets that, in certain circumstances, could affect the amount of the financial institution’s capital because of the low liquidity of its instruments, dependence on future earnings or difficulty in measuring amounts.
In accordance with the Basel III standards, the Central Bank also established Additional Capital, which is equivalent to the sum of the Core Capital Conservation Buffer, the Core Capital Counter Cyclical Buffer and the Systemically Importance Capital Buffer. The Central Bank regulations also establish the minimum requirements and calculation methods for each of these components of Additional Core Capital.
Basel III rules also provide for the implementation of a leverage ratio calculated by dividing the Tier I capital by a bank’s total exposure. These rules were implemented gradually in Brazil, with most taking full effect by 2019.
Additionally, in 2021, the National Monetary Council (CMN) issued Resolution 4,966, which came into effect on January 1, 2025, establishing new concepts and accounting criteria applicable to financial instruments, which must be observed by financial institutions and other institutions authorized to operate by the Central Bank of Brazil.
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

Form 20F 2025 FY2024	149

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

Form 20F 2025 FY2024	150

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

Form 20F 2025 FY2024	151

Due to the increase in fraudulent transactions in Brazil in recent years, especially after the implementation of PIX and SPI in Brazil, the Central Bank enacted a regulation that provides requirements for sharing data and information on signs of fraud to be observed by financial institutions, payment institutions, as well as procedures and controls to prevent fraud in the provision of payment services by financial institutions and other institutions authorized to operate by the Central Bank. The regulator established that such institutions must impose a threshold of R$1,000 (one thousand reais), per client, for transactions carried out between 8 p.m. to 6 a.m., regardless of the payment mean (PIX, credit cards, electronical transferences, etc.). However, such limitation may be changed by the client through specific channels of the financial institutions, subject to the client’s risk profile assessed by the institution. Furthermore, payment institutions that operate as acquirers must pay especial attention when anticipating receivables originated from transactions carried out during the referred period.
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

Form 20F 2025 FY2024	152

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
Regulatory Matters in the Cayman Islands
Banco Inter S.A. – Cayman Branch:
Banco Inter S.A. – Cayman Branch is a branch of the Brazilian financial institution Banco Inter S.A., with a category B licence to operate a branch in Cayman. The Branch was registered in a strategy to allow Banco Inter to offer its customers products in different currencies.
The process of opening the branch went through an authorization process by the Central Bank of Brazil and the Cayman Islands Monetary Authority (CIMA), complying with the rules of these regulators for this purpose. In addition, the Cayman Branch is subject to CIMA's rules, which cover issues such as corporate governance; risks; the anti-money laundering and terrorist financing; outsourcing; internal controls; internal auditing; cybersecurity; data privacy; business continuity management; nature, retention and accessibility of records; and succession plans, among others.
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

Form 20F 2025 FY2024	153

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
IRPJ/CSLL
For financial institutions, income and gains resulting from financial operations should also be included in the calculation basis of IRPJ and CSLL. In general terms, IRPJ is levied at a rate of 15%, plus an additional 10% on the portion of taxable income that exceeds the amount of R$20 thousand per month or R$240 thousand per year. CSLL is levied on net income, before accounting for IRPJ. For the period between September 2015 and December 2018, and since March 2020, the government established a 20% rate for CSLL applicable to banks. However, the Brazilian government enacted Provisional Measure N. 1,034 (published on March 1, 2021 and converted into Law No. 14,183/21), increasing the CSLL rate applicable to financial institutions referred therein. With respect to banks, the CSLL rate was increased to 25% until December 31, 2021, being reduced to 20% as of January 1, 2022.

Form 20F 2025 FY2024	154

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

Form 20F 2025 FY2024	155

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

Form 20F 2025 FY2024	156

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

Form 20F 2025 FY2024	157

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
As Indicated above, Article 52 of the Transitory Constitutional Provisions Act prohibited the establishment, in Brazil, of new branches of financial institutions domiciled abroad, unless with the prior authorization of the Central Bank and by decree issued by the executive branch (Article 18 of the Law No. 4,595).

Form 20F 2025 FY2024	158

However, Decree No. 10,029 transferred to the Central Bank the authority to recognize in interest of the Brazilian Government the installation, in Brazil, of new branches of financial institutions domiciled abroad. In this sense, Central Bank has issued regulation that recognizes all foreign participation in the capital of Brazilian institutions, provided that the requirements and procedures for constitution, authorization for operation, cancellation of authorization, changes are observed control and corporate reorganizations of financial institutions, as provided for in the current regulations, as applicable.
However, Decree No. 10,029 transferred to the Central Bank the authority to recognize in interest of the Brazilian Government the installation, in Brazil, of new branches of financial institutions domiciled abroad.
Consumer Protection
CMN regulates the relationship between financial institutions and their clients. In this context, CMN established criteria related to risk prevention in the contracting of financial transactions and in the provision of services by financial institutions, imposing conditions to be observed in the relationship with the consumers of banking services and products. CMN also that financial institutions must conduct their activities in compliance with the principles of ethics, responsibility, transparency, and diligence, providing for the convergence of interests and the consolidation of an institutional image of credibility, security, and competence in their relations with clients and users of their products and services. For such, they must ensure: (i) customization of the products and services offered or recommended to the needs, interests and objectives of clients and users; (ii) integrity, compliance, reliability, security and confidentiality of the transactions carried out, as well as the legitimacy of the contracted operations and the services provided; (iii) provision, in a clear and accurate manner, of the information necessary for the free choice and decision-making by clients and users, including explicit rights and duties, responsibilities, costs or encumbrances, penalties and any risks existing in the execution of transactions and in the provision of services; (iv) use of clear, objective and appropriate wording to the nature and complexity of the transaction or service, in contracts, receipts, extracts, vouchers and documents intended for the public, in order to allow the understanding of the content and the identification of deadlines, values, charges, fines, dates, places and other conditions; (v) identification of end-users who are beneficiaries of payments or transfers in statements and extracts of deposit accounts and prepaid payment accounts, including in situations where the relevant payment services involve institutions participating in different payment arrangements; (vi) forwarding of a payment instrument to the client’s or user's domicile or its authorization only as a result of their express request or authorization; and (vii) timeliness and lack of unreasonable barriers, criteria or procedures to: (a) meet requests from clients and users, including the provision of contracts, receipts, extracts, vouchers and other documents and information relating to transactions and services; (b) terminate contractual relationships related to products and services, including the cancellation of contracts; and (c) transfer relationships to other institutions, as applicable.
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

Form 20F 2025 FY2024	159

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

Form 20F 2025 FY2024	160

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

Form 20F 2025 FY2024	161

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

Form 20F 2025 FY2024	162

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
The Brazilian Open Finance model comprises financial institutions, payment institutions and other institutions authorized to operate by the Central Bank, by making it possible to share~~,~~ (i) data on products and services, (ii) client record data, and (iii) client transaction data. Open Finance will eventually cover the provision of payment services, the criteria and specifications of which are yet to be announced in the instant pay project.
Institutions authorized to operate by the Central Bank opting to join Open Finance must share the information listed above with other participating institutions. At its inception, however, the Open Finance model will only be compulsory for, in the case of data sharing: (1) financial institutions belonging to prudential segmentation in Segments 1 and 2; (2) individual institutions and institutions belonging to conglomerates with more than five million clients, according to the database provided by the Central Bank of Brazil and voluntary, to financial institutions, payments institutions and other institutions duly authorized to operate by the Central Bank; and in the case of sharing the transaction initiation service. Compulsory adhesion may be also extended to the other institutions authorized to operate by the Central Bank at the Central Bank’s discretion. With regards to client data sharing, client authorization will always be required.
Open Finance aims to (i) encourage innovation; (ii) promote competition; (iii) increase the efficiency of the National Financial System and the Brazilian Payment System; and (iv) promote financial citizenship.

Form 20F 2025 FY2024	163

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

Form 20F 2025 FY2024	164

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
Registration of BDRs with the CVM
The rules enacted by CMN, the Central Bank and CVM require that the depositary file the relevant BDR program with the CVM and the Central Bank to facilitate fund remittances to and from Brazil in connection with the offer and sale of BDRs in Brazil, the sale of the underlying shares offshore and the payment of dividends and other distributions to holders of the BDRs. These rules further require that any such remittances be registered with the Central Bank by the engaged custodian on behalf of the depositary. The remittance of funds offshore in connection with the offer and sale of the BDRs in Brazil is limited to the proceeds from the sale of such BDRs in a Brazilian market regulated by the CVM, net of commissions and other related expenses.
As a general rule, the BDRs may be redeemed for the purposes of selling the underlying shares offshore. The proceeds from any such sale may not be used for other investments outside Brazil and must be repatriated within seven days from the date in which the BDRs are redeemed. Foreign investors purchasing BDRs are not subject to such a repatriation requirement but must record any such redemption with the Central Bank. Dividends and other distributions made to Brazilian residents in connection with the BDRs must be repatriated but may be applied to the acquisition of additional underlying shares. Individuals domiciled in Brazil and non-financial institutions, investment funds and other investment companies incorporated in Brazil may purchase shares issued offshore by sponsors of BDR programs in Brazil for purposes of depositing such shares with the relevant custodian and request the issuance of BDRs in Brazil. The depositary is responsible for maintaining and updating the registration of the BDR program with the Central Bank, including the flow of funds in connection with redemptions and payments of dividends and other distributions.
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

Form 20F 2025 FY2024	165

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
See our consolidated financial statements beginning at page F-1.
ITEM 19. EXHIBITS
The following documents are filed or incorporated by reference as part of this registration statement:

No.	Exhibit Description

1.1*	Memorandum and Articles of Association of Inter & Co

1.2*	Form of Memorandum and Articles of Association of Inter & Co submitted for consideration at the 2025 shareholders meeting

2.1*	Description of Securities Registered Under Section 12 of the Exchange Act

4.1*	Form of indemnification agreement

4.2	Form of SoftBank Shareholders’ Agreement (incorporated by reference to Exhibit 4.4 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2021)

8.1*	List of Subsidiaries

11.1*	Code of Ethics

11.2*	Insider Trading Policy

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.

13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

15.1*	Consent of KPMG Auditores Independentes Ltda.

97*	Clawback Policy

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104.1	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

* Filed with this Annual Report on Form 20-F

Form 20F 2025 FY2024	166

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Inter & Co, Inc.	By:	/s/ João Vitor N. Menin T. de Souza
Date: April 30, 2025	Name:	João Vitor N. Menin T. de Souza
	Title:	Chief Executive Officer

	By:	/s/ Santiago Horacio Stel
	Name:	Santiago Horacio Stel
	Title:	Chief Financial Officer

Consolidated Financial Statements as of
December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
Inter & Co, Inc.

Auditor Data Elements:	Year ended December 31, 2024, December 31, 2023; and December 31, 2022
Auditor Name:	KPMG Auditores Independentes Ltda.
Auditor Location:	Belo Horizonte, Brazil
Auditor Firm ID:	1124

Form 20F 2025 FY2024	F-1

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors of
Inter & Co, Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Inter & Co, Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated income statements, and consolidated statements of comprehensive income, cash flows, and changes in equity for each of the years in the three‑year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2024, in conformity with International Financial Reporting Standards – Accounting Standards as issued by International Accounting Standards Board (IFRS-Accounting Standards).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 30, 2025 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
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

Report of Independent Registered Public Accounting Firm on the consolidated financial statements	F-2

Assessment of the provision for expected credit losses for loans and advances to customers
As discussed in Notes 2(c), 4(e), 6(a), and 12 to the consolidated financial statements, the Company has R$ 2,269 million of provision for expected credit losses (ECL) related to loans and advances to customers, as of December 31, 2024. The provision for ECL related to loans and advances to customers is the output of a complex set of models - it is calculated using estimates, developed from models, of probability of default (PD), exposure at default (EAD) and loss given default (LGD). The PD incorporates the estimated impact of forecasts of certain macroeconomic variables, specifically: the Brazilian Interbank Deposit rate (DI), the Brazilian Broad National Consumer Price Index (IPCA), the Brazilian gross domestic product (GDP), and the Brazilian minimum wage. As part of the calculation of the allowance for ECL, for each financial asset, the Company assesses whether there has been a significant increase in credit risk (SICR) since initial recognition, based on an absolute criterion - a payment is 31 days or more past due - and a relative criterion that compares the current behavior score with the behavior score at initial recognition. When no SICR has been identified, the financial asset is classified as stage 1 and the PD used considers the next 12 months. When a SICR has been identified, the contract is classified as stage 2 or, if it is credit-impaired, stage 3 and the PD used considers the lifetime of the contract.
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
(i)evaluating the overall ECL methodology for compliance with IFRS-Accounting Standards;
(ii)assessing the conceptual soundness of the models and modeling techniques, including those used to derive the PDs, EADs and LGDs and to select the macroeconomic variables that are incorporated into the calculation, by inspecting model documentation to determine whether the models are suitable for their intended use;
(iii)checking the accuracy of the Company’s estimates of PD, EAD and LGD using the Company's historical data and forward-looking information;
(iv)evaluating the relevance of the macroeconomic variables incorporated in the PDs through regression analysis of the historical correlation of these variables and credit risk; and
(v)evaluating the Company's definition of a SICR by assessing relevant Company-specific metrics and comparing it to the applicable industry and regulatory practices.

Report of Independent Registered Public Accounting Firm on the consolidated financial statements	F-3

Assessment of the value in use of the cash generating unit to which the Inter & Co Payments Inc goodwill is allocated
As discussed in Notes 4(l) and 16 to the consolidated financial statements, the Company has R$ 554.8 million of goodwill related to the acquisition of Inter & Co Payments Inc as of December 31, 2024. The Company allocates goodwill to cash generating units (CGUs) and performs impairment testing over these CGUs at least annually or when there are events or circumstances that indicate that the carrying amount of a CGU exceeds its recoverable amount. The recoverable amount of the CGU to which the Inter & Co Payments Inc goodwill is allocated is calculated based on its value in use. The value in use is determined using a discounted cash flow model, that is, by estimating the future cash flows expected to be derived from the CGU, including any eventual disposal, and discounting those to their present value.
We identified the assessment of the value in use of the CGU to which the Inter & Co Payments Inc goodwill is allocated as a critical audit matter. The calculation of the value in use using a discounted cash flow model requires the Company to make subjective assumptions, including the discount rate and the future growth of the CGU. Assumptions about future growth include the forecast growth rate and the expected long-term inflation rate which required a high degree of subjective auditor judgment to evaluate.
The following are the primary procedures we performed to address this critical audit matter. We involved corporate finance professionals with specialized skills and knowledge, who assisted in:
(i)assessing the Company’s forecast cash flow growth rates by comparing them to the budget and supporting documentation, including, in certain cases, publicly available market data, and assessing the impacts to such cash flows of internal and/or external economic factors;
(ii)evaluating the discount rate used by comparing its components to publicly available market data;
(iii)assessing the long-term growth rate used by comparing it to publicly available market data; and
(iv)evaluating the Company’s ability to accurately forecast by comparing the Company’s historical cash flow forecasts to actual subsequent cash flows.
/s/ KPMG Auditores Independentes Ltda.
We have served as the Company’s auditor since 2011.
Belo Horizonte, MG, Brazil
April 30, 2025

Report of Independent Registered Public Accounting Firm on the consolidated financial statements	F-4

Consolidated balance sheets as of December 31, 2024 and 2023
(Amounts in thousands of Brazilian reais, unless otherwise stated)
Consolidated balance sheets

	Note	12/31/2024	12/31/2023
Assets
Cash and cash equivalents	8	1,108,394	4,259,379
Amounts due from financial institutions, net of provisions for expected credit losses	9	6,194,960	3,718,506
Deposits at Central Bank of Brazil		5,285,402	2,664,415
Securities, net of provisions for expected credit losses	10	23,899,551	16,868,112
Derivative financial assets	11	563	4,238
Loans and advances to customers, net of provisions for expected credit losses	12	33,327,355	27,900,543
Non-current assets held for sale	13	234,611	174,355
Equity accounted investees	14.a	10,401	90,634
Property and equipment	15	369,942	167,547
Intangible assets	16	1,836,053	1,345,304
Deferred tax assets	34.c	1,705,054	1,033,535
Other assets	17	2,486,145	2,125,231
Total assets		76,458,430	60,351,797

Liabilities
Liabilities with financial and similar institutions	18	11,319,577	9,522,469
Liabilities with customers	19	42,803,229	32,651,620
Securities issued	20	9,890,219	8,095,042
Derivative financial liabilities	11	70,048	15,063
Borrowings and on-lending	21	128,924	107,412
Tax liabilities		574,429	363,262
Income tax and social contribution		462,501	287,978
Other tax liabilities		111,928	75,284
Provisions	23	151,737	70,452
Deferred tax liabilities	34.c	61,503	32,539
Other liabilities	24	2,386,457	1,897,248
Total liabilities		67,386,123	52,755,107

Equity
Share capital	25a	13	13
Reserves	25b	9,793,992	8,147,285
Other comprehensive loss	25c	(898,830)	(675,488)
Equity attributable to owners of the Company		8,895,175	7,471,810
Non-controlling interest	25f	177,132	124,881
Total equity		9,072,307	7,596,691

Total liabilities and equity		76,458,430	60,351,797
The notes are an integral part of these consolidated financial statements.

Form 20F 2025 FY2024	F-5

Consolidated income statements for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of Brazilian reais, unless otherwise stated)
Consolidated income statements

	Note	12/31/2024	12/31/2023	12/31/2022
Interest income	26	5,139,213	4,549,827	2,802,658
Interest expenses	26	(3,311,638)	(2,887,573)	(1,972,850)
Income from securities, derivatives and foreign exchange	27	2,629,170	1,634,543	1,605,401
Net interest income and income from securities, derivatives and foreign exchange		4,456,744	3,296,797	2,435,209

Net revenues from services and commissions	28	1,753,280	1,304,382	968,039
Expenses from services and commissions		(143,430)	(135,582)	(129,233)
Other revenues	29	333,571	286,979	288,682
Revenues		6,400,165	4,752,576	3,562,697

Impairment losses on financial assets	30	(1,799,452)	(1,541,584)	(1,083,237)
Administrative expenses	31	(1,769,055)	(1,461,348)	(1,494,484)
Personnel expenses	32	(937,761)	(790,739)	(733,605)
Tax expenses	33	(477,037)	(326,584)	(248,588)
Depreciation and amortization		(208,829)	(160,440)	(163,972)
Share of the profit or loss of associates and joint ventures accounted for using the equity method	14.b	(2,480)	(32,040)	(17,384)
Profit before income tax		1,205,550	439,841	(178,573)

Income tax	34	(232,709)	(87,581)	164,494

Profit for the year		972,841	352,260	(14,079)

Profit attributable to:
Owners of the Company		907,132	302,343	(11,090)
Non-controlling interest		65,709	49,917	(2,989)

Earnings per share
Basic earnings per share	25.e	2.08	0.75	(0.03)
Diluted earnings per share	25.e	2.07	0.75	(0.03)
The notes are an integral part of these consolidated financial statements.

Form 20F 2025 FY2024	F-6

Consolidated statements of comprehensive income for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of Brazilian reais)
Consolidated statements of comprehensive income

	12/31/2024	12/31/2023	12/31/2022
Profit for the year	972,841	352,260	(14,079)

Other comprehensive income
Items that are or may be reclassified subsequently to the income statement:
Changes in fair value - financial assets at FVOCI	(697,974)	291,333	(240,057)
Related tax - financial assets FVOCI	315,095	(131,100)	102,684
Net change in fair value - financial assets at FVOCI	(382,879)	160,233	(137,373)

Fair value change - investments in operations abroad	(145,241)	16,742	—
Tax effect	53,227	(4,579)	—
Hedge of net investments in operations abroad	(92,014)	12,163	—

Foreign exchange differences on the translation of foreign operations	251,551	(22,604)	(10,671)

Effects of corporate reorganization on non-controlling interest without change in control	—	—	(604,973)

Others	—	21	—
Other comprehensive income (loss) that may be reclassified subsequently to the income statement	(223,342)	149,813	(753,017)

Total comprehensive income for the year	749,499	502,073	(767,096)
Allocation of comprehensive income
To owners of the company	683,790	452,156	(764,107)
To non-controlling interest	65,709	49,917	(2,989)
The notes are an integral part of these consolidated financial statements.

Form 20F 2025 FY2024	F-7

Consolidated statements of cash flows for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of Brazilian reais)
Consolidated statements of cash flows

	12/31/2024	12/31/2023	12/31/2022
Operating activities
Profit for the year	972,841	352,260	(14,079)
Adjustments to profit (loss)
Depreciation and amortization	208,829	160,440	163,972
Result of equity interests in associates	2,480	32,040	17,384
Impairment losses on financial assets	1,799,452	1,541,584	1,083,237
Expenses with provisions for contingencies	49,120	38,611	25,931
Income tax and social contribution	232,709	87,581	(164,494)
Provisions/ (reversals) for loss of assets	(52,971)	(42,214)	5,225
Capital gains (losses)	(55,538)	(41,785)	(66,363)
Provision for performance income	(73,650)	(135,260)	(150,401)
Effect of the exchange rate variation on cash and cash equivalents	(134,448)	(88,708)	—

(Increase)/ decrease in:
Deposits at Central Bank of Brazil	(2,620,987)	190,363	(455,290)
Loans and advances to customers	(7,204,248)	(8,062,211)	(5,927,723)
Amounts due from financial institutions	(1,702,514)	540,350	(2,206,994)
Securities	(296,267)	70,642	(602,509)
Derivative financial assets	3,675	(4,238)	86,948
Non-current assets held for sale	(60,257)	(7,412)	(37,150)
Other assets	(494,265)	(341,901)	(318,696)
Increase/ (decrease) in:
Liabilities with financial and similar institutions	965,973	1,615,572	2,565,433
Liabilities with customers	10,151,609	9,008,816	5,309,261
Securities issued	1,795,177	1,892,877	2,630,072
Derivative financial liabilities	(90,256)	(22,705)	(28,777)
Borrowings and on-lending	(282,131)	69,700	11,377
Tax liabilities	207,456	178,906	119,891
Provisions	26,458	(25,608)	(21,330)
Other liabilities	852,785	799,771	216,537
Income tax paid	(441,972)	(263,362)	(138,057)
Net cash from operating activities	3,759,060	7,544,109	2,103,405

Cash flow from investing activities
Acquisition of subsidiaries, net of cash acquired	(81,675)	(62,357)	(545,983)
Acquisition of property and equipment	(81,974)	(17,881)	(27,714)
Proceeds from sale of property and equipment	—	—	14
Acquisition of intangible assets	(427,683)	(256,210)	(251,390)
Acquisition of financial assets at FVOCI	(17,710,057)	(19,381,768)	(7,977,979)
Proceeds from sale of financial assets at FVOCI	11,029,542	14,913,627	9,208,137
Acquisition of financial assets at FVTPL	(554,540)	(680,391)	(582,098)
Proceeds from sale of financial assets at FVTPL	98,852	818,576	126,198
Net cash used in investing activities	(7,727,535)	(4,666,404)	(50,815)
The notes are an integral part of these consolidated financial statements.

Form 20F 2025 FY2024	F-8

Consolidated statements of cash flows for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of Brazilian reais)

	12/31/2024	12/31/2023	12/31/2022
Cash flow from financing activities
Capital increase	823,036	—	—
Cost associated with issuing equity securities	(38,768)	—	—
Dividends and interest on shareholders' equity paid	(82,080)	(23,600)	(75,898)
Repurchase of treasury shares	(18,954)	(16,409)	—
Resources to non-controlling interest	(191)	1,327	—
Payment to shareholders of subsidiary	—	—	(1,145,273)
Net cash from (used in) financing activities	683,043	(38,682)	(1,221,171)

Increase/(Decrease) in cash and cash equivalents	(3,285,432)	2,839,023	831,419
Cash and cash equivalents at the beginning of the year	4,259,379	1,331,648	500,446
Effect of the exchange rate variation on cash and cash equivalents	134,447	88,708	(217)
Cash and cash equivalents at December 31	1,108,394	4,259,379	1,331,648
The notes are an integral part of these consolidated financial statements.

Form 20F 2025 FY2024	F-9

Consolidated statements of changes in equity for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of Brazilian reais, unless otherwise stated)
Consolidated statements of changes in equity

	Share capital	Reserves	Other comprehensive income	Retained earnings /accumulated losses	Treasury shares	Equity attributable to owners of the Company	Non-controlling interest	Total equity
Balance as of January 1, 2022	13	2,728,396	(72,284)	—	—	2,656,125	5,793,659	8,449,784
Profit (loss) for the year	—	—	—	(11,090)	—	(11,090)	(2,989)	(14,079)
Proposed allocations:
Constitution/ reversion of reserves	—	(11,090)	—	11,090	—	—	—	—
Interest on equity / dividends	—	(38,056)	—	—	—	(38,056)	(37,842)	(75,898)
Foreign exchange differences on the translation of foreign operations	—	—	(10,671)	—	—	(10,671)	—	(10,671)
Net change in fair value - financial assets at FVOCI	—	—	(137,373)	—	—	(137,373)	—	(137,373)
Reflex reserve	—	(125,299)	—	—	—	(125,299)	—	(125,299)
Effects of corporate reorganization	—	5,283,314	(604,973)	—	—	4,678,341	(5,656,106)	(977,765)
Others	—	(19,595)	—	—	—	(19,595)	—	(19,595)
Balance as of December 31, 2022	13	7,817,670	(825,301)	—	—	6,992,382	96,722	7,089,104

Balance as of January 1, 2023	13	7,817,670	(825,301)	—	—	6,992,382	96,722	7,089,104
Profit for the year	—	—	—	302,343	—	302,343	49,917	352,260
Proposed allocations:
Constitution/ reversion of reserves	—	302,343	—	(302,343)	—	—	—	—
Interest on equity / dividends	—	—	—	—	—	—	(23,600)	(23,600)
Net change in fair value - financial assets at FVOCI	—	—	160,233	—	—	160,233	—	160,233
Foreign exchange differences on the translation of foreign operations	—	—	(22,604)	—	—	(22,604)	—	(22,604)
Gains and losses - Hedge	—	—	12,163	—	—	12,163	—	12,163
Repurchase of treasury shares	—	—	—	—	(16,409)	(16,409)	—	(16,409)
Share-based payment transactions	—	(16,409)	—	—	16,409	—	—	—
Reflex reserve	—	44,217	—	—	—	44,217	—	44,217
Others	—	(536)	21	—	—	(515)	1,842	1,327
Balance as of December 31, 2023	13	8,147,285	(675,488)	—	—	7,471,810	124,881	7,596,691

Balance as of January 1, 2024	13	8,147,285	(675,488)	—	—	7,471,810	124,881	7,596,691
Profit for the year	—	—	—	907,132	—	907,132	65,709	972,841
Proposed allocations:
Constitution/ reversion of reserves	—	907,132	—	(907,132)	—	—	—	—
Capital increase	—	823,036	—	—	—	823,036	—	823,036
Cost associated with issuing equity securities	—	(38,768)	—	—	—	(38,768)	—	(38,768)
Interest on equity / dividends	—	(68,813)	—	—	—	(68,813)	(13,267)	(82,080)
Foreign exchange differences on the translation of foreign operations	—	—	251,551	—	—	251,551	—	251,551
Gains and losses - Hedge	—	—	(92,014)	—	—	(92,014)	—	(92,014)
Net change in fair value - financial assets at FVOCI	—	—	(382,879)	—	—	(382,879)	—	(382,879)
Share-based payment transactions	—	(18,954)	—	—	18,954	—	—	—
Reflex reserve	—	43,074	—	—	—	43,074	—	43,074
Repurchase of treasury shares	—	—	—	—	(18,954)	(18,954)	—	(18,954)
Others	—	—	—	—	—	—	(191)	(191)
Balance as of December 31, 2024	13	9,793,992	(898,830)	—	—	8,895,175	177,132	9,072,307
The notes are an integral part of these consolidated financial statements.

Form 20F 2025 FY2024	F-10

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian reais, unless otherwise stated)
1.Activity and structure of Inter & Co, Inc. and its subsidiaries
Inter&Co, Inc. (“Inter&Co” or “Company” and, together with its subsidiaries, "Inter Group", "Group" or "Inter"), is the controlling holding company of Inter Group and indirectly controls Banco Inter S.A. ("Banco Inter"). The Company is incorporated in the Cayman Islands as an exempted limited liability company on January 26, 2021, and registered with the U.S. Securities and Exchange Commission (“SEC”).
In January 2022, Inter&Co Payments, Inc (formerly known as USEND or Pronto Money Transfer, Inc), a financial technology company headquartered in the United States, was acquired. Inter&Co Payments provides foreign exchange and payment services both for international and domestic costumers.
In January 2023, we completed another acquisition in the United States, of YellowFi Mortgage LLC, a company that owns, manages and operates a mortgage origination and lending business primarily in the State of Florida, and YellowFi Management LLC, a company that manages and operates the Brickell Bay Mortgage Opportunity Fund, a residential mortgage investment fund.
In 2024, we sold 36.8 million shares of our Class A common stock through a follow-on public offering, raising approximately US$162 million in gross proceeds. The offering initially closed in January 2024 and the exercise of the stock option closed in February 2024.
In July 2024, we completed the acquisition of an additional 50% of the share capital of Granito Instituição de Pagamento S.A. (currently Inter Pag Instituição de Pagamento S.A.), consolidating Inter as the sole shareholder of this company.
Inter Group’s objective is to act as a multi-service digital platform for individuals and legal entities, and its main activities include real estate credit, payroll loans, corporate credit, rural credit, credit card operations, checking accounts, investments, insurance services, and a marketplace for non-financial services. The operations are carried out within the context of Inter Group’s companies, operating in the market in an integrated manner.
2.Basis for preparation
a.Compliance statement
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards – Accounting Standards as issued by International Accounting Standards Board (IFRS-Accounting Standards).
These consolidated financial statements were approved by the Board of Directors meeting on April 30, 2025.
b.Functional and presentation currency
These consolidated financial statements are presented in Brazilian reais (BRL or R$). The functional currency of the Group companies is shown in note 4a. All balances were rounded to the nearest thousand, unless otherwise indicated.

Form 20F 2025 FY2024	F-11

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
c.Use of estimates and judgments
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
•Classification of financial assets (see notes 6 and 7): assessment whether financial assets comply with the solely payment of principal and interest (SPPI test) criteria and the business model in which the assets are managed (amortized cost, fair value through other comprehensive income or fair value through profit or loss).
•Equity accounted investees (see note 14): whether Inter&Co has significant influence over an investee.
Estimates
The estimates present a significant risk and may have a material impact on the values of assets and liabilities in the next years, and the actual results may differ from those previously established. The main items susceptible to impacts due these estimates are shown below:
•Classification of financial assets (see notes 6 and 7) - evaluation of the business model in which the assets are held and evaluation if the contractual terms of the financial asset relate only to payments of principal and interest (SPPI test).
•Business combination (see notes 4.b): determination of fair values of assets acquired and liabilities assumed in business combination;
•Impairment test of intangible assets and goodwill (see notes 16): for the purposes of impairment testing, each Group entity was considered a cash generating unit (“CGU”); and
•Deferred tax asset (note 34): the expected realization of the deferred tax asset is based on projected future taxable income and other technical studies.
•Expected credit loss (see notes 4e and 12): the measurement of expected credit loss on assets measured at amortized cost and fair value through other comprehensive income (FVOCI) requires the use of complex quantitative models and assumptions about future economic conditions and credit behavior. Several significant judgments are also needed to apply the accounting requirements for measuring expected credit loss, such as: determining the criteria to evaluate the significant increase in credit risk; selecting quantitative models; and establishing different prospective scenarios and their weighting, and others.
•Provisions (see note 23): recognition and measurement of provisions, including the provision for legal proceedings. The main assumptions considered refer to the probability and magnitude of outflows of resources.

Form 20F 2025 FY2024	F-14

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
3.New Accounting Standards Recently Issued
New or revised accounting pronouncements adopted in 2024
The following new or revised standards have been issued by IASB, and were effective for the years covered by these consolidated financial statements.
•Classification of Liabilities as Current or Non-Current – Amendments to IAS 1: clarifies when to take into account contractual conditions (covenants) that may impact the unconditional right to postpone the settlement of liabilities for a minimum period of 12 months after the closing date of the report, in addition to establishing disclosure requirements for liabilities with covenants classified as non-current. These changes came into effect from the beginning of the 2024 financial year and had no significant impacts for Inter&Co.
•Changes to IFRS 16 – Leases: the IASB issued narrow-scope amendments to the requirements for sale and leaseback transactions (sale and leaseback), explaining how an entity should account for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all of the lease payments are variable lease payments that do not depend on an index or rate and are more likely to be impacted. These changes were effective for annual reporting periods beginning on or after January 1st, 2024 and had no significant impacts for Inter&Co.
•Amendments to IAS 7 and IFRS 7 - Supplier Financial Arrangements: these amendments require disclosures to increase the transparency of supplier financing arrangements and their effects on a company's liabilities, cash flows, and liquidity risk exposure. The disclosure requirements are the IASB's response to investor concerns that some companies' supplier financing arrangements are not sufficiently visible, making it difficult for investors to scrutinize. These amendments were effective for annual reporting periods beginning on or after January 1st, 2024 and had no impacts for Inter&Co.
Other new standards and interpretations issued but not yet effective
•Amendment to IAS 21 - Effects of Changes in Exchange Rates and Translation of Financial Statements: the changes require the application of a consistent approach when assessing whether one currency can be exchanged for another and the amendment clarifies how entities should determine the exchange rate to be used and the disclosures to be provided, when a currency is difficult, or cannot, be exchanged. The changes aim to improve the information that an entity provides in its financial statements. The mentioned amendment is required for annual reporting periods beginning on or after January 1st, 2025. Management does not expect the adoption of the amendment described above to have a significant impact, other than additional disclosures, on Inter Group's consolidated financial statements.
•Amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments Disclosures: issued in May 2024, the amendments and clarifications are in relation to the write-off of financial liabilities through electronic systems, evaluation of the contractual characteristics of cash flow in the classification (SPPI Test), such as: financial assets linked to ESG (Environmental, Social and Governance) and among other financial instruments. In addition, additional disclosures were included regarding equity instruments designated at fair value through other comprehensive income and financial instruments linked to contingent events. The changes are effective for annual reporting periods starting on January 1, 2026 or after. Management is evaluating the effects in the adoption of this amendment on Inter Group's consolidated financial statements.

Form 20F 2025 FY2024	F-15

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
•IFRS 18 - Presentation and Disclosure in Financial Statements: the new standard issued in April 2024 replaces IAS 1 and brings additional requirements for financial statements in order to improve information to shareholders. It defines, for example, three new categories for revenues and expenses: operating, investments and financing, in addition to including new subtotals. The rule also provides guidance on the disclosure of performance indicators defined by the Management and brings specific requirements for companies in the banking and insurance sector. IFRS 18 will become effective for annual reporting periods on January 1, 2027 or after, and Management is evaluating the effects in the adoption of this standard on Inter Group's consolidated financial statements.
•IFRS 19 – Subsidiaries without Public Accountability: Disclosures: issued in May 2024, the standard defines that a subsidiary without public liability may provide reduced disclosures when applying IFRS Accounting Standards in its financial statements. The standard is optional for eligible subsidiaries and establishes the disclosure requirements for subsidiaries that choose to apply it. Management is evaluating the effects in the adoption of this standard on Inter Group's consolidated financial statements.
4.Material accounting policies
The accounting policies described below were applied in all years presented in the consolidated financial statements.
a.Basis for consolidation
Companies that Inter&Co controls are classified as subsidiaries. The Company controls an entity when it is exposed to or has the right to variable returns arising from its involvement with the entity and has the ability to use its power to affect the value of such returns.
Adjustments are made to the subsidiaries’ financial statements in order to provide uniformity and conformity of criterion in preparation of the consolidated financial statements.
The subsidiaries are consolidated in full as from the date the Company gains control of their activities until the date on which control ceases to exist.The only significant restrictions on the Group’s ability to access or use the assets and settle the Group's liabilities, are the regulatory restrictions, linked to the compulsory reserves maintained in compliance with the requirement of the Central Bank of Brazil, which limited the ability of subsidiaries of Inter&Co to transfer cash to other entities within the economic group. There are no legal or contractual restrictions and no guarantees or other requirements that may restrict that dividends and other capital distributions are paid or that loans and advances are made or paid to (or by) other entities within the economic group.

Form 20F 2025 FY2024	F-16

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
The following table shows the subsidiaries in each year:

					Share in the capital (%)
Entity	Branch of Activity	Common shares and/or quotas	Functional currency	Country	12/31/2024	12/31/2023	12/31/2022
Direct subsidiaries
Inter&Co Participações Ltda. (f)	Holding Company	2,348,517,995	BRL	Brazil	100.00%	100.00%	100.00%
INTRGLOBALEU Serviços Administrativos, LDA	Holding Company	1	EUR	Portugal	100.00%	100.00%	100.00%
Inter US Holding, Inc	Holding Company	100	US$	USA	100.00%	100.00%	—%
Inter Holding Financeira S.A.	Holding Company	401,207,704	BRL	Brasil	100.00%	100.00%	100.00%
Inter Marketplace Intermediacão de negócios e Serviços Ltda. (a)	Marketplace	1,984,271,386	BRL	Brazil	100.00%	100.00%	100.00%
Landbank Fundo de Investimento em Direitos Creditórios de Responsabilidade Limitada (d)	Investment Fund	492,297,014	BRL	Brazil	100.00%	—%	—%
Inter&Co Solutions (g)	Provision of services	16,000,000	BRL	Brasil	100.00%	—%	—%
Indirect subsidiaries
Banco Inter S.A.	Multiple Bank	2,593,598,009	BRL	Brazil	100.00%	100.00%	100.00%
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	Securities broker	335,000,000	BRL	Brazil	100.00%	100.00%	98.30%
Inter Digital Corretora e Consultoria de Seguros Ltda.	Insurance broker	60,000	BRL	Brazil	60.00%	60.00%	60.00%
Inter Titulos Imobiliarios Fundo de Investimento Imobiliario	Investment Fund	485,935,000	BRL	Brazil	97.19%	98.30%	98.30%
BMA Inter Fundo De Investimento Em Direitos Creditórios Multissetorial	Investment Fund	145,125,000	BRL	Brazil	65.17%	86.46%	90.70%
TBI Fundo De Investimento Renda Fixa Credito Privado	Investment Fund	230,278,086	BRL	Brazil	100.00%	100.00%	100.00%
TBI Fundo De Investimento Crédito Privado Investimento Exterior	Investment Fund	15,000,000	BRL	Brazil	100.00%	100.00%	100.00%
IG Fundo de Investimento Renda Fixa Crédito Privado	Investment Fund	144,796,772	BRL	Brazil	100.00%	100.00%	—%
Inter Simples Fundo de Investimento em Direitos Creditórios Multissetorial	Investment Fund	44,578	BRL	Brazil	91.29%	99.11%	—%
IM Designs Desenvolvimento de Software S.A	Provision of services	50,000,000	BRL	Brazil	50.00%	50.00%	50.00%
Acerto Cobrança e Informações Cadastrais S.A.	Provision of services	60,000,000,000	BRL	Brazil	60.00%	60.00%	60.00%
Inter & Co Payments, Inc	Provision of services	1,000	US$	USA	100.00%	100.00%	100.00%
Inter Asset Gestão de Recursos Ltda	Asset management	750,814	BRL	Brazil	70.87%	70.87%	70.00%
Inter Café Ltda.	Provision of services	13,010,000	BRL	Brazil	100.00%	100.00%	100.00%
Inter Boutiques Ltda.	Provision of services	6,010,008	BRL	Brazil	100.00%	100.00%	100.00%
Inter Food Ltda.	Provision of services	7,000,000	BRL	Brazil	70.00%	70.00%	70.00%
Inter Viagens e Entretenimento Ltda.	Provision of services	94,515	BRL	Brazil	100.00%	100.00%	100.00%
Inter Conectividade Ltda.	Provision of services	33,533,805	BRL	Brazil	100.00%	100.00%	—%
Inter US Management, LLC	Provision of services	100,000	US$	USA	100.00%	100.00%	—%
Inter US Finance, LLC	Provision of services	100,000	US$	USA	100.00%	100.00%	—%
Inter&Co Securities, LLC (b)	Holding Company	100,000	US$	USA	100.00%	100.00%	100.00%
Inter&Co Tecnologia e Serviços Financeiros Ltda. (c)	Provision of services	9,896,122,671	BRL	Brazil	100.00%	—%	—%
Inter Pag Instituição de Pagamento S.A (e)	Provision of services	841,574,256	BRL	Brasil	100.00%	50.00%	—%
Inter & Co Us advisors, LLC (h)	Asset management	—	US$	USA	100.00%	—%	—%

a.    On March 27, 2024, Banco Inter, which was the sole shareholder of Inter Marketplace, transferred its shares to Inter&Co Participações Ltda., which became the direct controlling company of Inter Marketplace Intermediação de Negócios e Serviços Ltda and, consequently, an indirect subsidiary of Inter&Co. Subsequently, on November 2, 2024, Inter Marketplace Intermediação de Negócios e Serviços Ltda became a direct subsidiary of Inter&Co, Inc.
b.    The reorganization of Inter&Co Securities, LLC ("Securities") was completed on February 22, 2024. Inter&Co, Inc. ("Inter&Co"), which was the sole owner of Securities, transferred Securities' shares to its direct subsidiary, Inter US Holding, Inc. ("US Holding"). With the completion of this reorganization, Securities is now a direct subsidiary of US Holding and, consequently, an indirect subsidiary of Inter&Co.
c.    On April 19, 2024, Inter&Co Tecnologia e Serviços Financeiros Ltda., became directly controlled by Banco Inter. Previously, Inter&Co Tecnologia e Serviços Financeiros Ltda. was controlled by Inter&Co Payments, Inc.
d.    On June 28, 2024,the Landbank Fund was created by Inter & Co which held 301,000,000 of its shares. As a result, the fund is now consolidated in the Group's consolidated financial statements.
e.    On May 28, 2024, Banco Inter (indirect subsidiary) announced the execution of contracts for the acquisition of the entire share capital of Inter Pag, after approval by BACEN (Central Bank of Brazil) which occurred on July 24, 2024, Inter became the sole shareholder of Inter Pag Instituição de Pagamento S.A. (previously named Granito Soluções em Pagamento S.A.).
f.    On November 2, 2024, Inter&Co Participações carried out a capital reduction through the delivery of investments held by Inter Marketplace Intermediação de Negócios e Serviços Ltda. to Inter&Co Solutions to Inter&Co, Inc.
g.    Inter&Co Solutions Ltda. was formed on July 2024 as a subsidiary of Inter&Co Participações. Subsequently, Inter&Co Solutions became a direct subsidiary of Inter&Co, Inc.
h.    In October 2024, Inter&Co US Advisors was incorporated and became the direct subsidiary of US Holding, Inc, and consequently, an indirect subsidiary of Inter&Co.

Form 20F 2025 FY2024	F-17

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
Non-controlling interest
Inter&Co can control some investees even when the investment is less than 100% of interest. In these investments, the Company recognizes the portion related to non-controlling interests in shareholders’ equity in the consolidated balance sheet and presents, in the income statement, the results from its subsidiaries that are related to non-controlling interest. In transactions which the Company purchase additional interest from non-controlling shareholders, the difference between the amount paid and the interest acquired is recorded in shareholders’ equity. Gains or losses on sales to non-controlling shareholders are also recorded in equity, unless the disposal of this interest do not represent a loss of control.
Balances and transactions eliminated on consolidation
Intra-group balances and transactions, including any unrealized gains or losses arising from intra-group transactions, are eliminated in the consolidation process. Unrealized losses are eliminated only to the extent that there is no evidence of impairment.
b.Business combination
Business combinations are recorded using the acquisition method when the set of assets acquired meets the definition of a business and control is transferred to the Group. In determining whether a set of activities and assets is a business, Inter assesses whether the acquired set includes at least one input and one substantive process that together contribute significantly to the ability to generate future results.
Inter has the option of applying a “concentration test” that allows it to assess in a simplified manner whether a set of activities and assets acquired is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.
The consideration transferred is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill resulting from the transaction is tested annually for impairment. Gains on a bargain purchase are recognized immediately in profit or loss. Transaction costs are recorded in profit or loss as incurred, except for costs related to the issuance of debt or equity instruments. The consideration transferred does not include amounts relating to payments for pre-existing relationships. These amounts are generally recognised in the the income statement.
Any contingent consideration payable is measured at its fair value at the acquisition date. If the contingent consideration is classified as an equity instrument, it is not remeasured and the settlement is recorded in equity. The remaining contingent consideration is remeasured at fair value at each reporting date and subsequent changes in fair value are recorded in the income statement.
Inter Pag Instituição de Pagamento S.A (“Inter Pag”) (previously named Granito Soluções em Pagamentos S.A.)
On July 24, 2024, Banco Inter became the sole shareholder of Inter Pag, holding 100% of the share capital. Prior to this transaction, the Group had held 50% of the share capital of Inter Pag.
Inter Pag is a Brazilian card payment services company that aims to integrate its complete technology into Banco Inter's ecosystem, strengthening its offer of smart payment solutions to the market.

Form 20F 2025 FY2024	F-18

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
I.Consideration transferred
The table below summarizes the amount of the consideration transferred:

In thousands of Reais	07/24/2024
Cash paid	111,785
Total consideration transferred	111,785
II.Acquisition related cost
Inter incurred acquisition-related costs of R$255 for legal fees and due diligence costs. These costs were recorded as “Administrative expenses” in the income statement.
III.Identifiable assets acquired and liabilities assumed
The fair value of Inter Pag's identifiable assets acquired and liabilities assumed on the acquisition date are presented below:

In thousands of reais		07/24/2024
Assets	Note	1,238,608
Cash and cash equivalents		30,110
Loans and advances to financial institutions		777,806
Deferred tax assets	34	86,588
Property and equipment	15	155,992
Intangible	16	93,298
Other assets		94,814

Liabilities		1,177,578
Liabilities with financial institutions		831,135
Borrowings and on-lending		303,643
Tax liabilities		1,877
Provisions	23	5,707
Deferred tax liabilities	34	13,755
Other liabilities		21,461

Total net identifiable assets at fair value		61,030
Fair value measurement
The valuation techniques used to measure the fair value of the significant assets acquired were as follows:

Acquired assets	Assessment techniques	Fair value	Useful life
Software	We estimate the fair value of the software using the Royalty Relief methodology. This approach is based on the capitalization of royalties saved, considering that the company owns the software.	40,457	10.5
Provisions
On the date of acquisition of Inter Pag , provisions totaling R$5,707 were recorded for labor lawsuits of various natures, including payment of overtime, unhealthy working conditions, dangerous working conditions and severance pay. These lawsuits are at different procedural stages, in addition to including civil lawsuits.

Form 20F 2025 FY2024	F-19

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
As of December 31, 2024, the provisions were reassessed and the amount was adjusted to R$5,330, based on the expected probable outcome. The provision will be reviewed periodically, and the adjustments will be recognized in the income statement for the period, as the cases progress.
IV. Goodwill
The goodwill recognized as a result of the acquisition was determined as follows:

In thousands of Reais	Note	07/24/2024
Consideration transferred	4.b (i)	111,785
Fair value pre-existing interest in Inter Pag		111,785
Fair value of net identifiable assets assumed	4.b (iii)	(61,030)
Goodwill	16	162,540
The fair value assessment of the pre-existing 50% stake in the acquired entity generated a capital gain of R$34,032, calculated as the difference between R$111,785 of the fair value of pre-existing interest and R$77,752, which represents the carrying amount of the investment measured by the equity method on the acquisition date. This amount was recognized as capital gains in other revenues in the income statement (refer to note nº 29).
The goodwill is primarily attributable to future economic benefits resulting from synergies between Inter Pag, a Brazilian card payment services company, and Banco Inter's ecosystem. The recognized goodwill is not expected to be deductible for income tax purposes.
V.    Contribution to Inter Group’s results
In the year ended December 31, 2024, Inter Pag contributed with a net revenue of R$96,126 and a profit of R$1,472 to Inter Group’s results. If the acquisition had occurred on January 1, 2024, the Company estimates that consolidated revenue would be R$9,948,868 and consolidated profit would be R$975,321.
c.Foreign currency transactions and translation of financial statements

Foreign currency transactions
Transactions in foreign currency are translated into the respective functional currencies of each entity in the Group by the spot exchange rates on the dates of the transactions.
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
Translation of financial statements
Assets and liabilities from subsidiaries with a functional currency different from the Company’s presentation currency, including goodwill and fair value adjustments arising on acquisition, are translated into the Brazilian Real at the exchange rates prevailing at the reporting date. Revenues and expenses are converted into the Real using the average exchange rates for each period.
The foreign currency differences generated in the translation into the presentation currency are recognized in other comprehensive income. If the subsidiary is not a wholly owned subsidiary, the corresponding portion of the translation difference is attributed to the non-controlling shareholders.

Form 20F 2025 FY2024	F-20

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
When a foreign entity is wholly or partially disposed of such that control, significant influence or joint control is lost, the cumulative amount of exchange rate changes related to such foreign entity is reclassified to profit or loss. If the Group disposes of part of its interest in a subsidiary but retains control, the relevant proportion of the cumulative amount is attributed to the interest of non-controlling shareholders.
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
Classification
Based on these factors, the Group applies the following criteria for each classification category:

Form 20F 2025 FY2024	F-21

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
Amortized Cost
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

Form 20F 2025 FY2024	F-22

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
Effective Interest Rate
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
Measurement of Expected Credit Loss
•Financial assets: the loss is measured at the present value of the difference between the contractual cash flows and the cash flows that the Group expects to receive discounted at the effective rate;
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

Form 20F 2025 FY2024	F-23

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
•Exposure to default (EAD): EAD is the expected value of the Group's exposure to customers at default which is used in estimating the expected loss. In the case of commitments or financial guarantees provided, the EAD incorporates the expected drawdown of these commitments or guarantees at the date of default.
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

Form 20F 2025 FY2024	F-24

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
Such areas monitor the trends noticed in the provision for expected credit loss by segment, in addition to establishing an initial understanding of the variables that may trigger changes in provision, PD or LGD.
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
The Group has opted to continue to apply the accounting hedge requirements set forth in IAS 39 as at December 31, 2024, however, it may adopt the IFRS 9 requirements in future periods. Pursuant to this rule, derivatives may be designated and qualified as hedge instruments for accounting purposes and, depending on the nature of the hedged item, the method for recognizing fair value gains or losses will be different. All the following conditions shall be met to qualify as an accounting hedge:
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
•The hedge effectiveness is measured on an ongoing basis and determined to be highly effective during all periods for which it was designated.

Form 20F 2025 FY2024	F-25

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
There are three possible types of hedges under the standards: fair value hedge, cash flow hedge and hedge of net investment in a foreign subsidiary. The Group uses only fair value hedge with derivatives as the hedging instruments.
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
In compliance with its risk management policies, as described in note 7, the Group uses derivative financial instruments, mainly swap registered with B3 S.A. – Brasil, Bolsa, Balcão, in market risk hedges of certain loans and advances to customers. The derivative financial instruments are presented in note 11.
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
f.Non-current assets held for sale
Non-current assets held for sale include properties recovered from loans and advances to customers, if their carrying amount is expected to be recovered principally through sale rather than use. This condition is met only when the sale is highly probable, and the non-current asset is available for immediate sale in its current condition, unless the unavailability for immediate sale is not under the Company’s control. Management must be committed to the sale, which, on recognition, is expected to be considered completed within one year of the classification date. The reclassification of assets to this balance sheet line item, when this condition is met, is carried out at the lower of its carrying amount or the fair value less costs to sell of the asset.
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

Form 20F 2025 FY2024	F-26

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
Subsequent expenditure
The cost of repairing or maintaining that does not represent a relevant increase in the asset’s ability to generate future economic benefits to Inter&Co is recognized in profit or loss as incurred. Items of property and equipment that are essential for its maintenance and operation, or that will increase its capability of generate future economic benefits, are recorded as part of its carrying amount as incurred.
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
I.    Analysis of impairment loss Inter&Co Payments, Inc
The impairment test of Inter&Co Payments, Inc was carried out for the base date of September 30, 2024 and no impairment to the recoverable value of the goodwill was recorded in this financial statements, given that the recoverable value was higher than its book value.
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
The estimated recoverable amount exceeded its carrying amount on December 31, 2024. The carrying amounts and the main assumptions used in determining recoverable amounts are:

Form 20F 2025 FY2024	F-27

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024

Investment	Carrying amount (a)	Goodwill on 12/31/2024	Discount rate (%)	Growth rate (%)
Inter&Co Payments, Inc	R$1,608,004	R$554,759	25.3	3.0

(a)    The carrying value in dollars according to the report as of September 30, 2024 was $295,155, converted using the Real on the same date.
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

Form 20F 2025 FY2024	F-28

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (i.e., cash-generating units - CGUs).
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

Form 20F 2025 FY2024	F-29

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
Share-based remuneration arrangements, settleable in shares
The fair value at the grant date of share-based compensation agreements granted to employees is recognized as an expense, with a corresponding increase in shareholders’ equity, during the period in which employees unconditionally acquire the right to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which there is an expectation that service and performance conditions will be met, in such a way that the final value recognized as an expense is based on the number of awards actually meeting the conditions of service and performance on the vesting date.
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
n.Income from services and commissions
The Group recognize the revenue from services and fees using a five step model as follows:
•Step 1 - Identify the contract(s) with the customer
•Step 2 - Identify the performance obligations in each contract

Form 20F 2025 FY2024	F-30

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
•Step 3 - Determine the transaction price in accordance with the contractual terms. If a contract includes variable consideration, the Group estimates the amount of consideration that it will be entitled to in exchange for transferring the promised goods or services to the customer, applying the constraint.
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
The Group's main services and fees revenues are
•Interchange fees: are commission income from card transactions carried out by customers with cards issued by the Group. The performance obligation is satisfied when the transaction is made. The transaction price is pre-defined percentage of the total payment made using the card.
•Asset management (management of third party resources): management and performance fees. Management fees are recognized as the service is performed in each year. The performance fees are variable and are recognized at the end of each performance period when it is highly probable that a significant reversal will not subsequently occur.
•Bank fees: are primarily related to account opening fees and fees charged for interbank transfers made by Inter account holders, and are recognized when the services are provided. The transaction price is the contractual amount.
•Commission and intermediation: revenues relate to the intermediation of the sale of products and services. Revenues are recognized when the service of intermediation is performed at which point the performance obligation is satisfied. The transaction price is the contractual amount which, generally, is a percentage of the sale value.
•Credit operations: refers to income with fees from loans and financing in operations carried out at pre- and post-fixed rates. The transaction price is the contract value.
o.Equity
Share capital
The class A and class B shares of the Company (Inter&Co Inc.) are classified in a specific group in equity. Additional costs directly attributable to the issuance of new shares or options are included in equity as a deduction of the amount raised, net of taxes.
Basic and diluted earnings per share
Basic earnings per share is calculated by dividing the net earnings attributable to shareholders of the Company by the weighted average number of shares outstanding during the year, which excludes the average number of shares held in treasury.
Diluted earnings is calculated by dividing the net earnings attributable to shareholders of the Company by the weighted average number of shares outstanding during the year, excluding the average number of shares held in treasury and adjusted for the effects of all potentially dilutive ordinary shares.

Form 20F 2025 FY2024	F-31

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
p.Lease
As lessor
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
•amounts expected to be paid by Inter, according to the residual value guarantees;
•the price to exercise the purchase option, if Inter is reasonably certain to exercise such option; and
•payments of fines for lease termination, if the lease term reflects the exercise of the option of Inter to terminate the lease.
•The lease liability is measured at amortized cost, using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the of Inter estimate of the amount expected to be payable under a residual value guarantee, if Inter changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

Form 20F 2025 FY2024	F-32

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
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
Transactions between segments are carried out in terms and rates compatible with those practiced with third parties, where applicable. The Group does not have any customer accounting for more than 10% of its total net revenue.
a.Banking & Spending
This segment includes banking products and services such as current accounts, debit and credit cards, deposits, loans, advances to customers, debt collection activities and other services provided to customers, mainly through Inter app. The segment also includes foreign exchange services, remittances of funds between countries, including the Global Account digital solution, card payment solutions (including Inter Pag), together with the investment funds consolidated by the Group.
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
d.Inter Shop
This segment includes sales of goods and/or services to Inter’s clients through our digital platform in partnership with other companies. The segment income basically comprises commissions received for sales and/or for the rendering of these services.

Form 20F 2025 FY2024	F-33

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
Segment information

	As of and for December 31, 2024
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	4,985,979	11,400	—	82,275	5,079,654	66,397	(6,838)	5,139,213
Interest expenses	(3,360,985)	(11,772)	—	—	(3,372,757)	(5,769)	66,888	(3,311,638)
Income from securities, derivatives and foreign exchange	2,510,861	92,745	4,165	33,435	2,641,206	48,937	(60,974)	2,629,169
Net interest income and income from securities, derivatives and foreign exchange	4,135,855	92,373	4,165	115,710	4,348,103	109,565	(924)	4,456,744

Net revenues from services and commissions	1,236,722	135,281	196,399	178,720	1,747,122	35,579	(29,421)	1,753,280
Expenses from services and commissions (a)	(73,881)	—	(58,854)	(10,685)	(143,420)	(10)	—	(143,430)
Other revenues	348,005	28,027	46,671	38,356	461,059	209,846	(337,334)	333,571
Revenues	5,646,701	255,681	188,381	322,101	6,412,864	354,980	(367,679)	6,400,165

Impairment losses on financial assets	(1,797,731)	—	—	—	(1,797,731)	(1,721)	—	(1,799,452)
Administrative expenses	(1,606,421)	(73,573)	(9,554)	(55,767)	(1,745,315)	(32,256)	8,516	(1,769,055)
Personnel expenses	(732,862)	(75,396)	(23,479)	(49,825)	(881,562)	(77,106)	20,907	(937,761)
Tax expenses	(306,839)	(17,538)	(20,910)	(56,193)	(401,480)	(75,557)	—	(477,037)
Depreciation and amortization	(190,890)	(6,123)	(1,756)	(9,750)	(208,519)	(310)	—	(208,829)
Share of the profit or loss of associates and joint ventures accounted for using the equity method	(2,480)	—	—	—	(2,480)	—	—	(2,480)
Profit before income tax	1,009,478	83,051	132,682	150,566	1,375,777	168,030	(338,256)	1,205,550

Income tax	(82,444)	(26,049)	(41,618)	(89,541)	(239,652)	6,943	—	(232,709)

Profit for the year	927,034	57,002	91,064	61,025	1,136,125	174,973	(338,256)	972,841

Total assets	75,189,468	834,510	339,776	566,010	76,929,764	2,240,421	(2,711,755)	76,458,430
Total liabilities	67,353,349	407,083	148,221	558,571	68,467,224	829,357	(1,910,458)	67,386,123
Total equity	7,836,119	427,427	191,555	7,439	8,462,540	1,411,064	(801,297)	9,072,307

(a)    In the Insurance Brokerage segment, it considers the provision for cancelled sales.

Form 20F 2025 FY2024	F-34

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024

	As of and for December 31, 2023
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	4,500,962	17,915	—	39,075	4,557,952	7,093	(15,218)	4,549,827
Interest expenses	(2,868,962)	(30,466)	—	—	(2,899,428)	(13,649)	25,504	(2,887,573)
Income from securities, derivatives and foreign exchange	1,554,592	51,302	2,083	34,461	1,642,438	2,391	(10,286)	1,634,543
Net interest income and income from securities, derivatives and foreign exchange	3,186,592	38,751	2,083	73,536	3,300,962	(4,165)	—	3,296,797

Net revenues from services and commissions	919,740	100,379	121,278	155,537	1,296,934	7,448	—	1,304,382
Expenses from services and commissions	(135,301)	(253)	—	(4)	(135,558)	(24)	—	(135,582)
Other revenues	367,995	18,444	49,798	25,511	461,748	5,241	(180,010)	286,979
Revenues	4,339,026	157,321	173,159	254,580	4,924,086	8,500	(180,010)	4,752,576

Impairment losses on financial assets	(1,534,297)	—	—	(6,013)	(1,540,310)	(1,274)	—	(1,541,584)
Administrative expenses	(1,266,642)	(69,331)	(47,679)	(59,662)	(1,443,314)	(18,034)	—	(1,461,348)
Personnel expenses	(641,813)	(70,498)	(18,945)	(37,611)	(768,867)	(21,872)	—	(790,739)
Tax expenses	(249,029)	(12,917)	(15,723)	(35,137)	(312,806)	(13,778)	—	(326,584)
Depreciation and amortization	(145,077)	(5,022)	(1,045)	(9,095)	(160,239)	(201)	—	(160,440)
Share of the profit or loss of associates and joint ventures accounted for using the equity method	(32,040)	—	—	—	(32,040)	—	—	(32,040)
Profit / (loss) before income tax	470,128	(447)	89,767	107,062	666,510	(46,659)	(180,010)	439,841

Income tax	(6,950)	3,046	(30,380)	(52,623)	(86,907)	(674)	—	(87,581)

Profit / (loss) for the year	463,178	2,599	59,387	54,439	579,603	(47,333)	(180,010)	352,260

Total assets	60,102,556	570,182	211,213	337,810	61,221,761	96,447	(966,411)	60,351,797
Total liabilities	52,501,608	326,926	96,198	141,600	53,066,332	(19,167)	(292,059)	52,755,106
Total equity	7,600,948	243,256	115,015	196,210	8,155,429	115,614	(674,352)	7,596,691

Form 20F 2025 FY2024	F-35

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024

	As of and for December 31, 2022
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	2,717,951	4,901	26	11	2,722,889	96,533	(16,764)	2,802,658
Interest expenses	(1,903,112)	(17,228)	(99)	—	(1,920,439)	(71,042)	18,631	(1,972,850)
Income from securities, derivatives and foreign exchange	1,635,486	25,075	1,330	17,313	1,679,204	68,987	(142,790)	1,605,401
Net interest income and income from securities, derivatives and foreign exchange	2,450,325	12,748	1,257	17,324	2,481,654	94,478	(140,923)	2,435,209

Net revenues from services and commissions	499,708	87,078	81,903	291,953	960,642	8,969	(1,572)	968,039
Expenses from services and commissions	(123,873)	(1)	—	(4)	(123,878)	(6,927)	1,572	(129,233)
Other revenues	401,401	25,349	47,393	58,082	532,225	12,078	(255,621)	288,682
Revenues	3,227,561	125,174	130,553	367,355	3,850,643	108,598	(396,544)	3,562,697

Impairment losses on financial assets	(1,083,538)	855	—	—	(1,082,683)	(554)	—	(1,083,237)
Administrative expenses	(1,366,394)	(39,513)	(11,476)	(61,922)	(1,479,305)	(15,179)	—	(1,494,484)
Personnel expenses	(685,072)	(15,575)	(8,278)	(19,087)	(728,012)	(5,593)	—	(733,605)
Tax expenses	(206,239)	(8,719)	(13,548)	(20,082)	(248,588)	—	—	(248,588)
Depreciation and amortization	(155,840)	(2,780)	(616)	(4,615)	(163,851)	(121)	—	(163,972)
Share of the profit or loss of associates and joint ventures accounted for using the equity method	(17,384)	—	—	—	(17,384)	—	—	(17,384)
Profit / (loss) before income tax	(286,906)	59,442	96,635	261,649	130,820	87,151	(396,544)	(178,573)

Income tax	249,311	(17,052)	(31,473)	(56,369)	144,417	20,077	—	164,494

Profit / (loss) for the year	(37,595)	42,390	65,162	205,280	275,237	107,228	(396,544)	(14,079)

Total assets	46,473,673	464,654	148,411	490,752	47,577,490	22,199,379	(23,433,769)	46,343,100
Total liabilities	39,353,463	380,246	93,001	183,568	40,010,278	159,782	(916,064)	39,253,996
Total equity	7,120,210	84,408	55,410	307,184	7,567,212	22,039,597	(22,517,705)	7,089,104
6.Financial risk management
Risk management the Group includes credit, market, liquidity and operational risks. Risk management activities are carried out by independent and specialized structures, in accordance with previously defined policies and strategies. In general, the activities and processes seek to identify, measure, and control the financial and non-financial risks to which Inter is subject.
The model adopted by the Group, involves a structure of areas and committees that seek to ensure:
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

Form 20F 2025 FY2024	F-36

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
The financial instruments subject to credit risk are submitted to careful credit evaluation prior to contracting, as well as throughout the term of the respective operations. The credit analyses are based on the borrower's (or counterparty's) economic and financial capacity behavior, including payment history and credit reputation, in addition to the terms and conditions of the respective credit operation, including terms, rates and guarantees.
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
•    Personal loans: loan and payroll card operations, personal loans with and without transfer guarantees; and
•    Agribusiness loans: financing operations to cover the costs of rural production, investment, commercialization and/or industrialization granted to rural producers, with or without attached guarantees.
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
In 2024 there were no material changes to the nature of the credit risk exposures, how they arise or the Group’s objectives, policies and processes for managing them, although Inter continues to refine its internal risk management processes.
Measurement
The measurement of credit risk the Group is carried out considering the following:
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

Form 20F 2025 FY2024	F-37

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
•The aging of late payments in portfolios is monitored in order to identify trends or changes in the behavior of non-performing loans and allow the adoption of mitigating measures when required;
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
•Payroll loans repayments: are mainly represented by payroll credit cards and personal loans. These are deducted directly from the borrowers’ pensions, income or salaries and settled directly by the entity responsible for making these payments (e.g. company or government agency); FGTS (Service time Guarantee Fund) anniversary withdrawal operations are guaranteed by transfer;
•Personal loans and credit cards: generally, do not have guarantees; and
•Real estate financing: is collateralized by the real estate financed.
Guarantees of real estate loans and financing
The following table shows the value of real estate-backed financing broken down by loan to value. Loan to Value (LTV) is the ratio between the value of a loan and the value of the asset being financed. A higher LTV may signal greater risk to the lender, as it indicates a lower share of the borrower’s equity in the transaction.

	12/31/2024	12/31/2023
Lower than 30%	1,680,479	1,210,884
31 - 50%	3,384,141	2,157,130
51 - 70%	4,552,068	3,227,703
71 - 90%	1,375,696	1,664,885
Higher than 90%	257,803	322,966
	11,250,187	8,583,568

Form 20F 2025 FY2024	F-38

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
c.Liquidity risk
Liquidity risk is the possibility that the Group will not be able to efficiently meet its expected or unexpected financial obligations, including those arising from guarantees provided or even unexpected redemptions from customers. Therefore, liquidity risk also includes the possibility that Inter will not be able to negotiate the sale of assets at market prices due to their volume in relation to the volume normally traded or due to some discontinuity in the market.
The liquidity risk management structure is segregated and acts proactively with the objective of monitoring and preventing any violation of the liquidity ratio limits. Liquidity risk monitoring covers the entire flow of receipts and payments of the Group so that risk mitigation actions can be implemented. This monitoring is carried out primarily by the Assets and Liabilities Committee and the Risk and Capital Management Committee. These committees assess the liquidity risk information that is available in the Group's systems, such as:
•Top 10 investors;
•Mismatch between assets and liabilities;
•Net Funding;Liquidity limits;Maturity forecast;
•Stress tests based on internally defined scenarios;
•Liquidity contingency plans;
•Monitoring of asset and liability concentrations;
•Monitoring of Liquidity Ratio and funding renewal rates; and
•Reports with information on positions held by Inter and its subsidiaries.
In 2024 there were no material changes to the nature of the liquidity risk exposures, how they arise or the Group’s objectives, policies and processes for managing them, although the Group continues to refine its internal risk management processes.
The responsibilities of the Liquidity Risk Management Framework are distributed between different committees and hierarchical levels, including: Board of Directors, Asset and Liability Committee (ALC), Officer in charge of Risk Management, Superintendent of Compliance, Risk Management and Internal Controls and Risk Coordination. These consider the internal and external factors affecting the liquidity of the Group, and a detailed daily monitoring of incoming and outgoing movements of loans and advances to customers, time deposits, savings, Agribusiness Credit Bills (LCA), Real Estate credit bills (LCI), Guaranteed Real Estate Bills (LIG) and demand deposits is performed. Time deposits are analyzed according to the concentration, maturities, renewals, repurchases and new funding.

Form 20F 2025 FY2024	F-39

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
d.Analyses of financial instruments by remaining contractual term
The table below presents the projected future realizable value of Inter’s financial assets and liabilities by contractual term:

		Current			Non-Current		Total	Total
	Note	1 to 30 days	31 to 180 days	181 to 365 days	1 to 5 Years	Over 5 years	12/31/2024	12/31/2023
Financial assets
Cash and cash equivalents	8	1,108,394	—	—	—	—	1,108,394	4,259,379
Amounts due from financial institutions	9	4,382,968	1,810,766	1,226	—	—	6,194,960	3,718,506
Deposits at Central Bank of Brazil		5,285,402	—	—	—	—	5,285,402	2,664,415
Securities	10	870,898	770,006	3,738,175	12,848,285	5,672,187	23,899,551	16,868,112
Derivative financial assets	11	273	290	—	—	—	563	4,238
Loans and advances to customers	12.e	6,363,918	4,703,162	6,888,301	5,082,474	12,558,438	35,596,293	29,784,301
Other assets (a)	17	—	—	—	—	83,194	83,194	109,682
Total		18,011,853	7,284,224	10,627,702	17,930,759	18,313,819	72,168,357	57,408,633

Financial liabilities
Liabilities with financial and similar institutions	18	10,802,505	42,140	474,932	—	—	11,319,577	9,522,469
Liabilities with customers (c)	19	2,129,039	4,662,517	19,151,078	16,860,595	—	42,803,229	32,651,620
Securities issued	20	861,671	2,240,225	3,325,860	3,277,446	185,017	9,890,219	8,095,042
Derivative financial liabilities	11	61,225	4,052	4,726	45	—	70,048	15,063
Borrowing and on-lending	24	110,891	416	499	3,993	13,125	128,924	107,412
Other liabilities (b)	21	—	—	1,011	10,584	102,095	113,690	120,395
Total		13,965,331	6,949,350	22,958,106	20,152,663	300,237	64,325,687	50,512,001

(a) The financial assets are substantially composed of amounts related to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”), to Wiz Soluções e Corretagem de Seguros SA (“Wiz”) on May 8, 2019.
(b) Financial liabilities are composed of financial liabilities of leases, as per explanatory note 24.b.
(c) Overall, the CDB (time deposit) are issued with early liquidity clause, then the client (counterparty) could redeem it anytime until the final maturity. For disclosure purpose, the CDBs are allocated according to the remaining days until the maturity. Therefore, for risk management purpose under both market risk and liquidity risk, it is considered a methodology (behavior statistic model) which is focused on allocating the positions (CDB) at a more probable maturity.

Form 20F 2025 FY2024	F-40

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
e.Financial assets and liabilities using a current/non-current classification
The table below represents the Group’s current financial assets (realized within 12 months of the reporting date), non-current financial assets (realized more than 12 months after the reporting date) and current financial liabilities (it is due to be settled within 12 months of the reporting date) and non-current financial liabilities (is due to be settled more than 12 months after the reporting date):

		12/31/2024
	Note	Current	Non-current	Total
Assets
Cash and cash equivalents	8	1,108,394	—	1,108,394
Amounts due from financial institutions	9	6,194,960	—	6,194,960
Deposits at Central Bank of Brazil		5,285,402	—	5,285,402
Securities	10	5,379,079	18,520,472	23,899,551
Derivative financial assets	11	563	—	563
Loans and advances to customers, net of provisions for expected credit losses	12	15,686,443	17,640,912	33,327,355
Other assets (a)	17	—	83,194	83,194
Total		33,654,841	36,244,578	69,899,419

Liabilities
Liabilities with financial and similar institutions	18	11,319,577	—	11,319,577
Liabilities with customers (c)	19	25,942,634	16,860,595	42,803,229
Securities issued	20	6,427,756	3,462,463	9,890,219
Derivative financial liabilities	11	70,003	45	70,048
Borrowings and on-lending	21	111,806	17,118	128,924
Other liabilities (b)	24	1,011	112,679	113,690
Total		43,872,787	20,452,900	64,325,687

(a) The financial assets are substantially composed of amounts related to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”), to Wiz Soluções e Corretagem de Seguros SA (“Wiz”) on May 8, 2019.
(b) Financial liabilities are composed of financial liabilities of leases, as per explanatory note 24.b.
(c) Overall, the CDB (time deposit) are issued with early liquidity clause, then the client (counterparty) could redeem it anytime until the final maturity. For disclosure purpose, the CDBs are allocated according to the remaining days until the maturity. Therefore, for risk management purpose under both market risk and liquidity risk, it is considered a methodology (behavior statistic model) which is focused on allocating the positions (CDB) at a more probable maturity.

Form 20F 2025 FY2024	F-41

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024

		12/31/2023
	Note	Current	Non-current	Total
Assets
Cash and cash equivalents	8	4,259,379	—	4,259,379
Amounts due from financial institutions	9	3,718,506	—	3,718,506
Deposits at Central Bank of Brazil		2,664,415	—	2,664,415
Securities	10	702,823	16,165,289	16,868,112
Derivative financial assets	11	4,238	—	4,238
Loans and advances to customers, net of provisions for expected credit losses	12	13,992,939	13,907,603	27,900,543
Other assets (a)	17	—	109,682	109,682
Total		25,342,300	30,182,574	55,524,875

Liabilities
Liabilities with financial and similar institutions	18	9,522,469	—	9,522,469
Liabilities with customers (c)	19	19,209,323	13,442,297	32,651,620
Securities issued	20	5,039,791	3,055,251	8,095,042
Derivative financial liabilities	11	9,981	5,082	15,063
Borrowings and on-lending	21	87,122	20,290	107,412
Other liabilities (b)	24	6,016	114,379	120,395
Total		33,874,702	16,637,299	50,512,001

(a) The financial assets are substantially composed of amounts related to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”), to Wiz Soluções e Corretagem de Seguros SA (“Wiz”) on May 8, 2019.
(b) Financial liabilities are composed of financial liabilities of leases, as per explanatory note 24.b.
(c) Overall, the CDB (time deposit) are issued with early liquidity clause, then the client (counterparty) could redeem it anytime until the final maturity. For disclosure purpose, the CDBs are allocated according to the remaining days until the maturity. Therefore, for risk management purpose under both market risk and liquidity risk, it is considered a methodology (behavior statistic model) which is focused on allocating the positions (CDB) at a more probable maturity.
f.Market risk
Market risk is the possibility of losses resulting from fluctuations in the fair value of financial instruments held by the Institution and its subsidiaries, including the risks of transactions subject to changes in foreign exchange rates, interest rates, stock prices and commodity prices.
The Group, market risk management has, among others, the objective of supporting the business areas, establishing processes and implementing tools necessary for the assessment and control of related risks, allowing the measurement and monitoring of risk levels, as defined by Senior Management.
The market risk policy is monitored by the Asset and Liability Committee. Market risk controls allow the analytical assessment of information and are in a constant process of improvements. The Institution and its subsidiaries have improved the internal aspects of risk management and mitigation.
Measurement
Within the risk management process, the Group classifies its operations, including derivative financial instruments, as follows:
•    Trading book: considers all operations intended to be traded before their contractual maturity or intended to hedge the trading portfolio and which are not subject to limitations on their negotiability.
•    Banking book: considers operations not classified in the trading portfolio, the main characteristic of which is the intention to hold the respective operations until maturity.

Form 20F 2025 FY2024	F-42

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
In line with market practices, the Group manages its risks dynamically, seeking to identify, measure, evaluate, monitor, report, control and mitigate the exposures to market risks of its own positions. One of the methods of assessing the positions subject to market risk is the Value at Risk (VaR) model. The methodology used to calculate the VaR is the parametric model with a confidence level (CL) of 99% and a holding period of twenty one days.
We present the value-at-risk (holding period: 21 days) for the Trading Book positions:

Risk factor	12/31/2024	12/31/2023
IPCA Coupon	13,738	2,730
Pre-fixed rate	3,951	1,074
USD Coupon	2,675	665
Foreign currencies	28,036	2,346
Share price	193	—
Subtotal	48,593	6,815

Diversification effects (correlation)	24,539	3,794
Value-at-Risk	24,054	3,021
VaR over total asset	0.03%	0.01%
We present the value-at-risk (holding period: 21 days) for the Banking Book positions:

Risk factor	12/31/2024	12/31/2023
IPCA Coupon	976,186	425,156
Pre-fixed rate	116,296	49,019
TR Coupon	53,790	108,716
Others	181,069	22,538
Subtotal	1,327,341	605,429

Diversification effects (correlation)	347,688	164,555
Value-at-Risk	979,653	440,874
VaR over total asset	1.28%	0.73%
g.Sensitivity analysis
To determine the sensitivity of the economic value of the Group's position to market movements, we calculated the delta of the marked-to-market value (MTM) of assets and liabilities in different scenarios, considering the relevant risk factors, in the period analyzed. We present the results that would affect our positions, according to each scenario:
•    Scenario 1: based on market information, shocks of 1 basis point were applied to interest rates and 1% variation to prices (foreign currencies and shares);
•    Scenario 2: shocks of 25% variation were determined in the curves and market prices;
•    Scenario 3: shocks of 50% variation were determined in the curves and market prices.
It is important to note that the impacts reflect a static view of the portfolio and that the dynamism of the market and the composition of the portfolio affecting these positions to change continuously and do not necessarily reflect the position shown here. The Group has a process of continuous monitoring of market risk and, in the event of deterioration of position/portfolio, mitigating actions are taken to minimize possible negative effects.

Form 20F 2025 FY2024	F-43

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024

Exposures - R$ thousand
Banking and Trading book	Scenarios					12/31/2024
Risk factor	Rate variation in scenario 1	Scenario I	Rate variation in scenario 2	Scenario II	Rate variation in scenario 3	Scenario III
Pre-fixed rate	increase	(2,766)	increase	(988,366)	increase	(1,848,407)
IPCA coupon (a)	increase	(4,870)	increase	(834,006)	increase	(1,511,875)
TR coupon (b)	increase	(214)	increase	(56,565)	increase	(96,402)
USD coupon	decrease	(26)	decrease	(4,477)	decrease	(9,047)
Others	increase	(19)	increase	(1,912)	increase	(628)

(a) The IPCA is a consumer price index calculated by the IBGE (accumulated during each period).
(b) The Reference Rate (TR) is one of the components that determine the profitability of savings accounts and the FGTS (Severance Indemnity Fund).

Exposures - R$ thousand
Banking and Trading book	Scenarios					12/31/2023
Risk factor	Rate variation in scenario 1	Scenario I	Rate variation in scenario 2	Scenario II	Rate variation in scenario 3	Scenario III
Pre-fixed rate	increase	(1,533)	increase	(367,626)	increase	(707,232)
IPCA coupon (a)	increase	(4,737)	increase	(561,583)	increase	(1,046,456)
TR coupon (b)	increase	(800)	increase	(163,354)	increase	(289,028)
Others	increase	(21)	decrease	(718)	decrease	(1,996)

(a) The IPCA is a consumer price index calculated by the IBGE (accumulated during each period).
(b) The Reference Rate (TR) is one of the components that determine the profitability of savings accounts and the FGTS (Severance Indemnity Fund).
h.Operational risk
Policy
Operational Risk Management aims to identify, assess and monitor risks, and is defined as the risk of losses resulting from inadequate or failed internal processes, people and systems or external events. This definition includes legal risk, but excludes strategic and reputational risk.
Operational risk events can be classified:
•Internal fraud;
•External fraud;
•Labor demands and poor workplace safety;
•Inappropriate practices relating to end users, customers, products and services;
•Damage to physical assets owned or used by the institution;
•Situations that lead to the interruption of the institution's activities or the discontinuity of services provided, including payments;
•Failures in information technology (IT) systems, processes or infrastructure; and
•Failures in the execution, compliance with deadlines or management of the institution's activities, including those related to payment arrangements.
Inter adopts the management model of the three lines of defense in light of its size, business model and risk appetite.

Form 20F 2025 FY2024	F-44

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
Phases of the Management Process
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
The fair value of a financial asset or liability is measured using one of three approaches below, weighting the levels of the fair value hierarchy as follows:
•    Level 1 – instruments with prices traded in the active market;
•    Level 2 – using financial valuation techniques, weighing data and market variables; and
•    Level 3 – uses meaningful variables that are not based on market data.
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

Form 20F 2025 FY2024	F-45

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024

As of December 31, 2024
Financial assets	Level 1	Level 2	Level 3	Fair value	Carrying amount
Amortized cost	—	—	—	—	47,529,290
Loans and advances to customers, net of provisions for expected credit losses	—	—	—	—	33,327,355
Amounts due from financial institutions	—	—	—	—	6,194,960
Deposits at Central Bank of Brazil	—	—	—	—	5,285,402
Cash and cash equivalents	—	—	—	—	1,108,394
Brazilian government securities	—	—	—	—	1,189,489
Securities issued by financial institutions	—	—	—	—	423,690

Fair value through profit or loss	648,194	725,640	—	1,373,834	1,373,834
Brazilian government securities	432,316	32,081	—	464,397	464,397
Securities issued by financial institutions	15,987	374,000	—	389,987	389,987
Investment funds shares	199,891	93,322	—	293,213	293,213
Bonds and shares issued by non-financial companies	—	226,237	—	226,237	226,237

Derivative financial assets	—	563	—	563	563
Derivative financial assets	—	563	—	563	563

Fair value through other comprehensive income	16,413,025	4,499,513	—	20,912,538	20,912,538
Brazilian government securities	16,183,821	—	—	16,183,821	16,183,821
Securities issued abroad	229,204	3,600,898	—	3,830,102	3,830,102
Investment funds shares	—	706,022	—	706,022	706,022
Securities issued by financial institutions	—	158,713	—	158,713	158,713
Bonds and shares issued by non-financial companies	—	33,880	—	33,880	33,880
Total	17,061,219	5,225,716	—	22,286,935	69,816,225

Financial liabilities	Level 1	Level 2	Level 3	Fair value	Carrying amount
Amortized cost	—	—	—	—	64,141,949
Liabilities with customers	—	—	—	—	42,803,229
Liabilities with financial and similar institutions	—	—	—	—	11,319,577
Securities issued	—	—	—	—	9,890,219
Borrowings and on-lending	—	—	—	—	128,924

Derivative financial liabilities	—	70,048	—	70,048	70,048
Derivative financial liabilities	—	70,048	—	70,048	70,048

Total	—	70,048	—	70,048	64,211,997

Form 20F 2025 FY2024	F-46

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024

As of December 31, 2023
Financial assets	Level 1	Level 2	Level 3	Fair value	Carrying amount
Amortized cost	—	—	—	—	39,700,334
Loans and advances to customers, net of provisions for expected credit losses	—	—	—	—	27,900,543
Cash and cash equivalents	—	—	—	—	4,259,379
Amounts due from financial institutions	—	—	—	—	3,718,506
Deposits at Central Bank of Brazil	—	—	—	—	2,664,415
Brazilian government securities	—	—	—	—	665,413
Securities issued by financial institutions	—	—	—	—	492,078

Fair value through profit or loss	451,946	1,026,654	—	1,478,600	1,478,600
Bonds and shares issued by non-financial companies	60	629,237	—	629,297	629,297
Securities issued by financial institutions	447,912	—	—	447,912	447,912
Investment funds shares	3,974	354,358	—	358,332	358,332
Brazilian government securities	—	43,059	—	43,059	43,059

Derivative financial assets	—	4,238	—	4,238	4,238
Derivative financial assets	—	4,238	—	4,238	4,238

Fair value through other comprehensive income	13,560,072	671,949	—	14,232,021	14,232,021
Brazilian government securities	13,560,072	—	—	13,560,072	13,560,072
Bonds and shares issued by non-financial companies	—	671,949	—	671,949	671,949
Total	14,012,018	1,702,841	—	15,714,859	55,415,193

Financial liabilities	Level 1	Level 2	Level 3	Fair value	Carrying amount
Amortized cost	—	—	—	—	50,376,543
Liabilities with customers	—	—	—	—	32,651,620
Liabilities with financial and similar institutions	—	—	—	—	9,522,469
Securities issued	—	—	—	—	8,095,042
Borrowing and on-lending	—	—	—	—	107,412

Derivative financial liabilities	—	15,063	—	15,063	15,063
Derivative financial liabilities	—	15,063	—	15,063	15,063

Total	—	15,063	—	15,063	50,391,606
The methodology used to measure financial assets and liabilities classified as “Level 2” uses information that is observable for the asset or liability at market; (i) from observations of the quoted price of similar items in an active market; (ii) identical items in a non-active market; or (iii) from other information extracted from related markets.
During the period ended December 31, 2024, there were no change in the measurement method of financial assets and liabilities that entailed reclassification of financial assets and liabilities among the different levels of the fair value hierarchy.
8.Cash and cash equivalents

	12/31/2024	12/31/2023
Cash and cash equivalents in foreign currency	770,623	225,308
Cash and cash equivalents in national currency	212,573	941,584
Reverse repurchase agreements (a)	125,198	3,092,487
Total	1,108,394	4,259,379

(a)    Refers to operations whose maturity, on the investment date, was equal to or less than 90 days and present an insignificant risk of change in fair value.

Form 20F 2025 FY2024	F-47

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
9.Amounts due from financial institutions, net of provisions for expected credit losses

	12/31/2024	12/31/2023
Loans to financial institutions (a)	5,586,520	1,236,536
Interbank deposit investments	579,720	2,451,736
Interbank on-lending	33,920	31,487
Expected credit loss	(5,200)	(1,253)
Total	6,194,960	3,718,506

(a)    Refers substantially to the anticipation of receivables.
10.Securities, net of provisions for expected credit losses
a.Composition of securities net of expected credit losses:

	12/31/2024	12/31/2023
Fair value through other comprehensive income - FVOCI
Financial treasury bills (LFT)	10,637,587	9,212,930
Securities issued abroad	3,830,102	—
National treasury notes (NTN)	3,731,416	3,931,671
National treasury bills (LTN)	1,814,818	415,471
Commercial promissory notes	593,027	214,157
Investment fund shares	158,714	—
Certificates of agricultural receivables	63,141	22,817
Certificates of real estate receivables	49,853	104,270
Debentures	33,880	330,705
Subtotal	20,912,538	14,232,021

Amortized cost
National treasury notes (NTN)	671,839	665,413
Financial treasury bills (LFT)	517,650	—
Rural product bill	423,690	459,298
Debentures	—	32,780
Subtotal	1,613,179	1,157,491

Fair value through profit or loss - FVTPL
Financial treasury bills (LFT)	451,424	420,336
Investment fund shares	293,216	358,332
Certificates of real estate receivables	227,337	182,319
Debentures	125,192	281,566
Bank deposit certificates	101,043	55,597
Certificates of agricultural receivables	83,368	64,371
Agribusiness credit bills (LCA)	36,709	10,684
Commercial promissory notes	25,069	2,659
Federal Public Title	15,987	—
National treasury notes (NTN)	12,973	27,576
Real estate credit bills (LCI)	1,516	1,352
National Treasury Financial Bills (LTN)	—	73,808
Subtotal	1,373,834	1,478,600

Total	23,899,551	16,868,112
As of December 31, 2024, the expected credit losses of securities was R$ (25,085) (December 31, 2023: R$ (33,701)).

Form 20F 2025 FY2024	F-48

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
b.Breakdown of the carrying amount of securities by maturity, net of provisions for expected credit losses

	12/31/2024
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Book value
Fair value through other comprehensive income - FVOCI	906,003	3,694,441	2,912,511	8,559,626	4,839,957	20,912,538
Financial treasury bills (LFT)	—	—	1,031,372	7,612,413	1,993,802	10,637,587
Securities issued abroad	431,417	3,398,685	—	—	—	3,830,102
National treasury notes (NTN)	—	168,034	1,005,067	404,732	2,153,583	3,731,416
National treasury bills (LTN)	451,864	—	744,217	343,973	274,764	1,814,818
Commercial promissory notes	—	122,555	100,993	117,240	252,239	593,027
Investment fund shares	—	—	7,251	31,049	120,414	158,714
Certificates of agricultural receivables	10,298	—	23,476	29,367	—	63,141
Certificates of real estate receivables	11,320	—	—	6,075	32,458	49,853
Debentures	1,104	5,167	135	14,777	12,697	33,880

Amortized cost	—	159,232	719,935	62,173	671,839	1,613,179
National treasury notes (NTN)	—	—	—	—	671,839	671,839
National treasury bills (LTN)	—	—	469,309	48,341	—	517,650
Rural product bill	—	159,232	250,626	13,832	—	423,690

Fair value through profit or loss - FVTPL	362,169	257,234	314,459	124,766	315,206	1,373,834
Financial treasury bills (LFT)	21,622	219,135	194,586	10,977	5,104	451,424
Investment fund shares	288,707	—	4,509	—	—	293,216
Certificates of real estate receivables	154	35	10,906	36,137	180,105	227,337
Debentures	27,854	168	9,176	11,604	76,390	125,192
Bank deposit certificates	23,002	7,759	68,489	412	1,381	101,043
Certificates of agricultural receivables	32	61	19,374	40,533	23,368	83,368
Agribusiness credit bills (LCA)	642	28,808	7,192	34	33	36,709
Commercial promissory notes	—	—	—	25,069	—	25,069
Federal Public Title	—	—	—	—	15,987	15,987
National treasury notes (NTN)	—	—	135	—	12,838	12,973
Real estate credit bills (LCI)	156	1,268	92	—	—	1,516
Total	1,268,172	4,110,907	3,946,905	8,746,565	5,827,002	23,899,551

Form 20F 2025 FY2024	F-49

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024

	12/31/2023
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Book value
Fair value through other comprehensive income - FVOCI	—	22,176	478,209	4,389,513	9,342,123	14,232,021
Financial treasury bills (LFT)	—	—	135,277	2,478,757	6,598,896	9,212,930
National treasury notes (NTN)	—	—	177,973	1,288,316	2,465,382	3,931,671
National treasury bills (LTN)	—	—	—	415,471	—	415,471
Debentures	—	22,176	19,968	114,986	173,575	330,705
Commercial promissory notes	—	—	144,991	69,166	—	214,157
Certificates of real estate receivables	—	—	—	—	104,270	104,270
Certificates of agricultural receivables	—	—	—	22,817	—	22,817

Amortized cost	44,649	212,869	218,201	16,359	665,413	1,157,491
National treasury notes (NTN)	—	—	—	—	665,413	665,413
Rural product bill	44,649	192,874	205,416	16,359	—	459,298
Debentures	—	19,995	12,785	—	—	32,780

Fair value through profit or loss - FVTPL	368,025	55,104	422,135	218,214	415,122	1,478,600
Financial treasury bills (LFT)	4,065	671	320,737	86,496	8,367	420,336
Investment fund shares	358,332	—	—	—	—	358,332
Debentures	3	5,974	25,383	18,422	231,784	281,566
Certificates of real estate receivables	—	966	2,138	62,714	116,501	182,319
National Treasury Financial Bills (LTN)	939	26,049	21,305	16,935	8,580	73,808
Certificates of agricultural receivables	—	17	3,256	26,999	34,099	64,371
Bank deposit certificates	4,117	14,734	24,215	4,863	7,668	55,597
National treasury notes (NTN)	—	—	19,942	—	7,634	27,576
Agribusiness credit bills (LCA)	450	3,932	4,368	1,445	489	10,684
Commercial promissory notes	—	2,659	—	—	—	2,659
Real estate credit bills (LCI)	119	102	791	340	—	1,352
Total	412,674	290,149	1,118,545	4,624,086	10,422,658	16,868,112

Form 20F 2025 FY2024	F-50

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
11.Derivative financial instruments
Inter&Co engages in operations involving financial derivative instruments in the institution's risk management, as well as to meet the demands of its customers. These operations involve swaps, indices, futures and terms derivatives.
a.Derivative financial instruments – adjustment to fair value by maturity

	Notional	Amortized cost	Fair value	Up to 3 months	3 months to 1 year	1 year to 3 years	Above 3 years	12/31/2024	12/31/2023
Assets
Forward derivatives	528	528	528	335	193	—	—	528	4,213
Future derivatives	2,718,614	35	35	—	4	17	14	35	25
Total assets	2,719,142	563	563	335	197	17	14	563	4,238

Liabilities
Swap derivatives	(13,500)	(5,463)	(5,463)	—	(5,463)	—	—	(5,463)	(14,665)
Forward derivatives	(1,187,939)	(64,539)	(64,539)	(17,874)	(46,665)	—	—	(64,539)	(398)
Future derivatives	(11,319,949)	(46)	(46)	—	(1)	(36)	(9)	(46)	—
Total liabilities	(12,521,388)	(70,048)	(70,048)	(17,874)	(52,129)	(36)	(9)	(70,048)	(15,063)

Net effect	(9,802,246)	(69,485)	(69,485)	(17,539)	(51,932)	(19)	5	(69,485)	(10,825)
b.Forward and swap contracts – notional value

	Up to 3 months	3 months to 1 year	1 year to 3 years	Above 3 years	12/31/2024	12/31/2023
Long position	63,081	2,644,965	9,447	1,649	2,719,142	146,040
Forward	335	193	—	—	528	24,223
Future	62,746	2,644,772	9,447	1,649	2,718,614	121,817

Short position	(2,417,422)	(4,857,340)	(2,648,309)	(2,598,317)	(12,521,388)	6,380,611
Swap	—	(13,500)	—	—	(13,500)	40,500
Forward	(283,500)	(904,439)	—	—	(1,187,939)	2,103
Future	(2,133,922)	(3,939,401)	(2,648,309)	(2,598,317)	(11,319,949)	6,338,008
Total	(2,354,341)	(2,212,375)	(2,638,862)	(2,596,668)	(9,802,246)	6,526,651
Swap contracts: The swaps were carried out with the purpose of mitigating the market risk associated with the mismatch between the indexes of the mortgage loan portfolio and the indexes of the funding portfolio. As of December 31, 2024, Inter had active swap contracts in CDI and liabilities in IGP-M, with a margin deposit of and recognized at their fair value in the income statement.
Forward Agreements: Forward contracts were entered into both to mitigate market risks arising from Inter's exposure and to meet specific customer demands. Forward contracts consider the purchase or sale of a given asset based on a previously agreed price, with settlement on a future date.
Futures contracts: Futures contracts were entered into with the aim of mitigating (i) risks arising from exposures linked to the exchange rate, including investments abroad, as well as (ii) risks arising from the mismatch between interest rates on active positions and funding rates.
Transactions involving derivative financial instruments (futures contracts, currency forwards and swaps) are held in custody at B3 S.A. – Brasil, Bolsa, Balcão.

Form 20F 2025 FY2024	F-51

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
c.Hedge accounting - exposure
Inter&Co has accounting hedges for some of its loans, investments and foreign currency exposures. The accounting hedge treatment is carried out in accordance with the strategy and purpose of the structure, and may be (i) Fair Value Hedge, (ii) Cash Flow Hedge or (iii) Foreign Investment Hedge. In this context, part of the result of the structure may be recognized in the account of other comprehensive income in equity, net of tax effects, and are only transferred to the result in the event of ineffectiveness of the hedge or liquidation of the structure.

	12/31/2024	12/31/2023
Hedge instruments	7,746,620	5,811,750
Future DI (a)	3,218,086	3,755,670
IPCA (c)	3,396,865	1,728,330
Future dollar (b)	1,105,326	256,589
Swap (c)	26,344	71,161

Hedge object	7,656,991	5,826,436
Loans (a)	3,165,012	3,761,467
Real estate loans (c)	3,381,406	1,802,022
Investment abroad (b)	1,110,573	262,947

(a)    DI rate refers to the average overnight interbank loan rates in Brazil. Refers to loan portfolios, including advance FGTS withdrawals and payroll loans;
(b)    Used to protect investments in subsidiaries abroad.
(c)    Refers to the real estate loan portfolio

Form 20F 2025 FY2024	F-52

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
12.Loans and advances to customers, net of provisions for expected credit losses
a.Breakdown of balance

	12/31/2024		12/31/2023
Credit card	11,799,890	33.14%	9,461,277	31.77%
Real estate loans	11,250,187	31.60%	8,583,568	28.82%
Personal loans	8,236,791	23.14%	7,138,744	23.97%
Business loans	3,968,591	11.15%	3,855,754	12.95%
Agribusiness loans	340,834	0.96%	744,958	2.50%
Total	35,596,293	100.00%	29,784,301	100.00%

Provision for expected credit losses	(2,268,938)		(1,883,758)

Net balance	33,327,355		27,900,543
b.Concentration of the portfolio

	12/31/2024		12/31/2023
	Balance	% on Loans and advances to customers	Balance	% on Loans and advances to customers
Largest debtor	123,456	0.35%	339,130	1.14%
10 largest debtors	964,974	2.71%	1,520,664	5.11%
20 largest debtors	1,520,889	4.27%	2,140,098	7.19%
50 largest debtors	2,378,545	6.68%	3,225,766	10.83%
100 largest debtors	3,181,258	8.94%	4,147,360	13.92%
c.Breakdown by maturity

	12/31/2024	12/31/2023
Overdue by 1 day or more	3,949,602	3,599,256
To fall due in up to 3 months	3,807,585	3,910,594
To fall due between 3 to 12 months	9,242,130	8,366,848
To fall due in more than 12 months	18,596,976	13,907,603
Total	35,596,293	29,784,301
d.Concentration by economic sector

	12/31/2024	12/31/2023
Financial activities	5,667,776	1,708,407
Construction	1,817,869	1,885,772
Administrative activities	1,190,423	1,529,880
Industries	1,429,907	1,396,046
Trade	1,468,875	1,490,290
Agriculture	79,653	150,896
Other segments (a)	2,110,431	1,433,467
Business clients	13,764,934	9,594,758
Individual clients	21,831,359	20,189,543
Total	35,596,293	29,784,301

(a)    Mainly refers to real estate activities, communication services, transport, storage and mailing.

Form 20F 2025 FY2024	F-53

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
e.Analysis of changes in loans and advances to customers by stage:

Stage 1	Opening balance at 01/01/2024	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2024
Credit card	8,073,708	(1,054,480)	(17)	87,965	5,099	(3,708,957)	—	6,927,321	10,330,639
Real estate loans	7,931,469	(1,668,387)	(756)	995,158	738	(1,315,562)	—	4,254,268	10,196,928
Personal loans	6,533,589	(565,236)	(988)	191,527	162	(2,608,266)	—	3,839,091	7,389,879
Business loans	3,829,413	(151,932)	—	30,545	—	(9,906,660)	—	10,086,312	3,887,678
Agribusiness loans	738,126	—	—	—	—	(784,809)	—	387,517	340,834
Total	27,106,305	(3,440,035)	(1,761)	1,305,195	5,999	(18,324,254)	—	25,494,509	32,145,958

Stage 2	Opening balance at 01/01/2024	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2024
Credit card	405,996	(87,965)	(2,074,372)	1,054,480	—	(1,335,185)	—	2,318,549	281,503
Real estate loans	515,047	(995,158)	(721,566)	1,668,387	476,245	(92,913)	—	(14,911)	835,131
Personal loans	317,462	(191,527)	(447,409)	565,236	83,657	(554,117)	—	484,514	257,816
Business loans	10,200	(30,545)	(78,128)	151,932	3,787	(8,528)	—	(4,628)	44,090
Agribusiness loans	3,441	—	(3,463)	—	—	—	—	22	—
Total	1,252,146	(1,305,195)	(3,324,938)	3,440,035	563,689	(1,990,743)	—	2,783,546	1,418,540

Stage 3	Opening balance at 01/01/2024	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2024
Credit card	981,573	(5,099)	—	17	2,074,372	(546,766)	(1,317,366)	1,017	1,187,748
Real estate loans	137,052	(738)	(476,245)	756	721,566	(136,123)	(22,505)	(5,635)	218,128
Personal loans	287,693	(162)	(83,657)	988	447,409	(191,843)	(244,125)	372,793	589,096
Business loans	16,141	—	(3,787)	—	78,128	(1,911)	(16,704)	(35,044)	36,823
Agribusiness loans	3,391	—	—	—	3,463	—	(6,854)	—	—
Total	1,425,850	(5,999)	(563,689)	1,761	3,324,938	(876,643)	(1,607,554)	333,131	2,031,795

Consolidated					Opening balance at 01/01/2024	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2024
Credit card					9,461,277	(5,590,908)	(1,317,366)	9,246,887	11,799,890
Real estate loans					8,583,568	(1,544,598)	(22,505)	4,233,722	11,250,187
Personal loans					7,138,744	(3,354,226)	(244,125)	4,696,398	8,236,791
Business loans					3,855,754	(9,917,099)	(16,704)	10,046,640	3,968,591
Agribusiness loans					744,958	(784,809)	(6,854)	387,539	340,834
Total					29,784,301	(21,191,640)	(1,607,554)	28,611,186	35,596,293

Form 20F 2025 FY2024	F-54

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024

Stage 1	Opening balance at 01/01/2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2023
Credit card	5,893,995	(1,006,343)	(172)	87,520	82	(3,367,608)	—	6,466,234	8,073,708
Real estate loans	5,843,066	(1,306,165)	(254)	760,010	63,552	(733,834)	—	3,305,094	7,931,469
Personal loans	4,941,344	(461,393)	(1,583)	294,992	1,768	(823,872)	—	2,582,333	6,533,589
Business loans	3,378,982	(56,237)	—	25,502	—	(8,093,169)	—	8,574,335	3,829,413
Agribusiness loans	718,115	(11,991)	—	—	—	(733,371)	—	765,373	738,126
Total	20,775,502	(2,842,129)	(2,009)	1,168,024	65,402	(13,751,854)	—	21,693,369	27,106,305

Stage 2	Opening balance at 01/01/2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2023
Credit card	335,422	(87,520)	(1,600,916)	1,006,343	—	(1,338,807)	—	2,091,474	405,996
Real estate loans	280,633	(760,010)	(500,742)	1,306,165	264,051	(55,981)	—	(19,069)	515,047
Personal loans	290,510	(294,992)	(382,699)	461,393	31,643	(253,754)	—	465,361	317,462
Business loans	10,476	(25,502)	(30,140)	56,237	2,130	(1,858)	—	(1,143)	10,200
Agribusiness loans	—	—	(3,391)	11,991	—	(5,071)	—	(88)	3,441
Total	917,041	(1,168,024)	(2,517,888)	2,842,129	297,824	(1,655,471)	—	2,536,535	1,252,146

Stage 3	Opening balance at 01/01/2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2023
Credit card	641,147	(82)	—	172	1,600,916	(422,103)	(891,631)	53,154	981,573
Real estate loans	128,113	(63,552)	(264,051)	254	500,742	(135,755)	(25,211)	(3,488)	137,052
Personal loans	231,929	(1,768)	(31,643)	1,583	382,699	(111,720)	(200,522)	17,135	287,693
Business loans	3,042	—	(2,130)	—	30,140	(984)	(3,173)	(10,754)	16,141
Agribusiness loans	1,554	—	—	—	3,391	—	(1,554)	—	3,391
Total	1,005,785	(65,402)	(297,824)	2,009	2,517,888	(670,562)	(1,122,091)	56,047	1,425,850

Consolidated					Opening balance at 01/01/2023	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2023
Credit card					6,870,564	(5,128,518)	(891,631)	8,610,862	9,461,277
Real estate loans					6,251,812	(925,570)	(25,211)	3,282,537	8,583,568
Personal loans					5,463,783	(1,189,346)	(200,522)	3,064,829	7,138,744
Business loans					3,392,500	(8,096,011)	(3,173)	8,562,438	3,855,754
Agribusiness loans					719,669	(738,442)	(1,554)	765,285	744,958
Total					22,698,328	(16,077,887)	(1,122,091)	24,285,951	29,784,301
f.Analysis of changes in expected credit losses by stage

Form 20F 2025 FY2024	F-55

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024

Stage 1	Opening balance at 01/01/2024	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2024
Credit card	408,412	(540,829)	(14)	18,833	625	—	540,283	427,310
Real estate loans	49,930	(147,150)	(129)	26,583	5	—	132,255	61,494
Personal loans	106,635	(153,309)	(278)	5,769	6	—	122,349	81,172
Business loans	12,859	(20,803)	—	188	—	—	18,396	10,640
Agribusiness loans	11,122	—	—	—	—	—	(4,129)	6,993
Total	588,958	(862,091)	(421)	51,373	636	—	809,154	587,609

Stage 2	Opening balance at 01/01/2024	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2024
Credit card	225,771	(18,833)	(1,461,697)	540,829	—	—	886,177	172,247
Real estate loans	39,710	(26,583)	(141,662)	147,150	34,980	—	(3,886)	49,709
Personal loans	89,687	(5,769)	(313,309)	153,309	10,325	—	122,266	56,509
Business loans	789	(188)	(20,153)	20,803	295	—	3,124	4,670
Agribusiness loans	947	—	(1,661)	—	—	—	714	—
Total	356,904	(51,373)	(1,938,482)	862,091	45,600	—	1,008,395	283,135

Stage 3	Opening balance at 01/01/2024	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2024
Credit card	708,986	(625)	—	14	1,461,697	(1,317,366)	118,091	970,797
Real estate loans	44,092	(5)	(34,980)	129	141,662	(22,505)	(61,767)	66,626
Personal loans	208,043	(6)	(10,325)	278	313,309	(244,125)	174,267	441,441
Business loans	6,231	—	(295)	—	20,153	(16,704)	7,891	17,276
Agribusiness loans	1,628	—	—	—	1,661	(6,854)	3,564	(1)
Total	968,980	(636)	(45,600)	421	1,938,482	(1,607,554)	242,046	1,496,139

Consolidated					Opening balance at 01/01/2024	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2024
Credit card					1,343,169	(1,317,366)	1,544,551	1,570,354
Real estate loans					133,732	(22,505)	66,602	177,829
Personal loans					404,365	(244,125)	418,882	579,122
Business loans					19,879	(16,704)	29,411	32,586
Agribusiness loans					13,697	(6,854)	149	6,992
Total					1,914,842	(1,607,554)	2,059,595	2,366,883

Form 20F 2025 FY2024	F-56

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024

Stage 1	Opening balance at 01/01/2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2023
Credit card	296,909	(359,988)	(52)	26,254	53	—	445,236	408,412
Real estate loans	66,484	(95,396)	(50)	30,638	7,554	—	40,700	49,930
Personal loans	98,516	(72,948)	(13)	31,534	866	—	48,680	106,635
Business loans	12,099	(2,921)	—	141	—	—	3,540	12,859
Agribusiness loans	11,606	(2,113)	—	—	—	—	1,629	11,122
Total	485,614	(533,366)	(115)	88,567	8,473	—	539,785	588,958

Stage 2	Opening balance at 01/01/2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2023
Credit card	174,466	(26,254)	(1,032,014)	359,988	—	—	749,585	225,771
Real estate loans	16,939	(30,638)	(83,197)	95,396	21,030	—	20,180	39,710
Personal loans	90,088	(31,534)	(212,221)	72,948	5,329	—	165,077	89,687
Business loans	899	(141)	(4,492)	2,921	44	—	1,558	789
Agribusiness loans	—	—	(1,626)	2,113	—	—	460	947
Total	282,392	(88,567)	(1,333,550)	533,366	26,403	—	936,860	356,904

Stage 3	Opening balance at 01/01/2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2023
Credit card	402,826	(53)	—	52	1,032,014	(891,631)	165,778	708,986
Real estate loans	19,127	(7,554)	(21,030)	50	83,197	(25,211)	(4,487)	44,092
Personal loans	127,149	(866)	(5,329)	13	212,221	(200,521)	75,376	208,043
Business loans	328	—	(44)	—	4,492	(3,173)	4,628	6,231
Agribusiness loans	976	—	—	—	1,626	(1,554)	580	1,628
Total	550,406	(8,473)	(26,403)	115	1,333,550	(1,122,090)	241,875	968,980

Consolidated					Balance at 01/01/2023	Write-off for loss	Constitution/ (Reversal)	Ending balance 12/31/2023
Credit card					874,201	(891,631)	1,360,599	1,343,169
Real estate loans					102,550	(25,211)	56,393	133,732
Personal loans					13,326	(3,173)	9,726	19,879
Business loans					315,753	(200,521)	289,133	404,365
Agribusiness loans					12,582	(1,554)	2,669	13,697
Total					1,318,412	(1,122,090)	1,718,520	1,914,842
13.Non-current assets held for sale
The balance of non-current assets held for sale comprises assets originally received as collateral for loans and advances to customers, which were repossessed. The amount of real estate held for sale on December 31, 2024 was R$ 234,611 (December 31, 2023: R$ 174,355).

Form 20F 2025 FY2024	F-57

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
14.Equity accounted investees
a.Equity:

	% in share capital		Equity accounted investees
Investees	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Inter Pag Instituição de Pagamento S.A (a)	—%	50.00%	—	80,233
Total			—	80,233
Other investments			10,401	10,401
Total			10,401	90,634

(a)According to note 4.b, Banco Inter announced the acquisition of 100% of the share capital of Inter Pag Instituição de Pagamento S.A. (formerly Granito) for R$111,785, on July 24, 2024. Previously, Inter Pag was a joint investment, with Banco Inter holding a 50% stake. With the total purchase, the portion corresponding to the Joint Venture is no longer recognized, and Inter Pag is now fully consolidated in Inter&Co's financial statements.
b.Share of the profit or loss of associates and joint ventures accounted for using the equity method:

Investees	12/31/2024	12/31/2023
Inter Pag Instituição de Pagamento S.A (a)	(2,480)	(32,040)
Total	(2,480)	(32,040)

(a)The result of equity interests in associates for 2024 was recorded up to the second quarter of 2024 when the Group began to consolidate Inter Pag.
15.Property and equipment
a.Breakdown of property and equipment:

		12/31/2024
	Annual depreciation rate	Historical cost	Accumulated depreciation	Carrying Amount
Furniture and equipment	10% - 20%	240,957	(28,659)	212,298
Right-of-use assets - buildings and equipment	4% to 10%	110,823	(9,796)	101,027
Buildings	4%	50,359	(15,175)	35,184
Data processing systems	20%	30,461	(13,608)	16,853
Construction in progress	—	4,580	—	4,580
Total		437,180	(67,238)	369,942

		12/31/2023
	Annual depreciation rate	Historical Cost	Accumulated Depreciation	Carrying Amount
Furniture and equipment	10%	35,508	(10,370)	25,138
Right-of-use assets - buildings and equipment	4% to 10%	117,873	(9,193)	108,680
Buildings	4%	39,062	(10,896)	28,166
Data processing systems	20%	16,907	(13,364)	3,543
Construction in progress	—	2,020	—	2,020
Total		211,370	(43,823)	167,547

Form 20F 2025 FY2024	F-58

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
b.Changes in property and equipment:

	Balance at 12/31/2023	Addition	Write-offs	Business combination	Exchange rate changes	Balance at 12/31/2024
Historical cost
Furniture and equipment	35,508	49,163	(3,295)	154,139	5,442	240,957
Buildings	39,062	9,489	—	1,808	—	50,359
Data processing systems	16,907	13,554	—	—	—	30,461
Construction in progress	2,020	2,515	—	45	—	4,580
Total	93,497	74,721	(3,295)	155,992	5,442	326,357

Accumulated depreciation
Furniture and equipment	(10,370)	(16,500)	32	—	(1,820)	(28,658)
Buildings	(10,896)	(4,279)	—	—	—	(15,175)
Data processing systems	(13,365)	(244)	—	—	—	(13,609)
Total	(34,631)	(21,023)	32	—	(1,820)	(57,442)

Total	58,866	53,698	(3,263)	155,992	3,622	268,915

	Balance at 12/31/2022	Addition	Write-offs	Transfer	Exchange rate changes	Balance at 12/31/2023
Historical cost
Furniture and equipment	23,601	12,028	(614)	1,093	(600)	35,508
Buildings	37,447	1,778	—	(163)	—	39,062
Data processing systems	15,636	424	—	847	—	16,907
Construction in progress	1,794	226	—	—	—	2,020
Total	78,478	14,456	(614)	1,777	(600)	93,497

Accumulated depreciation
Furniture and equipment	(2,069)	(2,759)	91	(5,855)	222	(10,370)
Buildings	(25,149)	(3,395)	—	17,648	—	(10,896)
Data processing systems	(12)	(160)	377	(13,570)	—	(13,365)
Total	(27,230)	(6,314)	468	(1,777)	222	(34,631)

Total	51,248	8,142	(146)	—	(378)	58,866
c.    Right-of-use assets

Buildings and equipment
Balance at January 1, 2024	108,680
Additions to right-of-use assets	1,813
Depreciation charge for the year	(603)
Contractual adjustment	5,440
Lease termination of non-renewed contracts/write-offs	(14,303)
Balance at December 31, 2024	101,027

Buildings and equipment
Balance at January 1, 2023	136,771
Additions to right-of-use assets	3,425
Depreciation charge for the year	(1,577)
Lease termination of non-renewed contracts/write-offs	(29,939)
Balance at December 31, 2023	108,680

Form 20F 2025 FY2024	F-59

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
16.Intangible assets
a.Breakdown of intangible assets

		12/31/2024			12/31/2023
	Annual amortization rate	Historical cost	(Accumulated amortization)	Carrying amount	Historical cost	(Accumulated amortization)	Carrying amount
Development costs	20%	530,228	(204,850)	325,378	360,818	(119,107)	241,711
Intangible assets in progress	—	460,783	—	460,783	288,045	—	288,045
Software	17%	628,654	(381,765)	246,889	457,210	(283,993)	173,217
Customer portfolio	20%	13,965	(9,237)	4,728	13,965	(7,369)	6,596
Goodwill	—	798,275	—	798,275	635,735	—	635,735
Total		2,431,905	(595,852)	1,836,053	1,755,773	(410,469)	1,345,304
b.Changes in intangible assets

	12/31/2023	Addition	Write-offs	Transfers	Business Combination	Amortization	12/31/2024
Development costs	241,711	17,117	—	152,293	—	(85,743)	325,378
Intangible assets in progress	288,045	310,570	(7,269)	(146,777)	16,214	—	460,783
Software	173,217	99,996	(120)	(5,516)	77,084	(97,772)	246,889
Customer portfolio	6,596	—	—	—	—	(1,868)	4,728
Goodwill	635,735	—	—	—	162,540	—	798,275
Total	1,345,304	427,683	(7,389)	—	255,838	(185,383)	1,836,053

	12/31/2022	Addition	Write-offs	Transfers	Business Combination	Amortization	12/31/2023
Development costs	185,565	40,746	(195)	86,648	—	(71,053)	241,711
Intangible assets in progress	279,675	143,625	(188)	(135,067)	—	—	288,045
Software	132,217	72,338	(42)	48,419	—	(79,715)	173,217
Customer portfolio	8,376	—	—	—	—	(1,781)	6,596
Goodwill	632,796	—	—	—	2,939	—	635,735
Total	1,238,629	256,709	(425)	—	2,939	(152,549)	1,345,304
17.Other assets

	12/31/2024	12/31/2023
Recoverable taxes	630,457	327,585
Prepaid expenses (a)	505,127	351,627
Sundry debtors (b)	267,636	171,143
Premium or discount on transfer of financial assets	216,790	189,019
Commissions and bonus receivable (c)	211,871	226,520
Unbilled services provided	115,243	55,659
Amount receivable from the sale of investments	83,194	109,682
Agreements on sales of properties receivable	54,582	45,961
Pending settlements (d)	49,342	148,613
Advances to third parties	23,369	29,690
Early settlement of credit operations	4,039	79,278
Others	324,495	390,454
Total	2,486,145	2,125,231

(a) The cost of acquiring customers for the digital account and portability expenses to be appropriated;
(b) Refers mainly to processing portability amounts, credit card processing amounts, negotiation and intermediation of amounts and debtors for judicial deposit;
(c) Refers mainly to bonuses receivable from commercial contracts signed with Mastercard, Liberty and Sompo; and
(d) Pending settlements: refers mainly to settlement balances receivable from B3..

Form 20F 2025 FY2024	F-60

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
18.Liabilities with financial institutions

	12/31/2024	12/31/2023
Payables with credit card network	8,956,528	6,801,035
Securities sold under agreements to repurchase	1,725,852	1,011,092
Interbank deposits	517,072	1,647,866
Others	120,125	62,476
Total	11,319,577	9,522,469
19.Liabilities with customers

	12/31/2024	12/31/2023
Time deposits	39,228,575	28,158,459
Savings deposits	1,883,432	1,540,604
Demand deposits	1,415,427	2,572,536
Creditors by resources to release	275,795	380,021
Total	42,803,229	32,651,620
20.Securities issued

	12/31/2024	12/31/2023
Real estate credit bills	9,182,632	7,898,500
Real estate guaranteed credit bills	337,952	—
Financial Bills	185,017	147,876
Agribusiness credit bills	184,618	48,666
Total	9,890,219	8,095,042
21.Borrowing and onlending

	12/31/2024	12/31/2023
Onlending obligations - Tesouro Funcafé (a)	104,400	81,838
Onlending obligations – CEF (b)	18,116	20,292
Onlending obligations – BNDES (c)	5,603	5,282
Others	805	—
Total	128,924	107,412

(a)    Refers to rural credit operations with Funcafé (at a fixed rate of 8% p.a.);
(b)    Refers to on-lending operations for real estate loans taken out with Caixa Econômica Federal (at rates of between 4.5% and 6% p.a.); and
(c)    Refers to Working Capital operations with BNDES (at a fixed rate of up to 6.87% p.a.).
22.Tax liabilities

	12/31/2024	12/31/2023
Income tax and social contribution	462,501	287,978
PIS/COFINS	46,627	27,717
INSS/FGTS	23,070	19,392
Others	42,231	28,175
Total	574,429	363,262

Form 20F 2025 FY2024	F-61

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
23.Provisions and contingent liabilities

	12/31/2024	12/31/2023
Provision for legal and administrative proceedings	53,792	39,368
Provision for expected credit losses on loan commitments (a)	97,945	31,084
Total	151,737	70,452

(a)    Inter recognizes expected losses for financial assets on loan commitments that include both a used component and an unused loan commitment component. To the extent that the combined value of expected credit losses exceeds the gross carrying amount of the financial asset, the remaining balance is presented as a provision.
a.Provisions
The Group's legal entities, in the normal course of their activities, are parties to tax, social security, labor and civil lawsuits. The respective provisions were made in accordance with the applicable law and regulations, the opinion of legal advisors, the nature and complexity of the cases, case law, past loss experience and other relevant criteria that allow the most adequate estimate.
i.Labor lawsuits
These lawsuits are filed seeking to obtain indemnities of labor nature. Amounts provisioned are related to processes in which alleged labor rights are discussed, such as overtime and salary equalization. On an individual basis, amounts provided for labor lawsuits are not material.
ii.Civil lawsuits
Most of civil lawsuits refer to indemnities for material and moral damages related to the certain products offered by the Group, such as payroll deductible loans, in addition to declaratory and remedial actions, compliance with a 30% deduction limit from a borrower's salary, presentation of documents and adjustment actions.
Changes in provisions

	Labor	Civil	Total
Balance at December 31, 2023	5,982	33,386	39,368
Constitution/increase in provision	5,494	38,862	44,356
Payments	(2,919)	(32,720)	(35,639)
Business combination (a)	5,367	340	5,707
Balance at December 31, 2024	13,924	39,868	53,792

Balance at December 31, 2022	3,788	24,330	28,118
Constitution/increase in provision	3,429	35,126	38,555
Payments	(1,235)	(26,070)	(27,305)
Balance at December 31, 2023	5,982	33,386	39,368

(a)    As part of the acquisition of Inter Pag,the Group recognized a labor provision of R$5,367 and a civil provision of R$340 (see Note 4.b). On December 31, 2024, the labor and civil provisions were revalued in the amounts of R$4,986 and R$344, respectively, totaling R$5,330.
b.Contingent tax liabilities classified as possible losses
The main proceedings with this classification are:
i.Income tax and social contribution on net income – IRPJ and CSLL
On August 30, 2013, a tax assessment notice was issued (referring to some expenses considered as non-deductible) requiring the payment of amounts of income tax and social contribution related to the calendar years 2008 to 2009.

12/31/2024		12/31/2023
Total value	Value at risk	Total value	Value at risk
63,301	30,312	72,259	33,390

Form 20F 2025 FY2024	F-62

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
ii. COFINS
The Group is discussing COFINS fines from the period 1999 to 2014.
Before the publication of Law No. 12,973/14, which changed the understanding on the inclusion of financial revenues in the COFINS calculation basis, there was discussion about expanding the calculation basis of the aforementioned contribution promoted by §1° of art. 3° of Law No. 9,718/98.
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
After the enactment of Law 12.973/14, Inter modified its procedures to include financial revenues in the COFINS calculation basis and, therefore, all the taxable events involved in Group’s discussions are prior to this law.
Currently, the application of material res judicata is being discussed in a separate legal action that ensured Inter's right not to collect COFINS on its financial revenues, so the Supreme Federal Court's ruling on Theme 372 does not directly affect Group's discussions.

12/31/2024		12/31/2023
Total value	Value at risk	Total value	Value at risk
153,760	68,738	145,522	65,044
24.Other liabilities

	12/31/2024	12/31/2023
Payments to be processed (a)	1,896,283	1,150,536
Social and statutory provisions	206,392	139,752
Lease liabilities (Note 24.a)	113,690	120,395
Pending settlements (b)	50,202	118,307
Contract liabilities (c)	38,205	41,785
Agreements	19,755	27,979
Other liabilities	61,930	298,494
Total	2,386,457	1,897,248

(a)    The balance is substantially composed of: (i) credit operation installments to be transferred, (ii) payment orders to be settled, (iii) suppliers to be paid, (iv) liabilities from business combination and (v) fees to be paid;
(b)     Refer to customer operations intended for carrying out business with fixed income securities, shares, commodities and financial assets, which will be settled within a maximum period of D+5; and
(c)    The balance consists of amounts received, not yet recognized in the income statement arising from the exclusive contract for insurance products signed between the subsidiary Inter Digital Corretora and Consultoria de Seguros Ltda. (“Inter Seguros”) and Liberty Seguros.

Form 20F 2025 FY2024	F-63

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
a.Lease liabilities
The changes in lease liabilities in the year ended December 31, 2024 and year ended December 31, 2023 are as follows:

Balance at January 1, 2024	120,395
New contracts	1,813
Payments	(36,993)
Accrued interest	28,475
Ending balance at December 31, 2024	113,690

Balance at January 1, 2023	146,705
New contracts	3,460
Payments	(37,678)
Accrued interest	7,908
Ending balance at December 31, 2023	120,395
b.    Lease maturity
The maturity of the lease liabilities as of December 31, 2024 and December 31, 2023 is as follows:

	12/31/2024	12/31/2023
Up to 1 year	1,011	6,016
From 1 year to 5 years	10,584	10,431
Above 5 years	102,095	103,948
Total	113,690	120,395
25.Equity
a.Share capital

Data	Class A	Class B	Total
12/31/2024	322,664,816	117,037,105	439,701,921
12/31/2023	285,153,435	117,037,105	402,190,540
As of December 31, 2024, Inter & Co, Inc.'s authorized share capital is US$50,000 divided into 20,000,000,000 shares with par value of US$0.0000025 each, of which (i) 10,000,000,000 class A shares, (ii) 5,000,000,000 class B shares and (iii) 5,000,000,000 regardless of the classes of shares with rights designated by the Company's Board of Directors. The share capital comprising shares issued refers to the authorized capital. The paid-up share capital of Inter & Co. Inc was R$13 at December 31, 2024 (December 31, 2023: R$13).
Without prejudice to any special rights conferred on holders of any other shares or class of shares established holders of Class A Shares and holders of Class B Shares shall:
(a)    have the same rights, except with respect to the right to vote. Holders of Class A Shares are entitled to 1 (one) vote on any matters that are resolved at the general meetings, while holders of Class B Shares are entitled to 10 (ten) votes on any matters that are resolved at the general meetings of Inter & Co.
(b)    be entitled to dividends that the Board may declare equal and proportional to their shareholding in the Company, without distinction between classes of shares.

Form 20F 2025 FY2024	F-64

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
(c)    in the event of liquidation or dissolution of the Company, whether voluntary or involuntary, or for purposes of reorganization or otherwise, or upon any distribution of capital, shall be entitled to the surplus assets of Inter&Co; and
(d)    will generally be entitled to all the rights inherent in Class A and Class B shares.
In 2023, a total of 37,511,381 new Class A common shares were issued to beneficiaries of Inter’s incentive plans.
On January 16, 2024, Inter&Co announced the commencement of the public offering of 36,800,000 (thirty-six million, eight hundred thousand) class A common shares. The offering was priced on January 18, 2024 at US$4.40 (R$21.74) per share and the final settlement of the offering occurred on February 20, 2024, in a gross amount of R$823,036 and an equity securities issuance cost of R$(38,768)recognized in "reserves" in equity.
b.Reserves
As of December 31, 2024, the reserves amounted to R$9,793,992 (December 31, 2023: R$8,147,285).
c.Other comprehensive income
As of December 31, 2024, Inter & Co, Inc’s accumulated other comprehensive income in equity amounted to R$(898,830), (December 31, 2023: R$(675,488)), which includes the fair value of financial assets at FVOCI, the result from cash flow hedges, the foreign exchange adjustment of the foreign subsidiary and taxes.
d.Dividends and interest on equity
During the year ended December 31, 2024, Inter & Co, Inc. made dividend payments in the amount of R$68,813 to its shareholders.
e.Basic and diluted earnings per share
Basic and diluted earnings per share is as follows:

	12/31/2024	12/31/2023	12/31/2022
Profit (loss) attributable to Owners of the company (In thousands of Reais)	907,132	302,343	(11,090)
Average number of shares outstanding	435,927,486	401,773,841	401,159,541
Basic earnings per share (R$)	2.08	0.75	(0.03)
Diluted earnings per share (R$)	2.07	0.75	(0.03)
Basic and diluted earnings (loss) per share are presented based on the aggregate of the two classes, A and B, and are calculated by dividing the profit (loss) attributable to the parent company by the weighted average number of shares of each class outstanding in the years.
On December 31, 2024, there were dilutive instruments for the purpose of calculating diluted earnings per share. These effects were due to shares granted under share-based payment plans, with a weighted average quantity of 3,048,026 (On December 31, 2023: weighted average quantity of 103,520).
f.Non-controlling interest
As of December 31, 2024, the balance of non-controlling interests is R$177,132 (December 31, 2023 R$124,881).
g.Reflex reserve
As of December 31, 2024, the reserve reflex is R$43,074 (December 31, 2023: R$44,217). The reflex reserve is mainly composed of share-based payments of Banco Inter.

Form 20F 2025 FY2024	F-65

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
26.Net interest income

	12/31/2024	12/31/2023	12/31/2022
Interest income
Credit card	1,478,234	1,246,489	717,467
Real estate loans	1,080,761	925,900	714,011
Personal loans	1,040,255	1,117,470	583,307
Business loans	567,088	521,929	450,650
Prepayment of receivables	418,724	242,443	101,704
Amounts due from financial institutions	338,955	497,054	221,136
Others	215,196	(1,458)	14,383
Total	5,139,213	4,549,827	2,802,658

Interest expenses
Term deposits	(1,994,191)	(1,631,470)	(1,028,817)
Funding in the open market	(1,044,916)	(1,016,636)	(760,511)
Saving	(102,935)	(91,926)	(80,993)
Financial institutions deposits	(98,170)	(131,020)	(35,469)
Others	(71,426)	(16,521)	(67,060)
Total	(3,311,638)	(2,887,573)	(1,972,850)
27.Income from securities, derivatives and foreign exchange

	12/31/2024	12/31/2023	12/31/2022
Income from securities	2,007,869	1,615,108	1,471,738
Fair value through other comprehensive income	1,671,056	1,284,794	1,100,971
Fair value through profit or loss	298,832	194,250	209,400
Amortized cost	37,981	136,064	161,367
Income from Derivatives	546,713	(69,273)	33,883
Future dollar contracts	(48,016)	33,250	34,984
Forward contracts	40,987	(2,445)	4,475
Futures contracts and swaps (a)	553,741	(100,078)	(5,576)
Revenue foreign exchange (b)	74,588	88,708	99,780
Total	2,629,170	1,634,543	1,605,401

(a)    The fair value adjustments of the hedge instrument offset the effects of the result from Hedge Accounting derivatives..
(b)    Previously presented in the income statement under other revenues.

Form 20F 2025 FY2024	F-66

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
28.Net revenues from services and commissions

	12/31/2024	12/31/2023	12/31/2022
Interchange	1,131,024	820,630	617,552
Commission and brokerage fees	785,976	536,580	523,889
Investments	124,128	90,772	67,433
Banking and credit operations	108,135	89,507	62,544
Other	90,813	69,945	18,059
Inter Loop (a)	(126,234)	(66,571)	—
Cashback expenses (b)	(360,562)	(236,482)	(321,438)
Total	1,753,280	1,304,382	968,039

(a)    This is a loyalty and rewards program offered by Banco Inter. Through this program, bank customers accumulate points in their transactions and financial operations and can exchange them for benefits, discounts, products or services; and
(b)     Refers to amounts paid to customers as an incentive to purchase or use products.

29.Other revenues

	12/31/2024	12/31/2023	12/31/2022
Revenue from card networks	81,740	52,317	—
Performance fees (a)	73,650	135,260	150,401
Capital gains	55,538	41,785	66,363
Revenue from sale of goods	24,245	20,600	17,032
Others	98,398	37,017	54,886
Total	333,571	286,979	288,682

(a)    Consists substantially of the result of the commercial agreements between entities of the Group and Mastercard, B3 and Liberty, which offers performance bonuses as the established goals are met..
30.Impairment losses on financial assets

	12/31/2024	12/31/2023	12/31/2022
Impairment expense for loans and advances to customers	(2,059,595)	(1,718,520)	(1,140,756)
Recovery of written-off credits	282,160	167,471	53,825
Others	(22,017)	9,465	3,694
Total	(1,799,452)	(1,541,584)	(1,083,237)
31.Administrative expenses

	12/31/2024	12/31/2023	12/31/2022
Data processing and information technology	(797,626)	(779,453)	(696,092)
Third party services and financial system services (a)	(424,819)	(269,172)	(286,294)
Advertisement and marketing	(234,989)	(93,512)	(137,942)
Rent, condominium fee and property maintenance	(69,313)	(62,870)	(60,513)
Provisions for contingencies	(49,120)	(38,611)	(25,931)
Insurance expenses	(13,131)	(25,620)	(15,870)
Others (b)	(180,058)	(192,111)	(271,842)
Total	(1,769,055)	(1,461,348)	(1,494,484)

(a)    Previously presented in the following line: Financial system services
(b)    Previously presented in the following line: Portability expenses

Form 20F 2025 FY2024	F-67

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
32.Personnel expenses

	12/31/2024	12/31/2023	12/31/2022
Salaries	(461,421)	(415,817)	(411,460)
Benefits	(325,601)	(251,583)	(201,093)
Social security charges	(141,958)	(115,263)	(119,746)
Others	(8,781)	(8,076)	(1,306)
Total	(937,761)	(790,739)	(733,605)
33.Tax expenses

	12/31/2024	12/31/2023	12/31/2022
PIS/COFINS	(335,612)	(259,357)	(198,414)
ISSQN	(59,929)	(17,043)	(40,182)
INSS	(18,741)	(13,110)	(5,604)
Others	(62,756)	(37,074)	(4,388)
Total	(477,037)	(326,584)	(248,588)
34.Current and deferred income tax and social contribution
a.Amounts recognized in profit or loss

	12/31/2024	12/31/2023	12/31/2022
Current income tax and social contribution expenses
Current year	(443,806)	(280,845)	(106,625)
Deferred income tax and social contribution benefits (expenses)
Provision for impairment losses on loans and advances	184,863	223,051	111,967
Provision for contingencies	7,112	5,074	2,944
Adjustment of financial assets to fair value	3,704	(36,249)	(7,478)
Other temporary differences	(74,962)	33,949	54,245
Tax losses carried forward	90,380	(32,561)	109,441
Total deferred income tax and social contribution	211,097	193,264	271,119
Total income tax	(232,709)	(87,581)	164,494

Form 20F 2025 FY2024	F-68

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
b.Reconciliation of effective rate current income tax expense

	12/31/2024		12/31/2023		12/31/2022
Profit before tax		1,205,550		439,841		(178,573)
Income tax and social contribution (a)	(45)%	(542,498)	(45)%	(197,928)	45%	80,358

Tax effect of
Dividend paid as interest on equity		105,351		22,501		17,126
Non-taxable income (non-deductible expenses) net		62,027		53,397		(8,016)
Subsidiaries subject to different tax regimes and rates		46,578		10,176		65,110
Others		95,833		24,273		9,916
Total income tax		(232,709)		(87,581)		164,494

Effective tax rate		(19)%		(20)%		92%

(a)The result from Banco Inter represents the greatest impact on the total amount of taxes, so we present the tax rate of 45%, which is the nominal rate currently in force for banks under Brazilian legislation.

c.Changes in the balances of deferred taxes

	12/31/2023	Constitution	Business combination	Realization	12/31/2024
Deferred tax assets
Provision for impairment losses on loans and advances	630,817	815,679	—	(630,817)	815,679
Adjustment of financial assets to fair value	137,729	430,131	—	(125,087)	442,773
Tax losses carried forward	164,831	138,521	81,393	(48,210)	336,535
Hedge Accounting	—	39,187	—	—	39,187
Other temporary differences	82,438	40,854	5,195	(82,438)	46,049
Provision for contingencies	17,720	24,801	—	(17,690)	24,831
Subtotal	1,033,535	1,489,173	86,588	(904,242)	1,705,054

Deferred tax liabilities
Capital gains from assets in the business combination	(7,081)	(13,755)	—	3,480	(17,356)
Hedge Accounting	(25,458)	(11,357)	—	25,457	(11,357)
Deferred Income	—	(32,790)	—	—	(32,790)
Subtotal	(32,539)	(57,902)	—	28,937	(61,503)

Total net deferred tax assets (liabilities) (a)	1,000,996	1,431,271	86,588	(875,305)	1,643,551

(a)    The recognition of these deferred tax assets are based on the expectation of generating future taxable income and supported by technical studies and income projections.

Form 20F 2025 FY2024	F-69

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024

	12/31/2022	Constitution	Realization	12/31/2023
Deferred tax assets
Provision for impairment losses on loans and advances	407,766	784,080	(561,029)	630,817
Adjustment of financial assets to fair value	312,159	325,587	(500,017)	137,729
Tax losses carried forward	202,184	45,463	(82,816)	164,831
Other temporary differences	33,668	99,406	(50,636)	82,438
Provision for contingencies	12,664	15,814	(10,758)	17,720
Provision for expected loss on financial instruments	9,707	—	(9,707)	—
Subtotal	978,148	1,270,350	(1,214,963)	1,033,535

Deferred tax liabilities
Capital gains from assets in business combinations	—	(12,677)	5,596	(7,081)
Hedge accounting	(30,073)	(164)	4,779	(25,458)
Subtotal	(30,073)	(12,841)	10,375	(32,539)

Total net deferred tax assets (liabilities) (a)	948,075	1,257,509	(1,204,588)	1,000,996

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
The main characteristics of the plans are described below:

Grant Date	Final strike date	Options (shares INTR)	Vesting	Average strike price	Participants
09/30/2016	12/21/2023	1,764,000	Up to 5 years	R$1.56	Officers, managers and key employees
02/15/2018	02/15/2025	5,452,464	Up to 5 years	R$1.80	Officers, managers and key employees
09/07/2020	09/07/2027	3,182,250	Up to 5 years	R$21.50	Officers, managers and key employees
01/31/2022	12/31/2028	3,250,000	Up to 5 years	R$15.50	Officers, managers and key employees

Form 20F 2025 FY2024	F-70

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
Changes in the options of each plan for the period ended December 31, 2024 and supplementary information are shown below:

Grant Date	12/31/2023		Granted		Expired/Cancelled		Exercised		12/31/2024
2018	115,799		—		—		43,800		71,999
2020	2,519,138		—		8,325		67,725		2,443,088
2022	2,815,750		—		77,125		93,900		2,644,725
Total	5,450,687		—		85,450		205,425		5,159,812

Weighted average price of the shares	R$	17.98	R$	—	R$	16.80	R$	14.56	R$	18.15

Grant Date	12/31/2022		Granted		Expired/Cancelled		Exercised		12/31/2023
2018	135,599		—		—		19,800		115,799
2020	2,829,225		—		309,412		675		2,519,138
2022	2,838,500		50,000		69,000		3,750		2,815,750
Total	5,803,324		50,000		378,412		24,225		5,450,687

Weighted average price of the shares	R$	18.15	R$	15.50	R$	20.41	R$	4.47	R$	17.98

Grant Date	12/31/2021		Granted		Expired/Cancelled		Exercised		12/31/2022
2016 (a)	676,800		—		—		676,800		—
2018	2,458,065		—		10,800		2,311,666		135,599
2020	2,965,350		—		48,600		87,525		2,829,225
2022	—		2,903,500		65,000		—		2,838,500
Total	5,423,415		2,903,500		124,400		2,399,191		5,803,324

Weighted average period of the Shares	R$	14.34	R$	15.50	R$	16.69	R$	2.31	R$	18.15

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
In the period ended December 31, 2024, costs amounting to R$28792 December 31, 2023: R$32,692; December 31, 2022: R$47,557) were recognized in employee benefit expenses.

Form 20F 2025 FY2024	F-71

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
a.2)Share-based payment related to Inter & Co Payments, Inc., acquisition
In the context of the acquisition of Inter&Co Payments by Inter, it was established that part of the payment to key executives of the acquired entity would be made by migrating the share-based payment plan of Inter & Co Payments, Inc., with stock options for class A shares and restricted class A shares of Inter & Co, in addition to the granting of shares issued by the Company. Considering the characteristics of the contract signed between the parties, the expense associated with the options granted are treated as a compensation expense which will be expensed over the term of the vested options and based on continued employment of such key executives.
Inter has the right to repurchase the restricted shares if these key executives cease to provide services to the Company within the term of the acquisition contract. Nevertheless, all shares will remain subject to other transfer restrictions established in the contract and in the applicable legislation.
The main characteristics of these stock-based payments are described below:

Grant Date	Options	Vesting	Average strike price (a)	Participants	Vesting date of 100% of shares
2022	489,386	Up 3 years	R$ R$11.89 per Class A	Key Executives	12/30/2024

(a)    Number of options and strike price from Inter&Co Payments, Inc.’s equity incentive plan has been agreed by the Parties at the time of the acquisition. The number of options and strike price, after the Company’s reorganization and listing on Nasdaq have been recalculated in accordance with the rate between Inter’s shares and the Company’s Class A Shares. According to the contract signed between the parties, the corresponding amount is USD1.92. The values presented in reais were converted using the dollar FX rate as of December 31, 2024.
Stock options exercised:

Grant Date	Shares	Participants	Final exercise date
2022	643,500	Key Executives	12/30/2024
Changes in Inter&Co Payments, Inc.’s granted instruments for December 31, 2024 and supplementary information are shown below:

Grant Date	12/31/2023		Granted Options		Expired/Cancelled		Exercised		12/31/2024
2022	489,386		—		—		—		489,386
Total	489,386		—		—		—		489,386
Weighted average price of the shares	R$	11.89	R$	—	R$	—	R$	—	R$	11.89

Grant Date	12/31/2022		Granted Options		Expired/Cancelled		Exercised		12/31/2023
2022	489,386		—		—		—		489,386
Total	489,386		—		—		—		489,386

Weighted average price of the shares	R$	11.89	R$	—	R$	—	R$	—	R$	11.89

Form 20F 2025 FY2024	F-72

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024

Grant Date	12/31/2021		Granted Options		Expired/Cancelled		Exercised		12/31/2022
2022	—		489,386		—		—		489,386
Total	—		489,386		—		—		489,386

Weighted average price of the shares	R$	—	R$	11.89	R$	—	R$	—	R$	11.89

Grant Date	12/31/2023	Granted Shares	Expired/Cancelled	Put option exercise	12/31/2024
2022	482,625	—	—	199,942	282,683
Total	482,625	—	—	199,942	282,683

Grant Date	12/31/2022	Granted Shares	Expired/Cancelled	Put option exercise	12/31/2023
2022	643,500	—	—	160,875	482,625
Total	643,500	—	—	160,875	482,625

Grant Date	12/31/2021	Granted Shares	Expired/Cancelled	Put option exercise	12/31/2022
2022	—	643,500	—	—	643,500
Total	—	643,500	—	—	643,500
For the period ending on December 31, 2024, the amount of R$17,993 (December 31, 2023: R$33,616; December 31, 2022: R$47,362) was recognized as employee benefit expenses in the income statement of the Company.
a.3)Restricted shares agreement (RSU) - Inter.
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
The Omnibus Incentive Plan is administered by the Board of Directors of Inter&Co, Inc., which has the authority to approve grants under the program grants to the Company's employees.
In 2023, the Company granted 2,155,500 restricted stock units (RSUs) under the Omnibus Incentive Plan with vesting schedules of 25% blocks to various executives and employees of the Company and/or its direct or indirect subsidiaries. The vesting schedules are set forth in each grant agreement. As of December 31, 2024, 106,000 RSUs granted have vested and 1,074,750 RSUs were exercised.
In the first half of 2024, the Company granted 1,985,000 restricted stock units (RSUs) under the Omnibus Incentive Plan with vesting schedules of 25% blocks to several executives and employees of the Company and/or its direct or indirect subsidiaries. The vesting schedules are provided for in each grant agreement. As of December 31, 2024, 48,750 RSUs granted were lapsed/cancelled and 468,750 RSUs were exercised.
In the second half of 2024, the Company granted 130,000 restricted stock units (RSUs) under the Omnibus Incentive Plan with vesting schedules of 25% blocks to several executives and employees of the Company and/or its direct or indirect subsidiaries. Vesting schedules are set forth in each grant agreement. As of December 31, 2024, 25,000 shares were exercised.

Form 20F 2025 FY2024	F-73

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
See table below:

12/31/2024
Date of grant	Exercise rate per vesting	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Vesting period (years)	Total granted	Total not vested yet
06/01/23	25%	$14.15	3.5	4.0	2,140,500	963,500
11/01/23	25%	$22.99	4.0	4.0	15,000	11,250
02/01/24	25%	$25.22	4.0	4.0	10,000	7,500
04/01/24	25%	$29.11	4.0	4.0	120,000	95,000
04/26/24	25%	$26.27	3.0	4.0	1,795,000	1,305,000
06/04/24	25%	$30.35	4.0	4.0	60,000	60,000
07/01/24	25%	$33.07	3.0	3.0	50,000	37,500
07/17/24	25%	$36.47	4.0	4.0	30,000	30,000
09/04/24	25%	$40.39	3.0	3.0	50,000	37,500
Total					4,270,500	2,547,250

12/31/2023
Date of grant	Exercise rate per vesting	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Vesting period (years)	Total granted	Total not vested yet
06/01/23	25%	R$14.15	3.5	4.0	2,140,500	1,586,625
11/01/23	25%	R$22.99	4.0	4.0	15,000	15,000
Total					2,155,500	1,601,625
In the period ended December 31, 2024, the amount of R$30,219 (December 31, 2023: R$12,198 was recognized as employee benefit expenses in the income statement of the Company.

Form 20F 2025 FY2024	F-74

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
36.Transactions with related parties
Transactions with related parties are defined and controlled in accordance with the Related-Party Policy approved by Inter&Co’s Board of Directors. The policy defines and ensures transactions involving Inter and its shareholders or direct or indirect related parties. Transactions related to subsidiaries are eliminated in the consolidation process, not affecting the consolidated financial statements. Related-party transactions were undertaken as follows:

	Parent Company (a)		Associates (b)		Key management personnel (c)		Other related parties (d)		Total
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Assets	4,101	3,839	—	1,470,694	(5,984)	16,403	754,975	620,131	753,092	2,111,067
Loans and advances to customers	4,101	3,839	—	—	(5,984)	16,403	641,113	620,131	639,230	640,373
Amounts due from financial institutions	—	—	—	1,470,694	—	—	113,862	—	113,862	1,470,694

Liabilities	(44,710)	(5,261)	—	(9)	(16,179)	(22,391)	(121,747)	(250,608)	(182,636)	(278,269)
Liabilities with customers - Demand deposits	(260)	—	—	—	(54)	(406)	(318)	(47,091)	(632)	(47,497)
Liabilities with customers - Term deposits	(44,450)	(5,261)	—	(9)	(16,125)	(21,985)	(121,429)	(203,517)	(182,004)	(230,772)

	Parent Company (a)			Associates (b)			Key management personnel (c)			Other related parties (d)			Total
	12/31/2024	12/31/2023	12/31/2022	12/31/2024	12/31/2023	12/31/2022	12/31/2024	12/31/2023	12/31/2022	12/31/2024	12/31/2023	12/31/2022	12/31/2024	12/31/2023	12/31/2022
Profit/ (loss)	(2,313)	(1,844)	(444)	—	3,436	(145)	(25,161)	(932)	2,065	(17,194)	(2,247)	60,155	(44,668)	(1,587)	61,631
Interest income	—	—	—	—	3,436	—	543	1,373	1,416	23,414	10,893	61,801	23,957	15,702	63,217
Interest expenses	(2,268)	(1,843)	(408)	—	—	(145)	(1,858)	(2,282)	(298)	(8,404)	(11,237)	(9,246)	(12,530)	(15,362)	(10,097)
Other administrative expenses	(45)	(1)	(36)	—	—	—	(23,846)	(23)	947	(32,204)	(1,903)	7,600	(56,095)	(1,927)	8,511

(a)    Inter&Co is directly controlled by Costellis International Limited, SBLA Holdings and Hottaire;
(b)    Entities with significant influence by Inter&Co;
(c)    Directors and members of the Board of Directors and Supervisory Board of Inter&Co; and
(d)    Any immediate family members of key management personnel or companies controlled by them, including: companies which are controlled by immediate family members of the controlling shareholder of Inter&Co; companies over which the controlling shareholder or his/hers immediate family members have significant influence; other investors that have significant influence over Inter&Co and their close family members.
Compensation of key management personnel
As of December 31, 2024, an expense was recognized for proceeds in the amount of R$54,021 (R$31,730, as of December 31, 2023; R$29,023, as of December 31, 2022)

Form 20F 2025 FY2024	F-75

Notes to the Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024
37.Subsequent events
Payment of Dividends
In February 2025, Inter&Co declared and paid cash dividends of US$0.08 per common share.

Form 20F 2025 FY2024	F-76