Form 20-F
period 2025-12-31
Inter & Co, Inc.
filed 2026-04-30
CIK 1864163

As filed with the Securities and Exchange Commission on April 29, 2026
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from    to    .
OR
☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the fiscal year ended December 31, 2025
Commission file number: 001-41419

Inter & Co, Inc.
(Exact Name of Registrant as specified in its charter)
Cayman Islands
(Jurisdiction of incorporation or organization)
Maples Corporate Services Limited, PO Box 309, Ugland House,
Grand Cayman, KY1-1104, Cayman Islands.
(Address of registered offices)
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
Class A common shares
The number of outstanding shares of each class of stock of Inter & Co, Inc. as of December 31, 2025 was:
117,037,105 Class B common shares, each with par value of US$0.0000025
324,284,558 Class A common shares, each with par value of US$0.0000025

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
Item 17 ☐
Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐
No ☒

Form 20F 2026 FY2025	I

Form 20F 2026 FY2025	II

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Unless otherwise indicated or the context otherwise requires, all references to “Inter&Co,” “Inter,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Inter&Co, Inc., an exempted limited liability company incorporated in the Cayman Islands on January 26, 2021, together with its subsidiaries (including Banco Inter S.A. and its subsidiaries); all references to “Banco Inter” refer to Banco Inter S.A., a Brazilian corporation and its subsidiaries; all references to our “controlling shareholder” are to Mr. Rubens Menin Teixeira de Souza and/or Costellis International Limited or any other vehicle through which Mr. Rubens Menin Teixeira de Souza holds his equity interest in Inter&Co, as applicable.
The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. “Central Bank” refers to the Brazilian Central Bank (Banco Central do Brasil). “CMN” refers to the Brazilian National Monetary Council (Conselho Monetário Nacional). “CVM” refers to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários)
Financial Statements
Unless otherwise noted, the consolidated financial information contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025, included elsewhere in this annual report, or the Audited Financial Statements.
Our Audited Financial Statements have been prepared in accordance with International Financial Reporting Standards - Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).
In the presentation of the information in the financial statements, Inter&Co has reclassified certain prior year balances to conform to current year presentation.
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
All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars, the official currency of the United States of America. Solely for the convenience of the reader (unless otherwise stated), we have translated certain amounts included in “Summary Consolidated Financial Information and Other Data,” and elsewhere in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank as of December 31, 2025, of R$ 5.5024 to US$1.00. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of December 31, 2025, may not be indicative of future exchange rates. See “Item 5. Operating and Financial Review and Prospects ― A. Operating Results” for information regarding historical exchange rates for the Brazilian currency.
The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

Form 20F 2026 FY2025	1

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
Non-GAAP financial measures have limitations as analytical tools, and you should not consider them in isolation. There is no standard definition for any of these indicators and our definition of these measures may differ from the definition used by other companies. Gross Loan Portfolio, Selling, General and Administrative, or SG&A, Efficiency Ratio, Return On Average Equity, or ROAE, Other Securities, Credit-Sensitive Portfolio, Cost of Risk, Fee Revenue Ratio, Funding, Cost of Funding, Total Gross Revenue, Interest-Earning Portfolio, Net Interest Margin, or NIM, and Net Interest Margin Excluding Credit Card Transactor Portfolio, or NIM Excluding Credit Card Transactor Portfolio, each a Non-GAAP financial measure, are not measures of financial performance or liquidity under IFRS Accounting Standards and should not be considered as an alternative to other indicators of our operating performance, cash flows or any other measure of performance derived in accordance with IFRS Accounting Standards. Non-GAAP financial measures should be viewed as supplemental to, and not a substitute for, our Audited Financial Statements prepared in accordance with IFRS Accounting Standards. Because this financial information is not prepared in accordance with IFRS Accounting Standards, investors are cautioned not to place undue reliance on this information.
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

Form 20F 2026 FY2025	2

	12/31/2025	12/31/2024	12/31/2023
	(in thousands of R$)
Loans and advances to customers, net of provisions for expected credit losses	45,251,104	33,327,355	27,900,543
Provision for expected credit losses	3,000,076	2,268,938	1,883,758
Loans to financial institutions	4,313,571	5,586,520	1,236,536
Gross Loan Portfolio	52,564,751	41,182,813	31,020,837
Selling, General and Administrative or SG&A
SG&A is defined as the sum of our personnel expenses, administrative expenses and depreciation and amortization. We use this Non-GAAP financial measure as a component of Efficiency Ratio and Net Fee Revenue/SG&A, which are other Non-GAAP financial measures we used. The table below sets forth a reconciliation of this Non-GAAP financial measure for the years ended December 31, 2025, 2024 and 2023:

	12/31/2025	12/31/2024	12/31/2023
	(in thousands of R$)
Personnel expenses	1,090,333	937,761	790,739
Administrative expenses	2,200,604	1,769,055	1,461,348
Depreciation and amortization	340,727	208,829	160,440
SG&A	3,631,664	2,915,645	2,412,527
Efficiency Ratio
Efficiency Ratio is our SG&A divided by the revenues less the following tax expenses: PIS/COFINS, ISSQN, and other taxes, as presented in Note 31 of our Audited Financial Statements. Revenues are presented gross of PIS/COFINS, ISSQN and other taxes in the statements of income. We deduct these taxes from revenues solely for purposes of this Non-GAAP financial measure, as we consider them to be an inherent cost of providing our services and therefore not reflective of the revenues effectively available to cover our operating expenses. We use this Non-GAAP financial measure to monitor the evolution of our primary expenses in relation to revenues net of the taxes described above.
The table below set forth a reconciliation of this Non-GAAP financial measure for the years indicated:

	12/31/2025	12/31/2024	12/31/2023
	(in thousands of R$, except %)
SG&A	3,631,664	2,915,645	2,412,527

Revenues	8,400,938	6,400,165	4,752,576
PIS/COFINS	(446,760)	(313,956)	(259,357)
ISSQN	(70,839)	(59,929)	(17,043)
Other taxes	(58,665)	(28,382)	(34,215)
	7,824,674	5,997,898	4,441,961
Efficiency Ratio	46.4%	48.6%	54.3%
Since the filing of our annual report on Form 20-F for the year ended December 31, 2024, we revised the methodology used to calculate the Efficiency Ratio not to deduct taxes on JCP (interest on equity) from revenues in the denominator. Unlike PIS/COFINS, ISSQN, and other taxes, which are directly driven by operational activity, taxes on JCP are a consequence of a discretionary capital allocation decision made by management, and therefore do not reflect our operational performance. As a result of this change, amounts calculated using the new methodology are not comparable to those previously reported in prior annual reports. All periods presented in this annual report, including comparative periods, have been calculated using the revised methodology.

Form 20F 2026 FY2025	3

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

	As of and for 12/31/2025	As of and for 12/31/2024	As of and for 12/31/2023
	(in thousands of R$, except %)
Net income for the year	1,397,321	972,841	352,260

Total equity	10,392,962	9,072,307	7,596,691
Total equity as of the end of the prior year	9,072,307	7,596,691	7,089,104
Average equity	9,732,635	8,334,499	7,342,898
ROAE	14.4%	11.7%	4.8%
Other Securities
We define Other Securities as the sum of the following securities: Debentures, Certificates of real estate receivables, Investment fund shares, Certificates of agricultural receivables, Commercial promissory notes, Rural product bill, Bank deposit certificates, Agribusiness credit bills (LCA), Real estate credit bills (LCI), Financial bills (LF), and Development bills of credit, each of them classified according to the respective measurement category. Government securities and other instruments that do not generate provision expenses, such as Financial treasury bills (LFTs), National treasury bills (LTNs) and National treasury notes (NTNs), are excluded as they carry no meaningful credit risk and have no corresponding impairment effect. This Non‑GAAP financial measure provides a consolidated view of our holdings of credit-sensitive marketable securities subject to expected credit loss. We use Other Securities as a component of Cost of Risk, also a Non-GAAP financial measure.

Form 20F 2026 FY2025	4

The table below sets forth our Other Securities as of the years indicated:

	12/31/2025	12/31/2024	12/31/2023
	(in thousands of R$)
Measured at fair value through other comprehensive income
Debentures	18,626	33,880	330,705
Certificates of real estate receivables	69,351	49,853	104,270
Investment fund shares	—	158,714	—
Certificates of agricultural receivables	38,320	63,141	22,817
Commercial promissory notes	562,765	593,027	214,157

Measured at amortized cost
Debentures	—	—	32,780
Rural product bill	557,229	423,690	459,298

Measured at fair value through profit or loss
Investment fund shares	539,184	293,216	358,332
Certificates of real estate receivables	496,569	227,337	182,319
Certificates of agricultural receivables	122,382	83,368	64,371
Debentures	137,024	125,192	281,566
Bank deposit certificates	22,619	101,043	55,597
Commercial promissory notes	160,728	25,069	2,659
Agribusiness credit bills (LCA)	5,535	36,709	10,684
Real estate credit bills (LCI)	1,506	1,516	1,352
Financial bills (LF)	18,276	—	73,808
Development bills of credit	5,625	—	—
Other Securities	2,755,739	2,215,755	2,194,715
Credit-Sensitive Portfolio
We define Credit-Sensitive Portfolio as the sum of Other Securities and Gross Loan Portfolio. We use Credit-Sensitive Portfolio solely as a component of Cost of Risk, also a Non-GAAP financial measure, as it represents the aggregate balance of financial assets subject to expected credit loss over which impairment losses are measured.

Form 20F 2026 FY2025	5

The table below sets forth our Credit-Sensitive Portfolio as of the dates indicated

	12/31/2025	12/31/2024	12/31/2023
	(in thousands of R$, except %)
Other Securities	2,755,739	2,215,755	2,194,715
Gross Loan Portfolio	52,564,751	41,182,813	31,020,837
Credit-Sensitive Portfolio	55,320,490	43,398,568	33,215,552
Cost of Risk
We calculate Cost of Risk as impairment losses on financial assets divided by the average Credit-Sensitive Portfolio for the current and prior year end. We use Cost of Risk to monitor realized impairment losses as a proportion of our credit-sensitive financial assets subject to expected credit loss, providing information for assessing our aggregate credit risk profile.
The table below sets forth our Cost of Risk for the years indicated:

	12/31/2025	12/31/2024	12/31/2023
	(in thousands of R$, except %)
Impairment losses on financial assets	(2,416,353)	(1,799,452)	(1,541,584)

Credit-Sensitive Portfolio	55,320,490	43,398,568	33,215,552
Credit-Sensitive Portfolio as of prior year	43,398,568	33,215,552	27,520,178
Average Credit-Sensitive Portfolio	49,359,529	38,307,060	30,367,865
Cost of Risk	4.9%	4.7%	5.1%
Since the filing of our annual report on Form 20-F for the year ended December 31, 2024, we revised the methodology that we use to calculate Cost of Risk. Previously, Cost of Risk was calculated as impairment losses on financial assets divided by the average Gross Loan Portfolio. Under the revised methodology, Cost of Risk is calculated as impairment losses on financial assets divided by the average Credit-Sensitive Portfolio. This methodological change provides information for assessing our aggregate credit risk profile, as it measures realized impairment losses as a proportion of our credit-sensitive financial assets subject to expected credit loss and not only our credit portfolio. As a result of this change, the reconciliation table set forth above and certain amounts included therein are not directly comparable to those included in our previous annual reports. All references to Cost of Risk in this annual report have been calculated using the revised methodology.
Funding
We define Funding as the sum of deposits with customers, securities issued, securities sold under agreements to repurchase, interbank deposits, and borrowing and onlending. We use Funding to monitor the effectiveness of our client-focused initiatives to deposit funds with us or acquire bank securities we issued through our platform. The table below contain a reconciliation of Funding as of the dates indicated.

	12/31/2025	12/31/2024	12/31/2023
	(in thousands of R$)
Deposits from customers	54,883,084	42,803,229	32,651,620
Securities issued	14,127,144	9,890,219	8,095,042
Securities sold under agreements to repurchase	3,023,399	1,725,852	1,011,092
Interbank deposits	68,484	517,072	1,647,866
Borrowing and onlending	817,495	128,924	107,412
Funding	72,919,606	55,065,296	43,513,032

Form 20F 2026 FY2025	6

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
The table below set forth our Cost of Funding for the years indicated:

	12/31/2025	12/31/2024	12/31/2023
	(in thousands of R$, except %)
Interest expenses	5,977,127	3,311,638	2,887,573

Funding	72,919,606	55,065,296	43,513,032
Funding as of the end of the prior year	55,065,296	43,513,032	32,516,818
Average funding	63,992,451	49,289,164	38,014,925
Cost of Funding	9.3%	6.7%	7.6%
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
The table below set forth our Total Gross Revenue for the years indicated:

	12/31/2025	12/31/2024	12/31/2023
	(in thousands of R$)
Interest income	8,638,477	5,139,213	4,549,827
Net revenues from services and commissions	2,008,095	1,753,280	1,304,382
Cashback expenses	273,207	360,562	236,482
Inter Loop	165,404	126,234	66,571
Other revenues	301,226	333,571	286,979
Income from securities, derivatives and foreign exchange	3,612,469	2,629,170	1,634,543
Total Gross Revenue	14,998,878	10,342,030	8,078,784
Interest-Earning Portfolio
We define Interest‑Earning Portfolio as the sum of the following line items: Cash and cash equivalents, Amounts due from financial institutions, net of provisions for expected credit losses, Deposits at Central Bank of Brazil, Securities, net of provisions for expected credit losses, Derivative financial assets, Loans and advances to customers, net of provisions for expected credit losses, less Interbank on‑lending. Interest‑Earning Portfolio represents the total amount of our assets that generate interest, or that have generated interest in connection with our banking operations (e.g., anticipation of credit card receivables through amounts due from financial institutions). We use Interest‑Earning Portfolio as a component of NIM and NIM Excluding Credit Card Transactor Portfolio, each a Non‑GAAP financial measure.

Form 20F 2026 FY2025	7

The table below sets forth a reconciliation of Interest‑Earning Portfolio as of the dates indicated.

	12/31/2025	12/31/2024	12/31/2023
	(in thousands of R$)
Cash and cash equivalents	3,801,513	1,108,394	4,259,379
Amounts due from financial institutions, net of provisions for expected credit losses	4,600,218	6,194,960	3,718,506
Deposits at Central Bank of Brazil	7,867,658	5,285,402	2,664,415
Securities, net of provisions for expected credit losses	29,010,323	23,899,551	16,868,112
Derivative financial assets	58,915	563	4,238
Loans and advances to customers, net of provisions for expected credit losses	45,251,104	33,327,355	27,900,543
Interbank on-lending	(20,553)	(33,920)	(31,487)
Interest Earning Portfolio	90,569,178	69,782,305	55,383,706
Since the filing of our annual report for the year ended December 31, 2024, we revised our calculation methodology for Interest-Earning Portfolio to include Cash and cash equivalents and Deposits at Central Bank of Brazil as components of Interest-Earning Portfolio, and to deduct Interbank on-lending. Cash and cash equivalents and Deposits at Central Bank of Brazil are included because these assets effectively generate interest income and contribute to our net interest margin. Interbank on-lending is deducted because it represents funds that do not generate net interest income for Inter&Co, as the associated interest cost offsets any income generated. As a result of this change, the reconciliation table set forth above and certain amounts included therein are not directly comparable to those included in our previous annual reports. All references to Interest-Earning Portfolio in this annual report have been calculated using the revised methodology.
Net Interest Margin (NIM)
We calculate NIM as net interest income and income from securities, derivatives and foreign exchange divided by Average Interest‑Earning Portfolio. Average Interest‑Earning Portfolio is calculated as Interest‑Earning Portfolio as of the end of the applicable year plus Interest‑Earning Portfolio as of the end of the prior year, divided by two.
NIM represents our ability to generate net interest income and income from securities, derivatives and foreign exchange from our Interest‑Earning Portfolio. We use NIM to monitor the efficacy of our initiatives to increase our interest-earning potential. The tables below present a reconciliation of our NIM for the years indicated.

	12/31/2025	12/31/2024	12/31/2023
	(in thousands of R$, except %)
Net interest income and income from securities, derivatives and foreign exchange	6,273,819	4,456,744	3,296,797

Interest Earning Portfolio	90,569,178	69,782,305	55,383,706
Interest Earning Portfolio as of the end of the prior year	69,782,305	55,383,706	42,273,763
Average Interest Earning Portfolio	80,175,742	62,583,006	48,828,735
NIM	7.8%	7.1%	6.8%

Form 20F 2026 FY2025	8

Since the filing of our annual report for the year ended December 31, 2024, we revised our calculation methodology for NIM to no longer exclude foreign exchange revenues. We believe that including foreign exchange revenues provides a more complete and representative view of the interest income generated by our banking operations, as foreign exchange activities are an integral part of how we deploy and manage our interest-earning assets. Additionally, our calculation methodology for NIM was also impacted as a result of the change in methodology to calculate Interest Earning Portfolio described above. As a result of both changes described above, the reconciliation table set forth above and certain amounts included therein are not directly comparable to those included in our previous annuals report.
NIM Excluding Credit Card Transactor Portfolio
We calculate NIM excluding credit card transactor portfolio as the sum of net interest income and income from securities, derivatives and foreign exchange divided by the average of Interest‑Earning Portfolio less credit card transactor portfolio, which is calculated as Interest‑Earning Portfolio less credit card transactor portfolio, each as of the end of the applicable year, plus Interest‑Earning Portfolio less credit card transactor portfolio, each as of the end of the prior year, divided by two. The credit card transactor portfolio refers to the credit card portfolio who pay off their credit card balances in full each month. Those clients do not accrue interest.
NIM excluding credit card transactor portfolio represents our ability to generate interest income from our asset portfolio. Credit card transactor portfolio relates to the balance of payments we received made with credit cards, which would only generate interest in case of a default by the credit card issuer. We exclude credit card transactor portfolio in this Non-GAAP financial measures as we do not expect any such default to occur given how the credit card payment system functions. We use NIM excluding credit card transactor portfolio to monitor the efficacy of our initiatives to increase our interest-earning potential.
The tables below present a reconciliation of our NIM excluding credit card transactor portfolio for the years indicated.

	12/31/2025	12/31/2024	12/31/2023
	(in thousands of R$, except %)
Net interest income and income from securities, derivatives and foreign exchange	6,273,819	4,456,744	3,296,797

Interest Earning Portfolio	90,569,178	69,782,305	55,383,706
Credit card transactor portfolio	(11,742,057)	(9,550,036)	(7,490,011)
Interest Earning Portfolio less credit card transactor portfolio	78,827,121	60,232,269	47,893,695

Interest earning portfolio as of the end of the prior year	69,782,305	55,383,706	42,273,763
Credit card transactor portfolio as of the end of the prior year	(9,550,036)	(7,490,011)	(5,411,798)
Interest Earning Portfolio less credit card transactor portfolio as of the end of the prior year	60,232,269	47,893,695	36,861,965
Average interest earning portfolio less credit card transactor portfolio	69,529,695	54,062,982	42,377,830
NIM Excluding Credit Card Transactor Portfolio	9.0%	8.2%	7.8%

Form 20F 2026 FY2025	9

Since the filing of our annual report for the year ended December 31, 2024, we revised our calculation methodology for NIM Excluding Credit Card Transactor Portfolio to no longer exclude foreign exchange revenues. We believe that including foreign exchange revenues provides a more complete and representative view of the interest income generated by our banking operations, as foreign exchange activities are an integral part of how we deploy and manage our interest-earning assets. We believe this change allows NIM Excluding Credit Card Transactor Portfolio to reflect the assets that contribute to interest income generation. Additionally, our calculation methodology for NIM Excluding Credit Card Transactor Portfolio was also impacted as a result of the change in methodology to calculate Interest Earning Portfolio described above. As a result of both changes described above, the reconciliation table set forth above and certain amounts included therein are not directly comparable to those included in our previous annual reports.
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

Form 20F 2026 FY2025	10

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

Form 20F 2026 FY2025	11

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
•the impact of the ongoing wars in the Middle East and in Ukraine, and the impact of these events on the global economy, which are highly uncertain and difficult to predict;
•our future growth opportunities, expect earnings, expected capital expenditures, and future financing requirements;
•our ability to expand our business into markets outside of Brazil and in particular our ability to integrate the operations and obtain the benefits that we intend to achieve through our acquisitions;
•general economic, political and business conditions both in Brazil and internationally, including tariffs and other restrictions on global trade;
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
•increases in our operating costs, particularly in relation to our workforce; and
•the matters discussed under the “Risk Factors” section in this annual report.

Form 20F 2026 FY2025	12

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

Form 20F 2026 FY2025	13

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

Form 20F 2026 FY2025	14

•Failure to protect against risks related to cybersecurity may result in a loss of revenue and materially adversely affect us, including hampering our operations or resulting in the unauthorized disclosure of information;
•Interruptions or failures in our technology systems or any lack of integration or redundancy of these systems may materially adversely affect us.
•Our use and provision of solutions powered by artificial intelligence could lead to operational or reputational damage, competitive harm, legal and regulatory risk and additional costs.
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

Form 20F 2026 FY2025	15

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

Form 20F 2026 FY2025	16

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
Failure to protect against risks related to cybersecurity may adversely impact our operations and result in loss of revenue, incurrence of material expenses and expose us to material liabilities
Our security structure is subject to cybersecurity failures, including cyber-attacks, which may include intrusion into platforms and IT systems (which includes servers, databases, networks, applications, software, services, partners’ services and anything considered a digital asset (e.g. which has bits and bytes) by malicious third parties, malware infiltration (such as computer viruses), contamination (whether intentional or accidental) of networks and systems by third parties with whom we exchange data, cyber-attacks designed to access, change, corrupt or destroy systems, computer networks, stored information or transmitted information, as well as unauthorized access to or breach of sensitive and or private data of clients by our employees, third parties or others. We have been in the past subject to cybersecurity incidents that resulted in unauthorized access and disclosure of client information, and we are constantly subject to cybersecurity threats.
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

Form 20F 2026 FY2025	17

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

Form 20F 2026 FY2025	18

Our use and provision of solutions powered by artificial intelligence could lead to operational or reputational damage, competitive harm, legal and regulatory risk and additional costs.
We incorporate artificial intelligence (AI) into numerous aspects of our business, such as enhancing our customer service, credit analysis, and data analytics. Additionally, we apply established machine learning techniques in areas like fraud detection, anti-money laundering, sanctions screening, product personalization, and marketing. While AI holds great promise, it also presents evolving risks, challenges and uncertainties. There is no guarantee that the use of AI will consistently improve our platform or help make our operations more effective, efficient, or profitable. The AI models we use might not always be correctly designed or implemented and could rely on data that is biased, incomplete, or otherwise suboptimal. Our AI technologies could face issues due to unforeseen defects, technical challenges, data breaches, cybersecurity threats, or performance-related concerns. Consequently, our use of AI might unintentionally hinder our efficiency or produce outcomes that misalign with our business goals or values or do not comply with our policies or procedures, potentially affecting our brand and reputation or negatively impacting the performance of our business. There is also a risk of facing liabilities due to non-compliance with laws or contractual obligations.
Additionally, if any of our employees, contractors, vendors, or service providers input our confidential information while using any third-party AI technology related to our business, it might unintentionally expose this sensitive information. This could impact our ability to adequately protect our intellectual property rights or harm our competitive position and reputation.
We have utilized and may continue to explore generative AI, a novel technology still in its early commercial stages, in specific business areas like customer service and code analysis. While promising, generative AI poses additional risks and may produce outputs that are inaccurate, incomplete, or biased and which may not be easily detectable. Our established processes and controls, which include human oversight in AI training and monitoring of generative AI tools, aim to mitigate these risks. However, any deficiencies or perceived flaws in AI-generated content could negatively impact our reputation and business, potentially leading to additional costs, including in the form of damages or fines.
Additionally, the rapid evolution of artificial intelligence technologies has the potential to significantly alter the cybersecurity threat landscape. The increasing availability of advanced AI tools may enable malicious actors to more quickly identify vulnerabilities, automate reconnaissance activities and develop increasingly sophisticated attack methods or exploit artifacts. As a result, the time between the discovery of new vulnerabilities and their exploitation may shorten significantly, while our existing detection, remediation and patch management processes may not evolve at the same pace. This dynamic could increase our exposure to cybersecurity incidents, system intrusions, service disruptions or data breaches, any of which could adversely affect our operations, reputation, financial condition and results of operations.
Moreover, the use of artificial intelligence within our organization, particularly if not subject to appropriate governance frameworks, internal controls, access restrictions and usage guardrails, may introduce additional risks. Improper or unauthorized use of AI tools by employees, contractors or third parties — including the inadvertent disclosure of sensitive or confidential information, the use of insufficiently reviewed AI‑generated code or content, or vulnerabilities introduced into our systems — could result in data loss, data leakage, intellectual property exposure or cybersecurity incidents. Any such events could harm our reputation and expose us to regulatory investigations, contractual liabilities and additional remediation, compliance or legal costs.
In addition, the use of AI by us or by third parties may increase the likelihood of data breaches or cybersecurity incidents involving personal or other sensitive information. Such incidents could adversely affect our reputation and subject us to legal or regulatory risks, particularly with respect to privacy, data protection and intellectual property laws.
For further information on risks related to our use of artificial intelligence, see also “—As the regulatory framework for artificial intelligence and machine learning technology evolves, our business, financial condition and results of operations may be adversely affected.”

Form 20F 2026 FY2025	19

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
In addition, an artificial intelligence bill is currently at an advanced stage of the legislative process in Brazil. This bill seeks to establish general national standards for the development, implementation and responsible use of AI systems. If enacted, this legislation may introduce new compliance obligations, liability standards and potential usage restrictions applicable to AI technologies. Such requirements could directly affect our operations and the manner in which we deploy AI systems. The enactment of this legislation may also impose additional compliance burdens and require the adoption of specific transparency, governance and accountability measures related to our use of artificial intelligence.
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
We are subject to laws and regulations related to the prevention and combating of money laundering, financing of terrorism, corruption, and other illegal activities. These laws and regulations require, among other measures, that we adopt and apply “Know-your-Client,” “Know-your-Supplier,” “Know-your-Partner” and “Know-your-Employee” procedures (including in all cases, politically exposed person, or PEP assessments, identification and qualification of the UBO's – Ultimate Beneficial Ownership), sanctions program, procedures to combat the financing the use of weapons of mass destruction and suitable internal policies to address our business risks. We must also provide training for employees in the prevention of all those illegal activities, as well as report suspicious transactions to the appropriate authorities.
Our subsidiary, Inter&Co Payments, Inc. is engaged in money transmission business in the United States. Money transmittal businesses are particularly exposed to money laundering risks, particularly in connection with international transfers involving low amounts, which may not be captured by monitoring procedures.

Form 20F 2026 FY2025	20

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
•to reduce the risk of contagion spreading from the financial sector to the real economic sector (systemic risk);
•to maintain financial stability; and
•to promote sustainable economic growth.

Form 20F 2026 FY2025	21

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

Form 20F 2026 FY2025	22

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

Form 20F 2026 FY2025	23

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
We may experience difficulty in the collection and foreclosing upon collateral for unpaid loans and financing
When borrowers default on loan and financing agreements, we take in-court or out-of-court measures to collect the amounts due. We may not be able to recover amounts resulting from defaulted loans by borrowers or seize assets pledged as collateral under these agreements, and such collateral, when seized, may not be sufficient to cover defaulted loan balances. For instance, all our real estate loans have the real estate in question as collateral (through a fiduciary assignment of property or mortgage). Foreclosure on such collateral requires us to observe specific procedures which may be time-consuming and may be further delayed due to circumstances outside our control (such as difficulty in locating the debtor). Judicial challenges by the debtor may also result in decisions requiring additional procedures to affect the foreclosure or even invalidating a completed foreclosure as a whole. Due to depreciation and other maintenance costs relating to the collateral, we may sell the asset within a short timeframe, which may require us to accept worse commercial terms for the sale. We may also be unable to sell the asset. We may also experience difficulties collecting defaulted loans or foreclosing on collateral if the debtor is in bankruptcy or in court or out-of-court reorganization. We cannot assure you that we will be able to collect defaulted loans, successfully and timely foreclose on the loan’s collateral or that the recovered amounts will cover the outstanding balance of a defaulted loan. As such, an increase in loan defaults or an increase in our loss resulting from defaults may materially adversely affect us.
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

Form 20F 2026 FY2025	24

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
We intend to expand our share of the Brazilian domestic financial market, particularly by expanding our participation in the retail segment (including personal loans) and by diversifying and expanding our portfolio of products and services. Our actual productivity, investments, operating costs and business strategies may be substantially less favorable than originally projected. Difficulties may arise particularly in the form of financial, demographic, competition-related and/or technology issues, among others. There can be no assurance that we will be successful in implementing our management strategies, or that our concentration of activities in specific segments will not materially adversely affect us.
Adverse decisions in legal and administrative proceedings and investigations to which we, our subsidiaries or our directors and officers are or become a party may materially adversely affect us.
We and members of our management may be party to lawsuits and administrative proceedings related to civil (including, in particular, claims under consumer laws), tax, labor, antitrust, and regulatory claims and investigations arising in the ordinary course of business. Certain of these lawsuits and proceedings may involve sizable damages claims. For more information on our current legal and administrative proceedings, see “Item 4. Information on the Company ― B. Business Overview ― Legal and Administrative Proceedings.”
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

Form 20F 2026 FY2025	25

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

Form 20F 2026 FY2025	26

We may be materially adversely affected if we are prohibited from using the brand “Inter” in any of our core business verticals or if we fail to protect our intellectual property rights.
We believe the brand “Inter” and “Inter&Co” is an important distinctive sign that help distinguish us from our competitors. In 2025, we received approval for the trademarks “INTER”, “BANCO INTER”, and “INTER&CO” under class 36 in the Nice classification (international trademark classification), which trademarks are valid for the next 10 years in Brazil. Class 36 in the Nice classification generally applies to financial services. However, this approval did not grant us exclusive rights to the “Inter” element in our brands (which would allow us to prevent other entities of using this word as part of a financial services, so that no third party can have exclusive rights over the brand “Inter” recognized for use in connection with financial services). The existing lawsuit aims to reinforce the brand's position and will serve as the final resolution to any further discussions on the matter. In 2025, the Trial Court issued a favorable ruling confirming that INPI’s refusal should be overturned and that the INTER trademark (both word and design) should be granted registration in Class 36. As the proceeding was decided favorably to the Company, the risk of an adverse outcome and related loss is considered to be remote. This decision combined with the INPI approvals has broadened our trademark protection and strategic position in Brazil.
In any case, our trademark is composed of a term that may be considered as usual, and it is unlikely that we will be granted exclusivity. As a result, (i) our ability to protect the brand Inter and to prevent third parties from using this brand is limited, and (ii) there can be no assurance that competent authorities would not recognize exclusive rights of third party over the brand Inter in certain industries or jurisdictions, in which case we may be prohibited from using our brand in these industries or jurisdictions. If we are unable to register the brand “Inter” or “Inter&Co” in any of the jurisdictions that we have business or are prohibited from using the brand “Inter” in any of our core business verticals, particularly in our banking operations, our business may be materially and adversely affected. Internationally, we are seeking recognition of the trademark “Inter&Co” and “Inter”, particularly in the US and Argentina In the US, we have submitted our registration requests with United States Patent and Trademark Office - USPTO where we have some challenges to overcome and are closely monitoring the progress. See “Information on the Company―B. Business Overview—Intellectual Property.”
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

Form 20F 2026 FY2025	27

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

Form 20F 2026 FY2025	28

Our international expansion efforts may not be successful or may subject us to increased risks.
Our operations are currently concentrated in Brazil, with an established presence in the United States. We have started to expand our operations internationally, notably to the United States and more recently to Latin America. We continue to evaluate opportunities to enter additional markets.
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

Form 20F 2026 FY2025	29

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
Our client base has grown over recent periods, and we expect this growth trend to continue. The significant increase in the number of clients in a short period of time increases our exposure to a number of operating risks, including failures in our ability to register banking transactions, as well as the unavailability of systems that are crucial to our business operations, the processing of gains and losses on public and private securities, detecting fraud and the settlement of purchase and sale orders in the capital markets, among other operating processes that may be negatively impacted. The realization of one or more of these risks may materially adversely affect our results of operations, financial condition and reputation.
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

Form 20F 2026 FY2025	30

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

Form 20F 2026 FY2025	31

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
Our holding company structure also means that we depend on the payments, dividends and distributions from our subsidiaries for funds to pay our holding Company's operating and other expenses and to pay the future cash dividends or distributions, if any, to holders of our Class A common shares. In addition, the payments, dividends and distributions from our subsidiaries to us for funds to pay future cash dividends or distributions, if any, to holders of our Class A common shares, could be restricted under financing arrangements that we or our subsidiaries may enter into in the future and we and such subsidiaries may be required to obtain the approval of lenders to make such payments to us in the event they are in default or they repayment obligations.
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

Form 20F 2026 FY2025	32

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
We may identify material weaknesses in our internal control over financial reporting and, if we fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.
We cannot provide assurance that significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. If we fail to maintain the adequacy of our internal control over financial reporting, as the laws, regulations and policies standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.
We are subject to consumer protection laws and governmental consumer protection authorities. Non-compliance with consumer protection laws and agreements entered into with authorities may adversely affect our reputation, brands and financial results.
In Brazil, the Consumer Protection Code, which is applicable to financial institutions, regulates commercial practices and provides for, among other things, product and service liability, strict liability of the supplier of products or services, reversal of the burden of proof to the benefit of consumers as the weaker party, the joint and several liability of all companies within the supply chain, abuse of rights in contractual clauses, advertising and information on products and services offered to the public. The Consumer Protection Code further establishes the consumers’ rights to access and modify personal information collected about them and stored in private databases. Brazilian consumer protection laws could result in substantial compliance costs. Financial institutions are generally exposed to a significant number of administrative and judicial claims from consumers, and scrutiny of federal and state prosecution offices and associations for protection of Consumer’s Rights. We are involved in certain public civil claims or other types of class actions available under Brazilian law with claims relating to our payroll deduction loans and other matters, and may be subject to new claims in the future. The public prosecutor’s office and governmental consumer protection authorities may inspect and initiate administrative proceedings related to regulatory compliance. In such cases, we may enter into consent orders (termos de ajustamento de conduta) with these authorities, through which we will agree to perform (or abstain from performing) certain actions.
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

Form 20F 2026 FY2025	33

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
For example, on August 5, 2020, the SELIC rate reached 2.0%, the lowest level in history, a decision taken at a time of strong reduction in the level of activity of the global economy. However, the SELIC rate has increased significantly since 2021. On March 19, 2025, the SELIC rate was increased to 14.25%, due to concerns of inflationary pressures.
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

The Brazilian Congress approved a broad tax reform that aims at replacing several federal, state and municipal taxes with two new Value Added Taxes (VAT) (reform of consumption taxes). The new tax regulation provides for a transition period in which both current taxes and the new VATs will coexist, with a progressive reduction of the former and a progressive increase of the latter. Tax rates are not defined yet. The approved reform of consumption taxes also determines that financial services will be subject to a special taxation regime.

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

During 2025, the Brazilian Congress has approved significant changes to the income tax regime affecting both individuals and legal entities, including: (i) taxation of dividends paid to individuals and non-resident legal entities; (ii) an increase on the taxation of interest on net equity (juros sobre o capital próprio - JCP); and (iii) the reduction of federal tax benefits and an increase on the Social Contribution on Net Income (Contribuição Social sobre o Lucro Líquido - CSLL) tax rate for Payment Institutions. Furthermore, the Brazilian Federal Government also implemented changes in the Financial Transactions Tax (Imposto sobre Operações Financeiras – IOF) rate.

Form 20F 2026 FY2025	34

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

Form 20F 2026 FY2025	35

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

Form 20F 2026 FY2025	36

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

Form 20F 2026 FY2025	37

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
Economic policies, including credit, monetary, tax and exchange policies, are used as instruments to maintain the functioning of Brazil’s economic system. In this context, changes in regulations of exchange controls, taxes and other areas applicable to services offered by financial institutions may materially adversely affect us. As Brazil approaches presidential elections scheduled for October 2026, uncertainty regarding the outcome of the elections and future economic and regulatory policies may further increase volatility in the market price of securities issued by companies with businesses in Latin American countries, including our securities, which may adversely affect our business.

Form 20F 2026 FY2025	38

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

Form 20F 2026 FY2025	39

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
In October 2024, Moody’s upgraded Brazil’s credit rating to a Ba1, which was maintained in May 2025. Since July 2023, Fitch’s maintained Brazil’s BB - credit rating.
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

Form 20F 2026 FY2025	40

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

Form 20F 2026 FY2025	41

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
Brazil has been experiencing high rates of inflation. A number of measures and plans were adopted by the Brazilian central bank to combat inflation, which negatively affected the Brazilian economy. If, however, the Brazilian central bank fails to control inflation, we may be materially adversely affected due to a negative impact on our ability to meet our obligations given certain of our agreements are adjusted by the inflation indices. Inflationary pressures may also reduce our ability to access foreign financial markets, affect our clients’ ability to meet their obligations and lead to further government intervention in the economy, including the introduction of economic policies that may materially adversely affect the performance of the Brazilian economy as a whole and, consequently, us.
Risks Related to Our Common Shares
Our controlling shareholder owns all our Class B common shares, which represent approximately 78% of the voting power of our issued share capital and controls all matters requiring shareholder approval.
Our controlling shareholder controls us through the ownership of all our Class B common shares and, therefore, approximately 78% of our voting capital. Our Class B common shares are entitled to ten (10) votes per share and our Class A common shares are entitled to one vote per share. As a result, our controlling shareholder controls the outcome of all decisions at our general meetings and will be able to elect a majority of the members of our board of directors. The decisions of our controlling shareholder on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. For further information regarding shareholdings in Inter&Co, see “Item 7. Major Shareholders and Related Party Transactions.” So long as our controlling shareholder beneficially owns a sufficient number of Class B common shares, even if they beneficially own significantly less than 50% of our outstanding share capital, they will be able to effectively control all decisions at our general meetings.
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
The market price of the Class A common shares may be influenced by many factors, some of which are beyond our control, including:
•announcements by us or our competitors of significant contracts or acquisitions;
•technological innovations by us or competitors;
•the failure of financial analysts to continue covering our Class A common shares;

Form 20F 2026 FY2025	42

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

Form 20F 2026 FY2025	43

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

Form 20F 2026 FY2025	44

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

Form 20F 2026 FY2025	45

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

Form 20F 2026 FY2025	46

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
We are subject to the Economic Substance Regime in the Cayman Islands.
The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised) (the “Economic Substance Act”). The Economic Substance Act is supplemented by the issuance of related Guidance on Economic Substance for Geographically Mobile Activities. We are currently subject to the Economic Substance Act. As we are a Cayman Islands exempted company, compliance obligations include filing annual notifications for us, which need to state whether we are carrying out any relevant activities and, if so, whether we have satisfied economic substance tests to the extent required under the Economic Substance Act. Given our business activities and operations may change from time to time, it is difficult to predict if we will continue to be subject to the Economic Substance Act and the impact that the Economic Substance Act could have on us and our subsidiaries. For example, compliance with any applicable obligations may create significant additional costs that may be borne by us or otherwise affect our management and operation. We will continue to consider the implications of the Economic Substance Act on our business activities and operations and reserve the right to adopt such arrangements as we deem necessary or desirable to comply with any applicable requirements. Failure to satisfy these requirements may subject us to penalties under the Economic Substance Act.
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

Form 20F 2026 FY2025	47

Based on our Audited Financial Statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not believe that we were treated as a PFIC for the 2025 or 2024 taxable years and we do not anticipate becoming a PFIC for our current taxable year or in the reasonably foreseeable future.
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
Pursuant to Brazilian law, we may amend the BDR deposit agreement and the rights of Inter&Co BDRs by means of an agreement with the BDR Depositary and without the consent of BDR holders. We also can change in the BDR program without the consent of BDR holders. In both cases, even if the amendment or change is materially adverse to the rights of BDR holders, it will become effective and the BDR holders will not be able to challenge such amendment.

Form 20F 2026 FY2025	48

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
In 2008, we were granted by the Central Bank of Brazil a full Commercial Banking license, which enabled us to perform all banking related activities in Brazil. Thus, we began to operate as a full service bank, by offering financing, investments, and real estate credit, under the name Banco Intermedium S.A. (“Banco Intermedium”). In 2012, we launched our insurance brokerage activities, offering a broad suite of insurance products to our clients. In 2013, Inter DTVM was also created, our investment broker regulated by the CVM.
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
Between 2019 and 2024, we experienced high growth in number of clients (from 4 million in 2019 to approximately 36.1 million in 2024), and a continuous increase in the range of products offered. Thus, we believe that Inter is much more than just a bank; we are a financial SuperApp, that empowers people to manage their finances and daily activities, through a simple and seamlessly integrated digital experience. For more information or strategy, see “Item 4. Information on the Company ― B. Business Overview ― Overview.”
In June 2022, we concluded our corporate reorganization, which consisted in the migration of Banco Inter’s shareholding base on B3 in Brazil, to Inter&Co on Nasdaq in the U.S. Since then, the public held company is Inter&Co, Inc., negotiated under the ticker INTR, and with Level II Brazilian Depositary Receipts (BDR) traded on the B3, under the ticker INBR32.
We believe we were the first Brazilian company to complete this redomiciliation, demonstrating our pursuit of innovation. The conclusion of this important step in our journey is part of an expansion plan to access the world’s largest and more mature investors in the world, to keep leveraging our growth and path to profitability.

Form 20F 2026 FY2025	49

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
We aim to extend the capabilities we have developed in Brazil into new markets, including in the U.S., offering solutions for Brazilians who travel abroad and to US Residents. For more information on the Global business vertical, see “Item 4. Information on the Company― B. Business Overview― Our Verticals.”
In May 2023, we launched our seventh vertical, Loyalty. Through the product we called “Inter Loop”, we are using our the banking structure as the backbone to structure a rewards program within the financial SuperApp. For more information on the Global business vertical, see “Item 4. Information on the Company― B. Business Overview― Our Verticals.”
In 2024, we sold 36.8 million of our Class A common shares through a follow-on offering, raising approximately US$162 million in gross proceeds. The offering initially closed in January 2024 and the exercise of the over-allotment option closed in February 2024. One of the main objectives of the follow-on offering was to enhance liquidity for our Class A Shares traded on Nasdaq.
In July 2024, we acquired the remaining 50% equity interest in Granito Instituição de Pagamento S.A. (now Inter Pag Instituição de Pagamento S.A. or “Inter Pag”), which became our wholly owned subsidiary. The acquisition of Inter Pag, a payment processing technology company, expanded our capabilities by enabling us to offer acquiring services to our existing business clients, as well as working capital financing through the anticipation of credit card receivables.
During 2025, we continued our commitment to innovation by introducing several new products and features to our Financial SuperApp. These included "My Piggy Bank by Savings Goals," designed to help clients achieve their financial objectives, and "My Credit Journey," a financial education tool aimed at guiding clients toward improved credit scores and limits. Through these innovations, we remain focused on enhancing the user experience and reinforcing our brand. Notably, we were recognized as the seventh most powerful brand in Brazil in the 2025 Brand Finance ranking, and as the leading banking brand among Generation Z, according to a survey conducted by Forma Turismo in 2025.
On January 26, 2026, our Board of Directors approved the initiation of the process to discontinue our Level II Sponsored BDR program and to implement an Unsponsored Level I BDR program. The proposed change is intended to enhance efficiency by reducing redundancies associated with maintaining issuer registration and regulatory obligations in more than one jurisdiction. As of the date of this annual report, the discontinuation process remains under review by CVM.
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

Form 20F 2026 FY2025	50

Investors should contact our Investor Relations Department for any inquiries through the address and email indicated above. Our primary website is <https://inter.co/> and our Investor Relations Department’s website is <https://investors.inter.co/>. The information contained in, or accessible through, our website is not incorporated into this annual report. In addition, the SEC maintains a website at http://www.sec.gov, from which you can electronically access this annual report, and other information regarding issuers that file electronically with the SEC.
B.    Business Overview
Overview
Our purpose is to create a world where interactions between people generate more value, through a simple and seamlessly integrated financial digital experience. We aim to bring the breadth of possibilities of the offline world to the palm of our client’s hands, with the convenience and scalability of our digital native financial SuperApp.
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
Inter has evolved to become a relevant player within the Brazilian banking system, reaching over 43 million total clients as of December 31, 2025, which represents around 29% of the adult population in Brazil.
As of December 31, 2025, we had a total of R$54,883.1 million in liabilities with customers, mostly comprised by time and demand deposits, and R$72,919.6 million in Funding from what we believe is a highly diversified portfolio from approximately 25.0 million active clients. During 2025, the average accumulated Interbank deposit rate (the CDI) in Brazil was 14.3%. In comparison, our Cost of Funding in 2025, a Non-GAAP financial measure, was 9.3%, or 65.3% of the average CDI during the same period. We believe this cost advantage is due to our high concentration of deposits as a percentage of our Funding, a Non-GAAP financial measure. As of December 31, 2025, liabilities with customers and interbank deposits represented 75.3% of our Funding, a Non-GAAP financial measure.

Form 20F 2026 FY2025	51

Traditional Banks
+
Tech Companies
Wide Range of Products
Full Banking Licensed
Low-Cost Structure
Broad Digital Ecosystem
Strong Deposit Franchise
Robust Credit Underwriting
Focus on UX
Innovation Driven Culture
=
inter

We believe that consumers seek a unique and digital experience to manage complex activities in their daily lives, from paying bills in a fully digital format to buying daily essentials through an integrated e-commerce solution. To meet the need of these clients, we built our financial SuperApp, which we believe is one of the most globally comprehensive mobile applications in terms of breadth of services.
We allow clients to capitalize on the full extent of our technology to solve many of their daily financial and non-financial needs across one single financial SuperApp, which include the following business verticals:
1.Banking & Spending – a fully digital account that allows clients to pay bills, spend online and offline, and transfer funds, among many other features.
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

Form 20F 2026 FY2025	52

We strive to deliver this ever-growing immersive digital experience to our clients through a winning formula that is based on four key “pillars”:
a.Full Bank Depository Capabilities – We have a fully licensed bank in Brazil inside of Inter&Co (Banco Inter S.A.), which enables us to take free demand deposits and operate more efficiently.
b.Consistent Culture of Innovation – Across our organization, we have cultivated an “Orange Blood” culture that sparks creativity among all of our employees.
c.Technology Platform – We have developed a technology platform that enables us to combine banking and commerce ecosystems in a single financial SuperApp, launch new products faster, constantly enhance existing capabilities, operate more efficiently, and reduce operating costs.
d.Proprietary Data & Analytics – We have data capabilities that enable us to learn more about our clients and offer tailored solutions, personalized client service and underwrite more efficiently.
Inter’s business and growth are driven by our self-reinforcing flywheel:
We believe that our brand drives strong organic client acquisition. In 2025, we continued to attract new clients at an average of 1.1 million new active clients per quarter.
These results were driven by marketing efforts focused on attracting clients more likely to become primary users of our platform and activating them immediately after onboarding. We finished 2025 with over 43 million clients, with a 58% activation rate.

Form 20F 2026 FY2025	53

With each new client, we collect behavioral and transaction data, which we utilize to enhance activation, up-sell, and cross-sell efforts while informing clients about the breadth of our product offerings, ultimately driving greater engagement. As engagement grows, we generate additional data that allows us to further refine and personalize the client experience, including through the usage of Artificial Intelligence (AI) tools. This enhanced client experience fosters word-of-mouth referrals, increasing product awareness and reinforcing our brand.
Our robust technological infrastructure seamlessly powers these millions of transactions, driving deeper engagement across our platform. In 4Q25, we achieved an average of 21.5 million daily logins in our app, an impressive rise from 17.4 million in 4Q24, further demonstrating the growing connection between Inter and our clients.
Our Products and Solutions
We believe that we offer one of the most complete sets of products and solutions in Brazil. We have developed what we believe to be a complete banking ecosystem, and, when considering to launch a new product, we conduct a thorough analysis to estimate our marginal expected return in relation to our expected research and development investment. We have designed our product strategy with the purpose to deepen client relationships, improve unit economics, and strengthen our market position by creating:
•High Value Products – to generate more revenue per active client,
•High Volume Products – to generate more engagement per active client, and
•High Variety of Products – to capture more wallet share per active client
Our platform has already consolidated more than ten products with more than one million active customers such as PIX, Piggy Bank (investments), debit cards, cards insurance, and others. Besides demonstrating our range of revenue diversification, we believe this also demonstrates our capabilities to provide diversified product lines and engage clients effectively across them. We have increasingly evolved in our ability to accelerate the adoption of our products by our clients, as shown in the chart below, we were able to reach 1 million active clients in six quarters for some of our newest products launches: PIX and Inter Loop. We expect that faster and consistent client engagement as well as organic cross-selling will continue to boost our client lifetime value and our results.

Form 20F 2026 FY2025	54

Note 1: Products launched before the first quarter of 2019, first quarter included in the chart was the first quarter of 2019 to fit the chart. Note 2: Scale reduced to fit graph, PIX had 18.6 million active clients on December 31, 2025, Inter Loop had 16.4 million active clients on December 31, 2025, Debit Card had 8.9 million active clients on December 31, 2025, Bill Payment (Boleto) had 7.2 million active clients on December 31, 2025, and Deposits had 21.5 million active clients on December 31, 2025
We believe our focus on client engagement has shown some promising results. We have observed that our average revenue per active client, or ARPAC, tends to steadily increase among our client cohorts as the cohorts age. As our clients become more engaged with the financial SuperApp and start engaging with products with higher profit margins such as loans, investments and cards, the value they generate for us increases. We believe that our focus on client engagement and offering innovative products and services contributes to this trend.
Complete Banking
Banking serves as the foundation for attracting and activating our clients, enabling us to generate attractive, low-cost funding. We support our clients in managing their financial lives by offering a comprehensive digital checking account. Through our Financial SuperApp, clients can access a broad range of financial solutions, from credit and debit cards, to specific products like mortgages, payroll loans and more.
Integrated Commerce
Through the financial SuperApp, our clients can shop online in a high variety of stores, that are integrated to our app though partnerships with bigger merchants in Brazil. By integrating banking and financial services with our commercial offerings into a single app, we believe we can deliver greater value to our clients while creating a data availability advantage for our platform. This synergy enables us to enhance client engagement and strengthen our capacity to monetize the relationships we build on the banking side of the business.
Global Capabilities
We are expanding our financial SuperApp into the United States and began to offer a global account to our Brazilian clients traveling to or living in the US. With that, we are extending the value we have created in banking and commerce across borders. According to the US International Trade Administration, almost 1.4 million Brazilian tourists traveled to the US in 2025, and according to the Brazilian Foreign Ministry, in 2024 there were nearly 2 million Brazilians living in the US. We believe these potential clients know us and are a clear fit for the products in our global vertical.

Form 20F 2026 FY2025	55

Our Business Verticals
This strategy results in seven business verticals, offered in one single financial SuperApp: (i) Banking & Spending; (ii) Credit; (iii) Inter Shop; (iv) Investments; (v) Insurance Brokerage; (vi) Global; and (vii) Loyalty. Below we describe each of them in more detail:
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
According to data from the Central Bank, there were over 20 billion individual PIX transactions with a total volume of R$8.5 trillion in the fourth quarter of 2025. During this same period, we were involved in nearly 1.7 billion PIX transactions, nearly 8% of market share, with a total volume of R$429.8 billion.
In 2025, our Card+PIX TPV was R$1.6 trillion, a 29% increase when compared to 2024. The graph below outlines the evolution of the monthly Card+PIX TPV per active client of each of our client cohorts.

Note: Graph considers PIX, credit card and debit card transacted volume per client cohort

Form 20F 2026 FY2025	56

Credit
We believe the strength of our primary digital banking client relationship generates a strong competitive advantage. It enables us to grow our Gross Loan Portfolio efficiently and optimize our underwriting through the wealth of data that our platform provides coupled with machine learning and AI.
Our product lines within this business vertical include real estate, SMB, payroll and personal loans, and credit cards. Loans and advances to customers, net of provisions for expected loss was R$45.3 billion as of December 31, 2025, representing an increase of 35.8% compared to December 31, 2024. Loans to financial institutions was R$4.3 billion as of December 31, 2025, representing a decrease of 22.8% compared to December 31, 2024. Gross Loan Portfolio, a non-GAAP measure calculated as the sum of loans and advances to customers and loans to financial institutions, was R$52.6 billion as of December 31, 2025, representing a 27.6% increase compared to December 31, 2024.
We distribute our products digitally, in our financial SuperApp. We aim to help clients to borrow more efficiently and at a lower cost by leveraging their most valuable assets, including their salary, real estate, and retirement funds.
Some of our product highlights of 2025 were: (i) Private payroll, a new product in which we currently estimate to have approximately a 2.5% market share of the Brazilian portfolio, based on market data from Banco Central do Brasil, and is a product which we believe has a great capability of cross-selling, high margins and opportunities to expansion; (ii)Home-equity loans for individuals, in which we currently estimate to have approximately a 8.7% market share of the Brazilian portfolio, based on data from the Brazilian Association of Real Estate Loans and Savings Companies (Associação Brasileira das Entidades de Crédito Imobiliário e Poupança - ABECIP) and is a product which we believe has a high profit margin.
However, despite our robust growth over the past few years and gain in market share across our products, we believe we have other opportunities for further growth such as payroll, credit card and others.
According to Central Bank, the total market in Brazil for loan portfolios is R$7.1 trillion. As of December 31, 2025, we have a market share of 19.5% of individual and bank accounts based on data from the Central Bank. However, we believe that we can still grow our market share in credit products as it is currently below our market share for number of accounts.
We believe we manage credit risk prudently, which results in positive trends in asset quality. During 2025, we improved delinquency rates, especially for credit cards, by further enhancing our collection processes and underwriting models. Our NPL > 90 days as percentage total Gross Loan Portfolio was at 4.7% as of December 31, 2025, compared to 4.9% as of December 31, 2024. On non-performing loans from 15 to 90 days (NPL 15 to 90 days) our NPL 15 to 90 days as percentage total Gross Loan Portfolio was 4.0% as of December 31, 2025 and 4.0% as of December 31, 2024.
We also believe we kept an adequate amount of provisions to cover our NPL>90 days. As of December 31, 2025, our provisions for expected credit loss represented 141% of our NPL>90 days, what we call coverage ratio.

Form 20F 2026 FY2025	57

Our Loans and Advances to Customers divided by our number of active clients as of December 31, 2025 was R$1,119.6. We believe these figures indicate that we still have significant potential to expand our credit portfolio through our existing clients, as they indicate that our clients do not have a substantial amount of debt in comparison with their financial condition.
Inter Shop
In November 2019, we launched our e-commerce platform, Inter Shop. Our initial vision for the e-commerce offering stemmed from our desire to continue increasing our ability to leverage our primary banking relationship to improve our capacity to garner client attention, frequency, recurrence and bundling.
Inter Shop delivered R$5.4 billion in GMV in 2025, compared to R$5.0 billion in 2024.
The integrated experience of the Inter Shop in the financial SuperApp allows us to maximize the array of potential offerings to our clients. For example, we can offer our clients a differentiated Buy Now Pay Later payment option in a closed-loop channel, which we believe improves our margins and returns. We can also use the Inter Shop platform to provide clients with incentives to save and help fund our balance sheet via deposits.
We generate significant revenue by connecting clients and sellers, providing sellers with the distribution capabilities of our platform. For clients, we offer payment solutions, credit options such as Buy Now, Pay Later, and convenience.
We deliver five core value propositions to our Inter Shop clients that underpin our differentiation. Those are:
a.A Broad Product Suite: approaching 4.4 million Stock Keeping Unit (SKUs);
b.Superior Personalization: As a result of our ability to capture client behavioral data across Inter’s platforms, we provide highly customized special offers and promotions to our clients;
c.Safety and Reliability: Our clients feel safe purchasing through the financial SuperApp knowing that we will keep their personal and financial information secure;

Form 20F 2026 FY2025	58

d.Attractive Incentives: offering cashback or Loop Points (into our reward vertical “Loyalty”) to clients and attractive product exposition to retailers;
e.Payment capabilities: which include credit cards, Buy Now Pay Later, debit cards, PIX or Loop Points, all integrated seamlessly within our financial SuperApp, eliminating the need to switch to other apps.
Investments
Our investments vertical, is an all-in-one platform which offers a complete range of solutions and products to our clients, inside the financial SuperApp. We offer clients the opportunity to invest in fixed-income products, a stock exchange platform to invest in Brazil and in the U.S., investment funds, cryptocurrencies, savings account, and Tesouro Direto (a Brazilian government program that allows individual investors to purchase Brazilian treasury bonds). We also have an asset management platform, called Inter Asset, which provides mutual funds developed in-house and customized solutions, a capital markets platform for corporate clients, providing debt securities, trading, and custody services.
Our digital brokerage offering is democratized: we provide the same trading capabilities and products to everyone. We believe in the importance of empowering our clients with the resources to make the most informed investment decisions. That is why education in the form of research and community engagement content is a core part of our experience, as many of our clients are first-time investors and require additional information and/or suggestions on optimal investment portfolio allocation. For beginners, we provide educational content along with an advisory-robot tool where a virtual investment assistant will ask a few questions, analyze the client’s profile and goals, and propose tailored-made investment options. For more experienced investors, we offer sell-side research reports produced by Inter’s macro, fixed income and equities research teams, and advanced trading tools.
As of December 31, 2025, we had 8.8 million active clients on investments, a 25.7% growth since December 31, 2024. Our penetration, defined as active investment clients divided by total clients, is 20.4% - which we believe highlights the growth potential of the segment even within our own current client base. In terms of Assets Under Custody (AUC), as of December 31, 2025, we have reached approximately R$180 billion, corresponding to a 27.2% growth compared to December 31, 2024, with R$20.4 thousand in average AuC per active client as of December 31, 2025.
In addition to offering clients a wide range of investment alternatives, in a transparent and low-cost format, this business vertical stimulates cross-selling and helps us to achieve the position of primary bank of choice for our clients, which we believe leads to higher retention and lower churn over time.
We believe we have a self-reinforcing ecosystem that provides us with two important competitive advantages:
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
We sell 26 different types of insurance solutions via a simple and integrated experience, and as we collect more data from our clients, we are able to learn more about their protection needs and add new products to service them.

Form 20F 2026 FY2025	59

We continue enhancing our insurance brokerage platform and transforming the way our clients engage with financial services by removing transaction costs at each transaction journey that our clients take with us, such as embedding the option of adding a gadget insurance in an Inter Shop purchase, or embedding the option of adding a travel insurance in a Travel sale. In 2025, the revenue of this vertical grew 24.6% when compared to 2024. We were also able to increase the number of active clients to approximately 10.1 million on December 31, 2025 from 5.3 million on December 31, 2024.
We have important partnerships with Yelum Seguros (former Liberty Seguros) and HDI Seguros (former Sompo Seguros) to distribute their insurance products, some of them with exclusivity agreements for 15 years. We also have a partnership with Wiz – which has a 40% of equity interest in Inter Seguros, to boost our insurance distribution platform.
Global
The first step of our international expansion process was the acquisition of Inter&Co Payments, Inc., in January 2022. Inter&Co Payments is a licensed Money Service Business offering foreign exchange and international remittance services, as well as other financial products through an e-wallet solution we have named “Global Account”.
In 2022, we also incorporated Inter Securities LLC, a fully licensed Broker Dealer, handling brokerage services for Inter customers wishing to invest in the American stock exchanges. Our investment platform is powered by partnerships with clearings that enable investors to access the NYSE and NASDAQ and trade from within our financial SuperApp, and provide our Wealth Management Clients a full array of investment options.
In January 2023, we acquired YellowFi Mortgage LLC, now Inter US Finance, a company that owns, manages and operates a mortgage lending and origination business in the states of Colorado, Florida and Georgia, and YellowFi Management LLC, now Inter US Management, a company that manages and operates the Inter Mortgage Opportunity Fund, a residential mortgage notes investment fund that holds residential mortgage loans throughout the United States.
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
We have recently initiated the process of structuring our global expansion into the Latin American region. This project began with the establishment of a partnership with a local financial institution and an investment advisor in Argentina. The goal is to provide Argentinian clients with access to international investments through the Inter Securities platform.
In January 2026, the Florida Office of Financial Regulation and the Federal Reserve Board, announced their approval of the application by Banco Inter to establish a state licensed branch in Miami, Florida. The authorization will allow Banco Inter to expand its financial services in the US for both individual and business clients, strengthening its global presence.
While we remain at the beginning of our journey of expanding across borders, we are excited about the progress we have made so far. We have grown the number of Global Accounts to approximately 5.4 million accounts as of December 31, 2025, an increase of 37.6% compared to the same date of 2024.

Form 20F 2026 FY2025	60

Our Global products are structured into two categories: (i) Brazilians; and (ii) US Residents. With product offerings that goes from: Digital USD account, remittances, gift cards of U.S. stores, USD credit cards, investments and mortgages.
Other markets are under analysis and we expect to continue our international expansion. See “Item 3. Key Information ―D. Risk Factors—Risks Relating to our Business—We may be unable to identify, complete, integrate or obtain the benefits of past and future acquisitions.” and “Our international expansion efforts may not be successful or may subject us to increased risks”
Loyalty
Our seventh vertical, Loyalty, launched in 2023, enables clients earn and redeem Loop Points. We use our banking structure as the backbone of the rewards program and connect all verticals to offer multiple options for our clients to earn and use points inside the financial SuperApp. We believe this vertical shows a strong opportunities for cross-selling, increasing engagement and monetization.
With Inter Loop, instead of being limited to cashback, our clients earn points and have freedom to choose how to redeem these points. Options to redeem points include, in addition to other options we may launch in the future:
1.Cashback
2.Discounts in Inter shop;
3.Airline miles;
4.Dollars in Global Account;
5.Investments; and
6.Insurance products

Form 20F 2026 FY2025	61

As of December 31, 2025, Inter Loop had reached nearly 16.4 million active clients, which on average, spend more than non-Inter-Loop clients. We believe this reinforces the value of our rewards program in generating increased customer loyalty and engagement.
Our Main Subsidiaries and Key Investees
Banco Inter
Banco Inter. is the main subsidiary of Inter&Co, Inc. It is a fully licensed bank in Brazil, which offers a fully digital account that allow clients to pay bills, transfer cash, amongst other financial features. Banco Inter also operates through a branch located in the Cayman Islands. In January 2026, the Florida Office of Financial Regulation, and the Federal Reserve Board, announced their approval of the application by Banco Inter to establish a state‑licensed branch in Miami, Florida.
For information about Banco Inter S.A., see “Item 4. Information on the Company - A.History and Development of the Company”.
Inter Seguros
Inter Seguros brokers various types of insurance through a specialized and structured team , including, but not limited to corporate insurance, digital insurance and bank insurance. We currently hold approximately 60% of the equity interest in Inter Seguros, while the remaining 40% is held by Wiz.
Inter Seguros’ main focus is acting as an insurance broker through our digital platform, offering the sale of a full range of products, such as Life insurance, , Credit Card insurance, Travel insurance, PIX insurance, among others. Additionally, Inter Seguros also intermediates the commercialization of services such as Pet Plans, Telemedicine, and Consortium. The products distributed by Inter Seguros are underwritten by our partners: Yelum Seguros, HDI Seguros Bamaq, among others.
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
Inter Asset
Inter Asset is an asset management company that operates in investment funds, private wealth management, managing investment funds and private pension plans. Inter Asset’s purpose consists of: (i) the development of activities related to the administration of securities and investment portfolios and the management of third-party resources; and (ii) the management or administration of investment funds in general in the financial and securities markets, in accordance with the applicable regulations.
As of December 31, 2025, we held approximately 70% of Inter Asset through Banco Inter (with the remaining 30% held by Inter Asset’s shareholders, including the founders). In January 2026, Banco Inter S.A. acquired an additional stake equivalent to 29% of the total share capital of Inter Asset, for approximately R$ 35.2 million, as previously approved by Brazilian Central Bank. As a result of the acquisition, Banco Inter S.A. came to hold 99.9% of Inter Asset.

Form 20F 2026 FY2025	62

Inter Shop
Inter Marketplace Intermediação de Negócios e Serviços Ltda or Inter Shop, engages in, conducts various activities, including sales promotion, as an intermediary, of non-financial products and services through partnerships available in our app. The sales experience and connection with our commercial partners occurs through two distinct ways: (i) affiliates and (ii) end-to-end. In the first partnership model, Inter clients use our financial SuperApp to locate the e-commerce page of their desired store and then redirected to the store’s external website (hosted outside our SuperApp). In the second model, the entire client purchase experience is built directly within the SuperApp, ensuring seamless and integrated user experience.
Through its subsidiary Inter Conectividade, Inter Shop also offers Inter Cel, a set of mobile plans provided under our operation as a virtual network operator of Vivo (Telefônica Brasil). Additionally, it includes Recarga, a service enabling customers to recharge their mobile plans.
Inter Shop further provides a travel and entertainment services platform through its subsidiary Inter Viagens e Entretenimento Ltda (“Inter Viagem”). This subsidiary is also responsible for offering gift cards, allowing users to purchase prepaid cards for use in affiliated physical and online stores, directly through the Inter application.
Inter Shop also operates our (i) Branding vertical, coffee shops located throughout Brazil through its subsidiary Inter Café Ltda. (“Inter Café”), (ii) an online retailer that sells Inter branded products (such as gadgets, notebooks and apparel) through its subsidiary Inter Boutiques Ltda. (“Inter Store”) and (iii) a benefits subscription business through its subsidiary Inter Food S.A. (“Inter Food”).
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
Inter&Co Payments
Inter&Co Payments, is a U.S. based financial technology company which provides foreign exchange and payment services, offering, among other products, a digital account solution through a Banking-as-a-Service partnership, for both international money transfers and domestic use. Inter&Co Payments has licenses to act as a money transmitter in 47 states in the United States, and can offer U.S. residents services such as digital wallet, bill payment, among others.
Inter US Finance and Inter US Management
In January 2023, we acquired Inter US Finance LLC and Inter US Management LLC, each a Florida limited liability company, Inter US Finance owns, manages and operates a mortgage lending and origination business in the states of Colorado, Florida, Texas and Georgia and Inter US Management is registered as an investment adviser with the SEC and provides discretionary investment advisory services in its capacity as investment manager and general partner to investment funds and limited partnerships
Inter Securities LLC
Inter Securities LLC (“Inter Securities”), a Delaware limited liability company, is registered as a broker-dealer with the SEC. Inter Securities is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). It provides brokerage services to investors as an introducing broker, clearing through DriveWealth LLC and Pershing LLC.
Inter Advisors LLC
Inter Advisors LLC (“Inter Advisors”), a Delaware limited liability company, is registered as an investment adviser with the SEC. Inter Advisors is authorized to provide discretionary and non-discretionary advisory services.

Form 20F 2026 FY2025	63

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
Through these initiatives, we processed over 17 million client inquiries that were solved in real time by artificial intelligence during 2025.
As more than 99% of our interactions are resolved in the first contact, we believe that currently most of our clients’ basic demands and transactions are already being resolved through our virtual assistant, which reduces our costs.
Geographic Presence
We are headquartered in Belo Horizonte, in the state of Minas Gerais, Brazil. Our digital strategy completely eliminates the need for physical retail branches and allows us to achieve broad coverage with low operational costs. We have clients in several Brazilian cities and we also operate in the United States.

Form 20F 2026 FY2025	64

Inter Clients by Brazilian States
Number of Inter clients as a percentage of the population of each state in Brazil as of December 31, 2025

0.3%
0.4%
2.0%
3.3%
2.4%
4.4%
1.6%
1.2%
1.6%
4.2%
0.3%
0.7%
1.3%
0.6%
1.1%
6.3%
1.5%
3.8%
12.2%
1.7%
1.1%
25.6%
8.8%
4.4%
3.1%
3.8%
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
Our product launching capabilities and speed to market is enabled by an entrepreneurial team and our access to a modern cloud-based tech-stack backed by a modular architecture that enables our approach of continuously expanding our products and services. Our application layer is composed of over 4.76 thousands microservices in a modern, decoupled and cloud-native architecture enabling agility, security, and scalability to foster our business verticals.

Form 20F 2026 FY2025	65

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
In 2025, we implemented several AI initiatives across more than 20 departments, integrating machine intelligence into day-to-day operations, from personalized customer interactions and automated back-office workflows to real-time decision support. These capabilities extend into our credit, risk, and fraud workflows, where we use behavioral analysis and machine learning to create individualized client profiles from historical transactions, spending patterns, device signals, and other variables. These models monitor activity in real time against personalized baselines to detect anomalies, reduce false positives, and accelerate legitimate transactions, while specialized tools, such as an AI-driven money-laundering detector and behavioral-biometrics access controls, strengthen our security and compliance posture. We also integrate external solutions like IBM Safer Payments to build predictive threat models and recommend countermeasures across payment channels, and by combining generative AI with advanced automation, we improved the accuracy of reports to the Brazilian Financial Activities Control Council (COAF) by more than 10x and tripled the operations desk’s analytical capacity. Seamlessly integrated into our cloud-native, microservices architecture, these AI capabilities drive better customer experience, operational scalability, and more effective fraud prevention across our digital banking ecosystem.
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
The main competitors by business vertical are listed as follows:
•Banking & Spending and Credit: In our Banking & Spending vertical, as well as in Credit vertical, we face competition from financial institutions such as Santander, Banco do Brasil and Caixa Econômica Federal, Bradesco and Itaú which are considered traditional banks and the digital banks Nubank, Original, Agibank, Neon and C6.
•Inter Shop: In the Inter Shop business vertical, one of the main competitors are Méliuz and Mercado Livre. We believe that we provide a wide range of products and services connected to our e-commerce that will allow us to retain our clients in the long run, such as: gift cards, food delivery, restaurant loyalty programs, cashback on gas refueling, cellphone plans, among others.
•Investments: In the investments business vertical, our main competitors are XP, Guide, and Sofis. We believe that we can compete effectively as a result of our investment platform based on products carefully selected and approved by Inter DTVM and offered through our free digital account. Easy access to a diverse range of products, included fixed income, securities and investment funds offered by us and third parties has proven beneficial in increasing our client base in recent years.

Form 20F 2026 FY2025	66

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
•Global: We face competition from Revolut, Remessa Online, Wise, Western Union, among others. We believe that our product, while being easy to use, delivers a wide range of benefits to our clients. We offer a full range of services such as international payments and transfers, import payments, export receipts and capital contribution receipts, that support our positioning in this market.
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
Intellectual Property
Trademarks in Brazil
In Brazil, trademark ownership is established exclusively through a valid registration issued by the Brazilian Industrial Property Office (INPI), the federal authority responsible for trademarks and patents. As of January 2025, the INPI reported that the average examination time for applications without opposition was approximately eighteen (18) months. Once registered, a trademark grants its owner exclusive nationwide rights for a ten years term, renewable for successive periods of the same duration. Prior to registration, however, applicants hold only an expectation of rights limited to the goods or services specified in the application. These rules do not apply to generic expressions which may be registered but do not confer exclusivity - nor to highly renowned trademarks, which are subject to a distinct protection regime.
As of December 31, 2025, our Brazilian trademark portfolio comprised 403 trademarks. Of these, 256 were registered with INPI and 147 remained under examination, including 39 applications filed in 2025.
In 2025, INPI approved registrations for the trademarks BANCO INTER, INTER YOU, CONTA YOU INTER, INTERPAG, and INTER&CO (new logo), all in Class 36 of the Nice Classification. Additional approvals included BANCO INTER (Classes 37 and 43); INTER (Classes 43 and 45); INTER&CO (new logo) in several classes (Classes 09, 35, 38, 39, 42, 43, 44, 45); and the figurative INTER trademark (seven‑element symbol) in Classes 09, 35, and 36.
In December 2021, we filed a lawsuit seeking to overturn INPI’s decision denying registration of the INTER (word and design) trademark for financial services. In March 2022, INPI submitted a statement in the court proceedings concurring with our position and acknowledging that its prior refusal should be annulled and the applications granted. In August 2025, the trial court issued a ruling confirming that INPI’s refusal should be overturned and ordering the registration of the INTER (word and design) trademark in Class 36 (financial services). As of the date hereof, this decision has become final and is no longer subject to appeal.
Collectively, these approvals and the favorable court decision enhanced our trademark protection across multiple business segments, and supporting the continued development of the Inter Group’s brand protection strategy in Brazil.

Form 20F 2026 FY2025	67

International Protection and Strategy
We are also pursuing international recognition of our trademarks in several countries across Latin America, North America and Europe.
As of December 31, 2025, Inter had approximately 126 international trademark applications filed worldwide. At that date, 64 had been registered and 62 trademark applications remained pending a decision.
In Argentina, our trademark portfolio may encounter challenges in obtaining comprehensive protection due to the substantial presence of local brands asserting potential conflicts. As of year‑end, 5 applications were subject to opposition - primarily from companies in the financial and technology sectors - while 8 applications remained pending publication. As a result, the timing, outcomes, and potential cost implications associated with our trademark filings in Argentina remain uncertain.
We also own a variety of domain names through entities responsible for domain name registration worldwide, including “inter.co”.
Although we are unable to quantify the potential impact of losing rights to our intellectual property, any such loss could restrict our ability to use such intellectual property and result in financial and/or operational harm, including the potential loss of clients and damage to our brand, image, and reputation.
Trademarks in the US
In 2025, the US remained a priority jurisdiction for trademark protection and brand development. Our U.S. portfolio is structured to cover a broad range of goods and services, consistent with our strategy to safeguard the INTER portfolio of trademarks across our diversified business model. As of December 31, 2025, our U.S. trademark portfolio comprised 16 trademarks. Of these, 7 were registered with USPTO and 9 remained under examination, including 2 applications filed in 2025. Among the registered trademarks, we have GLOBAL ACCOUNT INTER, INTER CAFÉ and the “seven-element” symbol for classes 9, 35 and 36.
A number of pending applications are currently subject to procedural suspensions due to earlier filed third party or Inter related applications, which is common within the USPTO’s examination workflow. Such suspensions do not constitute substantive refusals and generally resolve upon disposition of the cited matters. We continue to monitor all files, respond to USPTO actions, and submit use evidence or request extensions, as appropriate, to preserve our rights and maintain compliance with statutory deadlines.
We expect the U.S. portfolio to evolve as suspended cases advance, which may require revisions to goods and services identification, coexistence arrangements, or other strategic scope adjustments, if needed. The U.S. trademark landscape presents complexity for our brand, given the presence of earlier‑filed marks and similar naming conventions within the financial and technology sectors. As a result, U.S. market strategy requires heightened diligence, legal analysis, and precise scoping to ensure long‑term defensibility. Overall, we believe the current portfolio supports our medium‑term commercial objectives in the United States, while acknowledging that outcomes and timelines may be influenced by third‑party rights, proof‑of‑use requirements, and USPTO processing dynamics.
To date, we have used our trademarks in the U.S market, particularly Inter&Co and Inter in connection with financial services, without significant third-party challenges, with any related discussions limited to administrative proceedings before the USPTO.
Legal and Administrative Proceedings
We are subject to civil, labor and tax claims, including legal and administrative proceedings arising in the ordinary course of our business, for which we recorded provisions in the total aggregate amount of R$55.5 million as of December 31, 2025.

Form 20F 2026 FY2025	68

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
To this end, with respect to civil, labor and tax claims proceedings, we take into consideration our legal proceedings precedents as well as the evolution of jurisprudence, with due regard to applicable laws and regulations. The following table shows the aggregate amount of the provision established for probable losses in respect of our labor and civil proceedings. As of December 31, 2025, we did not have provisions in connection with tax proceedings as we were not a party to any such tax proceedings which we estimated that our chance of loss was probable.

Provisions as of December 31, 2025
(in millions of R$)
Labor proceedings	13.7
Civil proceedings	41.8
Total	55.5
For more information on our provisions for labor and civil proceedings, see note 23 to our Audited Financial Statements.
Tax Proceedings
Income tax and social contribution on net income – IRPJ and CSLL
On August 30, 2013, we received a tax assessment notice from the Brazilian Federal Revenue Service (Receita Federal do Brasil) to collect corporate income taxes (Imposto de Renda Pessoa Jurídica - “IRPJ”) and the social contribution on net profit (Contribuição Social Sobre o Lucro Líquido - CSLL), along with penalties and interest, concerning the calendar years 2008 and 2009. This assessment was based on allegations that Inter had deducted certain expenses considered non-deductible. We have evaluated the likelihood of loss as possible. As of December 31, 2025, this proceeding involved the total amount of R$67 million.
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

Form 20F 2026 FY2025	69

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
We have evaluated the likelihood of loss as possible. As of December 31, 2025, this proceeding involved the total amount of R$ 163.2 million.
Labor Proceedings
As of December 31, 2025, the aggregate amount sought by plaintiffs in labor proceedings were R$ 177.2 million, including disputes related to third-party service provider claims seeking recognition of employment status, employee overtime and equal pay claims. As of December 31, 2025, we had provisioned an amount of R$ 13.7 million for labor claims classified as probable risk of loss.
Civil Proceedings
As of December 31, 2025, we are party to approximately 24 thousand civil proceedings brought by clients, in which claimants sought aggregate damages of approximately R$ 3.4 billion, most of which consisting of claims under Brazilian consumer protection laws related to our payroll products, including our Payroll Card, and our real estate credit portfolio, our digital account and multiple card. As of December 31, 2025, we had provisioned an amount of R$ 41.8 million for civil claims, classified as probable risk of loss.
As of December 31, 2025, we are also party to 49 individual proceedings relating to our former correspondent broker Filadelphia (further described below).
Public Civil Actions
We are a defendant in nine other public civil public actions in which claimants asked for aggregate damages of R$ 22.3 million as of December 31, 2025 (taking into consideration the liability of co-defendant financial institutions and without taking into consideration potential settlement agreements that could change our liability). These civil public actions relate to: (1) employing allegedly abusive tactics in connection with the failure to provide information relating to outstanding balances for the early settlement of client indebtedness; (2) alleged unlawful collection of amounts designated as “legal, judicial or extrajudicial fees,” “expenses incurred for administrative collections and summons of the debtor, including collection fees and legal fees” and “legal fees and collection costs”; (3) alleged violation of the rights of retirees and pensioners as a result of onerous indebtedness incurred by them through us; (4) alleged unlawful charging of fees for “third party service fees/reimbursements” in our lending agreements; (5) alleged failure to provide services due to instability and interruption of client access to the app; (6) alleged abusive practice in connection with payroll loan credit cards offered to retirees in the State of Rio Grande do Sul, which allegedly were not aware of the payroll loan characteristic of the card; (7) alleged abusive practice in offering payroll loan credit cards to consumers.
We are also party to a public civil action relating to the validity of all payroll loans granted to clients, in transactions intermediated by Filadelphia Empréstimos Consignados Ltda., or Filadephia. Filadelphia was a correspondent broker of payroll loans for us from March 20, 2008 to February 1, 2012, as well as for some other financial institutions.The Brazilian Federal Police determined that Filadelphia had been conducting a Ponzi scheme and suspended the deposits. As a result, the alleged victims sued Filadelphia and, in certain cases, us. We were not involved in and we did not have any knowledge of Filadelphia’s illegal practices and terminated our relationship with Filadelphia the day after the Brazilian federal police initiated their operation. As of December 31, 2025, this proceeding involved an aggregate amount of R$ 10 thousand.

Form 20F 2026 FY2025	70

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
Distribution of Assets, Liabilities and Equity
The return (or yield) was calculated by the amount of interest income or expense in the period divided by the average balance. The following table shows average balances, interest amounts and yields for our interest-earning assets, non-interest-earning assets, interest-bearing liabilities, non-interest-bearing liabilities and equity for the years ended December 31, 2025, 2024 and 2023.

Form 20F 2026 FY2025	71

	For the Year Ended December 31,
	2025			2024			2023
	Average Balance	Interest Income (Expense)	Average yield (assets) / rate paid (liabilities) (%)	Average Balance	Interest Income (Expense)	Average yield (assets) / rate paid (liabilities) (%)	Average Balance	Interest Income (Expense)	Average yield (assets) / rate paid (liabilities) (%)
	(in millions of R$, except percentages)			(in millions of R$, except percentages)			(in millions of R$, except percentages)
ASSETS
Interest-earning assets:
Loans and advances to customers, net of provision for expected loss	38,505.3	7,038.1	18.3%	30,393.6	5,139.2	16.9%	23,913.0	4,549.8	19.0%
Reverse purchase agreements	1,874.2	379.8	20.3%	1,460.1	339.0	23.2%	2,344.0	497.1	21.2%
Securities	25,965.6	3,331.2	12.8%	19,773.2	1.7	—%	14,099.5	1.3	—%
Cash and cash equivalents in foreign currency	1,057.3	30.9	2.9%	621.2	15.8	2.5%	422.7	11.2	2.6%
Total interest-earning assets	67,402.4	10,780.0	16.0%	52,248.1	5,495.7	10.5%	40,779.2	5,059.4	12.4%

Cash and cash equivalents in domestic currency	261.8	—	—%	322.4	—	—%	615.7	—	—%
Amounts due from financial institutions	5,401.3	—	—%	4,846.5	—	—%	3,609.9	—	—%
Derivative financial assets	47.3	—	—%	5.5	—	—%	4.6	—	—%
Compulsory deposits at Banco Central do Brasil	6,542.2		—%	3,802.2	—	—%	2,351.1		—%
Deferred tax assets	1,800.2	—	—%	1,289.8	—	—%	1,023.5	—	—%
Non-current assets held-for-sale	285.4	—	—%	187.9	—	—%	173.2	—	—%
Investments	61.1	—	—%	49.8	—	—%	75.2	—	—%
Property and equipment	372.4	—	—%	276.5	—	—%	176.9	—	—%
Intangible assets	1,964.4	—	—%	1,608.7	—	—%	1,289.5	—	—%
All other Assets	2,827.3	—		2,451.4	—	—%	1,881.3	—	—%
Total Assets	86,965.8	10,780.0	12.4%	67,088.8	5,495.7	8.2%	51,980.1	5,059.4	9.7%

LIABILITIES
Interest-bearing liabilities:
Time deposits	44,532.0	(3,811.5)	(8.6)%	33,056.0	(1,994.2)	(8.2)%	19,985.9	(1,631.5)	(8.2)%
Savings deposits	1,678.5	(121.8)	(7.3)%	1,694.6	(102.9)	(6.9)%	1,336.3	(91.9)	(6.9)%
Securities issued	11,721.7	(1,933.5)	(16.5)%	8,794.8	(1,044.9)	(14.2)%	7,141.3	(1,016.6)	(14.2)%
Securities sold under agreements to repurchase	3,401.2	(36.9)	(1.1)%	1,465.4	(98.2)	(8.3)%	1,576.5	(131.0)	(8.3)%
Borrowing and onlending	538.9	—	—%	108.1	(7.6)	(4.5)%	61.5	(2.8)	(4.5)%
Total interest-bearing liabilities	61,872.3	(5,903.7)	(9.5)%	45,118.9	(3,247.8)	(7.2)%	30,101.6	(2,873.8)	(9.5)%
Non-interest-bearing liabilities:
Demand Deposits	1,199.6	—	—%	1,414.1	—	—%	5,506.8	—	—%
Creditors’ funds to be released	495.5	—	—%	286.3	—	—%	285.2	—	—%
Liabilities with financial institutions	10,547.2	—	—%	8,989.2	—	—%	7,134.1	—	—%
Income tax and social contribution	461.9	—	—%	357.4	—	—%	185.9	—	—%
Tax liabilities	117.8	—	—%	90.7	—	—%	60.7	—	—%
Deferred tax liabilities	97.8	—	—%	40.8	—	—%	—		—%
Provisions	242.2	—	—%	58.1	—	—%	59.8	—	—%
Derivative financial liabilities	49.4	—	—%	22.7	—	—%	25.2	—	—%
All other liabilities	2,353.0	—	—%	2,003.8	—	—%	1,309.9	—	—%
Share capital	0.01	—	—%	0.01	—	—%	0.01	—	—%
Reserves	10,303.0	—	—%	9,301.4	—	—%	7,936.1	—	—%
Other comprehensive income reserve	(905.7)	—	—%	(737.3)	—	—%	(746.1)	—	—%
(-) Treasury shares	(5.2)	—	—%	(8.5)	—	—%	(10.3)	—	—%
Equity + non-interest-bearing liabilities	24,956.5	—	—%	21,818.7	—	—%	21,768.3	—	—%
Non-Controlling Interest	137.0			151.2			110.5
Total Equity + Liabilities	86,965.8	(5,903.7)	(6.8)%	67,088.8	(3,247.8)	(4.8)%	51,980.3	(2,873.8)	(5.5)%

(*)    Total lines reflect the sum of averages presented in this table.

Form 20F 2026 FY2025	72

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

	For the Year Ended December 31,
	2025/2024			2024/2023
	Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in millions of R$, except percentages)			(in millions of R$, except percentages)
ASSETS
Interest-earning assets:
Loans and advances to customers, net of provision for expected loss	(5,555.4)	416.2	(5,139.2)	1,095.8	(506.4)	589.4
Reverse purchase agreements	(295.9)	(43.1)	(339.0)	(205.2)	47.1	(158.1)
Securities	(2,536.8)	2,535.1	(1.7)	0.5	(0.1)	0.4
Cash and cash equivalents in foreign currency	(18.2)	2.4	(15.8)	5.0	(0.5)	4.6
Total interest-earning assets	(8,356.3)	2,860.6	(5,495.7)	1,206.2	(770.0)	436.3

LIABILITIES
Time deposits	2,829.3	(835.1)	1,994.2	(788.5)	425.8	(362.7)
Savings deposits	123.0	(20.1)	102.9	(21.8)	10.8	(11.0)
Securities issued	1,450.7	(405.8)	1,044.9	(196.5)	168.2	(28.3)
Securities sold under agreements to repurchase	15.9	82.3	98.2	7.4	25.4	32.9
Borrowing and on-lending	—	7.6	7.6	(3.3)	(1.6)	(4.8)
Total interest-bearing liabilities	4,305.1	(1,057.3)	3,247.8	(1,081.0)	707.0	(374.0)
Interest-Earning Assets: Average Interest-Earning Assets and Net Yield
The following tables analyze our levels of average interest-earning assets, net interest income and net yield on interest-earning assets, for the periods indicated.

	As of and for the Year ended December 31,
	2025	2024
	(in millions of R$, except percentages)
Average balance of interest-earning assets	67,402.4	52,248.1
Net interest income and interest	10,780.0	5,495.7
Net yield on interest-earning assets(1)	16.0%	10.5%

(1)    Net interest income stated as a percentage of average interest-earning assets.

Form 20F 2026 FY2025	73

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

	Maturing
	As of December 31, 2025	In one year or less	After One Year through five years	After five years through 10 years	After ten years	No Specific Maturity
Fair value through other comprehensive income - FVOCI
Financial Treasury Letters (LFT)	45%	0%	27%	9%	9%	0%
Debentures	0%	0%	0%	0%	0%	0%
Certificates of real estate receivables	0%	0%	0%	0%	0%	0%
Certificates of agricultural receivables	0%	0%	0%	0%	0%	0%
Investment fund quotas	0%	0%	0%	0%	0%	0%
Financial Letters	0%	0%	0%	0%	0%	0%
National Treasury Bonds (NTN)	14%	0%	12%	2%	0%	0%
National Financial Treasury Letters (LTN)	17%	2%	7%	7%	1%	0%
Securities issued abroad	14%	14%	0%	0%	0%	0%
Commercial Promissory Note	2%	0%	1%	1%	0%	0%
Weighted average yield	92%	16%	47%	19%	10%	0%

Amortized cost
Debentures	0%	0%	0%	0%	0%	0%
National Treasury Bonds (NTN)	3%	0%	3%	0%	0%	0%
National treasury bills (LTN)	2%	0%	2%	0%	0%	0%
Securities issued abroad	1%	0%	1%	0%	0%	0%
Rural Product Bill	2%	1%	1%	0%	0%	0%
Weighted average yield	8%	8%	7%	0%	0%	0%

Total weighted average yield	100%	17%	54%	19%	10%	0%

Form 20F 2026 FY2025	74

Maturity and Composition of Loan and Other Financing Portfolio
The following table analyzes our loans and advances to customers’ portfolio by type and by the time remaining to maturity. Loans are stated gross of the provision for expected losses.

	Maturing
	As of December 31, 2025	In one year or less	After one year through five years	After five years through 15 years	After 15 years
	(R$ million)
Credit Card	15,262.2	14,541.0	721.2	—	—
Business Loans	4,293.6	2,725.9	1,563.7	4.0	—
Real Estate Loans	16,194.7	2,191.2	1,639.0	4,751.5	7,613.0
Personal Credit	12,114.0	1,663.6	3,923.6	6,521.8	5.0
Agribusiness loans	386.7	366.1	20.6	—	—
Total loans and advances to customers	48,251.2	21,487.8	7,868.1	11,277.3	7,618.0
The following table represents our loans:

As of December 31, 2025
(R$ million)
Credit Card	15,262.2
Fixed Rate	15,262.2
Personal Credit	12,114.0
Fixed Rate	12,114.0
Business Loans	4,293.6
Fixed Rate	2,866.4
Floating Rate	1,427.2
Real Estate Loans	16,194.7
Fixed Rate	1,807.7
Floating Rate	14,387.0
Agribusiness loans	386.7
Fixed Rate	264.9
Floating Rate	121.8
Total loans with fixed rate	32,315.2
Total loans with floating rate	15,936.0
Total loans to customers	48,251.2

Form 20F 2026 FY2025	75

Summary of Loan Loss Experience
Allocation of Provision for Impairment Losses
The following table presents impairment losses by category of loans and sets forth the percentage distribution of the total provisions as of December 31, 2025, 2024 and 2023.

	As of December 31,
	2025			2024			2023
	Amount	% of Total loan portfolio	% of Total Loss Allowance	Amount	% of Total loan portfolio	% of Total Loss Allowance	Amount	% of Total loan portfolio	% of Total Loss Allowance
	(in millions of R$, except percentages)			(in millions of R$, except percentages)			(in millions of R$, except percentages)
Credit Card	15,262.2	31.6%	—	11,799.9	33.1%	—	9,461.3	31.8%	—
Personal Credit	12,114.0	25.1%	—	8,236.8	23.1%	—	7,138.7	24.0%	—
Business loans	4,293.6	8.9%	—	3,968.6	11.1%	—	3,855.7	12.9%	—
Real Estate Loans	16,194.7	33.6%	—	11,250.2	31.6%	—	8,583.4	28.8%	—
Agribusiness loans	386.7	0.8%	—	340.8	1.0%	—	745.2	2.5%	—
Total loan portfolio(1)	48,251.2	100.0%		35,596.3	100.0%		29,784.3	100.0%	—

Credit Card	1,935.3	4.0%	64.5%	1,570.4	4.4%	66.3%	1,312.4	4.4%	69.7%
Personal Credit	820.0	1.7%	27.3%	579.1	1.6%	24.5%	404.3	1.4%	21.5%
Business loans	50.6	0.1%	1.7%	32.6	0.1%	1.4%	19.8	0.1%	1.1%
Real Estate Loans	189.7	0.4%	6.3%	177.8	0.5%	7.5%	133.6	0.4%	7.1%
Agribusiness loans	4.5	—%	0.1%	7.0	—%	0.3%	13.7	—%	0.7%
Total loss allowance	3,000.1	6.2%	100.0%	2,366.9	6.6%	100.0%	1,883.8	6.3%	100.0%

Total loans and allowances to customers, net of loss allowance	45,251.1			33,229.4			27,900.5

(1)    Total loan portfolio means our total loans and advances to customers and does not include amounts due from financial institutions.
Our ratio of allowance for credit losses to total loan portfolio was 6.2%, 6.6% and 6.3% on December 31, 2025, 2024 and 2023 respectively. The decrease in 2025 is primarily attributed to the implementation of CMN (National Monetary Council) Resolution 4,966/21,which came into effect on January 1, 2025 and which allowed for more refined methodologies in calculating expected credit losses and improved risk assessment models. The increase in 2024 compared to 2023 was driven by the growth of our credit portfolio and the maturing of older part of our credit portfolio, as well as an increase in delinquencies that we believe resulted from our client's exposure to Brazil's macroeconomic scenario.
The significance of the allowances for charge-offs relating to credit cards was 64.5%, 66.3%, 69.7% of our total loss allowance on December 31, 2025, 2024 and 2023, respectively. The decrease in the significance of allowance for charge-offs relating to credit cards in 2025 and in 2024 was due to the increase in the provisions relating to personal credit (and subsequent decrease in the significance of allowances for charge-offs relating to credit cards as a percentage of our total loss allowance). Our allowance for charge-offs relating to personal credit increased in 2025 and in 2024 as a result of our introduction of riskier personal credit products (including overdraft products).

Form 20F 2026 FY2025	76

Allocation of Net Charge-Offs
The following table presents our net charge-offs by category of loans as of December 31, 2025, 2024 and 2023.

	As of December 31,
	2025			2024			2023
	Amount	% of Average Loans	% of Net Charge-Offs	Amount	% of Average Loans	% of Net Charge-Offs	Amount	% of Average Loans	% of Net Charge-Offs
	(in millions of R$, except percentages)
Credit Card	13,289.5	32.4%	—	10,598.0	32.5%	—	8,055.8	31.5%	—
Personal Credit	10,220.7	24.9%	—	7,730.5	23.7%	—	6,449.8	25.2%	—
Business loans	3,661.9	8.9%	—	3,767.2	11.6%	—	3,110.9	12.2%	—
Real estate loans	13,586.6	33.1%	—	9,839.1	30.2%	—	7,189.3	28.1%	—
Agribusiness loans	310.2	0.8%	—	669.8	2.1%	—	741.3	2.9%	—
Total average loans outstanding	41,068.9	100.0%		32,604.5	100.0%		25,547.1	100.0%

Credit Card	114.2	0.3%	77.5%	109.8	0.3%	81.9%	74.3	0.3%	79.5%
Personal Credit	29.4	0.1%	19.9%	20.3	0.1%	15.1%	16.7	0.1%	17.9%
Business loans	3.6	—	2.4%	1.4	—	1.0%	0.3	—	0.3%
Real estate loans	0.2	—	0.2%	1.9	—	1.4%	2.1	—	2.2%
Agribusiness loans	—	—	—	0.6	—	0.4%	0.1	—	0.1%
Total net charge-offs	147.5	0.4%	100.0%	134.0	0.4%	100.0%	93.5	0.4%	100.0%
Our ratio of net charge-offs to average loans remained relatively stable as of December 31, 2025 at 0.4%, compared to 0.4% and 0.4% as of December 31, 2024 and 2023, respectively.
Net charge-offs relating to credit cards decreased to 77.5% of our total net charge-offs in the year ended December 31, 2025, compared to 81.9% and 79.5% of our total net charge-offs in the years ended December 31, 2024 and 2023, respectively. The decrease in 2025 is attributed to the increase in net charge-offs from personal credit products, which is explained by new products that began generating charge-offs in 2025, such as overdraft facilities, thereby reducing the relative proportion of net charge-offs relating to credit cards of our total net charge-offs. The increase in 2024 compared to 2023 was primarily due to the increase in the size of our credit card portfolio and in the proportion of our credit card loans compared to other components of our loan portfolio. Credit card loans are relatively riskier than our other loans as credit card loans are uncollateralized. Consequently, an increase in credit card loans results in an increase in the proportion of net charge-offs relating to credit cards.

Form 20F 2026 FY2025	77

Deposits
Composition of Deposits per type and yield
The following table presents, with average balances, the breakdown of deposits by category as of December 31, 2025, 2024 and 2023.

	For the Year Ended December 31,
	2025		2024		2023
	Average Balance(1)	Average rate paid	Average Balance(1)	Average rate paid	Average Balance(1)	Average rate paid
	(in millions of R$, except percentages)
Time deposits:
Interest bearing	44,532	8.6%	33,056	6.0%	19,986	11.9%
Total	44,532		33,056		19,986

Demand deposits:
Non-interest bearing	1,200		1,414		5,507
Total	1,200		1,414		5,507

(1)    Average amounts based on the average of the month-end balances within each applicable year, unless otherwise indicated.
As of December 31, 2025, 2024 and 2023, all of our deposits were guaranteed by the Credit Guarantee Fund (FGC), up to the amounts covered by the FGC. See “Regulatory Matters—Credit Guarantee Fund.”
Maturity of Deposits
The following table sets forth information regarding the maturity of our uninsured time deposits as of December 31, 2025.

	As of December 31, 2025	Maturing
		Within 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
	(R$ million)
Time deposits in excess of insured limit
Brazil	50,640.9	16,054.9	2,353.3	5,199.4	27,033.4	50,640.9
Total time deposits in excess of insured limit	50,640.9	16,054.9	2,353.3	5,199.4	27,033.4	50,640.9

Time Deposits in uninsured accounts
Brazil	535.0	222.3	312.7	—	—	535.0
Total time deposits in uninsured accounts	535.0	222.3	312.7	—	—	535.0

Total uninsured Time deposits	51,175.9	16,277.2	2,666.0	5,199.4	27,033.4	51,175.9
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

Form 20F 2026 FY2025	78

Minimum Capital Requirements
Our capital indices were above the minimum requirements stipulated by Brazilian regulations as follows:

	As of December 31,
Basel III Requirements(1):	2025	2024	2023
Basel Index(2)	14.4%	15.2%	23.0%
Capital Index Level 1(3)	12.6%	15.2%	23.0%

(1)    According to CMN Resolution No. 4,958, for institutions pertaining to a prudential conglomerate in accordance with the Accounting Plan of the Institutions of National Financial System - Cosif, the Additional Principal Capital must be calculated on a consolidated basis.
(2)    Minimum Required Reference Equity (or Regulatory Capital) = 8% (from 2019).
(3)    Minimum Required Tier 1 Capital = 6.0% (since 2015).

	As of December 31,
	2025	2024	2023
	(R$ million)
Minimum Required Reference Equity (or Regulatory Capital) * RWA Amount(1)	3,568.1	2,772.3	2,139.7

(1)    Minimum Required Reference Equity (or Regulatory Capital) = 8% (from 2019).
The following table sets forth information regarding our capital adequacy as of December 31, 2025, 2024 and 2023 according to the regulations of the Central Bank and Basel III:

	As of December 31,
	2025	2024	2023
	(R$ million)
Reference Equity(1)	6,442.7	5,261.3	6,138.2
Tier 1 Capital	5,636.0	5,261.3	6,138.2
Tier 2 Capital	806.7	—	—
Risk-Weighted Assets (RWA)	44,601.2	34,653.7	26,745.6
Credit Risk (RWACPAD)	37,180.1	27,053.4	22,367.9
Market Risk (RWAMPAD)	1,084.7	1,262.3	342.1
Operational Risk (RWAOPAD)	5,996.4	5,939.1	4,035.6
RWA for Payment Services Risk - RWASP	340.0	399.0	—

(1)    Reference equity is the amount of available capital taken into consideration for the purpose of determining the operating limits of Brazilian financial institutions, and is composed of two levels. Tier I capital is represented by the composition of equity plus the balance of certain reserves, income and hybrid capital and debt instruments authorized by the Central Bank.
Banco Inter has become subject to new regulations established by CMN Resolution 4,966/21 of the National Monetary Council and BCB Resolution 352/23 of the Central Bank of Brazil, which came into effect on January 1, 2025. These resolutions establish new accounting concepts and criteria applicable to financial instruments that must be observed by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. We did not have a material impact on our Regulatory Capital and Capital Adequacy Ratio as a result of this resolution. The information described above reflects the application of this new resolution.

Form 20F 2026 FY2025	79

C.    Organizational Structure
Below is our current corporate structure:

Inter&Co is a non-operating holding company and the main holding company of our group. Inter&Co has subsidiaries and investees incorporated in the United States, Brazil and Portugal.
Inter&Co main subsidiaries and investees organized in Brazil consist of Inter Marketplace Intermediação de Negócios e Serviços Ltda., and Inter Holding Financeira S.A. and Inter Marketplace Intermediação de Negócios e Serviços Ltda. Inter Holding Financeira S.A. is a non-operating holding company which owns Banco Inter. Banco Inter directly owns certain of our subsidiaries and investees that operate financial-service businesses in Brazil and Inter&Co Payments, Inc.
Inter&Co subsidiaries organized and investees in US consist of Inter US Holding, Inc., Inter Securities LLC, Inter US Finance LLC, Inter US Management LLC, and Inter Advisors LLC. We own 100% of the share capital of each of these companies. Inter&Co subsidiary organized in Portugal consist of INTRGLOBALEU Serviços Administrativos, LDA.
For more information on our subsidiaries and investees, see "—B. Business Overview — Key Subsidiaries and Investees" and note 4 to our Audited Financial Statements.
D.    Property, Plant and Equipment
In addition to our corporate headquarters, Inter&Co maintains an office in Miami, Florida. Certain subsidiaries maintain offices that are responsible for supporting our corporate operations, such as: (i) Banco Inter maintains offices located in the cities of Belo Horizonte, Sao Paulo, Balneário Camboriú, Porto Alegre, Belo Horizonte, Brasília, Campinas, Curitiba, Fortaleza, Goiânia, Rio de Janeiro, Salvador, Guarulhos, São Paulo, Campo Grande, São José dos Pinhais, Vitória and Georgetown/Cayman Islands; (ii) Inter Café maintains offices located in the cities of Belo Horizonte, São Paulo and Curitiba. All our offices and corporate headquarters are leased. We do not have any material fixed assets.
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

Form 20F 2026 FY2025	80

A.    Operating Results
Factors Affecting our Results of Operations
Overview
We offer products and services through a financial SuperApp for our clients to manage their finances and daily activities, through a simple and seamlessly integrated digital experience. Our strategy has always been to provide clients with a differentiated value proposition, via a highly scalable technology stack, in which we would be able to add additional functionalities over time.
Our financial SuperApp combines different revenue streams in seven business verticals: (i) Banking & Spending, (ii) Credit, (iii) Inter Shop, (iv) Investments, (v) Insurance Brokerage, (vi) Global, and (vii) Loyalty.
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
The Brazilian Macroeconomic Environment
As a company that operates mainly in Brazil, our results of operations, cash flow and financial condition are affected by general economic conditions in Brazil, particularly by Brazil’s economic growth. The following table sets forth selected economic indicators for the periods indicated:

	As of and for the Year ended December 31,
	2025	2024	2023
GDP growth (reduction)	2.5%	3.4%	3.3%
Inflation (IGP-M)(1)	(1.1)%	6.5%	(3.2)%
Inflation (IPCA)(2)	4.6%	4.8%	4.6%
Interbank rate – CDI(3)	14.3%	12.2%	11.7%
Exchange rate at the end of the period per US$1.00	R$ 5.50	R$ 6.18	R$ 4.86
Average exchange rate per US$1.00	R$ 5.59	R$ 5.39	R$ 4.99

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
The performance of the Brazilian GDP and labor market in Brazil have a direct impact on the purchasing power of the Brazilian population, which in turn influence the demand for our products and services. In 2025, the Brazilian economy continued to expand, with a GDP growth estimated at around 2.3%, marking the fifth consecutive year of growth. The expansion was mainly driven by the agriculture sector which grew by 11.7%, but with solid growth from household consumption (1.3%) as well as investment (2.9%), reflecting the continuous fiscal stimulus and a partial easing in monetary conditions in first half of the year. As a result, the unemployment rate declined to 5.1% at the end of 2025, while average real household income increased, reflecting sustained job creation and real wage gains throughout the year.
Inflation, interest rates and availability of credit
A significant portion of our income, expenses, assets and liabilities are directly impacted by interest rates, and our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and government monetary policies.
•Inflation rates in Brazil measured by IPCA were 4.6%, 4.8% and 4.6% for the years ended December 31, 2025, 2024 and 2023, respectively.
•The Brazilian Interbank rate - CDI was 14.3%, 12.2% and 11.7% as of December 31, 2025, 2024 and 2023, respectively.

Form 20F 2026 FY2025	81

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
Number of Clients and our Ability to Cross-Sell
Our growth and profitability rely on our ability to not only expand each of our product ecosystems individually, but also generate and leverage the synergies in the financial SuperApp to create more value for our clients and, consequently, increase client retention and cross-sell. We have built our financial SuperApp with the goal of providing our clients easy access to all of our financial and non-financial products and services and most of them are offered only to account holders (our shopping platform is available to non-account holders). One example of our synergistic strategy is how we incentivize our clients to build their investment portfolios within our ecosystem, and to use our banking solutions as the main bank. The growth of our account holder base directly expands the number of people we can reach with our financial and non-financial products through our app.
Currently, we can see high levels of activation in all our core business verticals. We reached a total of approximately 25 million active clients as of December 31, 2025.
Reserve and Lending Requirements
The requirements set by the Central Bank for compulsory deposit and credit has a significant impact on the results of financial institutions in Brazil. Increases or decreases in such requirements may have an impact on our operational results by limiting or expanding the amounts available for commercial credit transactions. We believe that, considering the current regulation, we have enough assets to operate without significant constraints from reserve and lending requirements. As of December 31, 2025, 2024 and 2023, compulsory deposits represented, 7.98%, 6.91% and 4.41% of our total assets, respectively. As of December 31, 2025, our capital adequacy ratio was 14.4%, significantly above the minimum requirements of 10.5%. We have historically been able to maintain our capital adequacy ratio above the minimum threshold by acquiring funds through equity offerings.

Form 20F 2026 FY2025	82

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
•Insurance Brokerage. This segment offers insurance products underwritten by insurance companies with which Inter has an agreement (‘partner insurance companies’), including warranties, life, property and automobile insurance and pension products, as well as consortium products provided by a third party with whom Inter has a commercial agreement. The income from brokerage commissions is recognized in the statement of income when services are provided, that is, upon sale to the client, when the performance obligation is fulfilled. This income is presented net of deductions.
•Inter Shop. This segment includes sales of goods and/or services with partner companies through our digital platform. The commission income comprises basically commissions received for sales and/or for the rendering of these services.
Revenue by Segment
The table below shows the revenues of our reportable segments for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025		2024		2023
Revenue	(in millions of R$, except percentages)
Banking & Spending	7,334.6	87.3%	5,646.7	88.2%	4,339.0	91.3%
Investments	258.5	3.1%	255.7	4.0%	157.3	3.3%
Insurance Brokerage	234.7	2.8%	188.4	2.9%	173.2	3.6%
Inter Shop	407.5	4.9%	322.1	5.0%	254.6	5.4%
Total reportable segments	8,235.3	98.0%	6,412.9	100.2%	4,924.1	103.6%
Others	634.8	7.6%	355.0	5.5%	8.5	0.2%
Eliminations(1)	(469.1)	(5.6)%	(367.7)	(5.7)%	(180.0)	(3.8)%
Total	8,400.9	100%	6,400.2	100%	4,752.6	100%

(1)    Eliminations reflect the amounts intragroup. For more information, see note 5 to the Audited Financial Statements.

Form 20F 2026 FY2025	83

Statement of Income
The table below sets forth our consolidated statements of income for the years ended December 31, 2025 and 2024.
Year Ended December 31, 2025 Compared with Year Ended December 31, 2024

	For the Year Ended December 31,
	2025	2024	Variation
	(R$ million)
Interest income	8,638.5	5,139.2	68.1%
Interest expense	(5,977.1)	(3,311.6)	80.5%
Income from securities, derivatives and foreign exchange	3,612.5	2,629.2	37.4%
Net interest income and income from securities, derivatives and foreign exchange	6,273.8	4,456.7	40.8%

Net revenues from services and commissions	2,008.1	1,753.3	14.5%
Expenses from services and commissions	(182.2)	(143.4)	27.1%
Other revenues	301.2	333.6	(9.7)%
Revenues	8,400.9	6,400.2	31.3%

Impairment losses on financial assets	(2,416.4)	(1,799.5)	34.3%
Administrative expenses	(2,200.6)	(1,769.1)	24.4%
Personnel expenses	(1,090.3)	(937.8)	16.3%
Tax expenses	(728.7)	(477.0)	52.8%
Depreciation and amortization	(340.7)	(208.8)	63.2%
Share of the profit or loss of associates and joint ventures accounted for using the equity method	—	(2.5)	(100.0)%
Profit before income tax	1,624.2	1,205.5	34.7%

Income tax	(226.9)	(232.7)	(2.5)%

Profit for the year	1,397.3	972.8	43.6%
Net interest income and income from securities, derivatives and foreign exchange
Net interest income and income from securities, derivatives and foreign exchange increased 40.8% to R$6,273.8 million in 2025 from R$4,456.7 million in 2024, primarily as a result of the following factors:
•Interest income: Interest income increased 68.1% to R$8,638.5 million in 2025, from R$5,139.2 million in 2024, mainly due to the growth in our personal credit and real estate loans portfolios, which increased by 47.1% and 44.0% respectively, comparing the portfolios as of December 31, 2025 and 2024.
•Interest expense: Interest expense increased 80.5% to R$5,977.1 million in 2025 from R$3,311.6 million in 2024, primarily due to the increase in the balance of time deposits, which in turn was driven by growth of our number of clients and the increase in the interest rate during the year. Time deposits increased to R$51,293 million as of December 31, 2025 from R$39,229 million as of December 31, 2024.
•Income from securities, derivatives and foreign exchange: Income from securities and derivatives increased 37.4% to R$3,612.5 million in 2025 from R$2,629.2 million in 2024, this increase is due to the growth in our portfolio of securities, mainly Brazilian government securities which generated significant yields in 2025, given the maintenance of high interest rates in the country.

Form 20F 2026 FY2025	84

Net revenues from services and commissions
Net revenues from services and commissions increased 14.5% to R$2,008.1 million in 2025 compared to R$1,753.3 million in 2024, mainly due to the increase in card interchange fees (amounts we receive in connection with the use of credit and debit cards we issued). This increase in card interchange fees was driven by the 21.4% growth in the number of active clients as of December 31, 2025 compared to December 31, 2024.
Expenses from services and commissions
Expenses on services and commissions increased 27.1% to R$182.2 million in 2025 from R$143.4 million in 2024, mainly due to the increase in provision for canceled sales of Inter Digital Corretora e Consultoria de Seguros S.A., driven by a change in the consortium cancellation recognition rule.
Other revenues
Other revenues decreased 9.7% to R$301.2 million in 2025 from R$333.6 million in 2024. The chart below sets forth our other revenues by category for the years ended December 31, 2025 and 2024:

	For the year ended December 31,
	2025	2024
	(R$ million)
Revenue from card network	156.7	81.7
Performance fees	41.6	73.6
Revenue from sale of goods	26.3	24.2
Capital Gains/(Losses)	(23.5)	55.5
Others	100.2	98.4
Total	301.2	333.6
The decrease in other revenues was primarily driven by: (i) the R$32.1 million decrease in performance fees, which consists substantially of the result of our commercial agreements with B3, Liberty and Sompo, which offer performance bonuses as certain established goals are met; and (ii) the R$79.1 million decrease in capital gains/(losses) due to capital gain we had in 2024 from the acquisition of Inter Pag, in addition to the write-off performed due to the sale of IM Design in 2025, an entity we acquired in 2021. This decrease was partially offset by an increase of R$75.0 million in card network revenue which reflects Inter Pag having been consolidated into our results for the full year of 2025 (we acquired 100% of Inter Pag in July 2024).
Impairment losses on financial assets
Impairment losses on financial assets increased 34.3% to R$2,416.4 million in 2025, from R$1,799.5 million in 2024, primarily as a result of: (i) the growth of our loan portfolio by 35.6%, when comparing our portfolio as of December 31, 2025 and December 31, 2024, including a 29.3% growth of our credit card portfolio, which is unsecured and, as a result, has a higher expected credit loss and (ii) the overall increase in defaults across our credit portfolio which we believe is related to an increase in defaults observed generally in the Brazilian financial market in response to higher interest rates prevailing in the Brazilian market (including the SELIC rate), which resulted from the challenging domestic and global macroeconomic environments.

Form 20F 2026 FY2025	85

Administrative expenses
Administrative expenses increased 24.4% to R$2,200.6 million in 2025 from R$1,769.1 million in 2024. The chart below sets forth our administrative expenses by category for the years ended December 31, 2025 and 2024:

	For the year ended December 31,
	2025	2024
	(R$ million)
Data processing and information technology	(1,033.6)	(797.6)
Third party services and financial system services	(492.7)	(424.8)
Advertising and marketing	(285.0)	(235.0)
Provisions for contingencies	(56.0)	(49.1)
Rent, condominium fee and property maintenance	(53.2)	(69.3)
Insurance expenses	(17.6)	(13.1)
Others	(262.4)	(180.1)
Total	(2,200.6)	(1,769.1)
The increase in our administrative expenses was primarily due to:
•The increase of R$236.0 million in data processing and information technology relates to increase in number of clients that demand a high volume of data processing.
•The increase of R$67.9 million in third-party services and financial system services to our expenses relates to withdrawals from electronic service networks, interbank payment transactions, and file transmission fees to our regulatory bodies. This increase occurred due to a higher volume of operations in 2025.
•The R$50.0 million increase in advertising and marketing resulted from higher investment in online advertising throughout 2025.
Personnel expenses
Personnel expenses increased 16.3% to R$1.1 billion in 2025 from R$0.9 billion in 2024, mainly due to the increase in bonus and profit-sharing payments to executives and to employees as a result of higher profits.
Tax Expenses
Tax expenses increased 52.8% to R$728.7 million in 2025 from R$477.0 million in 2024, mainly due to the increase in our revenues resulting in higher ICMS, PIS and COFINS expenses in 2025.
Profit before income tax
As a result of the foregoing, profit before tax increased 34.7% to a profit R$1.6 billion in 2025, from R$1.2 billion in 2024.
Income tax
Income tax decreased 2.5% to R$226.9 million in 2025 from R$232.7 million in 2024. The decrease in income tax expense occurred as a result of two main factors: (i) Inter Marketplace began distributing interest on equity (JCP) in 2025, which is tax-deductible and reduces the taxable income base; and (ii) expanded benefits from "Lei do Bem" (Innovation Law) in 2025, which provides tax incentives for companies investing in research and development activities.

Form 20F 2026 FY2025	86

Profit for the year
As a result of the foregoing, profit for the year increased by 43.6% to R$1.4 billion in 2025 from R$1.0 billion in 2024.
Year Ended December 31, 2024 Compared with Year Ended December 31, 2023
For a discussion of our results of operations for the year ended December 31, 2024 compared with the year ended December 31, 2023, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Income Statement—Year Ended December 31, 2024 Compared with the Year Ended December 31, 2023” on pages 80-82 of our annual report on Form 20-F for the year ended December 31, 2024.
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
We intend to pursue the following investments over the coming years:
•Business Clients: We are committed to strengthening our business client platforms and expanding our product offering, with special focus on InterPag evolution and merchant services. Our strategy includes modernizing our corporate banking interfaces and developing tailored financial products for different business segments.
•Platformization: We are committed to advancing our technological infrastructure through strategic platform development and optimization. This platform-centric approach aims to drive operational efficiency, accelerate digital transformation, and create sustainable competitive advantages while delivering superior value.
•Revenue Growth & ARPAC: We are committed to maximizing customer lifetime value through strategic initiatives focused on product penetration and engagement. We will focus on optimizing customer journeys, introducing premium service tiers, and leveraging data analytics to identify monetization opportunities, aiming to significantly increase our ARPAC while maintaining customer satisfaction.
•Customer Centricity: We continuously seek ways to improve our channels to better serve clients. In 2026, we intend to continue improving our contact with our clients and our financial SuperApp UX.
•Launch of new products and services: We continuously develop and launch new products and services from all business verticals in our platform, increasing the value proposition to our clients.
•Internationalization: We intend to expand the offer of our products and services, leveraging our newly approved US Branch operations, through our Global Account, outside of Brazil, more specifically in the United States and Argentina.
In addition to the projects mentioned above, we have planned investments in data security, collection process, operational risk platform and internal controls, process automation, system integrations, and system improvements.
Investments in the development of our new products and services is an integral part of the daily routine of all of our business departments working together with our product, business development, data governance and technology teams. We invested an aggregate R$ 362 million throughout 2025 in the above-mentioned initiatives.

Form 20F 2026 FY2025	87

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
Banco Inter has become subject to new regulations established by CMN Resolution 4,966/21 of the National Monetary Council and BCB Resolution 352/23 of the Central Bank, which came into effect on January 1, 2025. These resolutions establish new accounting criteria applicable to financial instruments that must be observed by financial institutions and other institutions authorized to operate by the Central Bank. The adoption of the new resolution did not have a material impact on our Regulatory capital and capital adequacy ratio. Our reference equity and capital adequacy information described below already reflect the application of the new regulation.
As of December 31, 2025, Banco Inter’s capital adequacy ratio was 14.4%, a decrease of 0.8 percentage points compared to December 31, 2024. This variation was mainly due to the growth of our loan portfolio.
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
The table below sets forth Banco Inter’s Reference Equity and Banco Inter’s Capital Adequacy Ratio (as defined below) as of December 31, 2025, 2024 and 2023:

	December 31,			Variation
	2025	2024	2023	2025 x 2024	2024 x 2023
Reference Equity(1) (R$ million)	6,442.7	5,262.0	6,138.2	22.4%	-14.1%
Capital Adequacy Ratio(2)(3)	14.4%	15.2%	23.0%	(0.8)%	-7.8p.p

(1)     Reference Equity (or regulatory capital) is the amount of capital available taken into consideration for purposes of determining the operating limits of Brazilian financial and other institutions duly authorized to operate by the Central Bank and is comprised by the sum of two tiers: Tier I and Tier II. Tier I is comprised of equity plus the balance of certain reserves, income and hybrid capital and debt instruments authorized by the Central Bank. Tier II, in turn, is comprised of revaluation reserves, reserves for contingencies, earnings reserves related to undistributed mandatory dividends, preferred shares with cumulative dividends, certain subordinated debt and hybrid instruments and unrealized earnings related to adjustments to the market value of available-for-sale securities.
(2)    Risk-Weighted Assets represents Banco Inter’s assets weighted according to risk pursuant to the methodology defined under the Central Bank regulations, in line with the Basel III framework.
(3)    Capital Adequacy Ratio is calculated as Reference Equity divided by Risk-Weighted Assets.
Sources of Funds
As of December 31, 2025, we had R$3.8 billion in cash and cash equivalents. We believe that our current available cash and cash equivalents and the expected cash flows from our operating activities will be sufficient to meet our working capital requirements, capital expenditures and our business plan in the ordinary course of business for at least the next 12 months.
We obtain funding for working capital and the acquisition of assets through our own resources and funding obtained from third parties, which we record as liabilities with financial institutions, liabilities with clients and securities issued, as described below:
•Liabilities with Financial Institutions and Liabilities with Clients: we finance a portion of our operations through the following types of deposits:
    Demand deposits: Clients deliver to us funds that will be available for transfer and withdrawal upon request.

Form 20F 2026 FY2025	88

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

Form 20F 2026 FY2025	89

As of December 31, 2025, our current financial assets were R$38.4 billion of which more than R$32.8 billion is considered as Ativos Líquidos de Alta Qualidade (or High Quality Liquid Assets, a category of assets defined pursuant to Central Bank regulation that are expected to remain liquid in markets during periods of stress and to remain easily and immediately convertible into cash with low or without losses). In terms of funding concentration, our top 10 clients represent less than 2.1% of our total credit portfolio as of December 31, 2025, indicating a diversified funding basis.
Indebtedness
As of the date of this annual report, we are not a borrower under any individually material loan or financing agreements. We have previously held time deposits with special collateral provided by the FGC. As of December 31, 2025, 2024 and 2023, we held no such time deposits. We do not hold time deposits, as we have opted to obtain funds mainly through demand deposits from our broad and less expensive client base.
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
Limitations on Uses of Funding
Our use of funding to originate further loans and invest in other financial assets is contingent on maintaining a capital adequacy ratio, above the regulatory minimum threshold of 10.5% (our Capital Adequacy Ratio was 14.4% as of December 31, 2025). Pursuant to the Basel III guidelines, the capital adequacy ratio is calculated by dividing our Reference Equity (the sum of Tier I and Tier II capital) by Risk-Weighted Assets. Tier I consists of Primary Capital less prudential adjustments (deductions that may compromise the financial institution’s ability to withstand losses of Principal Capital) and Supplementary Capital (hybrid debt and equity instruments that meet promulgated requirements under the applicable CMN regulation. However, in order to improve the quality of the capital of financial institutions, Basel III restricts, for the purposes of the breakdown of Primary Capital, the inclusion of financial instruments that do not demonstrate an effective capacity for the absorption of losses and requires a reduction of assets that, in certain circumstances, could affect the amount of the financial institution’s capital as a result of the low liquidity of its instruments, dependence on future earnings or difficulty in measuring amounts. Tier II, in turn, is comprised of revaluation reserves, reserves for contingencies, earnings reserves related to undistributed mandatory dividends, preferred shares with cumulative dividends, certain subordinated debt and hybrid instruments and unrealized earnings related to adjustments to the market value of available-for-sale securities. Risk-Weighted Assets represents Banco Inter’s assets weighted according to risk pursuant to the methodology defined under the Central Bank regulations, in line with the Basel III framework.
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

Form 20F 2026 FY2025	90

We periodically issue DPGEs (time deposits with special collateral) under two modalities: DPGE I (issued without collateral secured by the Credit Guarantee Fund) and DPGE II (issued with collateral secured by the Credit Guarantee Fund). Issuances of DPGEs are subject to regulatory limitations. As of the date of this annual report, we did not hold time deposits with special collateral provided by the Brazilian Credit Guarantee Fund (FGC).
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
Some selected innovation initiatives are listed below:
•Development, Security and Operations (DevSecOps): integration and automation processes of essential steps for the systems which support the quality and stability of our financial SuperApp, from conception to release, aiming at security, reliability, usability and better client experience.
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

Form 20F 2026 FY2025	91

Pursuant to the SoftBank Shareholders’ Agreement, Softbank had the right to appoint one member of our board of directors for as long as it holds at least 5% of our share capital. On January 20, 2026, SoftBank irrevocably waived this right. As of the date of this annual report, there is no director appointed by Softbank. For more information, see “Item 7. Major Shareholders and Related Party Transactions―B. Related Party Transactions—Shareholders’ Agreements.”
The following table presents the names, ages and positions of the members of our board of directors.

Name	Age	Position
Rubens Menin Teixeira de Souza	70	Chairman
Maria Fernanda Nazareth Menin Teixeira de Souza Maia	47	Member
José Felipe Diniz	64	Member
Leonardo Guimarães Corrêa	67	Member
Luiz Antônio Nogueira de França	63	Independent Member
André Guilherme Cazzaniga Maciel	44	Independent Member
Antônio Kandir	72	Independent Member
Claudia Farkouh Prado	63	Independent Member
Todd Chapman	63	Independent Member
James Drummond Allen	64	Independent Member

All directors were re‑elected at the Company’s Annual Meeting of Shareholders held on April 29, 2026 for a two-year term.
The following is a brief summary of the business experience of our directors. The current business addresses for our directors is Av. Barbacena, 1,219, Santo Agostinho - Belo Horizonte, Minas Gerais, Brazil, Zip Code 30190-131.
Rubens Menin Teixeira de Souza is the chairman of our board of directors. Rubens holds a Degree in Civil Engineering from the Universidade Federal de Minas Gerais – UFMG . He is one of Banco Inter founders and has served as the chairman of our board of directors since our founding. Mr. Menin Teixeira de Souza is also a founder of MRV Engenharia, a publicly traded company in Brazil, where he served as chief executive officer until March 2014 and currently serves as the chairman of the board of directors. He is also the chairman of the board of directors of LOG Commercial Properties S.A., another publicly traded company in Brazil, Urbamais Properties e Participações S.A., Novus Mídia S.A. (CNN Brasil) and Rádio Itatiaia S.A.
Maria Fernanda Nazareth Menin Teixeira de Souza Maia holds a law degree from Milton Campos School of Law and a postgraduate degree in Economics and Corporate Law from the Getúlio Vargas Foundation- FGV EAESP. She is a member of the Corporate Law Committee of the Minas Gerais Bar Association - OAB/MG. Mrs. Maia acted as Executive Legal Manager and Chief Legal Officer in MRV Engenharia until 2019.
José Felipe Diniz has been a member of Banco Inter’s Board of Directors since 1999. He has over 30 years of experience in urban planning and currently serves as CEO and Board Member of Urba Desenvolvimento Urbano, focusing on the development of subdivisions and residential communities. He holds a degree in Economics from the Pontifical Catholic University of Minas Gerais. He served as Vice President of Communications at Sinduscon/MG from 2003 to 2005.
Leonardo Guimarães Correa holds a degree in Economics from Universidade Federal de Minas Gerais – UFMG (1980) and a postgraduate degree in Finance from FGV (1986). He was the Chief Treasurer Officer of Banco Inter S.A. from 2020 to 2023. He also served as Chief Financial and Investor Relations Officer of MRV Engenharia from 2006 to 2019. He was a founding partner at Perfin Administração de Recursos, between 2003 and 2006, and a partner at Banco Pactual from 2000 to 2003. Previously, he worked for JP Morgan for ten years, his last position being Treasurer for Brazil, and for 8 years at Lloyds Bank as Treasury Manager. He currently serves in the boards of directors of MRV Engenharia, LOG Commercial Properties S.A. and of Novus Midia S.A. Leonardo is also the Chief Financial Officer and member of the Board of Directors of Resia.

Form 20F 2026 FY2025	92

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

Form 20F 2026 FY2025	93

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
Executive Officers
Our executive officers are responsible for the management and representation of our company. The table below presents the names, age and position of our executive officers.

Name	Age	Position
João Vitor N. Menin T. de Souza	44	Chief Executive Officer
Santiago Horacio Stel	47	Chief Financial Officer
Alexandre Riccio de Oliveira	46	Brazil Chief Executive Officer
Antônio Cássio Segura	58	US Country Manager
Guilherme Ximenes de Almeida	45	Chief Information Officer
Marlos Francisco de Araujo	48	Chief Risk Officer
Marco Antônio Martins Araújo Filho	60	Global Chief Legal and Compliance Officer
Rodrigo Teodoro Martins de Gouveia	47	Chief Commerce Officer
Thais Leite Lemos	39	Chief Human Resources Officer
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

Form 20F 2026 FY2025	94

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
Antônio Cassio Segura is the Company US Country Manager. Previously he worked as Executive Vice President of Institutional Sales at YellowFi Managements LLC and Bright Capital LLC, and President & CEO of Banco do Brasil Americas, after working as the General Manager of Banco do Brasil S.A. Miami Branch. Graduated in Business Administration and MBA from University of São Paulo, Master of Science in Marketing & Innovation from The University Center of FEI and participated of the Advanced Management Program in Business Administration and Management from The University of Chicago Booth School of Business.
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
Marlos Francisco de Araújo is the Company Chief Risk Officer. Previously he served as a Director of the Brazilian Association of Publicly-Held Companies (Abrasca) starting in 2023. Prior to that, he spent 14 years at Banco Bradesco S.A., holding leadership positions such as Chief Risk Officer (CRO) from 2022 to 2023, responsible for corporate risks, internal controls, compliance, security, and strategic intelligence; Departmental Director of Organizational Risks from 2017 to 2022; Departmental Director of Financial Controls from 2013 to 2017; Superintendent of Processes and Efficiency from 2011 to 2013; and Superintendent of Financial Controls from 2009 to 2010. In parallel with his role at Bradesco, he also served as Risk Director at FEBRABAN from 2019 to 2023, coordinating regulatory and strategic discussions between financial institutions and regulators. He holds a Bachelor’s degree in Business Administration (1998) and a Master’s degree in Business Administration from FEA-USP (2003). In 2010, he completed the Advanced Management Program (AMP) at Harvard Business School.
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
Rodrigo Teodoro Martins de Gouveia holds a degree in Business Administration with focus on Marketing from the University of San Francisco, California (2000). He has over 20 years of experience in communication and business, including 17 years in senior leadership roles as Business Director at WPP Group agencies (Y&R, Wunderman, and VML) in Brazil, as well as serving as Global Client Partner for Latin America at Facebook. He joined Banco Inter in July 2019 as Marketplace Director, leading the strategic development and implementation of the SuperApp initiative, integrating the Bank’s financial and non-financial services marketplace.

Form 20F 2026 FY2025	95

Thais Leite Lemos graduated in Psychology from the Higher Education Center of Juiz de Fora (2005 – 2010) and with an MBA in Strategic People Management from the PUC of Minas Gerais (2012 – 2013). She joined Banco Inter (2017) as a Human Resources Analyst, becoming Development Coordinator (2018) and later People to Business Executive (2019). Before joining Banco Inter, she worked in the Human Resources area at OI S.A (2012 – 2014), Infosys (2014 – 2015) and Sondas Ativas (2015 – 2017).
Family Relationships
Rubens Menin Teixeira de Souza, chairman of our Board of Directors, is the father of João Vitor Nazareth Menin Teixeira de Souza and Maria Fernanda Nazareth Menin Teixeira de Souza Maia. There are no other family relationships among our directors and officers named herein.
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
For the year ended December 31, 2025 the aggregate compensation expense for the members of the board of directors and executive officers of Inter&Co for services in all capacities was R$ 102 million, which includes both benefits paid in kind and equity.
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
The highest annual compensation we paid to an individual director and officer of Inter&Co in 2025 was R$ 6,031 thousand and R$ 48,177 thousand respectively. The lowest annual compensation we paid to an individual director and officer of Inter&Co in 2025 was R$ 627 thousand and R$ 2,127 thousand respectively. The average annual compensation we paid to directors and officers of Inter&Co in 2025 was R$1,369 thousand and R$ 9,920 thousand.

Form 20F 2026 FY2025	96

Approximately 53% (equivalent to R$48,177 thousand) of the aggregate annual compensation we paid to Inter&Co officers in 2025 was paid to an officer who is a relative of our controlling shareholder.
Approximately 60% (equivalent to R$ 8,464 thousand) of the aggregate annual compensation we paid to Inter&Co directors in 2025 was paid to non-independent directors.
The above compensation amounts paid to officers include their fixed and variable compensation, benefits and annual bonus.
Employment Agreements
None of our executive officers have entered into employment agreements with us. None of our directors have entered into service agreements with us.
Long-Term Incentive Plan
We have implemented equity incentive plans, or LTIP, for the benefit of our executives and employees for the purpose of advancing the interests of our shareholders by enhancing our ability to motivate and reward eligible executives to perform at the highest level. The LTIP includes the 2022 Omnibus Incentive Plan approved by our shareholders on January 4, 2023, and certain other assumed legacy equity incentive plans, including Banco Inter’s former equity incentive plan, which we assumed and amended to provide for equity incentive awards with respect to our Class A common shares. The maximum number of Class A common shares available for issuance pursuant to equity incentive awards granted under the LTIP will not exceed 0,56% of our common shares outstanding as of the date of this annual report.
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
Directors’ and Officers’ Insurance
We maintain directors’ and officers’ liability insurance (D&O) with Chubb Seguros do Brasil S.A. (and others insurers), with the aim of protecting our directors, who may be liable personally for acts performed in the exercise of their functions. The coverage of insurance is US$ 50 million.
C.     Board Practices
Our board of directors consists of at least three Directors and up to twelve Directors. Each director is appointed for a two-year term, unless they resign or their office is vacated earlier. Directors appointed by the board of directors hold office until the next annual general meeting. Our Articles of Association do not include a mandatory retirement age.
Our and our subsidiaries’ contracts with our directors do not provide for any benefit upon termination of employment.

Form 20F 2026 FY2025	97

Committees
Audit Committee
Our audit committee, which consists of Luiz Antônio Nogueira de França, André Guilherme Cazzaniga Maciel and Antônio Kandir and assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The audit committee consists exclusively of members of our board of directors who are financially literate, and André Guilherme Cazzaniga Maciel is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that André Guilherme Cazzaniga Maciel, Antônio Kandir and Luiz Antônio Nogueira de França satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that complies with Nasdaq rules.
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

Form 20F 2026 FY2025	98

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
Risk Committee
Our Risk Committee consists of Leonardo Guimarães Correa, James Drummond Allen and José Felipe Diniz. The Risk Committee assists our board of directors in overseeing our capital management and risk management frameworks, focusing on defining and assessing our risk appetite, monitoring the effectiveness of our internal controls, regularly reviewing existing risk management processes to identify vulnerabilities, and providing periodic reports to the Board. The responsibilities of the Risk Committee include, among others, approving applicable risk management policies, reviewing related frameworks, and overseeing the analyses and reporting prepared by management.
D.     Employees
Employees
The table below sets forth the number of employees by geographic region of Brazil and in other countries as of the dates indicated:

	As of December 31,
	2025	2024	2023
Southeast	3,956	4,257	2,939
South	47	55	67
Northeast	108	6	190
Midwest	13	15	34
North	—	—	5
Total (Brazil)	4,124	4,333	3,235
The table below sets forth the number of employees in other countries on the dates indicated:

	As of December 31,
	2025	2024	2023
United States	55	58	33
Canada	—	—	1
Portugal	—	—	—
Nepal	—	—	1
Total	55	58	35

Form 20F 2026 FY2025	99

The table below sets forth the number of our employees by activity as of the dates indicated:

	As of December 31,
	2025	2024	2023
Front Office	1,876	1,961	929
Back Office	2,303	2,430	2,341
Total	4,179	4,391	3,270
The table below sets forth the number of our outsourced employees by region of Brazil as of the dates indicated:

	As of December 31,
	2025	2024	2023
Southeast	2,105	2,086	1,139
South	—	—	69
Northeast	1,731	1,751	1,123
Midwest	—	—	—
Total	3,836	3,837	2,331
The table below sets forth the number of our outsourced employees by activity as of the dates indicated:

	As of December 31,
	2025	2024	2023
Call Center	3,206	2,854	1,918
Bodyshop	445	528	129
BPO - Collection	84	219	233
Administrative Services	101	37	49
Total	3,836	3,837	2,331
The table below sets forth our employee turnover, calculated as the total number of dismissals and resignations divided by the total number of our direct employees, for the periods indicated:

	As of December 31,
	2025	2024	2023
Staff turnover ratio	32,2%	38,8%	43,7%
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
In the three-year period ended December 31, 2025, we did not experience any work stoppages as a result of strikes and/or other employee demonstrations.
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

Form 20F 2026 FY2025	100

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
E.     Share Ownership
For information on shares and any outstanding shares beneficially owned by our directors and executive officers and/or entities affiliated with these individuals, see “Item 7. Major Shareholders and Related Party Transactions.”
The table below sets forth the options beneficially owned by our directors and executive officers as of the date of this annual report. All options of our directors and executive officers were issued under our LTIP.

Name	Number of Class A common shares underlying the options	Exercise Price (R$/ share)	Expiration Date (MM/DD/YYYY)
Leonardo Guimarães Correa	31,875	R$21.50	02/01/2027
Leonardo Guimaraes Correa	24,750	R$15.50	12/01/2028
Todd Crawford Chapman	50,000	R$15.50	01/26/2029
João Vitor N. Menin T. de Souza	936,300	R$21.50	(1)
João Vitor N. Menin T. de Souza	500,000	R$15.50	12/01/2028
Alexandre Riccio de Oliveira	180,000	R$21.50	02/01/2027
Alexandre Riccio de Oliveira	180,000	R$15.50	12/01/2028
Guilherme Ximenes de Almeida	31,500	R$21.50	02/01/2027
Guilherme Ximenes de Almeida	110,000	R$15.50	12/01/2028
Rodrigo Teodoro Martins de Gouveia	198,000	R$21.50	(2)
Rodrigo Teodoro Martins de Gouveia	110,000	R$15.50	12/01/2028
Santiago Horacio Stel	34,375	R$15.50	04/25/2029
Thais Leite Lemos	10,500	R$21.50	02/01/2027
Thais Leite Lemos	10,000	R$15.50	12/01/2028

(1) A total of 600,000 stock options have an expiration date of February 1, 2027, and 336,300 stock options have an expiration date of February 1, 2028.
(2) A total of 153,000 stock options have an expiration date of February 1, 2027, and 45,000 stock options have an expiration date of February 1, 2028.
F.    Disclosure of a registrant’s action to recover erroneously awarded compensation
We have adopted a compensation clawback policy in October 2023. Please see Exhibit 97 to this annual report on Form 20-F. We have not been required to prepare an accounting restatement at any time during or after our last completed fiscal year and no recovery of awarded compensation is required pursuant to our compensation clawback policy.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
As of the date of this annual report, Inter&Co’s authorized share capital is US$50,000 divided into 20,000,000,000 shares of par value of US$0.0000025 each, of which 325,767,698 have been issued and are outstanding as Class A Shares of par value of US$0.0000025 each and 115,720,675 have been issued as Class B Shares of par value of US$0.0000025 each.

Form 20F 2026 FY2025	101

The following table sets forth the principal holders of Inter&Co’s issued and outstanding share capital and their respective shareholding as of the date of this annual report:

	Class A	%	Class B	%
Costellis International Limited(1)	—	0.00%	115,720,675	100.00%
Hottaire International Limited(2)	16,500,000	5.06%	—	0.00%
SBLA Holdings (Cayman) LP(3)	60,506,636	18.57%	—	0.00%
Directors and Officers	30,825	0.01%	—	0.00%
Treasury shares	—	0.00%	—	0.00%
Others	248,730,237	76.35%	—	0.00%
Total	325,767,698	100.00%	115,720,675	100.00%

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
The following table sets forth the principal holders of Inter&Co’s share capital as of the date of this annual report:

	As of the date of this annual report
	% of Total Capital	% of Voting Capital
Costellis International Limited	26.20%	78%
Hottaire International Limited	3.74%	1.10%
SBLA Holdings (Cayman) LP	13.71%	4.00%
Directors and Officers	0.00%	0%
Treasury shares	0.00%	0.00%
Others	56.34%	16.70%
Total	100.00%	100.00%
The table below sets forth the shares beneficially owned by our directors and executive officers as of the date of this annual report. The number of shares beneficially owned by each person includes all Restricted Share Units (“RSUs”) beneficially owned by such person. The RSUs are deemed to be outstanding and beneficially owned by the person holding those options, warrants or rights for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The table below does not include shares that may be received by each person upon exercise of any options beneficially owned by such person. For information on the options held by our directors and executive officers, see “Item 6. Directors, Senior Management and Employees― E. Share Ownership.”

Form 20F 2026 FY2025	102

					% of Total Voting Power	% of Total Voting Capital
	Class A		Class B
	Shares	%	Shares	%
Executive Officers and Directors
Rubens Menin Teixeira de Souza(1)	1,741	*	115,720,675	100.00%	78.04%	26.21%
Maria Fernanda Menin Teixeira de Souza Maia	—	*	—	—	*	*
José Felipe Diniz	17,004,716 (2)	5.22%	—	—	1.1%	3.85%
Leonardo Guimaraes Correa	89,207(3)	*	—	—	*	*
Luiz Antonio Nogueira de Franca	6,701	*	—	—	*	*
André Guilherme Cazzaniga Maciel	—	*	—	—	*	*
Antonio Kandir	—	*	—	—	*	*
Todd Crawford Chapman	12,200	*	—	—	*	*
Claudia Farkouh Prado	—	*	—	—	*	*
James Drummond Allen	20,000(4)	*	—	—	*	*
Joao Vitor Nazareth Menin Teixeira de Souza	2,838,049(5)	*	—	—	*	*
Alexandre Riccio de Oliveira	785,674(6)	*	—	—	*	*
Antonio Cassio Segura	169,959(7)	*	—	—	*	*
Guilherme Ximenes de Almeida	318,365 (8)	*	—	—	*	*
Marco Antonio Martins Araújo Filho	135,184(9)	*	—	—	*	*
Marlos Francisco de Araujo	59,390(10)	*	—	—	*	*
Rodrigo Teodoro Martins de Gouveia	166,287(11)	*	—	—	*	*
Santiago Horacio Stel	286,044(12)	*	—	—	*	*
Thais Leite Lemos	116,114(13)	*	—	—	*	*

Except for the different voting rights relating to ownership of Class B common shares (which are entitled to 10 votes per share compared to Class A common shares which are entitled to one vote per share), none of the above shareholders have voting rights that differ from the voting rights of other shareholders.
(*) means less than 0.1%.
(1) Consists of (i) 1,741 Class A Shares by Challenger Fundo de Investimentos and (ii) 115,720,675 Class B Shares held by Costellis International Limited,b a BVI company controlled by Rubens Menin.
(2) Consists of (i) 473,216 Class A Shares owned by José Felipe Diniz (ii) 31,500 Class A Shares held by the spouse of José Felipe Diniz and (iii) 16,500,000 Class A Shares owned by Hottaire International Limited,a BVI company controlled by José Felipe Diniz.
(3) Includes 5,000 RSUs subject to service-based vesting conditions.
(4) Includes 15,000 RSUs subject to service-based vesting conditions.
(5) Includes 1,105,462 RSUs subject to service-based vesting conditions.
(6) Includes 307,736 RSUs subject to service-based vesting conditions.
(7) Includes 96,836 RSUs subject to service-based vesting conditions.
(8) Includes 205,508 RSUs subject to service-based vesting conditions.
(9) Includes 135,184 RSUs subject to service-based vesting conditions.
(10) Includes 53,952 RSUs subject to service-based vesting conditions.
(11) Includes 126,436 RSUs subject to service-based vesting conditions.
(12) Includes 286,044 RSUs subject to service-based vesting conditions.
(13) Includes 91,436 RSUs subject to service-based vesting conditions and 4,050 Class A Shares are held by the spouse of Thais Leite Lemos.

Form 20F 2026 FY2025	103

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
Atletico Mineiro S.A.F. is an interested party in certain loans made by Banco Inter to purchase trade receivables from suppliers of the related party (a type of transaction commonly referred to as “drawn risk operations”). These drawn risk operations were entered by Banco Inter in the ordinary course of business and in compliance with our related party transactions policy. As of December 31, 2025 the total amount outstanding of such transactions was R$78.1 million.
MRV Engenharia e Participação S.A. is an interested party in certain loans made by Banco Inter to purchase trade receivables from suppliers of the related party. These drawn risk operations were entered by Banco Inter in the ordinary course of business and in compliance with our related party transactions policy. As of December 31, 2025 the total amount outstanding of such transactions was R$76.9 million.
Conedi Participações Ltda. is an interested party in certain loans made by Banco Inter to purchase trade receivables from suppliers of the related party. These drawn risk operations were entered by Banco Inter in the ordinary course of business and in compliance with our related party transactions policy. As of December 31, 2025 the total amount outstanding of such transactions was R$73.5 million.
Arena Vencer Complexo Esportivo Multiuso SPE Ltda is an interested party in certain loans made by Banco Inter to purchase trade receivables from suppliers of the related party. These drawn risk operations were entered by Banco Inter in the ordinary course of business and in compliance with our related party transactions policy.As of December 31, 2025 the total amount outstanding of such transactions was R$46.2 million.
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
As of December 31, 2025, the amount outstanding of these securities held by MRV Engenharia e Participação S/A was R$2.1 million.
As of December 31, 2025, the amount outstanding of these securities held by Conedi Participações Ltda. was R$45.9 million.
Atletico Mineiro S.A.F., MRV Engenharia e Participação S.A., Conedi Participações Ltda and Arena Vencer Complexo Esportivo Multiuso SPE Ltda. are controlled by our controlling shareholder.

Form 20F 2026 FY2025	104

Shareholders’ Agreements
Shareholders’ Agreement with SoftBank
Inter&Co, HoldFin, Banco Inter and the majority shareholders of Inter&Co (Rubens Menin and João Vitor Menin), SoftBank Group Corp. and SBLA Holding have entered into a shareholders’ agreement, or the SoftBank Shareholders’ Agreement. Pursuant to the SoftBank Shareholders’ Agreement, SoftBank Group Corp. had the right to appoint one member of Inter&Co’s Board of Directors for as long as it beneficially holds 5% of Inter&Co’s share capital. On January 20, 2026, SoftBank irrevocably waived this right. As of the date of this annual report, there is no director appointed by Softbank.
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
In February 2026, Inter&Co declared and paid cash dividends of US$ 0.11 per common share.
In February 2025, Inter&Co declared and paid cash dividends of US$ 0.08 per common share.
In April 2024, Inter&Co declared and paid cash dividends of US$ 0.03 per common share.

Form 20F 2026 FY2025	105

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
B.    Plan of Distribution
Not applicable.
C.    Markets
Nasdaq.
D.    Selling Shareholders
Not applicable.
E.    Dilution
Not applicable.
F.    Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION.
A.     Share Capital
Not applicable.

Form 20F 2026 FY2025	106

B.     Memorandum and Articles of Association
General
We were incorporated on January 26, 2021, as a Cayman Islands exempted company with limited liability.
Our affairs are governed principally by: (1) our memorandum and articles of association (as adopted at the relevant time); (2) the Companies Act; and (3) the law of the Cayman Islands. As provided in our amended and restated memorandum and articles of association duly adopted as of April 29, 2026 and in full force and effect as of the date hereof (the “Articles of Association”), subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
As of the date of this annual report, Inter&Co’s authorized share capital was US$50,000 divided into 20,000,000,000 shares of par value of US$0.0000025 each, of which 325,767,698 have been issued as Class A Shares of par value of US$0.0000025 each and 115,720,675 have been issued as Class B Shares of par value of US$0.0000025 each. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”
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
Treasury Stock
At the date of this annual report, we do not have shares in treasury.

Form 20F 2026 FY2025	107

Issuance of Shares
Except as expressly provided in our Articles of Association, our board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the Company's capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act.
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

Form 20F 2026 FY2025	108

•the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issuance of further shares ranking pari passu therewith, by the redemption or purchase of any shares of any class us, the cancellation of authorized but unissued shares of that class or the creation or issuance of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.
As set forth in our Articles of Association, our board of directors has authority to increase or decrease the number of shares comprising any such class or series (but not below the number of shares of any class or series of shares then outstanding) without the approval of the holders of Class A common shares and Class B common shares. However, our authorized share capital may only be increased by way of an “ordinary resolution,” which is defined in the Articles of Association as being a resolution (1) of a duly constituted general meeting passed by a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote present in person or by proxy and voting at the meeting; or (2) approved in writing by all of the shareholders entitled to vote at a general meeting in one or more instruments each signed by one or more of the shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.
Conversion Rights
Our Articles of Association provide that each Class B common share, and will convert may be converted into one Class A common share (i) upon delivery by the holder of such Class B common share of a notice to Inter&Co, at its registered office, to effect a conversion of such Class B common share or (ii) automatically upon any transfer of such Class B common share, whether or not for value, except for certain limited transfers described in our Articles of Association. Such transfers include transfers to the holder of such Class B common shares, heirs and successors of such holder, affiliates, one or more trustees of a trust established for the benefit of the shareholder or their affiliates, and partnerships, corporations and other entities owned or controlled exclusively by the shareholder or their affiliates, as well as to a non-affiliate transferee that agrees in writing with us to make and subsequently makes a tender offer or exchange offer to all holders of Class A common shares, pursuant to the tag-along rights contained in the Articles of Association as described in “―Transfer of Shares―Tag Along.”
Upon conversion of Class B common shares into Class A common shares, the resulting Class A common shares may be transferred, subject to any restrictions under applicable law.
As set forth in Inter&Co’s Articles of Association, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of votes of the outstanding Class B common shares represents less than 10% of the voting share rights of the Company. Additionally, the holders of a majority of the then outstanding Class B common shares have the right to require that all outstanding Class B common shares be converted. The foregoing rights are subject to the requirement under Cayman Islands law to obtain the prior approval of the Cayman Islands Monetary Authority for any transfer, issue or disposal of shares.

Form 20F 2026 FY2025	109

Preemptive or Similar Rights
The Class B common shares are entitled to maintain a proportional ownership in the event that additional Class A common shares are issued. As such, except for certain exceptions, if we intend to issue Class A common shares, we must first make an offer to each holder of Class B common shares to issue to such holder on the same economic terms such number of Class B common shares as would ensure that the proportion in nominal value of the issued common shares held by such holder as Class B common shares, after the issuance of such Class A common shares will be as nearly as practicable equal to the proportion in nominal value of the issued common shares held by such holder as Class B common shares before the said issuance. In addition, any such Class A common shares may not be issued until the period during which any such offer may be accepted has expired or we have received notice of the acceptance or refusal of every offer so made. An offer shall not be regarded as being made contrary to the above requirements by reason only that fractional entitlements are rounded or otherwise settled or sold at the discretion of our board of directors or no offer of Class B Common shares is made to a holder of Class B common shares where the making of such an offer to such holder would in the view of our board of directors pose legal or practical problems in or under the laws or securities rules of any territory or the requirements of any regulatory body or stock exchange such that our board of directors considers it necessary or expedient in the interests of the Company to exclude such holder from the offer, or where the offer is conditional upon the said issue of Class A common shares proceeding. In addition, the holders of two-thirds of the Class B common shares may, by consent in writing, authorize our board of directors issuing for a specified period or a default period of twelve (12) months to issue Class A common shares for cash as if the preemptive rights described above did not apply. Pursuant to our Articles of Association, where a holder of Class B common shares does not exercise its rights within the time period stated in the offer made by us to such holder of Class B common shares, which period must be at least thirty (30) days beginning on the date the offer is deemed to be delivered to such holder, the Company may proceed with the issuance of Class A common shares. The offer may not be withdrawn before the end of that period. These provisions do not apply to the issuance of Class A common shares if such shares are issued, or are to be issued, wholly or partly paid up otherwise than in cash, if they would, apart from any renunciation or assignment of the right to their allotment, be held under or issued pursuant to an incentive plan or if they are issued in furtherance of an initial public offering or issued to underwriters in connection with such offering pursuant to an over-allotment option granted by the Company.
Equal Status
Except as expressly provided in our Articles of Association, Class A common shares and Class B common shares have the same rights, preferences, privileges and restrictions and rank equally, share ratably and are identical in all respects as to all matters. In the event of any: (1) merger, consolidation, statutory amalgamation,, arrangement or other reorganization requiring the approval of our the members of one or more of the participating companies, or short-form merger or consolidation thereon (whether or not we are the surviving entity), (2) tender or exchange offer to acquire any Class A common shares or Class B common shares by us or any third party pursuant to an agreement to which we are a party, the holders of Class A common shares shall have the right to receive, or to elect to receive, (1) the same form of consideration (subject to adjustment, by the directors to account for the different economic and voting rights that exist or may exist between such consideration and the share classes) and (2) at least the same amount of consideration on a per share basis, in each case, as the holders of Class B common shares.
Record Dates
For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, our board of directors may fix a record date which shall not exceed sixty (60) days prior to the date where the determination will be made.

Form 20F 2026 FY2025	110

General Meetings of Shareholders
As a condition of admission to a general meeting, a shareholder must be duly registered such in our register of members at the applicable record date for that meeting. Unless the directors otherwise determine, in order to vote at any general meeting, all calls or installments then payable by such shareholder to us in respect of the shares that such shareholder holds must have been paid.
Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote (1)per Class A common share and ten (10) votes per Class B common share held.
As a Cayman Islands exempted company, we are not obliged by the Companies Act to call annual general meetings; however, our Articles of Association provide that in each year Inter&Co will hold an annual general meeting of shareholders, within the first four (4) months following the end of its fiscal year. For the annual general meeting of shareholders, the agenda shall be set by our board of directors and will include, among other things, the presentation of the annual accounts and the report of the directors (if any) and the proposed annual budget for the aggregate compensation to be paid to our directors and officers.
Also, we may, but are not required to (unless required by the laws of the Cayman Islands), hold other general meetings during the year as and when the directors may decide. In addition, shareholders holding shares representing in the aggregate not less than five (5) per cent of all shares in issue and entitled to vote at general meetings may requisition our board of directors to convene a general meeting.
General meetings of shareholders are generally expected to take place in Belo Horizonte, Brazil, but may be held elsewhere, including virtually, if the directors so decide.
Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called by not less than twenty one (21) clear days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.
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
Holders whose shares are registered in the name of DTC or its nominee, which we expect will be the case for all holders of Class A common shares, will not be deemed to be shareholders or members of Inter&Co and must rely on the procedures of DTC regarding notice of general meetings and the exercise of rights of a holder of the Class A common shares.
A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-fourth of aggregate of the voting power of all shares in issue and entitled to vote upon the business to be transacted. If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, a second meeting may be called with at least eight (8) days’ notice to shareholders specifying the place, the day and the hour of the second meeting, as the Directors may determine, and if at the second meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum. In respect of a separate class meeting (other than an adjourned meeting) convened to sanction the modification of class rights, the necessary quorum is persons holding or representing by proxy not less than two-thirds of the issued Inter&Co shares of the applicable class.

Form 20F 2026 FY2025	111

A resolution put to a vote at a general meeting shall be decided on a poll. Generally speaking, an ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at a quorate general meeting (an “ordinary resolution”) and a special resolution requires the affirmative vote of at least a two-thirds majority of the votes cast by, or on behalf of, the shareholders entitled to vote who are present in person or by proxy and voting at a quorate general meeting (a “special resolution”). Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Companies Act and our Articles of Association.
Pursuant to our Articles of Association, general meetings of shareholders are to be chaired by any person appointed by our board of directors, and in the event that the directors do not appoint any person, the chairman of our board of directors or in his absence the vice-chairman of the board of directors. If the chairman or vice-chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman, nor the vice-chairman, nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of Inter&Co, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.
In addition to the matters required to be approved by shareholders by Cayman Islands law, our Articles of Association provide that the following matters shall be approved by ordinary resolution , unless the Companies Act requires a special resolution :
•acquisitions where the issuance of Inter&Co shares (including shares issued pursuant to an earn-out provisions or similar type of provision and securities that are convertible, exercisable or exchangeable for Inter&Co shares) equals 20% or more of the pre-transaction outstanding shares or aggregate voting power outstanding of Inter&Co;
•acquisitions where the issuance of Inter&Co shares (including shares issued pursuant to an earn-out provisions or similar type of provision and securities that are convertible, exercisable or exchangeable for shares) equals 5% or more of the pre-transaction outstanding shares or aggregate voting power outstanding of Inter&Co when an officer, director or shareholder who beneficially owns 5% of the total outstanding Shares or voting power of Inter&Co has a 5% or greater interest in the target or assets to be acquired (or such persons collectively have a 10% or greater interest in the target or assets to be acquired);
•transactions, other than a public offering, involving the sale, issuance or potential issuance of Inter&Co shares (or securities that are convertible, exercisable or exchangeable for such shares), which alone or together with sales by officers, directors or shareholders who beneficially own 5% of the total outstanding shares or voting power of Inter&Co, equals 20% or more of the shares or voting power of the Company outstanding before the sale or issuance if such sale or issue price is lower than the closing price of Inter&Co shares the trading day immediately preceding the signing of the binding agreement in relation to such sale or issue or the average of the closing price of the shares the five trading days immediately preceding the signing of the binding agreement in relation to such sale or issue;
•the issuance of Inter&Co shares (or securities that are convertible, exercisable or exchangeable for shares) that will result in a change of control of Inter&Co;
•the adoption or material amendment of any incentive plan or equity compensation arrangement by Inter&Co other than in circumstances where shareholder approval would not be necessary pursuant to Nasdaq rules; and
•a merger or spin-off involving Inter&Co, with one or more businesses or entities.

Form 20F 2026 FY2025	112

Liquidation Rights
If we are voluntarily wound up, the liquidator, may, with the sanction of a special resolution and any other sanction required by applicable law, divide among the members in specie the whole or any part of the assets of the Company available for distribution and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as the liquidator determines, provided that no member shall be compelled to accept any assets upon which there is a liability and subject thereto shall distribute the property amongst the shareholders according to their rights and interests in us.
Changes to Capital
Pursuant to the Articles of Association and subject to applicable law, we may from time to time by ordinary resolution (requiring the affirmative vote of a simple majority of those shareholders attending and voting in person or by proxy at a quorate general meeting):
•increase our share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;
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
Our shareholders may by special resolution reduce our share capital or any capital redemption reserve in any manner permitted by law.
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

Form 20F 2026 FY2025	113

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
Tag-along
Our Articles of Association provide that, subject to certain exceptions, if, in one or a series of transactions, (i) the controlling shareholder transfers Common Shares (as defined in our Articles of Association) representing our Voting Control to a person or group of persons acting in concert, or (ii) the controlling shareholder transfers all or part of its Common Shares to a person or group of persons acting in concert and such a person or group of persons obtain Voting Control within 12 months from the acquisition of the controlling shareholder’s Common Shares or from the receipt of payment by the controlling shareholder (such person or group of persons acting in concert described in (i) or (ii), the “new controlling shareholder”), then the new controlling shareholder shall make a tender offer or exchange offer (the “Offer”) to all holders of Class A common shares, pursuant to which the holders of Class A common shares shall have the right to elect to receive a price for each Class A common share equivalent to the weighted average price per share paid by the new controlling shareholder for the acquisition of Common Shares from the controlling shareholder during the 12-month period prior to the acquisition of Voting Control by the new controlling shareholder.
The new controlling shareholder shall commence the Offer within 30 days after the acquisition of Voting Control; provided that if any filing with or approval by the SEC or other securities regulator or stock exchange is required under any applicable law in connection with such Offer, the new controlling shareholder shall make such applicable filings or seek such approval within 30 days after acquisition of Voting Control and procure that the Offer is commenced as soon as reasonably practicable thereafter.
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
The Companies Act and our Articles of Association permit us to purchase our own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf us, subject to the Companies Act, our Articles of Association and to any applicable requirements imposed from time to time by the SEC; or the applicable stock exchange on which our securities are listed.

Form 20F 2026 FY2025	114

Dividends and Capitalization of Profits
We have not adopted a dividend policy with respect to payments of any future dividend. Subject to the Companies Act, our shareholders may, by ordinary resolution , declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. Our Board of Directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to us. Except as otherwise provided by the rights attached to shares and our Articles of Association, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); (1) any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly and (2) where we have shares in issue which are not fully paid up (as to par value).), we may pay dividends in proportion to the amounts paid up on each share.
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
Appointment, Disqualification and Removal of Directors
We are managed by our board of directors. Our Articles of Association provide that the board of directors will be composed of such number of directors as a majority of directors in office may determine, provided that unless otherwise determined by our shareholders by special resolution, our board of directors shall consist of at least three (3) and up to twelve (12) directors. Our Articles of Association do not include a mandatory retirement age. Our Articles of Association also allow additional directors to be appointed through ordinary resolution. Our Articles of Association provide that at least twenty (20%) per cent of the total number of directors or two (2) directors, in each case then in office (whichever is greater) must beindependent directors.
Shareholders appoint directors by ordinary resolution, subject to certain exemptions set out in our Articles of Association. Each director shall be appointed for a two-year term, unless they resign or their office is vacated earlier, provided, however, that such term shall be extended beyond two (2) years in the event that no successor has been appointed (in which case such term shall be extended to the date on which such successor has been appointed).
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
Grounds for Removing a Director
A director may be removed with or without cause by ordinary resolution . The notice of general meeting must contain a statement of the intention to remove the director and must be served on the director not less than ten calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

Form 20F 2026 FY2025	115

The office of a director will be vacated automatically if he or she (1) becomes prohibited by law from being a director; (2) becomes bankrupt or makes an arrangement or composition with his creditors; (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director; (4) resigns his office by notice to us; or (5) has for three (3) consecutive meetings of the board of directors been absent without permission of the directors, and the remaining directors resolve that his or her office be vacated.
Proceedings of the Board of Directors
Our business is to be managed and conducted by the board of directors. The quorum necessary for a board meeting shall be a simple majority of the directors then in office (but not less than two directors), and business at any meeting shall be decided by a majority of votes.
Subject to the provisions of our Articles of Association, the board of directors may regulate its proceedings as they determine is appropriate. Board meetings shall be held at least once every calendar quarter and shall take place either in Belo Horizonte, Brazil or at such other place, including virtually, as the directors may determine. The independent members of our board of directors will also hold meetings separate from the other members of our board of directors at least twice a year.
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
Under Cayman Islands law, our register of members is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of members. The shareholders recorded in the register of members should be deemed to have legal title to the shares set against their name.
However, there are certain limited circumstances where an application may be made to a Cayman Islands Grand Court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands Grand Court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position.

Form 20F 2026 FY2025	116

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
Two Classes of Common Shares
Our Class B common shares are entitled to ten (10) votes per share, while the Class A common shares are entitled to one (1) vote per share. Since our controlling shareholder owns all of the Class B common shares, they have the ability to elect a majority of the directors and to determine the outcome of most matters submitted for a vote of shareholders. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial.
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

Form 20F 2026 FY2025	117

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
Restricted Shares
Except as disclosed under “Item 7. Major Shareholders and Related Party Transactions―B. Related Party Transactions―Shareholders’ Agreements,” no shareholders of Inter&Co have formal registration rights. Holders of restricted or control shares, entities controlled by them or their permitted transferees will be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC.
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

Form 20F 2026 FY2025	118

Mergers and Similar Arrangements
The Companies Act permits mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is permitted by the laws of that other jurisdiction).
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
Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation (which, if not agreed between the parties, may be determined by the Cayman Islands Grand Court) if they follow a prescribed procedure, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

Form 20F 2026 FY2025	119

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:
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
Squeeze-out Provisions
When a takeover offer is made and accepted by holders of 90.0% of the shares to whom the offer is made within four (4) months, the offer or may, within a (2) two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.
Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.
Shareholders’ Suits
Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. However, a class action suit could nonetheless be brought in a U.S. court pursuant to an alleged violation of U.S. securities laws and regulations. In principle, we would normally be the proper plaintiff and as a general rule, while a derivative action may be initiated by a minority shareholder on behalf of our company in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that we have a good case against the defendant, and that it is proper for the shareholder to continue the action rather than our board of directors. Examples of circumstances in which derivative actions would be permitted to continue are where:
•a company is acting or proposing to act illegally or beyond the scope of its authority;
•the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; and
•those who control the company are perpetrating a “fraud on the minority.”

Form 20F 2026 FY2025	120

Our Articles of Association provide that, unless otherwise determined by a majority of our board of directors, in the event that any shareholder initiates or participates in any claim against us and such shareholder (or the party in which such shareholder has a direct or indirect interest) does not obtain a judgment on the merits that substantially prevails, such shareholder may be required to reimburse us for all fees, costs and expenses (including reasonable attorneys’ fees and other litigation expenses) incurred by us in connection with such claim, to the fullest extent permitted by applicable law.
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

Form 20F 2026 FY2025	121

Our Articles of Association further provide for indemnification of our directors and officers to the fullest extent permitted by law and permit the advancement of expenses incurred in connection with the defense of proceedings, subject to an undertaking to repay such amounts if it is ultimately determined that such indemnification is not available. We may also maintain directors’ and officers’ liability insurance.
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
A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following such disclosure pursuant to our Articles of Association and subject to any separate requirement under applicable law or the Nasdaq listing rules, , a director may be a party to or otherwise interested in any transaction or arrangement with us or in which we are otherwise interested but may not vote in respect of any transaction or arrangement in which he or she is interested and shall not be counted in the quorum at such the meeting.

Form 20F 2026 FY2025	122

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: (1) the duty of care and (2) the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
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

Form 20F 2026 FY2025	123

Dissolution; Winding Up
Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.
Under the Companies Act, we may be dissolved, liquidated or wound up by a special resolution of shareholders. Our Articles of Association also give our board of directors the authority to petition the Cayman Islands Court for our wind up.
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
Also, except with respect to share capital (as described above), alterations to our Articles of Association may only be made by special resolution of shareholders.
Amendment of Governing Documents
Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, our Articles of Association generally (and save for certain amendments to share capital described in this section) may only be amended by special resolution of shareholders.
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
Data Protection
We are subject to complex and evolving data protection and privacy laws in the jurisdictions in which we operate, including laws relating to the processing of personal data. Compliance with these laws may be costly and may expose us to regulatory enforcement actions, fines, and reputational harm.

Form 20F 2026 FY2025	124

C.    Material Contracts
Except as otherwise described in this annual report on Form 20-F, we have not entered into any material contracts other than in the ordinary course of business.
D.    Exchange Controls
The Cayman Islands currently has no exchange control regulations or currency restrictions in effect.
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
No stamp duty is payable in respect of the issue of our Class A common shares or on an instrument of transfer in respect of a Class A common share.

Form 20F 2026 FY2025	125

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, have applied for and received an undertaking from the Governor in Cabinet of the Cayman Islands in the following form:
The Tax Concessions Act (As Revised) Undertaking As To Tax Concessions
In accordance with the Tax Concessions Act (As Revised) the following undertaking is hereby given to the Issuer. “the Company”:
(a)That no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and
(b)In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable
(i)on or in respect of the shares debentures or other obligations of the Company; or
(ii)by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act (As Revised).
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

Form 20F 2026 FY2025	126

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
The U.S. dollar amount of dividends received by an individual with respect to the shares will be subject to taxation at a preferential rate if the dividends give rise to “qualified dividend income.” Subject to certain exceptions for short-term holding periods, dividends paid on the shares will give rise to qualified dividend income if:
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
Our Class A common shares are listed on Nasdaq, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our Audited Financial Statements, our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not believe that we were treated as a PFIC for U.S. federal income tax purposes with respect to our 2025 and 2024 taxable years and we do not anticipate becoming a PFIC for our current taxable year or in the reasonably foreseeable future. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.
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

Form 20F 2026 FY2025	127

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
Based on our Audited Financial Statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not believe that we were a PFIC in 2025 or 2024 and we do not anticipate that we will be treated as a PFIC for the current taxable year or in the reasonably foreseeable future. However, the determination whether we are a PFIC must be made annually after the close of each taxable year and based on the facts and circumstances at that time, such as the valuation of our assets, including goodwill and other intangible assets, which may depend on the value of our Class A common shares and BDRs at the time and can be expected to vary over time. In addition, although we consider ourselves to be actively engaged in an active business, certain of our income may be treated as passive income, unless it is eligible for the Active Banking Exception, and related assets may be considered passive assets unless the Active Banking Exception applies. We believe that the Active Banking Exception, as interpreted by Treasury regulations, including the Proposed Regulations, should apply to treat such income and related assets as active, but such treatment is not certain. Moreover, while the Proposed Regulations permit taxpayers to rely on them, it is possible that the U.S. Department of the Treasury, or Treasury Department, will not follow the approach of the Proposed Regulations when issuing final regulations, in which case the Active Banking Exception might not apply to our income or related assets and it is possible that we could be treated as a PFIC. Accordingly, there can be no assurance that Inter&Co or Banco Inter will not be treated as a PFIC for any taxable year.
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

Form 20F 2026 FY2025	128

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
A mark-to-market election, as described above, generally cannot be made for any Subsidiary PFICs. Consequently, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by Inter&Co that are treated as Subsidiary PFICs for U.S. federal income tax purposes.
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

Form 20F 2026 FY2025	129

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
I.    Subsidiary Information
See note 4 to our Audited Financial Statements for a description of the Company’s subsidiaries.
J.    Annual Report to Security Holders
Not applicable.

Form 20F 2026 FY2025	130

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

Form 20F 2026 FY2025	131

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
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.    Debt Securities
Not applicable.
B.    Warrants and Rights
Not applicable.
C.    Other Securities
Not applicable.
D.    American Depositary Shares
Not applicable.

Form 20F 2026 FY2025	132

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
A.    Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on such evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective in ensuring that information we are required to disclose in the reports we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management to allow timely decisions regarding required disclosures.
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
Our management, with participation of the chief executive officer and chief financial officer, under the oversight of our board of directors, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013), or COSO 2013.
Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.
C.    Attestation Report of the Registered Public Accounting Firm
For the report dated April 29, 2026, issued by the registered independent public accounting firm KPMG Auditores Independentes Ltda., regarding effectiveness of the internal control over financial reporting as of December 31, 2025, see” Item 17. “Financial Statements”, starting at page F-1.

Form 20F 2026 FY2025	133

D.    Changes in Internal Control Over Financial Reporting
Management implemented actions to address the material weakness identified as of December 31, 2024, related to concession, revocation, review, and monitoring of privileged access management controls and increased robustness of access management environment. Based on evidence obtained, management evaluated that these controls were operating effectively as of December 31, 2025. Accordingly, management concluded that the previously disclosed material weakness have been remediated as of that date.
Our management remains committed to the continuous improvement of processes through high governance standards, specialized teams, ongoing training, and robust monitoring to ensure excellence in our internal control environment.
ITEM 16. RESERVED
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our audit committee is composed by Luiz Antônio Nogueira de França, André Guilherme Cazzaniga Maciel and Antônio Kandir. The audit committee is composed exclusively of members of our board of directors who are financially literate, and André Guilherme Cazzaniga Maciel is considered an “audit committee financial expert”, as defined by the SEC. Our Board of Directors has determined that André Guilherme Cazzaniga Maciel, Antônio Kandir and Luiz Antônio Nogueira de França satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act. For more information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Audit Committee.”
ITEM 16B. CODE OF ETHICS
Our Code of Conduct and Ethics is applicable to its board of directors, officers, employees, shareholders, suppliers, business partners, service providers and contractors, covering a broad range of matters, including the handling of conflicts of interest, donations and sponsorship, privacy and data protection, prevention of money laundering, prevention of fraud, bribery and corruption, the offering and receiving of gifts and hospitalities, interaction with public officials and other corporate guidelines, such as insider trading, equal opportunity and non-discrimination standards. Our Code of Conduct and Ethics is regularly reviewed and updated to ensure continuous improvement and alignment with best market practices. All our employees and officers have to read and accept the terms of our Code when they start their employment or are elected, as applicable, and annually upon its revision. With the purpose of having all of our employees being familiar with our Code, we provide a web training, related to the topics covered by the Code, to our employees every 12 months and have them take a test which requires them to get 70% of the questions correct in order to pass.
In addition to our Code of Conduct, we maintain a whistleblower channel. Our whistleblower channel is open both to the general public and our employees and is operated by a third-party service provider. We use an independent provider as we value the secrecy and confidentiality of the whistleblower and the content of the report, Whistleblowers in good faith will not be subject to any form of retaliation and people reported will be treated with respect and discretion.
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
In 2025, we have not received tips regarding corruption on our whistleblower channel.

Form 20F 2026 FY2025	134

Inter’s Compliance Program was developed based on a set of guidelines and initiatives supported by the pillars of prevention, detection, and response, of any inappropriate or unethical actions, harmful acts, or non-compliance with laws, regulations, and internal policies, which may damage the assets, reputation, and/or image of the company, its investors, clients, and other stakeholders. The first pillar, “prevent”, includes: knowledge dissemination trough communication of Compliance related topics, training of the personnel involved in the company, the resolution in advance of possible risks to our Code of Conduct and Ethics by utilizing the compliance risk assessments, Code of Conduct, compliance policies and communication and training systems. Further, the “detect” pillar is guided by three integrated systems of third-party due diligence, monitoring and testing and ethics channel, actively searching for possible inadequacies. Finally, we have the “respond” pillar, where through reports, non-compliance management and internal investigations we can address and resolve the problems with efficiency. In each one of those pillars, we have activities, that needs to be fulfilled to achieve the completeness of those principles. To summarize it, we have the following mandala:

The initiatives in each of the program’s pillars are endorsed and supported by senior management and are constant strengthening of the culture of integrity.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2025 and 2024. Our independent registered public accounting firm was KPMG Auditores Independentes Ltda for the years ended December 31, 2025 and 2024.

	2025	2024
	(R$ thousand)	(R$ thousand)
Audit fees	6,831.4	5,079.7
Audit-related fees	256.6	270.0
Tax fees	—	—
Total	7,088.0	5,349.7
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

Form 20F 2026 FY2025	135

Audit-related fees
Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under the previous category. These services would include, among others: accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.
Tax fees
Tax fees are fees billed for professional services for tax compliance, tax advice and tax planning.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER
We paid part of the purchase price for the acquisition of Inter&Co Payments, Inc. using our Class A common shares and, in connection to that, granted the former shareholders of Inter&Co Payments, Inc. put options to sell these Class A common shares back to us, subject to the terms and conditions set forth in the acquisition documents. In March 2023, the former shareholders of Inter&Co Payments, Inc. exercised part of their put options and, as a result, we acquired 160,875 Class A Common Shares at an average price of US$19.65 per share. In January 2024, the former shareholders of Inter&Co Payments, Inc. exercised an additional portion of their put options resulting in our acquisition of another 160,875 Class A Common Shares at an average price of US$20.51 per share. In March 2024, the former shareholders of Inter&Co Payments, Inc. exercised another portion of their put options resulting in our acquisition of 39,067 Class A Common Shares at an average price of US$13.45 per share.
Finally, in January 2025, the former shareholders of Inter&Co Payments, Inc. exercised the last portion of their put options resulting in our acquisition of 282,683 Class A Common Shares at an average price of US$17.17 per share.

Period	Total Number of Shares (or units) purchased	Average price paid per share (or units)	Total number of shares (or units) purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
January, 2025	282,683 Class A Common Shares	US$17.17 per share	—	—
Total	282,683 Class A Common Shares	US$17.17 per share	—	—
All repurchases listed above were made pursuant to put options granted to former Inter&Co Payments, Inc. shareholders in the context of the acquisition of Inter&Co Payments, Inc.
Except as described above, neither we nor any of our affiliated purchasers have made any repurchase of our Class A common shares in 2025.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

Form 20F 2026 FY2025	136

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

Form 20F 2026 FY2025	137

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

Form 20F 2026 FY2025	138

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
In 2024, Banco Inter remained a member of the Board of Advisors for the PCI Security Standards Council and renewed its security certification issued by PCI-DSS. Also in 2024, Bureau Veritas renewed our marketplace (Inter Shop) certification on privacy management and personal data protection systems. In 2025, Banco Inter was re-elected to the Board of Advisors for the PCI Security Standards Council
The cybersecurity management processes described above are managed by the Chief Security Officer of Banco Inter and the Chief Technology Officer of Inter&Co, who is responsible for the entire technology structure of Inter.
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
In 2025, we did not identify any cybersecurity threats that have materially affected our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information, please see “Item 3. Key Information―D. Risk Factors―Failure to protect against risks related to cybersecurity may adversely impact our operations and result in loss of revenue, incurrence of material expenses and expose us to material liabilities.” and “Item 3. Key Information―D. Risk Factors ―Interruptions or failures in our technology systems or any lack of integration or redundancy of these systems may materially adversely affect us.”

Form 20F 2026 FY2025	139

REGULATORY MATTERS
We operate under a differentiated business model and, as such, are subject to oversight by multiple regulatory authorities. In Brazil, the primary regulatory framework is the National Financial System of Brazil or “SFN”, which was established by Law No. 4,595, enacted on December 31, 1964, as amended (“Law No. 4,595”). This law created the National Monetary Council “CMN”, the body responsible for establishing general guidelines for monetary, foreign currency and credit policies, among others, as well as for regulating the institutions that comprise the financial system. Law No. 4,595 also granted the Central Bank the authority to issue currency and manage credit, among other powers.
In addition, pursuant to Law No. 4,595 and Resolution No. 4,970, enacted by the CMN on November 25, 2021 (“Resolution No. 4,970/2021”), the authorization of the Central Bank is required for us to operate as a multi-service bank, which has been granted to Banco Inter pursuant to Official Letter No. DEORF/GTBHO-2008/1950, dated March 27, 2008.
Major regulatory agencies
In Brazil, the National Financial System is comprised of supervisory and regulatory bodies that are responsible for the regulation and supervision of financial institutions. Given the activities that we perform, we are subject to oversight by the following main regulatory agencies:
Conselho Monetário Nacional (“CMN”)
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
Central Bank of Brazil - (“Central Bank”)
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
Brazilian Security Exchange Commission - (“CVM”)
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
Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (“ANBIMA”)
ANBIMA is the Brazilian Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), a self-regulatory organization that establishes standards and best practices for financial institutions operating in the Brazilian capital markets, including securities brokers, asset managers and fund distributors such as Inter DTVM and Inter Asset.

Form 20F 2026 FY2025	140

National Council of Private Insurance - (“CNSP”)
CNSP is the body responsible for establishing guidelines and standards for private insurance policies. It is chaired by the Minister of Treasury, by the Superintendent of SUSEP, and is comprised of representatives from the Ministry of Welfare and Social Security and Welfare, the Central Bank and CVM.
Superintendence of Private Insurance - (“SUSEP”)
SUSEP is an autonomous government body responsible for controlling and inspecting the Brazilian insurance, open-end private pension fund, savings bonds and reinsurance markets. It is an autonomous government agency and is linked to the Ministry of the Economy.
Financial Activities Control Council - (“COAF”)
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
National Institute of Social Security - (“INSS”)
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
Regulation of Full-Service Banks in Brazil
Full-service banks (such as Banco Inter) are financial institutions (public or private) that carry out active, passive and ancillary financial activities through the following portfolios: commercial, investment and/or development (the latter solely applicable to public institutions), real estate credit, credit, finance and investment, and leasing. Transactions carried out by full-service banks are subject to the same rules applicable to the institutions that carry out the activities within one single portfolio. Full-service banks must be incorporated as corporations and with at least 2 portfolios, and one of which must be the commercial or investment portfolio.
Regulation of Securities Brokerage Firms
Securities trading in stock exchange markets shall be carried out exclusively by DTVMs (such as Inter DTVM), CTVMs and certain other authorized institutions. DTVMs, or securities distributors (distribuidoras de títulos e valores mobiliários) and CTVMS, or securities brokers (corretoras de títulos e valores mobiliários) are regulated by CMN. With Central Bank and CVM’s joint decision, which authorized securities distributors to operate directly in the environments and trading systems of organized stock exchange markets, the main difference between securities brokers and securities distributors was extinguished, and such institutions are today allowed to virtually perform the same type of activities.
In this regard, CMN allows securities distributors and security brokers to carry out, among others, the following activities: trading in stock exchanges; managing investment portfolios; providing custody services; and also issue electronic currency.

Form 20F 2026 FY2025	141

Regulation of electronic payments and the Brazilian Payments System (“SPB”)
The CMN and the Central Bank govern and monitor the institutions that participate in the Brazilian payments system, which includes payment institutions and payment arrangements. Law No. 12,865 establishes the main legal framework for the electronic payments sector, providing regulations for the companies currently operating: (1) in the e-money market, in the issuance of prepaid cards, credit cards, and other prepaid payment instruments; and (2) in the acquiring market, in the process and settle of electronic transactions made by prepaid accounts owners or bearers of prepaid cards and/or credit card. Such companies are collectively referred to as “payment institutions.” The law also establishes principles for payment arrangements, settlement institutions and payment institutions, which are part of the SPB.
Central Bank regulations further, (1) define and limit the activities developed by each type of payment institution; (2) establish authorization requirements and procedures, including criteria for licesing, cancellation of authorization, change of control, and corporate restructuring; (3) establish the conditions for holding management positions and the minimum capital requirements for the payment institutions; (4) regulate payment accounts, requiring that payment institutions identify the account holders and the form of allocating the funds deposited (aiming to preserve the amount and liquidity of the e-money balances maintained in the accounts); (5) regulate the provision of payment services to those that fall under the category of SPB payment arrangements, and established the criteria according to which a particular payment arrangement would not be part of the SPB; and (6) define risk management, minimum capital requirements and the governance of payment institutions.
Instant Payment System (SPI) and Instant Payment Arrangement (PIX)
The Central Bank develop a centralized, and secure instant payment system, where the user is guaranteed to make payments and transfers in real time, seven days a week and 24 hour a day. The system ensures broad participation of Brazilian main traditional institutions and allows certain payment service providers to participate, provided they meet minimum operational and security requirements needed to enable Brazilian’s end users to make instant payments.
Instant payments allow for the real time electronic transfer of funds directly between the payer’ and the recipient’s accounts without intermediaries, resulting in lower transaction costs. The PIX has been in full operation since November, 2020.
Principal limitations and restrictions on financial institutions
Brazilian financial institutions are subject to a number of restrictions and obligations, relate to credit; risk concentration; investments, operational procedures, loans and other transactions in foreign currencies; management of third-party resources and microcredit. Applicable laws and regulations provides that:
•Financial institutions may not operate in Brazil without the prior approval of the Central Bank.
•Any direct or indirect equity interest in another company, in Brazil or abroad, requires prior Central Bank approval, and such investment must be ancillary to the institution’s activities.
•Financial institutions must disclose their controlling group, defined as the person or group holding control through majority voting power or requisite equity participation.
• The admission of a shareholder/quotaholder with a qualified equity interest, in the financial institution is subject to prior Central Bank approval;
•Corporate acts affecting organization and operations—including capital increases, relocation of headquarters, opening or closing of branches (domestic or foreign), election of statutory officers, restructurings, and changes in control—require prior Central Bank approval.
•Financial institutions must comply with minimum capital requirements and reserve requirements, in addition to certain operational limits;

Form 20F 2026 FY2025	142

•Financial institutions must maintain sufficient capital reserves to absorb unexpected losses, according to the rules proposed by the Basel Committee and implemented by the Central Bank;
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
•Institutions must observe principles of selectivity, guarantee, liquidity and risk diversification.
•Financial institutions cannot lend more than 25% of Tier 1 of its reference equity to a single person or group, and must also limit the total amount of its concentrated exposures to the maximum percentage of 600% of the Tier 1 of its reference equity (concentrated exposure is defined as the total exposure towards a client in an amount equal to or higher than 10% of the Tier 1 of the institution’s reference equity);
•Transactions with related parties are allowed only within the limits and conditions set forth in applicable regulations.
•The management of third-party assets must be segregated from other activities and comply with CVM regulations;
•The total amount of funds invested in a financial institution’s permanent assets cannot exceed 50% of its adjusted shareholder equity determined pursuant to the applicable regulation;
•Financial institutions must comply with regulations aiming at preventing money laundering, terrorist financing and corruption;
•Financial institutions must implement policies and internal procedures to manage their financial information, operational and administrative systems, and their compliance with all applicable regulations;
•Compensation policy for board members and officers, must align with the risk management policies, with at least 50% of the variable compensation should be paid in shares or share-based instruments, and at least 40% of the variable compensation should be deferred for future payment in at least three years;
Segmentation of Brazilian Financial Institutions
The CMN classifies financial institutions and other institutions authorized to operate by Central Bank into five segments for the proportional application of prudential regulation, based to their exposure as a percentage of Brazilian GDP and international activity:
•Segment 1 – full service banks, commercial banks, investment banks, foreign exchange banks and saving banks with an exposure greater than or equal to 10.0% of Brazilian GDP or which exercise relevant international activity, regardless the exposure of the institution;
•Segment 2 – full service banks, commercial banks, investment banks, foreign exchange banks, saving banks and other institutions with an exposure greater than or equal to 1.0% and less than 10.0% of Brazilian GDP and by the other institutions with an exposure greater than or equal to 1% of Brazilian GDP;
•Segment 3 – institutions with an exposure greater than or equal to 0.1% and less than 1.0% of Brazilian GDP;
•Segment 4 – institutions with an exposure of less than 0.1% of Brazilian GDP; and
•Segment 5 – institutions with a size of less than 0.1% of Brazilian GDP, which are not multiple banks, commercial banks, investment banks, foreign exchange banks, saving banks or development agencies, and which use an optional simplified methodology for calculating the minimum reference equity requirement.

Form 20F 2026 FY2025	143

Restrictions on granting credit
Credit transactions with related parties are subject to specific legal and regulatory requirements. Brazilian financial institutions may may enter into such transactions only in compliance with market conditions and applicable limits, including caps on the total amount of direct and indirect exposures to related parties based on adjusted net equity.
Fixed-Income Securities
Fixed-income securities are registered in the SELIC, in accordance with CMN and the Central Bank regulations, which defines the maturity and profitability of the wide variety of government bonds.
Derivatives
Financial Institutions may enter into derivative contracts to hedge their positions against price fluctuations on transactions with clients, or structural mismatches between our assets and liabilities. The derivatives market is regulated by CMN and Central Bank.
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
Fund managers are required to mark fixed-income securities to market and record portfolio values accordingly. The CVM regulates investment funds and securities portfolio management activities, while ANBIMA provides supplementary self-regulatory rules for the asset management industry.
Regulation of deposit accounts and credit facilities for individuals
Demand Deposit Accounts
Financial institutions must adopt procedures to identity and qualify account holders and, where applicable, their representatives, and to verify the authenticity of the information provided by the client, including by cross-checking public and private databases, in line with anti-money laundering and counter-terrorist financing requirements. Identification criteria and control procedures must be formalized in internal documentation.
Applicable regulations also establish requirements for deposit account service agreements and requires financial institutions to ensure, through the procedures and technologies used in opening, maintaining and closing deposit accounts, the integrity, authenticity and confidentiality of the information and electronic documents, as well as the protection against unauthorized access, use or alteration.
Real Estate Credit
Mortgage lending operations in Brazil are regulated by Law No. 9,514, of November 20, 1997, which established the Real Estate Financing System (“SFI”), and fostered the securitization of the real estate loan market in Brazil by addressing the deficiencies and limitations of the Clearance Financial System (“SFH”), created by Law No. 4,380, of August 21, 1964, as amended. Additional regulations govern mortgage lending setting criteria for granting mortgage financing and contracting mortgage financing by financial institutions and other institutions authorized to operate by the Central Bank.

Form 20F 2026 FY2025	144

Financing contracts in general
In general, financing contracts in Brazil are subject to the legislation applicable to any commercial transaction. Our financing contracts may also be subject to the Brazilian the consumer protection statute (Código de Defesa do Consumidor).
Payroll-deductible loans
We grant payroll-deductible loans in accordance with specific laws and regulations, which (i) governs the granting of payroll-discount loans to employees under the Consolidated Labor Laws; (ii) regulates loans to federal civil servants; (iii) regulates the granting of loans to INSS retirees and pensioners.
INSS regulations establish additional rules to enhance controls over payroll loans are more effective and combat fraud and commercial harassment by banks and financial institutions of retirees and pensioners.
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
Regulation of the Integrated Risk Management structure
Financial institutions and certain other institutions regulated by the Central Bank are require to implement integrated risk management and capital structures and policies. The required risk management framework includes:
•documented risk management policies and strategies that establishing limits and procedures consistent with the Risk Appetite Statement (“RAS”);
•effective processes for timely monitoring and reporting of breaches of risk limits and risk appetite;

Form 20F 2026 FY2025	145

•systems, routines and procedures for risk management;
•periodic assessment of the adequacy of the systems, routines and procedures mentioned in the item above;
•policies, processes and controls to identified risks related to new products and services, relevant changes in existing products and services, significant changes in processes, systems, operations and business model, hedging strategies and risk taking initiatives, significant corporate reorganizations, and change in macroeconomic perspectives;
•clearly documented roles and responsibilities for risk management, including assignments to the institution’s staff and outsourced service providers;
•stress testing program and continuous assessment of the effectiveness of the risk mitigation strategies, including stress tests results;
•documented business continuity policies; and
•timely reporting to the Board of Directors, if any, the Risk Committee and the Executive Board on, risk mitigation and their effectiveness and stress test assumptions and results.
Internal controls and internal audit
Brazilian financial institutions are required to implement internal policies and procedures to control their activities, their information systems and compliance with applicable legislation and regulations. Executive management is responsible for establishing, implementing and overseeing an internal control structure at all levels of the institution. Such controls, irrespective of the size of the financial institution, should be effective and consistent with the nature, complexity and operating risks of the financial institution.
Financial institutions must also maintain internal audit activities that are compatible with their nature, size, complexity, structure, risk profile and business model. The activities should also meet the conditions necessary to independently and autonomously assess the quality and efficiency of the institution’s internal controls and processes, and risk management and corporate governance systems.
Compliance policy
Brazilian financial institutions and other institutions must implement a compliance policy appropriate to their nature, size, complexity, structure, risk profile and business model. The policy should ensure effective compliance risk management integrated with the other risks and define the objective of compliance and the scope of compliance at the institution, the position of the compliance department within the organizational structure, adequate staffing with qualified personnel, and establish a clear division of responsibilities for the individuals involved in compliance in order to avoid any potential conflicts of interest.
Independent auditors and the Audit committee
Independent auditors
Brazilian financial institutionsare required to have their financial statements audited by independent auditors registered with the CVM and qualified under Central Bank rules. Audit teams are subject to mandatory rotation every five fiscal years, with a three-year cooling-off period for re-engagement.
Independent auditor must issue: an audit opinion on the financial statements and the accompanying notes, a report on the adequacy of the internal control, including IT and risk management systems and a report on material legal or regulatory non compliance.
Auditors and audit committees, if applicable, must notify the Central Bank of material errors, fraud, regulatory breaches that may threaten continuity, or relevant misstatements in financial statements.

Form 20F 2026 FY2025	146

Audit committee
Certain financial institutions are required to establish an internal audit committee composed of at least three members, with defined term limits and rotation rules. Membership criteria, duties and compensation must be set out in the institution’s governing documents, and at least one member must have expertise in accounting and auditing.
The audit committee reports directly to the board of directors and must prepare semiannual reports, summaries of which are published with the financial statements as of June 30 and December 31.
Financial reporting and audit requirements
Brazilian financial institutions are required to prepare their financial statements in accordance with the Brazilian Corporation Law, COSIF and other applicable regulations. Financial statements must be audited every six months. The quarterly financial information, the preparation of which is required by CVM regulations, is subject to review by independent auditors.
Ombudsman
Financial institutions with individuals or micro and small business clients must maintain an ombudsman office to ensure compliance with consumer protection rules and to mediate conflicts between the institution and users of its products and services. The ombudsman acts as a final escalation channel.
The ombudsman structure must be compatible with the institution’s operations and segregated from other areas to avoid conflicts of interest.
Recording and classification of sales or transfer of assets
CMN regulates the manner in which sales and transfers of assets are recorded, classified and disclosed in a financial institution’s accounting records. The accounting treatment for such transfers and sales are based upon the substantial transfer of risk criteria and, secondarily, transfer of control criteria.
Capital adequacy guidelines
Brazilian financial institutions must comply with capital adequacy rules issued by the CMN and the Central Bank, aligned with Basel II and Basel III frameworks of tthe Basel Committee on Banking Supervision’s (“BCBS”) guidelines. These rules establish minimum capital adequacy requirements based on risk‑weighted assets (RWA) and require institutions to provide information to the Central Bank for supervisory purposes.
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
Under Basel III, as implemented in Brazil, the capital adequacy ratio (Basel Index) is calculated as the ratio of Reference Equity to RWA. Reference Equity comprises Tier I capital (Common Equity Tier 1 and Additional Tier 1) and Tier II capital, subject to prudential adjustments and eligibility criteria focused on loss‑absorbing capacity. The framework also includes additional capital buffers, such as capital conservation, countercyclical and systemically important institution buffers, as well as a leverage ratio based on Tier I capital and total exposure.
Most Basel III requirements became fully effective in Brazil by 2019. In addition, a CMN resolution issued in 2021, effective as of January 1, 2025, introduced new accounting concepts and criteria applicable to financial instruments for institutions regulated by the Central Bank.

Form 20F 2026 FY2025	147

Credit Guarantee Fund (FGC)
The Brazilian Credit Guarantee Fund (FGC) guarantees the payment of certain deposits and financial instruments in the event of intervention, liquidation, bankruptcy or insolvency, contributing to the stability of the National Financial System. It is funded, among others sources, by ordinary contributions granted by financial institutions in the amount of 0.01% of the total amount related to certain financial instruments.
The Brazilian Credit Guarantee Fund (FGC) guarantees up to R$250,000 per client per financial institution or financial conglomerate for credits arising from instruments such as demand, savings and term deposits, bills of exchange, real estate and agribusiness credit instruments and repurchase agreements. Since 2017, a global limit of R$1.0 million per creditor for each four-year period also applies across all associated institutions.
The ordinary guarantee does not cover credits held by financial institutions, pension funds, insurance companies, investment funds, investment clubs or similar entities.
Subject to limits and conditions set by its board of directors, the Brazilian Credit Guarantee Fund (FGC) may invest up to 50% of its net equity in credit rights, fixed-income instruments backed by credit rights and credit-linked transactions.
In February 2026, the board of directors of the Brazilian Credit Guarantee Fund (FGC), approved an emergency recapitalization plan following the liquidation of certain banks by the Central Bank of Brazil, requiring member institutions to advance contributions over a multi-year period, including Banco Inter. Additionally, on January 22, 2026, the CMN approved CMN Resolution No. 5,279/26, amending the bylaws of the FGC to strengthen governance and broaden its mandate to support the transfer of control or assets of member institutions facing adverse conditions.
In this context, in accordance with Resolution BCB No. 551, dated March 3, 2026, and as part of our liquidity management strategy, we approved a one‑time advance payment of the ordinary contributions to the Brazilian Credit Guarantee Fund (FGC). This advance payment corresponded to sixty (60) months of ordinary contributions, calculated based on the January 2026 reference amounts, totaling R$403,758, and was paid on March 25, 2026.
Central credit risk system
The Central Bank Credit Information System (Sistema de Informações de Crédito do Banco Central) (“SCR”), is the main tool used by the Central Bank to monitor the credit portfolios of financial institutions and support the stability of the Brazilian financial system. Its primary purpose is to provide accurate and systematic information on credit transactions to assist supervision and protect depositors, while also allowing financial institutions, with clients authorization, to assess borrowers’ creditworthiness.
Financial institutions are required to report to the SCR information on credit exposures, payment performance, arrears and related guarantees.
Prevention and combating of money laundering and terrorist financing
Pursuant Law No. 9,613 of March 3, 1998, as amended (“Law No. 9,613/1998”), Brazilian financial institutions must adopt measures to prevent and combat money laundering, including client identification and record keeping, monitoring of transactions, maintenance of internal controls, and reporting of suspicious activities and cash transactions above thresholds set by the Central Bank to the compete authorities, without client notice.
Law No. 9,613/1998 also established the COAF, the Brazilian Financial Intelligence Unit, responsible for promoting cooperation among public authorities, issuing AML/CFT rules for non-regulated entities, imposing administrative sanctions, and analyzing suspicious activities.

Form 20F 2026 FY2025	148

Law No. 13,260 of March 16, of 2016, defined the crime of terrorism and, although it does not expressly impose AML/CFT obligations on financial institutions, Brazilian institutions must comply with specific regulations and international standards aimed at preventing terrorist financing.
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

Form 20F 2026 FY2025	149

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
Taxation
Taxation of financial transactions
In general, financial transactions carried out in Brazil are subject to withholding income tax (“IRRF”) (which may be levied definitively or as a prepayment) and to a Tax on Financial Operations (Imposto Sobre Operações Financeiras or “IOF”). Income from financial operations earned by Brazilian companies is also subject to taxation under a Contribution to the Social Integration Program tax (Programa de Integração Social or “PIS”) and the Social Security Financing Contribution (Contribuição para Financiamento da Seguridade Social or “COFINS”). In addition, income from financial transactions should be included in the calculation basis of the IRPJ and CSLL.

Form 20F 2026 FY2025	150

The following is a brief explanation of the methodology used to calculate each of these taxes, considering specific provisions applicable to financial institutions.
IRPJ/CSLL
For financial institutions, income and gains resulting from financial operations should also be included in the calculation basis of IRPJ and CSLL. In general terms, IRPJ is levied at a rate of 15%, plus an additional 10% on the portion of taxable income that exceeds the amount of R$20 thousand per month or R$240 thousand per year. CSLL is levied on net income, before accounting for IRPJ, at a 20% rate.
IOF
IOF is a tax on credit, foreign exchange, securities and insurance transactions. The IOF rate varies according to the type of operation and may be amended by means of a decree from the Executive Branch (which may come into effect as of the date of its publication). There is no need for the National Congress to enact legislation, provided that the limits imposed by the Legislature are respected.
The following table sets forth a summary of the main IOF tax rates for different types of transactions. For a more detailed analysis, investors should consult their tax advisors.

Type of Transaction	Rates Applicable

Foreign Exchange Transactions	IOF/Foreign Exchange: zero to 3.5%. Maximum rate: 25%
Insurance Transactions	IOF/Insurance: zero to 7.38%. Maximum rate: 25%
Loans and Credit Transactions	IOF/Credit: 0.0082% (individuals) or 0.0082% (legal entities) a day, until it reaches 365 days (applicable only to credit operations with a fixed value), plus 0.38%. Maximum rate: 25%
Securities Transactions	IOF/Securities: zero to 1.5% as a general rule. Maximum rate: 1.5% a day
The rates may be altered by decree enacted by the Brazilian government, up to the maximum rate. The decree may come into effect on the date on which it is published.
PIS and COFINS
Financial institutions are subject to the cumulative calculation of PIS and COFINS at rates of 0.65% and 4.0% on the gross revenue, respectively. Also, with regard to financial institutions, it is possible to deduct from the calculation basis of PIS and COFINS the expenses related to banking activities rendered, among other expenses provided by law.
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

Form 20F 2026 FY2025	151

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
Banking secrecy
Brazilian financial institutions are required to maintain the confidentiality of client information, services and transactions. Disclosure to third parties is permitted only in specific circumstances provided by law, including exchanges between financial institutions for registration and risk assessment purposes, reporting to credit protection entities, compliance with tax, regulatory, judicial or administrative authorities, communication of criminal activities, disclosure with client consent, and information provided to the Central Bank or the CVM in the performance of their supervisory duties.
Financial institutions may also share credit and payment information with credit bureaus for credit history purposes, subject to legal requirements. The Central Bank and the CVM may exchange information with foreign authorities under applicable treaties. Brazil participates in international tax information exchange mechanisms, including FATCA and the OECD Common Reporting Standard (CRS), enabling the automatic exchange of financial information with other jurisdictions.
Data Protection Law
Brazilian Law No. 13,709 (LGPD) regulates the processing of personal data, including its collection, use, storage, sharing and deletion. The LGPD applies broadly to individuals and public and private entities, regardless of location, whenever data processing occurs in Brazil, targets individuals located in Brazil, or involves data collected in Brazil. It applies across all industries and is not limited to digital environments.
The LGPD also established the National Data Protection Authority (ANPD), which is responsible for enforcing data protection rules, interpreting the law, supervising compliance, applying penalties and coordinating with other authorities. The ANPD’s authority prevails in matters related to personal data protection.
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

Form 20F 2026 FY2025	152

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
Cancellation of banking license
Financial institutions may be subject to penalties, including cancellation of their operating or foreign exchange licenses, in cases of serious regulatory violations that compromise liquidity, solvency or financial soundness, generate systemic risk, affect the stability or functioning of the Brazilian financial system, or hinder the accurate assessment of the institution’s financial condition.
The Central Bank may also revoke a license in cases of inactivity, failure to conduct essential operations, non-compliance with the approved business plan, failure to provide required information, or if the institution cannot be found at its registered address. License cancellation may only occur following the applicable administrative procedures.
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
The Federal Constitution restricts the establishment of new branches of foreign financial institution and increases in foreign ownership in Brazilian financial institutions, unless expressly authorized based on international agreements, reciprocity or national interest. When authorized, foreign financial institutions operating in Brazil through branches or subsidiaries are subject to the same rules and regulatory requirements applicable to domestic financial institutions.
Pursuant to Article 52 of the Transitory Constitutional Provisions Act and Law No. 4,595, such authorizations historically required an executive decree. Decree No. 10,029 transferred this authority to the Central Bank, which currently recognizes foreign participation in Brazilian financial institutions, provided that applicable regulatory requirements for authorization, changes of control and corporate reorganizations are met.

Form 20F 2026 FY2025	153

Consumer Protection
The CMN regulates the relationship between financial institutions and their clients, establishing rules aimed at risk prevention, transparency and consumer protection. Financial institutions must conduct their activities in accordance with principles of ethics, responsibility, diligence and transparency, ensuring alignment of interests and trust in their relationships with clients.
CMN regulations require institutions to provide products and services suited to clients’ needs, ensure transaction security and confidentiality, disclose clear and accurate information on rights, obligations, costs and risks, use clear and objective language in client-facing documents, properly identify beneficiaries of payments, forward payment instruments only upon client request or authorization, and avoid undue barriers to customer requests, contract termination and transfer of relationships to other institutions.
In addition, the Brazilian Consumer Protection Code applies to transactions between financial institutions and their clients.
Insolvency laws relating to financial institutions
Brazilian financial institutions are subject to Central Bank intervention, extrajudicial liquidation and special insolvency regimes to prevent bankruptcy and protect creditors.
Intervention
May be decreed by the Central Bank in cases of deterioration, mismanagement or repeated regulatory violations. From the date of intervention, payment obligations are suspended, early maturity of liabilities is prevented and existing deposits are frozen. The measure may cease once the institution’s situation is stabilized or be converted into extrajudicial liquidation or bankruptcy.
Extrajudicial liquidation
Extrajudicial liquidation is an administrative proceeding decreed by the Central Bank and conducted by a court‑appointed liquidator, aimed at winding down the institution, liquidating assets and settling liabilities. It may be imposed in cases of insolvency, serious legal or regulatory breaches, losses affecting unsecured creditors, or cancellation of the institution’s operating license. The decree suspends enforcement actions, interrupts limitation periods and establishes special rules for interest, penalties and monetary adjustments. The procedure may be terminated upon bankruptcy or by decision of the Central Bank under specific circumstances.
RAET
In addition, the Central Bank may impose a Special Temporary Administration Regime (RAET), a less restrictive measure that allows the institution to continue operating under special administration. RAET aims to restore solvency and does not affect day‑to‑day operations. It may cease at the Central Bank’s discretion, upon restructuring, transfer of control, government intervention or conversion into extrajudicial liquidation.
Bankruptcy Law
Law No. 11,101 of February 9, 2005, as amended (“Bankruptcy Law”), provides for judicial reorganizations, extrajudicial reorganizations and the bankruptcy of individuals and legal entities and is only applicable to financial institutions in relation to matters that are not specifically regulated by the intervention and extrajudicial liquidation regimes.
Reimbursement of creditors in the case of liquidation or bankruptcy
In cases of extrajudicial liquidation or bankruptcy, creditors are paid according to statutory priority, generally in the following order: labor claims (up to statutory limits), secured credits, tax credits, unsecured credits, penalties and fines, and subordinated credits.

Form 20F 2026 FY2025	154

Brazilian law also provides protection to certain deposits through the Credit Guarantee Fund (FGC), which guarantees up to R$250,000 per client per institution or financial conglomerate, subject to a global cap of R$1.0 million per creditor for each four‑year period. Special guarantee mechanisms may apply to certain time deposits, while credits held by financial institutions, investment funds, pension funds, insurance companies and certain institutional investors are not covered by the ordinary guarantee.
In addition, specific laws grant priority treatment to compulsory deposits held with the Central Bank and to assets securing foreign financing, which take precedence over the claims of general creditors in insolvency proceedings.
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
Management succession policy
Financial institutions are required to adopt a succession policy for senior management, that reflects their nature, size, complexity, structure, risk profile and business model, ensuring that executives have the qualifications necessary to perform their duties.
The policy must cover recruitment, promotion, election and manager retention processes, including criteria for identifying,assessing, training and selecting candidates, taking into account legal requirements, technical, managerial and interpersonal skills, professional experience and knowledge of managerial accountability rules.
Information about managers and members of the control group
Financial institutions must report to the Central Bank any information that may affect the reputation of their controlling shareholders, holders of qualified equity interests, directors, officers and members of management bodies, including information related to investigations or proceedings involving criminal matters or the national financial system.
Institutions must also maintain a confidential reporting channel for employees, clients, users, partners or suppliers to report irregularities, with procedures defined in governing documents and disclosed on the institution’s website. A designated team must handle and forward such reports, ensuring confidentiality, independence and impartiality.
The responsible team must prepare semiannual reports, approved by the board of directors or executive officers, summarizing the communications received, their nature, handling measures and response time. These reports must be kept available to the Central Bank for at least five years.

Form 20F 2026 FY2025	155

Open Finance
The Central Bank views Open Finance as the key initiative to foster innovation, efficiency and competition in the financial system. The Brazilian Open Finance framework enables the sharing of data on products and services, customer registration data and transaction data among financial, payment and other institutions authorized by the Central Bank, always subject to customer consent where applicable.
Participation is mandatory for certain large institutions—particularly those classified in prudential Segments 1 and 2 and institutions with more than five million clients—while voluntary for others, and may be expanded at the Central Bank’s discretion. Open Finance aims to promote innovation, competition, efficiency in the National Financial System and the Brazilian Payment System, and financial inclusion.
Foreign Exchange Regulations
Law No. 14,286 (the FX Law) governs the foreign exchange market, Brazilian capital abroad and foreign capital in Brazil, consolidating and modernizing prior rules and promoting currency convertibility. The law aligns Brazilian regulation with international standards (including OECD and FATF) and grants the CMN and the Central Bank broad regulatory authority. It allows financial institutions, within their licenses and prudential limits, to use domestic funds for credit and financing operations in Brazil and abroad.
In 2022, the CMN and the Central Bank issued regulations that consolidated rules on international payments and remittances, introducing the concept of electronic foreign exchange (eFX). Financial and payment institutions authorized by the Central Bank may generally provide eFX services without specific authorization, while other entities are limited to eFX transactions for goods and services up to US$10,000.
Environmental, Social and Governance (ESG) rules in financial institutions
CMN and Central Bank regulations adopted since 2021 strengthened the management, disclosure and governance of social, environmental and climate risks by financial institutions, including changes to rural credit rules. Access to rural credit now depends on environmental and social compliance, such as registration in the Rural Environmental Registry (CAR), absence of environmental embargoes, and exclusion of borrowers listed for labor practices analogous to slavery.
CMN Resolution No. 4,943 amended the risk management framework to expressly incorporate social, environmental and climate risks, including physical and transition climate risks, covering not only institutions’ activities but also those of counterparties, suppliers and service providers. Financial institutions must also implement a Social, Environmental and Climate Responsibility Policy (PRSAC), subject to a three‑year review cycle, and certain institutions are required to prepare a Social, Environmental and Climate Risks and Opportunities Report (GRSAC Report).
Virtual Assets and Virtual Asset Service Providers
On November 10, 2025, the Central Bank published a resolution establishing the comprehensive regulatory framework for VASPs.
The framework sets out the authorization regime for VASPs, including minimum requirements related to controlling shareholders, operational and financial capacity, governance, IT systems, and fit‑and‑proper standards, as well as prior approval for changes in control, corporate reorganizations and management appointments. VASPs already in operation are subject to a transitional regime, under which they must apply for authorization within a specified period and demonstrate compliance with key risk management, cybersecurity, AML/CFT and accounting requirements.

Form 20F 2026 FY2025	156

The regulation also governs the organization and activities of VASPs, establishing three operating modalities: intermediary, custodian or exchange. It imposes requirements related to segregation of client assets, restrictions on the use of client assets, governance, risk management, cybersecurity, AML/CFT, transparency and customer disclosures. Certain financial institutions authorized by the Central Bank may also provide VASP services, subject to applicable conditions.
In addition, virtual asset services were integrated into the foreign exchange framework, covering cross‑border transactions, self‑hosted wallet transfers and fiat‑referenced virtual asset operations, subject to operational limits and enhanced reporting obligations.
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
In August 2022, our registration as a foreign issuer and the listing of our sponsored Level II BDRs were approved, subjecting us to ongoing reporting obligations before the CVM, including annual reference forms, quarterly financial information and current disclosures.
On January 26, 2026, the Board approved a proposal to discontinue the sponsored Level II BDR program and implement an unsponsored Level I BDR program, subject to approval by the CVM and B3. Once approved, Inter&Co, Inc. will no longer be subject to such reporting obligations.
Regulatory Matters in the US
In the United States, we are subject to oversight by multiple regulatory authorities in connection with our activities, including those conducted by our subsidiaries. As our business continues to expand, the scope and complexity of the applicable regulatory requirements increase accordingly. As previously disclosed, we are currently in the process of establishing a U.S. branch, which is expected to further expand our regulatory footprint and increase our compliance obligations, including those imposed by the Federal Reserve and the Florida Office of Financial Regulation. This expansion is expected to add significant regulatory complexity to our operations. See “Item 3. Key Information—D. Risk Factors—Our international expansion efforts may not be successful or may subject us to increased risks.” Set forth below is an overview of the principal regulatory authorities relevant to our business and the regulatory framework applicable to our current activities in the US.
Securities and Exchange Commission (“SEC”)
The Securities and Exchange Commission (“SEC”), which oversees securities markets, enforces federal securities laws, and reviews periodic disclosures such as Form 20‑F, is the leading regulatory agency in the United States of America. Inter Securities, one of our subsidiaries, was also approved by the Financial Industry Regulatory Authority (“FINRA”), a self‑regulatory organization responsible for overseeing broker‑dealers in the United States, enforcing market conduct rules, and promoting fair and transparent securities markets.

Form 20F 2026 FY2025	157

Financial Industry Regulatory Authority ("FINRA")
FINRA is a self-regulatory organization authorized by the U.S. Congress to protect investors by ensuring that the broker-dealer industry operates fairly and honestly.Inter Securities is registered as a broker-dealer with the SEC and is regulated by FINRA. As a FINRA member, Inter Securities is subject to FINRA's rules and oversight, including those relating to market conduct, investor protection, financial reporting and compliance obligations applicable to broker-dealers operating in the United States.
Rules applicable to Inter&Co Payments, Inc.
Inter&Co Payments is a non-bank financial services company operating as a Money Services Business (MSB) in the United States. Incorporated in California and registered with the California Secretary of State, the company is in good standing. Licensed as a money transmitter in 47 U.S. states, it provides international money remittance services and digital wallet solutions to U.S. customers.
The company is registered with the Financial Crimes Enforcement Network (FinCEN) as an MSB, subject to the Bank Secrecy Act (BSA) and its regulations. This includes maintaining an anti-money laundering (AML) compliance program, customer identification, transaction monitoring, recordkeeping, and filing required reports like Currency Transaction Reports (CTRs) and Suspicious Activity Reports (SARs). FinCEN delegates BSA compliance examination authority to the Internal Revenue Service (IRS). The company also complies with the USA PATRIOT Act, which imposes additional AML and counter-terrorist financing obligations.
Inter&Co Payments is subject to federal consumer protection oversight by the Consumer Financial Protection Bureau (CFPB) and state financial regulatory agencies in each licensed jurisdiction. State regulators oversee licensing, examinations, financial condition, cybersecurity, reporting, and consumer protection requirements for money transmitters. Compliance with these regulations affects the company’s operations and financial condition, with potential changes in laws or regulations impacting compliance costs and business expansion.
Rules applicable to Inter Securities:
Inter&Co Securities, which has gained membership approval from the Financial Industry Regulatory Authority (FINRA), provides fully disclosed brokerage services to Inter clients who invest in U.S. markets. The company is registered as a broker-dealer with the Securities and Exchange Commission and operates under FINRA's regulation.
Rules applicable to Inter US Management and Inter US Finance
Inter US Finance is subject to supervision by the applicable State Department of Financial Services (or equivalent state financial authority) in each U.S. state in which it operates, and is registered with the Nationwide Multistate Licensing System (NMLS), in accordance with state-level financial and lending regulations.
Inter US Management is regulated by the U.S. Securities and Exchange Commission (SEC) and relevant U.S. state financial authorities. As a registered investment adviser, Inter US Management is subject to U.S. federal securities laws and regulations governing investment advisers, including the Investment Advisers Act of 1940 and the rules thereunder, applicable to a mid-sized registered investment adviser.

Form 20F 2026 FY2025	158

Regulatory Matters in the Cayman Islands
We are incorporated in the Cayman Islands and, as such, are subject to Cayman Islands corporate law and related regulatory requirements, as further described in this annual report.
In addition, Banco Inter S.A. – Cayman Branch is a branch of the Brazilian financial institution Banco Inter S.A. and holds a Category B license to operate as a branch in the Cayman Islands.
The process of establishing the Cayman Branch was subject to authorization by both the Central Bank of Brazil and the Cayman Islands Monetary Authority (“CIMA”), in compliance with the applicable regulatory requirements of each authority. As a result, the Cayman Branch is subject to ongoing supervision by CIMA and must comply with its regulatory framework, which covers, among other matters, corporate governance, risk management, anti‑money‑laundering and counter‑terrorist financing requirements, outsourcing arrangements, internal controls, internal audit, cybersecurity, data privacy, business continuity, record‑keeping, and succession planning.

Form 20F 2026 FY2025	159

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
See our consolidated financial statements beginning at page F-1.
ITEM 19. EXHIBITS
The following documents are filed or incorporated by reference as part of this registration statement:

No.	Exhibit Description

1.1*	Memorandum and Articles of Association of Inter&Co

2.1*	Description of Securities Registered Under Section 12 of the Exchange Act

4.1*	Form of indemnification agreement

4.2	Form of SoftBank Shareholders’ Agreement (incorporated by reference to Exhibit 4.4 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2021)

4.3*	Waiver to Shareholders Agreement

8.1*	List of Subsidiaries

11.1*	Code of Ethics

11.2*	Insider Trading Policy

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.

13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

15.1*	Consent of KPMG Auditores Independentes Ltda.

97*	Clawback Policy

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104.1	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

* Filed with this Annual Report on Form 20-F

Form 20F 2026 FY2025	160

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Inter & Co, Inc.	By:	/s/ João Vitor N. Menin T. de Souza
Date: April 29, 2026	Name:	João Vitor N. Menin T. de Souza
	Title:	Chief Executive Officer

	By:	/s/ Santiago Horacio Stel
	Name:	Santiago Horacio Stel
	Title:	Chief Financial Officer

Consolidated Financial Statements as of
December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
Inter & Co, Inc.

Auditor Data Elements:	Year ended December 31, 2025, December 31, 2024; and December 31, 2023
Auditor Name:	KPMG Auditores Independentes Ltda.
Auditor Location:	Belo Horizonte, Brazil
Auditor Firm ID:	1124

Form 20F 2026 FY2025	F-1

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Inter & Co, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Inter & Co, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with International Financial Reporting Standards – Accounting Standards as issued by International Accounting Standards Board (IFRS-Accounting Standards). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Report of Independent Registered Public Accounting Firm on the consolidated financial statements	F-2

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Assessment of the provision for expected credit losses for loans and advances to customers

As discussed in Notes 2(c), 4(e), 6(a), and 12 to the consolidated financial statements, the Company has R$ 3 billion provision for expected credit losses (ECL) related to loans and advances to customers, as of December 31, 2025. The provision for ECL related to loans and advances to customers is the output of a complex set of models - it is calculated using estimates, developed from models, of probability of default (PD), exposure at default (EAD) and loss given default (LGD). The PD incorporates the estimated impact of forecasts of certain macroeconomic variables, specifically: the Brazilian Interbank Deposit rate (DI), the Brazilian Broad National Consumer Price Index (IPCA), the Brazilian gross domestic product (GDP), and the Brazilian minimum wage. As part of the calculation of the allowance for ECL, for each financial asset, the Company assesses whether there has been a significant increase in credit risk (SICR) since initial recognition, based on an absolute criterion - a payment is 31 days or more past due - and a relative criterion that compares the current behavior score with the behavior score at initial recognition. When no SICR has been identified, the financial asset is classified as stage 1 and the PD used considers the next 12 months. When a SICR has been identified, the contract is classified as stage 2 or, if it is credit-impaired, stage 3 and the PD used considers the lifetime of the contract.

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

Assessment of the value in use of the cash generating unit to which the Inter & Co Payments Inc goodwill is allocated

As discussed in Notes 2(c), 4(i) and 14 to the consolidated financial statements, the Company has R$ 554.8 million of goodwill related to the acquisition of Inter & Co Payments Inc as of December 31, 2025. The Company allocates goodwill to cash generating units (CGUs) and performs impairment testing over these CGUs at least annually or when there are events or circumstances that indicate that the carrying amount of a CGU exceeds its recoverable amount. The recoverable amount of the CGU to which the Inter & Co Payments Inc goodwill is allocated is calculated based on its value in use. The value in use is determined using a discounted cash flow model, that is, by estimating the future cash flows expected to be derived from the CGU, including any eventual disposal, and discounting those to their present value.

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

/s/ KPMG Auditores Independentes Ltda.

We have served as the Company’s auditor since 2011.
Belo Horizonte, MG, Brazil
April 29, 2026

Report of Independent Registered Public Accounting Firm on the consolidated financial statements	F-5

Consolidated balance sheets

Consolidated statement of financial position as of December 31, 2025 and 2024
(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Note	12/31/2025	12/31/2024
Assets
Cash and cash equivalents	8	3,801,513	1,108,394
Amounts due from financial institutions, net of provisions for expected credit losses	9	4,600,218	6,194,960
Deposits at Central Bank of Brazil		7,867,658	5,285,402
Securities, net of provisions for expected credit losses	10	29,010,323	23,899,551
Derivative financial assets	11	58,915	563
Loans and advances to customers, net of provisions for expected credit losses	12	45,251,104	33,327,355
Non-current assets held for sale		366,398	234,611
Equity accounted investees		10,401	10,401
Property and equipment	13	381,404	369,942
Intangible assets	14	2,023,939	1,836,053
Deferred tax assets	32.c	1,789,304	1,676,341
Other assets	15	3,450,341	2,486,145
Total assets		98,611,518	76,429,717

Liabilities
Deposits from customers	16	54,883,084	42,803,229
Deposits from banks	17	14,585,704	11,319,577
Securities issued	18	14,127,144	9,890,219
Derivative financial liabilities	11	54,114	70,048
Borrowings and on-lending	19	817,495	128,924
Tax liabilities		815,527	574,429
Income tax and social contribution		675,438	462,501
Other tax liabilities		140,089	111,928
Provisions	21	265,455	155,262
Deferred tax liabilities	32.c	40,923	32,790
Other liabilities	22	2,629,110	2,382,932
Total liabilities		88,218,556	67,357,410

Equity
Share capital	23.a	13	13
Reserves	23.b	10,971,176	9,793,992
Other comprehensive loss	23.c	(801,600)	(898,830)
Equity attributable to owners of the Company		10,169,589	8,895,175
Non-controlling interest	23.f	223,373	177,132
Total equity		10,392,962	9,072,307

Total liabilities and equity		98,611,518	76,429,717

The notes are an integral part of these consolidated financial statements.

Form 20F 2026 FY2025	F-6

Consolidated income statements

Consolidated statements of income for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Note	12/31/2025	12/31/2024	12/31/2023
Interest income	24	8,638,477	5,139,213	4,549,827
Interest expenses	24	(5,977,127)	(3,311,638)	(2,887,573)
Income from securities, derivatives and foreign exchange	25	3,612,469	2,629,170	1,634,543
Net interest income and income from securities, derivatives and foreign exchange		6,273,819	4,456,744	3,296,797

Net revenues from services and commissions	26	2,008,095	1,753,280	1,304,382
Expenses from services and commissions		(182,202)	(143,430)	(135,582)
Other revenues	27	301,226	333,571	286,979
Revenues		8,400,938	6,400,165	4,752,576

Impairment losses on financial assets	28	(2,416,353)	(1,799,452)	(1,541,584)
Administrative expenses	29	(2,200,604)	(1,769,055)	(1,461,348)
Personnel expenses	30	(1,090,333)	(937,761)	(790,739)
Tax expenses	31	(728,734)	(477,037)	(326,584)
Depreciation and amortization		(340,727)	(208,829)	(160,440)
Income from equity interests in associates		—	(2,480)	(32,040)
Income before income tax		1,624,187	1,205,550	439,841

Income tax	32	(226,866)	(232,709)	(87,581)

Net income for the year		1,397,321	972,841	352,260

Net income attributable to:
Owners of the Company		1,312,390	907,132	302,343
Non-controlling interest		(84,931)	65,709	49,917

Earnings per share
Basic earnings per share	23.e	2.98	2.08	0.75
Diluted earnings per share	23.e	2.96	2.07	0.75
The notes are an integral part of these consolidated financial statements.

Form 20F 2026 FY2025	F-7

Consolidated statements of comprehensive income

Consolidated statements of comprehensive income for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of Brazilian reais)

	12/31/2025	12/31/2024	12/31/2023
Profit for the year	1,397,321	972,841	352,260

Other comprehensive income
Items that are or may be reclassified subsequently to the statement of income:
Changes in fair value - financial assets at FVOCI	316,390	(685,666)	291,333
Tax effect	(144,855)	315,095	(131,100)
Net change in fair value - financial assets at FVOCI	171,535	(370,571)	160,233

Hedges of net investments in foreign subsidiary	142,762	(145,241)	16,742
Tax effect	(56,312)	53,227	(4,579)
Hedges of net investments in foreign subsidiary	86,450	(92,014)	12,163

Cash flow hedges (a)	(5,597)	(12,308)	—
Tax effect	8,058	—	—
Net of cash flow hedges	2,461	(12,308)	—

Foreign exchange differences on the translation of foreign operations	(163,216)	251,551	(22,604)

Others	—	—	21
Other comprehensive income (loss) that may be reclassified subsequently to the Statements of income	97,230	(223,342)	149,813

Total comprehensive income for the year	1,494,551	749,499	502,073
Allocation of comprehensive income
To owners of the company	1,409,620	683,790	452,156
To non-controlling interest	84,931	65,709	49,917
(a) Cash flow hedges as of December 31, 2024 was reclassified from Changes in fair value - financial assets at FVOCI for consistency of presentation with the December 31, 2025 presentation.
The notes are an integral part of these consolidated financial statements.

Form 20F 2026 FY2025	F-8

Consolidated statements of cash flows

Consolidated statements of cash flows for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of Brazilian reais)

	12/31/2025	12/31/2024	12/31/2023
Operating activities
Profit for the year	1,397,321	972,841	352,260
Adjustments to profit (loss)
Depreciation and amortization	340,727	208,829	160,440
Result of equity interests in associates	—	2,480	32,040
Impairment losses on financial assets	2,416,353	1,799,452	1,541,584
Expenses with provisions for contingencies	56,039	49,120	38,611
Income tax and social contribution	(77,985)	232,709	87,581
Provisions/ (Reversals) for loss of assets	—	(52,971)	(42,214)
Capital gains (losses)	23,547	(55,538)	(41,785)
Provision for performance fees	(41,574)	(73,650)	(135,260)
Effect of the exchange rate variation on cash and cash equivalents	(136,271)	(134,448)	(88,708)

(Increase)/ decrease in:
Deposits at Central Bank of Brazil	(2,582,257)	(2,620,987)	190,363
Loans and advances to customers	(14,215,701)	(7,204,248)	(8,062,211)
Amounts due from financial institutions	1,575,639	(1,702,514)	540,350
Securities	(429,431)	(296,267)	70,642
Derivative financial assets	(58,351)	3,675	(4,238)
Non-current assets held for sale	(151,875)	(60,257)	(7,412)
Other assets	(899,681)	(465,552)	(341,901)
Increase/ (decrease) in:
Deposits from banks	3,266,127	965,973	1,615,572
Deposits from customers	12,079,855	10,151,609	9,008,816
Securities issued	4,236,925	1,795,177	1,892,877
Derivative financial liabilities	121,232	(90,256)	(22,705)
Borrowings and on-lending	688,571	(282,131)	69,700
Tax liabilities	523,875	207,456	178,906
Provisions	(62,168)	26,458	(25,608)
Other liabilities	168,324	824,072	799,771
Income tax paid	(509,643)	(441,972)	(263,362)
Net cash from operating activities	7,729,598	3,759,060	7,544,109

Cash flow from investing activities
(Acquisition) of subsidiaries, net of cash acquired	—	(81,675)	(62,357)
(Acquisition) of property and equipment	(109,569)	(81,974)	(17,881)
(Acquisition) of intangible assets	(460,494)	(427,683)	(256,210)
(Acquisition) of financial assets at FVOCI	(9,807,669)	(17,710,057)	(19,381,768)
Proceeds from sale of financial assets at FVOCI	5,697,661	11,029,542	14,913,627
(Acquisition) of financial assets at amortized cost	(249,499)	(554,540)	(680,391)
Proceeds from sale of financial assets at amortized cost	26,213	98,852	818,576
Net cash used in investing activities	(4,903,357)	(7,727,535)	(4,666,404)
The notes are an integral part of these consolidated financial statements.

Form 20F 2026 FY2025	F-9

	12/31/2025	12/31/2024	12/31/2023
Cash flow from financing activities
Capital increase	—	823,036	—
Cost associated with issuing equity securities	—	(38,768)	—
Dividends and interest on shareholders' equity paid	(243,696)	(82,080)	(23,600)
Repurchase of treasury shares	(27,110)	(18,954)	(16,409)
Non-controlling interests	1,413	(191)	1,327
Net cash from (used in) financing activities	(269,393)	683,043	(38,682)

Increase/(Decrease) in cash and cash equivalents	2,556,848	(3,285,432)	2,839,023
Cash and cash equivalents at the beginning of the fiscal year	1,108,394	4,259,379	1,331,648
Effect of the exchange rate variation on cash and cash equivalents	136,271	134,447	88,708
Cash and cash equivalents at December 31	3,801,513	1,108,394	4,259,379
The notes are an integral part of these consolidated financial statements.

Form 20F 2026 FY2025	F-10

Consolidated statements of changes in equity

Consolidated statements of changes in equity for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Share capital	Reserves	Other comprehensive income	Retained earnings /accumulated losses	Treasury shares	Equity attributable to owners of the Company	Non-controlling interest	Total equity
Balance as of January 1, 2023	13	7,817,670	(825,301)	—	—	6,992,382	96,722	7,089,104
Profit for the year	—	—	—	302,343	—	302,343	49,917	352,260
Proposed allocations:
Constitution/ reversion of reserves	—	302,343	—	(302,343)	—	—	—	—
Interest on equity / dividends	—	—	—	—	—	—	(23,600)	(23,600)
Net change in fair value - financial assets at FVOCI	—	—	160,233	—	—	160,233	—	160,233
Foreign exchange differences on the translation of foreign operations	—	—	(22,604)	—	—	(22,604)	—	(22,604)
Gains and losses - Hedge	—	—	12,163	—	—	12,163	—	12,163
Repurchase of treasury shares	—	—	—	—	(16,409)	(16,409)	—	(16,409)
Share-based payment transactions	—	(16,409)	—	—	16,409	—	—	—
Reflex reserve	—	44,217	—	—	—	44,217	—	44,217
Others	—	(536)	21	—	—	(515)	1,842	1,327
Balance as of December 31, 2023	13	8,147,285	(675,488)	—	—	7,471,810	124,881	7,596,691

Balance as of January 1, 2024	13	8,147,285	(675,488)	—	—	7,471,810	124,881	7,596,691
Profit for the year	—	—	—	907,132	—	907,132	65,709	972,841
Proposed allocations:
Constitution/ reversion of reserves	—	907,132	—	(907,132)	—	—	—	—
Capital increase	—	823,036	—	—	—	823,036	—	823,036
Cost associated with issuing equity securities	—	(38,768)	—	—	—	(38,768)	—	(38,768)
Interest on equity / dividends	—	(68,813)	—	—	—	(68,813)	(13,267)	(82,080)
Foreign exchange differences on the translation of foreign operations	—	—	251,551	—	—	251,551	—	251,551
Gains and losses - Hedge	—	—	(92,014)	—	—	(92,014)	—	(92,014)
Net change in fair value - financial assets at FVOCI	—	—	(382,879)	—	—	(382,879)	—	(382,879)
Share-based payment transactions	—	(18,954)	—	—	18,954	—	—	—
Reflex reserve	—	43,074	—	—	—	43,074	—	43,074
Repurchase of treasury shares	—	—	—	—	(18,954)	(18,954)	—	(18,954)
Others	—	—	—	—	—	—	(191)	(191)
Balance as of December 31, 2024	13	9,793,992	(898,830)	—	—	8,895,175	177,132	9,072,307

Balance as of January 1, 2025	13	9,793,992	(898,830)	—	—	8,895,175	177,132	9,072,307
Profit for the year	—	—	—	1,312,390	—	1,312,390	84,931	1,397,321
Proposed allocations:
Constitution/ reversal of reserves	—	1,312,390	—	(1,312,390)	—	—	—	—
Increase in capital reserve	—	—	—	—	—	—	—	—
Interest on equity / dividends	—	(203,593)	—	—	—	(203,593)	(40,103)	(243,696)
Foreign exchange differences on the translation of foreign operations	—	—	(163,216)	—	—	(163,216)	—	(163,216)
Gains and losses - Hedge	—	—	88,911	—	—	88,911	—	88,911
Net change in fair value - financial assets at FVOCI	—	—	171,535	—	—	171,535	—	171,535
Share-based payment transactions	—	11,679	—	—	27,110	38,789	—	38,789
Reflex reserves	—	56,708	—	—	—	56,708	—	56,708
Repurchase of treasury shares	—	—	—	—	(27,110)	(27,110)	—	(27,110)
Others	—	—	—	—	—	—	1,413	1,413
Balance as of December 31, 2025	13	10,971,176	(801,600)	—	—	10,169,589	223,373	10,392,962
The notes are an integral part of these consolidated financial statements.

Form 20F 2026 FY2025	F-11

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian reais, unless otherwise stated)
1.Activity and structure of Inter & Co, Inc. and its subsidiaries
Inter&Co, Inc. ("Inter&Co", "Inter Group", or "Company") is the holding company controlling Inter Group, which is incorporated in the Cayman Islands, as an exempted limited liability company and registered as a foreign private issuer with the U.S. Securities and Exchange Commission ("SEC") and the Brazilian Securities and Exchange Commission (CVM).
Inter&Co’s Class A common shares are publicly traded on Nasdaq under the ticker "INTR," while depositary receipts backed by these shares (Level II BDRs) are publicly traded at B3 - Brasil, Bolsa e Balcão under the ticker "INBR32."
As of December 31, 2025, its significant operating subsidiaries were:
◦Inter Holding Financeira S.A.: A direct subsidiary domiciled in Brazil, whose main activity is holding 100% of the share capital of Banco Inter S.A. (Banco Inter).
◦Inter Marketplace Intermediação de Negócios e Serviços Ltda.: A direct subsidiary domiciled in Brazil, responsible for operating the Group’s marketplace platform, connecting customers to a wide range of third-party non-financial products and services. Its main products include e-commerce marketplace, gift cards, mobile phone services through Inter Cel (a Mobile Virtual Network Operator – MVNO), airline ticket sales, among others.
◦Inter US Holding Inc.: A direct subsidiary domiciled in the United States, which oversees the Group’s North American operations.
Inter&Co and all its subsidiaries are collectively referred to as the "Group" or "Inter," reflecting the integrated operations of this financial conglomerate.
Operating as a digital platform for individuals and businesses, Inter provides a range of integrated financial services and solutions seamlessly conducted through the SuperApp, such as: credit cards, checking accounts, investments, insurance, mortgage loans, payroll loans, business loans, and a marketplace for non-financial services, among others. The operations are seamlessly conducted through the SuperApp, offering customers a unified digital experience to manage their finances and daily activities.

Form 20F 2026 FY2025	F-12

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
2.Basis for preparation
a.Compliance statement
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards – Accounting Standards as issued by International Accounting Standards Board (“IFRS-Accounting Standards”).
These reclassifications were exclusively related to the presentation and arrangement of information and did not affect the recognition or measurement criteria of the reported balances. Accordingly, there was no material impact on the financial statements, which remain comparable between the periods presented. Further explanations for each reclassification were provided in footnotes throughout the notes.
These consolidated financial statements were authorized for issuance by the Company’s Board of Directors meeting on April 28, 2026.
b.Functional and presentation currency
These consolidated financial statements are presented in Brazilian reais (BRL or R$). The functional currency of the Group companies is shown in note 4a, reflecting the currency in which the prices of goods and services are determined and generally settled. All values have been rounded to the nearest thousand, unless otherwise indicated.
c.Use of estimates and judgments
In preparing the consolidated financial statements, Management used judgments, estimates and assumptions that affect the application of the Group's accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. Estimates and assumptions are reviewed continuously and the impacts of changes in estimates are recognized prospectively. The key significant judgments made by management in applying the Group's accounting policies and the sources of uncertainty in the estimates are described below:
Judgments
Information about the judgments made in the application of accounting policies that have the most relevant effects on the amounts recognized in financial statements are included in the following notes:
•Basis for consolidation (see note 4a): whether Inter&Co has de facto control over an investee;
•Classification of financial assets (see notes 6 and 7): assessment of whether financial assets comply with the sole payment of principal and interest (SPPI test) criteria and the business model in which the assets are managed (amortized cost, fair value through other comprehensive income or fair value through profit or loss); and
•Equity accounted investees method: whether Inter&Co has significant influence over an investee.
Estimates
The estimates present a significant risk and may have a material adjustment to the carrying amounts and liabilities in the next financial year, and are shown below:
•Classification of financial assets (see notes 6 and 7): evaluation of the business model in which the assets are held and evaluation of whether the contractual terms of the financial asset relate only to payments of principal and interest (SPPI test);
•Business combinations (see note 4b): determination of the fair values of assets acquired and liabilities assumed in business combinations;

Form 20F 2026 FY2025	F-14

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
•Impairment test of intangible assets and goodwill (see note 14): projections of future cash flows derived from management‑approved budgets and business plans, growth rates applied beyond the forecast period, discount rate reflecting current market assessments of the time value of money and the risks specific to each CGU, and an assessment of the existence of internal or external indicators of impairment;
•Deferred tax asset (see note 32): the expected realization of the deferred tax asset is based on projected future taxable income and other technical studies;
•Expected credit loss (see notes 12d and 21): the measurement of expected credit loss on assets measured at amortized cost and fair value through other comprehensive income (FVOCI) requires the use of complex quantitative models and assumptions about future economic conditions and credit behavior. Several significant judgments are also needed to apply the accounting requirements for measuring expected credit loss, such as: determining the criteria to evaluate the significant increase in credit risk; selecting quantitative models; and establishing different prospective scenarios and their weighting, and others; and
•Provisions (see note 21): recognition and measurement of provisions, including the provision for legal proceedings. The main assumptions considered refer to the probability and magnitude of outflows of resources.
3.New Accounting Standards Recently Issued
New or revised accounting pronouncements adopted in 2025
The following new or revised standards have been issued by the International Financial Standards Board (“IASB”), and were effective for the years covered by these consolidated financial statements.
•Amendment to IAS 21 - The Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements: The changes require the application of a consistent approach when assessing whether one currency can be exchanged for another, and the amendment clarifies how entities should determine the exchange rate to be used and the disclosures to be provided when a currency is difficult or impossible to exchange. The amendment aims to improve the information an entity provides in its financial statements. This amendment is required for annual report for periods beginning on or after January 1, 2025. Management did not identified any impacts, as there are no currencies in its operations that are difficult or impossible to exchange in the Group's consolidated financial statements.
Other new standards and interpretations issued but not yet effective
•Amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments Disclosures: Issued in May 2024, the amendments and clarifications relate to the derecognition of financial liabilities through electronic systems, assessment of contractual cash flow characteristics in classification (SPPI Test), such as financial assets linked to ESG (Environmental, Social and Governance) and other financial instruments. Additionally, additional disclosures were included regarding equity instruments designated at fair value through other comprehensive income and financial instruments linked to contingent events. The amendments are effective for periods beginning on January 1, 2026. Management of Inter&Co doesn’ t expect the adoption of the amendments described above to have a significant impact on the Group’s consolidated financial statements, other than additional disclosures.

Form 20F 2026 FY2025	F-15

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
•IFRS 18 - Presentation and Disclosure in Financial Statements: Issued in April 2024, it replaces IAS 1 and brings additional requirements for financial statements with the aim of enhancing information to shareholders. It defines three categories for income and expenses: operating, investing, and financing, and includes new subtotals. The standard also provides guidance on the disclosure of management-defined performance indicators and includes specific requirements for banking and insurance sector companies. IFRS 18 will come into effect on January 1, 2027, and Management is assessing the effects of adopting this standard for the Group's consolidated financial statements.
•IFRS 19 – Subsidiaries without Public Accountability: Issued in May 2024, the standard defines that a subsidiary without public accountability may provide reduced disclosures when applying IFRS accounting standards to its financial statements. The standard is optional for eligible subsidiaries and establishes the disclosure requirements for subsidiaries that choose to apply it. IFRS 19 will come into effect on January 1, 2027, and management is evaluating the effects of adopting this standard.
•Other Amendments - The IASB has made other amendments to existing standards, as summarized below:
◦Amendments to IFRS 7 - Gains and losses on derecognition: The amendments aim to disclose deferred differences on fair value and transaction price, changes in the classification and measurement of financial instruments, effective from January 1, 2026.
◦Amendments to IAS 7 - The main objective is to increase transparency in the disclosure of supplier financing arrangements, requiring additional information on these arrangements, such as terms and conditions, the value of liabilities involved, and liquidity risks, effective from January 1, 2026.
◦Amendments to IFRS 10 - Aims at defining control and transition guidance after applying the new concept, as well as clarifications on the sale or contribution of assets between related entities, effective from January 1, 2026.
◦Amendments to IFRS 9 - Includes clarifications on the derecognition of lease liabilities and their consequences, effective from January 1, 2026.
Management of Inter&Co does not expect the adoption of the amendments described above to have a significant impact on the Group’s consolidated financial statements, other than additional disclosures.
4.Material accounting policies
The accounting policies described below were applied in all years presented in the consolidated financial statements.
a.Basis for consolidation
Companies that are under the control of Inter&Co are classified as subsidiaries. The Company is considered a controlling entity when it is exposed to, or entitled to, variable returns arising from its involvement with the entity and has the ability to use this power to affect the amount of such returns.
The consolidated financial statements are prepared using uniform accounting policies and practices. In this regard, adjustments are made to the individual financial statements of some subsidiaries to ensure uniformity and compliance of criteria in the preparation of the Group's financial statements.
The subsidiaries are fully consolidated from the moment the Company acquires control of their activities until the date that control ceases to exist. The only significant restrictions on the Inter Group's ability to access or use assets and settle liabilities are regulatory restrictions related to compulsory reserves maintained in compliance with the requirements of the Central Bank of Brazil, which limit the ability of Inter&Co's subsidiaries to transfer cash to other entities within the economic group. There are no other legal or contractual restrictions, nor any guarantees or other requirements that could restrict the payment of dividends and other capital distributions, or that loans and advances be made or paid to (or by) other entities within the economic group.

Form 20F 2026 FY2025	F-16

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
The following table shows the subsidiaries in each year:

					Share in the capital (%)
Entity	Branch of Activity	Common shares and/or quotas	Functional currency	Country	12/31/2025	12/31/2024	12/31/2023
Direct subsidiaries
Inter&Co Participações Ltda.	Holding Company	13,196,995	BRL	Brazil	100.00%	100.00%	100.00%
INTRGLOBALEU Serviços Administrativos, LDA	Holding Company	1	EUR	Portugal	100.00%	100.00%	100.00%
Inter US Holding, Inc,	Holding Company	100	US$	USA	100.00%	100.00%	100.00%
Inter Holding Financeira S.A.	Holding Company	401,207,704	BRL	Brasil	100.00%	100.00%	100.00%
Inter Marketplace Intermediação de Negócios e Serviços Ltda.	Marketplace	16,984,271,386	BRL	Brazil	100.00%	100.00%	100.00%
Landbank Fundo de Investimento em Direitos Creditórios de Responsabilidade Limitada	Investment Fund	578,818,030	BRL	Brazil	100.00%	100.00%	—%
Inter&Co Solutions	Provision of services	16,000,000	BRL	Brazil	100.00%	100.00%	—%
Inter Digital Assets – Sociedade Prestadora de Serviços de Ativos Virtuais Ltda. (a)	Virtual Asset Brokerage	6,000,000	BRL	Brazil	100.00%	—%	—%
Indirect subsidiaries
Banco Inter S.A.	Multiple Bank	2,593,598,009	BRL	Brazil	100.00%	100.00%	100.00%
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	Securities broker	335,000,000	BRL	Brazil	100.00%	100.00%	100.00%
Inter Digital Corretora e Consultoria de Seguros S.A.	Insurance broker	60,000	BRL	Brazil	60.00%	60.00%	60.00%
Inter Títulos Imobiliários Fundo de Investimento Imobiliário	Investment Fund	—	BRL	Brazil	—%	97.19%	98.30%
BMA Inter Fundo De Investimento Em Direitos Creditórios Multissetorial	Investment Fund	—	BRL	Brazil	—%	65.17%	86.46%
TBI Fundo De Investimento Renda Fixa Credito Privado	Investment Fund	230,278,086	BRL	Brazil	100.00%	100.00%	100.00%
Spark Fundo de Investimento Financeiro Multimercado Crédito Privado Investimento no Exterior (b)	Investment Fund	15,000,000	BRL	Brazil	100.00%	100.00%	100.00%
IG Fundo de Investimento Renda Fixa Crédito Privado	Investment Fund	21,506,555	BRL	Brazil	100.00%	100.00%	100.00%
Inter Simples Fundo de Investimento em Direitos Creditórios Multissetorial	Investment Fund	59,027	BRL	Brazil	97.86%	91.29%	99.11%
IM Designs Desenvolvimento de Software S.A (c)	Provision of services	—	BRL	Brazil	—%	50.00%	50.00%
Acerto Cobrança e Informações Cadastrais S.A.	Provision of services	60,000,000	BRL	Brazil	60.00%	60.00%	60.00%
Inter & Co Payments, Inc	Provision of services	1,000	US$	USA	100.00%	100.00%	100.00%
Inter Asset Gestão de Recursos Ltda (d)	Asset management	750,814	BRL	Brazil	70.87%	70.87%	70.87%
Inter Café Ltda.	Provision of services	20,010,000	BRL	Brazil	100.00%	100.00%	100.00%
Inter Boutiques Ltda.	Provision of services	9,010,008	BRL	Brazil	100.00%	100.00%	100.00%
Inter Food Ltda.	Provision of services	7,000,000	BRL	Brazil	70.00%	70.00%	70.00%
Inter Viagens e Entretenimento Ltda.	Provision of services	94,515,000	BRL	Brazil	100.00%	100.00%	100.00%
Inter Conectividade Ltda.	Provision of services	33,533,805	BRL	Brazil	100.00%	100.00%	100.00%
Inter US Management, LLC	Provision of services	100,000	US$	USA	100.00%	100.00%	100.00%
Inter US Finance, LLC	Provision of services	100,000	US$	USA	100.00%	100.00%	100.00%
Inter Securities LLC	Provision of services	—	US$	USA	100.00%	100.00%	100.00%
Inter&Co Tecnologia e Serviços Financeiros Ltda.	Provision of services	9,896,122,671	BRL	Brazil	100.00%	100.00%	—%
Inter Pag Instituição de Pagamento S.A	Provision of services	1,654,582,386	BRL	Brazil	100.00%	100.00%	50.00%
Inter Us Advisors, LLC	Asset management	—	US$	USA	100.00%	100.00%	—%
Inter Hedge Fundo de Investimento Imobiliário (e)	Investment Fund	19,973,705	BRL	Brazil	100.00%	—%	—%
Inter Oportunidade Imobiliária Fundo de Investimento (f)	Investment Fund	1,785,939	BRL	Brazil	63.78%	—%	—%

(a) On March 20, 2025, Inter Digital Asset was incorporated with the corporate purpose of intermediating virtual assets, encompassing activities such as distribution, underwriting, purchase, sale and exchange of virtual assets, portfolio management, foreign exchange operations and custody services, including safekeeping and control of virtual assets and related instruments;
(b) On July 28, 2025, the corporate name of the fund TBI Fundo De Investimento Crédito Privado Investimento Exterior changed to “Spark Fundo de Investimento Financeiro Multimercado Crédito Privado Investimento no Exterior”;
(c) On July 3, 2025, 50% of the share capital of IM Designs Desenvolvimento de Software S.A. was sold to the holders of the other 50% of the shares for R$2 million. With this transaction, the buyers came to hold 100% of the company's share capital. This sale resulted in a write-off in intangible assets of R$12 million related to IM Design’s goodwill and R$5 million in Banco Inter’s investments. In addition, there was a R$15 million due to loss on sale recorded in the capital gains/losses line;
(d) On January 9, 2026, Banco Inter celebrated an additional participation from Inter Asset Gestão de Recursos, increasing its stake to 99.01%, see explanatory note 35 - Subsequent events;
(e) On February 17, 2025, Banco Inter acquired a stake in Inter Hedge fund. With this acquisition, the fund's financial results were consolidated in Inter&Co's financial statements; and
(f) On August 19, 2025, Banco Inter acquired a stake in Inter Oportunidade Fund. With this acquisition, the fund's financial results were consolidated in Inter&Co's financial statements.

Form 20F 2026 FY2025	F-17

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
Non-controlling interest
Inter&Co can control some investees even when the investment is less than 100% of interest. In these investments, the Company recognizes the portion related to non-controlling interests in shareholders’ equity in the consolidated balance sheet and presents, in the Statements of income, the results from its subsidiaries that are related to non-controlling interest. In transactions which the Company purchases additional interest from non-controlling shareholders, the difference between the amount paid and the interest acquired is recorded in shareholders’ equity. Gains or losses on sales to non-controlling shareholders are also recorded in equity, unless the disposal of this interest do not represent a loss of control.
Balances and transactions eliminated on consolidation
Intra-group balances and transactions, including any unrealized gains or losses arising from intra-group transactions, are eliminated in the consolidation process. Unrealized losses are eliminated only to the extent that there is no evidence of impairment.
b.Business combination
Business combinations are recorded using the acquisition method when the acquired set of assets meets the definition of a business and control is transferred to the Group. In determining whether a set of activities and assets constitutes a business, Inter assesses whether the acquired set includes at least one substantive input and process that together contribute significantly to the ability to generate future results.
The consideration transferred is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill arising from the transaction is tested annually for impairment. Gains on a bargain purchase are recognized immediately in profit or loss. Transaction costs are recorded in profit or loss as incurred, except for costs related to the issuance of debt or equity instruments.
The consideration transferred does not include amounts relating to payments from pre-existing relationships. These amounts are generally recognized in the Statements of income. Any contingent consideration payable is measured at its fair value at the acquisition date. If the contingent consideration is classified as an equity instrument, it is not remeasured and the settlement is recorded in equity. The remaining contingent consideration is remeasured at fair value at each reporting date and subsequent changes in fair value are recorded in the Statements of income.
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

Form 20F 2026 FY2025	F-18

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
The foreign currency differences generated in the translation into the presentation currency are recognized in other comprehensive income. If the subsidiary is not a wholly owned subsidiary, the corresponding portion of the translation difference is attributed to the non-controlling shareholders.
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
•Amortized cost (AC);
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

Form 20F 2026 FY2025	F-19

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
Classification
Based on these factors, the Group applies the following criteria for each classification category:
Amortized Cost
•Assets managed to obtain cash flows consisting only of payments of principal and interest (SPPI Test);
•Initially recognized at fair value plus transaction costs;
•Subsequently measured at amortized cost, using the effective interest rate;
•Interest, including the amortization of premiums and discounts, is recognized in the Statements of Income under the line item Interest income calculated using the effective interest method.
Financial Assets at Fair Value Through Other Comprehensive Income
•Assets managed both to obtain cash flows consisting only of payments of principal and interest (SPPI Test) and from sale;
•Initially recognized at fair value plus transaction costs and subsequently measured at fair value;
•Interest income is recognized in the Statements of Income using the effective interest rate under the line item Interest income calculated using the effective interest method;
•Expected credit losses are recognized in the Statement of income; and
•Unrealized gains and losses (except expected credit losses, currency rate differences, dividends and interest income) are recognized, net of applicable taxes, as other comprehensive income under the line item financial assets at FVOCI - net change in fair value.
Financial Assets at Fair Value Through Profit or Loss
•Financial assets that do not meet the classification criteria of other categories, or that are designated at initial recognition as fair value through profit or loss.
•Initially recognized and subsequently measured at fair value;
•Transaction costs are recorded directly in the Statements of income; and
•Gains and losses arising from changes in fair value are recognized in the Statements of income under the heading "Income from derivative financial instruments" or "Income from securities."
Recognition and discharge
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

Form 20F 2026 FY2025	F-20

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
Equity Instruments
An equity instrument is any contract proving a residual interest in the assets of an entity, after deducting all its liabilities, such as Shares and Quotas.
The Group measures all its equity instruments held at fair value through profit or loss. Gains and losses on equity instruments measured at fair value through profit or loss are recorded in the Statements of income.
Effective Interest Rate
The effective interest rate is determined at the time of initial recognition of financial assets and liabilities. It is the rate that equalizes the present value of all receipts and payments over the contractual term of the financial asset or liability to its appropriate book value.
To calculate the effective interest rate, the Group estimates cash flows taking into account all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all commissions paid or received between the parties to the contract, transaction costs and all other premiums or discounts.
Income from financial instrument transactions is reflected based on the calculation of the effective interest rate, applied to the gross book value of the financial asset.
Fair value
Fair value is the price that would be received for the sale of an asset or that would be paid by the transfer of a liability in an orderly transaction between market participants at the measurement date.
Details on the fair value of financial instruments as well as on the fair value hierarchy are presented in note nº 7.
Expected Credit Loss
The Group prospectively assesses the expected credit loss associated with financial assets measured at amortized cost or fair value through other comprehensive income.
The provision for expected credit loss is recognized at each balance sheet date, and an expense is recognized in the Statements of income.
In the case of financial assets measured at fair value through other comprehensive income, the Group recognizes the provision for credit losses expense in the Statements of income and adjusts the fair value gains or losses recognized in other comprehensive income in equity.
Measurement of Expected Credit Loss
To measure expected credit loss, the following criteria are used:
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

Form 20F 2026 FY2025	F-21

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
At each reporting date, the Group estimates the expected loss of its credit portfolio. Expected loss is calculated using the following inputs: probability of default (PD), loss given default (LGD) and exposure to default (EAD):
•Probability of default (PD): The PD parameter indicates the probability of a customer defaulting within a given period of time calculated by internal assessment models. The PD is calculated taking into account the risk equivalent to a 12-month horizon, the risk associated with the total remaining term of the operation, or a 100% probability of default;
•Loss given default (LGD): The LGD expresses the percentage of loss in case of default, considering recovery efforts. The calculation is carried out taking into account the characteristics of the financial asset, as well as its guarantees and/or other relevant credit related characteristics; and
•Exposure to default (EAD): EAD is the expected value of the Group's exposure to customers at default which is used in estimating the expected loss. In the case of commitments or financial guarantees provided, the EAD incorporates the expected drawdown of these commitments or guarantees at the date of default.
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
In the event that the credit risk increases or decreases, the financial instrument may be transferred to stages 2 and 3 (high risk), or return to stage 1 (low risk) in the event it no longer presents credit impairment problems or it has been bought/originated with signs of impairment.
Finally, in order to incorporate the macroeconomic perspectives that might affect the financial conditions of the portfolio, a correction factor based on a macroeconomic model is used; it considers the main market indicators: Interbank deposit rate (DI), broad national consumer price index (IPCA), gross domestic product (PIB) and minimum wage.

Form 20F 2026 FY2025	F-22

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
The probability of default of each product group is calibrated using a multiplier, which contemplates the forecasts for the variables mentioned above, with variations that represent a base scenario and a market stress scenario. The forecasts of the macroeconomic variables used are obtained by means of a study by the Research department of Inter, in addition to the evaluation of external forecasts.
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
When there is no reasonable expectation of recovering a financial asset (generally when customers are overdue by more than 360 days or when the Group has been notified of the customer's death), a full write-down is carried out simultaneously with the reversal of the respective provision for expected loss, without a net impact on profit or loss. Subsequent recoveries of these amounts are recorded as gains in the Statements of income, under the heading Impairment of Financial Assets.
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
Write-off and Modification of Financial Liabilities
The Group removes a financial liability from its balance sheet when it is extinguished, that is, when the obligation specified in the contract is amortized, settled, withdrawn, or cancelled. A change in the debt instrument or a substantial modification of the terms of a financial liability results in the removal of the original financial liability and the recognition of a new one.
iii. Derivatives
Derivatives are financial contracts whose value depends on one or more underlying assets or indices specified in the instrument. The main types used include: swaps, forward contracts, futures, options, and combinations of these instruments.
Financial instruments are measured at their fair value, which results in positive adjustments (gains) or negative adjustments (losses), also known as mark-to-market (MTM). These adjustments are recorded as assets when positive and as liabilities when negative.
The notional value represents only the basis for calculating cash flows and is recorded in off-balance sheet accounts.
Derivatives are used to protect the Group against various market risks, including interest rate risk, credit risk, inflation risk, exchange rate risk, as well as exposures related to commodities, stocks and certain indices.

Form 20F 2026 FY2025	F-23

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
Finally, it is worth mentioning that all derivative instruments are classified at fair value through profit or loss, except those that form part of formally designated hedging relationships, as presented in note 11.
iv. Accounting Hedge
The Group has chosen to continue applying the hedging requirements set out in IAS 39 – Financial Instruments: Recognition and Measurement as of December 31, 2025. However, it may adopt the requirements of IFRS 9 – Financial Instruments in future periods.
According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes, and depending on the nature of the hedged item, the method of recognizing fair value gains or losses will differ. All of the following conditions must be met for qualification as a hedge accounting instrument:
•At the inception of the hedge, there is a formal designation and documentation of the hedged instrument and object reflecting the group's risk management strategy;
•The hedge accounting must be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk;
•The effectiveness of the hedge must be reliably measured, ensuring that the fair value or cash flows of the hedged item adequately reflect the risk exposure. This effectiveness is monitored continuously over time and throughout all the periods for which it was designated.
There are three possible types of hedging based on IAS 39, as follows:
Fair Value Hedge
Inter&Co's fair value hedging strategies aim to protect exposure to changes in fair value, specifically in interest receipts related to recognized assets. The hedged item is adjusted to fair value, as are the derivatives contracted to protect them. Gains and losses from hedging instruments and hedged items are recognized simultaneously in profit or loss, reducing accounting volatility.
Cash Flow Hedge
Financial instruments classified in this category aim to reduce exposure to future changes in interest rates and exchange rates. The effective portion of the appreciations or depreciations of these instruments is recognized in a separate equity account, net of tax effects, and is only transferred to profit or loss in two situations: (i) in case of ineffectiveness of the hedge; or (ii) upon realization of the hedged item. The ineffective portion is recognized directly in the profit or loss.
Hedge of net investment in a foreign subsidiary
The financial instruments classified in this category aim to reduce exposure to exchange rate variations of investments abroad, whose functional currency is different from the national currency, which impacts the organization's profit or loss. The effective portion of the appreciations or depreciations of these instruments is recognized in a separate equity account, net of tax effects, and is only transferred to profit or loss in two situations: (i) ineffectiveness of the hedge; or (ii) in the sale or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in a profit or loss account.
Derivatives are used to protect the Group against various market risks, including interest rate risk, credit risk, inflation risk, exchange rate risk, as well as exposures related to commodities, stocks, and certain indices. Finally, it should be mentioned that all derivative instruments are classified at fair value through profit or loss, except those that form part of formally designated hedging relationships, as presented in Note 11.

Form 20F 2026 FY2025	F-24

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
iv. Loan Commitments and Financial Guarantees
Loan commitments and financial guarantees are initially recognized at fair value. Subsequently this fair value is amortized over the life of the contract. If the Group concludes that the expected credit loss in respect of the contract is higher than the initial fair value less accumulated amortization, the contract is measured at the expected credit loss amount.
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
Gains and losses on the sale of property and equipment (calculated as the difference between the proceeds from the sale and the carrying value of property and equipment) are recorded in the Statements of income.
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
The estimated useful lives of items of property and equipment are as follows:

Description	Estimated useful lives

Buildings, furniture and equipment	10 years
Data processing system and point of sales	5 years
The depreciation methods, the useful lives and the residual values are reviewed at each reporting date and adjusted if appropriate.

Form 20F 2026 FY2025	F-25

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
h.Intangible assets
Goodwill
Goodwill results from the acquisition of subsidiaries and represents the excess of the value of: (i) consideration transferred; (ii) the value of the non-controlling interest in the acquired company; and (iii), in a business combination carried out in stages, the fair value of the equity interest previously held by Inter&Co in the company, over the fair value of the identifiable net assets acquired.
Goodwill is not amortized, but it is assessed annually for impairment losses.
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
Amortization methods and useful lives are reviewed at each fiscal year end and adjusted as applicable.
i.Impairment of non-financial assets
The procedure adopted for identifying indications of impairment of non-financial assets aims to ensure that the carrying amounts reflected in the financial statements are aligned with the recoverable amount of the assets.

Form 20F 2026 FY2025	F-26

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
The analysis encompasses non-financial assets and is conducted through a periodic assessment, performed at least annually, in accordance with applicable requirements, aimed at identifying any indicators of impairment. This assessment includes aspects related to the asset's use, performance, suitability for its intended purpose, and conditions that may impact the expectation of future economic benefits. Whenever relevant indications are identified, the asset is subjected to an impairment test.
After the assessments are completed, the effects of the recoverability test are duly recorded in the accounting records and disclosed in the financial statements.
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
Contingent liabilities are:
•A possible obligation arising from past events and whose existence may only be confirmed by the occurrence of one or more uncertain future events not fully within the Group’s control
•A present obligation stemming from past events that is not recognized because;
◦It is not probable that an outflow of resources encompassing economic benefits shall be required in order to settle the obligation; or
◦The amount of the obligation cannot be measured with sufficient certainty.
The provisions are measured at the best estimate of the disbursement required to settle the present obligation at the balance sheet date, considering:
◦The risks and uncertainties involved;
◦Where relevant, the financial effect produced by the discounted present value of future cash flows required to settle the obligation; and
◦Future events that may change the amount required to settle the obligation.
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

Form 20F 2026 FY2025	F-27

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
Share-based remuneration arrangements, settleable in shares
The fair value at the grant date of share-based compensation agreements granted to employees is recognized as an expense, with a corresponding increase in shareholders’ equity, during the period in which employees unconditionally acquire the right to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which there is an expectation that service and performance conditions will be met, in such a way that the final value recognized as an expense is based on the number of awards actually meeting the conditions of service and performance on the vesting date.
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
Deferred taxes
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for taxation purposes. The tax benefit of tax loss carryforwards is recognized only when it is probable that future taxable profits shall be generated in sufficient amounts to allow it to be realized. Income tax and social contribution expenses are recognized in the Statements of income, unless related to the valuation of financial instruments at FVOCI when these are recognized in other comprehensive income.
m.Interest
Interest income and expenses are calculated using the effective interest method for all financial instruments.
Changes in the fair value of derivative financial instruments that qualify for fair value hedging of interest rates are recorded as interest income or expense in the same line item in which changes in the fair value of the hedged items are recorded.
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

Form 20F 2026 FY2025	F-28

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
•Step 4 - Allocate the transaction price to the performance obligations in the contract based on their stand-alone selling price. The stand-alone selling price of the service is the price at which the Group would sell a service separately to a customer on a segregated basis. The best evidence of a stand-alone selling price is the observable price of a service when the Group sells that service separately under similar circumstances and to similar customers. If the service is not sold to a customer separately, the stand-alone selling price is estimated using an appropriate method. When estimating a stand-alone selling price, all information (including market conditions) that is available is considered and the use of observable data is maximized; and
•Step 5 - Recognize revenue when (or as) the entity satisfies a performance obligation (i.e. the service is effectively rendered).
The Group's main services and fees revenues are
•Interchange fees: are commission income from card transactions carried out by customers with cards issued by the Group. The performance obligation is satisfied when the transaction is made. The transaction price is pre-defined percentage of the total payment made using the card;
•Asset management (management of third party resources): management and performance fees. Management fees are recognized as the service is performed in each year. The performance fees are variable and are recognized at the end of each performance period when it is highly probable that a significant reversal will not subsequently occur;
•Bank fees: are primarily related to account opening fees and fees charged for interbank transfers made by Inter account holders, and are recognized when the services are provided. The transaction price is the contractual amount; and
•Commission and intermediation: revenues relate to the intermediation of the sale of products and services. Revenues are recognized when the service of intermediation is performed at which point the performance obligation is satisfied. The transaction price is the contractual amount which, generally, is a percentage of the sale value.
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
As a lessor
The Group does not have significant leases as a lessor.
At the inception of a contract, the Group evaluates whether a contract is or contains a lease. A contract is or contains a lease, if the contract transfers the right to control the use of an identified asset for a given period of time in return for compensation.

Form 20F 2026 FY2025	F-29

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
As lessee
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
The lease liability is measured at amortized cost, using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Inter estimate of the amount expected to be payable under a residual value guarantee, if Inter changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.
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

Form 20F 2026 FY2025	F-30

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
5.Operating segments
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
c.Insurance Brokerage
This segment offers insurance products underwritten by insurance companies with which Inter has an agreement (‘partner insurance companies’), including life, property and automobile insurance and pension products, as well as consortium products provided by a third party with whom Inter has a commercial agreement. The income from brokerage commissions, net of estimated cancellations, is recognized in the Statements of Income when services are provided, that is, when the performance obligation is fulfilled upon sale to the customer.
d.Inter Shop
This segment includes sales of goods and/or services to Inter’s clients through our digital platform in partnership with other companies; in addition to the initiative to offer BNPL (Buy Now Pay Later) operations to customers. The segment income basically comprises commissions received for sales and/or for the rendering of these services.
Segment information

Form 20F 2026 FY2025	F-31

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025

	As of for the year ended December 31, 2025
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	8,493,406	23,530	—	88,984	8,605,920	67,518	(34,962)	8,638,477
Interest expenses	(6,071,168)	(17,812)	—	—	(6,088,980)	(23,358)	135,210	(5,977,127)
Income from securities, derivatives and foreign exchange	3,363,378	93,190	11,375	60,021	3,527,964	309,129	(224,624)	3,612,469
Net interest income and income from securities, derivatives and foreign exchange	5,785,616	98,908	11,375	149,005	6,044,904	353,289	(124,376)	6,273,819

Net revenues from services and commissions	1,319,900	159,400	281,415	234,429	1,995,144	77,220	(64,269)	2,008,095
Expenses from services and commissions	(72,380)	(2)	(99,158)	(10,501)	(182,043)	(159)	—	(182,202)
Other revenues	301,501	188	41,037	34,517	377,243	204,435	(280,452)	301,226
Revenues	7,334,637	258,494	234,669	407,450	8,235,250	634,785	(469,097)	8,400,938

Impairment losses on financial assets	(2,412,372)	(321)	—	—	(2,412,693)	(3,660)	—	(2,416,353)
Administrative expenses	(2,048,945)	(89,889)	(17,012)	(72,330)	(2,228,176)	(26,964)	54,536	(2,200,604)
Personnel expenses	(821,938)	(82,257)	(26,350)	(61,795)	(992,340)	(107,670)	9,677	(1,090,333)
Tax expenses	(460,614)	(21,211)	(26,929)	(49,211)	(557,965)	(170,769)	—	(728,734)
Depreciation and amortization	(317,876)	(6,106)	(2,492)	(11,249)	(337,723)	(3,004)	—	(340,727)
Profit before income tax	1,272,892	58,710	161,886	212,865	1,706,353	322,718	(404,884)	1,624,187

Income tax	(81,143)	(17,473)	(53,705)	(74,275)	(226,596)	(270)	—	(226,866)

Profit for the year	1,191,749	41,237	108,182	138,589	1,479,757	322,448	(404,884)	1,397,321

Total assets	96,813,106	887,911	404,279	792,270	98,897,566	4,958,428	(5,244,476)	98,611,518
Total liabilities	88,927,374	436,771	154,114	688,430	90,206,689	1,146,080	(3,134,213)	88,218,556
Total equity	7,885,732	451,140	250,165	103,840	8,690,877	3,812,348	(2,110,263)	10,392,962

Form 20F 2026 FY2025	F-32

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025

	As of for the year ended December 31, 2024
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	4,985,979	11,400	—	82,275	5,079,654	66,397	(6,838)	5,139,213
Interest expenses	(3,360,985)	(11,772)	—	—	(3,372,757)	(5,769)	66,888	(3,311,638)
Income from securities, derivatives and foreign exchange	2,510,861	92,745	4,165	33,435	2,641,206	48,937	(60,974)	2,629,169
Net interest income and income from securities, derivatives and foreign exchange	4,135,855	92,373	4,165	115,710	4,348,103	109,565	(924)	4,456,744

Net revenues from services and commissions	1,236,722	135,281	196,399	178,720	1,747,122	35,579	(29,421)	1,753,280
Expenses from services and commissions	(73,881)	—	(58,854)	(10,685)	(143,420)	(10)	—	(143,430)
Other revenues	348,005	28,027	46,671	38,356	461,059	209,846	(337,334)	333,571
Revenues	5,646,701	255,681	188,381	322,101	6,412,864	354,980	(367,679)	6,400,165

Impairment losses on financial assets	(1,797,731)	—	—	—	(1,797,731)	(1,721)	—	(1,799,452)
Administrative expenses	(1,606,421)	(73,573)	(9,554)	(55,767)	(1,745,315)	(32,256)	8,516	(1,769,055)
Personnel expenses	(732,862)	(75,396)	(23,479)	(49,825)	(881,562)	(77,106)	20,907	(937,761)
Tax expenses	(306,839)	(17,538)	(20,910)	(56,193)	(401,480)	(75,557)	—	(477,037)
Depreciation and amortization	(190,890)	(6,123)	(1,756)	(9,750)	(208,519)	(310)	—	(208,829)
Income from equity interests in associates	(2,480)	—	—	—	(2,480)	—	—	(2,480)
Profit before income tax	1,009,478	83,051	132,682	150,566	1,375,777	168,030	(338,256)	1,205,550

Income tax	(82,444)	(26,049)	(41,618)	(89,541)	(239,652)	6,943	—	(232,709)

Profit for the year	927,034	57,002	91,064	61,025	1,136,125	174,973	(338,256)	972,841

Total assets	75,189,468	834,510	339,776	566,010	76,929,764	2,240,421	(2,711,755)	76,458,430
Total liabilities	67,353,349	407,083	148,221	558,571	68,467,224	829,357	(1,910,458)	67,386,123
Total equity	7,836,119	427,427	191,555	7,439	8,462,540	1,411,064	(801,297)	9,072,307

Form 20F 2026 FY2025	F-33

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025

	As of for the year ended December 31, 2023
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
6.Financial risk management
The Group's risk management encompasses credit, market, liquidity, and operational risks. Risk management activities are carried out by independent and specialized structures, according to pre-defined policies and strategies, with the objective of identifying, measuring, monitoring, mitigating, and controlling exposure to financial and non-financial risks to which Inter is subject.
The model adopted by the Group is organized through governance bodies and committees supported by appropriate methodologies, models, and tools, seeking to ensure, among other things:
•    Segregation of duties and independence between business and control areas;
•    A dedicated risk management unit responsible for monitoring and reporting to the relevant authorities;
•Formalized management processes, with defined responsibilities and information flows;
•Clear norms, a structure of competencies and levels of authority compatible with the complexity of the operations;
•Defined limits and margins, aligned with risk appetite and strategic guidelines; and
•Adopting best market practices, seeking continuous improvement in management effectiveness.
a.Credit risk
Credit risk is defined as the possibility of losses associated with the borrower's or counterparty's failure to meet their respective financial obligations under the agreed terms, or the devaluation of a credit contract resulting from an increased risk of default by the borrower, among other factors.

Form 20F 2026 FY2025	F-34

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
Financial instruments subject to credit risk undergo rigorous credit assessment prior to contracting, as well as throughout the term of the respective transactions. Credit analyses are based on the borrower's (or counterparty's) economic and financial capacity, behavior, including payment history, credit reputation, and the terms and conditions of the respective credit transaction, including terms, rates, and guarantees.
Loans and advances to customers, as presented in explanatory note 12, are mainly represented by operations of:
•    Credit card: credit transactions related to credit card limits, mostly without attached guarantees;
•    Business loans: working capital operations, receivables, discounts and loans in general, with or without collateral;
•Real estate loans: loan and financing operations secured by real estate, with attached collateral;
•Personal loans: loan and payroll deduction card transactions, personal loans with and without collateral; and
•Agribusiness loans: Financing operations for the costs of rural production, investment, marketing and/or industrialization granted to rural producers, with or without collateral.
Mitigation of Exposure
In order to maintain exposures within the risk levels established by senior management, Inter&Co adopts measures to mitigate credit risk. Credit risk exposure is mitigated through the structuring of guarantees, adapting the level of risk to be incurred to the characteristics of the guarantees provided at the time of granting. Risk indicators are continuously monitored, and proposals for alternative mitigation methods are evaluated whenever the credit risk exposure behavior of any unit, region, product, or segment so requires. Additionally, credit risk mitigation occurs through product repositioning and adjustments to operational processes or transaction approval levels.
Credit standards guide operational units and encompass, among other aspects, the classification, requirements, selection, evaluation, formalization, control, and reinforcement of guarantees, aiming to ensure the adequacy and sufficiency of mitigating instruments throughout the loan cycle.
In 2025, there were no material changes in the nature of credit risk exposures, how they arise, or the Group's objectives, policies, and processes for managing them, although Inter&Co will continue to improve its internal risk management processes.
i.Concentration by economic sector
Below is presented the concentration by economic sector related to loans and advances to customers:

	12/31/2025	12/31/2024
Industries	2,080,490	1,612,420
Construction	1,658,824	1,341,976
Trade	1,385,398	1,125,596
Administrative activities	785,016	274,894
Agriculture	406,577	378,690
Financial activities	69,220	52,490
Other segments (a)	1,365,293	1,774,595
Business clients	7,750,818	6,560,661
Individual clients	40,500,362	29,035,632
Total	48,251,180	35,596,293

(a) Mainly refers to real estate activities, communication services, transport, storage and mailing.

Form 20F 2026 FY2025	F-35

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
During the current fiscal year, the Company's Management conducted a comprehensive review of the criteria used for classification and presentation of concentration by economic sector within the corporate client portfolio. This analysis aimed to enhance the quality and relevance of information disclosed to investors and other users of the financial statements.
As a result of this review, Management identified that certain corporate receivables portfolios were being incorrectly included in the presentation of credit portfolio concentration by economic sector. Although these receivables originate from relationships with corporate entities, they do not constitute credit operations per se, having distinct characteristics, risk profiles, and management models from the traditional credit portfolio.
Reclassification in the amount of R$7,204,273 as of December 31, 2024, more accurately reflects the Company's actual exposure to different economic sectors within credit operations, providing greater transparency and comparability of information. This reclassification does not impact consolidated asset amounts or any financial results, representing exclusively an improved presentation of risk concentration information.
The comparative amounts for the prior year, of R$6,560,661, have been reclassified to ensure methodological consistency.
ii.Concentration of the portfolio
Below is presented the concentration of credit risk related to loans and advances to customers:

	12/31/2025		12/31/2024
	Balance	% on Loans and advances to customers	Balance	% on Loans and advances to customers
Largest debtor	184,344	0.38%	123,456	0.35%
10 largest debtors	1,014,930	2.10%	964,974	2.71%
20 largest debtors	1,540,450	3.19%	1,520,889	4.27%
50 largest debtors	2,477,816	5.14%	2,378,545	6.68%
100 largest debtors	3,383,310	7.01%	3,181,258	8.94%
Measurement
The measurement of credit risk the Group is carried out considering the following:
•At the time of granting credit, an assessment of the Customer's financial situation is carried out through the application of qualitative and quantitative methods, in order to support the adequacy of the proposed risk exposure;
•The assessment is performed at the counterparty level, considering information on collateral, when applicable. Credit risk exposure is also measured in extreme scenarios, using stress techniques and analysis of macroeconomic conditions, considering Brazilian interest rates, unemployment rates, inflation rates, and economic activity index;
•The models used to determine the internal rating of customers and loans are periodically reviewed to ensure they reflect the expected loss expectations, as detailed in explanatory note 12. The estimate of expected losses on financial assets is divided into three categories (stages):
•Stage 1: financial assets that have not shown a significant increase in credit risk;
•Stage 2: financial assets that have shown a significant increase in credit risk; and

Form 20F 2026 FY2025	F-36

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
•Stage 3: financial assets that have shown indications that they will not be fully honored under the originally agreed terms, or that are involved in bankruptcy proceedings, judicial reorganization, debt restructuring, or that require the execution of guarantees, and are therefore characterized as problematic assets.
•Payment delays in portfolios are monitored to identify trends or changes in credit behavior and allow for the adoption of mitigating measures when necessary;
•Expected credit loss reflects the risk level of loans and allows for monitoring and controlling the portfolio's exposure level and the adoption of risk mitigation measures;
•Expected credit loss is a forecast of the risk levels of the loan portfolio. Its calculation is based on the historical payment behavior and the portfolio's distribution by product and risk level. This is a fundamental contribution to the process of setting prices for loans and advances to customers;
•In addition to monitoring and measuring indicators under normal conditions, simulations of changes in the business environment and economic scenario are also carried out in order to predict the impact of such changes on risk exposure levels, provisions and the balance of these portfolios, and to support the process of reviewing exposure limits and credit risk policy; and
•Expected losses are calculated by multiplying the credit risk parameters, as follows:
◦Probability of Default (PD): this refers to the probability of the client defaulting on their agreed obligations, according to internal evaluation models based on statistical methodologies. These models consider client behavior, internal ratings, business segments, product characteristics and warranties, as well as financial information and qualitative analyses from experts;
•Loss Given Default (LGD): this refers to the percentage of loss relative to exposure in cases of default events, considering recovery efforts. Internal evaluation models are based on statistical methodologies that take into account the characteristics of the operation, such as product and warranty; and
•Exposure at Default (EAD): this refers to the book value of the exposure at the time the expected loss is estimated. In the case of credit commitments or receivables to be released, the EAD will include the expected value of converting these amounts into exposure on the part of the customers.
b.Description of guarantees
Potential losses related to financial instruments are mitigated by the use of various types of real guarantees, formalized through legal instruments. The evaluation/re-evaluation of the effectiveness of the guarantees is carried out at least once every twelve months, considering the characteristics of the asset given as collateral, its market value, and the legal security of the contracts.
The main forms of collateral are: term deposits; financial investments and securities; residential and commercial real estate and vehicles, including commercial instruments such as promissory notes, checks and credit card invoices. Among the guarantees and sureties, bank guarantees stand out.
Payroll loans, substantially represented by payroll-deducted credit cards and personal loans, are deducted directly from borrowers' pensions, income, or salaries and settled directly by the entity responsible for making these payments (a private company or government agency). Credit cards generally do not have collateral.

Form 20F 2026 FY2025	F-37

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
Guarantees of real estate loans and financing
Real Estate Loan Portfolio Guarantees are substantially constituted by the financed property. The following table demonstrates the value of loans secured by real estate, segregated by Loan to Value (LTV). LTV is the ratio between the carrying amount of a loan and the value of the financed asset. A higher LTV may signal greater risk for the lender, as it indicates a lower participation of the borrower's own capital in the transaction.

	12/31/2025	12/31/2024
Less than or equal to 30%	2,565,053	1,680,479
Greater than 30% and less than or equal to 50%	4,432,991	3,384,141
Greater than 50% and less than or equal to 70%	6,646,170	4,552,068
Greater than 70% and less than or equal to 90%	2,415,905	1,375,696
Greater than 90%	134,603	257,803
	16,194,722	11,250,187
c.Liquidity risk
Liquidity risk represents the possibility that the Group may not be able to efficiently meet its financial obligations, whether expected or unexpected, including obligations arising from guarantees granted and extraordinary redemptions by clients. This risk also covers scenarios in which Inter&Co may face difficulties in negotiating the sale of assets at market prices, either due to the significant volume relative to usual transactions, or due to market disruptions or dysfunctions.
Liquidity risk is managed institutionally through a governance structure, with responsibilities clearly distributed among the Board of Directors, the Assets and Liabilities Committee (ALCO), the Risk Committee, and the Risk Management Officer (CRO). The latter has the specific responsibility of continuously monitoring and tracking liquidity risk.
The risk management structure operates independently and proactively, aiming to continuously monitor liquidity indicators and prevent any extrapolation of established limits. Management comprehensively covers Inter&Co's cash inflows and outflows, allowing for the timely implementation of mitigation actions when necessary.
Liquidity risk monitoring is performed daily, with follow-up conducted periodically by the Assets and Liabilities Committee (ALCO), which systematically evaluates available liquidity risk information, including:
•Mismatch between assets and liabilities;
•Concentration of the 10 largest investors;
•Net Funding;
•Liquidity limits;
•Maturity forecast;
•Stress tests based on internally defined scenarios;
•Liquidity contingency plans;
•Monitoring of Liquidity Ratio; and
•Reports with information on positions held by Inter and its subsidiaries.

Form 20F 2026 FY2025	F-38

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
The structure considers the internal and external factors that impact the Group's liquidity, carrying out detailed daily monitoring of incoming and outgoing movements of loans and advances to customers, Term Deposits, Savings, Agribusiness Credit Notes (LCA), Real Estate Notes with Real Guarantee (LCI), Guaranteed Real Estate Notes (LIG), Financial Letter (LF) and Demand Deposits.
The group observes and utilizes the information presented on note 6.d as a component for monitoring liquidity risk.
As of December 31, 2025, there were no material changes in the nature of liquidity risk exposures, monitoring methodology, internal policies, or the Group's processes for managing them.
d.Analyses of financial instruments by remaining contractual term
The table below presents the projected future realizable value of the Company’s financial assets and liabilities by contractual term:

		Current			Non-Current		Total	Total
	Note	1 to 30 days	31 to 180 days	181 to 365 days	1 to 5 Years	Over 5 years	12/31/2025	12/31/2024
Financial assets
Cash and cash equivalents	8	3,801,513	—	—	—	—	3,801,513	1,108,394
Amounts due from financial institutions, net of provisions for expected credit losses	9	4,600,218	—	—	—	—	4,600,218	6,194,960
Deposits at Central Bank of Brazil		7,867,658	—	—	—	—	7,867,658	5,285,402
Securities, net of provisions for expected credit losses	10	612,626	1,602,869	3,120,725	15,945,794	7,728,309	29,010,323	23,899,551
Derivative financial assets	11	55,195	2,806	914	—	—	58,915	563
Loans and advances to customers, net of provisions for expected credit losses	12.a	1,256,767	5,864,069	9,408,528	8,329,862	20,391,878	45,251,104	33,327,355
Other assets (a)	15	—	162,091	—	120,238	369,479	651,808	513,081
Total		18,193,977	7,631,835	12,530,167	24,395,894	28,489,666	91,241,539	70,329,306

Financial liabilities
Deposits from customers (b)	16	19,882,715	2,714,755	5,222,151	27,063,463	—	54,883,084	42,803,229
Deposits from banks	17	14,517,220	21,412	47,072	—	—	14,585,704	11,319,577
Securities issued	18	287,004	2,788,361	2,213,720	7,772,061	1,065,998	14,127,144	9,890,219
Derivative financial liabilities	11	4,149	48,538	271	1,156	—	54,114	70,048
Borrowing and on-lending	19	—	—	285,089	532,054	352	817,495	128,924
Other liabilities (c)	22	—	—	4,633	113,917	—	118,550	113,690
Total		34,691,088	5,573,066	7,772,936	35,482,651	1,066,350	84,586,091	64,325,687

Asset/Liability Difference (d)		(16,497,111)	2,058,769	4,757,231	(11,086,757)	27,423,316	6,655,448	6,003,619

(a) Other financial assets consist substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”), to Wiz Soluções e Corretagem de Seguros SA (“Wiz”) on May 8, 2019, advance payment on a foreign exchange contract, commissions and bonuses receivable, and premium or discount on a financial asset transfer transaction;
(b) Overall, the CDB (time deposit) are issued with early liquidity clause, then the client (counterparty) could redeem it anytime until the final maturity. For disclosure purpose, the CDBs are allocated according to the remaining days until the maturity. Therefore, for risk management purpose under both market risk and liquidity risk, it is considered a methodology (behavior statistic model) which is focused on allocating the positions (CDB) at a more probable maturity;
(c) Composed of financial liabilities from leases, as per explanatory note 22.b; and
(d) The mismatches observed arise from the different characteristics and contractual terms of the financial assets and liabilities, and do not necessarily represent limitations on the Group's effective liquidity position.
The group observes and utilizes this information as a component for monitoring liquidity risk.

Form 20F 2026 FY2025	F-39

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
e.Financial assets and liabilities using a current/non-current classification
The table below represents the Group’s current financial assets (realized within 12 months of the reporting date), non-current financial assets (realized more than 12 months after the reporting date) and current financial liabilities (it is due to be settled within 12 months of the reporting date) and non-current financial liabilities (is due to be settled more than 12 months after the reporting date):

		12/31/2025
	Note	Current	Non-current	Total
Assets
Cash and equivalents	8	3,801,513	—	3,801,513
Amounts due from financial institutions, net of provisions for expected credit losses	9	4,600,218	—	4,600,218
Deposits at Central Bank of Brazil		7,867,658	—	7,867,658
Securities, net of provisions for expected credit losses	10	5,336,220	23,674,103	29,010,323
Derivative financial assets	11	58,915	—	58,915
Loans and advances to customers, net of provisions for expected credit losses	12	16,529,364	28,721,740	45,251,104
Other assets (a)	15	162,091	489,717	651,808
Total		38,355,979	52,885,560	91,241,539

Liabilities
Deposits from customers (b)	16	27,819,621	27,063,463	54,883,084
Deposits from banks	17	14,585,704	—	14,585,704
Securities issued	18	5,289,085	8,838,059	14,127,144
Derivative financial liabilities	11	52,958	1,156	54,114
Borrowings and on-lending	19	285,089	532,406	817,495
Other liabilities (c)	22	4,633	113,917	118,550
Total		48,037,090	36,549,001	84,586,091

(a) Other financial assets consist substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”), to Wiz Soluções e Corretagem de Seguros SA (“Wiz”) on May 8, 2019, advance payment on a foreign exchange contract, commissions and bonuses receivable, and premium or discount on a financial asset transfer transaction;
(b) Overall, the CDB (time deposit) are issued with early liquidity clause, then the client (counterparty) could redeem it anytime until the final maturity. For disclosure purpose, the CDBs are allocated according to the remaining days until the maturity. Therefore, for risk management purpose under both market risk and liquidity risk, it is considered a methodology (behavior statistic model) which is focused on allocating the positions (CDB) at a more probable maturity; and
(c) Composed of financial liabilities from leases, as per explanatory note 22.b.

Form 20F 2026 FY2025	F-40

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025

		12/31/2024
	Note	Current	Non-current	Total
Assets
Cash and cash equivalents	8	1,108,394	—	1,108,394
Amounts due from financial institutions, net of provisions for expected credit losses	9	6,194,960	—	6,194,960
Deposits at Central Bank of Brazil		5,285,402	—	5,285,402
Securities, net of provisions for expected credit losses	10	5,379,079	18,520,472	23,899,551
Derivative financial assets	11	563	—	563
Loans and advances to customers, net of provisions for expected credit losses	12	15,686,443	17,640,912	33,327,355
Other assets	15	—	513,081	513,081
Total		33,654,841	36,674,465	70,329,306

Financial liabilities
Deposits from customers	16	25,942,634	16,860,595	42,803,229
Deposits from banks	17	11,319,577	—	11,319,577
Securities issued	18	6,427,756	3,462,463	9,890,219
Derivative financial liabilities	11	70,003	45	70,048
Borrowings and on-lending	19	111,806	17,118	128,924
Other liabilities	22	1,011	112,679	113,690
Total		43,872,787	20,452,900	64,325,687
f.Market risk
Market risk is defined as the possibility of losses resulting from fluctuations in the market values of positions held by the Institution and its subsidiaries, including the risks of transactions subject to fluctuations in exchange rates, interest rates, share prices and commodity prices.
At the Group, market risk management's main objective is to support business areas by establishing processes and implementing the necessary tools to assess and control related risks. This framework enables the measurement and monitoring of risk levels according to guidelines established by senior management.
Market risk management is monitored daily, with regular monitoring conducted by the Assets and Liabilities Committee (ALCO). Market risk controls enable analytical assessment of information and are constantly being refined. The Institution and its subsidiaries have been continually improving internal risk management and mitigation practices.
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

Form 20F 2026 FY2025	F-41

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
In line with market practices, the Group manages its risks dynamically, seeking to identify, measure, evaluate, monitor, report, control and mitigate the exposures to market risks of its own positions. One of the methods of assessing the positions subject to market risk is the Value at Risk (VaR) model. The methodology used to calculate the VaR is the parametric model with a confidence level (CL) of 99% and a holding period of twenty one days.
The value-at-risk for the Trading Book positions are as follows:

Risk factor - R$ thousands	12/31/2025	12/31/2024
IPCA Coupon (a)	5,370	13,738
Fixed rate	401	3,951
USD Coupon	5,734	2,675
Foreign currencies	18,740	28,036
Share price	70	193
Subtotal	30,314	48,593

Diversification effects (correlation)	12,270	24,539
Value-at-Risk	18,044	24,054
VaR over assets	0.02%	0.03%

(a) Price index coupon is composed of the risk factors IPCA (consumer price index calculated by IBGE - Brazilian Institute of Geography and Statistics) and IGPM (General Price Index - Market, calculated by Fundação Getulio Vargas (FGV).
The VaR of the banking portfolio are as follows:

Risk factor - R$ thousands	12/31/2025	12/31/2024
IPCA Coupon (a)	869,347	976,186
Fixed rate	74,245	116,296
TR Coupon (b)	34,499	53,790
Others	294,141	181,069
Subtotal	1,272,232	1,327,341

Diversification effects (correlation)	325,523	347,688
Value-at-Risk	946,709	979,653
VarR over assets	0.96%	1.28%

(a) Price index coupon is composed of the risk factors IPCA (consumer price index calculated by IBGE - Brazilian Institute of Geography and Statistics) and IGPM (General Price Index - Market, calculated by Fundação Getulio Vargas (FGV); and
(b) The interest rate coupon is equivalent to the Reference Rate (TR) and is one of the components that define the profitability of savings and the FGTS (Service Time Guarantee Fund).
a.Sensitivity analysis
To determinate the sensitivity of the Group's economic value to market variations, we conducted sensitivity analyses to the yield curve and prices (scenario 1), as well as adverse stress scenarios (scenarios 2 and 3). We calculated the mark-to-market (MTM) delta of assets and liabilities considering the relevant risk factors in the analyzed period. The results presented reflect aspects that would affect our positions in each scenario:
•    Scenario 1: based on market information, shocks of 1 basis point were applied to interest rates and 1% variation to prices (foreign currencies and shares);
•    Scenario 2: shocks of 25% variation were determined in the curves and market prices;
•    Scenario 3: shocks of 50% variation were determined in the curves and market prices.

Form 20F 2026 FY2025	F-42

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
A static view of the portfolio and that the dynamism of the market and the composition of the portfolio affecting these positions change continuously and do not necessarily reflect the position shown here. The Group has a process of continuous monitoring of market risk and, in the event of deterioration of position/portfolio, mitigating actions are taken to minimize possible negative effects.

Exposures - R$ thousand
Banking and Trading book	Scenarios					12/31/2025
Risk factor	Rate variation in scenario 1	Scenario 1	Rate variation in scenario 2	Scenario 2	Rate variation in scenario 3	Scenario 3
IPCA coupon (a)	increase	(5,638)	increase	(914,806)	increase	(1,648,619)
Fixed rate	increase	(4,362)	increase	(1,379,571)	increase	(2,590,233)
TR coupon (b)	increase	(511)	increase	(122,128)	increase	(208,431)
USD coupon	decrease	(46)	decrease	(8,085)	decrease	(16,369)
Others	decrease	(2,554)	decrease	(63,843)	decrease	(127,687)

(a) The IPCA is a consumer price index calculated by the IBGE (accumulated during each period); and
(b) The Reference Rate (TR) is one of the components that determine the profitability of savings accounts and the FGTS (Severance Indemnity Fund).

Exposures - R$ thousand
Banking and Trading book	Scenarios					12/31/2024
Risk factor	Rate variation in scenario 1	Scenario 1	Rate variation in scenario 2	Scenario 2	Rate variation in scenario 3	Scenario 3
IPCA coupon (a)	increase	(4,870)	increase	(834,006)	increase	(1,511,875)
Fixed rate	increase	(2,766)	increase	(988,366)	increase	(1,848,407)
TR coupon (b)	increase	(214)	increase	(56,565)	increase	(96,402)
USD coupon	decrease	(26)	decrease	(4,477)	decrease	(9,047)
Others	increase	(19)	decrease	(1,912)	decrease	(628)

(a) The IPCA is a consumer price index calculated by the IBGE (accumulated during each period); and
(b) The Reference Rate (TR) is one of the components that determine the profitability of savings accounts and the FGTS (Severance Indemnity Fund).
b.Operational risk
Policy
Inter considers the management of operational risks strategic for the success, transparency, and longevity of its business. The adoption of best practices is essential for its sustainability and growth.
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
•Inappropriate practices relating to end users, customers, products and services;
•Damage to physical assets owned or used by the institution;
•Situations that lead to the interruption of the institution's activities or the discontinuity of services provided, including payments;

Form 20F 2026 FY2025	F-43

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
•Failures in information technology (IT) systems, processes or infrastructure; and
•Failures in the execution, compliance with deadlines or management of the institution's activities, including those related to payment arrangements.
For payment activities, the clauses include:
I - failures in the protection and security of sensitive data related to both end-user credentials and other information exchanged for the purpose of carrying out payment transactions;
II - failures in the identification and authentication of the end user in a payment transaction;
III - failures in the authorization of payment transactions; and
IV - failures in initiating payment transactions.
Inter adopts the management model of the three lines of defense in light of its size, business model and risk appetite.
Operational Risk Management
The operational risk management structure, including technological and cyber risks, promotes an organizational culture focused on prevention and effective risk management. This approach encompasses a forward-looking view to anticipate future risks and a historical perspective to analyze trends and patterns of losses.
These procedures are supported by market tools, best practices based on international frameworks, a RAS (Risk Appetite Statement) approved by the Board of Directors, as well as a internal controls system, independently evaluated for their effectiveness and execution, in order to ensure compliance with the risk appetite limits defined by the Company.
7.Fair value of financial instruments
Financial instruments are classified into the following measurement categories:
•Fair value through profit or loss (FVTPL);
•Fair value through other comprehensive income (FVOCI); and
•Amortized cost.
The measurement of the fair value of a financial asset or liability is classified into one of three approaches based on the type of information used for valuation, known as fair value hierarchy levels:
•    Level 1 – Includes financial instruments whose fair values are based on quoted (unadjusted) prices in active markets for identical assets or liabilities.
An active market is one in which transactions for the measured asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
•    Level 2 – Includes assets and liabilities that do not have prices directly available in active markets, and are priced using conventional or internal models.
The methodology used for measuring financial assets and liabilities classified as "Level 2" employs observable information for the asset or liability at market: (i) quoted prices of similar items in an active market; (ii) identical items in an inactive market; or (iii) other information extracted from related markets.
•    Level 3 – Utilizes unobservable information for the asset or liability, allowing the application of internal models and techniques.

Form 20F 2026 FY2025	F-44

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
The following table presents the composition of financial instruments according to their accounting classification: fair value through profit or loss (FVPL), fair value through other comprehensive income (FVOCI), and amortized cost. It also shows the carrying amounts and fair values of the financial instruments, including their levels in the fair value hierarchy. Inter does not include fair value information for financial assets and liabilities when the carrying amount is a reasonable approximation of fair value.
a.Fair value through profit or loss (FVTPL) - Hierarchy Levels

	12/31/2025
Financial assets	Level 1	Level 2	Level 3	Fair value
Securities issued by financial institutions	—	672,512	—	672,512
Investment funds shares	258,626	280,559	—	539,185
Brazilian government securities	485,596	—	—	485,596
Bonds and shares issued by non-financial companies	—	297,752	—	297,752
Derivative financial assets	—	58,915	—	58,915
Securities issued abroad	29,148	—	—	29,148
Total	773,370	1,309,738	—	2,083,108

Financial liabilities
Derivative financial liabilities	—	54,114	—	54,114
Total	—	54,114	—	54,114

	12/31/2024
Financial assets	Level 1	Level 2	Level 3	Fair value
Brazilian government securities	432,316	32,081	—	464,397
Securities issued by financial institutions	15,987	374,000	—	389,987
Investment funds shares	199,891	93,322	—	293,213
Bonds and shares issued by non-financial companies	—	226,237	—	226,237
Derivative financial assets	—	563	—	563
Total	648,194	726,203	—	1,374,397

Financial liabilities
Derivative financial liabilities	—	70,048	—	70,048
Total	—	70,048	—	70,048
b. Fair value through other comprehensive income (FVOCI) - Hierarchy Levels

	12/31/2025
Financial instruments	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	20,298,248	—	—	20,298,248
Securities issued abroad	993,494	2,741,439	—	3,734,933
Bonds and shares issued by non-financial companies	—	581,390	—	581,390
Securities issued by financial institutions	—	107,671	—	107,671
Total	21,291,742	3,430,500	—	24,722,242

	12/31/2024
Financial instruments	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	16,183,821	—	—	16,183,821
Securities issued abroad	229,204	3,600,898	—	3,830,102
Bonds and shares issued by non-financial companies	—	33,880	—	33,880
Investment funds shares	—	706,022	—	706,022
Securities issued by financial institutions	—	158,713	—	158,713
Total	16,413,025	4,499,513	—	20,912,538

Form 20F 2026 FY2025	F-45

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
c.Financial instruments that are not measured at fair value - Hierarchy Levels
The table below shows the book and fair values of financial instruments that were not presented at fair value in the balance sheet, as well as their categorization by hierarchical levels.

	12/31/2025
Financial Assets	Level 1	Level 2	Level 3	Fair Value	Book Value
Loans and advances to customers, net of provisions for expected credit losses	—	—	45,007,406	45,007,406	45,251,104
Deposits at Central Bank of Brazil	—	—	—	7,867,658	7,867,658
Amounts due from financial institutions, net of provisions for expected credit losses	—	—	4,595,148	4,595,148	4,600,218
Cash and equivalents	—	—	—	3,801,513	3,801,513
Brazilian government securities	1,184,277	—	—	1,184,277	1,301,136
Rural product certificate	—	—	558,471	558,471	557,229
Securities issued abroad	—	405,523	—	405,523	405,523
Total	1,184,277	405,523	50,161,025	63,419,996	63,784,381

Financial Liabilities
Deposits from customers	—	54,911,778	—	54,911,778	54,883,084
Deposits from banks	—	14,585,740	—	14,585,740	14,585,704
Securities issued	—	14,174,392	—	14,174,392	14,127,144
Borrowings and on-lending	—	817,495	—	817,495	817,495
Total	—	84,489,405	—	84,489,405	84,413,427

	12/31/2024
Financial Assets	Level 1	Level 2	Level 3	Fair Value	Book Value
Loans and advances to customers, net of provisions for expected credit losses	—	—	33,078,786	33,078,786	33,327,355
Amounts due from financial institutions, net of provisions for expected credit losses	—	—	6,192,419	6,192,419	6,194,960
Deposits at Central Bank of Brazil	—	—	—	5,285,402	5,285,402
Brazilian government securities	1,047,312	—	—	1,047,312	1,189,489
Cash and equivalents	—	—	—	1,108,394	1,108,394
Rural product certificate	—	—	424,850	424,850	423,690
Total	1,047,312	—	39,696,055	47,137,163	47,529,290

Financial Liabilities
Deposits from customers	—	42,804,543	—	42,804,543	42,803,229
Deposits from banks	—	11,319,577	—	11,319,577	11,319,577
Securities issued	—	9,874,012	—	9,874,012	9,890,219
Borrowings and on-lending	—	128,924	—	128,924	128,924
Total	—	64,127,056	—	64,127,056	64,141,949
Loans and advances to customers, Loans and advances to financial institutions and Rural product certificates, net of provision: Fair value is estimated for groups of loans with similar financial and risk characteristics, net of provision. It is calculated by discounting the projected cash flows of principal and interest to maturity, using a rate proportional to the risk associated with the estimated cash flows. The assumptions related to cash flows and discount rates are determined using market-available information and credit risk assessments associated with the customers.
Required reserves at the Central Bank of Brazil and cash and cash equivalents: The carrying amount of these instruments approximates their fair value.
Brazilian government bonds: Market-quoted prices are the best indicators of the fair values of these financial instruments.

Form 20F 2026 FY2025	F-46

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
Securities and Bonds Issued Abroad: Market-quoted prices are the best indicators of the fair values of these financial instruments, and can be priced using conventional or internal models, with inputs obtained directly or constructed from observations of active markets, or even generated by statistical and mathematical models.
Other Financial Assets/Liabilities: The carrying amounts of these instruments closely approximate their fair values.
Deposits with customers, deposits with financial institutions, and issued securities: These are calculated by discounting the estimated cash flows using market interest rates.
During the fiscal year ended December 31, 2025, there were no changes in the measurement method for financial instruments that resulted in the reclassification of financial assets and liabilities between different levels of the fair value hierarchy.
8.Cash and cash equivalents

	12/31/2025	12/31/2024
Cash and cash equivalents in foreign currency	2,891,189	770,623
Cash and cash equivalents in national currency	247,183	212,573
Reverse repurchase agreements (a)	663,141	125,198
Total	3,801,513	1,108,394

(a) Refers to operations whose maturity, on the investment date, was equal to or less than 90 days and present an insignificant risk of change in fair value. Due to the short term and low volatility of these financial instruments, no provision for losses was made, since the credit risk is considered minimal and there is no expectation of significant variations in fair value until maturity.
9.Amounts due from financial institutions, net of provisions for expected credit losses

	12/31/2025	12/31/2024
Loans to financial institutions (a)	4,313,571	5,586,520
Interbank deposit investments	267,305	579,720
Interbank on-lending	20,553	33,920
Expected credit loss	(1,211)	(5,200)
Total	4,600,218	6,194,960

(a)    Refers substantially to the anticipation of receivables.

Form 20F 2026 FY2025	F-47

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
10.Securities, net of provisions for expected credit losses
a.Composition of securities net of expected credit losses:

	12/31/2025	12/31/2024
Fair value through other comprehensive income - FVOCI
Financial treasury bills (LFT)	12,088,911	10,637,587
National treasury bills (LTN)	4,405,497	1,814,818
National treasury notes (NTN)	3,803,839	3,731,416
Securities issued abroad	3,734,933	3,830,102
Commercial promissory notes	562,765	593,027
Certificates of real estate receivables	69,351	49,853
Certificates of agricultural receivables	38,320	63,141
Debentures	18,626	33,880
Investment fund shares (a)	—	158,714
Subtotal	24,722,242	20,912,538

Amortized cost
National treasury notes (NTN)	704,788	671,839
National treasury bills (LTN)	596,348	517,650
Rural product bill	557,229	423,690
Securities issued abroad	405,523	—
Subtotal	2,263,888	1,613,179

Fair value through profit or loss - FVTPL
Investment fund shares	539,184	293,216
Certificates of real estate receivables	496,569	227,337
Financial treasury bills (LFT)	483,983	451,424
Commercial promissory notes	160,728	25,069
Debentures	137,024	125,192
Certificates of agricultural receivables	122,382	83,368
Securities issued abroad	29,148	—
Bank deposit certificates	22,619	101,043
Financial bills (LF)	18,276	—
Development bills of credit	5,625	—
Agribusiness credit bills (LCA)	5,535	36,709
National treasury notes (NTN)	1,614	28,960
Real estate credit bills (LCI)	1,506	1,516
Subtotal	2,024,193	1,373,834

Total	29,010,323	23,899,551

(a) Previously classified as FVOCI and transferred to FVTPL in the current fiscal year. The change was made to reflect management strategy and there was no impact on the profit of the year.
As of December 31, 2025, the expected loss on securities totaled R$46,717, broken down as follows: R$28,259 (60.5%) in stage 1, R$4,981 (10.7%) in stage 2, and R$13,477 (28.8%) in stage 3 (As of December 31, 2024, the expected loss totaled R$53,770, broken down as follows: R$30,487 (56.7%) in stage 1, R$11,297 (21.0%) in stage 2, and R$11,986 (22.3%) in stage 3).
Inter&Co classifies R$27,066,513 (93.3%) of the portfolio as low credit risk, mainly due to the predominance of Federal Government Bonds (Brazil). For this reason, no provisions for expected credit loss are made for this portion (As of December 31, 2024 totaled R$21,667,810 (92.7%)).

Form 20F 2026 FY2025	F-48

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
The remaining R$1,952,810 (6.7%) of the portfolio corresponds to assets that have inherent credit risk, and are therefore subject to assessment for the establishment of provisions (As of December 31, 2024 totaled R$1,698,105 (7.3%)).
Credit risk securities are classified as follows: R$2,124,821 (77.1%) in stage 1, R$75,862 (2.8%) in stage 2 and R$17,956 (0.7%) in stage 3 (As of December 31, 2024 were classified: R$1,618,185 (6.9%) in stage 1, R$54,986 (0.2%) in stage 2 and R$24,934 (0.1%) in stage 3).
b.Breakdown of the carrying amount of securities by maturity, net of provisions for expected credit losses

	12/31/2025
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Book value
Fair value through other comprehensive income - FVOCI	1,001,238	3,226,917	8,905,899	4,130,580	7,457,608	24,722,242
Financial treasury bills (LFT)	7,053	17,979	5,560,970	1,766,182	4,736,727	12,088,911
National treasury bills (LTN)	—	426,846	1,052,186	934,293	1,992,172	4,405,497
National treasury notes (NTN)	—	2,045	1,963,930	1,297,121	540,743	3,803,839
Securities issued abroad	992,815	2,742,118	—	—	—	3,734,933
Commercial promissory notes	488	—	297,608	104,056	160,613	562,765
Certificates of real estate receivables	220	32,543	19,344	5,589	11,655	69,351
Certificates of agricultural receivables	446	568	11,568	10,040	15,698	38,320
Debentures	216	4,818	293	13,299	—	18,626

Amortized cost	93,279	222,697	1,323,217	624,695	—	2,263,888
National treasury notes (NTN)	—	—	185,700	519,088	—	704,788
National treasury bills (LTN)	—	—	540,540	55,808	—	596,348
Rural product bill	93,279	222,697	191,454	49,799	—	557,229
Securities issued abroad	—	—	405,523	—	—	405,523

Fair value through profit or loss - FVTPL	618,372	173,717	574,396	387,007	270,701	2,024,193
Investment fund shares	539,184	—	—	—	—	539,184
Certificates of real estate receivables	35	151,933	55,605	138,836	150,160	496,569
Financial treasury bills (LFT)	43,260	543	388,952	51,228	—	483,983
Commercial promissory notes	—	—	25,081	135,647	—	160,728
Debentures	124	1,869	45,150	25,035	64,846	137,024
Certificates of agricultural receivables	264	2,618	40,987	30,395	48,118	122,382
Securities issued abroad	29,148	—	—	—	—	29,148
Bank deposit certificates	5,405	11,467	5,057	448	242	22,619
Financial bills (LF)	—	2,907	9,465	—	5,904	18,276
Development bills of credit	—	289	—	5,336	—	5,625
Agribusiness credit bills (LCA)	323	1,215	3,990	7	—	5,535
National treasury notes (NTN)	—	32	76	75	1,431	1,614
Real estate credit bills (LCI)	629	844	33	—	—	1,506
Total	1,712,889	3,623,331	10,803,512	5,142,282	7,728,309	29,010,323

Form 20F 2026 FY2025	F-49

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025

	12/31/2024
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Book value
Fair value through other comprehensive income - FVOCI	906,003	3,694,441	2,912,511	8,559,626	4,839,957	20,912,538
Financial treasury bills (LFT)	—	—	1,031,372	7,612,413	1,993,802	10,637,587
Securities issued abroad	431,417	3,398,685	—	—	—	3,830,102
National treasury notes (NTN)	—	168,034	1,005,067	404,732	2,153,583	3,731,416
National treasury bills (LTN)	451,864	—	744,217	343,973	274,764	1,814,818
Commercial promissory notes	—	122,555	100,993	117,240	252,239	593,027
Investment fund shares	—	—	7,251	31,049	120,414	158,714
Certificates of agricultural receivables	10,298	—	23,476	29,367	—	63,141
Certificates of real estate receivables	11,320	—	—	6,075	32,458	49,853
Debentures	1,104	5,167	135	14,777	12,697	33,880

Amortized cost	—	159,232	719,935	62,173	671,839	1,613,179
National treasury notes (NTN)	—	—	—	—	671,839	671,839
National treasury bills (LTN)	—	—	469,309	48,341	—	517,650
Rural product bill	—	159,232	250,626	13,832	—	423,690

Fair value through profit or loss - FVTPL	362,169	257,234	314,459	124,766	315,206	1,373,834
Financial treasury bills (LFT)	21,622	219,135	194,586	10,977	5,104	451,424
Investment fund shares	288,707	—	4,509	—	—	293,216
Certificates of real estate receivables	154	35	10,906	36,137	180,105	227,337
Debentures	27,854	168	9,176	11,604	76,390	125,192
Bank deposit certificates	23,002	7,759	68,489	412	1,381	101,043
Certificates of agricultural receivables	32	61	19,374	40,533	23,368	83,368
Agribusiness credit bills (LCA)	642	28,808	7,192	34	33	36,709
National treasury notes (NTN)	—	—	135	—	28,825	28,960
Commercial promissory notes	—	—	—	25,069	—	25,069
Real estate credit bills (LCI)	156	1,268	92	—	—	1,516
Total	1,268,172	4,110,907	3,946,905	8,746,565	5,827,002	23,899,551

Form 20F 2026 FY2025	F-50

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
11.Derivative financial instruments
The accounting policy on Derivatives is presented in Note 4, item e.
Inter&Co engages in derivatives trading to meet its own needs and those of its clients, aiming to reduce exposure to market risks, exchange rate fluctuations, and interest rate variations.
These operations encompass various types of derivatives, such as forward contracts, futures, swaps, options, and credit derivatives.
Forward contracts: These are traded over-the-counter, where the purchase or sale of financial or non-financial instruments occurs on a specific future date, at a pre-agreed price.
The main objective of using forward contracts is to mitigate market risks arising from the Company’s exposure and to meet client demands. Forward contracts consider the purchase or sale of a specific asset based on a pre-agreed price, with settlement on a future date.
Futures contracts: These are standardized contracts, traded on the stock exchange, that establish the purchase or sale of financial or non-financial instruments on a future date, at a fixed price.
The Group's objective in using futures contracts is to mitigate: (i) risks arising from exchange rate-linked exposures, including investments abroad; and (ii) risks arising from the mismatch between interest rates of active positions and funding rates.
Swap contracts: These are contracts that involve the exchange of cash flows or returns between two parties, over a specified period, based on different indexers (such as interest rates, exchange rates, or commodity prices).
The swaps were carried out to mitigate the market risk associated with the mismatch between the indexers of the mortgage loan portfolio and the indexers of the funding portfolio. As of December 31, 2024, Inter had passive contracts indexed to IGP-M, with margin deposits and recognized at their fair value in the period's results.
Options contracts: These are contracts that grant the purchaser, through the payment of a premium, the right to buy or sell financial or non-financial assets/liabilities at a predetermined price during a specified period.
a.Derivative financial instruments – fair value

	Assets		Liabilities
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Assets
Swap (adjustments to be received/paid)	286	—	1,209	5,463
Options (prizes received/paid)	11	—	8	—
Futures Contracts (adjustments to receive/to pay)	54,575	35	3,824	46
Forward Contracts (adjustments to receive/to pay)	4,043	528	49,073	64,539
Total	58,915	563	54,114	70,048

Derivatives include transactions that mature in D+1.

Form 20F 2026 FY2025	F-51

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
b.Derivative financial instruments – (Notional, index and term)

	Up to 3 months	3 months to 1 year	1 year to 3 years	3 years to 5 years	Above 5 years	12/31/2025	12/31/2024
Swap contracts	—	37,141	13,244	5,950	—	56,335	13,500
Interbank Market	—	31,639	—	—	—	31,639	—
Foreign Currency	—	—	13,244	5,950	—	19,194	—
Pre (CDS)	—	5,502	—	—	—	5,502	—
IGP-M	—	—	—	—	—	—	13,500

Buy Positions	536,502	143,869	27,507	20,813	8,872	737,563	2,719,142
Options contracts	1,769	213	—	—	—	1,982	—
Put Options (IDI)	1,769	213	—	—	—	1,982	—

Future contracts	396,482	22,726	27,507	20,813	8,872	476,400	2,718,614
Currency Exchange Rate Coupon	108,517	20,915	—	—	—	129,432	—
Foreign Currency	44,065	—	—	—	—	44,065	—
Interbank Market	243,900	1,811	27,507	20,813	8,872	302,903	2,701,201
IPCA Coupon	—	—	—	—	—	—	17,413

Forward contracts	138,251	120,930	—	—	—	259,181	528
Foreign Currency	138,251	120,930	—	—	—	259,181	528

Sales Positions	4,973,575	1,630,690	3,971,214	2,713,251	2,896,530	16,185,260	12,507,888
Options contracts	1,677	193	—	—	—	1,870	—
Purchase Put Option (IDI)	1,677	193	—	—	—	1,870	—

Future contracts	3,980,981	1,558,848	3,971,214	2,713,251	2,896,530	15,120,824	11,319,949
Currency Exchange Rate Coupon	265,706	42,792	25,835	—	—	334,333	57,427
Foreign Currency	2,793,673	—	—	—	—	2,793,673	1,562,698
Interbank Market	297,499	779,287	1,397,614	789,491	821,846	4,085,737	5,822,421
IPCA Coupon	624,103	736,769	2,547,765	1,923,760	2,074,684	7,907,081	3,877,403

Forward contracts	990,917	71,649	—	—	—	1,062,566	1,187,939
Foreign Currency	990,917	71,649	—	—	—	1,062,566	1,187,939

Total	5,510,077	1,811,700	4,011,965	2,740,014	2,905,402	16,979,158	15,240,530

Form 20F 2026 FY2025	F-52

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
c.Types of margin offered as collateral for derivative financial instruments
The value of the margins given as collateral was R$3,204,286 (R$1,967,701 as of 12/31/2024), consisting mainly of government bonds.
d.Hedge accounting - exposure
The accounting policy regarding Hedge Accounting is presented in explanatory note 4.
Inter&Co has a risk management strategy through hedging operations to mitigate exposure to interest rates, exchange rate fluctuations, and cash flows. To more accurately reflect the economic results of these strategies in the financial statements, the results are presented using a hedge accounting approach, implemented in accordance with the strategy and purpose of the structure. These may include: (i) Cash Flow Hedge, (ii) Fair Value Hedge, and (iii) Foreign Investment Hedge.
The hedge accounting structure is periodically assessed throughout its entire term through two complementary approaches: (i) Portfolio Coverage Ratio: Inter&Co seeks to maintain coverage aligned with the economic strategies adopted by the institution, observing the balance between hedge effectiveness and economic optimization of the structure, with the hedge ratio defined based on the identified exposure and the designated hedging instrument; (ii) Prospective and Retrospective Effectiveness: assessed with the purpose of demonstrating and monitoring the existence of a valid economic relationship between the hedged item and the designated hedging instrument, which may be evaluated on a qualitative and/or quantitative basis through scenario testing of key market variables, such as interest rates and foreign exchange rates.
In this context, part of the result of the structure may be recognized directly in the Statements of income or in Other Comprehensive Income under Equity, net of tax effects, and transferred to the Statements of income in the event of ineffectiveness or liquidation of the hedge structure.
i.Cash Flow Hedge

	Hedging Instruments (a)							Hedged Items
Strategy	Nominal amount	Carrying amount (b)	Changes in the value of the hedging instrument recognized in OCI	Hedge ineffectiveness recognized in statements of income	Hedge costs recognized in OCI	Amount reclassified from the hedge reserve to statements of income	Amount reclassified from the hedge costs reserve to statements of income	Changes in fair value used for calculating hedge ineffectiveness	Hedge costs reserve (c)	Cash flow hedge reserve (c)	Balances remaining in the cash flow reserve from hedging relationships for which hedge accounting is no longer applied
As of December 31, 2025	954,085	(47,268)	(52,167)	350	(5,597)	—	—	52,517	(17,905)	—	—
Securities issued abroad	954,085	(47,268)	(52,167)	350	(5,597)	—	—	52,517	(17,905)	—	—

As of December 31, 2024	1,247,403	(64,539)	(64,824)	761	(12,308)	—	—	65,585	(12,308)	—	—
Securities issued abroad	1,247,403	(64,539)	(64,824)	761	(12,308)	—	—	65,585	(12,308)	—	—

(a) The hedging instrument used is NDFs (Non-Deliverable Forwards). The hedged item consists of government bonds issued abroad, considered low-risk, with varying maturities and no periodic interest payments; The Group designates only changes in the fair value of the spot component of foreign exchange forward contracts as the hedging instrument in cash flow hedge relationships. Changes in the fair value of the forward component of such forward contracts (forward points) are accounted for separately as a cost of hedging and are recognized in other comprehensive income within a separate component of equity.
b) The instrument is being presented in the Derivative financial assets line of the financial position. The effect of the result is demonstrated in the Income from securities, derivatives and foreign exchange line of the consolidated statements of income.
(c) Hedge Cost Reserve and Cash Flow hedge reserve represent the accumulated amount related to changes in the instrument reclassified to OCI since the beginning of the hedge accounting structure.

Form 20F 2026 FY2025	F-53

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
Banco Inter executed a cash flow hedge operation for supplier payment that began on January 31, 2025, and ended on December 31, 2025. The result of this operation, reclassified from the hedge reserve in the statement of other comprehensive income, was R$2,130 in 2025, and R$1,171 net of taxes.
ii.Fair Value Hedge
Below, we present the effects of hedging accounting on Inter&Co's financial position and performance:

	Hedging Instruments				Hedged Items (c)
Strategy	Nominal amount	Carrying amount	Changes in fair value used for calculating hedge ineffectiveness	Hedge ineffectiveness recognized in statements of income	Carrying amount	Adjustment to gross fair value recorded in the statement of income	Accumulated amount of fair value hedge adjustments on the hedged item
As of December, 31, 2025	10,550,092	3,103	(182,666)	2,563	10,549,957	185,229	(247,217)
Credit operation hedging (a)	2,936,800	(658)	(140,971)	(998)	2,936,665	139,973	(75,798)
Hedge of mortgage lending transactions (b)	7,613,292	3,761	(41,695)	3,561	7,613,292	45,256	(171,419)

As of December 31, 2024	6,641,294	18,190	563,288	(12,123)	6,546,418	(575,411)	39,036
Credit operation hedging (a)	3,218,086	9,218	343,477	(8,645)	3,165,012	(352,122)	248,452
Hedge of mortgage lending transactions (b)	3,423,208	8,972	219,811	(3,478)	3,381,406	(223,289)	(209,416)

(a) The hedging instrument used is the DI Future Rate. The hedged object covers loan portfolios, including FGTS withdrawal advances and payroll loans;
(b) The hedging instrument used is DAP and SWAP. The hedged object covers the mortgage loan portfolio; and
(c) The item is being presented under the heading "loans and advances to customers, net of provisions for expected losses," and the instrument is being presented under the heading "derivative financial instruments" in the financial position. The effect of the result is shown in the heading "net interest and derivatives income" in the consolidated Statements of income.
iii.Hedges of net investments in foreign subsidiary

	Hedging Instruments (a)						Hedged Items
Strategy	Nominal amount	Carrying amount (b)	Changes in the value used for calculating hedge ineffectiveness for the period	Changes in the value of the hedging instrument recognized in OCI	Hedge ineffectiveness recognized in statements of income	Amount reclassified from the hedge reserve to statements of income	Changes in fair value used for calculating hedge ineffectiveness	Foreing currency translation reserve (c)	Balances remaining in the foreing currency translation reservefrom hedging relationships for which hedge accounting is no longer applied
As of December 31, 2025	1,208,839	18,426	233,429	142,762	104,173	—	(129,256)	14,263	—
Securities issued abroad	1,208,839	18,426	233,429	142,762	104,173	—	(129,256)	14,263	—

As of December 31, 2024	1,331,593	(3,505)	(152,602)	(145,241)	36,119	—	188,721	(128,500)	—
Securities issued abroad	1,331,593	(3,505)	(152,602)	(145,241)	36,119	—	188,721	(128,500)	—

(a) The hedging instrument used is the dollar futures contract. The object of the hedge is the investments in subsidiaries (Cayman, Payments and Inter&Co) abroad;
(b) The instrument is being presented in the Derivative financial assets line of the financial position. The effect of the result is demonstrated in the Income from securities, derivatives and foreign exchange line of the the consolidated statements of income; and
(c) Foreign currency translation reserves represent the accumulated amount related to changes in the instrument reclassified to OCI since the beginning of the hedge accounting structure.

Form 20F 2026 FY2025	F-54

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
12.Loans and advances to customers, net of provisions for expected credit losses
a.Breakdown of balance

	12/31/2025		12/31/2024
Credit card	15,262,178	31.63%	11,799,890	33.14%
Real estate loans	16,194,722	33.56%	11,250,187	31.60%
Personal loans	12,113,979	25.11%	8,236,791	23.14%
Business loans	4,293,595	8.90%	3,968,591	11.15%
Agribusiness loans	386,706	0.80%	340,834	0.96%
Total	48,251,180	100.00%	35,596,293	100.00%

Provision for expected credit losses	(3,000,076)		(2,268,938)

Net balance	45,251,104		33,327,355
b.Breakdown by maturity

	12/31/2025	12/31/2024
Overdue by 1 day or more	5,315,262	3,949,602
To fall due in up to 3 months	4,576,699	3,807,585
To fall due between 3 to 12 months	12,413,149	9,242,130
To fall due in more than 12 months	25,946,070	18,596,976
Total	48,251,180	35,596,293

Form 20F 2026 FY2025	F-55

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
c.Analysis of changes in loans and advances to customers by stage:

Stage 1	Opening balance at 01/01/2025	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2025
Credit card	10,330,639	(2,059,872)	(4,344)	953,890	11	(3,939,625)	—	7,958,020	13,238,719
Real estate loans	10,196,928	(2,749,864)	(54,611)	1,904,999	27,313	(1,313,109)	—	6,710,051	14,721,707
Personal loans	7,389,879	(896,366)	(81,871)	365,517	306,207	(2,672,050)	—	6,643,332	11,054,648
Business loans	3,887,678	(253,434)	(6,504)	97,848	—	(7,475,653)	—	7,947,542	4,197,477
Agribusiness loans	340,834	(8,798)	(743)	—	—	(391,678)	—	447,091	386,706
Total	32,145,958	(5,968,334)	(148,073)	3,322,254	333,531	(15,792,115)	—	29,706,036	43,599,257

Stage 2	Opening balance at 01/01/2025	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2025
Credit card	281,503	(953,890)	(1,983,034)	2,059,872	3,317	(1,867,666)	—	3,052,606	592,708
Real estate loans	835,131	(1,904,999)	(871,454)	2,749,864	123,379	(108,391)	—	(17,046)	806,484
Personal loans	257,816	(365,517)	(456,076)	896,366	43,127	(149,933)	—	10,205	235,988
Business loans	44,090	(97,848)	(134,442)	253,434	4,805	(9,893)	—	(14,203)	45,943
Agribusiness loans	—	—	(5,047)	8,798	—	(3,751)	—	—	—
Total	1,418,540	(3,322,254)	(3,450,053)	5,968,334	174,628	(2,139,634)	—	3,031,562	1,681,123

Stage 3	Opening balance at 01/01/2025	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2025
Credit card	1,187,748	(11)	(3,317)	4,344	1,983,034	(410,419)	(1,370,682)	40,054	1,430,751
Real estate loans	218,128	(27,313)	(123,379)	54,611	871,454	(306,416)	(2,876)	(17,678)	666,531
Personal loans	589,096	(306,207)	(43,127)	81,871	456,076	(418,467)	(352,827)	816,928	823,343
Business loans	36,823	—	(4,805)	6,504	134,442	(23,983)	(43,213)	(55,593)	50,175
Agribusiness loans	—	—	—	743	5,047	(5,753)	—	(37)	—
Total	2,031,795	(333,531)	(174,628)	148,073	3,450,053	(1,165,038)	(1,769,598)	783,674	2,970,800

Consolidated					Opening balance at 01/01/2025	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2025
Credit card					11,799,890	(6,217,710)	(1,370,682)	11,050,680	15,262,178
Real estate loans					11,250,187	(1,727,916)	(2,876)	6,675,327	16,194,722
Personal loans					8,236,791	(3,240,450)	(352,827)	7,470,465	12,113,979
Business loans					3,968,591	(7,509,529)	(43,213)	7,877,746	4,293,595
Agribusiness loans					340,834	(401,182)	—	447,054	386,706
Total					35,596,293	(19,096,787)	(1,769,598)	33,521,272	48,251,180

Form 20F 2026 FY2025	F-56

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025

Stage 1	Opening balance at 01/01/2024	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2024
Credit card	8,073,708	(1,054,480)	(17)	87,965	5,099	(3,708,957)	—	6,927,321	10,330,639
Real estate loans	7,931,469	(1,668,387)	(756)	995,158	738	(1,315,562)	—	4,254,268	10,196,928
Personal loans	6,533,589	(565,236)	(988)	191,527	162	(2,608,266)	—	3,839,091	7,389,879
Business loans	3,829,413	(151,932)	—	30,545	—	(9,906,660)	—	10,086,312	3,887,678
Agribusiness loans	738,126	—	—	—	—	(784,809)	—	387,517	340,834
Total	27,106,305	(3,440,035)	(1,761)	1,305,195	5,999	(18,324,254)	—	25,494,509	32,145,958

Stage 2	Opening balance at 01/01/2024	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2024
Credit card	405,996	(87,965)	(2,074,372)	1,054,480	—	(1,335,185)	—	2,318,549	281,503
Real estate loans	515,047	(995,158)	(721,566)	1,668,387	476,245	(92,913)	—	(14,911)	835,131
Personal loans	317,462	(191,527)	(447,409)	565,236	83,657	(554,117)	—	484,514	257,816
Business loans	10,200	(30,545)	(78,128)	151,932	3,787	(8,528)	—	(4,628)	44,090
Agribusiness loans	3,441	—	(3,463)	—	—	—	—	22	—
Total	1,252,146	(1,305,195)	(3,324,938)	3,440,035	563,689	(1,990,743)	—	2,783,546	1,418,540

Stage 3	Opening balance at 01/01/2024	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2024
Credit card	981,573	(5,099)	—	17	2,074,372	(546,766)	(1,317,366)	1,017	1,187,748
Real estate loans	137,052	(738)	(476,245)	756	721,566	(136,123)	(22,505)	(5,635)	218,128
Personal loans	287,693	(162)	(83,657)	988	447,409	(191,843)	(244,125)	372,793	589,096
Business loans	16,141	—	(3,787)	—	78,128	(1,911)	(16,704)	(35,044)	36,823
Agribusiness loans	3,391	—	—	—	3,463	—	(6,854)	—	—
Total	1,425,850	(5,999)	(563,689)	1,761	3,324,938	(876,643)	(1,607,554)	333,131	2,031,795

Consolidated					Opening balance at 01/01/2023	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2024
Credit card					9,461,277	(5,590,908)	(1,317,366)	9,246,887	11,799,890
Real estate loans					8,583,568	(1,544,598)	(22,505)	4,233,722	11,250,187
Personal loans					7,138,744	(3,354,226)	(244,125)	4,696,398	8,236,791
Business loans					3,855,754	(9,917,099)	(16,704)	10,046,640	3,968,591
Agribusiness loans					744,958	(784,809)	(6,854)	387,539	340,834
Total					29,784,301	(21,191,640)	(1,607,554)	28,611,186	35,596,293

Form 20F 2026 FY2025	F-57

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
d.Analysis of changes in expected credit losses by stage

Stage 1	Opening balance at 01/01/2025	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2025
Credit card	427,310	(541,770)	(3,264)	145,245	—	—	658,717	686,238
Real estate loans	61,494	(116,289)	(5,621)	18,457	106	—	102,541	60,688
Personal loans	81,172	(184,254)	(53,930)	16,298	25,743	—	272,354	157,383
Business loans	10,640	(17,137)	(1,244)	374	—	—	31,106	23,739
Agribusiness loans	6,993	(568)	(119)	—	—	—	(1,779)	4,527
Total	587,609	(860,018)	(64,178)	180,374	25,849	—	1,062,939	932,575

Stage 2	Opening balance at 01/01/2025	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2025
Credit card	172,247	(145,245)	(1,497,320)	541,770	2,082	—	1,214,088	287,622
Real estate loans	49,709	(18,457)	(115,991)	116,289	1,307	—	(7,036)	25,821
Personal loans	56,509	(16,298)	(307,041)	184,254	11,683	—	115,083	44,190
Business loans	4,670	(374)	(41,152)	17,137	54	—	23,183	3,518
Agribusiness loans	—	—	(784)	568	—	—	216	—
Total	283,135	(180,374)	(1,962,288)	860,018	15,126	—	1,345,534	361,151

Stage 3	Opening balance at 01/01/2025	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2025
Credit card	970,797	—	(2,082)	3,264	1,497,320	(1,370,682)	67,626	1,166,243
Real estate loans	66,626	(106)	(1,307)	5,621	115,991	(2,876)	(80,759)	103,190
Personal loans	441,441	(25,743)	(11,683)	53,930	307,041	(352,827)	206,254	618,413
Business loans	17,276	—	(54)	1,244	41,152	(43,213)	6,967	23,372
Agribusiness loans	(1)	—	—	119	784	—	(903)	(1)
Total	1,496,139	(25,849)	(15,126)	64,178	1,962,288	(1,769,598)	199,185	1,911,217

Consolidated					Opening balance at 01/01/2025	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2025
Credit card					1,570,354	(1,370,682)	1,940,431	2,140,103
Real estate loans					177,829	(2,876)	14,746	189,699
Personal loans					579,122	(352,827)	593,691	819,986
Business loans					32,586	(43,213)	61,256	50,629
Agribusiness loans					6,992	—	(2,466)	4,526
Total					2,366,883	(1,769,598)	2,607,658	3,204,943

Form 20F 2026 FY2025	F-58

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025

Stage 1	Opening balance at 01/01/2024	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2024
Credit card	408,412	(540,829)	(14)	18,833	625	—	540,283	427,310
Real estate loans	49,930	(147,150)	(129)	26,583	5	—	132,255	61,494
Personal loans	106,635	(153,309)	(278)	5,769	6	—	122,349	81,172
Business loans	12,859	(20,803)	—	188	—	—	18,396	10,640
Agribusiness loans	11,122	—	—	—	—	—	(4,129)	6,993
Total	588,958	(862,091)	(421)	51,373	636	—	809,154	587,609

Stage 2	Opening balance at 01/01/2024	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2024
Credit card	225,771	(18,833)	(1,461,697)	540,829	—	—	886,177	172,247
Real estate loans	39,710	(26,583)	(141,662)	147,150	34,980	—	(3,886)	49,709
Personal loans	89,687	(5,769)	(313,309)	153,309	10,325	—	122,266	56,509
Business loans	789	(188)	(20,153)	20,803	295	—	3,124	4,670
Agribusiness loans	947	—	(1,661)	—	—	—	714	—
Total	356,904	(51,373)	(1,938,482)	862,091	45,600	—	1,008,395	283,135

Stage 3	Opening balance at 01/01/2024	Transfer to Stage 2	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2024
Credit card	708,986	(625)	—	14	1,461,697	(1,317,366)	118,091	970,797
Real estate loans	44,092	(5)	(34,980)	129	141,662	(22,505)	(61,767)	66,626
Personal loans	208,043	(6)	(10,325)	278	313,309	(244,125)	174,267	441,441
Business loans	6,231	—	(295)	—	20,153	(16,704)	7,891	17,276
Agribusiness loans	1,628	—	—	—	1,661	(6,854)	3,564	(1)
Total	968,980	(636)	(45,600)	421	1,938,482	(1,607,554)	242,046	1,496,139

Consolidated					Opening balance at 01/01/2024	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2024
Credit card					1,343,169	(1,317,366)	1,544,551	1,570,354
Real estate loans					133,732	(22,505)	66,602	177,829
Personal loans					404,365	(244,125)	418,882	579,122
Business loans					19,879	(16,704)	29,411	32,586
Agribusiness loans					13,697	(6,854)	149	6,992
Total					1,914,842	(1,607,554)	2,059,595	2,366,883
13.Property and equipment
a.Breakdown of property and equipment:

		12/31/2025
	Annual depreciation rate	Historical cost	Accumulated depreciation	Carrying Amount
Furniture and equipment	10% - 20%	301,451	(85,165)	216,286
Right of use	4% - 10%	145,504	(39,018)	106,486
Buildings	4%	53,680	(19,028)	34,652
Data processing systems	20%	34,400	(14,773)	19,627
Construction in progress	—	4,353	—	4,353
Total		539,388	(157,984)	381,404

Form 20F 2026 FY2025	F-59

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025

		12/31/2024
	Annual depreciation rate	Historical cost	Accumulated depreciation	Carrying Amount
Furniture and equipment	10% - 20%	240,957	(28,659)	212,298
Right of use	4% - 10%	110,823	(9,796)	101,027
Buildings	4%	50,359	(15,175)	35,184
Data processing systems	20%	30,461	(13,608)	16,853
Construction in progress	—	4,580	—	4,580
Total		437,180	(67,238)	369,942
b.Changes in property and equipment:

	Furniture and equipment	Right of use	Buildings	Data processing systems	Construction in progress	Total
Balance as of December 31, 2024	212,298	101,027	35,184	16,853	4,580	369,942
Addition	63,553	31,785	1,779	4,874	1,408	103,399
Write-offs	(974)	(3,275)	(74)	(935)	(19)	(5,277)
Contractual adjustment	—	6,170	—	—	—	6,170
Depreciation	(56,506)	(29,221)	(3,853)	(1,165)	—	(90,745)
Exchange rate changes	(2,085)	—	—	—	—	(2,085)
Transfers	—	—	1,616	—	(1,616)	—
Balance as of December 31, 2025	216,286	106,486	34,652	19,627	4,353	381,404

Balance as of December 31, 2023	25,138	108,680	28,166	3,543	2,020	167,547
Addition	49,163	1,813	9,489	13,554	2,515	76,534
Write-offs	(3,263)	(14,303)	—	—	—	(17,566)
Contractual adjustment	—	5,440	—	—	—	5,440
Depreciation	(16,500)	(603)	(4,279)	(244)	—	(21,626)
Exchange rate changes	3,622	—	—	—	—	3,622
Business combination	154,139	—	1,808	—	45	155,992
Balance as of December 31, 2024	212,298	101,027	35,184	16,853	4,580	369,942
14.Intangible assets
a.Breakdown of intangible assets

		12/31/2025			12/31/2024
	Annual amortization rate	Historical cost	(Accumulated amortization)	Carrying amount	Historical cost	(Accumulated amortization)	Carrying amount
Goodwill	—	785,577	—	785,577	798,275	—	798,275
Intangible assets in progress	—	499,531	—	499,531	460,783	—	460,783
Development costs	20%	806,722	(326,937)	479,785	530,228	(204,850)	325,378
Right of use	17%	763,978	(509,195)	254,783	628,654	(381,765)	246,889
Customer portfolio	20%	13,965	(9,702)	4,263	13,965	(9,237)	4,728
Total		2,869,773	(845,834)	2,023,939	2,431,905	(595,852)	1,836,053

Form 20F 2026 FY2025	F-60

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
b.Changes in intangible assets

	Goodwill	Right of use	Development costs	Intangible assets in progress	Customer portfolio	Total
Balance as of December 31, 2024	798,275	246,889	325,378	460,783	4,728	1,836,053
Addition	—	143,219	37	317,238	—	460,494
Write-offs/Disposals	(12,036)	(7,895)	(599)	(1,434)	—	(21,964)
Transfers	—	—	277,056	(277,056)	—	—
Amortization	—	(127,430)	(122,087)	—	(465)	(249,982)
Exchange rate changes	(662)	—	—	—	—	(662)
Balance as of December 31, 2025	785,577	254,783	479,785	499,531	4,263	2,023,939

Balance as of December 31, 2023	635,735	173,217	241,711	288,045	6,596	1,345,304
Addition	—	99,996	17,117	310,570	—	427,683
Write-offs/Disposals	—	(120)	—	(7,269)	—	(7,389)
Transfers	—	(5,516)	152,293	(146,777)	—	—
Business combination	162,540	77,084	—	16,214	—	255,838
Amortization	—	(97,772)	(85,743)	—	(1,868)	(185,383)
Balance as of December 31, 2024	798,275	246,889	325,378	460,783	4,728	1,836,053
15.Other assets

	12/31/2025	12/31/2024
Financial	651,808	513,081
Commissions and bonus receivable (a)	287,904	211,871
Premium or discount on transfer of financial assets	201,813	216,790
Advance on exchange contract (b)	113,625	1,226
Amount receivable from the sale of investments	48,466	83,194
Non-Financial	2,798,533	1,973,064
Recoverable taxes	911,323	630,457
Prepaid expenses (c)	510,205	505,127
Investment properties (d)	280,406	—
Sundry debtors (e)	164,096	267,636
Unbilled services provided	125,012	115,243
Non-financial assets held for sale	41,190	54,582
Advances to third parties	32,727	23,369
Early settlement of credit operations	9,846	4,039
Pending settlements (f)	7,293	49,342
Others	716,435	323,269
Total	3,450,341	2,486,145

(a) Refers mainly to bonuses receivable from commercial contracts signed with Mastercard, Liberty and Sompo;
(b) Advance on exchange contract as of December 31, 2024 was reclassified from Others for consistency of presentation with the December 31, 2025 presentation;
(c) The cost of acquiring customers for the digital account and portability expenses to be appropriated;
(d) Investment properties refer to assets of investment funds whose objective is the sale of participation quotas to clients. These properties were acquired on August 19, 2025, by Inter Oportunidade Imobiliária Fundo de Investimento, for a total value of R$261,000. The entity adopted the fair value model for measurement. The fair value was determined and recorded in December 2025, based on market evidence obtained through an appraisal conducted by independent and qualified professionals, resulting in an amount of R$280,406 (explanatory note 4). The result of the appraisal is being disclosed in explanatory note 25, and the rental income in the amount of R$4,929 is being disclosed in explanatory note 27;
(e) Refers mainly to processing portability amounts, credit card processing amounts, negotiation and intermediation of amounts and debtors for judicial deposit; and
(f) Pending settlements: refers mainly to settlement balances receivable from B3.

Form 20F 2026 FY2025	F-61

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
16.Deposits from customers

	12/31/2025	12/31/2024
Time deposits	51,292,542	39,228,575
Savings deposits	1,599,609	1,883,432
Demand deposits	1,376,606	1,415,427
Creditors by resources to release	614,327	275,795
Total	54,883,084	42,803,229
17.Deposits from banks

	12/31/2025	12/31/2024
Payables with credit card network	11,373,973	8,956,528
Securities sold under agreements to repurchase	3,023,399	1,725,852
Interbank deposits	68,484	517,072
Others	119,848	120,125
Total	14,585,704	11,319,577
18.Securities issued

	12/31/2025	12/31/2024
Real estate credit bills	11,163,760	9,182,632
Financial bills	1,245,287	337,952
Real estate guaranteed credit bills	1,194,836	185,017
Agribusiness credit bills	523,261	184,618
Total	14,127,144	9,890,219
19.Borrowings and On-lending

	12/31/2025	12/31/2024
Obligations for loans abroad (a)	607,343	—
On-lending obligations - Tesouro Funcafé (b)	169,267	104,400
Others (c)	40,885	24,524
Total	817,495	128,924
(a)    Loans obtained between January, 2025 and December, 2025 (with rates between 5.6% and 5.9% p.a.);
(b)    Refers to rural credit operations with Funcafé (with rates between 13.0% and 14.5% p.a.); and
(c)    Others as of December 31, 2024 was reclassified from : Onlending obligations – CEF and Onlending obligations – BNDS for consistency of presentation with the December 31, 2025 presentation.
20.Tax liabilities

	12/31/2025	12/31/2024
Income tax and social contribution	675,438	462,501
PIS/COFINS	65,455	46,627
INSS/FGTS	32,510	23,070
Others	42,124	42,231
Total	815,527	574,429

Form 20F 2026 FY2025	F-62

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
21.Provisions and contingent liabilities

	12/31/2025	12/31/2024
Provision for expected credit losses on loan commitments (a)	204,867	97,945
Provision for legal and administrative proceedings	55,463	53,792
Provision for financial guarantees (b)	5,125	3,525
Total	265,455	155,262

(a) Inter recognizes expected losses for financial assets on loan commitments that include both a used component and an unused loan commitment component. To the extent that the combined value of expected credit losses exceeds the gross carrying amount of the financial asset, the remaining balance is presented as a provision; and
(b) Provision for financial guarantees as of December 31, 2024 was reclassified from Other Liabilities for consistency of presentation with the December 31, 2025 presentation.
a.Provisions for legal an administrative proceedings
The Group's legal entities, in the normal course of their activities, are parties to legal proceedings of a fiscal nature (tax and social security), labor, and civil matters. The respective provisions were established taking into consideration current laws, applicable regulations, the opinion of legal advisors, the nature and complexity of the cases, jurisprudence, past experience, and other relevant criteria that allow for the most adequate estimation possible.
i.Labor lawsuits
These are legal actions whose objective is to obtain compensation of a labor nature. The provisioned amounts refer, for the most part, to proceedings that discuss potential labor rights, such as claims for overtime pay and salary equalization. At Inter&Co, the methodology used for provisioning these contingencies is based on calculating the average ticket of concluded labor lawsuits, considering the total value of finalized proceedings divided by the amount effectively disbursed over the last 36 months.
ii.Civil lawsuits
These claims primarily seek compensation for material and moral damages related to the Group's products and services, including declaratory and compensatory actions, issues concerning compliance with limits for payroll deductions for borrowers, requests for document submission, and contract review actions. Inter&Co's provisioning methodology for these contingencies is based on calculating the average value of completed civil lawsuits, obtained by dividing the total value of settled cases by the amount actually paid in the last 24 months.
Changes in provisions

	Labor	Civil	Total
Balance at December 31, 2024	13,924	39,868	53,792
Provisions, net of (reversals and write-offs)	6,423	49,616	56,039
Payments	(6,693)	(47,675)	(54,368)
Balance at December 31, 2025	13,654	41,809	55,463

Balance at December 31, 2023	5,982	33,386	39,368
Provisions, net of (reversals and write-offs)	5,494	38,862	44,356
Payments	(2,919)	(32,720)	(35,639)
Business combination (a)	5,367	340	5,707
Balance at December 31, 2024	13,924	39,868	53,792

(a) As part of the acquisition of Inter Pag Instituição de Pagamento S.A (formerly Granito), Inter&Co recognized a labor provision of R$5,367 and a civil provision of R$340.

Form 20F 2026 FY2025	F-63

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
b.Contingent tax liabilities classified as possible losses
The main proceedings with this classification are:
i.Income tax and social contribution on net income – IRPJ and CSLL
On August 30, 2013, an infraction notice was issued (regarding expenses considered non-deductible) requiring the collection of income tax and social contribution amounts relating to the calendar years 2008 to 2009. As of December 31, 2025, the amount at risk of the action totals R$32,147 (December 31, 2024: R$30,312), while the total amount of the action corresponds to R$67,145 (December 31, 2024: R$63,301).
ii. COFINS
Inter is challenging COFINS assessments for the period from 1999 to 2014.
Before the publication of Law No. 12,973/14, which modified the understanding regarding the inclusion of financial revenues in COFINS calculation basis, there was discussion about the expansion of the calculation basis for said contribution promoted by paragraph 1 of article 3 of Law No. 9,718/98.
In 2005, Inter obtained a favorable final court decision (res judicata) from the Federal Supreme Court that ensured the financial institution's right to collect COFINS based only on service revenue, instead of total revenue which would include financial revenues.
During the period from 1999 to 2006, Inter made judicial deposits and/or performed payment of the obligation. In 2006, through a favorable decision from the Federal Supreme Court and express consent from the Federal Revenue Service, Inter's judicial deposit was released. Additionally, the authorization to use credits, for amounts previously overpaid, against current obligations, was approved without contestation by the Federal Revenue Service on May 11, 2006. Subsequently, the Federal Revenue Service questioned the procedures adopted by Inter, applying the understanding that financial revenues should be included in COFINS calculation basis.
After the publication of Law 12,973/14, Inter modified its procedures to include financial revenues in COFINS calculation basis, so that the taxable events involved in Inter's discussions all predate the law.
Currently, the application of res judicata is being discussed in a specific legal action that ensured Inter's right not to collect COFINS on its financial revenues, such that the Federal Supreme Court ruling in Theme 372 does not directly affect Inter's discussions. As of December 31, 2025, the amount at risk of the action totals R$73,000 (December 31, 2024: R$68,738), while the total amount of the action corresponds to R$ 163,268 (December 31, 2024: R$153,760).
22.Other liabilities
a.Composition

	12/31/2025	12/31/2024
Payments to be processed (a)	1,965,076	1,896,283
Social and statutory provisions	229,465	206,392
Lease liabilities (Note 22.b)	118,550	113,690
Pending settlements (b)	108,383	50,202
Other liabilities (c)	207,636	116,365
Total	2,629,110	2,382,932

(a)    The balance is substantially composed of: (i) credit operation installments to be transferred; (ii) payment orders to be settled; (iii) suppliers to be paid; and (iv) fees to be paid;
(b)     Refer to customer operations intended for carrying out business with fixed income securities, shares, commodities and financial assets, which will be settled within a maximum period of D+5; and
(c)    Other Liabilities as of December 31, 2024 was reclassified from Contract liabilities and Agreements for consistency of presentation with the December 31, 2025 presentation.

Form 20F 2026 FY2025	F-64

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
b.Lease liabilities
The changes in lease liabilities in the year ended December 31, 2025 and year ended December 31, 2024.

Balance at December 31, 2024	113,690
New contracts	1,223
Payments	(34,872)
Accrued interest	38,509
Balance at December 31, 2025	118,550

Balance at December 31, 2023	120,395
New contracts	1,813
Payments	(36,993)
Accrued interest	28,475
Balance at December 31, 2024	113,690
c.Lease maturity
The maturity of the lease liabilities as of December 31, 2025 and December 31, 2024 is as follows:

	12/31/2025	12/31/2024
Up to 1 year	4,633	1,011
From 1 year to 5 years	113,917	10,584
Above 5 years	—	102,095
Total	118,550	113,690
23.Equity
a.Share capital

Data	Class A	Class B	Total
12/31/2025	324,284,558	117,037,105	441,321,663
12/31/2024	322,664,816	117,037,105	439,701,921
As of December 31, 2025, Inter&Co, Inc.'s authorized share capital is US$50,000, divided into 20,000,000,000 shares with a nominal value of US$0.0000025 each, being (i) 10,000,000,000 Class A ordinary shares, (ii) 5,000,000,000 Class B ordinary shares, and (iii) 5,000,000,000 regardless of class, with rights designated by the Company's Board of Directors regardless of class. Inter&Co, Inc.'s paid-in share capital is R$13 as of December 31, 2025 (December 31, 2024: R$13).
On January 16, 2024, Inter&Co announced the commencement of the public offering of 36,800,000 (thirty-six million eight hundred thousand) Class A ordinary shares. The offering was priced on January 18, 2024 at US$4.40 (R$21.74) per share and the final settlement of the offering occurred on February 20, 2024, resulting in gross proceeds of R$823,036 and equity issuance costs of R$38,768. This movement is classified in capital reserves.
In 2025, a total of 1,619,742 new Class A ordinary shares were issued, intended for beneficiaries of our incentive plans.
b.Reserves
As of December 31, 2025, the reserves amounted to R$10,971,176 (December 31, 2024: R$9,793,992) and are comprised of retained earnings maintained to optimize the Company's capital structure and support shareholder value creation through strategic distribution policies. The constitution and allocation of these reserves are subject to Management's deliberations and resolutions, which may include capital composition, dividend distributions, or any other determinations as defined by Management.

Form 20F 2026 FY2025	F-65

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
c.Other comprehensive income
As of December 31, 2025, Inter&Co, Inc’s accumulated other comprehensive income in equity amounted to R$801,600, (December 31, 2024: R$898,830), an amount composed of the net value of financial assets measured at FVOCI, the result from cash flow hedges, foreign exchange adjustment of foreign subsidiary, and the respective tax effects.
d.Dividends and interest on equity
On February 26, 2025, Inter&Co Inc. made dividend payments to the amount R$203,593 to its shareholders. During 2025, the amount of R$40,103 was distributed to non-controlling shareholders.
e.Basic and diluted earnings per share
Basic earnings per share is as follows:

	12/31/2025	12/31/2024	12/31/2023
Profit attributable to Owners of the company (In thousands of Reais)	1,312,390	907,132	302,343
Weighted average number of shares outstanding	440,227,707	435,927,486	401,773,841
Basic earnings per share (R$)	2.98	2.08	0.75
Diluted earnings per share is as follows:

	12/31/2025	12/31/2024	12/31/2023
Profit attributable to Owners of the company (In thousands of Reais)	1,312,390	907,132	302,343
Weighted average number of shares outstanding	440,227,707	435,927,486	401,773,841
Shares of share-based payment plans	3,758,264	3,048,026	103,520
Total weighted-average diluted shares outstanding	443,985,971	438,975,512	401,877,361
Diluted earnings per share (R$)	2.96	2.07	0.75
Basic and diluted earnings per share are presented based on the two classes of shares, A and B, and are calculated by dividing net income attributable to the controlling shareholder by the weighted average number of shares of each class outstanding during the periods.
As of December 31, 2025, Inter&Co reported dilutive effects for the purpose of calculating diluted earnings per share. These effects resulted from granted shares of share-based payment plans, with a weighted average quantity of 3,758,264 (December 31, 2024: 3,048,026; December 31, 2023: 103,520).
f.Non-controlling interest
As of December 31, 2025, the non-controlling interests balance is R$223,373 (December 31, 2024 R$177,132).
g.Reflex reserve
As of December 31, 2025, the reserve reflex is R$56,708 (December 31, 2024: R$43,074). The reflex reserve is composed primarily of share-based payments settled with equity instruments of Banco Inter.
h.Treasury shares
As of December 31, 2025, there were no treasury shares, same as December 31, 2024.

Form 20F 2026 FY2025	F-66

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
24.Net interest income

	12/31/2025	12/31/2024	12/31/2023
Interest income
Personal loans	2,447,331	1,040,255	1,117,470
Credit card	1,997,184	1,478,234	1,246,489
Real estate loans	1,889,846	1,080,761	925,900
Prepayment of receivables	791,786	418,724	242,443
Business loans	571,431	567,088	521,929
Amounts due from financial institutions	379,823	338,955	497,054
Others	561,076	215,196	(1,458)
Total	8,638,477	5,139,213	4,549,827

Interest expenses
Term deposits	(3,736,253)	(1,994,191)	(1,631,470)
Funding in the open market	(1,933,456)	(1,044,916)	(1,016,636)
Others (a)	(307,418)	(272,531)	(239,467)
Total	(5,977,127)	(3,311,638)	(2,887,573)

(a)    Other as of December 31, 2024 was reclassified from Saving and Financial institutions deposits for consistency of presentation with the December 31, 2025 presentation.
The interest income presented above are calculated using the effective interest method.
25.Income from securities, derivatives and foreign exchange

	12/31/2025	12/31/2024	12/31/2023
Income from securities	3,331,154	2,007,869	1,615,108
Fair value through other comprehensive income	2,802,117	1,671,056	1,284,794
Fair value through profit or loss	512,996	298,832	194,250
Amortized cost	16,041	37,981	136,064
Income from Derivatives	145,044	546,713	(69,273)
Forward contracts	(74,536)	40,987	(2,445)
Futures contracts and swaps (a)	219,580	505,726	(66,827)
Revenue foreign exchange	136,271	74,588	88,708
Total	3,612,469	2,629,170	1,634,543

(a) Mark-to-market adjustments of the hedged item offset the hedge accounting derivatives results. Partially presented in the following line: Future dollar contracts

Form 20F 2026 FY2025	F-67

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
26.Net revenues from services and commissions

	12/31/2025	12/31/2024	12/31/2023
Interchange	1,349,906	1,131,024	820,630
Commission and brokerage fees	831,142	785,976	536,580
Fund management and investment fees	157,144	124,128	90,772
Banking and credit operations	48,181	108,135	89,507
Other	60,333	90,813	69,945
Inter Loop (a)	(165,404)	(126,234)	(66,571)
Cashback expenses (b)	(273,207)	(360,562)	(236,482)
Total	2,008,095	1,753,280	1,304,382

(a)    This is a loyalty and rewards program offered by Banco Inter. Through this program, bank customers accumulate points in their transactions and financial operations and can exchange them for benefits, discounts, products or services; and
(b)     Refers to amounts paid to customers as an incentive to purchase or use products.

27.Other revenues

	12/31/2025	12/31/2024	12/31/2023
Revenue from card network	156,717	81,740	52,317
Performance fees (a)	41,574	73,650	135,260
Revenue from sale of goods	26,293	24,245	20,600
Capital Gains/(Losses)	(23,547)	55,538	41,785
Others	100,189	98,398	37,017
Total	301,226	333,571	286,979

(a)     Consists substantially of the results from the commercial agreement between Inter and B3, Liberty and Sompo, which offer performance bonuses as agreed targets are achieved.
28.Impairment losses on financial assets

	12/31/2025	12/31/2024	12/31/2023
Impairment expense for loans and advances to customers	(2,607,658)	(2,059,595)	(1,718,520)
Recovery of written-off credits	209,644	282,160	167,471
Others	(18,339)	(22,017)	9,465
Total	(2,416,353)	(1,799,452)	(1,541,584)
29.Administrative expenses

	12/31/2025	12/31/2024	12/31/2023
Data processing and information technology	(1,033,603)	(797,626)	(779,453)
Third party services and financial system services	(492,717)	(424,819)	(269,172)
Advertising and marketing	(284,998)	(234,989)	(93,512)
Provisions for contingencies	(56,039)	(49,120)	(38,611)
Rent, condominium fee and property maintenance	(53,200)	(69,313)	(62,870)
Insurance expenses	(17,615)	(13,131)	(25,620)
Others	(262,432)	(180,058)	(192,111)
Total	(2,200,604)	(1,769,055)	(1,461,348)

Form 20F 2026 FY2025	F-68

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
30.Personnel expenses

	12/31/2025	12/31/2024	12/31/2023
Salaries	(532,981)	(461,421)	(415,817)
Benefits	(381,674)	(325,601)	(251,583)
Social security charges	(166,980)	(141,958)	(115,263)
Others	(8,698)	(8,781)	(8,076)
Total	(1,090,333)	(937,761)	(790,739)
31.Tax expenses

	12/31/2025	12/31/2024	12/31/2023
PIS/COFINS	(446,760)	(313,956)	(254,732)
ISSQN	(70,839)	(59,929)	(17,043)
Taxes on JCP (Interest on Equity)	(152,470)	(74,771)	(15,969)
Others	(58,665)	(28,382)	(38,840)
Total	(728,734)	(477,037)	(326,584)
32.Current and deferred income tax and social contribution
a.Amounts recognized in profit or loss

	12/31/2025	12/31/2024	12/31/2023
Current income tax and social contribution expenses
Current year	(531,717)	(443,806)	(280,845)
Deferred income tax and social contribution benefits (expenses)
Provision for impairment losses on loans and advances	232,742	184,863	223,051
Adjustment of financial assets to fair value	22,585	3,704	(36,249)
Other temporary differences	8,101	(74,962)	33,949
Provision for contingencies	814	7,112	5,074
Tax losses carried forward	(3,611)	90,380	(32,561)
Others	44,220	—	—
Total deferred income tax and social contribution	304,851	211,097	193,264
Total income tax	(226,866)	(232,709)	(87,581)

Form 20F 2026 FY2025	F-69

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
b.Reconciliation of effective rate current income tax expense

	12/31/2025	12/31/2024	12/31/2023
Profit before income tax	1,624,187	1,205,550	439,841
Income tax and social contribution - (45%) (a)	(730,884)	(542,498)	(197,928)

Tax effect of:
Dividend paid as interest on equity	200,582	105,351	22,501
Non-taxable income (non-deductible expenses) net	113,665	62,027	53,397
Subsidiaries subject to different tax regimes and rates	100,310	46,578	10,176
Others	89,461	95,833	24,273
Total income tax	(226,866)	(232,709)	(87,581)

Effective tax rate	(14)%	(19)%	(20)%

Total deferred income tax and social contribution	304,851	211,097	193,264
Total income tax and social contribution	(531,717)	(443,806)	(280,845)

(a)The result from Banco Inter represents the largest portion on the total amount of taxes, so we present the tax rate of 45%, which is the nominal rate currently in force for banks under Brazilian legislation.
c.Changes in the balances of deferred taxes

	12/31/2024	Constitution	Realization	12/31/2025
Deferred tax assets
Provision for impairment losses on loans and advances	815,679	225,190	(2,093)	1,038,776
Adjustment of financial assets to fair value	442,773	355,275	(434,265)	363,783
Tax losses carried forward	336,535	15,541	(19,152)	332,924
Other temporary differences	46,049	62,283	(46,049)	62,283
Hedge accounting	39,187	46,953	—	86,140
Provision for contingencies	24,831	24,478	(23,664)	25,645
Subtotal	1,705,054	729,720	(525,223)	1,909,551
Hedge accounting	(11,357)	(106,564)	11,357	(106,564)
Capital gains from assets in business combinations	(17,356)	(244)	3,917	(13,683)
Deferred tax assets (a)	1,676,341	622,912	(509,949)	1,789,304

Deferred tax liabilities
Deferred liabilities	(32,790)	(8,133)	—	(40,923)
Deferred tax liabilities	(32,790)	(8,133)	—	(40,923)

(a)    Deferred income tax and social contribution, both assets and liabilities, are offset in the financial position by taxable entity.
The recognition of these deferred tax assets is based on the expectation of generating future taxable profits and is supported by technical studies and earnings projections.

Form 20F 2026 FY2025	F-70

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025

	12/31/2023	Constitution	Business combination	Realization	12/31/2024
Deferred tax assets
Provision for impairment losses on loans and advances	630,817	815,679	—	(630,817)	815,679
Tax losses carried forward	164,831	138,521	81,393	(48,210)	336,535
Adjustment of financial assets to fair value	137,729	430,131	—	(125,087)	442,773
Other temporary differences	82,438	40,854	5,195	(82,438)	46,049
Hedge accounting	—	39,187	—	—	39,187
Provision for contingencies	17,720	24,801	—	(17,690)	24,831
Subtotal	1,033,535	1,489,173	86,588	(904,242)	1,705,054
Hedge accounting	(25,458)	(11,357)	—	25,457	(11,357)
Capital gains from assets in business combinations	(7,081)	(13,755)	—	3,480	(17,356)
Deferred tax assets (a)	1,000,996	1,464,061	86,588	(875,305)	1,676,341

Deferred tax liabilities
Deferred liabilities	—	(32,790)	—	—	(32,790)
Deferred tax liabilities	—	(32,790)	—	—	(32,790)

(a)    Deferred income tax and social contribution, both assets and liabilities, are offset in the financial position by taxable entity.
The recognition of these deferred tax assets is based on the expectation of generating future taxable profits and is supported by technical studies and earnings projections.
33.Share-based payment
a.Share-based compensation agreements
a.1)    Stock option plan - Banco Inter S.A.
Between February 2018 and January 2022, Banco Inter S.A. established stock option programs through which stock options were granted to the Company’s management and executives for the acquisition of Banco Inter S.A. shares.
On January 4, 2023, an Extraordinary General Meeting of Inter&Co, Inc. was held, at which the migration of share-based payment plans was approved, with the consequent assumption by Inter&Co of Banco Inter S.A.'s obligations arising from the active plans and respective programs. As a result of the corporate reorganization, the number of options held by each beneficiary was proportionally adjusted. Thus, for every 6 stock options of ordinary or preferred shares of Banco Inter S.A., the beneficiary will have 1 stock option of Inter&Co Class A Share. Additionally, the re-pricing of the exercise price of options granted in 2022, which had not yet been exercised, was approved. Upon re-pricing, a new calculation of the fair value of the granted and unexercised options was performed, resulting in an additional amount of R$15,990 of incremental expense, to be recognized over the remaining vesting period.
The main characteristics of the plans are described below:

Grant Date	Final strike date	Options (shares INTR)	Vesting	Average strike price	Participants
02/15/2018	02/15/2025	5,452,464	Up to 5 years	R$1.80	Officers, managers and key employees
09/07/2020	09/07/2027	3,182,250	Up to 5 years	R$21.50	Officers, managers and key employees
01/31/2022	12/31/2028	3,250,000	Up to 5 years	R$15.50	Officers, managers and key employees

Form 20F 2026 FY2025	F-71

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
Changes in the options of each plan for the period ended December 31, 2025 and supplementary information are shown below:

Grant Date	12/31/2024		Granted		Expired/Cancelled		Exercised		12/31/2025
2018	71,999		—		—		71,999		—
2020	2,443,088		—		25,350		195,075		2,222,663
2022	2,644,725		—		120,075		203,100		2,321,550
Total	5,159,812		—		145,425		470,174		4,544,213

Weighted average price of the shares	R$	18.15	R$	—	R$	16.55	R$	15.89	R$	18.43

Grant Date	12/31/2023		Granted		Expired/Cancelled		Exercised		12/31/2024
2018	115,799		—		—		43,800		71,999
2020	2,519,138		—		8,325		67,725		2,443,088
2022	2,815,750		—		77,125		93,900		2,644,725
Total	5,450,687		—		85,450		205,425		5,159,812

Weighted average price of the shares	R$	17.98	R$	—	R$	16.80	R$	14.56	R$	18.15

Grant Date	12/31/2022		Granted		Expired/Cancelled		Exercised		12/31/2023
2018	135,599		—		—		19,800		115,799
2020	2,829,225		—		309,412		675		2,519,138
2022	2,838,500		50,000		69,000		3,750		2,815,750
Total	5,803,324		50,000		378,412		24,225		5,450,687

Weighted average period of the Shares	R$	18.15	R$	15.50	R$	20.41	R$	4.47	R$	17.98
The fair value of the 2020 plan were estimated based on the Black & Scholes option pricing model considering the terms and conditions under which the options were granted, and the respective compensation expense is recognized during the vesting period.

2020
Strike price	21.50
Risk-free rate	9.98%
Duration of the strike (years)	7
Expected annualized volatility	64.28%
Fair value of the option at the grant/share date:	0.05
For the 2022 program, the fair value was estimated based on the Binomial model:

2022
Strike price	15.50
Risk-free rate	11.45%
Duration of the strike (years)	7
Expected annualized volatility	38.81%
Weighted fair value of the option at the grant/share date:	4.08
In the period ended December 31, 2025, R$7,507 in employee benefit expenses were recognized (December 31, 2024: R$28,792); December 31, 2023: R$32,692).

Form 20F 2026 FY2025	F-72

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
a.2)Share-based payment related to Inter&Co Payments, Inc., acquisition
In the context of the Company’s acquisition of Inter&Co Payments, Inc., it was established that part of the payments to the acquired Company's senior executives would be effected through the conversion of Inter&Co Payments, Inc.'s share-based payment plan, with an amendment providing that the stock options could be exercised for Inter&Co Class A shares and/or Inter&Co restricted Class A shares, as applicable, in lieu of Inter&Co Payments, Inc. shares. Given the terms and conditions of the agreement executed between the parties, the expenses related to the granted options were treated as share-based payment expense recognized over the vesting period of the options and contingent upon the continued employment of such key management personnel.
All put options that had been granted were exercised, with the last tranche exercised on January 7, 2025.
All call options granted under the Inter&Co Payments, Inc. share-based payment plan, migrated to Inter&Co, were exercised and the shares were fully transferred to the beneficiary key executives by October 31, 2025, the total number of these shares is 489,386.
Due to the completion of the aforementioned transactions, the Inter&Co Payments, Inc. share-based payment plan has been finalized and terminated.
For the period ending on December 31, 2025, the amount of R$3,798 (December 31, 2024: R$17,993; December 31, 2023: R$33,616) was recognized as employee benefit expenses in the Statement of income of the Company.
a.3)Restricted shares agreement (RSU) - Inter.
The Extraordinary General Meeting of Inter&Co, Inc. held on January 4, 2023 approved the creation of the Omnibus Incentive Plan, which aims to promote the interests of the Company and its shareholders, strengthening the Company's ability to attract, retain and motivate employees who are expected to make contributions to the Company and provide to these individuals with incentives to align their interests with those of the Company's shareholders.
The Omnibus Incentive Plan is administered by the Board of Directors of Inter&Co, Inc., which has the authority to approve program grants to Company employees.
In 2023, the Company granted 2,155,500 restricted stock units (RSUs) under the Omnibus Incentive Plan with 25% block-vesting schedules to various executives and employees of the Company and/or its direct or indirect subsidiaries. The vesting schedules are provided in each grant agreement. As of December 31, 2025, 190,000 granted RSUs had expired and 1,524,000 RSUs had been exercised.
In 2024, the Company granted 2,115,000 restricted stock units (RSUs) under the Omnibus Incentive Plan with 25% block-vesting schedules to various executives and employees of the Company and/or its direct or indirect subsidiaries. The vesting schedules are provided in each grant agreement. As of December 31, 2025, 159,000 granted RSUs had expired and 988,250 RSUs had been exercised.
Until December 31, 2025, the Company granted 2,412,522 restricted stock units (RSUs) under the Omnibus Incentive Plan, with vesting schedules of 25% blocks, to various executives and employees of the Company and/or its direct or indirect subsidiaries. The vesting schedules are set forth in each grant agreement. December 31, 2025, 145,666 RSUs granted had expired and 539,071 RSUs had been exercised.

Form 20F 2026 FY2025	F-73

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
See table below:

12/31/2025
Date of grant	Exercise rate per vesting	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Vesting period (years)	Total granted	Total not vested yet
06/01/23	25%	$14.15	1.0	4.0	2,140,500	441,500
11/01/23	25%	$22.99	2.0	4.0	15,000	—
02/01/24	25%	$25.22	2.0	4.0	10,000	—
04/01/24	25%	$29.11	2.0	4.0	120,000	60,000
04/26/24	25%	$26.27	2.0	4.0	1,795,000	812,750
06/04/24	25%	$30.35	2.0	4.0	60,000	45,000
07/01/24	25%	$33.07	1.0	3.0	50,000	25,000
07/17/24	25%	$36.47	3.0	4.0	30,000	—
09/04/24	25%	$40.39	2.0	3.0	50,000	25,000
01/29/25	25%	$28.18	3.0	4.0	1,850,000	1,320,000
01/31/25	25%	$29.02	3.0	4.0	190,522	135,535
02/24/25	25%	$28.03	3.0	4.0	10,000	7,500
05/09/25	25%	$38.41	3.0	4.0	30,000	30,000
06/02/25	25%	$38.56	3.0	4.0	302,000	212,250
10/06/25	25%	$47.14	3.0	3.0	30,000	22,500
Total					6,683,022	3,137,035

12/31/2024
Date of grant	Exercise rate per vesting	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Vesting period (years)	Total granted	Total not vested yet
06/01/23	25%	$14.15	3.5	4.0	2,140,500	963,500
11/01/23	25%	$22.99	4.0	4.0	15,000	11,250
02/01/24	25%	$25.22	4.0	4.0	10,000	7,500
04/01/24	25%	$29.11	4.0	4.0	120,000	95,000
04/26/24	25%	$26.27	3.0	4.0	1,795,000	1,305,000
06/04/24	25%	$30.35	4.0	4.0	60,000	60,000
07/01/24	25%	$33.07	3.0	3.0	50,000	37,500
07/17/24	25%	$36.47	4.0	4.0	30,000	30,000
09/04/24	25%	$40.39	3.0	3.0	50,000	37,500
Total					4,270,500	2,547,250
In the period ended December 31, 2025, the amount of R$73,198 (December 31, 2024: R$30,219; December 31, 2023: R$12,198) was recognized as employee benefit expenses in the Statement of income of the Company.

Form 20F 2026 FY2025	F-74

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
34.Transactions with related parties
Transactions with related parties are defined and controlled in accordance with the Related-Party Policy approved by Inter&Co’s Board of Directors. The policy defines and ensures transactions involving Inter and its shareholders or direct or indirect related parties. Transactions related to subsidiaries are eliminated in the consolidation process, not affecting the consolidated financial statements. Related-party transactions were undertaken as follows:

	Parent Company (a)		Key management personnel (b)		Other related parties (c)		Total
	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Assets	2,936	4,101	17,121	(5,984)	811,314	754,975	831,371	753,092
Loans and advances to customers	2,936	4,101	17,121	(5,984)	811,314	641,113	831,371	639,230
Amounts due from financial institutions	—	—	—	—	—	113,862	—	113,862

Liabilities	(62,590)	(44,710)	(24,591)	(16,179)	(278,659)	(121,747)	(365,840)	(182,636)
Deposits from customers - Demand deposits	(1,533)	(260)	(2,178)	(54)	(4,780)	(318)	(8,491)	(632)
Deposits from customers - Term deposits	(4,456)	(44,450)	(8,309)	(16,125)	(73,812)	(121,429)	(86,577)	(182,004)
Securities issued	(56,601)	—	(14,104)	—	(95,667)	—	(166,372)	—
Other liabilities	—	—	—	—	(104,400)	—	(104,400)	—

	Parent Company (a)			Associates (b)			Key management personnel (c)			Other related parties (d)			Total
	12/31/2025	12/31/2024	12/31/2023	12/31/2025	12/31/2024	12/31/2023	12/31/2025	12/31/2024	12/31/2023	12/31/2025	12/31/2024	12/31/2023	12/31/2025	12/31/2024	12/31/2023
Profit/ (loss)	(7,084)	(2,313)	(1,844)	—	—	3,436	(1,464)	(25,161)	(932)	11,904	(17,194)	(2,247)	3,356	(44,668)	(1,587)
Interest income	254	—	—	—	—	3,436	1,845	543	1,373	26,624	23,414	10,893	28,723	23,957	15,702
Net revenues from services and commissions	—	—	—	—	—	—	204	—	—	18,129	—	—	18,333	—	—
Interest expenses	(7,336)	(2,268)	(1,843)	—	—	—	(3,134)	(1,858)	(2,282)	(15,714)	(8,404)	(11,237)	(26,184)	(12,530)	(15,362)
Other administrative expenses	(2)	(45)	(1)	—	—	—	(379)	(23,846)	(23)	(17,135)	(32,204)	(1,903)	(17,516)	(56,095)	(1,927)

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
Compensation of key management personnel
The overall compensation of Inter&Co, Inc.'s management is set annually by the Ordinary General Meeting, as established in the Company's Bylaws, and includes members of the Board of Directors, Management Board, and Fiscal Council. For the current fiscal year, the total amount approved was R$109,350 (in 2024: R$97,856). As of December 31, 2025, an expense was recognized for compensation in the amount of R$110,822 (R$54,021, as of December 31, 2024; R$31,730, as of December 31, 2023).

Form 20F 2026 FY2025	F-75

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025
35.Subsequent events
Acquisition of interest
On January 9, 2026, Banco Inter (an indirectly controlled company) entered into a contract to acquire an additional stake equivalent to 29.05% of the total share capital of Inter Asset Gestão de Recursos Ltda., for R$35,180, as previously approved by BACEN through an Official Letter dated November 10, 2025. As a result of the acquisition, Banco Inter holds 99.91% of Inter Asset Gestão de Recursos Ltda., an independent financial resources manager, asset management, securities portfolio management and wealth management company.
Discontinuation of Level II Sponsored BDR Program
On January 26, 2026, Inter&Co, Inc. announced that its Board of Directors has decided to begin a process to discontinue its Sponsored Level II BDR Program. The process is currently subject to the approval of B3 and CVM and involves: (i) the creation of an Unsponsored Level I BDR Program, to be filed by Banco Bradesco S.A., (ii) the discontinuation of the Sponsored Level II BDR Program, and (iii) the cancellation of the Company's registration as a foreign issuer with the CVM.
Payment of cash dividend
On February 22, 2026, the Board of Directors of Inter&Co, Inc. approved the distribution of cash dividends in the amount of US$0.11 per common share, based on the profits reported in the financial statements for the fiscal year ended December 31, 2025. The dividends were paid on March 5, 2026 to shareholders holding common shares of the Company as of the record date of February 22, 2026. For holders of Brazilian Depositary Receipts (BDRs), the dividend amount was R$0.60 per BDR, calculated using the PTAX exchange rate of R$5.26 per U.S. dollar published on February 10, 2026, and the payment to BDR holders was made on March 13, 2026.
Advance payment the FGC
In accordance with Central Bank of Brazil (“BCB”) Resolution No. 551, dated March 3, 2026, and as part of the Company’s liquidity management strategy, subsequent to the reporting date of these consolidated financial statements, Management approved a one‑time advance payment of the ordinary contributions to the Brazilian Credit Guarantee Fund (FGC).
The advance payment corresponded to 60 (sixty) months of ordinary contributions, calculated based on the January 2026 reference date, totaling R$403,758, and was paid on March 25, 2026.
Acquisition of interest
On March 16, 2026, Banco Inter (an indirectly controlled company) entered into a contract to acquire an additional stake equivalent to 20% of the total share capital of Acerto Cobrança e Informações Cadastrais S.A., for R$18,350, as previously approved by BACEN in an official letter sent on February 23, 2026. As a result of the acquisition, Banco Inter came to hold 80% of Acerto Cobrança e Informações Cadastrais S.A.
On April 13, 2026, Banco Inter entered into a contract to acquire an additional stake equivalent to 20% of the total share capital of Acerto Cobrança e Informações Cadastrais S.A., for R$18,069. The closing of the transaction is subject to approval by the Central Bank of Brazil. As a result of the acquisition, Banco Inter came to hold 100% of Acerto Cobrança e Informações Cadastrais S.A.
Issuance of Financial Letters by Banco Inter S.A.
On April 8, 2026, Banco Inter issued Tier I Perpetual Financial Letters (“LFSC”) in the amount of R$ 300,000 (three hundred million reais). The Financial Letters have a repurchase option starting in 2031, subject to prior authorization from the Central Bank of Brazil, as provided for in the transaction documents. In accordance with BCB Resolutions No. 122 and No. 5,007, these Financial Letters will contribute to the Complementary Capital of Banco Inter's Reference Equity, with an estimated impact of approximately 0.7 p.p. on its Basel Index.

Form 20F 2026 FY2025	F-76